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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

National Grid Transco plc
Exact name of registrant as specified in charter

0001004315
Registrant CIK Number

U-5-S FOR 3/31/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

030-00354
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, State of Massachusetts, July 29 2003.

(Registrant)

By: John G. Cochrane
(Name and Title)
Authorized Representative

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

SEC 2082 (3-99)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



National Grid Transco plc
U-5-S to be filed
July 29, 2003
File No. 030-00354

EXHIBIT INDEX

Exhibit No.	Description
A.1.b	National Grid Transco Annual Review for Stockholders for the year ended March 31, 2003
B.2.a.	Lattice Group plc Memorandum and Articles of Association
B.3.a	NGG Finance plc Memorandum of Association and Articles of Association
B.4.a	National Grid Holdings One plc Memorandum of Association and Articles of Association
B.6.a	National Grid (US) Holdings Limited Articles of Association
B.6.b	National Grid (US) Holdings Limited Memorandum of Association and Articles of Association
B.7.a	National Grid (US) Investments 4 Memorandum of Association and Articles of Association
B.8.a	National Grid (US) Partner 1 Limited Memorandum of Association and Articles of Association
B.9.a	National Grid (US) Partner 2 Limited Memorandum of Association and Articles of Association
B.14.a	Connecticut Yankee Atomic Power Company Certificate of Incorporation as amended through October 15, 1998
B.14.b	Connecticut Yankee Atomic Power Company By-Laws as amended through June 2, 1993
B.15.a	Maine Yankee Atomic Power Company Certificate of Organization as amended through September 18, 1992
B.15.b	Maine Yankee Atomic Power Company By-Laws as amended through November 25, 1996
B.16.a	Vermont Yankee Nuclear Power Company Articles of Association as amended through October 30, 1980
B.16.b	Vermont Yankee Nuclear Power Company By-Laws dated November 2, 1983
B.17.a	Yankee Atomic Electric Company Articles of Organization as amended through May 30, 2001
B.17.b	Yankee Atomic Electric Company By-Laws as amended through December 9, 1988

B.35.a	Hudson Pointe, Inc.: Certificate of Incorporation filed March 29, 1994
B.35.b	Hudson Pointe, Inc.: By-Laws
B.36.a	Land Management & Development, Inc.: Certificate of Incorporation filed May 27, 1994
B.36.b	Land Management & Development, Inc.: By-Laws
B.37.a	Landwest, Inc.: Certificate of Incorporation filed February 15, 1995
B.37.b	Landwest, Inc.: By-Laws
B.38.a	Moreau Park, Inc.: Certificate of Incorporation filed April 29, 1993
B.38.b	Moreau Park, Inc.: By-Laws
B.39.a	Niagara Mohawk Energy, Inc.: Certificate of Incorporation dated May 4, 1994 and Certificate of Amendment filed August 12, 1998
B.39.b	Niagara Mohawk Energy, Inc.: By-Laws
B.40.a	NM Properties, Inc.: Certificate of Incorporation filed November 13, 1992 and Certificate of Amendment dated September 25, 1998
B.40.b	NM Properties, Inc.: By-Laws dated July 6, 1999
B.41.a	NM Receivables LLC Articles of Organization dated December 22, 1997
B.42.a	NM Receivables Corp. II: Certificate of Incorporation filed December 26, 1997 and Certificate of Amendment filed June 12, 1998
B.42.b	NM Receivables Corp. II: By-Laws
B.43.a	NM Uranium, Inc.: Articles of Incorporation filed April 26, 1976
B.43.b	NM Uranium, Inc.: By-Laws as amended through April 1994
B.44.a	Opinac Energy Corporation Articles of Incorporation filed July 7, 1982, Articles of Amendment filed January 17, 1985, April 11, 1988, December 18, 1990, and January 25, 1991
B.44.b	Opinac Energy Corporation By-Law No. 1, Special By-Law, Special By-Law No. 2, Special By-Law No. 3 dated July 23, 1982, Special By-Law No. 4 and Special By-Law No. 5 dated July 30, 1982, By-Law No. 2 dated December 15, 1982, and By-Law No. 3 dated December 13, 1991

B.45.a	Opinac North America, Inc.: Certificate of Incorporation dated September 12, 1997 and Certificate of Amendment dated December 29, 1999
B.45.b	Opinac North America, Inc.: By-Laws
B.46.a	Oprop Co. Inc.: Certificate of Incorporation filed February 15, 1996
B.46.b	Oprop Co. Inc.:By-Laws
B.47.a	Riverview, Inc.: Certificate of Incorporation filed April 29, 1993
B.47.b	Riverview, Inc.: By-Laws
B.48.a	Salmon Shores, Inc.: Certificate of Incorporation filed April 29, 1993
B.48.b	Salmon Shores, Inc.: By-Laws
B.49.a	UMICO Holdings Inc.: Certificate of Incorporation filed February 15, 1995
B.49.b	UMICO Holdings Inc.: By-Laws
B.50.a	Upper Hudson Development, Inc.: Certificate of Incorporation filed March 14, 2000
B.50.b	Upper Hudson Development, Inc.: By-Laws
B.59.a	Arbuckle Acres, Inc.: Certificate of Incorporation filed June 2, 1999
B.59.b	Arbuckle Acres, Inc.: By-Laws dated June 4, 1999
C.6	Nantucket Electric Company Loan and Trust Agreement with Massachusetts Industrial Finance Agency and Fleet National Bank dated as of July 1, 1996
C.7	New England Hydro Finance Company, Inc. Note and Guaranty Agreement with New England Hydro-Transmission Electric Company, Inc. and New England Hydro-Transmission Corporation dated as of April 15, 1991
G	Organizational chart showing FUCOs

National Grid Transco is one of the world's largest utilities, focused on delivering energy safely, reliably and efficiently.

Annual Review 2002/03



Transco
National Grid Transco

Financial Highlights

Group turnover	Operating profit	Net cash inflow from operating activities	Earnings per share	Ordinary dividends
£9,400m	£2,185m Adjusted*	£3,154m Adjusted†	28.3p Adjusted*	17.20p
	£1,736m Basic	£2,826m Basic	12.7p Basic	



Group turnover
12,000
10,000
8,000
6,000
4,000
2,000
01/02
02/03
£m
Operating profit

Operating profit

* Excludes impact of exceptional items and goodwill amortisation

Net cash inflow from operating activities

† Excludes impact of exceptional items



Earnings per share
40
30
20
10
0
-10
01/02
02/03
01/02
02/03
Adjusted*
Basic
p

* Excludes impact of exceptional items and goodwill amortisation

Ordinary dividends§

§ 2001/02 dividend is that of National Grid

Contents

Important notice
This Summary Financial Statement, as extracted *from the full Annual Report and Accounts, does* not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company or the Group as would be provided by the full Annual Report and Accounts.

The Auditors' Report on the full financial statements for the year ended 31 March 2003 was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations.

Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts 2002/03 and request any future full Annual Report and Accounts by contacting Lloyds TSB Registrars, whose details are on the inside back cover.

Cautionary statement
This document contains certain statements that *are neither reported financial results nor other* historical information. These statements are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this document include the ability to integrate Niagara Mohawk and Lattice Group plc successfully within National Grid Transco or to realise synergies from such integration or the failure to retain key management, unseasonal weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of the Group's pension schemes and the regulatory treatment of pension costs, and the impact of any potential separation and disposal by the Group of any UK gas distribution network(s). For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the 'Risk Factors' and 'Operating and Financial Review' sections of its most recently filed Annual Report on 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of publication of this document.

Group Summary

National Grid Transco is an international energy delivery business. We are the UK's largest investor-owned utility and one of the largest worldwide.

We own and operate the gas transmission and distribution systems in Britain, which deliver gas to some 21 million homes, offices and factories, and the high-voltage electricity transmission system in England and Wales.

In the US, we are a major electricity delivery company, with one of the largest electricity transmission and distribution systems in the Northeast. In addition, we operate a gas distribution system in upstate New York.

Our Businesses

UK Distribution

Gas

- 172,000 miles of distribution pipelines
- Distributes gas on behalf of gas shippers and suppliers to around 21 million consumers
- Operates the free national gas emergency number: 0800 111 999
- Around six million calls dealt with in 2002/03

UK Transmission

Electricity

- 4,500 miles of high-voltage overhead line and 400 miles of underground cable
- 60 entry points to the network
- 200 supply points to distribution companies and large users
- 340 substations at around 230 separate sites

Gas

- 4,100 miles of high pressure pipeline
- Gas comes ashore at six beach terminals
- 150 offtake points for the eight distribution Networks
- Gas pumped around the system by 24 compressors

US Transmission and Distribution

Electricity

- 14,000 miles of electricity transmission network
- 3.2 million electricity customers over a distribution network of 72,000 miles in New York and New England

Gas

- Approximately 550,000 gas customers over a distribution network of 8,000 miles in upstate New York

Other businesses

Non-regulated businesses provide:

- Metering and meter reading services
- Communications infrastructure solutions
- Interconnectors between national electricity networks

Chairman's Statement

National Grid Transco, created from the merger of National Grid and Lattice, brought together two groups with world-leading reputations for operating complex energy networks. Combined, we are the UK's largest investor-owned utility and one of the largest worldwide.

As your Chairman, may I welcome you to this, our first Annual Review for National Grid Transco which was created last October through the merger of National Grid and Lattice (the 'Merger'). It brought together two groups, both of which already had world-leading reputations for operating complex energy networks. Combined, we are the UK's largest investor-owned utility and one of the largest worldwide.

Uniquely, our skills and strategy are focused on energy delivery and infrastructure. We own and operate the major part of Britain's gas transmission and distribution systems and the electricity transmission system in England and Wales. We are one of the top ten electricity delivery companies in the US and operate a gas distribution network in upstate New York.

Our vision is to develop a modern, progressive, forward-looking company that benefits all our stakeholders. This means continuing to operate and grow a safe and reliable electricity and gas transmission and distribution business. We do so with the conviction that ever greater levels of safety and efficiency, coupled with high service standards, can be achieved through the application of technology and innovation. In addition, under well-designed regulatory incentives, such gains benefit shareholders and consumers alike. Delivering this vision provides a safely-managed and stimulating environment for all our employees. We will also, very selectively, transfer our network skills to other similar markets when long-term value creation opportunities arise.

Group results and dividend

In our first year as National Grid Transco, we have been keenly focused on delivering against our published targets. We have made excellent progress across the Group in meeting our key operational goals. In both the UK and the US, our core businesses are meeting or outperforming against targets for reducing costs. At the same time, we are maintaining our solid record of delivering energy safely, reliably and with high standards of customer service as well as effectively implementing our integration plans.

Group turnover increased during the year by 24%, from £7.6 billion to £9.4 billion, largely due to the contribution from the New York operation (Niagara Mohawk) of National Grid USA, which joined the Group on 31 January 2002.

Total operating profit before exceptional items and goodwill amortisation for the year increased 23%, representing strong performance from all our regulated operations in the UK and US and the first full-year contribution from the New York operation.

Adjusted earnings per share was 28.3 pence, down from 30.8 pence in 2001/02, the fall reflecting the benefit of releasing tax provisions last year.

The Board is recommending a final dividend of 10.34 pence per ordinary share. This brings the total dividend for the year to 17.20 pence per ordinary share, a 7.2% increase compared with last year's National Grid payment, in line with our aim to increase dividends per ordinary share by 5% in real terms in each financial year to 31 March 2006.

The final dividend per American Depositary Share (ADS) proposed by the Board is $0.8396, bringing the total dividend for the year to $1.3748 per ADS.

Sound governance

On both sides of the Atlantic, corporate governance practice has recently been the subject of considerable review, public debate and new legislation. From the outset of the Merger, the Board has been determined to ensure that the Group has in place the highest standards of corporate governance. We have also taken particular care to ensure that all procedures, policies and authorities, as well as the Board and committee structure, match these objectives.

In the UK, the recent 'Review of the role and effectiveness of non-executive directors' by Derek Higgs proposed a number of changes. It is expected that later this year the Financial Reporting Council will confirm the final modifications to the Combined Code. I am confident that, following a modest number of appropriate adjustments, we will be well placed to comply with the majority of the recommendations contained in the Higgs Review.

In the US, the passage of the Sarbanes-Oxley Act has increased the corporate governance requirements for the Group. Significant work has already been undertaken and will continue to ensure we fully meet our obligations.

We are committed to operating our business and building shareholder value in a sustainable manner. As a responsible business, we work to ensure that high standards of financial performance are matched by social and environmental responsibility. On behalf of the Board, responsibility for oversight of health, safety, environment and social involvement rests with the Risk and Responsibility Committee which is chaired by James Ross, our Deputy Chairman. The Committee works closely with the Audit Committee to provide assurance to the Board that all significant risks within the Group have been thoroughly assessed and are managed through sound systems of internal control.

Above all, safety is our paramount concern. In the UK, we continue to undertake major investment in maintaining the gas distribution infrastructure, spending over £400 million in the year on replacing metallic pipes to ensure we deliver gas safely. It is against this background that we deeply regret that three members of the public died as a result of gas explosions associated with Transco's operations in the UK during the year. Whenever such events occur it is important to understand the reasons and therefore we cooperate fully with the relevant authorities in their investigations and apply any lessons to be learned as soon as possible.

Energy policy

Energy policy continues to be high on the agenda in the UK, Europe and US, especially over issues regarding security and diversity of supply. In February 2003, the UK Government published a White Paper outlining its proposals for future energy policy.

The White Paper rightly recognises the importance of robust and flexible infrastructure for the transmission and distribution of both gas and electricity to realise the Government's policy objectives. In the case of gas, Transco's National Transmission System will need to adapt to the growing proportion of gas and Liquefied Natural Gas (LNG) imports from a variety of landing points.

For electricity, the regulatory arrangements for National Grid Company's essential role in connecting the new sources of renewable energy to the market, and balancing their intermittency, will be crucial to delivery of the White Paper's objectives. We are working closely with the Government to meet these new challenges.

In the US, although deliberations are far from complete, Congress is currently considering comprehensive energy legislation which includes a number of provisions that are important to National Grid USA's ongoing operations and business development efforts. Among other things, Congress is considering the repeal of the Public Utility Holding Company Act, which would streamline regulation in the US, and the enactment of several provisions that would promote electricity transmission infrastructure development.

National Grid Transco people

None of this year's achievements would have been possible without the skills, dedication and enthusiasm of National Grid Transco people. I would therefore like to extend my thanks to all our employees for their commitment to delivering our success and willingness to embrace change.

The Merger saw a number of changes to the Board and I am grateful to all the Directors who have served on the Boards of National Grid and Lattice throughout the year. National Grid Transco is fortunate in having a very strong and committed team of Directors, which was further strengthened by the addition of Nick Winser to the Board in April 2003 as an Executive Director. He has assumed responsibility for our UK and US transmission operations, having previously been Chief Operating Officer of our transmission operations in the US. Steve Holliday, previously responsible for our transmission operations, has taken over as Executive Director with responsibility for UK gas distribution. Rick Sergel retains responsibility for our US distribution business. Edward Astle, responsible for our non-regulated businesses, is also now responsible for business development.

Outlook

Our Group-wide cost reduction and synergy creation programmes are exceeding our targets. We are confident that 2003/04 will be another strong year for the Group.

Sir John Parker *Chairman*



Sir John Parker, Chairman (seated) and **Roger Urwin**, Group Chief Executive

Chief Executive's Operational Review

National Grid Transco's success and reputation as a world-class business depend on the safe, reliable and efficient delivery of energy, around the clock, 365 days a year.

Strategy

National Grid Transco is one of the world's leading energy delivery companies. Our core skills lie in the design, development, operation and maintenance of complex energy networks under performance-based regulatory incentives. We manage these networks to the highest standards of safety, reliability and customer service.

We have also transferred our network skills to related markets in the UK and US.

We aim to deliver world-class operating and financial performance in order to provide superior returns and grow value for shareholders. To achieve this we must:

- continue to earn our reputation for innovation and continuous improvement to achieve leading standards of efficiency, safety, reliability and customer service;
- continue the productive and professional conduct of regulatory relationships to deliver innovative, performance-based agreements which provide benefits for investors and consumers;
- continue to develop our unique experience and expertise in providing the infrastructure, commercial arrangements and related systems that provide the essential basis for competitive electricity and gas markets;
- transfer best practices across businesses and functions and realise integration synergies in electricity and gas transmission and distribution;
- exploit our core skills, assets and scale to pursue selected growth opportunities in infrastructure and related services; and
- manage our businesses in accordance with the culture and behavioural values needed for the responsible, long-term stewardship of vital infrastructure assets – our 'Framework for Responsible Business'.

Our businesses

In the UK, through Transco, we own, operate and develop Britain's natural gas transmission and distribution systems, and through National Grid Company, the high-voltage electricity transmission system in England and Wales. In the US, National Grid USA's distribution networks serve electricity customers in the Northeast and gas customers in upstate New York.

Our portfolio of non-regulated businesses which includes metering, communications infrastructure and interconnectors is selectively utilising our core skills and assets.

Business performance

Last year saw excellent progress in delivering our strategy. Each of our businesses maintained aggressive cost-cutting and improved efficiency, and we delivered over £140 million in real savings for the year ended 31 March 2003 alone. We continue to deliver significant outperformance in the UK electricity business and to date we have achieved real reductions of 22%. In our UK gas business, we met the first-year target to reduce operating costs by 6.3% in real terms. In the US, we are progressing well in integrating the New England and New York operations. We have already achieved a reduction of 6.5%.

The Group has made good progress in securing the savings related to the National Grid and Lattice merger. The two previous London headquarters were brought together on the day we completed the Merger, and we are in the process of moving to our new operational centre in Warwick.

The combined UK gas and electricity transmission businesses have identified savings and efficiencies above our original targets. We are now confident of achieving at least £135 million annualised synergy savings, the great majority of which will be achieved by March 2004.

Right Construction of a new 43-mile, 48-inch high pressure pipeline between St Fergus Terminal and Aberdeen Compressor Station in Scotland is part of our investment programme to meet increased gas demand. **Far right** National Grid Company's control room for England and Wales, where supply and demand are balanced on a second-by-second basis in what is perhaps the most sophisticated and liberalised wholesale electricity market in the world.





UK gas distribution

Our gas distribution business in the UK is organised into eight regional Networks and consists of some 172,000 miles of distribution pipeline. It is the largest integrated gas system in the EU. Gas is transported on behalf of approximately 70 active gas shippers from the National Transmission System to around 21 million consumers and also to third party pipeline systems. Transco is responsible for the safety, development and maintenance of the transportation system and also operates the national gas emergency service.

Adjusted operating profit from Transco's eight gas distribution Networks rose by £6 million to £554 million and controllable costs were £26 million lower than in the previous year. The replacement expenditure ('repex') on UK gas mains totalled £405 million in the year. Our performance under the new repex incentive mechanism has been encouraging, and we earned an estimated £15 million in the first year.

Separation of Transco's distribution price control into eight regional price controls is well advanced, and Ofgem is due to publish its final proposals shortly. We are also in detailed discussions with Ofgem on the many regulatory issues associated with the separation and potential sale of individual Networks. We expect Ofgem to publish a consultation document on these issues later this summer. However, the process will require extensive consultations across the gas industry, including detailed discussions with the Health and Safety Executive, which are likely to take many months to complete. We are committed to retaining a major presence in the UK gas distribution business but will consider the sale of one or more individual Networks if this were to maximise shareholder value.

UK gas
Transco transports gas for around 70 active shippers from coastal terminals to consumers' meters, delivering gas to around 21 million consumers. Transco also operates the 24-hour 365 days a year national gas emergency service.


Rig
Gas comes from producers' operating rigs in 100 or so fields beneath the sea around the British Isles and through the interconnector with mainland Europe
Terminal
Gas comes onshore to terminals where Transco takes over responsibility for transporting it
Compressor
Ensures gas travels through high pressure part of system at up to 85 bar/1,230 psi
Underground Storage
Unlike electricity, gas can be stored in a number of ways:
• LNG
• underground in salt cavities
• in depleted gas fields offshore
• in underground pipelines
• in gas holders
Liquefied Natural Gas (LNG) Storage
Compressor
24 compressor stations push gas through the system
Distribution Networks Offtake Point
There are 150 offtake points for the eight Networks to take gas into local systems
Pressure Reduction Station
Gas pressure is reduced for delivery through low pressure pipes to consumers
Governors
Industrial
Domestic and Commercial

UK electricity and gas transmission

The UK electricity and gas transmission business comprises National Grid Company's high-voltage electricity transmission network in England and Wales as well as Transco's gas transmission network in Britain. It consists of approximately 4,500 miles of overhead line, approximately 400 miles of underground cable and some 340 substations at around 230 separate sites. Day-to-day operation of the transmission system involves the continuous matching of generation output with demand for electricity, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency. The gas transmission system in Britain comprises approximately 4,100 miles of high pressure pipe, six beach terminals and 24 compressor stations, connecting to Transco's distribution Networks.

The business continued to deliver strong performance, achieving adjusted operating profits of £846 million, an increase of £65 million over the previous year. Operating highlights included further significant reductions in controllable costs and strong performance under the electricity System Operator incentive scheme.

Right National Grid USA deals with weather extremes during both the summer and winter. In some areas last year, temperatures ranged from a high of over 37°C during the summer to a low of -24°C during the winter.
Far right Transco is responsible for the safety of Britain's national gas pipeline system 24 hours a day, 365 days a year. Around six million telephone calls were made throughout the year to the three national call centres that operate the free national gas emergency number – 0800 111 999.*




Transco

* All calls are recorded and may be monitored.

US electricity and gas networks
National Grid USA delivers electricity and gas in the northeastern US. Electricity distribution serves approximately 3.2 million electricity customers over a network of 72,000 miles. Electricity transmission maintains a network of 14,000 miles. In addition, we serve approximately 550,000 gas customers over a distribution network of 8,000 miles.

The business delivered good results, with cost-cutting and favourable weather conditions offsetting the impact of the sluggish economy, a weakened US dollar and increased pension costs. The US businesses contributed £699 million to adjusted operating profit, compared with £370 million for the previous year, reflecting a full-year contribution from our New York operations. Adjusted operating profit for electricity distribution amounted to £513 million in 2002/03, compared with £266 million in 2001/02; electricity transmission amounted to £128 million in 2002/03, compared with £87 million in 2001/02; and gas distribution amounted to £58 million in 2002/03, compared with £17 million in 2001/02. Operating profit for 2001/02 included two months of results for Niagara Mohawk, which was acquired on 31 January 2002.

The development of regional electricity markets and the associated electricity transmission restructuring in the US

Gas pipelines

176,000 miles in Britain

8,000 miles in northeastern US





Far left National Grid USA performs regular maintenance on a 72,000-mile distribution network in order to maintain reliable electricity services to 3.2 million customers in the northeastern US.
Left Gridcom's towers can accommodate multiple telecommunications operators by site sharing. It actively promotes such site sharing to UK mobile operators to prevent a proliferation of masts and lessen the impact on the environment.

continues to make progress. In June 2002, we announced the establishment of GridAmerica, an independent transmission company. Following receipt of the remaining regulatory approvals, we expect it to begin operations in autumn 2003, managing the transmission assets of three midwestern utilities: Ameren, First Energy and Northern Indiana Public Service Company. These assets span over 14,000 miles of transmission lines.

Non-regulated businesses

Our portfolio of non-regulated businesses in the field of infrastructure provision and related services is selectively utilising our core skills and assets in areas such as metering, communications infrastructure, interconnectors, gas connections and property. During the year, we have made real progress in refocusing our non-regulated businesses and improving their safety and operational performance.

Our competitive metering business, OnStream, was awarded four contracts by British Gas Trading (Centrica) to provide metering services for around 11 million domestic gas and electricity customers in Britain.

We continue to make progress in developing Gridcom which provides communications infrastructure and related services to fibre and wireless network operators in the UK and northeastern US.

We are adding to our successful interconnector business the £300 million Basslink project to build, own and operate an interconnector between the Australian mainland and Tasmania. Final approval for the project from federal and state Government in Australia was received during the year and it is due for completion in late 2005.

Our withdrawal from altnet (alternative telecoms network) investments is nearly complete. During the year, we sold our stakes in Manquehue net and Silica Networks and restructured our shareholding in Energis Polska. We also sold the assets of 186k, our fibre optic network business.

US electricity networks

3.2 million customers

86,000 miles of overhead line and underground cable





Far left National Grid USA's training centre in Massachusetts houses more than a dozen classrooms, conference rooms and hands-on skills training areas. The centre includes outdoor 'laboratories' where students train on overhead and underground electricity distribution equipment such as transformers, poles and a working substation.
Left Niagara Mohawk, which serves 550,000 gas customers in upstate New York, has a programme under way to replace older bare steel and cast iron mains that may be at risk of corrosion.

UK electricity
National Grid Company transports electricity and balances the system on a second-by-second basis, delivering electricity from generators and interconnectors to 12 regional electricity companies for local distribution to over 24 million consumers and directly to a small number of large industrial users.



Electricity generated from:
• gas
• nuclear
• coal
• renewables, eg wind
and imported via:
• interconnectors
Entry Point
The voltage is increased to the transmission voltage of 275 kV or 400 kV, where National Grid Company takes over the transmission responsibility for the electricity
Transmission
National Grid Company transmits electricity at 275 kV or 400 kV. Generation must be balanced with demand second by second. National Grid Company has one hour to ensure the system is balanced and supplies maintained
Grid Supply Point
National Grid Company reduces the voltage to132 kV for distribution companies and/or large industrial users
National Grid Company responsibility ends
Large Industrial User
Connected to the transmission system at 400 kV or below
Large Industrial User
Connected at 132 kV or below
Primary Distribution Substation
Reduces the voltage to 11 kV, 33 kV or 66 kV
1
1
Primary Distribution Substation
Reduces the voltage to 11 kV, 33 kV or 66 kV
2
Secondary Distribution Substation
Reduces the voltage to 230 V
Industrial User
Connected at 66 kV or below
Residential and Commercial
Users connected at 230 V

Delivering energy – safely...

The electricity and gas we deliver is essential to the countries and regions in which we operate. It is of paramount importance to us that we do so safely and we work to safeguard the public in all that we do.

Across the Group, we have a goal of zero injuries to employees and, for the year ended 31 March 2003, the rate of injuries resulting in lost time decreased by up to 46% across our major operations compared with 2001/02. In our drive for continuous improvement, we investigate all incidents to ensure that the lessons are learned and communicated. Last year, we also audited the progress made in safety management since the assessment of National Grid's operations in the UK and US by DuPont in 2001. In January 2003, we invited DuPont to carry out a safety assessment of Transco.

In the UK, Transco has successfully completed its demanding programme to replace 1,500 miles of medium pressure mains made of ductile iron. We have also commenced a long-term programme to replace all metallic mains within 30 metres





Far left At Transco's national control centre, gas pressures and flows are monitored to ensure the continuous balancing of supply and demand.
Left National Grid USA has introduced Automated Meter Reading (AMR), which allows customers' meters to be read using radio signals transmitted to a computer in a company van. This enables up to 15,000 meters to be read compared with 400 meters per day by a meter reader.

of buildings with modern polyethylene pipes that should reduce further the risk of gas leaks from the system.

In the US, we have a programme under way to replace older bare steel and cast iron gas mains that may be at risk of deteriorating.

...with year-round reliability...

We must also deliver energy reliably, especially during extremes of weather. The winter of 2002/03 saw the highest demands for electricity and gas ever recorded in the UK. The electricity transmission network in England and Wales carried a record 54.4 GW on 10 December 2002 – up more than 5% from the previous peak and the largest percentage increase in demand since 1995.

The record maximum daily demand for gas in Britain of 450 million cubic metres was met on 7 January 2003. This also represented an increase of over 5% on the previous peak.

In the US, there were extremes of both hot and cold weather, with temperatures that ranged from a high of over 37°C during the summer to a low of -24°C during the winter. The need for summer air conditioning and winter heating increased the demand for energy. In the New England region, all-time peak electricity demand records were set in both the summer and winter.

The weather in the US, however, also included a significant number of ice and snow storms that caused outages, including a very severe ice storm in New York in early April 2003 that cut off power to more than a quarter of a million of our customers. It is a credit to the dedication and professionalism of our employees that we were able to restore power quickly with many tributes received from the customers affected.

...and with high service standards

We operate the national gas emergency service. During the year, staff in three national call centres dealt with around six million telephone calls from the public. Safety-related targets continued to be exceeded, with 99% of 'uncontrolled' gas escapes (where the gas leak cannot be controlled by turning the gas supply off at the meter) attended within one hour. 99% of 'controlled' gas escapes (where the gas leak can be controlled at the meter) were attended within two hours.

In the US, we also work towards service quality standards set by the state regulators. During the year, we had mixed results in the area of reliability, which measures the frequency and duration of outages. While in New York and Rhode Island we met our targets, we fell short in Massachusetts. As a result, major construction efforts are under way to improve reliability in the distribution infrastructure through the upgrade of low-voltage power supply lines (feeders) in New England and the completion of four new substations.

Customer satisfaction is higher and billing accuracy and efficiency have been improved in the US through our Automated Meter Reading (AMR) project. AMR enables us to read up to 15,000 meters a day using a specially equipped van, compared with approximately 400 meters per day by a meter reader. AMR provides accurate reads, which means fewer customer calls about bills and fewer regulatory complaints.

We also work closely with our customers in the US and UK to improve their energy efficiency. Five of the programmes offered in New England were among the 31 nominations selected as the nation's best by the American Council for an Energy-Efficient Economy. In Britain, our Affordable Warmth programme is a leading contributor to the eradication of fuel poverty – a prime Government objective.

Operating responsibly

The past year has seen an increasing emphasis on the way in which companies manage their affairs and the arrangements they have put in place to ensure effective corporate governance.

Our Framework for Responsible Business, developed with the help of our employees and external stakeholders, sets out the principles by which we will manage our business to deliver long-term value. It provides the context for our approach to corporate governance and is supported by Group-wide policies addressing issues such as safety, environment and business ethics.

We are proud of our achievements in this area. This year we have been listed in the top 20% of the UK Business in the Community's Corporate Responsibility Index and the 'Premier League' of the associated environmental index. We have also been rated by certain fund managers as an 'industry leader', for our management of environmental and social issues.

This financial year has also seen us enter the FTSE4Good and Dow Jones Sustainability Indices, at a time when these issues are taking on greater importance for the investment community.

We place great emphasis on the relationships we have with the local communities we serve. We have established the National Grid Transco Foundation to bring our business expertise, knowledge and resources to bear on social and environmental issues faced by communities. It is also the means through which our UK employees can become actively involved in community activities.

In recent years there has been a shortage of skilled engineers and technicians across the UK. The Foundation has been involved in developing a pilot scheme to address this shortage. We have trained young offenders in gas distribution and streetworks and they have found jobs with National Grid Transco and our engineering contractors.


Electricity transmission networks
14,000 miles in northeastern US
4,500 miles in England and Wales

Most encouragingly, experience shows that there is a dramatically reduced inclination to re-offend among these young people. The UK Government is therefore considering how this scheme might be applied nationwide, under the leadership of Sir John Parker.

Last year we gave some £3.4 million (US $5.4 million) to charitable causes in the US. This included support for needy populations through a fuel-assistance programme similar to our Affordable Warmth programme in Britain. It also included an educational services programme that distributed more than 200,000 instructional booklets on various energy topics to students and held more than 2,000 classroom safety presentations reaching more than 50,000 children.

A foundation for the future

We have successfully established National Grid Transco as the world's foremost company specialising in the ownership and operation of the advanced networks that provide the essential basis for competitive electricity and gas markets. Our challenge is to build on this achievement to the benefit of our employees, our shareholders and the millions of customers served by our networks.


Community investment
£5.5m
invested in UK, including award-winning schemes for young offenders
$5.4m
invested in northeastern US

Operating Responsibly

In merging National Grid and Lattice we recognised that it was essential to build upon the approach to corporate responsibility that both companies had been developing in recent years.

We recognise that as one of the world's largest utilities we have long-term responsibilities that form an important part of our wish to create value for our shareholders. Full details of our approach to operating responsibly can be accessed via our website, www.ngtgroup.com.

Our Framework for Responsible Business

Our Framework for Responsible Business (the 'Framework') defines the sort of business we are, sets the context in which we operate, and helps us achieve the right balance between economic, environmental and social factors. We have built our Framework around three goals that clearly define our desire to be a company with a long-term future:

Sustainable growth
We are constantly looking to expand and grow our business by transferring our skills to new markets. Growth needs to be sustainable if we are to bring long-term value to our shareholders and others.

Profits with responsibility
For our business to be sustainable, we must be profitable. However, increasing our profitability at any cost is neither sustainable nor acceptable. We therefore have to be responsible in the way in which we generate our profits.

Investing in the future
As a responsible business, our commercial success enables us to invest in the future in a way that benefits our shareholders, our employees, the environment and society. This investment is a reflection of our desire to be a long-term business.

Driving our governance

In a climate where the governance arrangements in large companies are increasingly under scrutiny, the Board has implemented a transparent approach, driven by our Framework and underpinned by a suite of policies.

Overall responsibility for matters of corporate responsibility rests with the Board which has established the Risk and Responsibility Committee chaired by James Ross, Deputy Chairman, to ensure that these areas are reviewed in appropriate depth. The Committee has responsibility for reviewing the non-financial risks, strategies, policies, management, targets and performance of the Group, and where appropriate, our suppliers and contractors.

A safe way of working

We believe that safety is paramount and that all work-related injuries and illnesses are preventable. A new Group-wide Safety and Occupational Health policy was approved by the Board in December 2002. The policy establishes our strategic aims and each of our businesses will be audited to ensure it is transferring the policy into practice.

During 2002/03, our operations have not resulted in any fatalities to our employees or contractors, and the rate of injuries resulting in lost time has decreased by up to 46% across our major operations compared with 2001/02. However 269 of our employees were involved in accidents which led to their taking time off work. As with all our incidents, these are being investigated to ensure that lessons are learned and communicated throughout the Group. We monitor our Lost Time Incidents across the Group and report them monthly to the Executive Committee and Board.

Protecting the public

We aim to safeguard the public in everything we do. Despite our best efforts, regrettably three members of the public died as a result of gas explosions associated with Transco's operations in the UK during the year. As a result of a fatal accident in Larkhall, Lanarkshire in December 1999 in which four people died, the Crown Office in Scotland served an indictment on Transco in February 2003. This charges that company with culpable homicide with an alternative charge of a contravention of Sections 3 and 33 of the Health and Safety at Work Act 1974. Charging that company with culpable homicide is unprecedented under Scots law and therefore before a full trial can proceed, a number of fundamental legal issues associated with the indictment are required to be resolved.

Working with contractors

Contractors are selected from an approved vendor list that requires submission to a safety and environmental review.

For the purpose of safety management, contractors are treated like, and receive safety briefings alongside, direct employees. Our contractors recognise that we have high safety standards and, especially for large projects, safety is at the forefront from tender to project completion.

We have, during the financial year, removed contractors from jobs because of our concerns over their ability to operate safely.

Environment

We were not prosecuted by any environmental regulatory body for an environmental offence during this financial year.

The operation of environmental management systems (EMSs) in our businesses provides the Executive Directors with direct assurance that our approach is robust and properly focused on significant environmental risks and liabilities. In the US, our New England electricity transmission system is certified to ISO 14001 and our New York electricity transmission system conforms to ISO 14001 and will receive a registration audit in June 2003. Our US electricity and gas distribution businesses have developed EMSs that conform to ISO 14001. We are evaluating the merits of seeking ISO 14001 registration for our US distribution businesses. The majority of our UK operations are certified to ISO 14001. Over 80% of our employees operate with ISO 14001 certified or compatible systems.

In March 2003, we were one of 18 companies (out of over 200) placed in the premier league of Business in the Community's 7th BiE Index of Corporate Environmental Engagement.





Far left Paper-making at National Grid Company's Pelham Centre for the Environment, Hertfordshire, UK. In addition to term-time visits, schoolchildren can attend holiday play schemes where activities boost their awareness of the natural world.
Left In a pilot project with the children's charity NCH, National Grid Transco Foundation aims to raise the educational achievements of young people in care. At an NCH Family Centre in London, the Foundation has installed self-contained learning workstations for cared for children.

Electric and magnetic fields
In December 2002, we published our position statement on electric and magnetic fields (EMFs) making a clear commitment to playing a constructive and proactive role on this issue. The balance of scientific evidence indicates that EMFs do not lead to adverse health effects. However, we recognise that some people still have concerns about EMFs and we make information and advice available whenever requested. We comply with the standards, guidelines and regulations in force on EMFs in the countries and states in which we operate.

Contaminated land
We continue to manage our inherited portfolio of potentially contaminated land. This contamination has mainly arisen from the historic manufacture of gas from coal and oil, and from older electrical substations where there is a risk that the ground may have been contaminated with oil in the past through accidental spillage or leakage from equipment. The sites of former manufactured gas plants can sometimes have a complex mix of contamination dating back to the 19th century.

Climate change
Across our operations the largest source of greenhouse gas emissions is methane leakage from the Transco distribution network. Most leakage is associated with the joints on older cast iron parts of the low pressure gas network. Cast iron makes up 37% of the distribution system and, as this pipe is replaced by polyethylene, the level of methane emissions will be gradually reduced. A detailed analysis of our greenhouse gas emissions is available on our website.

Our people
We have reviewed our Human Resources policies and condensed them into a high-level Group-wide policy. We aim to foster a learning environment where all our employees can realise their full potential. Each business is updating procedures to cover the areas of Diversity, Learning & Development, Performance Management, Reward Framework, Recruitment & Selection and Flexible Working. Whilst achieving the standards set in the Group-wide policy, these procedures will reflect local cultures and practices.

Across the Group we are realigning the profile of our workforce with the challenges that we will be facing in the coming years. Throughout this process, we have consulted with trade union representatives and our employees and we aim wherever possible to achieve redundancies either through early retirement or voluntarily.

We are committed to being an equal opportunity employer, encouraging diversity and avoiding any discrimination on the grounds of race, colour, religion, political opinion, nationality, gender, disability, sexual orientation, age, social status and origin, indigenous status or other status unrelated to the individual's ability to perform his or her work.

Working with others
We have a diverse range of external stakeholders from customers, consumers, suppliers, contractors, Government, non-governmental organisations, regulators, grantors and action groups. In our dealings with external audiences we strive to be open and constructive.

Our customers
In the US, we work closely with our customers to improve their energy efficiency and five of the programmes offered by our New England electricity distribution companies were among the 31 nominations selected as the nation's best by the American Council for an Energy-Efficient Economy.

In the UK, Transco has continued to focus on service delivery to the 21 million gas consumers. Throughout 2002, Transco has surveyed and measured consumer views on its key consumer products and services. This indicates that consumers are generally satisfied with the quality of service being provided.

Our suppliers
As a Group with a capital programme of over £1.5 billion we recognise the positive impact that good procurement practices and standards can have on the quality of our supply chain. We aim to create strategic supplier relationships. These provide the opportunity to work with suppliers to improve their performance and provide key suppliers with an appreciation of our business needs, while maintaining or improving safety standards. The safety, health, environmental and quality performance of suppliers is considered as part of the tendering process.

Local communities
We believe it is possible to create both shareholder value and social value – these aims need not be in conflict. We place great emphasis on the relationships we have with the local communities we serve and the wider social needs of the societies in which we operate. The principal focus of our investment is on three themes:

- Regenerating local communities
- Improving the environment
- Education and skills

During 2002/03, we invested about £5.5 million and £3.4 million respectively in the UK and US in our community investment programmes.

Grantors
The continued safe and reliable operation of a national infrastructure, such as the electricity transmission network in England and Wales, involves maintaining good working relationships with the owners and occupiers of land on which our assets are installed and over, or under, whose land our lines cross. We have more than 19,000 different land owners and occupiers throughout the UK – whom we call 'grantors'. We provide a point of contact for all grantors and our quarterly grantors newsletter 'Gridline' provides them with timely and relevant information.

Board of Directors

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01 **Sir John Parker**
Chairman
(appointed October 2002) (N*)
Sir John Parker became Chairman of the Group following the Merger, having been Chairman of Lattice Group since its Demerger from BG Group in 2000. He had previously been a Non-executive Director of BG from 1997. Sir John's career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of RMC Group plc and a Non-executive Director of Brambles Industries plc and Carnival plc. Sir John is a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC. He is a Fellow of the Royal Academy of Engineering. (Age 61)

02 **James Ross**
Deputy Chairman and Senior Independent Director
(first appointed March 1999) (R&R*)
James Ross was appointed as Non-executive Director and Deputy Chairman of National Grid in March 1999, becoming Chairman in July 1999. Following the Merger, he became Deputy Chairman and Senior Independent Director. He is a Non-executive Director of McGraw Hill and of Datacard, both based in the US, and of Schneider Electric based in France. He was Chairman of Littlewoods plc from 1996 to April 2002 and was Chief Executive of Cable and Wireless plc from 1992 to 1995. Previously, he was Managing Director of the British Petroleum Company plc and Chairman and CEO of BP America. At BP he had responsibility for its activities in North and South America and Africa as well as the company's environmental policies. (Age 64)

03 **Roger Urwin**
Group Chief Executive
(first appointed November 1995) (E*, F)
Roger Urwin was appointed as a Director of National Grid in November 1995, becoming Group Chief Executive in April 2001. He was previously Chief Executive of London Electricity plc. Earlier, he held a number of appointments within the Central Electricity Generating Board before joining the Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of The Special Utilities Investment Trust PLC and is a Fellow of the Royal Academy of Engineering. (Age 57)

04 **Steve Lucas**
Group Finance Director
(appointed October 2002) (E, F)
Steve Lucas joined the Board following the Merger in October 2002. He had been Executive Director, Finance of Lattice Group since its Demerger from BG Group in 2000. Previously, he was Treasurer of BG Group having joined British Gas plc in 1994. A Chartered Accountant, he worked in private practice in the City of London until 1983. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. (Age 49)

05 **Steve Holliday**
Group Director
(appointed March 2001) (E)
Steve Holliday joined National Grid as Group Director, UK and Europe at the end of March 2001. Following the Merger, he was principally responsible for the Group's transmission businesses and is now Group Director responsible for UK Gas Distribution and Business Services. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and operational areas such as refining and shipping. His international experience includes a four-year spell in the US. He also worked developing business opportunities in countries as diverse as Russia, Australia, Japan, Brazil and China. (Age 46)

06 **Edward Astle**
Group Director
(appointed September 2001) (E)
Edward Astle joined National Grid as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Unregulated Business and leads the Group's Business Development and Strategy. He was Managing Director of BICC Communications from 1997 to 1999 and between 1989 and 1997 he held a variety of positions with Cable and Wireless (C&W). He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the C&W Board as Executive Director – Global Businesses. He is a Non-executive Director of Intec Telecom Systems plc. (Age 49)

07 **Rick Sergel**
Group Director
(appointed March 2000) (E)
Rick Sergel was appointed as a Director of National Grid following the acquisition of New England Electric System (NEES) in March 2000. He is President, Chief Executive Officer and a Director of National Grid USA and has Board responsibility for US Gas and Electricity Distribution. Between February 1998 and March 2000 he served as President and Chief Executive Officer of NEES. His previous positions with NEES included Senior Vice President in charge of retail operations and unregulated ventures, Vice President and Treasurer. He is a Non-executive Director of State Street Corporation. (Age 53)

Board Committees:
A Audit **E** Executive **F** Finance **N** Nominations
R Remuneration **R&R** Risk and Responsibility
(* denotes chairman of the committee)

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10_11



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08 **Nick Winser**
Group Director
(appointed April 2003) (E)
Nick Winser joined the Board in April 2003 as Group Director responsible for UK and US Transmission operations. He was previously Chief Operating Officer of US Transmission for National Grid Transco. He had joined National Grid Company in 1993, becoming Director of Engineering in 2001. Prior to this he had been with PowerGen since 1991 as principal negotiator on commercial matters having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles. (Age 42)

09 **John Wybrew**
Group Corporate Affairs Director
(appointed October 2002) (E)
John Wybrew joined the Board following the Merger in October 2002. At Lattice Group he was Executive Director responsible for corporate affairs, human resources and health, safety, security and environment. He had joined the Board of British Gas in 1996 and then served as an Executive Director of BG Group. He previously had a career with the Royal Dutch/Shell Group spanning more than 30 years and was Corporate Affairs Director for Shell UK Ltd before joining BG. In the mid 1980s he was seconded to the Prime Minster's Policy Unit, advising Mrs Thatcher on energy and transport policies. (Age 61)

12 **Kenneth Harvey**
Non-executive Director
(appointed October 2002) (A, N, R)
Kenneth Harvey joined the Board following the Merger in October 2002, having been appointed to the Lattice Group Board in September 2000. He is Chairman of Pennon Group plc (which includes South West Water). He is also Non-executive Chairman of The Intercare Group plc and of Beaufort Group plc. A Chartered Engineer, he is a former Chairman of Norweb plc and of Comax Holdings Ltd. (Age 62)

13 **Stephen Pettit**
Non-executive Director
(appointed October 2002) (F, R&R)
Stephen Pettit was appointed to the Board following the Merger, having been appointed to the Lattice Group Board in 2001. He is Chairman of Damovo, the privately owned network integration company and Chairman of Norwood Systems. He is also a Non-executive Director of National Air Traffic Services and KBC Advanced Technologies plc. He is a former Executive Director of Cable and Wireless plc. Before joining Cable and Wireless, he was Chief Executive, Petrochemicals at British Petroleum. (Age 52)

10 **Bonnie Hill**
Non-executive Director
(appointed February 2002) (R, R&R)
Bonnie Hill was appointed a Director of National Grid in February 2002 following the acquisition of Niagara Mohawk, where she had been a Director. She is President of B.Hill Enterprises, LLC, a consulting firm, and Chief Operating Officer of Icon Blue, a brand marketing company. She is also involved in a variety of civic, educational and community bodies and serves on the boards of AK Steel Corporation, Hershey Foods Corporation and The Home Depot, Inc. Before 2001, she was President and Chief Executive Officer of The Time Mirror Foundation and was also Senior Vice President of the Los Angeles Times newspaper. (Age 61)

11 **Paul Joskow**
Non-executive Director
(appointed March 2000) (A, F*)
Paul Joskow was appointed a Director of National Grid in March 2000 following the acquisition of New England Electric System (NEES) where he had been a Director. He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), Director of MIT Centre for Energy and Environmental Policy Research, Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. (Age 55)

14 **George Rose**
Non-executive Director
(appointed October 2002) (A*, N, R)
George Rose was appointed to the Board following the Merger, having been appointed to the Lattice Group Board in September 2000. He has been Finance Director of BAe Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is also a Non-executive Director of SAAB AB, a Member of the Financial Reporting Review Panel and a former Non-executive Director of Orange plc. (Age 51)

15 **John Grant**
Non-executive Director
(appointed November 1995) (A, N, R*)
John Grant was appointed a Director of National Grid in November 1995. He is Executive Chairman of Hasgo Group Limited and of Peter Stubs Limited. He is Chairman of the Royal Automobile Club Motor Sports Association Limited and a Non-executive Director of Torotrak plc, Corac Group Plc and Cordex Plc. He was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. He previously held a number of senior executive positions during 25 years with Ford Motor Company. (Age 57)

Helen Mahy
Group Company Secretary
(appointed October 2002) Helen Mahy was appointed as Group Company Secretary following the Merger, having been Company Secretary at Lattice Group since March 2002. She was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a Barrister and an Associate of the Chartered Insurance Institute. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. (Age 42)

Summary Operating and Financial Review

References to adjusted operating profit, adjusted profit before taxation, adjusted earnings (profit/(loss) for the year) and adjusted earnings per share are stated before exceptional items and goodwill amortisation. This is considered a better indication of the underlying business performance of the Group.

Merger of National Grid and Lattice

On 21 October 2002, the merger of National Grid and Lattice was completed and National Grid was renamed National Grid Transco. In accordance with UK Generally Accepted Accounting Principles (GAAP), the Merger has been accounted for using merger accounting principles. As a consequence, the results of the merged entity together with the financial review associated with the UK GAAP results are presented as if the Group had been in existence for all of the financial years presented. The results for all years are presented on the basis of uniform accounting policies.

Under US GAAP, the business combination of National Grid and Lattice must be accounted for as an acquisition in accordance with acquisition accounting principles ('purchase accounting').

Results and dividend

Group turnover

Group turnover for 2002/03 increased by £1,846 million over 2001/02 to £9,400 million, reflecting a full year's turnover being recorded in respect of Niagara Mohawk, which was acquired by the Group on 31 January 2002.

Group operating profit

Group total operating profit rose by £1,377 million to £1,736 million in 2002/03, primarily reflecting a movement in the total operating exceptional net charges relating to both continuing and discontinued operations, which fell from £1,327 million in 2001/02 to £347 million in 2002/03.

Group total adjusted operating profit rose by £402 million to £2,185 million, primarily reflecting increased adjusted operating profit from US electricity transmission and US electricity distribution which have reported a full year's contribution from the acquisition of Niagara Mohawk in January 2002. As a result, the contribution of US electricity transmission and US electricity distribution rose from £353 million in 2001/02 to £641 million in 2002/03, an increase of £288 million, accounting for 72% of the total increase.

Total operating profit from Group undertakings included losses of £194 million relating to discontinued operations compared with £496 million for 2001/02, as a result of the sale of, or exit by the Group from, certain business activities during the year. The principal businesses included The Leasing Group and 186k, a UK-based fibre optic telecommunications company.

Group operating profit also included a profit of £109 million compared with losses of £672 million in 2001/02 relating to the discontinued activities of joint ventures and the associate.

Associate and joint ventures

Total operating profit for 2002/03 of joint ventures (discontinued operations) included an exceptional pre-tax credit amounting to £129 million. The £129 million credit represents the partial release of impairment provisions charged in the year ended 31 March 2002 to match the recognition of retained losses arising from these joint ventures, and is recorded within the net £109 million credit relating to the Group's 'share of joint ventures' and associate's operating profit/(loss) – discontinued operations'.

Operating losses of £672 million recorded in 2001/02 in respect of the discontinued activities of joint ventures and associate reflect the very significant level of impairment charges incurred during that year.

Exceptional items

The results for the year ended 31 March 2003 included total net exceptional pre-tax charges of £477 million (£349 million post-tax). Pre-tax charges are made up of pre-tax net charges of £308 million and £39 million of operating exceptional items relating to continuing and discontinued operations respectively; £99 million of non-operating exceptional items; and £31 million of financing-related exceptional charges. In addition, the Group reflected £28 million of exceptional minority interest charge.

Interest

Net interest rose from £799 million in 2001/02 to £970 million in 2002/03. Both years included exceptional financing costs amounting to £142 million and £31 million in 2001/02 and 2002/03 respectively.

Net interest, excluding exceptional items, rose from £657 million in 2001/02 to £939 million for 2002/03. This increase is explained by a full year's interest charge in respect of the acquisition of Niagara Mohawk and foreign exchange movements.

Taxation

The net tax charge for 2002/03 of £245 million included an exceptional tax credit on pre-tax exceptional items of £128 million. Excluding the exceptional tax items from the tax charge, the effective tax rate for 2002/03 based on adjusted profit before taxation was 29.9% compared with the standard corporation tax rate in the UK of 30%.

Earnings per share

Adjusted basic earnings per share for 2002/03 were 28.3 pence compared with 30.8 pence for 2001/02. Basic earnings per share for 2002/03 rose from a loss per share of 11.3 pence in 2001/02 to earnings of 12.7 pence per share, reflecting a reduction in net exceptional charges between the two years.

Ordinary dividends

The total ordinary dividend for 2002/03 (£530 million) amounted to 17.20 pence per ordinary share. This represents an increase of 7.2% (5% in real terms) over the previous year's National Grid ordinary dividend per share, as this is the most appropriate dividend comparison for the reason explained in 'Dividend policy' below. The total ordinary dividend per share is covered 1.6 times by adjusted earnings per ordinary share and 0.7 times by basic earnings per ordinary share.

Dividend policy

As announced on 22 April 2002, on completion of the Merger, National Grid Transco adopted National Grid's dividend policy and, as a consequence, any historical comparison of dividends paid or payable by National Grid Transco in 2002/03 and beyond should be made by reference to National Grid's dividends.

National Grid Transco's dividend policy is to aim to increase dividends per share (as expressed in pounds sterling) by a real rate of 5% in each of the financial years to March 2006.

Liquidity and capital resources

Cash flow

Net cash inflow from operations in 2002/03 was £2,826 million compared with £2,291 million in 2001/02. Included within net cash inflow from operations were exceptional cash outflows of £328 million and £103 million in 2002/03 and 2001/02 respectively.

Net cash inflow from operations before exceptional items was £3,154 million in 2002/03 compared with £2,394 million in 2001/02. The 2002/03 increase in net cash flow from operations before exceptional items reflects the first full year contribution from Niagara Mohawk.

Exceptional cash flows in 2002/03 principally relate to cash flows arising from restructuring initiatives, Merger related costs and environmental expenditure. In respect of 2001/02, exceptional cash outflows related to environmental and restructuring costs.

Payments to the providers of finance, in the form of dividends and interest, totalled £1,483 million (net) in 2002/03, compared with £1,183 million in 2001/02. Net interest cash outflows increased from £696 million in 2001/02 to £901 million in 2002/03. This increase primarily reflects the additional net interest expense incurred for a full year following the acquisition of Niagara Mohawk on 31 January 2002.

Net corporate tax payments amounted to £112 million in 2002/03 compared with £212 million in 2001/02. Net corporate tax payments in 2002/03 were lower than in 2001/02, mainly as a result of:

- the cessation of trade in 186k creating balancing allowances that reduced UK corporation tax payable in 2002/03 by around £60 million; and
- the interaction of the timing of UK corporation tax payment on account and the Lattice Group post-tax exceptional charge in 2002/03 resulting in a reduction of around £40 million as compared with 2001/02.

Net purchases of tangible and intangible fixed assets absorbed cash of £1,407 million in 2002/03, compared with £1,543 million in 2001/02. The reduction in net cash outflow in 2002/03 primarily reflects reductions in UK gas distribution; UK electricity and gas transmission; the disposal of The Leasing Group which purchased commercial vehicles and other assets for the Group; reduced expenditure on 186k assets; partially offset by increased capital expenditure arising from the acquisition of Niagara Mohawk.

Cash outflow in 2002/03 relating to the acquisition of Group undertakings and other investments amounted to £165 million, of which £153 million related to expected contractual funding obligations in respect of joint ventures. Cash outflow in 2001/02 relating to the acquisition of Group undertakings and other investments amounted to £1,006 million, of which £932 million (including overdrafts acquired) related to the acquisition of Niagara Mohawk.

Cash inflow from the disposal of investments in 2002/03 amounted to £328 million. This relates primarily to the receipt of £157 million in respect of the full settlement of deferred payment arrangements arising from the sale of nuclear plant conducted before the completion of the acquisition of Niagara Mohawk, £53 million from the sale of other nuclear assets and £92 million for the sale of The Leasing Group.

During 2002/03, the Group purchased for cancellation, 24.2 million shares resulting in a cash outflow of £97 million.

Equity shareholders' funds

Equity shareholders' funds fell from £1,690 million at 31 March 2002 to £1,152 million at 31 March 2003. This reduction is primarily explained by net foreign exchange adjustments amounting to £322 million; share buy-backs amounting to £97 million; and retained losses for the year amounting to £139 million.

Net debt and gearing

Net debt fell from £14,299 million at 31 March 2002 to £13,878 million at 31 March 2003, primarily as a result of exchange adjustments. Gearing at 31 March 2003, calculated as net debt at that date expressed as a percentage of net debt plus net assets shown by the balance sheet amounted to 92% up from 89% at the start of the year. By comparison, the gearing ratio, adjusted for the inclusion of UK businesses at their estimated regulatory asset values ('adjusted gearing ratio'), amounted to 59%, at both 31 March 2003 and 31 March 2002.

Treasury policy

The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The Group has a Treasury function that raises all of the funding for the Group and manages interest rate and foreign exchange rate risk.

The Group has separate financing programmes for each of the main Group companies. All funding programmes are approved by the Finance Committee of the Board and the Finance Committee of the appropriate Group undertaking.

The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement.

The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of business' operational requirements.

Going concern

Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP

The accounts have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP.

As referred to earlier, UK GAAP merger accounting principles have been adopted in accounting for the business combination of National Grid and Lattice. Under US GAAP, acquisition accounting principles have been applied to the business combination, which is a fundamentally different method of accounting from merger accounting. Under US GAAP, National Grid is viewed as the acquirer of Lattice.

A further consequence of acquisition accounting, in contrast to merger accounting, is that the results of the Group under US GAAP only include the results of Lattice with effect from the date of acquisition. Therefore, under US GAAP, in respect of the Group results for the two years ended 31 March 2003, Lattice results only feature in the period 21 October 2002 to 31 March 2003. In addition, because fair values have been attributed to Lattice's separately identifiable net assets rather than the book values as used in merger accounting, goodwill is recognised.

Net income from continuing operations for 2002/03 under US GAAP was £790 million (2001/02: £690 million). The US GAAP results for 2002/03 and 2001/02 include losses relating to discontinued operations amounting to £39 million and £857 million respectively. Consequently, net income for 2002/03 under US GAAP was £751 million (2001/02: £167 million (net loss)). This compares with the net income (loss) under UK GAAP for 2002/03 and 2001/02 of £391 million and £321 million (loss) respectively. Equity shareholders' funds under US GAAP at 31 March 2003 were £9,426 million (31 March 2002: £3,759 million) compared with £1,152 million (31 March 2002: £1,690 million) under UK GAAP.

Summary Directors' Report

Corporate Governance

Compliance

Corporate Governance is essentially the way companies are directed and controlled. Shareholders are responsible for appointing the directors and the directors are then responsible for the governance of the company.

As part of the Merger process, the Board carried out a thorough governance review. It considered all procedures, policies and authorities as well as board and committee structures to ensure that these were appropriate for the newly merged Group. The aim of the Board is that the Company has in place the highest standards of corporate governance.

Shareholders may be aware of the recent 'Review of the role and effectiveness of non-executive directors' by Derek Higgs. National Grid Transco considers that, following a modest number of appropriate changes, it will be well placed to comply with the majority of the recommendations contained in the Higgs Review.

Relations with shareholders

The Annual General Meeting (AGM) is the principal meeting at which National Grid Transco communicates directly with its many individual shareholders. This meeting is used to present the year's results to shareholders and allows any shareholder to ask questions of the Directors, all of whom will normally attend the AGM.

National Grid Transco will also continue the programme offered by National Grid that allowed shareholders to visit the Company, see operations at first hand and speak to senior members of staff and Directors about the business. For more information on this programme see page 25.

Directors

The Board of Directors is responsible for managing the Company's business and for establishing and overseeing its governance framework. This is based on National Grid Transco's Framework for Responsible Business, which contains statements on sustainable growth, profits with responsibility, investing in the future and behavioural values. This statement ties together elements of National Grid Transco's governance framework which includes Board Committee Terms of Reference, Delegations of Authority and the Share Dealing Code.

National Grid Transco's Board consists of the Chairman, the Group Chief Executive, six Executive Directors and seven Non-executive Directors (including the Deputy Chairman). The biographies of each of the Directors, setting out their current roles and previous experience, are on pages 14 and 15.

The Board considers that each of the Non-executive Directors is independent. This means that in the view of the Board they have no links to the Executive Directors and other managers and no business or other relationship with the Company that could interfere with their judgement.

During the year, the Board met formally 15 times, excluding separate strategy meetings. For each scheduled meeting the Company Secretary, on behalf of the Chairman, collates the relevant papers and circulates them to all Directors, aiming to provide papers a minimum of four working days in advance of any meeting. All papers are considered at a senior level, often being considered first by the Group Executive Committee, and must receive support from a relevant Director.

To ensure that all issues are discussed fully, the Board has set up committees to consider separate issues. These committees are: Audit, Executive, Finance, Nominations, Remuneration, Risk and Responsibility.

Internal Control

National Grid Transco's system of internal control helps to safeguard shareholders' investment and the Group's assets and is designed to manage, rather than eliminate, material risks to the achievement of business objectives. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness, recognising that any such system can provide only reasonable, and not absolute, assurance against material misstatement or loss. Following the Merger, the Board of National Grid Transco has approved a new governance framework for the new organisation recognising that this is a key element of internal control.

Dividends

An interim dividend of 6.86 pence per ordinary share (US$0.5352 per ADS) was paid on 21 January 2003. The Directors are recommending a final dividend of 10.34 pence per ordinary share (US$0.8396 per ADS). Subject to approval by shareholders at the AGM, the final dividend will be paid on 20 August 2003 and will bring the total dividend for the year to 17.20 pence per ordinary share (US$1.3748 per ADS).

Future developments

An outline of future developments is included in the Chief Executive's Operational Review.

Annual General Meeting

National Grid Transco's AGM will be held on Monday 21 July 2003. Details are set out in the separate Notice of AGM.

Summary Directors' Remuneration Report

Remuneration policy

The Company has a Remuneration Committee consisting solely of Non-executive Directors. The Remuneration Committee reviewed the Company's executive remuneration policy and practice following the Merger in order to ensure close alignment with the strategy of the new organisation. The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high-calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards. It is intended that this policy should conform to best practice standards in the markets in which the Group operates. The policy which will be applied in 2003/04 and is currently intended to be applied in subsequent years, is framed around the following key principles:

- total rewards should be set at levels that are competitive within the relevant market;
- a significant proportion of the Executive Directors' total rewards should be performance-based. Performance-based rewards should be earned through the achievement of demanding targets for short-term business performance and long-term shareholder value creation, consistent with the Group's Framework for Responsible Business; and
- incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and not expose shareholders to unreasonable risk.

Executive Directors' remuneration

Remuneration packages for Executive Directors consist of the following elements:

- base salary;
- annual bonus with Share Matching Plan;
- long-term incentives;
- all-employee share plans;
- pensions; and
- non-cash benefits.

The policy relating to each component of remuneration is summarised below.

Base salary

Base salaries are reviewed annually and targeted at the median position against the relevant market. In setting individual base salary levels, the Remuneration Committee takes into account business and personal performance and the employment and salary practices prevailing for other employees in the Group.

Annual bonus and Share Matching Plan

Annual bonuses are based on a combination of demanding corporate, individual and, where applicable, divisional targets. For the financial year 2003/04, the target and maximum bonus levels for UK-based Executive Directors are 50% and 75% of salary respectively (41.7% and 62.5% respectively for Rick Sergel). Currently one third of any cash annual bonus is automatically deferred (net of tax) into National Grid Transco shares, and a matching award may be made under the Share Matching Plan. At the end of three years, provided the Director is still employed by the Group, additional matching shares equal in value at the date of deferral to the pre-tax value of the amount of bonus deferred are released to the individual.

US executives, including Rick Sergel, participate in this plan on a slightly different basis, in that an award calculated as a proportion of their cash annual bonus (currently 60% for Rick Sergel) is paid under this plan in National Grid Transco shares or American Depositary Shares (ADSs) subject to a minimum three-year vesting period.

The total target and maximum values of the annual bonus plan, including deferred and matching shares, are therefore 67% and 100% of salary respectively.

The Remuneration Committee believes that operation of the Share Matching Plan as part of the annual bonus plan allows National Grid Transco to maintain competitiveness in annual bonus levels, whilst ensuring that Executive Directors hold a significant proportion of their remuneration in shares.

Long-term incentives

The Executive Directors are eligible for grants under the National Grid Transco Performance Share Plan ('PSP'), under which they receive notional allocations of shares worth up to a maximum of 125% of base salary. Shares vest after three years, subject to the satisfaction of the relevant performance criteria. Shares must then be held for a further year, after which they are released, subject to the Executive Director's continuing employment with the Group.

The performance criterion for grants in the year to 31 March 2004 is Total Shareholder Return ('TSR') relative to a comparator group selected to include companies in the UK, European and US energy distribution sector and other UK and international utilities. The Remuneration Committee believes that this comparator group sets a stretching target for the long-term performance of the Group, and TSR has been chosen for the performance criterion as a direct measure of shareholder value creation. No shares will be released if the Group's TSR over the performance period, when ranked against that of each of the comparator companies, falls below the median. 100% of the awarded shares will be released for TSR ranking at the upper quartile or above.

All-employee share plans

- **Sharesave:** Executive Directors resident in the UK are eligible to participate in all-employee Sharesave schemes (subject to eligibility based on service).
- **US Incentive Thrift Plan:** Executive Directors resident in the US are eligible to participate in a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA.


National Grid Transco/National Grid TSR vs FTSE 100
180
150
120
90
60
30
TSR%
31/03 1998
31/03 1999
31/03 2000
31/03 2001
31/03 2002
31/03 2003
National Grid Transco/National Grid
FTSE 100

This graph shows the Group's performance against the performance of the FTSE 100 index, which is considered appropriate as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of the Directors' Remuneration Report Regulations 2002.

- **Share Incentive Plan ('SIP'):** The Remuneration Committee intends to implement a SIP during the year to 31 March 2004. Employees resident in the UK, including Executive Directors, will be encouraged to participate in the SIP (subject to eligibility).

Pensions

UK-based Executive Directors who were previously directors of National Grid are members of the National Grid Company Group of the Electricity Supply Pension Scheme, which is a tax-approved pension scheme where base salary only is pensionable. The provisions for participating Executive Directors are designed to give a pension at normal retirement age (60) of two thirds final salary subject to completion of 20 years' service. For participating Executive Directors affected by the 'earnings cap', which is a restriction on the amount of pay which can be used to calculate pensions due from a tax-approved pension scheme, the Company provides benefits on salary above the cap on a partially funded basis.

US-based former National Grid Executive Directors participate in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. In line with many US plans, the calculation of benefits takes into account base salary, bonuses and incentive share awards but not share options. Normal retirement age is 65. These plans are non-contributory defined benefit arrangements.

Executive Directors who were formerly directors of Lattice participate in the defined benefit section of the Lattice Group Pension Scheme which is a tax-approved pension scheme. Base salary only is pensionable. All participating Executive Directors are subject to the earnings cap. They also participate in the Lattice Group Supplementary Benefits Scheme, an unfunded unapproved arrangement which increases retirement benefits to at least the level which would otherwise have been provided in the Lattice Group Pension Scheme had they not been subject to the earnings cap. The provisions for participating Executive Directors are designed to give two thirds of salary (which may be restricted by remuneration averaged over three years) at retirement age, inclusive of any pension rights earned in previous employment. Normal retirement age is 65.

Provision has been made in the accounts in respect of the unfunded obligations for post-retirement benefits.

The policy for newly appointed Directors is being reviewed following the recently announced Government proposals on pensions.

Non-cash benefits

The Company provides competitive benefits to the Executive Directors, such as a fully expensed car or cash alternative in lieu of car, chauffeur, financial advice, private medical insurance and life assurance. UK-based Executive Directors with less than five years' continuous service who were previously directors of National Grid, are provided with long-term ill health insurance. Business expenses are reimbursed in such a way as to give rise to no material benefit to the Director.

Non-executive Directors' remuneration

Non-executive Directors' fees are determined by the Executive Directors, or by a Committee authorised by the Board, subject to the limits applied by National Grid Transco's Articles of Association. Non-executive Directors' remuneration is built up from an annual fee, a fee for each Board meeting attended (with a higher fee for meetings held outside their country of residence) and an additional fee payable for Committee chairmanship.

Service contracts for Executive Directors

Service contracts for Executive Directors are set at one year's notice. The application of longer contract periods at appointment, reducing after an initial period, may be used in exceptional circumstances if considered appropriate by the Remuneration Committee to recruit certain key executives.

Performance graph

The graph above represents the comparative TSR performance of the Group from 31 March 1998 to 31 March 2003. For the period before the merger of National Grid and Lattice, the TSR shown is that of National Grid.

This graph shows the Group's performance against the performance of the FTSE 100 index, which is considered appropriate as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of the Directors' Remuneration Report Regulations 2002.

In drawing this graph it has been assumed that all dividends paid have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30 day period up to and including that date.

Directors' emoluments

The following tables set out an analysis of the pre-tax remuneration during the years ended 31 March 2003 and 2002, including bonuses but excluding pensions, for individual Directors who held office in National Grid Transco and National Grid during the year ended 31 March 2003.

Executive Directors

	Year ended 31 March 2003					Year ended 31 March 2002
	Base salary £000s	Annual bonus £000s	Termination payments £000s	Benefits in kind(i) £000s	Total £000s	Total(ii) £000s
Roger Urwin	600	300	–	24	924	794
Steve Lucas	315	164	–	18	497	423
Edward Astle (iii)	325	266	–	15	606	284
Steve Holliday	325	169	–	23	517	444
Rick Sergel	519	219	–	17	755	728
John Wybrew	360	176	–	28	564	500
Stephen Box (resigned 21/10/2002) (iv)	233	111	4	13	361	532
William Davis (resigned 21/10/2002)	301	10	–	5	316	139
Totals	2,978	1,415	4	143	4,540	3,844

(i) Benefits in kind comprise benefits such as a fully expensed car or cash alternative in lieu of a car, chauffeur, private medical insurance and life assurance.
(ii) Totals for the year ended 31 March 2002 for Steve Lucas and John Wybrew include bonus payments in respect of the 15-month period 1 January 2001 to 31 March 2002.
(iii) Edward Astle's annual bonus figure includes a payment of £50,000 in June 2002 and a further payment of £50,000 in August 2002 in respect of special bonus arrangements agreed at the time of his original contract. He was appointed to the Board of National Grid on 1 September 2001.
(iv) Stephen Box resigned from the Board with effect from 21 October 2002 but remained an employee until 30 November 2002 when he retired on health grounds. He received his salary to 30 November 2002 and his bonus was pro-rated for eight months of the year. An ex-gratia payment of £3,957 will be made to Stephen Box equal to the dividends which would have been earned on those shares subject to his matching options under the Share Matching Plan.

Non-executive Directors

	Year ended 31 March 2003			Year ended 31 March 2002
	Fees £000s	Other emoluments £000s	Total £000s	Total £000s
Sir John Parker (i)	386	26	412	343
James Ross	175	22	197	165
John Grant	38	–	38	35
Kenneth Harvey	30	–	30	30
Bonnie Hill (ii)	32	–	32	4
Paul Joskow (iii)	50	–	50	57
Stephen Pettit	25	–	25	10
George Rose	30	–	30	30
Bob Faircloth (resigned 21/10/2002)	21	–	21	42
Richard Reynolds (resigned 21/10/2002) (iv)	32	–	32	55
Totals	819	48	867	771

(i) Sir John Parker's fees include a supplement of £23,000 per month from 22 November 2001 to the date of the Merger while temporarily acting as Chief Executive of Lattice Group plc. This supplement totalled £161,000 (2001/02: £98,000).
(ii) Appointed to the Board of National Grid on 11 February 2002.
(iii) Paul Joskow's fees include US$22,500 (2001/02: US$30,000) paid in respect of strategic advice provided on regulatory issues to National Grid USA.
(iv) Richard Reynolds' fees include a fee at the rate of £25,000 p.a. (2001/02: £25,000 p.a.) in respect of additional duties as a member of the Supervisory Board of Intelig.

Summary Group Profit and Loss Account for the years ended 31 March

	2003 £m	2002 £m
Turnover, including share of joint ventures	**9,566**	7,821
Less: share of joint ventures' turnover – continuing operations	**(99)**	(141)
Less: share of joint ventures' and associate's turnover – discontinued operations	**(67)**	(126)
Group turnover – continuing operations	**9,363**	7,471
Group turnover – discontinued operations	**37**	83
Group turnover	**9,400**	7,554
Operating costs	**(7,788)**	(6,494)
Operating profit of Group undertakings – continuing operations	**1,806**	1,556
Operating loss of Group undertakings – discontinued operations	**(194)**	(496)
	1,612	1,060
Share of joint ventures' operating profit/(loss) – continuing operations	**15**	(29)
Share of joint ventures' and associate's operating profit/(loss) – discontinued operations	**109**	(672)
	124	(701)
Operating profit		
– Before exceptional items and goodwill amortisation	**2,185**	1,783
– Exceptional items – continuing operations	**(308)**	(285)
– Exceptional items – discontinued operations	**(39)**	(1,042)
– Goodwill amortisation	**(102)**	(97)
Total operating profit	**1,736**	359
Merger costs – continuing operations	**(79)**	–
Profit on disposal of tangible fixed assets – continuing operations	**48**	94
Gain on sale of shares by employee share plan – continuing operations	**–**	31
Loss on sale or termination of operations – discontinued operations	**(68)**	–
Profit on disposal of investments – discontinued operations	**–**	31
Net interest		
– Excluding exceptional items	**(939)**	(657)
– Exceptional items	**(31)**	(142)
	(970)	(799)
Profit/(loss) on ordinary activities before taxation	**667**	(284)
Taxation		
– Excluding exceptional items	**(373)**	(251)
– Exceptional items	**128**	166
	(245)	(85)
Profit/(loss) on ordinary activities after taxation	**422**	(369)
Minority interests		
– Excluding exceptional items	**(3)**	(2)
– Exceptional items	**(28)**	50
	(31)	48
Profit/(loss) for the year	**391**	(321)
Dividends	**(530)**	(580)
Loss transferred from profit and loss account reserve	**(139)**	(901)
Earnings/(loss) per ordinary share		
– Basic, including exceptional items and goodwill amortisation	**12.7p**	(11.3)p
– Adjusted basic, excluding exceptional items and goodwill amortisation	**28.3p**	30.8p
– Diluted, including exceptional items and goodwill amortisation	**12.8p**	(10.1)p
– Adjusted diluted, excluding exceptional items and goodwill amortisation	**27.9p**	30.2p
Dividends per ordinary share (i)	**17.20p**	16.04p

The emoluments of the Directors, excluding pension contributions and any gains on the exercise of share options, were £5.4m (2002: £4.6m) – see page 21.

(i) The comparative dividends per ordinary share for 2002 are for National Grid Group plc, as National Grid Transco plc has adopted National Grid Group's dividend policy.

Summary Group Balance Sheet at 31 March

	2003 £m	2002 £m
Fixed assets		
Intangible assets	**1,893**	2,107
Tangible assets	**16,847**	17,210
Investments	**253**	318
	18,993	19,635
Current assets	**5,950**	6,568
Creditors (amounts falling due within one year)	**(5,046)**	(4,888)
Net current assets	**904**	1,680
Total assets less current liabilities	**19,897**	21,315
Creditors (amounts falling due after more than one year)	**(14,255)**	(14,868)
Provisions for liabilities and charges	**(4,406)**	(4,663)
Net assets employed	**1,236**	1,784
Capital and reserves		
Called up share capital	**308**	310
Share premium account	**1,247**	1,243
Other reserves	**(5,131)**	(5,139)
Profit and loss account	**4,728**	5,276
Equity shareholders' funds	**1,152**	1,690
Minority interests	**84**	94
	1,236	1,784

Current assets include £3,395m (2002: £4,058m) of debtors that fall due after more than one year.

This Summary Financial Statement was approved by the Board of Directors on 20 May 2003 and was signed on its behalf by:
Sir John Parker Chairman
Steve Lucas Group Finance Director

Note to Summary Financial Statement

Difference between UK and US accounting principles

The Group prepares its consolidated accounts in accordance with UK GAAP, which differs in certain respects from US GAAP. The significant adjustments necessary to restate net income/(loss) and equity shareholders' funds in accordance with US GAAP are set out below:

Net income/(loss)

	2003 £m	2002 £m
Net income/(loss) under UK GAAP	**391**	(321)
Adjustments to conform with US GAAP		
Elimination of Lattice pre-acquisition results, measured under UK GAAP	**293**	(172)
Merger costs	**32**	–
Deferred taxation	**7**	7
Pensions	**35**	29
Share option schemes	**(29)**	(5)
Fixed assets – purchase of Lattice	**(169)**	–
Replacement expenditure	**166**	–
Financial instruments	**40**	(83)
Carrying value of Equity Plus Income Convertible Securities (EPICs) liability	**2**	203
Severance and integration costs	**(110)**	67
Recognition of income	**2**	(4)
Goodwill	**70**	78
Restructuring – purchase of Lattice	**46**	–
Share of joint ventures' and associate's adjustments	**(27)**	37
Other	**2**	(3)
Total US GAAP adjustments	**360**	154
Net income/(loss) under US GAAP	**751**	(167)
Basic earnings/(loss) per share	31.9p	(10.9)p
Diluted earnings/(loss) per share	31.3p	(8.8)p

Equity shareholders' funds

	2003 £m	2002 £m
Equity shareholders' funds under UK GAAP	**1,152**	1,690
Adjustments to conform with US GAAP		
Elimination of Lattice shareholders' funds	**–**	1,506
Deferred taxation	**(1,593)**	(52)
Pensions	**(1,800)**	217
Shares held by employee share trusts	**(39)**	(46)
Ordinary dividends	**317**	169
Tangible fixed assets – reversal of partial release of impairment provision	**(35)**	(38)
Fixed assets – purchase of Lattice and replacement expenditure	**7,243**	–
Financial instruments	**(253)**	(81)
Issue costs associated with EPICs	**–**	2
Carrying value of EPICs liability	**243**	241
Severance liabilities	**3**	15
Recognition of income	**(27)**	(22)
Regulatory assets	**241**	34
Goodwill – purchase of Lattice	**3,829**	–
Goodwill – other acquisitions	**179**	105
Restructuring – purchase of Lattice	**(6)**	–
Share of joint ventures' and associate's adjustments	**(17)**	21
Other	**(11)**	(2)
Total US GAAP adjustments	**8,274**	2,069
Equity shareholders' funds under US GAAP	**9,426**	3,759

Basis of Preparation and Accounting Principles

The Summary Financial Statement is prepared under the historical cost convention and in accordance with UK GAAP, which differs in certain respects to US GAAP. A reconciliation of net income and equity shareholders' funds from UK GAAP to US GAAP is shown in the note to the Summary Financial Statement.

The combination of National Grid and Lattice meets the merger accounting criteria under UK GAAP and the transaction has therefore been accounted for as a merger. The Summary Financial Statement has been prepared on the basis as if Lattice and National Grid had always been part of the Group.

Merger accounting is not permitted under US GAAP. The US GAAP reconciliation is prepared on the basis of acquisition accounting principles, with National Grid as the acquirer of Lattice.

Auditors' Statement

Independent auditors' statement to the members of National Grid Transco plc

We have examined the Summary Financial Statement of National Grid Transco plc, which comprises the Summary Group Profit and Loss Account, the Summary Group Balance Sheet, the Summary Directors' Report and the Summary Directors' Remuneration Report.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the summarised annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the summarised annual review with the annual accounts, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

This statement, including the opinion, has been prepared for, and only for, the Company's members as a body in accordance with section 251 of the Companies Act 1985, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement', issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the Summary Financial Statement is consistent with the annual accounts, the Directors' Report and the Directors' Remuneration Report of National Grid Transco plc for the year ended 31 March 2003 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London
20 May 2003

Shareholder Information

Financial calendar
The following dates have been announced or are indicative of future dates:

28 May 2003	Ordinary shares go ex-dividend
30 May 2003	Record date for 2002/03 final dividend
21 July 2003	Annual General Meeting
20 August 2003	2002/03 final dividend paid to qualifying shareholders
20 November 2003	2003/04 interim results
26 November 2003	Ordinary shares go ex-dividend
28 November 2003	Record date for 2003/04 interim dividend
21 January 2004	2003/04 interim dividend paid to qualifying shareholders

Queries

Queries from shareholders should be addressed to the Registrar: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 3969, fax 0870 600 3980, e-mail ngtshareenq@lloydstsb-registrars.co.uk, www.shareview.co.uk, textphone for the hard of hearing 0870 600 3950).

Queries from holders of American Depositary Shares (ADSs) should be addressed to the Depositary: The Bank of New York, Shareholders Correspondence, PO Box 11258, New York, NY 10286-1258 (for calls inside the US, telephone 1-800-466-7215, for international calls telephone +1-610-312-5315, e-mail shareowners@bankofny.com, www.adrbny.com).

Additional information

Additional information about National Grid Transco is available on our website at www.ngtgroup.com. Share price information, previous Annual Reports and Reviews and shareholder information can be found in the Investors section of that site.

Documentation

A copy of National Grid Transco's Annual Review is sent to all shareholders each year.

For the assistance of visually impaired shareholders, an audio tape version of the Annual Review is produced and may be obtained free of charge by contacting the Registrar, Lloyds TSB Registrars. A large type version of the Annual Review is also available on request.

Shareholders may opt to receive copies of National Grid Transco's Annual Report and Accounts that contain the full accounts and additional information required by the US Securities and Exchange Commission. To request this document please contact either the Registrar, Lloyds TSB Registrars or the Depositary, The Bank of New York.

If you currently receive the Annual Report and would like in future years to receive only the Annual Review, please contact either the Registrar, Lloyds TSB Registrars or the Depositary, The Bank of New York.

Consolidated tax voucher

Shareholders who receive their dividends directly into their bank or building society accounts will receive a consolidated tax voucher once each year, rather than a tax voucher with each payment.

This consolidated tax voucher will be sent out in January/February each year.

Should shareholders wish to receive a separate voucher with each dividend they should contact the Registrar, Lloyds TSB Registrars.

Share dealing

Information on a range of low cost share dealing services is available from the Registrar, Lloyds TSB Registrars, or from the National Grid Transco website.

ISA investors

Individual Savings Accounts for National Grid Transco shares are available. Further information may be obtained from the Account Manager:
Stocktrade, PO Box 1076,
10 George Street,
Edinburgh EH2 2PZ
(telephone 0131 240 0443,
www.stocktrade.co.uk/NGT_Sharedealing/sharedealing_main.htm).

CGT information

The following is for information purposes only. It does not constitute financial, investment or tax advice. If in doubt, shareholders should obtain independent financial advice.

The base cost for National Grid shareholders would depend on either the purchase price or the date their shares were distributed by the Regional Electricity Companies. For shares distributed on 8 December 1995 (by East Midlands, Midlands Electricity, SEEBOARD, London Electricity, Northern Electric, South Wales and Yorkshire Electricity), the acquisition base cost is 207 pence per share. For shares distributed on 23 January 1996 by Southern Electric, the acquisition base cost is 192.5 pence per share.

The split of the capital gains tax base cost of shares held in BG Group immediately prior to the Demerger has been calculated as:

BG Group plc shares	65.6212%
Lattice Group plc shares	34.3788%

Under the terms of the Merger, Lattice Group shareholders received 37.5 National Grid Transco shares for every 100 Lattice Group shares.

The first market value of National Grid Transco ordinary 10 pence shares following the merger of National Grid and Lattice, as calculated in accordance with Section 272(3) of the Taxation of Chargeable Gains Act 1992, and as derived from the London Stock Exchange Daily Official List on 21 October 2002, was 459.625 pence.

All calculations are in accordance with the methodology set out in the Inland Revenue guidelines.

Shareholder networking

National Grid Transco will continue its innovative programme allowing shareholders to meet staff and visit operational sites. These visits allow us to explain National Grid Transco's business to you in person. If you would like to take part in a visit please write to: Shareholder networking organiser, NGT House, Warwick Technology Park, Gallows Hill, Warwick CV34 6DA.

National Grid Transco

1-3 Strand
London WC2N 5EH
England

Telephone: +44 (0)20 7004 3000
Facsimile: +44 (0)20 7004 3004
www.ngtgroup.com

UK Shareholder enquiries: 0870 600 3969
US Shareholder enquiries: 1 800 466 7215

Registered in England and Wales No. 4031152

This report is printed on paper produced from Elemental Chlorine Free pulps derived from sustainable forests in Europe and the US. The mill waste is recycled and forms up to 30% of the total fibre content. The mills operate under strict environmental standards and any water used is suitably treated and returned to source in better condition than when removed.

National Grid Transco has helped to fund the planting and long-term management of 680 trees with the Future Forests programme, in order to reabsorb 500 tonnes of carbon dioxide emissions. This figure is considered to be more than sufficient to offset the carbon dioxide emissions generated by the production of the Annual Report and Accounts 2002/03, the Annual Review 2002/03 and the Annual General Meeting. These activities are therefore CarbonNeutral®. The trees are being planted in Orbost on the Isle of Skye and with the Pacific Forest Trust in California.

Designed and produced by Fishburn Hedges.
Photography by Mike Abrahams, Iain Crockart and Igor Emmerich.
Printed by St Ives.

No 3900804


Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

(as amended by special resolution passed on 23 April 2001)

OF

LATTICE GROUP PLC



CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

AND RE-REGISTRATION OF A PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 3900804

The Registrar of Companies for England and Wales hereby certifies that

SHELBA MARKETING LIMITED

formerly registered as a private company having changed its name and having this day been re-registered under the Companies Act 1985 as a public limited company is now incorporated under the name of

LATTICE GROUP PLC

and that the company is limited.

Given at Companies House, London, the 30th August 2000

N. Richards.

MR. N. RICHARDS

For The Registrar Of Companies

CH

COMPANIES HOUSE


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION
OF A PRIVATE LIMITED COMPANY

Company No. 3900804

The Registrar of Companies for England and Wales hereby certifies that

SHELBA MARKETING LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 29th December 1999


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



COMPANIES HOUSE

HC007A

Company Number: 3900804

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION

LATTICE GROUP PLC

AT THE ANNUAL GENERAL MEETING OF THE COMPANY DULY CONVENED AND HELD ON MONDAY 23RD APRIL 2001, THE FOLLOWING RESOLUTION WAS PASSED AS A SPECIAL RESOLUTION.

SPECIAL RESOLUTION

THAT THE COMPANY BE GENERALLY AND UNCONDITIONALLY AUTHORISED TO MAKE MARKET PURCHASES (WITHIN THE MEANING OF SECTION 163(3) OF THE COMPANIES ACT 1985 (AS AMENDED)) OF ORDINARY SHARES OF 10 PENCE EACH OF THE COMPANY ("ORDINARY SHARES") PROVIDED THAT:

(A) THE MAXIMUM NUMBER OF ORDINARY SHARES HEREBY AUTHORISED TO BE ACQUIRED IS 352,814,779;

(B) THE MINIMUM PRICE WHICH MAY BE PAID FOR ANY SUCH ORDINARY SHARE IS 10 PENCE, THE NOMINAL VALUE OF THAT SHARE;

(C) THE MAXIMUM PRICE WHICH MAY BE PAID FOR ANY SUCH ORDINARY SHARE IS AN AMOUNT EQUAL TO 105% OF THE AVERAGE MIDDLE MARKET QUOTATIONS FOR AN ORDINARY SHARE AS DERIVED FROM THE LONDON STOCK EXCHANGE DAILY OFFICIAL LIST FOR THE FIVE BUSINESS DAYS IMMEDIATELY PRECEDING THE DAY ON WHICH THE SHARE IS CONTRACTED TO BE PURCHASED; AND

(D) THE AUTHORITY CONFERRED SHALL EXPIRE AT THE CONCLUSION OF THE ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD IN 2002 OR ON 23 JULY 2002, IF EARLIER; BUT A CONTRACT FOR PURCHASE MAY BE MADE BEFORE SUCH EXPIRY WHICH WILL OR MAY BE EXECUTED WHOLLY OR PARTLY THEREAFTER, AND A PURCHASE OF ORDINARY SHARES MAY BE MADE IN PURSUANCE OF ANY SUCH CONTRACT.

....

SECRETARY

Company Number: 3900804

THE COMPANIES ACT 1985 TO 1989

A COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Lattice Group plc

Incorporated on 29 December 1999

1 The Company's name is Lattice Group plc.

2 The Company is to be a public company.

3 The Company's registered office is to be situate in England and Wales.

4 The Company's objects are:-

4.1 To carry on all or any of the businesses of a holding company and to co-ordinate all or any part of the businesses and operations of any and all companies, firms and businesses controlled directly or indirectly by the Company or in which the Company is interested, whether as a shareholder or otherwise and whether directly or indirectly, and to acquire and hold, either in the name of the Company or in that any nominee or trustee, shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company, corporation or undertaking wherever incorporated or carrying on business and to co-ordinate the policy management and administration of any companies, corporations or undertakings in which the Company is a member or participant or which are controlled by or associated with the Company in any manner;

4.2 To carry on business as an investment holding company and to acquire, invest in and hold by way of investment, shares, stocks, debenture stock, bonds, bills, notes, obligations, certificates of deposit, mortgages, policies of assurance and securities of all kinds created, issued or guaranteed by any company association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, or by any individual person, or by any government, sovereign, ruler, commissioners, public body or and machinery of every description, engineering and other equipment, plant, components, accessories and supplies of every description.

4.11 To carry on all or any of the businesses of consultants, advisers and suppliers of management, personnel and training services, whether generally or in respect of one or more of the types of business or activity which the Company has power to carry on, and to provide training and educational courses, instruction and materials, of every description, for employees of the Company and for other persons.

4.12 To carry on all or any of the businesses of, and provide services associated with, engineers (including, without limitation, gas, petroleum, drilling, mechanical, electrical, heating, ventilation, civil, chemical and telecommunications engineers), mechanics, technicians, geologists, draughtsmen, designers, surveyors, architects, builders and decorators.

4.13 To carry on all or any of the businesses of wholesalers, retailers and traders, whether generally or in relation to particular goods or commodities, advertisers, advertising agents, sales promoters, public relations agents and marketing agents.

4.14 To carry on all or any of the businesses of bankers, financiers, factors, debt collectors, dealers in securities, underwriters, insurers, brokers of any kind, developers of and dealers in property, storage contractors, freight contractors, carriers by land, water and air of freight and passengers forwarding agents, shipping agents and agents of any other kind.

4.15 To carry on all or any business of running, operating, managing and/or supplying telecommunications systems of any kind for:

4.15.1 conveying, receiving, storing, processing or transmitting in any way sounds, visual images, signals, messages and communications of any kind;

4.15.2 processing data; and

4.15.3 retrieving information.

4.16 To carry on any business of operating, managing, supplying or otherwise dealing with:

4.16.1 facilities and services for communications of any kind.

4.16.2 facilities and services which incorporate, use or are used in connection with or ancillary to any of the telecommunications systems described in paragraph 4.15 above; and

4.16.3 telecommunications equipment comprised in any of the telecommunications systems described in paragraph 4.15 above.

4.17 To carry on all or any business of selling, hiring or otherwise supplying any telecommunications equipment, products or services.

4.18 To establish, acquire, dispose of, invent, design, develop, construct, demolish, produce, test, alter, maintain, repair, operate, use, manage, supply or otherwise deal with:

4.18.1 telecommunications equipment for communications of any kind and anything capable of being used for, in connection with or ancillary to any of these things;

4.18.2 telecommunications equipment, facilities, products and recordings used or designed for use for receiving, transmitting, making, producing, recording, replaying or reproducing in any way, programmes, sounds, visual images and signals of any kind;

4.26 To establish, acquire, produce, transmit, broadcast, publish, print and reproduce in any form whatsoever (including, without prejudice to the generality of the foregoing, visual or audible form and forms capable of being used by, in, or in connection with, computers), and to buy, sell, supply and otherwise deal in brochures, manuals, journals, periodicals, magazines, newspapers, books, pictures, photographs, stationery and other documents, sound and visual recordings, tapes, films, and programmes for radio, television, cinema and other means of communication.

4.27 To carry on any other business or activity which the Directors consider is, or may be, capable of being carried on directly or indirectly for the benefit of the Company.

4.28 To acquire by any means and hold and deal with any real or personal property or rights whatsoever and, without prejudice to the generality of the foregoing, to purchase, take on lease or in exchange, hire or otherwise acquire and hold any real property and any estate or interest in such property, including without limitation any lands, buildings, installations, structures, servitudes, easements, rights, privileges and concessions and to exploit and develop the same.

4.29 To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection with any such business, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for mutual assistance, with any such person and to give or accept, for any of the acts or things aforesaid or property acquired, such consideration as the Company thinks fit, including, without limitation, any shares, whether fully or partly paid up, debentures, or other securities or rights.

4.30 To apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) or any exclusive or non-exclusive or limited right to use, or any secret or other information as to, any invention or secret process of any kind and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account or deal with, the property, rights or information so acquired.

4.31 To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them; and otherwise to invest and deal with the money and assets of the Company.

4.32 To borrow or raise money or secure or discharge any debt or obligation (whether of the Company or of any other person) in such manner as the Company thinks fit and in particular (but without prejudice to the generality of the foregoing) by the creation or issue, upon such terms as to priority or otherwise as the Company thinks fit, of securities of any kind or mortgages or charges (fixed or floating) founded or based upon all or any part of the undertaking, property, assets and rights (present and future) of the Company, including its uncalled capital, or without any such security; and to receive money on deposit and advance payments with or without allowance of interest thereon.

4.33 To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the otherwise to indemnify or to exempt any such person against or from any such liability) -

(i) any individuals who are or were at any time in the employment of, or directors or officers of (or held comparable or equivalent office in), or acted as consultants or advisers to or agents for -

(a) the Company or any company which is or was its holding company or is or was a subsidiary of the Company or any such holding company; or

(b) any person to whose business the Company or any subsidiary of the Company is, in whole or in part, a successor directly or indirectly (including without prejudice to the generality of the foregoing the British Gas Corporation and any subsidiary of it); or

(c) any person otherwise allied to or associated with the Company;

(ii) any other individuals whose service has been of benefit to the Company or who are or were at any time members, or eligible to be members, of a scheme established under section 36 of the Gas Act 1972 or who the Company considers have a moral claim on the Company; and

(iii) the spouses, widows, widowers, families and dependants of any such individuals as aforesaid; and

4.41.2 to establish, provide, carry on, maintain, manage, support and provide financial assistance to welfare, sports and social facilities, associations, clubs, funds and institutions which the Company considers likely to benefit or further the interests of any of the aforementioned individuals, spouses, widows, widowers, families and dependants.

4.42 To establish, maintain, manage, support and contribute to any schemes for the acquisition of Shares in the Company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of -

4.42.1 the Company;

4.42.2 any company which is or was its holding company or is or was a subsidiary of the Company or any such holding company; or

4.42.3 any other company or former company connected or associated in any way with the Company or with the whole or any part of its undertaking,

and to lend money to any such individuals to enable them to acquire shares in the Company or in its holding company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the Company or any other such company as aforesaid with any such individuals.

4.43 To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which may in the opinion of the Company be likely directly or indirectly to further the interests of the Company, its employees or its members.

4.44 To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered in connection with way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the Company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

5 The liability of the members is limited.

6 The share capital of the Company is £1,000, divided into 1,000 shares of £1 each[1].

[1] By an ordinary resolution passed on 29 August 2000, the 1,000 Ordinary Shares of £1 each were subdivided into 10,000 Ordinary Shares of 10p each and the authorised share capital of the Company was increased to £500,000,000.10 by the creation of 4,999,490,000 Ordinary Shares of 10 pence each, one Special Share of 10 pence and one redeemable preference share of £50,000.

Company Number: 3900804

The Companies Act 1985

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

(Adopted on 29 August 2000 pursuant to a Special Resolution passed on 29 August 2000)

of

Lattice Group plc

PRELIMINARY

1 Table A and other standard regulations do not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985, and any similar regulations in any other legislation relating to companies, do not apply to the **Company**.

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and phrases as they are used in these **Articles**. However the meaning given in the table does not apply if that is inconsistent with the context in which a word or phrase appears. After the **Articles** there is a glossary which *explains various words and expressions. The glossary also explains some of the words in the* Memorandum. But the Glossary is not part of the Memorandum or **Articles**, and it does not affect their meaning. The words which are explained in the **Articles** are printed in **bold** and those which are explained in the Glossary are printed in *italics*.

Words	Definitions
alternate director	Has the meaning set out in Article 120.1.
amount (of a share)	This refers to the *nominal value* of the share.
Articles	The **Company's** Articles of Association, including any changes made to them.
class meeting	Has the meaning set out in Article 37.1.
clear days	In relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

recognised person	A **recognised clearing house** or a nominee of a **recognised clearing house** or of a **recognised investment exchange**.
Register	The **Company's** register of *members*.
Registered Office	The **Company's** registered office.
relevant securities	The meaning of relevant securities is given in Section 80 of the **Companies Act**.
relevant system	Has the meaning set out in the **CREST Regulations**.
Seal	The **Company's** Common Seal, or any official seal kept by the **Company** under Section 40 of the **Companies Act** (called a **Securities Seal**).
shareholder	A holder of the **Company's** shares.
shareholder's meeting	Includes both a General Meeting of the **Company** and a meeting of any class of holders of the **Company's** shares.
the Special Share	the one special rights preference share of 10 pence.
the Special Shareholder	the holder of the **Special Share**.
subsidiary or subsidiary undertaking	A "*subsidiary undertaking*", as defined in Section 258 of the Companies Act.
terms of a share	The terms on which a share was issued.
UK Listing Authority	The Financial Services Authority acting in its capacity as the competent authority for the purposes of the Financial Services Act 1986.
United Kingdom	Great Britain and Northern Ireland.

2.2 References to a **debenture** include **debenture stock** and references to a **debenture holder** include a **debenture stockholder.**

2.3 Where the **Articles** refer to a person who is automatically entitled to a share by law, this includes a person who is entitled to the share as a result of the death, or bankruptcy, of a shareholder.

2.4 Words which refer to a single number also refer to plural numbers, and the other way around.

2.5 Words which refer to males also refer to females, and to companies and so on.

2.6 References to **other** and **otherwise** are not to be construed as if they apply only to things which are of the same kind or nature as the particular things which precede the reference to **other** or **otherwise.**

2.7 References to a **person** or **people** include companies, *unincorporated associations* and so on.

2.8 Any headings in these **Articles** are only included for convenience. They do not affect the meaning of the **Articles.**

2.9 When an Act, or a section of an Act, is referred to, this includes any amendment to the Act or section, as well as its inclusion in a later Act.

CHANGING CAPITAL

4 The power to increase capital

The **Company's shareholders** can increase the **Company's** share capital by passing an *ordinary resolution*. The resolution must fix the amount of the increase and the *nominal value* of the new shares and the currency or currencies of the shares.

5 Application of the Articles to new shares

The provisions of the **Articles** about *allotment*, payment of *calls*, transfer, *automatic entitlement by law*, *forfeiture*, *lien* and all other things apply to new shares under Article 4 in the same way as if they were part of the **Company's** existing share capital.

6 The power to change capital

The **shareholders** can pass *ordinary resolutions* to do any of the following:

- to *consolidate*, or *consolidate* and then divide, all or any of the **Company's** share capital into new shares of a larger *nominal value* than the existing shares;
- to cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution, and reduce the amount of the **Company's** share capital by the amount of the cancelled shares;
- to divide some or all of its shares into shares which are of a smaller *nominal value* than is fixed in the **Memorandum**. This is subject to any restrictions under the **legislation**. The resolution may provide that, as between the holders of the divided shares, different *rights* and restrictions which the **Company** can apply to new shares may apply to all or any of the different divided shares.

7 Fractions of shares

7.1 If any shares are *consolidated* or divided, the Directors have the power to deal with any fractions of shares which result. If the Directors decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among *members* in proportion to their fractional entitlements in accordance with their rights and interests. The Directors can sell to any person (including the **Company**, if **legislation** allows this) and can authorise any person to transfer those shares to the buyer or in accordance with the buyer's instructions. The buyer does not need to take any steps to see how any money he is paying is used. Nor will his ownership be affected if the sale was irregular or invalid in any way.

7.2 So far as **legislation** allows, when shares are *consolidated* or divided, the Directors can treat a **shareholder's** shares which are held in **certificated form** and in **uncertificated form** as separate shareholdings. The Directors can also arrange for any shares which result from a *consolidation* or division and which represent rights to fractions of shares to be entered in the **Register** as shares in **certificated form** where this makes it easier to sell them.

8 The power to reduce capital

The **Company's shareholders** can pass a *special resolution* to:

- reduce the **Company's** share capital in any way; or

(c) the variation of any voting rights attached to any shares in the **Company** (and, for the avoidance of doubt, the creation or issue of shares falling within sub-paragraph (b)(i) or (ii) above shall not be regarded as a variation for the purposes of this sub-paragraph);

(d) the giving by the **Company** of any consent or agreement to (including, without limitation, the casting of any vote in favour of) any amendment, removal or alteration of the effect of article 10 of the Articles of Association of BG Transco plc (company number 2006000) as such article is altered pursuant to a *special resolution* passed at the Extraordinary General Meeting of BG Transco plc convened for on or about 10 November 1999 or at any adjournment thereof or of the equivalent article in the Articles of Association of each **Relevant Subsidiary**;

(e) the giving by the **Company** (or any **Relevant Subsidiary**) of any consent or agreement to (including, without limitation, the casting of any vote in favour of) the creation or issue of any shares in the capital of BG Transco plc (or any **Relevant Subsidiary**) other than an issue of such shares following which the **Company** will own (directly or through any **Relevant Subsidiary**) the full legal and beneficial interest in, and control, shares in the capital of BG Transco plc carrying at least 85 per cent. of the voting rights exercisable at general meetings of BG Transco plc;

(f) the disposal by the **Company** (or any **Relevant Subsidiary**) of any of the shares in BG Transco plc held by it (or any **Relevant Subsidiary**) or of any rights or interests therein or the entering into by the **Company** (or any **Relevant Subsidiary**) of any agreement or arrangement with respect to, or to the exercise of any voting or other rights attaching to, such shares such that the **Company** would cease (directly or through any **Relevant Subsidiary**) to own the full legal and *beneficial interest* in, and control, shares in the capital of BG Transco plc carrying at least 85 per cent. of the voting rights exercisable at general meetings of BG Transco plc. For the purposes of this paragraph, "disposal" shall include any sale, gift, lease, licence, loan, mortgage, charge or the grant of any other encumbrance or the permitting of any encumbrance to subsist (other than a floating charge over the whole of the **Company's** or **Relevant Subsidiary's** assets), or any other disposition to a third party;

(g) the giving by the **Company** (or any **Relevant Subsidiary**) of any consent or agreement to (including, without limitation, the casting of any vote in favour of) any *abrogation*, variation, waiver or modification of any of the rights or privileges attaching to any shares of any class in BG Transco plc (or any **Relevant Subsidiary**) such that the **Company** would cease (directly or through any **Relevant Subsidiary**) to own the full legal and beneficial interest in, and control, shares in the capital of BG Transco plc carrying at least 85 per cent. of the voting rights exercisable at general meetings of BG Transco plc; and

(h) without limitation to any of the foregoing, any act or omission to act by the **Company** or the Directors (or by any **Relevant Subsidiary** or its directors) which results in the **Company** ceasing (directly or through any **Relevant Subsidiary**) to own the full legal and *beneficial interest* in, and control, shares in the capital of BG Transco plc carrying at least 85 per cent. of the voting rights exercisable at general meetings of BG Transco plc.

10.3 The **Special Shareholder** shall be entitled to receive notice of, and to attend and speak at, any general meeting or any separate meeting of the holders of any class of shares, but the **Special Share** shall carry no right to vote nor any other rights at any such meeting.

the **Company** shall be calculated by multiplying the percentage of the share capital in BG Transco plc carrying votes at its general meetings owned by its immediate *holding company* by the percentage of such capital in such immediate *holding company* owned by its immediate *holding company* and so on until the immediate *holding company* is the **Company** Provided that if any such intermediate *holding company* is not a **Relevant Subsidiary** the percentage of such share capital in such *holding company* owned by its immediate *holding company* or the **Company** shall be deemed to be nil.

10.8 References in this Article 10 to a "**Qualifying Reorganisation**" means any reorganisation, reconstruction or arrangement of the **Company** or the **Group**, including, without prejudice to the generality thereof, the super-imposition of a new *holding company* above the **Company** or the transferring of part of the **Group** in whatever form to shareholders of the **Company**, including, without prejudice to the generality thereof, a demerger, capital reduction or other return of capital, dividend or distribution, so that, in each case, immediately after such reorganisation, reconstruction or arrangement the ultimate ownership of the company or the companies then owning the **Company** or the **Group** shall be substantially the same (except to the extent such ownership cannot be substantially the same because by reason of the law of a country or territory outside the **United Kingdom** such ownership or an offer of shares in the transaction is precluded or is precluded except after compliance by the **Company** or any of the issuers with conditions with which the **Company** or any of such issuers is unable to comply or which it regards as unduly onerous) as the ultimate ownership of the **Company** immediately before such transaction.

SHARES

11 The special rights of new shares

11.1 If the **Company** *issues* new shares, the new shares may have any rights or restrictions attached to them. The rights can take priority over the rights of **existing shares**, or **existing shares** can take priority over them, or the new shares and the **existing shares** can *rank* equally. These rights and restrictions can apply to sharing in the **Company's** profits or *assets*. Other rights and restrictions can also apply, for example on the right to vote.

11.2 The rights and restrictions referred to in Article 11.1 can be decided by an *ordinary resolution* passed by the **shareholders**. The Directors can also take these decisions if they do not conflict with any resolution passed by the **shareholders**.

11.3 If the **legislation** allows this, the rights of any new shares can include rights for the holder and/or the **Company** to have them *redeemed*.

11.4 The ability to attach particular rights and restrictions to new shares may be restricted by *special rights* previously given to holders of any **existing shares**.

12 The Directors' power to deal with shares

12.1 The Directors can decide how to deal with any shares which have not been *issued*. The Directors can:

- *allot* them on any terms, which can include the right to transfer the *allotment* to another person before any person has been entered on the **Register**. This is known as the right to **renounce** the *allotment* (see also Article 15) ;
- grant options to give people a choice to acquire shares in the future; or

- treat a **shareholder's** holdings in **certificated form** and **uncertificated form** as separate shareholdings.
- **prescribed period** means in the first instance the period ending on the date of the Annual General Meeting in 2005 or on 29 August 2005, whichever is earlier. After this, the **prescribed period** means a period of no more than five years fixed by the **shareholders** by passing a resolution at a General Meeting. The **shareholders** can, by passing further resolutions, renew or extend this power (including the first **prescribed period**), for periods of no more than five years each. Such resolutions can take the form of:
  - an *ordinary resolution* fixing a period under Article 13.2; or
  - a *special resolution* fixing a period under Article 13.3; or
  - a *special resolution* fixing identical periods under Article 13.2 and under Article 13.3; or
  - a *special resolution* fixing different periods under Article 13.2 and under Article 13.3.
- The **Section 80 Amount** for the first **prescribed period** is £115,000,000. For any subsequent **prescribed period** the **Section 80 Amount** is that stated in a relevant resolution passed by the **shareholders** at a General Meeting.
- The **Section 89 Amount** for the first **prescribed period** is £15,000,000. For any subsequent **prescribed period** the **Section 89 Amount** is that stated in a relevant **special resolution** passed by the **shareholders** at a General Meeting.
- In working out any maximum amounts of *securities* referred to in this Article, the *nominal value* of rights to *subscribe for shares*, or to convert any *securities* into shares, will be taken as the *nominal value* of the shares which would be *allotted* if the *subscription* or conversion takes place.

14 Power to pay commission and brokerage

14.1 The **Company** can use all the powers given by the **legislation** to pay commission or *brokerage* to any person who:

- applies, or agrees to apply, for any new shares; or
- gets anybody else to apply, or agree to apply for, any new shares.

14.2 The rate per cent. or amount of the commission paid or agreed to be paid must be disclosed and made as required by the **legislation** and may be paid in either cash, by the *allotment* of fully or *partly paid up shares*, any combination of the two or in any other way allowed by the **legislation**.

15 Renunciations of allotted but unissued shares

Where a share has been *allotted* to a person but that person has not yet been entered on the **Register**, the Directors can recognise a transfer (called a **renunciation**) by that person of his right to the share in favour of some other person. The ability to *renounce allotments* only applies if the terms on which the share is *allotted* are consistent with **renunciation**. The Directors can impose terms and conditions regulating **renunciation** rights.

SHARE CERTIFICATES

18 Certificates

18.1 When a **shareholder** is first registered as the holder of any class of shares in **certificated form**, he is entitled, free of charge, to a separate share certificate for each class of shares he holds in **certificated form**. If he holds shares of more than one class in **certificated form**, he is entitled to receive a separate share certificate for each class.

18.2 The **Company** must also observe any requirements of the **CREST Regulations** when issuing share certificates. Where the **legislation** allows, the **Company** does not need to issue share certificates.

18.3 If a **shareholder** receives more shares in **certificated form** of any class he is entitled, without charge, to another certificate for the extra shares.

18.4 If a **shareholder** transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance if the balance is also held in **certificated form**. The old certificate will be cancelled.

18.5 The **Company** does not have to issue more than one certificate for any share in **certificated form**, even if that share is held jointly.

18.6 When the **Company** delivers a *certificate* to one *joint* **shareholder** *holding shares in* **certificated form**, this is treated as delivery to all of the joint **shareholders**.

18.7 The **Company** can deliver a certificate to a broker or *agent* who is acting for a person who is buying the shares in **certificated form**, or who is having the shares transferred to him in **certificated form**.

18.8 The Directors can decide how share certificates are made effective. For example, they can be:

- signed by one or more Directors;
- sealed with the **Seal** (or in the case of shares on a branch register, an official seal for use in the relevant territory); or
- printed, in any way, with a copy of the **Seal** or with a copy of the signature of one or more Directors. The copy can be made or produced mechanically, electronically or in any other way the Directors approve as long as it complies with the **legislation**.

18.9 A share certificate must state the number and class of shares to which it relates their *nominal value* and the amount **paid up** on those shares. It cannot be for shares of more than one class.

18.10 The time limit for the **Company** to provide a share certificate in **certificated form** under this Article 18 is:

- one month after the *allotment* of a new share (or any longer period provided by its terms of issue);
- five business days after a transfer of *fully-paid shares* is presented for registration; or
- two months after a transfer of *partly-paid shares* is presented for registration.

18.11 Share certificates will also be prepared and sent earlier where the **UK Listing Authority** requires it.

22 Interest and expenses on unpaid calls

If the person due to pay any money *called* for in this way does not pay it by the day that it is due, he is liable to pay interest on the money and any expenses incurred by the **Company** because of his failure to pay the *call* on time. This interest will run from the day the money is due until it has actually been paid. The yearly interest rate is that fixed by the Directors (subject to a maximum of 15 per cent) or, if no rate is fixed, at the appropriate rate (as defined by the **Companies Act**) but the Directors can decide to forgo any or all of this interest or expenses.

23 Sums which are payable when a share is allotted are treated as a call

If the **terms of a share** require any money to be paid at the time the share is *allotted*, or at any fixed date, then this money will be treated in the same way as a valid *call* for money on shares which is due on the same date. If this money is not paid, everything in the **Articles** relating to non-payment of *calls* applies. This includes **Articles** which allow the **Company** to *forfeit* or sell shares and to claim interest.

24 Calls can be for different amounts

On or before an *issue* of shares, the Directors can decide that **shareholders** may be called on to pay different amounts, or that they may be called on at different times.

25 Paying calls early

25.1 The Directors can accept payment in advance of some or all of the money due from a **shareholder** before he is called on to pay the money and liability on the shares in respect of which the payment is made shall be extinguished to the extent of that payment. The Directors can agree to pay interest on money paid in advance (up to a maximum yearly interest rate of 15 per cent.) until it would otherwise be due to the **Company** at a rate fixed by the Directors.

25.2 The money which is paid in advance in this way shall not be included in calculating the dividend payable on the shares in respect of which the money paid in advance has been paid.

FORFEITING SHARES AND LIENS OVER SHARES

26 Notice following non-payment of a call

Articles 26 to 36 apply if a **shareholder** fails to pay the whole amount of a *call*, or an instalment of a *call*, by the day that it is due. They also apply in the same way to a person who is *automatically entitled to a share by law* The Directors can serve a notice on him any time after the date it is due, if the whole amount immediately due has not been paid. This notice must comply with Article 27.

27 Contents of the notice

The notice referred to in Article 26 must:

- demand payment of the amount immediately payable, plus any interest and any of the **Company's** expenses caused by the failure to pay;
- give a date by when the total referred to immediately above must be paid, but this must be at least fourteen **clear days** after the notice is served on the **shareholder**;

the Directors decide to allow credit for all or any of that value. The Directors may also decide to waive any payment due either completely or in part.

33 The Company's lien on shares

The **Company** has a *lien* on all *partly paid shares*. This *lien* has priority over claims of others to the shares and extends to all dividends and other money payable on the shares or in respect of them. This *lien* is for any money owed to the **Company** for the shares. The Directors can decide to give up any *lien* which has arisen or that any share for a specified period of time be entirely or partly exempt from this Article. They can also decide to suspend any *lien* which would otherwise apply to particular shares.

34 Enforcing the lien by selling the shares

If the Directors want to enforce the *lien* referred to in Article 33, they can sell some or all of the shares in any way they decide. The Directors can authorise any person to transfer the shares sold. But they cannot sell the shares until all of these conditions are met:

- the money owed by the **shareholder** must be immediately payable;
- the Directors must have given a written notice to the **shareholder**. This notice must say how much is due. It must also demand that this money is paid, and say that the **shareholder's** shares will be sold if the money is not paid;
- the notice just referred to must have been served on the **shareholder**, or on any person who is *automatically entitled to the shares by law*. This notice can be served in any way that the Directors decide; and
- the money has not been paid by at least 14 **clear days** after the notice has been served.

35 Using the proceeds of the sale

If the Directors sell any shares under Article 34, the net proceeds will first be used to pay off the amount which is then payable to the **Company**. The Directors will pay any money left over to the former **shareholder**, or to any person who would otherwise be *automatically entitled to the shares by law*. But the **Company's** *lien* will also apply to any money left over, to cover any money still due to the **Company** which is not yet payable: the **Company** has the same rights over this money as it had over the shares immediately before they were sold. If the shares are in **certificated form**, the **Company** need not pay over anything left under this Article 35 until the certificate representing the shares sold has been delivered to the **Company** for cancellation.

36 Evidence of forfeiture or sale

A Director, or the **Company Secretary**, can make a *statutory declaration* which declares:

- that he is a Director or the **Company Secretary** of the **Company**;
- that a share has been properly surrendered, *forfeited* or sold to satisfy a *lien* under the **Articles**; and
- when the share was surrendered, *forfeited* or sold.

- the **Company** *redeems* or buys back its own shares.

But this does not apply if the terms of the **existing shares** expressly say otherwise.

SPECIAL SHARE

40 Special Share

40.1 The purpose of this Article is to prevent, until the date of *redemption* of the **Special Share** pursuant to Article 10(5), any person (other than a **Permitted Person**) directly or indirectly owning or controlling the right to cast on a poll 15 per cent or more of the votes at General Meetings of the **Company**.

This Article shall remain in force until the date of *redemption* of the **Special Share** pursuant to Article 10(5) notwithstanding any provision in the **Articles** to the contrary. Thereafter this Article shall be and shall be deemed to be of no effect (save to the extent that the provisions of this Article are referred to in other **Articles**), the separate register required under paragraph (3) of this Article shall no longer be required to be maintained by the **Company** and any notice by the **Company** calling for a **Required Disposal** (whether given before or after the date of *redemption* of the **Special Share**) and the powers of the Directors under this Article in respect of a **Required Disposal** shall cease to have effect; but the validity of anything done under this Article before that date shall not otherwise be affected and any actions taken under this Article before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever.

40.2 In this Article:

(a) **ADR Depositary** means a custodian or depositary or a nominee thereof, approved by the Directors, under contractual arrangements with the **Company** by which it or that nominee holds shares in the **Company** and issues **American Depositary Receipts** evidencing **American Depository Shares** which represent rights in relation to those shares or a right to receive them;

(b) **Additional Interest** means any such interest as is referred to in paragraph (d)(ii) below;

(c) **Holder** means a person who has an interest in shares of the **Company** evidenced by **American Depositary Receipts**;

(d) **Interest**, in relation to shares, includes-

(i) any interest which would be taken into account in determining for the purposes of Part VI of the **Original Act** whether a person has a notifiable interest (including any interest which he would be taken as having for those purposes); and

(ii) any interest (an **Additional Interest**) mentioned in section 209(1)(a), (b), (d) or (e) of the **Original Act** (except that of a bare or custodian trustee under the laws of England and Wales and of a simple trustee under the laws of Scotland) or mentioned in section 208(4)(b) of the **Original Act** (but on the basis that the entitlement there referred to could arise under an agreement within the meaning in section 204(5) and (6) of that Act), and **interested** shall be construed accordingly;

(xi) a **CREST** member acting as trustee of shares in respect of which no other person (other than a **Permitted Person**) is or becomes a **Relevant Person** (including, without limitation, by virtue of being deemed to be one);

(g) **Relevant Person** means any person (whether or not identified) who has, or who appears to the Directors to have, an interest in shares which carry the right to cast 15 per cent or more of the total votes attaching to **Relevant Share Capital** of all classes (taken as a whole) and capable of being cast on a poll, or who is deemed for the purposes of this **Article** to be a **Relevant Person**, except in either case a person (or a subsidiary of a person) in whose share capital the **Special Shareholder** shall be or shall have been entitled to receive a share pursuant to Article 10(4);

(h) **Relevant Share Capital** means the relevant share capital (as defined in section 198(2) of the **Original Act**) of the **Company**;

(i) **Relevant Shares** means all shares comprised in the **Relevant Share Capital** in which a **Relevant Person** has, or appears to the Directors to have, an interest or which are deemed for the purposes of this Article to be **Relevant Shares**; and

(j) **Required Disposal** means a disposal or disposals of such a number of **Relevant Shares** or interests therein as will cause a **Relevant Person** to cease to be a **Relevant Person**, not being a disposal to another **Relevant Person** (other than a **Permitted Person**) or a disposal which constitutes any other person (other than a **Permitted Person**) a **Relevant Person**;

and, for the purposes of this Article, where the Directors resolve that they have made reasonable enquiries and that they are unable to determine -

(i) whether or not a particular person has an interest in any particular shares comprised in **Relevant Share Capital**, or

(ii) who is interested in any particular shares so comprised,

the shares concerned shall be deemed to be **Relevant Shares** and all persons interested in them to be **Relevant Persons**.

40.3 Subject to paragraphs (4), (14), (15) and (16) below and without prejudice to Article 73, the provisions of Part VI of the **Original Act** shall apply in relation to the **Company** as if -

(a) those provisions extended to **Additional Interests**; and

(b) where any percentage prescribed by regulations under section 201 of the **Original Act** exceeds three per cent, the notifiable percentage for the purpose of section 199(2) of the **Original Act** remained three per cent, and accordingly the rights and obligations arising under that Part shall apply in relation to the **Company**, its members and all persons interested in **Relevant Share Capital**, as extended by this paragraph; but so that **Additional Interests** shall, when disclosed to the **Company**, be entered in a separate register kept by the **Company** for that purpose. The rights and obligations created by this paragraph in respect of interests in shares (including, but not limited to, **Additional Interests**) are in addition to and separate from those arising under Part VI of the Act.

40.4 Sections 210(3) to (6), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216(1) to (4), 217(7), 218(3), 219(3) and (4), 454, 455, 732 and 733 of the **Original Act** shall not apply in respect of **Additional Interests**.

title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of the disposal shall be received by the **Company** whose receipt shall be a good discharge for the purchase money, and shall be paid (without any interest being payable in respect of it and after deduction of any expenses incurred by the Directors in the sale) to the former holder (or, in the case of joint holders, the first of them named in the register) together with, if appropriate, a new certificate in respect of the balance of the **Relevant Shares** to which he is entitled upon surrender by him or on his behalf of any certificate in respect of the **Relevant Shares** sold and formerly held by him.

40.8 A holder of a **Relevant Share** on whom a notice has been given under (and complying with) paragraph (5) above shall not in respect of that share be entitled, until such time as the notice has been complied with to the satisfaction of the Directors or withdrawn, to attend or vote at any general meeting of the **Company** or meeting of the holders of **Relevant Share Capital** or of any class thereof, or to exercise any other right conferred by membership in relation to any such meeting; and the rights to attend (whether in person or by representative or proxy), to speak and to demand and vote on a poll which would have attached to the **Relevant Share** had it not been a **Relevant Share** shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The chairman of any such meeting shall be informed by the Directors of any share becoming or being deemed to be a **Relevant Share.**

40.9 Without prejudice to the provisions of the **Companies Act** the Directors may assume without enquiry that a person is not a **Relevant Person** unless the information contained in the registers kept by the **Company** under Part VI of the **Companies Act** or under Part VI of the **Original Act** (as applied and extended by this **Article**), including the separate register to be kept under paragraph (3) above, appears to the Directors to indicate to the contrary or the Directors have reason to believe otherwise, in which circumstances the Directors shall make reasonable enquiries to discover whether any person is a **Relevant Person.**

40.10 The Directors shall not be obliged to give any notice required under this Article to be given to any person if they do not know either his identity or his address. The absence of such a notice in those circumstances and any accidental error in or failure to give any notice to any person to whom notice is required to be given under this Article shall not prevent the implementation of, or invalidate, any procedure under this Article.

40.11 If any Director has reason to believe that a person (not being a **Permitted Person**) is a **Relevant Person**, he shall inform the other Directors.

40.12 Save as otherwise provided in this paragraph, the provisions of the **Articles** applying to the giving of notice of meetings to members shall apply to the giving to a member of any notice required by this Article. Any notice required by this Article to be given to a person who is not a member, or who is a member whose registered address is not within the **United Kingdom** and who has not given to the **Company** an address within the **United Kingdom** at which notices may be given to him, shall be deemed validly served if it is sent through the post in a prepaid envelope addressed to that person at the address (or if more than one, at one of the addresses), if any, at which the Directors believe him to be resident or carrying on business or his last known address as shown on the register or on the lists of **Holders** maintained by the **ADR Depositary**. The notice shall in such a case be deemed to have been given on the day following that on which the envelope containing the same is posted, unless it was sent by second class post or there is only one class of post, in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given.

- the share certificate for the shares to be transferred; and
- any other evidence which the Directors ask for to prove that the person wishing to make the transfer is entitled to do this.

42.2 However, if a transfer is by a ***recognised clearing house*** or its nominee or by a ***recognised investment exchange***, a share certificate is only needed if a certificate has been issued for the shares in question.

42.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer. It need not be made effective by using a seal of that person.

42.4 A share transfer form must also be signed, or made effective in some other way, by the person to whom the share is being transferred, if the share is not a *fully paid-up share*. It need not be made effective by using a seal of that person.

42.5 The person making a transfer will be treated as continuing to be the **shareholder** until the name of the person to whom a share is being transferred is put on the **Register** for that share.

42.6 If the **Company** registers a transfer or where the Directors have any grounds for suspecting fraud, it may keep the transfer form. Otherwise, if the Directors refuse to register a transfer the transfer instrument will be returned, when notice of refusal is given, to the person lodging it.

42.7 A transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

42.8 No fee is payable to the **Company** for transferring shares or registering changes relating to the ownership of shares.

42.9 Transfers may not be in favour of more than four joint holders.

42.10 A transfer form must be properly stamped (for payment of stamp duty) where this is required.

43 The Company can refuse to register certain transfers

43.1 The Directors can refuse to register a transfer of any shares in **certificated form** which are not *fully paid-up*. They do not have to give any reasons for refusing. But, if any of those shares are admitted to the official list maintained by the **UK Listing Authority**, the Directors cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

43.2 If the Directors decide not to register a transfer of a share, they must notify the person to whom the shares were to be transferred. This must be done no later than two months after the **Company** receives the transfer (in the case of a share in **certificated form**) or the instruction from the operator of the ***relevant system*** (in the case of a share in **uncertificated form**).

44 Closing the Register

The Directors can decide to suspend the registration of transfers by closing the **Register**. This can be for part of a day, a day, or more than a day. Suspension periods can vary between different classes of shares. But the **Register** cannot be closed for more than 30 days a year. In the case of shares in ***uncertificated form***, the **Register** must not be closed without the consent of the **Operator** of a ***relevant system***.

50 The rights of people automatically entitled to shares by law

50.1 A person who is *automatically entitled to a share by law* is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share. But the Directors can withhold the dividend and other money until a person has been properly registered as the shareholder as laid down in the **Articles**. They can also withhold the dividend if the person who was previously entitled to the share could have had his dividend withheld.

50.2 Unless and until he is registered as the holder of the share the person *automatically entitled to a share by law* is not entitled:

- to receive notices of, or
- attend or vote at meetings; and
- (subject to Article 50.1) to any of the other rights and benefits of being a **shareholder**.

SHAREHOLDERS WHO CANNOT BE TRACED

51 Shareholders who cannot be traced

51.1 The **Company** can sell any shares at the best price reasonably obtainable if:

- during the 12 years before the earliest of the advertisements referred to in the next paragraph, at least three dividends have been payable and none has been claimed;
- after this 12-year period, the **Company** announces that it intends to sell the shares by placing an advertisement in a national newspaper and in a newspaper appearing in the area which includes the address held by the **Company** for serving notices relating to the shares; and
- during this 12-year period, and for three months after the last advertisement appears, the **Company** has not heard from the **shareholder** or any person who is *automatically entitled to the shares by law*.

51.2 To sell any shares in this way, the **Company** can appoint any person to transfer the shares. This transfer will be just as effective as if it had been signed or made effective in some other way by the registered holder of the shares, or by a person who is *automatically entitled to the shares by law*. The ownership of the person to whom the shares transferred will not be affected even if the sale is irregular or invalid in any way. Nor does the new holder of the shares need to take any steps to see how any money he may be paying for the shares is used.

51.3 The net sale proceeds belong to the **Company** until claimed under this Article 51, but it must pay these to the **shareholder** who could not be traced, or to the person who is *automatically entitled to his shares by law*, if that **shareholder**, or that other person, asks for it.

51.4 The **Company** must record the name of that **shareholder**, or the person who was *automatically entitled to the shares by law*, as a creditor for this money in its accounts. The money is not held on *trust*, and no interest is payable on the money. The **Company** can keep any money which it has earned on the net sale proceeds. The **Company** can use the money for its business, or it can invest the money in any way that the Directors decide. But the money cannot be invested in the **Company's** shares, or in the shares of any *holding company* of the **Company**.

- state whether the meeting is an Annual or Extraordinary General Meeting.

55.3 Notices of meetings must be given to the **shareholders**, except in cases where the **Articles** or the rights attached to shares state that the holders are not entitled to receive them from the **Company**. Notice must also be given to the **Company's** auditors. The day when the notice is served (see Article 144), or is treated as served, and the day of the meeting do not count towards the period of notice.

55.4 In relation to any class of shares some of which are in **uncertificated form**, the **Company** can decide that only people who are entered on the **Register** at the close of business on a particular day are entitled to receive such a notice. That day shall be a day chosen by the **Company** and falling not more than 21 days before the notice is sent.

55.5 If the **Company** cannot effectively call a General Meeting by sending notices through the post, because the postal service is suspended or restricted in the **United Kingdom**, the Directors can call the meeting by publishing a notice in at least two **United Kingdom** national newspapers. Notice published in this way will be treated as being properly served on **shareholders** who are entitled to receive it on the day when the advertisement appears. If it becomes possible to use the postal service again more than seven days before the meeting, the **Company** must send confirmation of the notice through the post.

55.6 Unless the **Companies Act** does not require it, the **Company** must, on the requisition in writing of such number of **shareholders** as is specified in the **Companies Act**, send to **shareholders:**

- entitled to receive notice of the next Annual General Meeting notice of any resolution which may properly be proposed and is intended to be proposed at that meeting; and
- entitled to receive notice of any General Meeting any statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

Notice of any resolution shall be given, and any such statement shall be circulated, to **shareholders** of the **Company** entitled to have notice of the General Meeting sent to them. The cost of this, unless the **Company** decides otherwise, must be borne by the *requisitionists.*

56 A General Meeting can be moved at short notice

If the Directors consider that it is impractical, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting, or do both of these things. If the Directors do this, an announcement of the date, time and place of the rearranged meeting will, if practical, be published in at least two **United Kingdom** national newspapers. Notice of the business of the meeting does not need to be given again. The Directors must take reasonable steps to ensure that any shareholder trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, *proxy forms* can be delivered, in the way required by Article 77, until 48 hours before the rearranged meeting. The Directors can also move or postpone the rearranged meeting, or both, under this Article 56.

61 The procedure if there is no quorum

61.1 This Article 61 applies if a *quorum* is not present within 30 minutes of the time fixed for a General Meeting to start or within any longer period which the chairman may decide on or if during a meeting a *quorum* ceases to be present.

61.2 If the meeting was called by **shareholders** it is dissolved. Any other meeting is *adjourned* to any day, time and place stated in the notice of meeting. If the notice does not provide for this, the meeting is *adjourned* to a day, time and place decided on by the chairman.

61.3 If at the *adjourned* meeting a *quorum* is not present within 15 minutes of the time fixed for it, the meeting is dissolved.

62 Adjourning meetings

62.1 The chairman of a General Meeting can *adjourn* the meeting, before or after it has started, and whether or not a *quorum* is present, if he considers that:

- there is not enough room for the number of **shareholders** who wish to attend the meeting;
- the behaviour of the people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way; or
- an *adjournment* is necessary for any other reason, so that the business of the meeting can be properly carried out.

The chairman does not need the consent of the meeting to *adjourn* it for any of these reasons to a time, date and place which he proposes. This includes an indefinite *adjournment*. The *adjournment* will be to another time, which may be later on the same day as the meeting, and can be to another place. The chairman will decide on these matters.

62.2 The chairman of a General Meeting can also *adjourn* a meeting which has a *quorum* present, if this is agreed by the meeting. This can be to a time, date and place proposed by the chairman. It includes an indefinite *adjournment*. The chairman must *adjourn* the meeting if the meeting directs him to. In these circumstances the meeting will decide how long the *adjournment* will be, and where it will *adjourn* to. If a meeting is *adjourned* indefinitely, the Directors will fix the time, date and place of the *adjourned* meeting.

62.3 General Meetings can be *adjourned* more than once. But if a meeting is *adjourned* for more than 28 days or indefinitely, at least seven **clear days'** notice must be given for the *adjourned* meeting in the same way as was required for the original meeting. If a meeting is *adjourned* for less than 28 days, there is no need to give notice about the *adjourned* meeting, or about the business to be considered there. Sufficient notice is given if it is given by an advertisement published in at least one national daily newspaper published in the **United Kingdom**.

62.4 An *adjourned* General Meeting can only deal with business that could have been dealt with at the original meeting before it was *adjourned*.

63 Amending resolutions

If the Chairman, acting in good faith, rules an amendment to a resolution out of order, any error in that ruling will not affect the validity of a vote on the original resolution.

67 A meeting continues after a poll is demanded

A demand for a *poll* on a particular matter does not stop a meeting from continuing and dealing with other matters.

68 Timing of a poll

Subject to Article 66, any *poll* can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman. No notice is required for a *poll* which is not taken immediately if the time and place at which it is to be taken are announced at the General Meeting at which it is demanded. If the time and place at which the *poll* is to be taken is not announced at the meeting at which it is demanded seven **clear days'** notice must be given of the time and place at which the *poll* is to be taken.

69 The chairman's casting vote

If the votes are equal, either on a *show of hands* or a *poll*, the chairman of the General Meeting is entitled to a further, casting vote. This is in addition to any other votes which he may have as a **shareholder**, or as a *proxy*.

70 The effect of a declaration by the chairman

The following applies when there is a vote by a *show of hands*, and no *poll* is demanded, or any demand for a *poll* is withdrawn. Any declaration by the chairman on a point of order is conclusive. In addition, a corresponding entry in the minute book is conclusive proof of the following declarations by the chairman of the General Meeting:

- a resolution has been carried;
- a resolution has been carried unanimously;
- a resolution has been carried by a particular majority;
- has not been carried by a particular majority;
- a resolution has been lost; or
- a resolution has been lost by a particular majority.

There is no need to prove the validity, number, or proportion of votes recorded for or against a resolution.

VOTING RIGHTS

71 The votes of shareholders

71.1 When a **shareholder** is entitled to attend a General Meeting and vote, he has only one vote on a *show of hands*. A *proxy* cannot vote on a *show of hands*. Where there is a *poll*, a **shareholder** who is entitled to be present and to vote has one vote for every share which he holds. This is subject to any special rights or restrictions which are given to any class of shares by, or in accordance with, the **Articles**.

71.2 To decide who can attend or vote at a General Meeting and how many votes can be cast, the notice of the meeting can give a time by which people must be entered on the **Register**

- the transfer is of part only of his holding; and
- when presented for registration, the transfer is accompanied by a certificate by the **shareholder**. Such certificate must be in a form satisfactory to the Directors and state that after due and careful enquiry the **shareholder** is satisfied that none of the shares included in the transfer are **default shares**.

73.4 Any **Section 212 Notice** can treat shares of a **shareholder** in **certificated** and **uncertificated form** as separate shareholdings and either apply only to shares in **certificated form** or to shares in **uncertificated form** or apply differently to shares in **certificated** and **uncertificated form**. In the case of shares in **uncertificated form** the Directors can only use their discretion to prevent a transfer if this is allowed by the **CREST Regulations**.

73.5 The **Company** must send a copy of the **Section 212 Notice** to each other person who appears to be interested in the shares covered by the notice, but if it fails to do so, this does not invalidate such notice.

73.6 A **Section 212 Notice** has the effect which it states while the default resulting in the notice continues. It then ceases to apply when the Directors decide (which they must do within one week of the default being cured). The **Company** must give the **shareholder** written notice of the Directors' decision.

73.7 A **Section 212 Notice** also ceases to apply to any shares which are transferred by a **shareholder** in a transfer which would be permitted under Article 73.3 even where a **Section 212 Notice** restricts transfers.

73.8 For the purposes of this Article 73,a person is treated as appearing to be interested in any shares if the **shareholder** holding such shares has been served with a notice under Section 212 of the **Companies Act** and:

- the **shareholder** has named such person as being so interested; or
- (after taking into account the response of the **shareholder** to such notice and any other relevant information) the **Company** knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

73.9 For the purposes of this Article 73 a transfer of shares is an **approved transfer** if:

- it is a transfer of shares to an offeror or under an acceptance of a *take-over offer* (as defined in Section 428 of the **Companies Act**); or
- the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the *beneficial ownership* of the shares to a party unconnected with the **shareholder** or with any person appearing to be interested in the shares. This includes such a sale made through the **London Stock Exchange** or any other stock exchange on which the **Company's** shares are normally traded. For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included amongst the persons who are connected with the **shareholder** or any person appearing to be interested in the shares.

73.10 For the purposes of this Article 73 "interested" has the same meaning as in Section 212 of the **Companies Act**.

The *proxy form* must make provision for two-way voting on all resolutions intended to be proposed, other than resolutions which are merely procedural.

76.4 The accidental omission to send out a *proxy form* to a **shareholder** entitled to it (or non receipt by him of the *proxy form*) will not invalidate any resolution passed or proceedings at the General Meeting to which the *proxy form* relates.

76.5 A **shareholder** may appoint more than one *proxy* to attend the same meeting. Deposit of the *proxy form* does not prevent a **shareholder** from attending and voting at the meeting or at any *adjournment* of it.

76.6 A *proxy* need not be a **shareholder.**

77 Delivering proxy forms

77.1 A *proxy form* must be delivered to the place stated in the notice of General Meeting, or in the *proxy form*, or, if no place is stated, to the office where the **Register** is kept or, if the Directors decide to accept *proxies* by **electronic mail**, in the way that they specify. It must be delivered at least:

- 48 hours before a General Meeting, or an *adjourned* meeting; or
- 48 hours before a *poll* is taken, if the *poll* is not taken on the same day as the General Meeting or *adjourned* meeting.

77.2 To the extent that the **legislation** permits, Directors can decide to accept *proxies* delivered by **electronic mail**, *subject to* any limitations, restrictions or conditions they decide to apply and Articles 76.1 and 76.2 may be disapplied in relation to a *proxy form* delivered in this way.

77.3 If a *proxy form* is signed by an agent, the *power of attorney* or other authority relied on to sign it, or a copy which has been certified, must be delivered with the *proxy form*, unless the *power of attorney* has already been registered with the **Company**.

77.4 If Article 77 is not complied with, the *proxy* will not be able to act for the person who appointed him.

77.5 Where two or more *proxy forms* are delivered for use by the same shares, the one which has been delivered last (regardless of when it was signed) shall be treated as replacing and *revoking* the others which have been delivered. If the **Company** can not decide which form was delivered last, none of the forms shall be valid.

77.6 Unless the *proxy form* says otherwise, it will be valid at an *adjourned* General Meeting as well as for the original General Meeting to which it relates.

77.7 A **shareholder** can attend and vote at a General Meeting on a *show of hands* or on a *poll* even if he has appointed a *proxy* to attend and vote at that meeting. However, if he votes in person on a resolution, then as regards that resolution his appointment of a *proxy* will not be valid.

78 Cancellation of a proxy's authority

78.1 Any vote cast in the way a *proxy form* authorises, or any demand for a *poll* made by a *proxy*, will be valid even though:

- the person who appointed the *proxy* has died or is of unsound mind;

DIRECTORS

82 The number of Directors

There must be at least two Directors until 1 September 2000, and, after that date, four Directors (other than **alternate directors**). But the **shareholders** can vary this minimum by passing an *ordinary resolution.* There is no maximum number of Directors.

83 Qualification to be a Director

A Director need not be a **shareholder**, but a Director who is not a **shareholder** can still attend and speak at **shareholders' meetings**.

84 Directors' fees

84.1 Each of the Directors may be paid a fee for his services. The Directors can decide on the amount, timing and manner of payment of Directors' fees, but the total of the fees paid to all of the Directors (excluding amounts paid as special **pay** under Article 85, amounts paid as expenses under Article 86 and any payments under Article 87) must not exceed:

- £300,000 a year; or
- any higher sum decided on by an *ordinary resolution* at a General Meeting.

84.2 Unless an *ordinary resolution* is passed saying otherwise, the fees will be divided between some or all of the Directors in the way that they decide. If they fail to decide, the fees will be shared equally by the Directors, except that any Director holding office as a Director for only part of the period covered by the fee is only entitled to a pro rata share covering that part of the period pay.

85 Special Pay

85.1 The Directors can award special pay to any Director who:

- acts in an executive capacity;
- acts as Chairman or Chief Executive Deputy Chairman (whether or not this office is executive or non-executive);
- serves on or acts as chairman to any committee of the Directors; or
- performs any other services which the Directors consider to extend beyond the ordinary duties of a Director.

85.2 Special **pay** can take the form of salary, commission or other benefits or can be paid in some other way (for example by issuing shares to the Directors). This is decided on by the Directors and may be a fixed sum or percentage of profits or otherwise.

85.3 Special **pay** is additional to fees paid under Article 84.1.

86 Directors' expenses

The **Company** can also repay to a Director all reasonable expenses incurred:

- to attend and return from **shareholders' meetings**;

CHANGING DIRECTORS

89 Age limits

Provisions of the **legislation** which, read with these **Articles**, would restrict the appointment of a Director or require him to stop being a Director because he has reached a particular age do not apply to the **Company**. This includes restrictions and requirements involving special formalities once an age limit is reached.

90 Retiring Directors

90.1 At each Annual General Meeting any Director who was elected or last re-elected a Director at or before the Annual General Meeting held in the third calendar year before the current year shall automatically retire from office.

90.2 If the rule in Article 90.1 results in less than one third of the Directors retiring at an Annual General Meeting, then such further Directors shall retire by rotation as would bring the number retiring up to one-third of the number of Directors in office at the date of the notice of meeting (or, if one third is not a whole number, the number nearest to one-third).

91 Selection of Directors to retire by rotation

This Article states which Directors must retire by rotation at an Annual General Meeting under Article 90.2:

- *First, any Director who wants to retire at the meeting, and who does not want to be re-elected;*
- *Secondly, those Directors who have been Directors longest since they were last elected. If there are Directors who were last elected on the same date, they can agree on who is to retire. If they do not agree, they must draw lots.*

92 Eligibility for re-election

A retiring Director is eligible for re-election.

93 Re-electing a Director who is retiring

93.1 At the General Meeting at which a Director retires he may be re-elected (as long as the Director has not told the **Company** in writing that he does not wish to be re-elected) if the **shareholders** pass an *ordinary resolution* to re-elect the Director.

93.2 A Director retiring at a General Meeting retires at the end of that meeting or (if earlier) when a resolution is passed to appoint someone in his place. Where a retiring Director is re-elected (or treated as re-elected under Article 92.1) he continues as a Director without a break.

94 Election of two or more Directors

A single resolution for the election of two or more Directors is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against.

- If he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under the Insolvency Act 1986.
- If he becomes of unsound mind.
- If he has missed Directors' meetings for a continuous period of six months, without permission from the Directors, and the Directors pass a resolution stating that he has ceased to be a Director.
- If he is prohibited from being a Director under the **legislation**.
- If (except where his contract of service prevents him from resigning), he:
  (i) gives the **Company** a letter of resignation; or
  (ii) offers to resign and the Directors pass a resolution accepting the offer.
- If all the other Directors pass a resolution, or sign a notice, requiring the Director to resign. He will cease to be a Director when the notice is served on him. But if a Director is removed in this way this is an act of the **Company** which does not affect any claim for damages for breach of any contract of service which he may have.
- If he holds any executive office and his appointment as such is terminated or expires and the Directors resolve that his office should be vacated.

98.2 When a Director stops being a Director for any reason, he will also automatically cease to be a member of any committee. Removal from office will be without prejudice to any claim which he or the **Company** might bring in relation to any contract of service between him and the **Company**.

DIRECTORS' MEETINGS

99 Directors' meetings

The Directors can decide when to have meetings and how they shall be conducted, and on the *quorum*. They can also *adjourn* their meetings.

100 Who can call Directors' meetings

A meeting can be called by any Director. The **Company Secretary** must also call a meeting if a Director requests a meeting.

101 How Directors' meetings are called

Meetings are called by serving a notice on all the Directors who are present in the **United Kingdom**. This notice may be given to a Director personally, by word of mouth, by notice in writing (sent to him at his last known address) or by **electronic mail** (sent to him at his last known electronic address or fax number). If a Director is outside of the **United Kingdom** he may provide an address inside the **United Kingdom** for service of notice when he is abroad. The **Company** does not have to give such a Director any longer period of notice than he is entitled to when he is in the **United Kingdom**. Any Director can waive notice of any meeting, including one which has already taken place.

107 Resolutions in writing

107.1 This Article 107 applies to a written resolution which is signed by all of the Directors who are entitled to receive notice of a Directors' meeting or of a meeting of a committee. This kind of resolution is just as valid and effective as a resolution passed by those Directors at a meeting or committee meeting which is properly called and held.

107.2 The resolution can be passed using several copies of a document, if each document is signed by one or more Directors. These copies can be fax copies. A resolution signed by an **alternate director** need not also be signed by his appointor. Also, a resolution signed by an appointor of an **alternate director** need not also be signed by that alternate in that capacity.

107.3 A written resolution will be valid at the time it is signed by the last Director.

108 The validity of Directors' actions

Everything which is done by any Directors' meeting, or by a committee of the Directors, or by a person acting as a Director, or as a member of a committee, will, in favour of anyone dealing with the **Company** in good faith, be valid even though it is discovered later that any Director, or person acting as a Director, was not properly appointed. This also applies if it is discovered later that anyone was disqualified from being a Director, or had ceased to be a Director, or was not entitled to vote. In any of these cases, in favour of anyone dealing with the **Company** in good faith, anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article 108.

DIRECTORS' INTERESTS

109 Directors' interests in transactions with the Company

109.1 If the **legislation** allows and he has disclosed the nature and extent of his interest to the Directors, a Director can:

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the **Company**;
- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another company (including being a director, officer or employee) in which the **Company** has some interest;
- alone (or through some firm with which he is associated) do paid professional work for the **Company** (other than as Auditor).

109.2 A Director does not have to hand over to the **Company** any benefit he receives as a result of anything allowed under Article 109.1, and no contract, transaction or arrangement of the type described above will be liable to be avoided on the grounds of any Director's interest or benefit.

109.3 If the **Company** holds or owns shares in another company, the Directors can exercise votes attached to such shares or if any of the Directors are Directors of such other company, they may vote as Directors of that other company in such manner as they think fit.

- any arrangement for the benefit of employees of the **Company**, or any of its **subsidiaries**, which only gives him benefits which are also given generally to the employees to whom the arrangement relates;
- a resolution about any proposal relating to any insurance against *liability* which the **Company** can buy and renew for the benefit of Directors, or of a group of people which includes Directors; or
- a resolution about a *retirement benefits scheme* which has been approved, or is conditional on approval, by the Board of Inland Revenue for tax purposes.

110.3 This Article 110.3 applies if the Directors are considering proposals about appointing two or more Directors to positions with the **Company** or any **company** in which the **Company** is interested. It also applies if the Directors are considering setting or changing the terms of the appointment. These proposals can be split up to deal with each Director separately. If this is done, each Director can vote and be included in the *quorum* for each resolution, except the one concerning him. But he cannot vote if the resolution relates to appointing him to a **company** which the **Company** is interested in if he has an interest of 1 per cent or more in that **company** in the way described in Article 110.2.

110.4 If any question comes up at a meeting about whether a Director has a material interest, or whether he can vote, and the Director does not agree to abstain from voting on the issue, the question shall be referred to the chairman of the meeting or, if the Director concerned is the chairman, to the other directors at the meeting. The acting chairman's ruling about any other Director is final and conclusive, unless the kind and extent of the Director's interests have not been fairly disclosed to the Directors. The acting chairman will have a casting vote.

111 More about Directors' interests

For the purpose of Articles 109 and 110:

- a general notice given to the Directors that a Director has an interest of the kind stated in the notice in any contract, transaction or arrangement involving any company or person identified in the notice is treated as a standing disclosure that the Director has such interest;
- an interest of a person who is connected with the Director under Section 346 of the **Companies Act** will be treated as an interest of the Director;
- interests which are unknown to the Director and which it is unreasonable to expect him to know about are ignored.

MINUTES

112 Minutes

Directors shall ensure that minutes are made in the appropriate books:

- recording the appointment of officers made by the Directors;
- recording the proceedings of the meetings of the **Company**, of holders of any class of shares, of the Directors and of committees of the Directors; and
- recording in each case the names of the Directors present.

- attach to any existing office or employment with the **Company** such a designation or title;

and may terminate any such appointment or the use of any such designation or title.

116.2 The inclusion of the word "Director" in the designation or title of any such office or employment shall not imply that the holder is a Director of the **Company**. The holder of that designation or title is not empowered to act as, or be deemed to be, a Director of the **Company** for any of the purposes of these **Articles**.

117 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other *negotiable or transferable instruments*, and all receipts for money paid to the **Company**, can be signed, drawn, accepted, endorsed, or made legally effective, in such manner as the Directors decide by passing a resolution.

118 Borrowing powers

So far as the **Companies Acts** allow, the Directors can *exercise* all the powers of the **Company** to:

- borrow money;
- *issue* (subject to the provisions of the **Companies Acts** regarding authority to *allot debentures* convertible into **shares**) *debentures* and other *securities*; and
- give any form of:
  - guarantee; and
  - security, either outright or as collateral and over all or any of the **Company's** undertaking, property and uncalled capital;

for any debt, *liability* or obligation of the **Company** or of any third party.

119 Borrowing restrictions

119.1 The Directors must:

- limit the **Borrowings** of the **Company**; and
- *exercise* all voting and other rights or powers of control exercisable by the **Company** in relation to its ***subsidiary undertakings***,

to ensure that the total amount of all **Borrowings** by the **Group** outstanding at any time will not exceed:

- for the period from the date of the adoption of these **Articles** to (and including) the date of the approval by the Directors of the **Group's** audited financial statements for the year ending 31 December 2000, £10 billion (or its equivalent in any other currency or currencies) at such time; and
- at any time after the date of the approval by the Directors of the **Group's** audited financial statements for the year ending 31 December 2000, three times the **Adjusted Total of Capital and Reserves** at such time.

months after the date on which by reason of a determination of the **Company's** auditors or otherwise the Directors became aware that such a situation has or may have arisen.

119.4 No lender or other person dealing with the **Group** need be concerned whether the borrowing limit is observed. No debt incurred or security given in breach of the borrowing limit will be invalid or ineffective unless the lender or the recipient of the security had express notice at the time when the debt was incurred or security given, that the limit had been or would as a result be breached.

ALTERNATE DIRECTORS

120 Alternate Directors

120.1 Any Director may appoint any person (including another director) to act in his place (such person is called an **alternate director**). Such appointment requires the approval of the Directors, unless the proposed **alternate director** is another Director. A Director appoints an **alternate director** by delivering a signed appointment (or in any other manner which has been approved by the Directors) to the **Company**. An **alternate director** need not be a **shareholder**.

120.2 The appointment of an **alternate director** ends if the Director appointing him ceases to be a Director, unless that Director retires at a General Meeting at which he is re-elected under Article 93. A Director can also remove his alternate by delivering a signed notice (or doing something else which has been approved by the Directors) delivered to the **Registered Office**. An **alternate director** can also be removed as an alternate by a resolution of the Directors.

120.3 An **alternate director** is entitled to receive notices of Directors' meetings once he has given the **Company** an address, electronic address or fax number to which notices may be served on him. He is entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of the Director appointing him as a Director. If he is himself a Director or attends any such meeting as an alternate for more than one Director, he will have one vote for each Director for whom he acts as an alternate, in addition to his own vote as a Director. However, he may not be counted more than once for the purposes of the *quorum*. If his appointor is temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors is as effective as the signature of his appointor.

120.4 If the Directors decide to allow this, Article 120 also applies in a similar fashion to any meeting of a committee of which his appointor is a member.

120.5 An **alternate director** shall be an officer of the **Company** and shall alone be responsible to the **Company** for his own actions and mistakes. Except as said in this Article 120, an **alternate director**:

- does not have power to act as a Director;
- is not considered to be a Director for the purposes of the **Articles**;
- is not considered to be the agent of his appointor; and
- cannot appoint an **alternate director**.

122.5 The Directors can use all the powers given by the **legislation** relating to official seals for use abroad.

122.6 Certificates for *debentures* or other *securities* of the **Company** may be printed in any way and may be sealed and/or signed for in any manner allowed by these **Articles**.

122.7 As long as it is allowed by the **legislation**, any document is signed by one Director and the **Company Secretary** or by two Directors and expressed to be entered into by the **Company** shall have the same effect as if it had been made effective by using the **Seal**. However no document which states that it is intended to have effect as a deed shall be signed in this way without the authority of the Directors or of a committee authorised by the Directors to give such authority.

AUTHENTICATING DOCUMENTS

123 Establishing that documents are genuine

123.1 Any Director, or the **Company Secretary**, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts:

- any documents relating to the **Company's** *constitution*;
- any resolutions passed by the **shareholders**, or by the Directors or by a committee of the Directors; and
- any books, documents, records or accounts which relate to the **Company's** business.

123.2 The Directors can also give this power to others. When any books, documents, records and accounts are not kept at the **Registered Office**, the officer of the **Company** who holds them is treated as a person who has been authorised by the Directors to authenticate any of them, and to provide certified copies or extracts from them.

123.3 This Article 123.3 applies to a document which appears to be a copy of a resolution or an extract from the minutes of any meeting, and which is certified as a copy or extract as described in Article 123.1 or 123.2. This document is conclusive evidence for anyone who deals with the **Company** on the strength of the document that:

- the resolution has been properly passed; or
- the extract is a true and accurate record of the proceedings of a valid meeting.

RESERVES

124 Setting up reserves

he Directors can set aside any profits of the **Company** and hold them in a *reserve*. The Directors can decide to use these sums for any purpose for which the profits of the **Company** can lawfully be used. Sums held in a *reserve* can either be employed in the business of the **Company** or be invested. The Directors can divide the *reserve* into separate funds for special purposes and alter the funds into which the *reserve* is divided. The Directors can also carry forward any profits without holding them in a *reserve*. The Directors must comply with the restrictions under the **legislation** which relate to *reserve funds*.

129 Apportioning dividends

All dividends will be divided and paid in proportions based on the amounts which have been *paid up* on the shares during any of the period for which the dividend is paid. Sums which have been *paid up* in advance of *calls* do not count as *paid up* for this purpose. But if the **terms** of any share say that it will be entitled to a dividend as if it were a *fully paid-up*, or *partly paid-up*, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis. This Article 129 applies unless the rights attached to any shares, or the **terms** of any shares, say otherwise.

130 Deducting amounts owing from dividends and other money

If a **shareholder** owes any money for *calls* on shares, or money relating in any other way to shares, the Directors can deduct any of this money from:

- any dividend on any shares held by the **shareholder**; or
- any other money payable by the **Company** in connection with the shares.

Money deducted in this way can be used to pay amounts owed to the **Company** in connection with the shares.

131 Payments to shareholders

131.1 Any dividend or other money payable in cash (whether in sterling or foreign currency) relating to a share can be paid:

- by cheque or warrant or any other similar financial instrument made payable to the **shareholder** who is entitled to it and sent direct to his registered address or, in the case of joint **shareholders**, to the **shareholder** who is first named in the **Register** and sent direct to his registered address, or to someone else named in a written instruction from the **shareholder** (or from all joint **shareholders**);
- in the case of shares in **uncertificated form**, by the use of a ***relevant system***;
- by inter-bank transfer or other electronic means to an account named in a written instruction from the person receiving the payment; and/or
- in some other way agreed between the **shareholder** (or all joint **shareholders**) and the **Company**.

131.2 For joint **shareholders**, or persons jointly and *automatically entitled to shares by law*, the **Company** can rely on a receipt for a dividend or other money paid on shares from any one such person.

131.3 Cheques and warrants are sent, and payment in any other way is made, at the risk of the people who are entitled to the money. The **Company** is treated as having paid a dividend if such a cheque or warrant is cleared or if a payment using a ***relevant system*** or bank transfer or other electronic means is made in accordance with instructions given by the **Company**. The **Company** will not be responsible for a payment which is lost or delayed.

131.4 Unless the rights attached to any shares, or the **terms** of any shares, or the **Articles** say otherwise, a dividend, or any other money payable in respect of a share, can be paid in whatever currency the Directors decide using an appropriate exchange rate selected by the Directors for any currency conversions which are required.

- which is part of any of the **Company's** *reserves* (including *premiums* received when any shares were issued, *capital redemption reserves* or other undistributable *reserves*); or
- which the **Company** is holding as undistributed profits.

135.2 Unless the *ordinary resolution* states otherwise the Directors will use the sum which is changed into capital by setting it aside for the **Ordinary Shareholders** or other **shareholders** so entitled on the **Register** at the close of business on the day the *resolution* is passed (or another date stated in the resolution or fixed as stated in the resolution). The sum set aside must be used to pay up on the **shareholders'** behalf any amount which is unpaid on shares held by them or to pay up in full shares of the **Company** and *allot* such shares and distribute them to shareholders (or as they may direct) as bonus shares in proportion to their holdings of **Ordinary Shares** at the time. The shares can be **Ordinary Shares** or, if the rights of other **existing shares** allow this, shares of some other class. The Directors may resolve that any shares allotted to any shareholder in respect of his holding of *partly paid* shares shall only entitle that shareholder to a dividend to the extent that those *partly paid* shares entitle him.

135.3 If any difficulty arises in operating this Article 135, the Directors can resolve it in any way which they decide. For example they can deal with entitlements to fractions of a share. They can decide that the benefit of share fractions belongs to the **Company** or that share fractions are ignored or deal with fractions in some other way including by cash payment.

135.4 The Directors can appoint any person to sign any contract with the **Company** on behalf of those who are entitled to shares under the resolution. Such a contract is binding on all concerned.

SCRIP DIVIDENDS

136 Shareholders can be offered the right to receive extra shares instead of cash dividends

136.1 The Directors are authorised, generally and without conditions, to offer to holders of **Ordinary Shares** the right to choose to receive extra **Ordinary Shares**, which are credited as *fully paid up*, instead of some or all of their cash dividend. They are authorised to do this for the period which begins on the date on which these **Articles** are adopted (which is shown on the first page of these Articles) and ends on the date of the Annual General Meeting of the **Company** occurring in 2001. Thereafter, the **shareholders** must have passed an *ordinary resolution* authorising the Directors to make this offer before the Directors can do this.

136.2 The *ordinary resolution* can apply to a particular dividend or dividends. Or it can apply to some or all of the dividends which may be *declared* or paid in the period up to and including the Annual General Meeting which is held in the fifth year after the *ordinary resolution* is passed.

136.3 The Directors can offer **shareholders** the right to request new shares instead of cash for:

- the next dividend; or
- all future dividends (if a share alternative is made available), until they tell the **Company** that they no longer wish to receive new shares.

The Directors can also allow **shareholders** to choose between these alternatives.

- shares in **certificated form** if the corresponding **elected shares** were shares in **certificated form** on the record date for that dividend.

136.10 The new **Ordinary Shares** *rank* equally in all respects with the existing *fully paid-up* **Ordinary Shares** on the record date for the dividend. But, they are not entitled to share in the dividend from which they arose and do not allow the holder to opt for new shares instead of that dividend.

136.11 The Directors can decide that new shares will not be available in place of any cash dividend. They can decide this at any time before new shares are *allotted* in place of such dividend, whether before or after **shareholders** have opted to receive new shares.

136.12 The Directors have the power to do all acts and things they consider necessary to give effect to this Article.

ACCOUNTS

137 Accounting and other records

The Directors shall make sure that proper accounting records that comply with the **legislation** are kept to record and explain the **Company's** transactions.

138 Location and inspection of records

138.1 The accounting records shall be kept:

- at the **Registered Office**; or
- at any other place which the **legislation** allows, and the Directors decide on.

138.2 The **Company's** officers always have the right to inspect the accounting records.

138.3 Anyone else (including a **shareholder**) does not have any right to inspect any books or papers of the **Company** unless:

- the **legislation** or a proper court order or an *ordinary resolution* of the **Company** gives him that right; or
- the Directors authorise him to do so.

139 Sending copies of accounts and other documents

139.1 This Article 139 applies to every balance sheet and profit and loss account to be laid before the **shareholders** at a General Meeting with any other document which the **legislation** requires to be attached to these, including the Directors and auditors reports.

139.2 Copies of the documents set out in Article 139.1 must be sent to the **Company's shareholders** and *debenture* holders and all other people to whom the **Articles**, or the **legislation**, require the **Company** to send them. This must be done at least 21 **clear days** before the relevant General Meeting. But the **Company** need not send these documents to:

- **shareholders** who are sent summary financial statements in accordance with the **legislation**;
- more than one joint holder of shares or *debentures*; or
- any person for whom the **Company** does not have a current address.

143 Notices to joint holders

When a notice or document is to be given to joint **shareholders** it shall be given to the joint **shareholder** who is listed first on the **Register**, but ignoring any joint **shareholder** without a **United Kingdom** address under Article 142 or Article 144. A notice given in this way is treated as given to all of the joint holders.

144 Notices for shareholders with foreign addresses

144.1 This Article 144 applies to a **shareholder** whose address on the **Register** is outside the **United Kingdom.** He can give the **Company** a **United Kingdom** address where notices or documents can be served on him. If he does, he is entitled to have notices or documents served on him at that address. Otherwise, he is not entitled to receive any notices and documents from the **Company**.

144.2 For **shareholders** registered on a branch register notices or documents can be posted in the **United Kingdom** or in the country where the branch register is kept.

145 When notices are served or deemed to be served

145.1 If a notice, or any other kind of document, is sent through the post, or internal post for a **shareholder** who is an employee of the **Company** or a **subsidiary**, it is treated as being served or delivered on the day after it was posted (or on the day after that, if second class post is used). If such a notice or document is sent to a **shareholder** who is an employee of the **Company** or of one of its **subsidiaries** by the relevant internal post it is treated as served or delivered on the day after it was posted. It can be proved that a notice or other document was served by post (or internal post) by showing that:

- the letter containing the notice or document was properly addressed; and
- it was put into the postal system with postage paid (where applicable).

145.2 If an advertisement is published in a newspaper as provided for in Article 142.1 then notice will be served on the date of the publication of the newspaper.

145.3 To the extent permitted by the **legislation** and these **Articles** a notice or document sent by **electronic mail** is treated as being served or delivered at the expiration of two hours from the time on the day it was sent.

145.4 If a *member* is present at any **shareholders** meeting either in person or by *proxy* or in the case of a corporate member by a duly authorised *representative* he shall be deemed to have received notice of the meeting and of the reason why it was called.

146 Serving notices and documents on shareholders who have died or are bankrupt

This Article 146 applies where a **shareholder** has died, has become of unsound mind or become bankrupt or is in liquidation, but is still registered as a **shareholder**. It applies whether he is registered as a sole or joint **shareholder.** A person who is *automatically entitled to such shareholder's shares by law* and who proves this to the reasonable satisfaction of the Directors can give a **United Kingdom** address for service of notices and documents. If this is done, notices and documents must be sent to that address. Otherwise, if any notice, or other document, is served on the **shareholder** named on the **Register**, or sent to him in accordance with the **Articles**, this will be valid despite his death, unsound mind, bankruptcy or liquidation. This applies even if the **Company** knew about these things. If notices or documents are served

DESTROYING DOCUMENTS

150 Destroying documents

150.1 The **Company** can destroy:

- all transfer forms for shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the **Register**, after six years from the date of registration;
- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered; and
- all cancelled share certificates, after one year from the date they were cancelled.

150.2 If the **Company** destroys a document in accordance with Article 150.1, it is conclusively treated as having been a valid and effective document in accordance with the **Company's** records relating to the document. Any action of the **Company** in dealing with the document in accordance with its terms before it was destroyed is conclusively treated as properly taken.

150.3 This Article 150 only applies to documents which are destroyed in good faith and if the **Company** is not on notice of any claim to which the document may be relevant.

150.4 For documents relating to shares in **uncertificated form**, the **Company** must also comply with any rules (as defined in the **CREST Regulations**) which limit its ability to destroy these documents.

150.5 A document may be destroyed earlier than the dates mentioned in Article 150.1 if a permanent record of that document is made before its destruction.

150.6 This Article 150 does not make the **Company** liable:

- if it destroys a document earlier than referred to in Article 150.1; or
- if the **Company** would not be liable if this Article 150 did not exist.

150.7 This Article 150 applies whether a document is destroyed or disposed of in some other way.

INDEMNITY AND INSURANCE

151 Indemnity

151.1 So far as the **legislation** allows, every Director, **Company Secretary** or other officer of the **Company** shall be indemnified by the **Company** out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him:

- in performing or omitting to perform his duties; and/or
- in exercising or omitting to exercise his powers; and/or
- in supposedly doing any of these things; and/or
- otherwise in relation to or in connection with his duties, powers or office in the **Company** or in any **subsidiary** of the **Company** or in any other **company** or body undertaken at the request of the **Company**.

company representative If a company owns shares, it can appoint a company representative to attend a shareholders' meeting to speak and vote for it.

consolidate When shares are consolidated, they are combined with other shares - for example every three £1 shares might be consolidated into one new £3 share.

debenture A typical debenture is a long-term borrowing by a company. The loan usually has to be repaid at a fixed date in the future, and carries a fixed rate of interest.

declare When a dividend is declared, it becomes due to be paid.

dividend arrears This includes any dividends on shares with *cumulative rights* which could not be paid, but which have been carried forward.

dividend warrant A dividend warrant is similar to a cheque for a dividend.

ex dividend When a share goes "ex dividend", a person who buys it will not be entitled to the dividend which has been **declared** shortly before he bought it. When a share has gone "ex dividend", the seller is entitled to this dividend, even though it will be paid after he has sold his share.

executed A document is executed when it is signed, or sealed or made valid in some other way.

exercise When a power is exercised, it is put to use.

extraordinary resolution A decision reached by a majority of at least 75 per cent of the votes cast.

forfeit When a share is forfeited it is taken away from the shareholder and goes back to the Company. This process is called *forfeiture*. This can happen if a *call* on a *partly paid share* is not paid on time.

fully paid shares When all of the money which is due to the Company for a share has been paid, a share is called a *fully paid (or paid up) share*.

good title If a person has good title to a share, he owns it outright.

holding company A company which controls another company (for example by owning a majority of its shares) is called the holding company of that other company. The other company is the **subsidiary** of the holding company.

indemnity If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer. The person who gives the indemnity is said to **indemnify** the other person.

in issue See **issue**.

instruments Formal legal documents.

issue When a share has been issued, everything has been done to make the shareholder the owner of the share. In particular, the shareholder's name has been put on the register of shareholders. Existing shares which have been issued are *in issue*.

liabilities Debts and other obligations.

liable jointly and severally Where more than one person is liable jointly and severally it means that any one of them can be sued, or they can all be sued together.

rank and **ranking** When either capital or income is distributed to shareholders, it is paid out according to the rank (or *ranking*) of the shares. For example, a share which ranks before (or above) another share in sharing in the Company's income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after) it. If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below. The same applies for repayments of capital. Capital must be paid first to shares which rank first in sharing in the Company's capital, and then to shares which rank below.

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities. A clearing house is a central computer system for settling transactions between members of the clearing house.

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities. An investment exchange is a place where investments, such as shares, are traded. The London Stock Exchange is a recognised investment exchange.

redeem and **redemption** When a share is redeemed, it goes back to the Company in return for a sum of money (the "redemption price") which was fixed before the share was *issued*. This process is called redemption. A share which can be redeemed is called a "redeemable" share.

relevant securities Any shares of a company, except shares held as a result of share schemes for employees (such as profit sharing schemes) and some shares held by the founders of the company. Also included are any securities which can be converted into such shares, or which allow their holders to *subscribe* for such shares.

relevant system This is a term used in the legislation for a computer system which allows shares without share certificates to be transferred without using transfer forms. The CREST system for paperless share dealing is a "relevant system".

renunciation Where a share has been *allotted*, but nobody has been entered on the share register for the share, it can be *renounced* to another person. This transfers the right to have the share registered to another person. This process is called renunciation.

requisition a meeting A formal process which shareholders can use to call a meeting of shareholders. Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent of the *issued* shares.

reserve fund A fund which has been set aside in the accounts of a company - profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve fund by the company.

revoke To withdraw, or cancel.

rights issue A way by which companies raise extra share capital. Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have. For example, shareholders may be offered the chance to buy one new share for every four they already have.

rights of any share The rights attached to the share when it is issued, or afterwards.

securities All shares, bonds and other investment instruments issued by a company which entitle the holder to a share in the profits or assets of that company, to receive a cash payment from a company or to subscribe for such a security.

trustees People who hold property of any kind for the benefit one or more other people under a kind of arrangement which the law treats as a "trust". The people whose property is held by the trustees are called the *beneficial owners*.

underwrite A person who agrees to buy new shares if they are not bought by other people *underwrites the share offer.*

unincorporated associations Associations, partnerships, societies and other bodies which the law does not treat as a separate legal person to their members.

wind up The formal process to put an end to a company. When a company is wound up its assets are distributed. The assets go first to creditors who have supplied property and services, and then to shareholders. Shares which *rank* first in sharing in the **Company's** assets will receive any funds which are left over before any shares which rank after (or below) them.

Registered No. 4220381

The Companies Act 1985

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

Of

NGG FINANCE plc

Note: **Incorporated on 21st May 2001 as Intercede 1723 Limited; name changed to NGG Finance Limited on 24th July 2001 and NGG Finance plc on 30th July 2001.**

Certified a true and correct copy

(D C Forward- Secretary)


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 4220381

The Registrar of Companies for England and Wales hereby certifies that

NGG FINANCE PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 30th July 2001

CERTIFIED TO BE A TRUE AND COMPLETE COPY OF THE ORIGINAL

CMS Cameron McKenna

DATE 6.11.2001

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

For The Registrar Of Companies




DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4220381

The Registrar of Companies for England and Wales hereby certifies that

INTERCEDE 1723 LIMITED

having by special resolution changed its name, is now incorporated under the name of

NGG FINANCE LIMITED

Given at Companies House, London, the 24th July 2001

CERTIFIED TO BE A TRUE AND COMPLETE COPY OF THE ORIGINAL

CMS Cameron McKenna

DATE 6.11.2001

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

For The Registrar Of Companies



COMPANIES HOUSE



CERTIFICATE OF INCORPORATION
OF A PRIVATE LIMITED COMPANY

Company No. 4220381

The Registrar of Companies for England and Wales hereby certifies that INTERCEDE 1723 LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 21st May 2001

CERTIFIED TO BE A TRUE AND COMPLETE COPY OF THE ORIGINAL

CMS Cameron McKenna

DATE 6.11.2001

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


Companies House

Registered No. 4220381

The Companies Acts

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION

of

NGG FINANCE plc

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

T +44(0)207 367 3000
F +44(0)207 367 2000

Registered No. 4220381

The Companies Acts

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION

of

NGG FINANCE plc

1. [1]The Company's name is "NGG Finance plc".

2. [2]The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4. The objects for which the Company is established are:-

4.1.1 to carry on all or any of the following businesses: representatives, agents, factors, distributors, importers, exporters, manufacturers and wholesale and retail dealers for and on behalf of any company or as principals in and about every kind of marketable product, process, materials and services of whatever description, and for these purposes to negotiate and handle contracts and agreements of all kinds, to act as representatives and agents of and for any individual, company, firm, association, authority, organisation or other body in any part of the world and for any purpose whatever, to tender for and to place contracts, investments and other rights, to act for and to provide all minds of services. agencies and consultancies to all or any parties or prospective parties to any contract or other agreement, and to carry on business as advertising and publicity agents, sales promoters, marketing and market research specialists, direct selling and mail order specialists, exhibition and display contractors and promoters, merchandising agents, warehousers, storers, packers, customs house brokers, shipping and forwarding agents, clearing agents, wharfingers, insurance brokers, carriers, hauliers and providers of all kinds of facilities in connection with or ancillary to any of the above businesses;

4.1.2 to carry on the business of an investment and holding company and to invest and deal in shares, stocks, debentures and securities of any kind

---

[1] The Company's name was changed from NGG Finance Limited by a special resolution passed on 27th July 2001.

[2] The Company was re-registered as a public limited company pursuant to a special resolution passed on 27th July 2001.

issued or guaranteed by any body of whatever nature and wheresoever constituted or carrying on business;

4.2 to employ the funds of the Company in the development and expansion of the business of the Company and all or any of its subsidiary or associated companies and in any other company whether now existing or hereafter to be formed and engaged in any like business of the Company or any of its subsidiary or associated companies or in any other industry ancillary thereto or in any business which can conveniently be carried on in connection therewith; to co-ordinate the administration, policies, management, supervising, control, research, development, planning, manufacture, trading and any and all other activities of, and to act as financial advisers and consultants to, any company or companies or group of companies now or hereafter formed or incorporated or acquired which may be or may become related or associated in any way with the Company or with any company related or associated therewith and either without remuneration or on such terms as to remuneration as may be agreed;

4.3 to advance and lend money with or without security and to guarantee the performance of the contracts or obligations or the repayment of capital, principal, dividends, interest or premiums payable on any stock, shares, securities or debentures of, or other investments in, any company or person and in particular (but without limiting the generality of the foregoing) of any company which is for the time being the Company's holding company (as defined by section 736 Companies Act 1985) or another subsidiary (as defined by that section) of the Company's holding company and to give all kinds of indemnities;

4.4 to organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships, associations and firms of all kinds and to underwrite or guarantee the subscription of, shares, stocks, debentures, debenture stock, bonds, loans, obligations, securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof;

4.5 to carry on the business of land and property developers of every and any description and to acquire by purchase, lease, concession, grant, licence or otherwise such lands, buildings, leases, underleases, rights, privileges, stocks, shares and debentures in public or private companies, corporate or unincorporate, policies of insurance and other such property as the Company may deem fit and shall acquire the same for the purposes of investment and development and with a view to receiving the income therefrom; and to enter into any contracts and other arrangements of all kinds with persons having dealings with the Company on such terms and for such periods of time as the Company may from time to time determine, on a commission or fee basis or otherwise, and to carry on any other trade or business, whatever, of a like and similar nature;

4.6 to carry on all kinds of promotion business and, in particular, to form, constitute, float, lend money to, assist, manage and control any companies, associations or undertakings whatsoever and to market, advertise or promote goods, services, material (tangible or intangible) or any other thing whatsoever;

4.7 to vary the investments and holdings of the Company as may from time to time be deemed desirable;

4.8 to act as trustee of any kind including trustee of any deeds constituting or securing any debentures, debenture stock or other securities or obligations and to undertake and execute any trust or trust business (including the business of acting as trustee under wills and settlements), and to do anything that may be necessary or assist in the obtaining of any benefit under the estate of an individual, and also to undertake the office of executor, administrator, secretary, treasurer or registrar or to become manager of any business, and to keep any register or undertake any registration duties, whether in relation to securities or otherwise;

4.9 to provide technical, cultural, artistic, educational, entertainment or business material, facilities, information or services and to carry on any business involving any such provision;

4.10 to carry on the business of commission agents, factors, general merchants and dealers in every description of goods, exporters and importers, concessionaires, wholesale and retail traders, carriers, warehousemen, designers, advertising contractors or agents, or trustees, brokers or agents for any company;

4.11 to manufacture, develop, process, refine, repair, purchase, sell, export, import, deal in or let on hire all kinds of goods, substances, articles, services and material (tangible or intangible) of any kind which may be advantageous to the Company or which any of the customers or other companies having dealings with the Company may from time to time require;

4.12 to provide services of any kind including the carrying on of advisory, consultancy, brokerage and agency business of any kind;

4.13 to acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company;

4.14 to enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same;

4.15 to purchase, take on lease or in exchange, hire, renew, or otherwise acquire and hold for any estate or interest, and to sell, let, grant licences, easements, options and other rights over or otherwise deal with or dispose of, in whole or in part, any lands, buildings, machinery, rights, stock-in-trade, business concerns, choses in action, and any other real and personal property of any kind including all of the assets of the Company and to perform any services or render any consideration and to construct, equip, alter and maintain any buildings, works and machinery necessary or convenient for the Company's business and in each case for any consideration (including in particular but without detracting from the generality of the foregoing for any securities or for a share of profit or a royalty or other periodical or deferred payment);

4.16 to enter into partnership or any other arrangement for sharing profits or joint venture or co-operation with any company carrying on, engaged in or about to carry on or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company, and to subsidise or otherwise assist any such company;

4.17 to invest money of the Company (or any of its subsidiaries) in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets and to carry on the business of an investment company;

4.18 to lend or advance money or otherwise give credit or provide financial accommodation to any company with or without security and to deposit money with any company and to carry on the business of a banking, finance or insurance company;

4.19 for any reason whatsoever to mortgage, charge, pledge or otherwise secure, either with or without the Company receiving any consideration or advantage, all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company and to guarantee, indemnify or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging, charging, pledging or otherwise securing all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company or by any or all such methods or by any other means whatsoever, the liabilities and obligations of any person, firm or company including but not limited to any company which is for the time being the holding company or a subsidiary undertaking (both as defined in the Companies Act 1985 as amended) of the Company or of the Company's holding company as so defined;

4.20 to borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company or any other company and in particular by mortgaging or charging all or any part of the undertaking, property and assets (present or future) and the uncalled capital of the Company, or by the creation and issue, on such terms as may be thought expedient, of securities of any description;

4.21 to undertake interest rate and currency swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind and all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling, any other currencies, basket of currencies including but not limited to European Currency Units (as the same may from time to time be designated or constituted) or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind that may be undertaken by the Company on a speculative basis or otherwise;

4.22 to undertake any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or combination of these transactions and whether for the purposes of risk management, on a speculative basis or otherwise;

4.23 to draw, make, accept, indorse, discount, execute, issue, negotiate and deal in promissory notes, bills of exchange, shipping documents and other instruments and securities (whether negotiable, transferable or otherwise) and to buy, sell and deal in foreign currencies;

4.24 to buy, sell, export, manufacture and deal in all kinds of goods, stores and equipment whether in connection with any of the above activities or otherwise and to act as agents for all purposes;

4.25 to apply for, purchase or otherwise acquire any patents, licences, concessions, privileges and like rights, conferring a non-exclusive or exclusive or limited right to use, or any secret or other information as to any invention which is capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop, grant licences in respect of, or otherwise turn to account, the rights and information so acquired;

4.26 to apply for and take out, purchase or otherwise acquire, sell, licence, transfer, deal or trade in any way in trade marks and names, service marks and names, designs, patents, patent rights, inventions, secret processes, know-how and information and any form of intellectual property and to carry on the business of an inventor, designer or research organisation;

4.27 to sell, improve, manage, develop, lease, mortgage, let, charge, dispose of, turn to account, or otherwise deal with all or any part of the undertaking or property or rights of the Company, and to sell the undertaking of the Company, or any part thereof for such consideration as the Company may think fit, and in particular for cash, shares, debentures or debenture stock or other obligations, whether fully paid or otherwise, of any other company;

4.28 to issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose;

4.29 to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of, and as secretary, manager, registrar or transfer agent for, any other company;

4.30 to grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death, to any directors, officers or employees or former directors, officers or employees of the Company, or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the board of directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes (including in particular but without detracting from the generality of the foregoing any trust or scheme relating to the grant of any option over, or other interest in, any share in the capital of the Company or of any other company, or in any debenture or security of any corporation or company, including the Company) or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the Company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the Company or its members or for any national, charitable, benevolent, educational, social, public, general or useful object;

4.31 to promote or assist in promoting any company or companies in any part of the world and to subscribe shares therein or other securities thereof for the purpose of carrying on any business which the Company is authorised to carry on, or for any other purpose which may seem directly or indirectly calculated to benefit the Company;

4.32 to amalgamate with any other company in any manner whatsoever (whether with or without a liquidation of the Company);

4.33 to procure the Company to be registered or recognised in any country or place in any part of the world;

4.34 to cease carrying on or wind-up any business or activity of the Company, and to cancel any registration of and to wind-up or procure the dissolution of the Company in any state or territory;

4.35 to compensate for loss of office any directors or other officers of the Company and to make payments to any persons whose office, employment or duties may be terminated by virtue of any transaction in which the Company is engaged;

4.36 to pay out of the funds of the Company the costs, charges and expenses of and incidental to the formation and registration of the Company, and any company promoted by the Company, and the issue of the capital of the Company and any such other company and of and incidental to the negotiations between the promoters preliminary to the formation of the Company, and also all costs and expenses of and incidental to the acquisition by the Company of any property or assets and of and incidental to the accomplishment of all or any formalities which the Company may think necessary or proper in connection with any of the matters aforesaid;

4.37 to effect insurances against losses, damages, risks and liabilities of all kinds which may affect the Company or any subsidiary of it or company associated with it or in which it is or may be interested;

4.38 to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability. For the purposes of this clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985 (as amended);

4.39 to act as directors or managers of or to appoint directors or managers of any subsidiary company or of any other company in which the Company is or may be interested;

4.40 to contribute by donation, subscription, guarantee or otherwise to any public, general, charitable, political or useful object whatsoever;

4.41 to distribute among the members in cash, specie or kind any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law;

4.42 to do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others, and either by or through agents, sub-contractors, trustees, subsidiaries or otherwise;

4.43 to carry on any other activity and do anything of any nature which in the opinion of the board of directors of the Company is or may be capable of being conveniently carried on or done by the Company in connection with the above, or may seem to the Company calculated directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or any of its members; and

4.44 to do all such things as in the opinion of the board of directors of the Company are or may be incidental or conducive to the above objects or any of them.

And it is hereby declared that for the purposes of this clause:-

(a) the word "company" shall (except where referring to this Company) be deemed to include any person or partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, resident or domiciled in the United Kingdom or elsewhere;

(b) "associated companies" shall mean any two or more companies if one has control of the other or others, or any person has control of both or all of them;

(c) "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation;

(d) "and" and "or" shall mean "and/or";

(e) "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible; and

(f) the objects specified in each paragraph of this clause shall, except if at all where otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company or the order in which such objects are stated, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

5. The liability of the members is limited.

6. The share capital of the Company is £50,000 divided into 50,000 shares of £1 each.

The person whose name and address is subscribed wishes to form a Company pursuant to this Memorandum of Association, and agrees to take the number of shares in the capital of the Company set opposite its name.

NAME, ADDRESS AND NUMBER OF SHARES TAKEN BY SUBSCRIBER

One

Mitre House Nominees Limited
Mitre House
160 Aldersgate Street
London EC1A 4DD

Dated this 27th day of April 2001.

Witness to the above signature:

Andrew Boden
Mitre House
160 Aldersgate Street
London EC1A 4DD

'A'

Registered No: 4220381

The Companies Acts

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NGG FINANCE plc

(Adopted by a resolution passed in writing
on 18 March 2002)

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

T +44(0)207 367 3000
F +44(0)207 367 2000

Table of Contents

Registered Number: 4220381

THE COMPANIES ACTS

NGG FINANCE plc
(the "Company")

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS IN WRITING

In accordance with Regulation 53 of Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (as amended) as incorporated in the Company's Articles of Association, we, being all the members of the Company who would, at the date of these resolutions have been entitled to vote upon them if they had been proposed at a general meeting at which we were present, **HEREBY RESOLVE** in writing as follows:

SPECIAL RESOLUTIONS

1. THAT:-

(a) the authorised share capital of the Company be and is hereby increased from £1,650,000 divided into 1,650,000 ordinary shares of £1 each and US$68,500,000 divided into 68,500,000 redeemable preference shares of US$1 each to £1,650,000 divided into 1,650,000 ordinary shares of £1 each and US$281,000,000 divided into 68,500,000 "Class A" redeemable preference shares of US$1 each and 212,500,000 "Class B" redeemable preference shares of US$1 each by the creation of 212,500,000 "Class B" redeemable preference shares of US$1 each having the rights and subject to the restrictions set out in the articles of association of the Company to be adopted pursuant to resolution 2 below;

(b) the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (as defined for the purposes of section 80 of the Companies Act 1985) up to an aggregate nominal amount of US$212,500,000 provided that this authority shall expire on the date being five years after the passing of this resolution unless renewed, varied or revoked by the Company in general meeting save that the Company may before such expiry or the expiry of any renewal of this authority make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

(c) the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94(2) of the Companies Act 1985) for cash pursuant to the general authority conferred on them by paragraph (b) above as if section 89(1) of the Companies Act 1985 did not apply to such allotment provided that this power shall be limited to the allotment of equity securities for cash up to an aggregate nominal amount of US$212,500,000 and this power shall expire on the date being five years after the passing of this resolution except that the directors shall be entitled, at any time prior to the expiry of this power, to make any offer or agreement which would or might require equity securities to be allotted after such expiry and to allot equity securities in accordance with such offer or agreement as if the power conferred hereby had not expired.

2. THAT the regulations contained in the document attached hereto (for the purpose of identification marked "A") be approved and adopted as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company.

Dated: 18 March 2003

.... Assistant Secretary.
as authorised representative for
National Grid Transco plc

.... Secretary.
as authorised representative for
National Grid Nominees Limited

'A'

Registered No: 4220381

The Companies Acts

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NGG FINANCE plc

(Adopted by a resolution passed in writing
on 18 March 2003)

The Companies Acts

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NGG FINANCE plc

DEFINITIONS AND INTERPRETATION

1. Definitions

In these Articles and the applicable regulations of Table A (as defined below) the following words and expressions have the meanings set opposite them:

"Act"	the Companies Act 1985 and any reference herein to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force
"Committee"	a committee of the board of directors of the Company duly appointed pursuant to these Articles
"Statutes"	every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company
"Table A"	Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985
"these Articles"	these articles of association as originally adopted or as altered from time to time

Words importing the singular number include the plural number and vice versa, words importing one gender include all genders and words importing persons include bodies corporate and unincorporated associations. Headings to these Articles are inserted for convenience and shall not affect their construction.

2. **Table A**

The regulations contained in Table A shall apply to the Company except in so far as they are excluded by or are inconsistent with these Articles. Regulations 8, 24, 41, 65, 67, 73 to 78 (inclusive), 80, 94 to 98 (inclusive), 101 and 118 of Table A shall not apply to the Company.

SHARE CAPITAL

3. **Shares**

3.1 The authorised share capital of the Company at the date of the adoption of these Articles is denominated into £1,650,000 divided into 1,650,000 ordinary shares of £1 each (the "**Ordinary Shares**") and US$281,000,000 divided into 68,500,000 Class A redeemable preference shares (the "Class A Redeemable Preference Shares") of US$1 each and 212,500,000 Class B redeemable preference shares (the "Class B Redeemable Preference Shares") of US$1 each (together the "**Redeemable Preference Shares**"). The Class B Redeemable Preference Shares shall rank pari passu in all respects with the Class A Redeemable Preference Shares except as otherwise provided by these Articles.

3.2 The rights attributable to the Redeemable Preference Shares and the limitations and restrictions to which they are subject are as follows:

Income

(a) The Class A Redeemable Preference Shares and the Class B Redeemable Preference Shares shall confer upon the holders thereof as separate classes the right in priority to any payment by way of dividend of the Company to receive the Class A Preferential Dividend (in respect of the Class A Redeemable Preference Shares) and the Class B Preferential Dividend (in respect of the Class B Redeemable Preference Shares) (together the "**Preferential Dividends**") in respect of each Accrual Period. No dividend shall be paid to the holders of Ordinary Shares in respect of any Accrual Period unless and until the Preferential Dividends (if any) in respect of that Accrual Period have been paid in full together with a sum equal to any arrears, deficiency and accruals of the Preferential Dividends.

(b) Subject to the provisions of the Act the Preferential Dividends shall:

(i) be paid in US Dollars on 18 March and 18 September in each year, 18 September 2002 being the first payment date in respect of the Class A Redeemable Preference Shares and 18 September 2003 being the first payment date in respect of the Class B Redeemable Preference Shares; and

(ii) without any resolution passed by either the directors or by the Company in general meeting (and notwithstanding anything contained in regulations 102 to 108 (inclusive) of Table A) accrue from day to day, and on 18 March, and18 September and thereafter on each successive 18 March and 18 September become a debt due from and immediately payable by the Company to the holders of the Redeemable Preference Shares pro rata according to the number of Redeemable Preference Shares held by each such shareholder, as the case may be.

Redemption

(c) Subject to the Act the Class A Redeemable Preference Shares shall be redeemed by the Company as follows:

(i) upon the Company giving prior notice in writing to the holder of the relevant Class A Redeemable Preference Shares at any time on or after 18 March 2003 but not later than 18 March 2008; or

(ii) without notice, on 18 March 2008.

(d) Subject to the Act the Class B Redeemable Preference Shares shall be redeemed by the Company as follows:

(i) upon the Company giving prior notice in writing to the holder of the relevant Class B Redeemable Preference Shares at any time on or after 18 March 2004 but not later than 18 March 2008; or

(ii) without notice, on 18 March 2008.

(e) Where Redeemable Preference Shares are to be redeemed by prior written notice given by the Company the notice to be given (the "**Redemption Notice**") shall specify the particular Redeemable Preference Shares the subject of the notice and the date (which shall be in accordance with the provisions of the Act) fixed for their redemption.

(f) Where the Company has given a Redemption Notice, the Company shall be entitled to withdraw it upon giving a further notice to that effect to the relevant holder of the Redeemable Preference Shares at any time before the redemption takes place.

(g) Where a Redemption Notice has been duly given and has not been withdrawn, or where Redeemable Preference Shares are to be redeemed in accordance with article 3.2(c)(ii) or article 3.2(d)(ii) above, the Company shall be obliged, subject to having sufficient available profits or other monies which may be lawfully applied for such redemption, to redeem in full the relevant number of Redeemable Preference Shares on the date fixed for their redemption and to pay to the relevant holder of the relevant Redeemable Preference Shares an amount in US Dollars equal to the amount of the share capital and share premium paid up on subscription and all such redemption monies shall, subject to the Company having available profits or other monies which may be lawfully applied for such redemption, at that time become a debt due from and immediately payable by the Company to the holders of such Redeemable Preference Shares. If and to the extent that the debt so constituted is not paid in full on the due date, the unpaid amount shall carry interest at an annual rate calculated as 0.5 per cent. above the one month LIBOR rate for US Dollars as taken from the British Banker Association 11.00am fixings and reset on a daily basis in respect of the period from and including the due date down to and including the date of actual payment.

(h) If the Company is unable, because of having insufficient available profits or other monies which may be lawfully applied for such redemption, to redeem in full the relevant number of Redeemable Preference Shares on the date fixed for redemption, the Company shall redeem as many of such Redeemable Preference Shares as can lawfully and properly be redeemed and (unless the Redemption Notice is first withdrawn in respect of the remaining Redeemable Preference Shares) the Company shall redeem the balance as soon as it is lawfully and properly able to do so.

(i) On the date fixed for redemption, each of the holders of Redeemable Preference Shares falling to be redeemed shall be bound to deliver to the Company, at the Company's registered office, the certificate(s) for such Redeemable Preference Shares (or an indemnity, in a form reasonably satisfactory to the directors, in respect of any lost certificate(s)) in order that the same may be cancelled. Upon such delivery, the Company shall pay to the holder (or, in the case of any joint holders, to the holder whose name stands first in the Company's register of members in respect of such Redeemable Preference Shares) the amount due to it in respect of such redemption against delivery of a proper receipt for the redemption monies.

Capital

(j) On a return of capital on winding-up or capital reduction or otherwise, the holders of the Redeemable Preference Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment in US Dollars of a sum equal to the amount of the share capital and share premium paid up on subscription, together with a sum equal to all arrears or accruals (if any) of the Preferential Dividend irrespective of whether or not such dividend has been declared or earned or become due and payable, to be calculated down to and including the date of commencement of the winding-up (in the case of a winding-up) or the return of capital (in any other case). The holders of the Redeemable Preference Shares shall not be entitled to any further right of participation in the assets of the Company.

Listing or Sale

(k) Not later than immediately prior to the time of Listing or the completion of a Sale, any holder of a Redeemable Preference Share shall sell all of the Redeemable Preference Shares held by him (free from all liens, charges, encumbrances and third party rights then attaching thereto) to the holders of the ordinary shares and the holders of the ordinary shares shall purchase such Redeemable Preference Shares in proportion (as nearly as may be) to their existing holdings of ordinary shares;

(l) the price to be paid by the holders of the ordinary shares for acquiring each Redeemable Preference Share shall be an amount equal to the amount which a holder of a Redeemable Preference Share would have received upon a winding up under paragraph (i) above;

(m) if any holder of a Redeemable Preference Share fails to transfer any of the Redeemable Preference Shares held by him in accordance with paragraph (j) above, the directors may authorise any person to execute and deliver on his behalf the necessary stock transfer form and the Company shall receive the purchase price on behalf of the holder of any Redeemable Preference Shares who has not transferred his Redeemable Preference Shares and cause the purchaser to be registered as the holder of such Redeemable Preference Shares (subject to payment of any stamp duty). The receipt of the Company for the purchase money shall be a good discharge to the purchaser (who shall not be bound to see to the application thereof). The holder of any Redeemable Preference Shares shall in such case be bound to deliver up his certificate for such Redeemable Preference Shares to the Company whereupon he shall be entitled to receive the purchase price without interest;

(n) on a transfer of Redeemable Preference Shares required by paragraph (j) above no member of the Company shall have any pre-emption rights whether under these Articles or otherwise; and

(o) during any period that paragraph (j) above applied to any of the Redeemable Preference Shares, those Redeemable Preference Shares may not be transferred in any other way.

Voting

(p) The holders of the Redeemable Preference Shares shall only be entitled to vote if either

  (i) a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Redeemable Preference Shares (in which case they shall only be entitled to vote on such resolution) or

  (ii) any Preferential Dividend is in arrears.

(q) Except in the circumstances set out above, the holders of the Redeemable Preference Shares shall not have the right to receive notice of, attend, speak or vote at any general meeting of the Company.

Definitions

(r) As used in this Article

"Accrual Period" means each of the periods from and including a Relevant Rate Date to the next Relevant Rate Date (but excluding that day) or in respect of an accrual period in which the Subscription Date falls, the Subscription Date to the next Relevant Rate Date (but excluding that day);

"Business Day" means a day on which commercial banks and foreign exchange markets settle payments in US$ in London;

"Class A Dividend Rate" means the rate per annum equal to the sum of 2.6 per cent. and the Class A Relevant Rate;

"Class A Preferential Dividend" means a cumulative dividend in US Dollars on the Class A Redeemable Preference Shares in respect of the relevant Accrual Period which shall accrue on each Class A Redeemable Preference Share on the amount subscribed (including any premium) at the Class A Dividend Rate on a daily basis over the relevant Accrual Period and shall be calculated on the basis of a 365 day year and the actual number of days in the relevant Accrual Period;

"Class A Relevant Rate" means in relation to any Accrual Period the British Bankers Association US Dollar Certificate of Deposit rate established at or about 11.00am (London time) on the first day of such Accrual Period;

"Class B Dividend Rate" means the rate per annum equal to the sum of 1.07 per cent. and the Class B Relevant Rate;

"Class B Preferential Dividend" means a cumulative dividend in US Dollars on the Class B Redeemable Preference Shares in respect of the relevant Accrual Period which shall accrue on each Class B Redeemable Preference Share on the amount subscribed (including any premium) at the Class B Dividend Rate on a daily basis over the relevant Accrual Period and shall be calculated on the basis of a 365 day year and the actual number of days in the relevant Accrual Period;

"Class B Relevant Rate" means in relation to any Accrual Period the British Bankers Association US Dollar London Interbank Offer Rate established at 11:00am (London time) on the first day of such Accrual Period;

"Listing" means the listing of any of the Company's issued share capital on any public securities market becoming effective at a price which values each Redeemable Preference Share at not less than the nominal value of each

Redeemable Preference Share and the amount of the premium paid on issue for the Redeemable Preference Share;

"Relevant Rate Date" means each of 31 March and 30 September save that if any such day is not a Business Day the next Business Day;

"Sale" means the transfer of either the whole or substantially the whole of the Company's issued share capital or the whole or substantially the whole of the Company's preference share capital at a price which values each Redeemable Preference Share at not less than the nominal value of each Redeemable Preference Share and the value of the premium paid on issue for the Redeemable Preference Share; and

"Subscription Date" means the date of subscription for the Redeemable Preference Shares.

3.3 Whenever the capital of the Company is divided into different classes of shares the special rights attached to any class may be varied or abrogated either while the Company is a going concern or during or in contemplation of a winding-up with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class, but not otherwise. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or the proceedings thereat shall apply mutatis mutandis except that the necessary quorum shall be one person at least holding or representing by proxy one-third in nominal amount of the issued shares of the class, any holder of shares of the class shall on a poll have one vote in respect of every share of the class held by him and any holder of shares of the class present in person or by proxy may demand a poll.

4. Directors' power to allot shares

Subject to any direction to the contrary which may be given by the Company in general meeting, the directors are unconditionally authorised to allot, create, deal with or otherwise dispose of relevant securities (within the meaning of section 80(2) of the Act) to such persons (including any director) on such terms and at such time or times as they think fit, provided that no shares shall be issued at a discount.

5. Extent of directors' power to allot shares

The maximum nominal amount of share capital which the directors may allot or otherwise dispose of in accordance with article 4 shall be the nominal amount of unissued share capital at the date of incorporation of the Company or such other amount as shall be authorised by the Company in general meeting.

6. Duration of directors' power to allot shares

The authority conferred on the directors by articles 4 and 5 shall remain in force for a period of five years from the date of incorporation of the Company and thereafter provided this authority is renewed from time to time by the Company in general meeting in accordance with section 80 of the Act.

LIEN

7. Company's lien

The Company shall have a first and paramount lien on every share for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares registered in the name of any person (whether solely or jointly with others) for all monies owing to the Company from him or his estate either alone or jointly with any other person whether as a member or not and whether such monies are presently payable or not. The directors may at any time declare any share to be wholly or partly exempt from the provisions of this article. The Company's lien on a share shall extend to any amount payable in respect of it.

TRANSFER OF SHARES

8. Right to refuse registration

The directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share whether or not it is a fully paid share.

PROCEEDINGS AT GENERAL MEETINGS

9. Quorum

No business shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

10. Procedure if a quorum is not present

If a quorum is not present within half an hour of the time appointed for a general meeting, the meeting, if convened on the requisition of members, shall be dissolved; in any other case it shall stand adjourned to such day and at such time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

11. Right to demand a poll

A poll may be demanded at any general meeting by any member (or his proxy or, in the case of a corporation, his duly authorised representative) entitled to vote thereat. Regulation 46 of Table A shall be modified accordingly.

12. Resolution in writing

A resolution in writing such as is referred to in regulation 53 of Table A executed by or on behalf of a member may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

13. Voting

On a show of hands or on a poll votes may be given either personally or by proxy and regulation 54 of Table A shall be construed accordingly. In the case of a member which is a corporation, a director, the secretary or other officer thereof shall be deemed to be a duly authorised representative of that corporation for the purposes of regulation 54 of Table A.

14. Proxies

An instrument appointing a proxy may, in the case of a corporation, be signed on its behalf by a director, the secretary or other officer thereof or by its duly appointed attorney or duly authorised representative. Regulation 60 of Table A shall be construed accordingly. The directors may at their discretion treat a copy of a faxed or machine made instrument appointing a proxy as an instrument of proxy. Appointment of a proxy may be accepted by the directors even if the instrument is deposited less than 48 hours before the time appointed for the meeting but this power shall not prevent the directors from requiring that 48 hours' notice be given in any particular case. An instrument of proxy may be revoked at any time prior to the commencement of the meeting by notice of revocation given by such means as an instrument of proxy may be given under these Articles. Regulation 62 of Table A shall be construed accordingly.

15. Participation at meetings by telephone

Members (or their proxies or representatives) participating in the manner described in this article shall be deemed to be present in person and to be holding a meeting.

A member (or his proxy or representative) may participate in a meeting of the Company by means of a conference telephone or similar communicating equipment whereby all members (or their proxies or representatives) participating can hear each other. Resolutions in general meeting may be made through participation and voting by such means even though none or only some of the members (or their proxies or representatives) are physically present with each other.

ALTERNATE DIRECTORS

16. Appointment, removal and cessation

Any director (other than an alternate director) may appoint any person to be an alternate director and may remove from office an alternate director so appointed by him. An alternate director shall cease to be an alternate director if his appointor ceases to be a director.

17. Powers of an alternate director

If his appointor is for the time being unavailable or temporarily unable to act through ill health or disability, the signature of an alternate director to any resolution in writing of the directors shall be as effective as the signature of his appointor.

18. Alternate acting for more than one director

When an alternate director is also a director or acts as an alternate director for more than one director, such alternate director shall have one vote for every director so represented by him (in addition to his own vote if he is himself a director) and when so acting shall be considered as two directors for the purpose of making a quorum if the quorum exceeds two.

DELEGATION OF POWERS

19. Committees

The following sentences shall be inserted in place of the first sentence of regulation 72 of Table A:

"The directors may delegate any of their powers to any Committee consisting of one or more persons. Any Committee shall have the power unless the directors direct otherwise to co-opt as a member or as members of the Committee for any specific purpose any person or persons not being a director or directors of the Company".

APPOINTMENT AND RETIREMENT OF DIRECTORS

20. **No retirement by rotation**

The directors shall not be subject to retirement by rotation and accordingly the final two sentences of regulation 79 of Table A shall not apply to the Company.

21. **Casual vacancy**

The Company may by ordinary resolution appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

22. **Majority shareholders' right to appoint and remove directors**

Any member or members holding a majority in nominal amount of the issued ordinary share capital which confers the right to attend and vote at general meetings may at any time appoint any person to be a director, whether as an additional director or to fill a vacancy, and may remove from office any director howsoever appointed. Any such appointment or removal shall be effected by notice in writing to the Company signed by the member or members making the same or in the case of a corporate member signed by any director thereof or by any person so authorised by resolution of the directors or of any other governing body thereof. Any such appointment or removal shall take effect when the notice effecting the same is delivered to the registered office or to the secretary of the Company, or is produced at a meeting of the directors. Any such removal shall be without prejudice to any claim which a director may have under any contract between him and the Company.

23. **No age limit for directors**

There shall be no age limit for directors of the Company.

24. **No directors' shareholding requirement**

A director shall not be required to hold any qualification shares in the Company.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

25. **Disqualification**

Regulation 81 of Table A shall be amended by substituting for paragraphs (c) and (e) thereof the following provisions and by the addition of the following paragraph (f):

"(c) he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as a director; or"

"(e) he is otherwise duly removed from office; or"

"(f) his resignation is requested by all his co-directors by notice delivered to the registered office of the Company or tendered at a meeting of the directors and, for this purpose, like notices each signed by a director shall be as effective as a single notice signed by all his co-directors."

REMUNERATION OF DIRECTORS

26. Ordinary remuneration and extra remuneration

Regulation 82 of Table A shall be amended by the addition of the following:

"Such remuneration shall be divided between the directors in such proportion and manner as the directors may unanimously determine or in default of such determination equally, except that any director holding office for less than a year or other period for which remuneration is paid shall rank in such division in proportion to the fraction of such year or other period during which he has held office. Any director who, at the request of the directors, performs special services or goes or resides abroad for any purpose of the Company may receive such extra remuneration by way of salary, commission or participation in profits, or partly in one way and partly in another, as the directors may determine."

PROCEEDINGS OF DIRECTORS

27. Notice to directors outside the United Kingdom

Regulation 88 of Table A shall be amended by substituting for the sentence:

"It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom."

the following sentence:

"Notice of every meeting of directors shall be given to each director or his alternate director, including directors and alternate directors who may for the time being be absent from the United Kingdom and have given the Company their address outside the United Kingdom".

The final sentence of regulation 66 shall accordingly not apply to the Company.

28. Directors as corporations

Where a director is a corporation, a director, the secretary or other officer thereof shall be deemed to be a duly authorised representative of that corporation for the purposes of signing any written resolution of directors of the Company.

29. Resolution in writing

A resolution in writing such as is referred to in regulation 93 signed by any relevant director, alternate director or member of a Committee may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

30. Participation at meetings by telephone

Directors (or their alternates) or other persons participating in the manner described in this article shall be deemed to be present in person and to be holding a meeting.

Any director (including an alternate director) or other person may participate in a meeting of the directors or a Committee of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other. Resolutions and decisions of the kind normally made or taken at a physical meeting of the directors or a Committee in accordance with these Articles can accordingly be so made or taken in circumstances where none or only some of the directors or other persons are physically present with each other.

31. Directors' interests

Subject to such disclosure as is required by section 317 of the Act a director shall be counted for the purposes of calculating whether there is a quorum and shall be entitled to vote at a meeting of directors or of a Committee on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company.

THE SEAL

32. Sealing

If the Company has a seal it shall only be used with the authority of the directors or of a Committee. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation

6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal.

The directors or a Committee authorised to do so by the directors may by telephone or telex communication or by facsimile reproduction authorise the secretary or any director to use the seal and the transmission of such authority shall constitute a determination in such a case that the secretary or the designated director above may sign any instrument to which the seal is to be affixed pursuant to that authority, and regulation 101 of Table A shall be modified accordingly.

33. Execution of a document as a deed

Where the Statutes so permit, any instrument signed by one director and the secretary or by two directors and expressed to be executed by the Company shall have the same effect as if executed under the seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the directors or of a committee authorised by the directors in that behalf.

34. Official seal

In accordance with section 39 of the Act the Company may have an official seal for use in any territory, district or place outside the United Kingdom.

NOTICES

35. Form of notice

Any notice required by these Articles to be given by the Company may be given by any written documentary form including by means of telex, cable, electronic mail or facsimile, and a notice communicated by such forms of immediate transmission shall be deemed to be given at the time it is transmitted to the person to whom it is addressed. Regulations 111 and 112 of Table A shall be amended accordingly.

INDEMNITY

36. Officers' indemnity

Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled, every director, secretary, auditor or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, expenses, losses and liabilities sustained or incurred by him in the actual or purported execution of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his office including, but without prejudice to the generality of the foregoing, any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in connection with any application in which relief is granted to him by the Court from liability in respect of any act or omission done or alleged to be done by him as an officer or employee of the Company.

37. Directors' power to purchase indemnity insurance

The directors shall have power to purchase and maintain for any director, secretary, auditor or other officer of the Company insurance against any such liability as is referred to in section 310(1) of the Act.

The Companies Acts

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

Of

NATIONAL GRID HOLDINGS ONE plc

Secretary.

Registered No. 2367004

The Companies Acts

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION

of

NATIONAL GRID HOLDINGS ONE plc

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

T +44(0)171 367 3000
F +44(0)171 367 2000

Registered No. 2367004

The Companies Acts

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION

of

NATIONAL GRID HOLDINGS ONE plc

1. [1]The Company's name is "National Grid Holdings One plc".

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4. [2]The objects for which the Company is established are:-

4.1 to carry on the business of a holding company and to acquire by purchase, exchange, subscription or otherwise and to hold the whole or any part of the shares, stocks, debentures and other securities and interests of and in any corporations, companies, associations or firms for the time being engaged, concerned or interested in any industry, trade or business and to promote the beneficial co-operation of any such corporations, companies, associations or firms as well with one another as with the Company and to exercise in respect of such investments and holdings all the rights, powers and privileges of ownership including the right to vote thereon;

4.2 to employ the funds of the Company in the development and expansion of the business of the Company and all or any of its subsidiary or associated companies and in any other company whether now existing or hereafter to be formed and engaged in any like business of the Company or any of its subsidiary or associated companies or in any other industry ancillary thereto or in any business which can conveniently be carried on in connection therewith;

4.3 to co-ordinate the administration, policies, management, supervising, control, research, development, planning, manufacture, trading and any and all other activities of, and to act as financial advisers and consultants to, any company or companies or group of companies now or hereafter formed or incorporated or

---

[1] The Company's name was changed from National Grid Group plc by a special resolution passed on 7th January, 2002 which became effective on 31st January, 2002.

[2] The Company's objects clause was amended by a special resolution passed on 4th April, 1990 which became unconditional on 5th April, 1990, and by a special resolution passed on 17th November, 1995 which became unconditional on 11th December, 1995.

acquired which may be or may become related or associated in any way with the Company or with any company related or associated therewith and either without remuneration or on such terms as to remuneration as may be agreed;

4.4 to guarantee the payment of dividends on any shares in the capital of any of the corporations, companies or associations in which the Company has or may at any time have an interest, and to become surety in respect of, endorse, or otherwise guarantee the payment of, the principal of or interest on any shares, scrip, bonds, coupons, mortgages, debentures, debenture stock, securities, notes, acceptances, drafts, bills of exchange or evidence of indebtedness issued or created by any such corporations, companies or associations;

4.5 to become surety for or guarantee the carrying out and performance of, any and all contracts, leases and obligations of every kind, of any corporation, company or association, any of whose shares, scrip, bonds, coupons, mortgages, debentures, debenture stock, securities, notes, drafts, acceptances, bills of exchange or evidence of indebtedness, are at any time held by or for the Company, or in which the Company is interested or with which it is associated, and to do any acts or things designed to protect, preserve, improve or enhance the value of any such shares, scrip, bonds, coupons, mortgages, debentures, debenture stock, securities, notes, drafts, bills of exchange or evidence of indebtedness;

4.6 to organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships, associations and firms of all kinds and to underwrite or guarantee the subscription of, shares, stocks, debentures, debenture stock, bonds, loans, obligations, securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof;

4.7 to carry on the business of land and property developers of every and any description and to acquire by purchase, lease, concession, grant, licence or otherwise such lands, buildings, leases, underleases, rights, privileges, stocks, shares and debentures in public or private companies, corporate or unincorporate, policies of insurance and other such property as the Company may deem fit and shall acquire the same for the purposes of investment and development and with a view to receiving the income therefrom; and to enter into any contracts and other arrangements of all kinds with persons having dealings with the Company on such terms and for such periods of time as the Company may from time to time determine, on a commission or fee basis or otherwise, and to carry on any other trade or business, whatever, of a like and similar nature;

4.8 to carry on all kinds of promotion business and, in particular, to form, constitute, float, lend money to, assist, manage and control any companies, associations or undertakings whatsoever and to market, advertise or promote goods, services, material (tangible or intangible) or any other thing whatsoever;

4.9 to vary the investments and holdings of the Company as may from time to time be deemed desirable;

4.10 to act as trustee of any kind including trustee of any deeds constituting or securing any debentures, debenture stock or other securities or obligations and to undertake and execute any trust or trust business (including the business of acting as trustee under wills and settlements), and to do anything that may be necessary or assist in the obtaining of any benefit under the estate of an individual, and also to undertake the office of executor, administrator, secretary, treasurer or registrar or to become manager of any business, and to keep any register or undertake any registration duties, whether in relation to securities or otherwise;

4.11 to provide technical, cultural, artistic, educational, entertainment or business material, facilities, information or services and to carry on any business involving any such provision;

4.12 to carry on the business of commission agents, factors, general merchants and dealers in every description of goods, exporters and importers, concessionaries, wholesale and retail traders, carriers, warehousemen, designers, advertising contractors or agents, or trustees, brokers or agents for any company;

4.13 to manufacture, develop, process, refine, repair, purchase, sell, export, import, deal in or let on hire all kinds of goods, substances, articles, services and material (tangible or intangible) of any kind which may be advantageous to the Company or which any of the customers or other companies having dealings with the Company may from time to time require;

4.14 to provide services of any kind including the carrying on of advisory, consultancy, brokerage and agency business of any kind;

4.15 to acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company;

4.16 to enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same;

4.17 to purchase, take on lease or in exchange, hire, renew, or otherwise acquire and hold for any estate or interest, and to sell, let, grant licences, easements, options and other rights over or otherwise deal with or dispose of, in whole or in part, any lands, buildings, machinery, rights, stock-in-trade, business concerns, choses in action, and any other real and personal property of any kind including all of the assets of the Company and to perform any services or render any consideration and to construct, equip, alter and maintain any buildings, works and machinery necessary or convenient for the Company's business and in each case for any consideration (including in particular but without detracting from the generality of the foregoing for any securities or for a share of profit or a royalty or other periodical or deferred payment);

4.18 to enter into partnership or any other arrangement for sharing profits or joint venture or co-operation with any company carrying on, engaged in or about to carry on or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company, and to subsidise or otherwise assist any such company;

4.19 to invest money of the Company (or any of its subsidiaries) in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets and to carry on the business of an investment company;

4.20 to lend or advance money or otherwise give credit or provide financial accommodation to any company with or without security and to deposit money with any company and to carry on the business of a banking, finance or insurance company;

4.21 for any reason whatsoever to mortgage, charge, pledge or otherwise secure, either with or without the Company receiving any consideration or advantage, all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company and to guarantee, indemnify or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging, charging, pledging or otherwise securing all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company or by any or all such methods or by any other means whatsoever, the liabilities and obligations of any person, firm or company including but not limited to any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company;

4.22 to borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company or any other company and in particular by mortgaging or charging all or any part of the undertaking, property and assets (present or future) and the uncalled capital of the Company, or by the creation and issue, on such terms as may be thought expedient, of securities of any description;

4.23 to undertake interest rate and currency swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind and all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling, any other currencies, basket of currencies including but not limited to European Currency Units (as the same may from time to time be designated or constituted) or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind they may be undertaken by the Company on a speculative basis or otherwise;

4.24 to undertake any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or combination of these transactions and whether for the purposes of risk management, on a speculative basis or otherwise;

4.25 to draw, make, accept, indorse, discount, execute, issue, negotiate and deal in promissory notes, bills of exchange, shipping documents and other instruments and securities (whether negotiable, transferable or otherwise) and to buy, sell and deal in foreign currencies;

4.26 to buy, sell, export, manufacture and deal in all kinds of goods, stores and equipment whether in connection with any of the above activities or otherwise and to act as agents for all purposes;

4.27 to apply for, purchase or otherwise acquire any patents, licences, concessions, privileges and like rights, conferring a non-exclusive or exclusive or limited right to use, or any secret or other information as to any invention which is capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop, grant licences in respect of, or otherwise turn to account, the rights and information so acquired;

4.28 to apply for and take out, purchase or otherwise acquire, sell, licence, transfer, deal or trade in any way in trade marks and names, service marks and names, designs, patents, patent rights, inventions, secret processes, know-how and information and any form of intellectual property and to carry on the business of an inventor, designer or research organisation;

4.29 to sell, improve, manage, develop, lease, mortgage, let, charge, dispose of, turn to account, or otherwise deal with all or any part of the undertaking or property or rights of the Company, and to sell the undertaking of the Company, or any part thereof for such consideration as the Company may think fit, and in particular for cash, shares, debentures or debenture stock or other obligations, whether fully paid or otherwise, of any other company;

4.30 to issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose;

4.31 to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of, and as secretary, manager, registrar or transfer agent for, any other company;

4.32 to grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the board of directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes (including in particular but without detracting from the generality of the foregoing any trust or scheme relating to the grant of any option over, or other interest in, any share in the capital of the Company or of any other company, or in any debenture or security of any corporation or company, including the Company) or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the Company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the Company or its members or for any national, charitable, benevolent, educational, social, public, general or useful object;

4.33 to promote or assist in promoting any company or companies in any part of the world and to subscribe shares therein or other securities thereof for the purpose of carrying on any business which the Company is authorised to carry on, or for any other purpose which may seem directly or indirectly calculated to benefit the Company;

4.34 to amalgamate with any other company in any manner whatsoever (whether with or without a liquidation of the Company);

4.35 to procure the Company to be registered or recognised in any country or place in any part of the world;

4.36 to cease carrying on or wind-up any business or activity of the Company, and to cancel any registration of and to wind-up or procure the dissolution of the Company in any state or territory;

4.37 to compensate for loss of office any directors or other officers of the Company and to make payments to any persons whose office, employment or duties may be terminated by virtue of any transaction in which the Company is engaged;

4.38 to pay out of the funds of the Company the costs, charges and expenses of and incidental to the formation and registration of the Company, and any company promoted by the Company, and the issue of the capital of the Company and any such other company and of and incidental to the negotiations between the promoters preliminary to the formation of the Company, and also all costs and expenses of and incidental to the acquisition by the Company of any property or assets and of and incidental to the accomplishment of all or any formalities which the Company may think necessary or proper in connection with any of the matters aforesaid;

4.39 to effect insurances against losses, damages, risks and liabilities of all kinds which may affect the Company or any subsidiary of it or company associated with it or in which it is or may be interested;

4.40 to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability. For the purposes of this clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985 (as amended);

4.41 to act as directors or managers of or to appoint directors or managers of any subsidiary company or of any other company in which the Company is or may be interested;

4.42 to contribute by donation, subscription, guarantee or otherwise to any public, general, charitable, political or useful object whatsoever;

4.43 to distribute among the members in cash, specie or kind any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law;

4.44 to do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others, and either by or through agents, sub-contractors, trustees, subsidiaries or otherwise;

4.45 to carry on any other activity and do anything of any nature which in the opinion of the board of directors of the Company is or may be capable of being conveniently carried on or done by the Company in connection with the above, or may seem to the Company calculated directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or any of its members; and

4.46 to do all such things as in the opinion of the board of directors of the Company are or may be incidental or conducive to the above objects or any of them.

And it is hereby declared that for the purposes of this clause:-

(a) the word "company" shall (except where referring to this Company) be deemed to include any person or partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, resident or domiciled in the United Kingdom or elsewhere;

(b) "associated companies" shall mean any two or more companies if one has control of the other or others, or any person has control of both or all of them;

(c) "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation;

(d) "and" and "or" shall mean "and/or";

(e) "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible; and

(f) the objects specified in each paragraph of this clause shall, except if at all where otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company or the order in which such objects are stated, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

5. The liability of the members is limited.

6. [3]The capital of the Company was, by virtue of a Special Resolution of the Company and with the sanction of an Order of the High Court of Justice dated 25th January, 2002, reduced from £250,000,001 divided into 2,125,000,000 ordinary shares of $11^{13}/_{17}$ pence each and the special rights non-voting redeemable preference share of £1 to £73,760,387.41 divided into 626,963,293 ordinary shares of $11^{13}/_{17}$ pence each by the cancellation and extinguishment of the 1,498,036,707 issued ordinary shares of $11^{13}/_{17}$ pence each and the one special rights non-voting redeemable preference share of £1.

The Special Resolution further provided for the creation of one B share of £1 and 1,498,036,707 ordinary shares of $11^{13}/_{17}$ pence each to take effect upon the reduction of capital taking effect. Accordingly, by virtue of a Scheme of Arrangement sanctioned by the said Order and the said Special Resolution on the date of registration of this Minute (being 31st January, 2002), the share capital is £250,000,001 divided into 2,125,000,000 ordinary shares of $11^{13}/_{17}$ pence each and one B share of £1.

---

[3] The authorised share capital was changed from £50,000 divided into 50,000 shares of £1 each to £50,000 divided into 50,000 shares of £1 each and one special right redeemable preference share of £1 by a resolution passed on 4th April, 1990 which became unconditional on 5th April 1990.

On 31st October, 1990, the 50,000 issued ordinary shares of £1 each were sub-divided into 500,000 ordinary shares of 10p each and the authorised share capital of the Company increased to £50,000,001 by the creation of 499,500,000 new ordinary shares of 10p each.

The authorised share capital of the Company was increased from £50,000,001 to £250,000,001 by the creation of 2,000,000,000 new ordinary shares of 10p each by a resolution passed on 17th November, 1995 which became unconditional on 11th December, 1995.

In February 1998, the share capital of the Company was consolidated on the basis of 17 new $11^{13}/_{17}$ ordinary shares for every existing 10p ordinary share.

On 31st January, 2002, the share capital of the Company was by virtue of a resolution passed on 7th January, 2002 and with the sanction of an Order of the High Court of Justice dated 25th January, 2002 reduced by the cancellation and extinguishment of the 1,498,036,707 issued ordinary shares of $11^{13}/_{17}$ pence each and the one special rights non-voting redeemable preference share of £1.

On 31st January, 2002, the share capital of the Company was by virtue of a resolution passed on 7th January, 2002 also increased by the creation of one B share of £1 and 1,498,036,707 ordinary shares of $11^{13}/_{17}$ pence each to take effect upon the reduction of capital taking effect.

WE, the subscribers to this memorandum of association, wish to be formed into a Company pursuant to this memorandum and we respectively agree to take the number of shares shown opposite our respective names.

	Subscribers		Number of shares taken by each subscriber
1.	Signature:	Rickett	One
	Full name:	William Francis Sebastian Rickett	
	Address:	Duncan Terrace, London, N1 8BZ	
2.	Signature:	Pascho	One
	Full name:	David Frederick Pascho	
	Address:	Derwent Road, Whitton, Twickenham, Middlesex, TW2 7HQ	
	Total shares taken:		Two

Dated 9th March, 1989

Witness to the above signatures

Signature of Witness:	B.G. Johnson
Full name:	Berenice Germaine Johnson,
Address:	Wessex Drive, Erith, Kent, DA8 3AH

Civil Servant

'A'

Registered No: 2367004

The Companies Acts

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NATIONAL GRID HOLDINGS ONE plc

(Adopted by a resolution passed in writing
on 12th March 2002)

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

T +44(0)207 367 3000

F +44(0)207 367 2000

Table of Contents

The Companies Acts

Public Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NATIONAL GRID HOLDINGS ONE plc

DEFINITIONS AND INTERPRETATION

1. Definitions

In these Articles and the applicable regulations of Table A (as defined below) the following words and expressions have the meanings set opposite them:

"Act"	the Companies Act 1985 and any reference herein to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force
"Committee"	a committee of the board of directors of the Company duly appointed pursuant to these Articles
"National Grid Group"	the company called National Grid Group plc with registered number 4031152
"Scheme"	the scheme of arrangement dated 10 December 2001 proposed between the Company, the Scheme Shareholders (as defined in the Scheme) and the Special Shareholder (as defined in the Scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (as defined in the Scheme)
"Statutes"	every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company

"Table A"	Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985
"these Articles"	these articles of association as originally adopted or as altered from time to time

Words importing the singular number include the plural number and vice versa, words importing one gender include all genders and words importing persons include bodies corporate and unincorporated associations. Headings to these Articles are inserted for convenience and shall not affect their construction.

2. Table A

The regulations contained in Table A shall apply to the Company except in so far as they are excluded by or are inconsistent with these Articles. Regulations 8, 24, 41, 65, 67, 73 to 78 (inclusive), 80, 94 to 98 (inclusive), 101 and 118 of Table A shall not apply to the Company.

SHARE CAPITAL

3. Shares

The share capital of the Company is £250,000,001 divided into 2,125,000,000 ordinary shares of $11^{13}/_{17}$ pence each and one B share of £1. The B share of £1 shall rank pari passu in all respects with the ordinary shares of $11^{13}/_{17}$ pence each.

4. Directors' power to allot shares

Subject to any direction to the contrary which may be given by the Company in general meeting, the directors are unconditionally authorised to allot, create, deal with or otherwise dispose of relevant securities (within the meaning of section 80(2) of the Act) to such persons (including any director) on such terms and at such time or times as they think fit, provided that no shares shall be issued at a discount.

5. Extent of directors' power to allot shares

The maximum nominal amount of share capital which the directors may allot or otherwise dispose of in accordance with article 4 shall be the nominal amount of unissued share capital at the date of incorporation of the Company or such other amount as shall be authorised by the Company in general meeting.

6. **Duration of directors' power to allot shares**

The authority conferred on the directors by articles 4 and 5 shall remain in force for a period of five years from the date of incorporation of the Company and thereafter provided this authority is renewed from time to time by the Company in general meeting in accordance with section 80 of the Act.

LIEN

7. **Company's lien**

The Company shall have a first and paramount lien on every share for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares registered in the name of any person (whether solely or jointly with others) for all monies owing to the Company from him or his estate either alone or jointly with any other person whether as a member or not and whether such monies are presently payable or not. The directors may at any time declare any share to be wholly or partly exempt from the provisions of this article. The Company's lien on a share shall extend to any amount payable in respect of it.

TRANSFER OF SHARES

8. **Right to refuse registration**

The directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share whether or not it is a fully paid share.

PROCEEDINGS AT GENERAL MEETINGS

9. **Quorum**

No business shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

10. **Procedure if a quorum is not present**

If a quorum is not present within half an hour of the time appointed for a general meeting, the meeting, if convened on the requisition of members, shall be dissolved; in any other case it shall stand adjourned to such day and at such time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

11. Right to demand a poll

A poll may be demanded at any general meeting by any member (or his proxy or, in the case of a corporation, his duly authorised representative) entitled to vote thereat. Regulation 46 of Table A shall be modified accordingly.

12. Resolution in writing

A resolution in writing such as is referred to in regulation 53 of Table A executed by or on behalf of a member may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

13. Voting

On a show of hands or on a poll votes may be given either personally or by proxy and regulation 54 of Table A shall be construed accordingly. In the case of a member which is a corporation, a director, the secretary or other officer thereof shall be deemed to be a duly authorised representative of that corporation for the purposes of regulation 54 of Table A.

14. Proxies

An instrument appointing a proxy may, in the case of a corporation, be signed on its behalf by a director, the secretary or other officer thereof or by its duly appointed attorney or duly authorised representative. Regulation 60 of Table A shall be construed accordingly. The directors may at their discretion treat a copy of a faxed or machine made instrument appointing a proxy as an instrument of proxy. Appointment of a proxy may be accepted by the directors even if the instrument is deposited less than 48 hours before the time appointed for the meeting but this power shall not prevent the directors from requiring that 48 hours' notice be given in any particular case. An instrument of proxy may be revoked at any time prior to the commencement of the meeting by notice of revocation given by such means as an instrument of proxy may be given under these Articles. Regulation 62 of Table A shall be construed accordingly.

15. **Participation at meetings by telephone**

Members (or their proxies or representatives) participating in the manner described in this article shall be deemed to be present in person and to be holding a meeting.

A member (or his proxy or representative) may participate in a meeting of the Company by means of a conference telephone or similar communicating equipment whereby all members (or their proxies or representatives) participating can hear each other. Resolutions in general meeting may be made through participation and voting by such means even though none or only some of the members (or their proxies or representatives) are physically present with each other.

ALTERNATE DIRECTORS

16. **Appointment, removal and cessation**

Any director (other than an alternate director) may appoint any person to be an alternate director and may remove from office an alternate director so appointed by him. An alternate director shall cease to be an alternate director if his appointor ceases to be a director.

17. **Powers of an alternate director**

If his appointor is for the time being unavailable or temporarily unable to act through ill health or disability, the signature of an alternate director to any resolution in writing of the directors shall be as effective as the signature of his appointor.

18. **Alternate acting for more than one director**

When an alternate director is also a director or acts as an alternate director for more than one director, such alternate director shall have one vote for every director so represented by him (in addition to his own vote if he is himself a director) and when so acting shall be considered as two directors for the purpose of making a quorum if the quorum exceeds two.

DELEGATION OF POWERS

19. **Committees**

The following sentences shall be inserted in place of the first sentence of regulation 72 of Table A:

"The directors may delegate any of their powers to any Committee consisting of one or more persons. Any Committee shall have the power unless the directors direct otherwise to co-opt as a member or as members of the Committee for any specific purpose any person or persons not being a director or directors of the Company".

APPOINTMENT AND RETIREMENT OF DIRECTORS

20. No retirement by rotation

The directors shall not be subject to retirement by rotation and accordingly the final two sentences of regulation 79 of Table A shall not apply to the Company.

21. Casual vacancy

The Company may by ordinary resolution appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

22. Majority shareholders' right to appoint and remove directors

Any member or members holding a majority in nominal amount of the issued ordinary share capital which confers the right to attend and vote at general meetings may at any time appoint any person to be a director, whether as an additional director or to fill a vacancy, and may remove from office any director howsoever appointed. Any such appointment or removal shall be effected by notice in writing to the Company signed by the member or members making the same or in the case of a corporate member signed by any director thereof or by any person so authorised by resolution of the directors or of any other governing body thereof. Any such appointment or removal shall take effect when the notice effecting the same is delivered to the registered office or to the secretary of the Company, or is produced at a meeting of the directors. Any such removal shall be without prejudice to any claim which a director may have under any contract between him and the Company.

23. No age limit for directors

There shall be no age limit for directors of the Company.

24. No directors' shareholding requirement

A director shall not be required to hold any qualification shares in the Company.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

25. Disqualification

Regulation 81 of Table A shall be amended by substituting for paragraphs (c) and (e) thereof the following provisions and by the addition of the following paragraph (f):

"(c) he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as a director; or"

"(e) he is otherwise duly removed from office; or"

"(f) his resignation is requested by all his co-directors by notice delivered to the registered office of the Company or tendered at a meeting of the directors and, for this purpose, like notices each signed by a director shall be as effective as a single notice signed by all his co-directors."

REMUNERATION OF DIRECTORS

26. Ordinary remuneration and extra remuneration

Regulation 82 of Table A shall be amended by the addition of the following:

"Such remuneration shall be divided between the directors in such proportion and manner as the directors may unanimously determine or in default of such determination equally, except that any director holding office for less than a year or other period for which remuneration is paid shall rank in such division in proportion to the fraction of such year or other period during which he has held office. Any director who, at the request of the directors, performs special services or goes or resides abroad for any purpose of the Company may receive such extra remuneration by way of salary, commission or participation in profits, or partly in one way and partly in another, as the directors may determine."

PROCEEDINGS OF DIRECTORS

27. Notice to directors outside the United Kingdom

Regulation 88 of Table A shall be amended by substituting for the sentence:

"It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom."

the following sentence:

"Notice of every meeting of directors shall be given to each director or his alternate director, including directors and alternate directors who may for the time being be absent from the United Kingdom and have given the Company their address outside the United Kingdom".

The final sentence of regulation 66 shall accordingly not apply to the Company.

28. Directors as corporations

Where a director is a corporation, a director, the secretary or other officer thereof shall be deemed to be a duly authorised representative of that corporation for the purposes of signing any written resolution of directors of the Company.

29. Resolution in writing

A resolution in writing such as is referred to in regulation 93 signed by any relevant director, alternate director or member of a Committee may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

30. Participation at meetings by telephone

Directors (or their alternates) or other persons participating in the manner described in this article shall be deemed to be present in person and to be holding a meeting.

Any director (including an alternate director) or other person may participate in a meeting of the directors or a Committee of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other. Resolutions and decisions of the kind normally made or taken at a physical meeting of the directors or a Committee in accordance with these Articles can accordingly be so made or taken in circumstances where none or only some of the directors or other persons are physically present with each other.

31. Directors' interests

Subject to such disclosure as is required by section 317 of the Act a director shall be counted for the purposes of calculating whether there is a quorum and shall be entitled to vote at a meeting of directors or of a Committee on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company.

THE SEAL

32. Sealing

If the Company has a seal it shall only be used with the authority of the directors or of a Committee. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal.

The directors or a Committee authorised to do so by the directors may by telephone or telex communication or by facsimile reproduction authorise the secretary or any director to use the seal and the transmission of such authority shall constitute a determination in such a case that the secretary or the designated director above may sign any instrument to which the seal is to be affixed pursuant to that authority, and regulation 101 of Table A shall be modified accordingly.

33. Execution of a document as a deed

Where the Statutes so permit, any instrument signed by one director and the secretary or by two directors and expressed to be executed by the Company shall have the same effect as if executed under the seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the directors or of a committee authorised by the directors in that behalf.

34. Official seal

In accordance with section 39 of the Act the Company may have an official seal for use in any territory, district or place outside the United Kingdom.

NOTICES

35. Form of notice

Any notice required by these Articles to be given by the Company may be given by any written documentary form including by means of telex, cable, electronic mail or facsimile, and a notice communicated by such forms of immediate transmission shall be deemed to be given at the time it is transmitted to the person to whom it is addressed. Regulations 111 and 112 of Table A shall be amended accordingly.

INDEMNITY

36. Officers' indemnity

Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled, every director, secretary, auditor or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, expenses, losses and liabilities sustained or incurred by him in the actual or purported execution of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his office including, but without prejudice to the generality of the foregoing, any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in connection with any application in which relief is granted to him by the Court from liability in respect of any act or omission done or alleged to be done by him as an officer or employee of the Company.

37. Directors' power to purchase indemnity insurance

The directors shall have power to purchase and maintain for any director, secretary, auditor or other officer of the Company insurance against any such liability as is referred to in section 310(1) of the Act.

38. Scheme of arrangement

In this article 38, expressions not defined in these Articles but defined in the Scheme shall have the same respective meanings in this Article.

38.1 If any shares in the Company are allotted and issued to any person (a "new member") other than National Grid Group or any nominee of the National Grid Group after the Scheme Effective Date, they will be transferred to National Grid Group in consideration for and conditionally on the issue or transfer to the new member (or any subsequent holder) of one ordinary share in National Grid Group for each share in the Company so transferred. The National Grid Group ordinary shares so issued will be credited as fully paid and will rank pari passu in all respects with all

National Grid Group ordinary shares in issue at the time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment and issue) and will be subject to the Articles of Association of National Grid Group.

38.2 The number of shares to be issued of transferred under article 38.1 may be adjusted by the Directors in such manner as the auditors may determine on any reorganisation of the share capital of the Company or of National Grid Group effected after the Scheme Effective Date, provided always that any fractions of an ordinary share in National Grid Group shall be aggregated and sold for the benefit of National Grid Group.

38.3 To give effect to any such transfer required by article 38.1, the Company may appoint any person to execute a form of transfer on behalf of the new member (or any subsequent holder of the relevant shares in the Company) in favour of National Grid Group and to agree for and on behalf of the new member (or any such holder) to become a member of National Grid Group.

Registered No. 2630496

The Companies Act 1985

Company Limited by Shares

ARTICLES OF ASSOCIATION

Of

National Grid (US) Holdings Limited

"A"

Company No: 2630496

The Companies Act 1985

Company Limited by Shares

NEW

ARTICLES OF ASSOCIATION

of

NATIONAL GRID (US) HOLDINGS LIMITED

(Adopted by Special Resolution passed on 3 June 1999)

Cameron McKenna
Mitre House, 160 Aldersgate Street, London EC1A 4DD
Telephone: 0171-367 3000 Fax: 0171-367 2000

Table of Contents

The Companies Act 1985

Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NATIONAL GRID (US) HOLDINGS LIMITED

DEFINITIONS AND INTERPRETATION

1. Definitions

In these Articles and the applicable regulations of Table A (as defined below) the following words and expressions have the meanings set opposite them:

"Act"	the Companies Act 1985 and any reference herein to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force
"Committee"	a committee of the board of directors of the Company duly appointed pursuant to these Articles
"Statutes"	every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company
"Table A"	Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985
"these Articles"	these articles of association as originally adopted or as altered from time to time

Words importing the singular number include the plural number and vice versa, words importing one gender include all genders and words importing persons include bodies corporate and unincorporated associations. Headings to these Articles are inserted for convenience and shall not affect their construction.

2. Table A

The regulations contained in Table A shall apply to the Company except in so far as they are excluded by or are inconsistent with these Articles. Regulations 8, 24, 40, 41, 64, 65, 67,

73 to 78 (inclusive), 80, 83, 94 to 98 (inclusive), 108 and 118 of Table A shall not apply to the Company.

SHARE CAPITAL

3. **Directors' power to allot shares**

Subject to any direction to the contrary which may be given by the Company in general meeting, the directors are unconditionally authorised to allot, create, deal with or otherwise dispose of relevant securities (within the meaning of section 80(2) of the Act) to such persons (including any director) on such terms and at such time or times as they think fit, provided that no shares shall be issued at a discount.

4. **Extent of directors' power to allot shares**

The maximum nominal amount of share capital which the directors may allot or otherwise dispose of in accordance with article 3 shall be the nominal amount of unissued share capital at the date of adoption of this article or such other amount as shall be authorised by the Company in general meeting.

5. **Duration of directors' power to allot shares**

The authority conferred on the directors by articles 3 and 4 shall remain in force for a period of five years from the date of adoption of this article and thereafter provided this authority is renewed from time to time by the Company in general meeting in accordance with section 80 of the Act.

6. **Disapplication of statutory pre-emption provisions**

In accordance with section 91(1) of the Act, the provisions of sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the share capital of the Company (present and future).

7. **Alteration of share capital**

Subject to the provisions of the Act, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or other distributable reserve in any way.

LIEN

8. **Company's lien**

8.1 The Company shall have a first and paramount lien on every share for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share, and the

Company shall also have a first and paramount lien on all shares registered in the name of any person (whether solely or jointly with others) for all monies owing to the Company from him or his estate either alone or jointly with any other person whether as a member or not and whether such monies are presently payable or not. The directors may at any time declare any share to be wholly or partly exempt from the provisions of this article. The Company's lien on a share shall extend to any amount payable in respect of it.

8.2 Subject to the provisions of the Act and these Articles, a forfeited share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the share to that person.

TRANSFER OF SHARES

9. Right to refuse registration

The directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share whether or not it is a fully paid share.

PROCEEDINGS AT GENERAL MEETINGS

10. Quorum

No business shall be transacted at any general meeting unless a quorum is present. Subject to article 11 of these Articles two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

11. Quorum if only a sole member

If and for so long as the Company has only one member, that member present in person or by proxy or if that member is a corporation by a duly authorised representative shall be a quorum.

12. Procedure if a quorum is not present

If a quorum is not present within half an hour of the time appointed for a general meeting, the meeting, if convened on the requisition of members, shall be dissolved; in any other case it shall stand adjourned to such day and at such time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

13. Procedure if a single member company

13.1 If the membership of the Company falls to one member, or having had one member, increases to more than one member an appropriate statement of such event shall together with the date of that event be entered in the register of members in accordance with section 352A of the Act.

13.2 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting save that this article shall not apply to resolutions passed pursuant to sections 303 and 391 of the Act. Any decision taken by a member pursuant to this article shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

13.3 If and for so long as the Company has only one member and that member is a director, the Company shall, except as to contracts in the ordinary course of the Company's business, comply with the obligation in section 322B of the Act to ensure that any contract between the Company and that member is in writing or set out in a memorandum in writing or is recorded in the minutes of the first meeting of the directors following the making of that contract.

14. Signature by or on behalf of members

In the case of:

14.1 a member which is a corporation the signature of:

14.1.1 any director or the secretary of that corporation; or

14.1.2 any other person authorised in that behalf either generally or in a particular case by notice in writing to the Company in accordance with sub-paragraph 14.1.1 above; and,

14.2 a share registered in the name of joint holders, the signature of any one of such joint holders,

shall be deemed to be and shall be accepted as the signature of the member or members concerned for all purposes including the signature of any form of proxy, resolution in writing, notice or other document signed or approved pursuant to any provision of these Articles.

15. Right to demand a poll

A poll may be demanded at any general meeting by any member (or his proxy or, in the case of a corporation, his duly authorised representative) entitled to vote thereat. Regulation 46 of Table A shall be modified accordingly.

16. Resolution in writing

A resolution in writing such as is referred to in regulation 53 of Table A executed by or on behalf of a member may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

17. Voting

17.1 On a show of hands or on a poll votes may be given either personally or by proxy and regulation 54 of Table A shall be construed accordingly. In the case of a member which is a corporation, a director or the secretary shall be deemed to be a duly authorised representative of that corporation for the purposes of regulation 54 of Table A and for the purpose of agreeing to short notice of, or attending and voting at, any general meeting of the Company.

17.2 Subject to any rights or restrictions attached to any shares,

17.2.1 on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, (not being himself a member entitled to vote), and every person (not being entitled to vote in any other capacity) present as a proxy for a member or members shall have one vote; and

17.2.2 on a poll every member (or his proxy) shall have one vote for every share of which he (or the member by whom he was appointed) is the holder.

17.3 Regulation 59 of Table A shall be amended by the addition of the following:

"On a show of hands or a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and a member entitled to more than one vote on a poll need not use all his votes or cast all his votes used in the same way. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting except with the permission of the chairman of the meeting."

18. Proxies

An instrument appointing a proxy may, in the case of a corporation, be signed on its behalf by a director, the secretary or other officer thereof or by its duly appointed attorney or duly authorised representative. Regulation 60 of Table A shall be construed accordingly. The directors may at their discretion treat a copy of a faxed or machine made instrument appointing a proxy as an instrument of proxy. Appointment of a proxy may be accepted by the directors at any time prior to the meeting at which the person named in the instrument proposes to vote (or, where a poll is demanded at the meeting, but not taken forthwith, at any time prior to the taking of the poll). An instrument of proxy may be revoked at any time prior to the commencement of the meeting by notice of revocation given by such means as an instrument of proxy may be given under these Articles. Regulation 62 of Table A shall be construed accordingly.

NUMBER OF DIRECTORS

19. Number of directors

Unless otherwise determined by ordinary resolution, the number of directors shall not be subject to any maximum and the minimum number of directors shall be one.

ALTERNATE DIRECTORS

20. Appointment, removal and cessation

Any director (other than an alternate director) may appoint any person to be an alternate director and may remove from office an alternate director so appointed by him. An alternate director shall cease to be an alternate director if his appointor ceases to be a director.

21. Powers of an alternate director

If his appointor is for the time being unavailable or temporarily unable to act through ill health or disability, the signature of an alternate director to any resolution in writing of the directors shall be as effective as the signature of his appointor.

22. Alternate acting for more than one director

When an alternate director is also a director or acts as an alternate director for more than one director, such alternate director shall have one vote for every director so represented by him (in addition to his own vote if he is himself a director) and when so acting shall be considered as two directors for the purpose of making a quorum if the quorum exceeds two.

DELEGATION OF POWERS

23. Committees

The following sentences shall be inserted in place of the first sentence of regulation 72 of Table A:

"The directors may delegate any of their powers to any Committee consisting of one or more persons. Any Committee shall have the power unless the directors direct otherwise to co-opt as a member or as members of the Committee for any specific purpose any person or persons not being a director or directors of the Company".

APPOINTMENT AND RETIREMENT OF DIRECTORS

24. No retirement by rotation

The directors shall not be subject to retirement by rotation and accordingly the final two sentences of regulation 79 of Table A shall not apply to the Company.

25. Casual vacancy

The Company may by ordinary resolution appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

26. **Majority shareholders' right to appoint and remove directors**

Any member or members holding a majority in nominal amount of the issued ordinary share capital which confers the right to attend and vote at general meetings may at any time appoint any person to be a director, whether as an additional director or to fill a vacancy, and may remove from office any director howsoever appointed. Any such appointment or removal shall be effected by notice in writing to the Company signed by the member or members making the same or in the case of a corporate member signed by any director thereof or by any person so authorised by resolution of the directors or of any other governing body thereof. Any such appointment or removal shall take effect when the notice effecting the same is delivered to the registered office or to the secretary of the Company, or is produced at a meeting of the directors. Any such removal shall be without prejudice to any claim which a director may have under any contract between him and the Company.

27. **Death of a sole member**

In any case where as the result of the death of a sole member of the Company the Company has no members and no directors, the personal representatives of such deceased member shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 25 of these Articles.

28. **No age limit for directors**

There shall be no age limit for directors of the Company.

29. **No directors' shareholding requirement**

A director shall not be required to hold any qualification shares in the Company.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

30. Disqualification

Regulation 81 of Table A shall be amended by substituting for paragraphs (c) and (e) thereof the following provisions:

"(c) he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as a director; or"

"(e) he is otherwise duly removed from office."

REMUNERATION OF DIRECTORS

31. Ordinary remuneration and extra remuneration

Regulation 82 of Table A shall be amended by the addition of the following:

"Such remuneration shall be divided between the directors in such proportion and manner as the directors may unanimously determine or in default of such determination equally, except that any director holding office for less than a year or other period for which remuneration is paid shall rank in such division in proportion to the fraction of such year or other period during which he has held office. Any director who, at the request of the directors, performs special services or goes or resides abroad for any purpose of the Company may receive such extra remuneration by way of salary, commission or participation in profits, or partly in one way and partly in another, as the directors may determine."

32. Directors' expenses

The Directors (including alternate directors) may be paid all travelling, hotel, and other expenses properly and reasonably incurred by them in connection with their attendance at meetings of Directors or Committees or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PROCEEDINGS OF DIRECTORS

33. Notice to directors outside the United Kingdom

33.1 Regulation 88 of Table A shall be amended by substituting for the sentence:

"It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom."

the following sentence:

"Notice of every meeting of directors shall be given to each director or his alternate director, including directors and alternate directors who may for the time being be absent from the United Kingdom and have given the Company their address outside the United Kingdom."

The final sentence of regulation 66 of Table A shall accordingly not apply to the Company.

33.2 In determining whether the quorum requirements fixed by or in accordance with these Articles are fulfilled as regards the transaction of business at any meeting of the Directors or of a Committee, the following shall be counted in the quorum:

33.2.1 in the case of a resolution approved by a meeting of the Directors or of a Committee held by telephone communication, all Directors participating in such meeting;

33.2.2 in the case of a meeting of the Directors or of a Committee, the Directors actually present at such meeting and any other Director in telephone communication with such meeting; and

33.2.3 in the case of a meeting held by means of facsimile transmissions, all Directors participating in such meeting by that means.

References in this Article to a Director shall include references to an alternate director who at the relevant time is entitled to receive notice of and to attend a meeting of the Directors or, as the case may be, the relevant Committee.

34. Directors as corporations

Where a director is a corporation, a director, the secretary or other officer thereof shall be deemed to be a duly authorised representative of that corporation for the purposes of signing any written resolution of directors of the Company.

35. Sole director

If and so long as the minimum number of directors specified under these Articles is one, a sole director may exercise all the powers conferred on the directors by these Articles, and shall do so by written resolution under his hand and, so long as there is such sole director, regulations 88 to 90 of Table A shall not apply to the Company and article 33 shall have no effect.

36. Resolution in writing

A resolution in writing such as is referred to in regulation 93 of Table A signed by any relevant director, alternate director or member of a Committee may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

37. Participation at meetings by telephone

37.1 Directors (or their alternates) or other persons participating in the manner described in this article shall be deemed to be present in person and to be holding a meeting.

37.2 Any director (including an alternate director) or other person may participate in a meeting of the directors or a Committee of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other. Resolutions and decisions of the kind normally made or taken at a physical meeting of the directors or a Committee in accordance with these Articles can accordingly be so made or taken in circumstances where none or only some of the directors or other persons are physically present with each other. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is.

38. Directors' interests

Subject to such disclosure as is required by section 317 of the Act a director shall be counted for the purposes of calculating whether there is a quorum and shall be entitled to vote at a meeting of directors or of a Committee on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company.

39. Secretary

Subject to the provisions of the Act, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them. If thought fit, two or more persons may be appointed as joint Secretaries. The Directors may also appoint from time to time on such terms as they think fit one or more assistant or deputy Secretaries.

THE SEAL

40. Sealing

40.1 If the Company has a seal it shall only be used with the authority of the directors or of a Committee. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal.

40.2 The directors or a Committee authorised to do so by the directors may by telephone or telex communication or by facsimile reproduction authorise the secretary or any director to use the seal and the transmission of such authority shall constitute a determination in such a case that the secretary or the designated director above may sign any instrument to which the seal is to be affixed pursuant to that authority, and regulation 101 of Table A shall be modified accordingly.

41. Execution of a document as a deed

Where the Statutes so permit, any instrument signed by one director and the secretary or by two directors and expressed to be executed by the Company shall have the same effect as if executed under the seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the directors or of a committee authorised by the directors in that behalf.

42. Official seal

In accordance with section 39 of the Act the Company may have an official seal for use in any territory, district or place outside the United Kingdom.

DIVIDENDS

43. Payment of dividends

43.1 The payment by the Directors of any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company as trustee in respect of such moneys. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

43.2 The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts or other liabilities in respect of which the lien exists.

NOTICES

44. Form of notice

Any notice required by these Articles to be given by the Company may be given by any written documentary form including by means of telex, cable, electronic mail or facsimile, and a notice communicated by such forms of immediate transmission shall be deemed to be given at the time it is transmitted to the person to whom it is addressed. Regulations 111 and 112 of Table A shall be amended accordingly.

INDEMNITY

45. Officers' indemnity

Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled, every director, secretary, auditor or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, expenses, losses and liabilities sustained or incurred by him in the actual or purported execution of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his office including, but without prejudice to the generality of the foregoing, any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in connection with any application in which relief is granted to him by the Court from liability in respect of any act or omission done or alleged to be done by him as an officer or employee of the Company.

46. Directors' power to purchase indemnity insurance

The directors shall have power to purchase and maintain for any director, secretary, auditor or other officer of the Company insurance against any such liability as is referred to in section 310(1) of the Act.

Registered No. 2630496

The Companies Act 1985

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

Of

National Grid (US) Holdings Limited

**Note: Incorporated as Intercede 917 Limited on 18 July 1991;
Name changed to Eleccom Limited on 9 December 1991;
and then to National Grid (US) Holdings Limited on 28 May 1999.**

Secretary.


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 2630496

The Registrar of Companies for England and Wales hereby certifies that

ELECCOM LIMITED

having by special resolution changed its name, is now incorporated under the name of

NATIONAL GRID (US) HOLDINGS LIMITED

Given at Companies House, London, the 28th May 1999

A.J. Harness

A J HARNESS

For The Registrar Of Companies




DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

No. 2630496

I hereby certify that

INTERCEDE 917 LIMITED

having by special resolution changed its name,

is now incorporated under the name of

ELECCOM LIMITED

Given under my hand at the Companies Registration Office,

Cardiff the 9 DECEMBER 1991

M. Rose

M. ROSE

an authorised officer

Registered Number: 2630496

NATIONAL GRID (US) HOLDINGS LIMITED

Written Resolution of the Sole Member

Pursuant to Article 13.2 of the Articles of Association of the Company we, the undersigned, being the sole member of the Company entitled to receive notice of and to attend and vote at general meetings HEREBY RESOLVE with the intent that the following resolution shall have effect as an Ordinary Resolution:

ORDINARY RESOLUTION

THAT:

(i) the authorised share capital of the Company be and is hereby increased from £100 to £1,000,000 by the creation of 999,900 ordinary shares of £1 each, such shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company; and

(ii) the Directors be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities in the capital of the Company provided that:

(a) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be £999,998;

(b) the date on which this authority shall expire shall (unless previously revoked, varied or renewed) be 31 December 1999; and

(c) for the purpose of this resolution words and expressions defined in the said Section 80 shall bear the same meaning herein.

Dated: 6 July 1999

S J Box
Director
For and on behalf of
The National Grid Group plc

Registered No. 2630496

The Companies Act 1985

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

OF

National Grid (US) Holdings Limited

(Adopted by Special Resolution on 3 June 1999)

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

Telephone: 020 7367 3000
Fax: 020 7367 2000
CDE Box 724

Ref: CQB/037459.00373

Registered No. 2630496

The Companies Act 1985

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

Of

National Grid (US) Holdings Limited

---

1. The Company's name is **"National Grid (US) Holdings Limited"***

2. The Company's registered office is to be situated in England and Wales.

3. The Company's objects are:

3.1.1 to carry on the business of an investment and holding company and to invest and deal in shares, stocks, debentures and securities of any kind issued or guaranteed by any body of whatever nature and wheresoever constituted or carrying on business;

3.1.2 to carry on all or any of the following businesses: representatives, agents, factors, distributors, importers, exporters, manufacturers and wholesale and retail dealers for or on behalf of any company or as principals in and about every kind of marketable product, process, materials and services of whatever description, and for these purposes to negotiate and handle contracts and agreements of all kinds, to act as representatives and agents of and for any individual, company, firm, association, authority, organisation or other body in any part of the world and for any purpose whatever, to tender for and to place contracts, investments and other rights, to act for and to provide all kinds of services, agencies and consultancies to all or any parties or prospective parties to any contract or other agreement, and to carry on business as advertising and publicity agents, sales promoters, marketing and market research specialists, direct selling and mail order specialists, exhibition and display contractors and promoters, merchandising agents, warehousers, storers, packers, customs house brokers, shipping and forwarding agents, clearing agents,

---

* Note: Incorporated as Intercede 917 Limited;
Name changed to Eleccom Limited on 9 December 1991;
and then to National Grid (US) Holdings Limited on 28th May 1999.

wharfingers, insurance brokers, carriers, hauliers and providers of all kinds of facilities in connection with or ancillary to any of the above businesses;

3.2 to employ the funds of the Company in the development and expansion of the business of the Company and all or any of its subsidiary or associated companies and in any other company whether now existing or hereafter to be formed and engaged in any like business of the Company or any of its subsidiary or associated companies or in any other industry ancillary thereto or in any business which can conveniently be carried on in connection therewith;

3.3 to co-ordinate the administration, policies, management, supervising, control, research, development, planning, manufacture, trading and any and all other activities of, and to act as financial advisers and consultants to, any company or companies or group of companies now or hereafter formed or incorporated or acquired which may be or may become related or associated in any way with the Company or with any company related or associated therewith and either without remuneration or on such terms as to remuneration as may be agreed;

3.4 to advance and lend money with or without security and to guarantee the performance of the contracts or obligations or the repayment of capital, principal, dividends, interest or premiums payable on any stock, shares, securities or debentures of, or other investments in, any company or person and in particular (but without limiting the generality of the foregoing) of any company which is for the time being the Company's holding company (as defined by section 736 Companies Act 1985) or another subsidiary (as defined by that section) of the Company's holding company and to give all kinds of indemnities;

3.5 to organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships, associations and firms of all kinds and to underwrite or guarantee the subscription of, shares, stocks, debentures, debenture stock, bonds, loans, obligations, securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof;

3.6 to carry on the business of land and property developers of every and any description and to acquire by purchase, lease, concession, grant, licence or otherwise such lands, buildings, leases, underleases, rights, privileges, stocks, shares and debentures in public or private companies, corporate or unincorporate, policies of insurance and other such property as the Company may deem fit and shall acquire the same for the purposes of investment and development and with a view to receiving the income therefrom; and to enter into any contracts and other arrangements of all kinds with persons having dealings with the Company on such terms and for such periods of time as the Company may from time to time determine, on a commission or fee basis or otherwise, and to carry on any other trade or business, whatever, of a like and similar nature;

3.7 to carry on all kinds of promotion business and, in particular, to form, constitute, float, lend money to, assist, manage and control any companies, associations or undertakings whatsoever and to market, advertise or promote goods, services, material (tangible or intangible) or any other thing whatsoever;

3.8 to vary the investments and holdings of the Company as may from time to time be deemed desirable;

3.9 to act as trustee of any kind including trustee of any deeds constituting or securing any debentures, debenture stock or other securities or obligations and to undertake and execute any trust or trust business (including the business of acting as trustee under wills and settlements), and to do anything that may be necessary or assist in the obtaining of any benefit under the estate of an individual, and also to undertake the office of executor, administrator, secretary, treasurer or registrar or to become manager of any business, and to keep any register or undertake any registration duties, whether in relation to securities or otherwise;

3.10 to provide technical, cultural, artistic, educational, entertainment or business material, facilities, information or services and to carry on any business involving any such provision;

3.11 to carry on the business of commission agents, factors, general merchants and dealers in every description of goods, exporters and importers, concessionaires, wholesale and retail traders, carriers, warehousemen, designers, advertising contractors or agents, or trustees, brokers or agents for any company;

3.12 to manufacture, develop, process, refine, repair, purchase, sell, export, import, deal in or let on hire all kinds of goods, substances, articles, services and material (tangible or intangible) of any kind which may be advantageous to the Company or which any of the customers or other companies having dealings with the Company may from time to time require;

3.13 to provide services of any kind including the carrying on of advisory, consultancy, brokerage and agency business of any kind;

3.14 to acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company;

3.15 to enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same;

3.16 to purchase, take on lease or in exchange, hire, renew, or otherwise acquire and hold for any estate or interest, and to sell, let, grant licences, easements, options and other rights over or otherwise deal with or dispose of, in whole or in part, any lands, buildings, machinery, rights, stock-in-trade, business concerns, choses in action, and any other real and personal property of any kind including all of the assets of the Company and to perform any services or render any consideration and to construct, equip, alter and maintain any buildings, works and machinery necessary or convenient for the Company's business and in each case for any consideration (including in particular but without detracting from the generality of the foregoing for any securities or for a share of profit or a royalty or other periodical or deferred payment);

3.17 to enter into partnership or any other arrangement for sharing profits or joint venture or cooperation with any company carrying on, engaged in or about to carry on or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company, and to subsidise or otherwise assist any such company;

3.18 to invest money of the Company (or any of its subsidiaries) in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets and to carry on the business of an investment company;

3.19 to lend or advance money or otherwise give credit or provide financial accommodation to any company with or without security and to deposit money with any company and to carry on the business of a banking, finance or insurance company;

3.20 for any reason whatsoever to mortgage, charge, pledge or otherwise secure, either with or without the Company receiving any consideration or advantage, all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company and to guarantee, indemnify or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging, charging, pledging or otherwise securing all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company or by any or all such methods or by any other means whatsoever, the liabilities and obligations of any person, firm or company including but not limited to any company which is for the time being the holding company or a subsidiary undertaking (both as defined in the Companies Act 1985 as amended) of the Company or of the Company's holding company as so defined;

3.21 to borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company or any other company and in particular by mortgaging or charging all or any part of the undertaking, property and assets (present or future) and the uncalled capital of the Company, or by the creation and issue, on such terms as may be thought expedient, of securities of any description;

3.22 to undertake interest rate and currency swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind and all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling, any other currencies (including but not limited to the Euro), basket of currencies or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind that may be undertaken by the Company on a speculative basis or otherwise;

3.23 to undertake any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or combination of these transactions and whether for the purposes of risk management, on a speculative basis or otherwise;

3.24 to draw, make, accept, indorse, discount, execute, issue, negotiate and deal in promissory notes, bills of exchange, shipping documents and other instruments and securities (whether negotiable, transferable or otherwise) and to buy, sell and deal in foreign currencies;

3.25 to buy, sell, export, manufacture and deal in all kinds of goods, stores and equipment whether in connection with any of the above activities or otherwise and to act as agents for all purposes;

3.26 to apply for, purchase or otherwise acquire any patents, licences, concessions, privileges and like rights, conferring a non-exclusive or exclusive or limited right to use, or any secret or other information as to any invention which is capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop, grant licences in respect of, or otherwise turn to account, the rights and information so acquired;

3.27 to apply for and take out, purchase or otherwise acquire, sell, licence, transfer, deal or trade in any way in trade marks and names, service marks and names, designs, patents, patent rights, inventions, secret processes, know-how and information and any form of intellectual property and to carry on the business of an inventor, designer or research organisation;

3.28 to sell, improve, manage, develop, lease, mortgage, let, charge, dispose of, turn to account, or otherwise deal with all or any part of the undertaking or property or rights of the Company, and to sell the undertaking of the Company, or any part thereof for such consideration as the Company may think fit, and in particular for cash, shares, debentures or debenture stock or other obligations, whether fully paid or otherwise, of any other company;

3.29 to issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose;

3.30 to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of, and as secretary, manager, registrar or transfer agent for, any other company;

3.31 to grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the board of directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes (including in particular but without detracting from the generality of the foregoing any trust or scheme relating to the grant of any option over, or other interest in, any share in the capital of the Company or of any other company, or in any debenture or security of any corporation or company, including the Company) or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the Company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the Company or its members or for any national, charitable, benevolent, educational, social, public, general or useful object;

3.32 to promote or assist in promoting any company or companies in any part of the world and to subscribe shares therein or other securities thereof for the purpose of carrying on any business which the Company is authorised to carry on, or for any other purpose which may seem directly or indirectly calculated to benefit the Company;

3.33 to amalgamate with any other company in any manner whatsoever (whether with or without a liquidation of the Company);

3.34 to procure the Company to be registered or recognised in any country or place in any part of the world;

3.35 to cease carrying on or wind-up any business or activity of the Company, and to cancel any registration of and to wind-up or procure the dissolution of the Company in any state or territory;

3.36 to compensate for loss of office any directors or other officers of the Company and to make payments to any persons whose office, employment or duties may be terminated by virtue of any transaction in which the Company is engaged;

3.37 to pay out of the funds of the Company the costs, charges and expenses of and incidental to the formation and registration of the Company, and any company promoted by the Company, and the issue of the capital of the Company and any such other company and of and incidental to the negotiations between the promoters preliminary to the formation of the Company, and also all costs and expenses of and incidental to the acquisition by the Company of any property or assets and of and incidental to the accomplishment of all or any formalities which the Company may think necessary or proper in connection with any of the matters aforesaid;

3.38 to effect insurances against losses, damages, risks and liabilities of all kinds which may affect the Company or any subsidiary of it or company associated with it or in which it is or may be interested;

3.39 to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability. For the purposes of this clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985 (as amended);

3.40 to act as directors or managers of or to appoint directors or managers of any subsidiary company or of any other company in which the Company is or may be interested;

3.41 to contribute by donation, subscription, guarantee or otherwise to any public, general, charitable, political or useful object whatsoever;

3.42 to distribute among the members in cash, specie or kind any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law;

3.43 to do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others, and either by or through agents, sub-contractors, trustees, subsidiaries or otherwise;

3.44 to carry on any other activity and do anything of any nature which in the opinion of the board of directors of the Company is or may be capable of being conveniently carried on or done by the Company in connection with the above, or may seem to the Company calculated directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or any of its members; and

3.45 to do all such things as in the opinion of the board of directors of the Company are or may be incidental or conducive to the above objects or any of them.

And it is hereby declared that for the purposes of this clause:-

3.45.1 the word "company" shall (except where referring to this Company) be deemed to include any person or partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, resident or domiciled in the United Kingdom or elsewhere;

3.45.2 "associated companies" shall mean any two or more companies if one has control of the other or others, or any person has control of both or all of them;

3.45.3 "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation;

3.45.4 "and" and "or" shall mean "and/or";

3.45.5 "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible; and

3.45.6 the objects specified in each paragraph of this clause shall, except if at all where otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company or the order in which such objects are stated, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. The liability of the members is limited.

5. The share capital of the Company is £100 divided into 100 shares of £1 each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

NAME, ADDRESSES AND NUMBER OF SHARES TAKEN DESCRIPTIONS OF SUBSCRIBERS BY EACH SUBSCRIBER

ROBERT JOHN WINDMILL One
57 Rivermead Court
Ranelagh Gardens
London SW6 3RY

SOLICITOR

BARBARA REEVES One
1 Palace Court gardens
Muswell Hill
London N10 2LB

COMPANY SECRETARY

Dated this 9th day of April 1991

Witness to the above Signatures:

JOHN STEIN
Mitre House
160 Aldersgate Street
London EC1A 4DD

SOLICITOR

Registered No. 3867128

The Companies Act 1985

Unlimited Company having a share capital

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

Of

National Grid (US) Investments 4


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

OF A PRIVATE UNLIMITED COMPANY

Company No. 3867128

The Registrar of Companies for England and Wales hereby certifies that

NATIONAL GRID (US) INVESTMENTS 4

is this day incorporated under the Companies Act 1985 as a private company and that the company is unlimited.

Given at Companies House, Cardiff, the 22nd October 1999

MRS J JENKINS

For The Registrar Of Companies



COMPANIES HOUSE

The Companies Act 1985

An Unlimited Company having a Share Capital

MEMORANDUM OF ASSOCIATION

of

NATIONAL GRID (US) INVESTMENTS 4

CMS Cameron McKenna
Mitre House, 160 Aldersgate Street, London EC1A 4DD
Telephone: 0171-367 3000 Fax: 0171-367 2000
CDE Box 724

File Ref: 51098005.01

The Companies Act 1985

An Unlimited Company having a Share Capital

MEMORANDUM OF ASSOCIATION
of
NATIONAL GRID (US) INVESTMENTS 4

1. The Company's name is "**NATIONAL GRID (US) INVESTMENTS 4**".

2. The Company's registered office is to be situated in England and Wales.

3. The Company's objects are:

    3.1.1 to carry on the business of an investment and holding company and to invest and deal in shares, stocks, debentures and securities of any kind issued or guaranteed by any body of whatever nature and wheresoever constituted or carrying on business;

    3.1.2 to carry on all or any of the following businesses: representatives, agents, factors, distributors, importers, exporters, manufacturers and wholesale and retail dealers for or on behalf of any company or as principals in and about every kind of marketable product, process, materials and services of whatever description, and for these purposes to negotiate and handle contracts and agreements of all kinds, to act as representatives and agents of and for any individual, company, firm, association, authority, organisation or other body in any part of the world and for any purpose whatever, to tender for and to place contracts, investments and other rights, to act for and to provide all kinds of services, agencies and consultancies to all or any parties or prospective parties to any contract or other agreement, and to carry on business as advertising and publicity agents, sales promoters, marketing and market research specialists, direct selling and mail order specialists, exhibition and display contractors and promoters, merchandising agents, warehousers, storers, packers, customs house brokers, shipping and forwarding agents, clearing agents, wharfingers, insurance brokers, carriers, hauliers and providers of all kinds of facilities in connection with or ancillary to any of the above businesses;

3.2 to employ the funds of the Company in the development and expansion of the business of the Company and all or any of its subsidiary or associated companies and in any other company whether now existing or hereafter to be formed and engaged in any like business of the Company or any of its subsidiary or associated companies or in any other industry ancillary thereto or in any business which can conveniently be carried on in connection therewith;

3.3 to co-ordinate the administration, policies, management, supervising, control, research, development, planning, manufacture, trading and any and all other activities of, and to act as financial advisers and consultants to, any company or companies or group of companies now or hereafter formed or incorporated or acquired which may be or may become related or associated in any way with the Company or with any company related or associated therewith and either without remuneration or on such terms as to remuneration as may be agreed;

3.4 to advance and lend money with or without security and to guarantee the performance of the contracts or obligations or the repayment of capital, principal, dividends, interest or premiums payable on any stock, shares, securities or debentures of, or other investments in, any company or person and in particular (but without limiting the generality of the foregoing) of any company which is for the time being the Company's holding company (as defined by section 736 Companies Act 1985) or another subsidiary (as defined by that section) of the Company's holding company and to give all kinds of indemnities;

3.5 to organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships, associations and firms of all kinds and to underwrite or guarantee the subscription of, shares, stocks, debentures, debenture stock, bonds, loans, obligations, securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof;

3.6 to carry on the business of land and property developers of every and any description and to acquire by purchase, lease, concession, grant, licence or otherwise such lands, buildings, leases, underleases, rights, privileges, stocks, shares and debentures in public or private companies, corporate or unincorporate, policies of insurance and other such property as the Company may deem fit and shall acquire the same for the purposes of investment and development and with a view to receiving the income therefrom; and to enter into any contracts and other arrangements of all kinds with persons having dealings with the Company on such terms and for such periods of time as the Company may from time to time determine, on a commission or fee basis or otherwise, and to carry on any other trade or business, whatever, of a like and similar nature;

3.7 to carry on all kinds of promotion business and, in particular, to form, constitute, float, lend money to, assist, manage and control any companies, associations or undertakings whatsoever and to market, advertise or promote goods, services, material (tangible or intangible) or any other thing whatsoever;

3.8 to vary the investments and holdings of the Company as may from time to time be deemed desirable;

3.9 to act as trustee of any kind including trustee of any deeds constituting or securing any debentures, debenture stock or other securities or obligations and to undertake and execute any trust or trust business (including the business of acting as trustee under wills and settlements), and to do anything that may be necessary or assist in the obtaining of any benefit under the estate of an individual, and also to undertake the office of executor, administrator, secretary, treasurer or registrar or to become manager of any business, and to keep any register or undertake any registration duties, whether in relation to securities or otherwise;

3.10 to provide technical, cultural, artistic, educational, entertainment or business material, facilities, information or services and to carry on any business involving any such provision;

3.11 to carry on the business of commission agents, factors, general merchants and dealers in every description of goods, exporters and importers, concessionaires, wholesale and retail traders, carriers, warehousemen, designers, advertising contractors or agents, or trustees, brokers or agents for any company;

3.12 to manufacture, develop, process, refine, repair, purchase, sell, export, import, deal in or let on hire all kinds of goods, substances, articles, services and material (tangible or intangible) of any kind which may be advantageous to the Company or which any of the customers or other companies having dealings with the Company may from time to time require;

3.13 to provide services of any kind including the carrying on of advisory, consultancy, brokerage and agency business of any kind;

3.14 to acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company;

3.15 to enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same;

3.16 to purchase, take on lease or in exchange, hire, renew, or otherwise acquire and hold for any estate or interest, and to sell, let, grant licences, easements, options and other rights over or otherwise deal with or dispose of, in whole or in part, any lands, buildings, machinery, rights, stock-in-trade, business concerns, chooses in action, and any other real and personal property of any kind including all of the assets of the Company and to perform any services or render any consideration and to construct, equip, alter and maintain any buildings, works and machinery necessary or convenient for the Company's business and in each case for any consideration (including in particular but without detracting from the generality of the foregoing for any securities or for a share of profit or a royalty or other periodical or deferred payment);

3.17 to enter into partnership or any other arrangement for sharing profits or joint venture or cooperation with any company carrying on, engaged in or about to carry on or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company, and to subsidise or otherwise assist any such company;

3.18 to invest money of the Company (or any of its subsidiaries) in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets and to carry on the business of an investment company;

3.19 to lend or advance money or otherwise give credit or provide financial accommodation to any company with or without security and to deposit money with any company and to carry on the business of a banking, finance or insurance company;

3.20 for any reason whatsoever to mortgage, charge, pledge or otherwise secure, either with or without the Company receiving any consideration or advantage, all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of

the Company and to guarantee, indemnify or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging, charging, pledging or otherwise securing all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company or by any or all such methods or by any other means whatsoever, the liabilities and obligations of any person, firm or company including but not limited to any company which is for the time being the holding company or a subsidiary undertaking (both as defined in the Companies Act 1985 as amended) of the Company or of the Company's holding company as so defined;

3.21 to borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company or any other company and in particular by mortgaging or charging all or any part of the undertaking, property and assets (present or future) and the uncalled capital of the Company, or by the creation and issue, on such terms as may be thought expedient, of securities of any description;

3.22 to undertake interest rate and currency swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind and all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling, any other currencies (including but not limited to the Euro), basket of currencies or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind that may be undertaken by the Company on a speculative basis or otherwise;

3.23 to undertake any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or combination of these transactions and whether for the purposes of risk management, on a speculative basis or otherwise;

3.24 to draw, make, accept, endorse, discount, execute, issue, negotiate and deal in promissory notes, bills of exchange, shipping documents and other instruments and securities (whether negotiable, transferable or otherwise) and to buy, sell and deal in foreign currencies;

3.25 to buy, sell, export, manufacture and deal in all kinds of goods, stores and equipment whether in connection with any of the above activities or otherwise and to act as agents for all purposes;

3.26 to apply for, purchase or otherwise acquire any patents, licences, concessions, privileges and like rights, conferring a non-exclusive or exclusive or limited right to use, or any secret or other information as to any invention which is capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop, grant licences in respect of, or otherwise turn to account, the rights and information so acquired;

3.27 to apply for and take out, purchase or otherwise acquire, sell, licence, transfer, deal or trade in any way in trade marks and names, service marks and names, designs, patents, patent rights, inventions, secret processes, know-how and information and any form of intellectual property and to carry on the business of an inventor, designer or research organisation;

3.28 to sell, improve, manage, develop, lease, mortgage, let, charge, dispose of, turn to account, or otherwise deal with all or any part of the undertaking or property or rights of the Company, and to sell the undertaking of the Company, or any part thereof for such consideration as the Company may think fit, and in particular for cash, shares, debentures or debenture stock or other obligations, whether fully paid or otherwise, of any other company;

3.29 to issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose;

3.30 to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of, and as secretary, manager, registrar or transfer agent for, any other company;

3.31 to grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the board of directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes (including in particular but without detracting from the generality of the foregoing any trust or scheme relating to the grant of any option over, or other interest in, any share in the capital of the Company or of any other company, or in any debenture or security of any corporation or company, including the Company) or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the Company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the Company or its members or for any national, charitable, benevolent, educational, social, public, general or useful object;

3.32 to promote or assist in promoting any company or companies in any part of the world and to subscribe shares therein or other securities thereof for the purpose of carrying on any

business which the Company is authorised to carry on, or for any other purpose which may seem directly or indirectly calculated to benefit the Company;

3.33 to amalgamate with any other company in any manner whatsoever (whether with or without a liquidation of the Company);

3.34 to procure the Company to be registered or recognised in any country or place in any part of the world;

3.35 to cease carrying on or wind-up any business or activity of the Company, and to cancel any registration of and to wind-up or procure the dissolution of the Company in any state or territory;

3.36 to compensate for loss of office any directors or other officers of the Company and to make payments to any persons whose office, employment or duties may be terminated by virtue of any transaction in which the Company is engaged;

3.37 to pay out of the funds of the Company the costs, charges and expenses of and incidental to the formation and registration of the Company, and any company promoted by the Company, and the issue of the capital of the Company and any such other company and of and incidental to the negotiations between the promoters preliminary to the formation of the Company, and also all costs and expenses of and incidental to the acquisition by the Company of any property or assets and of and incidental to the accomplishment of all or any formalities which the Company may think necessary or proper in connection with any of the matters aforesaid;

3.38 to effect insurances against losses, damages, risks and liabilities of all kinds which may affect the Company or any subsidiary of it or company associated with it or in which it is or may be interested;

3.39 to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability. For the purposes of this clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985 (as amended);

3.40 to act as directors or managers of or to appoint directors or managers of any subsidiary company or of any other company in which the Company is or may be interested;

3.41 to contribute by donation, subscription, guarantee or otherwise to any public, general, charitable, political or useful object whatsoever;

3.42 to distribute among the members in cash, specie or kind any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital shall be made except with the sanction (if any) for the time being required by law;

3.43 to do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others, and either by or through agents, sub-contractors, trustees, subsidiaries or otherwise;

3.44 to carry on any other activity and do anything of any nature which in the opinion of the board of directors of the Company is or may be capable of being conveniently carried on or done by the Company in connection with the above, or may seem to the Company calculated directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or any of its members; and

3.45 to do all such things as in the opinion of the board of directors of the Company are or may be incidental or conducive to the above objects or any of them.

And it is hereby declared that for the purposes of this clause:-

3.45.1 the word "company" shall (except where referring to this Company) be deemed to include any person or partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, resident or domiciled in the United Kingdom or elsewhere;

3.45.2 "associated companies" shall mean any two or more companies if one has control of the other or others, or any person has control of both or all of them;

3.45.3 "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation;

3.45.4 "and" and "or" shall mean "and/or";

3.45.5 "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible; and

3.45.6 the objects specified in each paragraph of this clause shall, except if at all where otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company or the order in which such objects are stated, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

The persons whose names and addresses are subscribed wish to form a Company pursuant to this Memorandum of Association, and agree to take the number of shares in the capital of the Company set opposite their names.

NAME, ADDRESS AND NUMBER OF SHARES TAKEN BY SUBSCRIBER

M. O'Donor

One

National Grid (US) Holdings Limited
185 Park Street
London, SE1 9DY
United Kingdom

A. C. Bernard

One

NGC Nominees Limited
185 Park Street
London, SE1 9DY
United Kingdom

Dated this 21 day of October 1999.

Witness to the above signatures:

P.D. Money
Company Secretarial Assistant
185 Park Street
London, SE1 9DY
United Kingdom

P. D. Money

The Companies Act 1985

An Unlimited Company having a Share Capital

ARTICLES OF ASSOCIATION

OF

NATIONAL GRID (US) INVESTMENTS 4

CMS Cameron McKenna
Mitre House
160 Aldersgate Street
London EC1A 4DD

T +44(0)171 367 3000
F +44(0)171 367 2000

The Companies Act 1985

An Unlimited Company having a Share Capital

ARTICLES OF ASSOCIATION

of

NATIONAL GRID (US) INVESTMENTS 4

DEFINITIONS AND INTERPRETATION

1. In these articles the following words and expressions have the meanings set opposite them:

"board"	the board of directors for the time being of the company or those directors present at a duly convened meeting of the directors at which a quorum is present;
"committee"	a committee of the board of directors of the company duly appointed pursuant to these articles;
"director"	a director for the time being of the company;
"Statutes"	every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the company;
"Table A"	Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985;
"these articles"	these articles of association (including such regulations in Table A as apply to the company) as originally adopted or as altered from time to time and reference to any numbered article is to the corresponding article in these articles.

References in regulation 1 of Table A to "these regulations" shall include a reference to these articles. Headings to these articles are inserted for convenience and shall not affect their construction.

TABLE A

2. The regulations contained in Table A (as modified in accordance with these articles) shall apply to the company except in so far as they are excluded by or are inconsistent with these articles. Regulations 3, 8, 24, 30 to 32 (inclusive), 34, 35, 41, 53, 54, 64, 65, 67, 73 to 78 (inclusive), 80, 94 to 100 (inclusive) and 118 of Table A shall not apply to the company.

SHARE CAPITAL

3. The share capital of the company is £100 divided into 100 shares of £1 each ranking pari passu in all respects.

4.1 Subject to any direction to the contrary which may be given by the company in general meeting, the board is unconditionally authorised to allot, create, deal with or otherwise dispose of relevant securities (within the meaning of section 80(2) of the Act) to such persons (including any director) on such terms and at such time or times as it thinks fit, provided that no shares shall be issued at a discount.

4.2 The maximum nominal amount of share capital which the board may allot or otherwise dispose of in accordance with article 4.1 shall be the nominal amount of unissued share capital at the date of adoption of these articles or such other amount as shall be authorised by the company in general meeting.

4.3 The authority conferred on the directors by articles 4.1 and 4.2 shall remain in force for a period of five years from the date of adoption of these articles and may be renewed from time to time by the company in general meeting in accordance with the Statutes.

4.4 In accordance with section 91(1) of the Act, the provisions of sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the share capital of the company (present and future).

5. The rights attached to any existing shares shall not (unless otherwise expressly provided by the terms of issue of such shares) be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

LIEN

6.1 The company shall have a first and paramount lien on every share for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share, and the company shall also have a first and paramount lien on all shares registered in the name of any person (whether solely or jointly with others) for all monies owing to the company from him or his estate either alone or jointly with any other person, whether as a member or not and whether such monies are presently payable or not. The board may at any time declare any share to be wholly or partly exempt from the provisions of this article. The company's lien on a share shall extend to any amount payable in respect of it.

6.2 Subject to the provisions of the Act and these articles, a forfeited share shall become the property of the company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the board determines either to the person who was before the forfeiture the holder or to any other person, and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the board may authorise some person to execute an instrument of transfer of the share to that person.

CALL ON SHARES

7. The board may accept from any member the whole or any part of the amount remaining unpaid on any share held by him notwithstanding that no part of that amount has been called up.

ALTERATION OF SHARE CAPITAL

8. The company may by special resolution:

   8.1 increase the share capital by such sum, to be divided into shares of such amount, as the resolution may prescribe;

   8.2 consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

   8.3 sub-divide its shares, or any of them, into shares of a smaller amount than its existing shares;

   8.4 cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person; or

   8.5 reduce its share capital and any share premium account in any way.

TRANSFER OF SHARES

9. The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share whether or not it is a fully paid share.

10. An instrument of transfer of a share held by joint holders shall be valid if executed by one such joint holder.

PROCEEDINGS AT GENERAL MEETINGS

11. The words "at least seven clear days' notice" shall be substituted for the words "at least fourteen clear days' notice" in regulation 38 of Table A.

12. If a quorum is not present within half an hour of the time appointed for a general meeting the meeting, if convened on the requisition of members, shall be dissolved; in any other case it shall stand adjourned to such day and at such time and place as the board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the members present shall be a quorum.

13. A poll may be demanded by any member present in person or by proxy or (being a corporation) by its duly authorised representative. Regulation 46 in Table A shall be construed accordingly.

14. A resolution in writing of all the members who would have been entitled to vote upon it if it had been proposed at a general meeting at which they were present shall be as effectual as if it had been passed at a general meeting duly convened and held if it consists of either:

    14.1 an instrument executed by or on behalf of each such member; or

    14.2 several instruments in substantially similar form each executed by or on behalf of one or more of such members.

    Any such instrument may be accepted notwithstanding that the original is not available at the office provided that a copy of it has been sent (including by any electronic means) by or on behalf of one or more of such members and deposited or received at the office or received by any member of the board or by the secretary.

15. In the case of a share registered in the name of joint holders, the signature of any one of them shall be deemed to be and shall be accepted as the signature of the member or members concerned for all purposes including the signature of any form of proxy, resolution in writing, notice or other document signed or approved pursuant to any provision of these articles.

16. Subject to any rights or restrictions as to voting attached to any shares by the terms on which they were issued or by or in accordance with these articles or otherwise, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by its duly authorised representative (not being himself a member entitled to vote) shall have one vote, and on a poll every member who is present in person or by proxy or (being a corporation) is present by its duly authorised representative shall have one vote for every share of which he is the holder.

17. An instrument appointing a proxy may, in the case of a corporation, be signed on its behalf by a director of that corporation or its secretary or other officer or by its duly appointed attorney or duly authorised representative. Regulation 60 of Table A shall be construed accordingly. The directors may at their discretion treat a copy of a faxed or machine-made instrument appointing a proxy as an instrument of proxy. Appointment of a proxy may be accepted by the directors at any time prior to the meeting at which the person named in the instrument proposes to vote (or, where a poll is demanded at the meeting, but not taken forthwith, at any time prior to the taking of the poll). An instrument of proxy may be revoked at any time prior to the commencement of the meeting by notice of revocation given by such means as an instrument of proxy may be given under these articles. Regulation 62 of Table A shall be construed accordingly.

NUMBER OF DIRECTORS

18. Unless otherwise determined by ordinary resolution, the number of directors shall not be subject to any maximum and the minimum number of directors shall be one.

ALTERNATE DIRECTORS

19. Any director (other than an alternate director) may appoint any person to be an alternate director and may remove from office an alternate director appointed by him. An alternate director shall cease to be his appointor's alternate director if his appointor ceases to be a director.

20. If his appointor is for the time being unavailable or temporarily unable to act through ill health or disability, the signature of an alternate director to any resolution in writing of the directors shall be as effective as the signature of his appointor.

21. When an alternate director is also a director or acts as an alternate director for more than one director, such alternate director shall have one vote for every director so represented by him who is not present (in addition to his own vote if he is himself a director) and when so acting shall be considered as two directors for the purpose of making a quorum if the quorum exceeds two.

DELEGATION OF POWERS

22.1 The following sentences shall be inserted in place of the first sentence of regulation 72 of Table A:

"The directors may delegate any of their powers to any committee consisting of one or more persons. Any committee shall have the power (unless the directors direct otherwise) to co-opt as a member or as members of the committee for any specific purpose any person or persons not being a director or directors of the company".

22.2 The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally (none of which shall be deemed incapable of delegation to a committee) and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

APPOINTMENT AND RETIREMENT OF DIRECTORS

23. The directors shall not be subject to retirement by rotation and accordingly the final two sentences of regulation 79 of Table A shall not apply to the company.

24. The company may by ordinary resolution appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

25. Any member or members holding a majority in nominal amount of the issued ordinary share capital which confers the right to attend and vote at general meetings may at any time appoint any person to be a director, whether as an additional director or to fill a vacancy, and may remove from office any director howsoever appointed. Any such appointment or removal shall be effected by notice in writing to the company signed by the relevant member or members or (in the case of a corporate member) signed by any of its directors or by any person who appears to the board (acting reasonably and in good faith) to have been duly authorised to do so. Any such appointment or removal shall take effect when the notice is delivered to the office or to the secretary, or is produced at a meeting of the board. Any such removal shall be without prejudice to any claim which a director may have under any contract between him and the company.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

26. Regulation 81 of Table A shall be amended by substituting for paragraphs (c) and (e) the following provisions:

"(c) he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as a director; or"

"(e) he is otherwise duly removed from office."

REMUNERATION OF DIRECTORS

27. Regulation 82 of Table A shall be amended by the addition of the following:

"Such remuneration shall be divided between the directors in such proportion and manner as the directors may unanimously determine or in default of such determination equally, except that any director holding office for less than a year or other period for which remuneration is paid shall rank in such division in proportion to the fraction of such year or other period during which he has held office. Any director who, at the request of the board, performs special services or goes or resides abroad for any purpose of the company may receive such extra remuneration by way of salary, commission or participation in profits, or any combination of them, as the board may determine."

DIRECTORS' APPOINTMENTS AND INTERESTS

28. In regulation 84 in Table A there shall be substituted for the words "shall not be subject to retirement by rotation" the words, "shall be subject to the same provisions as to resignation and removal as other directors of the company".

PROCEEDINGS OF DIRECTORS

29.1 Regulation 88 of Table A shall be amended by substituting for the sentence:

"It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom."

the following sentence:

"Notice of every meeting of directors shall be given to each director or his alternate director, including directors and alternate directors who may for the time being be absent from the United Kingdom and have given the company their address outside the United Kingdom."

The final sentence of regulation 66 of Table A shall accordingly not apply to the company.

29.2 In determining whether the quorum requirements fixed by or in accordance with these articles are fulfilled as regards the transaction of business at any meeting of the board or of a committee, all directors participating in the meeting (including by telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other) shall be counted in the quorum.

30. If and so long as the minimum number of directors specified under these articles is one, a sole director may exercise all the powers conferred on the directors by these articles, and shall do so by written resolution under his hand and, so long as there is such sole director, regulations 88 to 90 of Table A shall not apply to the Company and article 29 shall have no effect.

31. A resolution in writing such as is referred to in regulation 93 of Table A signed by any relevant director, alternate director or member of a committee may be evidenced by letter, telex, cable, facsimile, any electronic means or by any other means which the directors may approve from time to time.

32. Any director (including an alternate director) or other person may participate in a meeting of the directors or a committee of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other. Resolutions and decisions of the kind normally made or taken at a physical meeting of the directors or a committee in accordance with these articles can accordingly be so made or taken even if no persons so participating are physically present with each other. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is.

33. Subject to such disclosure as is required by section 317 of the Act, a director (including an alternate director) shall be counted for the purposes of calculating whether there is a quorum and shall be entitled to vote at a meeting of directors or of a committee on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the company.

SECRETARY

34. Subject to the provisions of the Act, the secretary shall be appointed by the board for such term, at such remuneration and upon such conditions as it may think fit; and any secretary so appointed may be removed by the board. If thought fit, two or more persons may be appointed as joint secretaries. The board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy secretaries.

MINUTES

35. The directors shall cause minutes to be made in books kept for the purpose:

35.1 of all appointments of officers and alternate directors made by the directors; and

35.2 of all proceedings at meetings of the company, of the holders of any class of shares in the company, of the board, and of committees, including the names of the persons present at such meeting.

THE SEAL

36.1 If the company has a seal it shall only be used with the authority of the board or of a committee. The board may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or a second director. The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the company has a seal.

36.2 Without limiting the board's or any committee's powers pursuant to regulation 101 of Table A, the board or a committee authorised to do so by the board may by telephone, facsimile, or any electronic means authorise the secretary or any director to use the seal and the transmission of such authority shall constitute a determination in such a case that the secretary or the designated director may sign any instrument to which the seal is to be affixed pursuant to that authority.

37. Where the Statutes so permit, any instrument signed by one director and the secretary or by two directors and expressed to be executed by the company shall have the same effect as if executed under the seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the board or of a committee authorised by the directors in that behalf.

38. In accordance with section 39 of the Act the company may have an official seal for use in any territory, district or place outside the United Kingdom.

NOTICES

39. Any notice required by these articles to be given by the company may be given in any written documentary form including by means of electronic mail, facsimile or other electronic means, and if sent by electronic mail, facsimile or other electronic means shall be deemed to be given at the time it is sent to the person to whom it is addressed. Regulations 111 and 112 of Table A shall be modified accordingly.

INDEMNITY

40. Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled, every director, secretary, auditor or other officer of the company shall be entitled to be indemnified by the company against all costs, charges, expenses, losses and liabilities sustained or incurred by him in the actual or purported execution of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his office including, but without prejudice to the generality of the foregoing, any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in connection with any application in which relief is granted to him by the Court from liability in respect of any act or omission done or alleged to be done by him as an officer or employee of the company.

41. The board shall have power to purchase and maintain for any director, secretary, auditor or other officer of the company insurance against any such liability as is referred to in section 310(1) of the Act.

NAMES AND ADDRESSES OF SUBSCRIBERS

National Grid (US) Holdings Limited
185 Park Street
London
SE1 9DY

NGC Nominees Limited
185 Park Street
London
SE1 9DY

Dated this 21 day of October 1999

Witness to the above signatures:

Company Secretarial Assistant

185 Park Street
London
SE1 9DY

Signature of witness

51098060.01

Registered No. 4314432

The Companies Act 1985

Private Company Limited by shares

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

Of

National Grid (US) Partner 1 Limited



CERTIFICATE OF INCORPORATION
OF A PRIVATE LIMITED COMPANY

Company No. 4314432

The Registrar of Companies for England and Wales hereby certifies that

NATIONAL GRID (US) PARTNER 1 LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, London, the 31st October 2001

For The Registrar Of Companies



Registered No. 4314432

The Companies Acts
Company Limited By Shares

MEMORANDUM OF ASSOCIATION

of

NATIONAL GRID (US) PARTNER 1 LIMITED

(Incorporated on 31 October 2001)

1. The Company's name is NATIONAL GRID (US) PARTNER 1 LIMITED.

2. The Company's registered office is to be situated in England and Wales.

3. The Company's objects are:

3.1.1 to carry on all or any of the following businesses: representatives, agents, factors, distributors, importers, exporters, manufacturers and wholesale and retail dealers for or on behalf of any company or as principals in and about every kind of marketable product, process, materials and services of whatever description, and for these purposes to negotiate and handle contracts and agreements of all kinds, to act as representatives and agents of and for any individual, company, firm, association, authority, organisation or other body in any part of the world and for any purpose whatever, to tender for and to place contracts, investments and other rights, to act for and to provide all kinds of services, agencies and consultancies to all or any parties or prospective parties to any contract or other agreement, and to carry on business as advertising and publicity agents, sales promoters, marketing and market research specialists, direct selling and mail order specialists, exhibition and display contractors and promoters, merchandising agents, warehousers, storers, packers, customs house brokers, shipping and forwarding agents, clearing agents, wharfingers, insurance brokers, carriers, hauliers and providers of all kinds of facilities in connection with or ancillary to any of the above businesses;

3.1.2 to carry on the business of an investment and holding company and to invest and deal in shares, stocks, debentures and securities of any kind issued or guaranteed by any body of whatever nature and wheresoever constituted or carrying on business;

3.2 to employ the funds of the Company in the development and expansion of the business of the Company and all or any of its subsidiary or associated companies and in any other company whether now existing or hereafter to be formed and engaged in any like business of the Company or any of its subsidiary or associated companies or in any other industry ancillary thereto or in any business which can conveniently be carried on in connection therewith;

3.3 to co-ordinate the administration, policies, management, supervising, control, research, development, planning, manufacture, trading and any and all other activities of, and to act as financial advisers and consultants to, any company or companies or group of companies now or hereafter formed or incorporated or acquired which may be or may become related or associated in any way with the Company or with any company related or associated therewith and either without remuneration or on such terms as to remuneration as may be agreed;

3.4 to advance and lend money with or without security and to guarantee the performance of the contracts or obligations or the repayment of capital, principal, dividends, interest or premiums payable on any stock, shares, securities or debentures of, or other investments in, any company or person and in particular (but without limiting the generality of the foregoing) of any company which is for the time being the Company's holding company (as defined by section 736 Companies Act 1985) or another subsidiary (as defined by that section) of the Company's holding company and to give all kinds of indemnities;

3.5 to organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships, associations and firms of all kinds and to underwrite or guarantee the subscription of, shares, stocks, debentures, debenture stock, bonds, loans, obligations, securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof;

3.6 to carry on the business of land and property developers of every and any description and to acquire by purchase, lease, concession, grant, licence or otherwise such lands, buildings, leases, underleases, rights, privileges, stocks, shares and debentures in public or private companies, corporate or unincorporate, policies of insurance and other such property as the Company may deem fit and shall acquire the same for the purposes of investment and development and with a view to receiving the income therefrom; and to enter into any contracts and other arrangements of all kinds with persons having dealings with the Company on such terms and for such periods of time as the Company may from time to time determine, on a commission or fee basis or otherwise, and to carry on any other trade or business, whatever, of a like and similar nature;

3.7 to carry on all kinds of promotion business and, in particular, to form, constitute, float, lend money to, assist, manage and control any companies, associations or undertakings whatsoever and to market, advertise or promote goods, services, material (tangible or intangible) or any other thing whatsoever;

3.8 to vary the investments and holdings of the Company as may from time to time be deemed desirable;

3.9 to act as trustee of any kind including trustee of any deeds constituting or securing any debentures, debenture stock or other securities or obligations and to undertake and execute any trust or trust business (including the business of acting as trustee under wills and settlements), and to do anything that may be necessary or assist in the obtaining of any benefit under the estate of an individual, and also to undertake the office of executor, administrator, secretary, treasurer or registrar or to become manager of any business, and to keep any register or undertake any registration duties, whether in relation to securities or otherwise;

3.10 to provide technical, cultural, artistic, educational, entertainment or business material, facilities, information or services and to carry on any business involving any such provision;

3.11 to carry on the business of commission agents, factors, general merchants and dealers in every description of goods, exporters and importers, concessionaires, wholesale and retail traders, carriers, warehousemen, designers, advertising contractors or agents, or trustees, brokers or agents for any company;

3.12 to manufacture, develop, process, refine, repair, purchase, sell, export, import, deal in or let on hire all kinds of goods, substances, articles, services and material (tangible or intangible) of any kind which may be advantageous to the Company or which any of the customers or other companies having dealings with the Company may from time to time require;

3.13 to provide services of any kind including the carrying on of advisory, consultancy, brokerage and agency business of any kind;

3.14 to acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company;

3.15 to enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same;

3.16 to purchase, take on lease or in exchange, hire, renew, or otherwise acquire and hold for any estate or interest, and to sell, let, grant licences, easements, options and other rights over or otherwise deal with or dispose of, in whole or in part, any lands, buildings, machinery, rights, stock-in-trade, business concerns, choses in action, and any other real and personal property of any kind including all of the assets of the Company and to perform any services or render any consideration and to construct, equip, alter and maintain any buildings, works and machinery necessary or convenient for the Company's business and in each case for any consideration (including in particular but without detracting from the generality of the foregoing for any securities or for a share of profit or a royalty or other periodical or deferred payment);

3.17 to enter into partnership or any other arrangement for sharing profits or joint venture or cooperation with any company carrying on, engaged in or about to carry on or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company, and to subsidise or otherwise assist any such company;

3.18 to invest money of the Company (or any of its subsidiaries) in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets and to carry on the business of an investment company;

3.19 to lend or advance money or otherwise give credit or provide financial accommodation to any company with or without security and to deposit money with any company and to carry on the business of a banking, finance or insurance company;

3.20 for any reason whatsoever to mortgage, charge, pledge or otherwise secure, either with or without the Company receiving any consideration or advantage, all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of

the Company and to guarantee, indemnify or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging, charging, pledging or otherwise securing all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company or by any or all such methods or by any other means whatsoever, the liabilities and obligations of any person, firm or company including but not limited to any company which is for the time being the holding company or a subsidiary undertaking (both as defined in the Companies Act 1985 as amended) of the Company or of the Company's holding company as so defined;

3.21 to borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company or any other company and in particular by mortgaging or charging all or any part of the undertaking, property and assets (present or future) and the uncalled capital of the Company, or by the creation and issue, on such terms as may be thought expedient, of securities of any description;

3.22 to undertake interest rate and currency swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind and all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling, any other currencies, basket of currencies including but not limited to European Currency Units (as the same may from time to time be designated or constituted) or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind that may be undertaken by the Company on a speculative basis or otherwise;

3.23 to undertake any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or combination of these transactions and whether for the purposes of risk management, on a speculative basis or otherwise;

3.24 to draw, make, accept, indorse, discount, execute, issue, negotiate and deal in promissory notes, bills of exchange, shipping documents and other instruments and securities (whether negotiable, transferable or otherwise) and to buy, sell and deal in foreign currencies;

3.25 to buy, sell, export, manufacture and deal in all kinds of goods, stores and equipment whether in connection with any of the above activities or otherwise and to act as agents for all purposes;

3.26 to apply for, purchase or otherwise acquire any patents, licences, concessions, privileges and like rights, conferring a non-exclusive or exclusive or limited right to use, or any secret or other information as to any invention which is capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop, grant licences in respect of, or otherwise turn to account, the rights and information so acquired;

3.27 to apply for and take out, purchase or otherwise acquire, sell, licence, transfer, deal or trade in any way in trade marks and names, service marks and names, designs, patents, patent rights, inventions, secret processes, know-how and information and any form of intellectual property and to carry on the business of an inventor, designer or research organisation;

3.28 to sell, improve, manage, develop, lease, mortgage, let, charge, dispose of, turn to account, or otherwise deal with all or any part of the undertaking or property or rights of the Company, and to sell the undertaking of the Company, or any part thereof for such consideration as the Company may think fit, and in particular for cash, shares, debentures or debenture stock or other obligations, whether fully paid or otherwise, of any other company;

3.29 to issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose;

3.30 to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of, and as secretary, manager, registrar or transfer agent for, any other company;

3.31 to grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the board of directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes (including in particular but without detracting from the generality of the foregoing any trust or scheme relating to the grant of any option over, or other interest in, any share in the capital of the Company or of any other company, or in any debenture or security of any corporation or company, including the Company) or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the Company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the Company or its members or for any national, charitable, benevolent, educational, social, public, general or useful object;

3.32 to promote or assist in promoting any company or companies in any part of the world and to subscribe shares therein or other securities thereof for the purpose of carrying on any

business which the Company is authorised to carry on, or for any other purpose which may seem directly or indirectly calculated to benefit the Company;

3.33 to amalgamate with any other company in any manner whatsoever (whether with or without a liquidation of the Company);

3.34 to procure the Company to be registered or recognised in any country or place in any part of the world;

3.35 to cease carrying on or wind-up any business or activity of the Company, and to cancel any registration of and to wind-up or procure the dissolution of the Company in any state or territory;

3.36 to compensate for loss of office any directors or other officers of the Company and to make payments to any persons whose office, employment or duties may be terminated by virtue of any transaction in which the Company is engaged;

3.37 to pay out of the funds of the Company the costs, charges and expenses of and incidental to the formation and registration of the Company, and any company promoted by the Company, and the issue of the capital of the Company and any such other company and of and incidental to the negotiations between the promoters preliminary to the formation of the Company, and also all costs and expenses of and incidental to the acquisition by the Company of any property or assets and of and incidental to the accomplishment of all or any formalities which the Company may think necessary or proper in connection with any of the matters aforesaid;

3.38 to effect insurances against losses, damages, risks and liabilities of all kinds which may affect the Company or any subsidiary of it or company associated with it or in which it is or may be interested;

3.39 to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability. For the purposes of this clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985 (as amended);

3.40 to act as directors or managers of or to appoint directors or managers of any subsidiary company or of any other company in which the Company is or may be interested;

3.41 to contribute by donation, subscription, guarantee or otherwise to any public, general, charitable, political or useful object whatsoever;

3.42 to distribute among the members in cash, specie or kind any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law;

3.43 to do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others, and either by or through agents, sub-contractors, trustees, subsidiaries or otherwise;

3.44 to carry on any other activity and do anything of any nature which in the opinion of the board of directors of the Company is or may be capable of being conveniently carried on or done by the Company in connection with the above, or may seem to the Company calculated directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or any of its members; and

3.45 to do all such things as in the opinion of the board of directors of the Company are or may be incidental or conducive to the above objects or any of them.

And it is hereby declared that for the purposes of this clause:-

3.45.1 the word "company" shall (except where referring to this Company) be deemed to include any person or partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, resident or domiciled in the United Kingdom or elsewhere;

3.45.2 "associated companies" shall mean any two or more companies if one has control of the other or others, or any person has control of both or all of them;

3.45.3 "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation;

3.45.4 "and" and "or" shall mean "and/or";

3.45.5 "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible; and

3.45.6 the objects specified in each paragraph of this clause shall, except if at all where otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company or the order in which such objects are stated, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. The liability of the members is limited.

5. The share capital of the Company is US $4,000,000 divided into 4,000,000 shares of $1 each.

The person whose name and address is subscribed wishes to form a Company pursuant to this Memorandum of Association, and agrees to take the number of shares in the capital of the Company set opposite its name.

NAME, ADDRESS AND NUMBER OF SHARES TAKEN BY SUBSCRIBER

National Grid (US) Investments 4 Third Floor 15 Marylebone Road London NW1 5JD	One

M. O'Donovan

NAME - MARTIN O'DONOVAN OCCUPATION - CORPORATE TREASURER

ADDRESS - INGLESTONE 9 WOODFIELD LANE ASHTEAD SURREY KT21 2BQ

Dated this 18th day of October 2001.

Witness to the above signature:

D Bonar

NAME - DAVID BONAR

ADDRESS - 30 HAMILTON ROAD
HARROW
HA1 1SX

OCCUPATION - CHARTERED ACCOUNTANT

Registered No. 4314432

The Companies Acts
Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NATIONAL GRID (US) PARTNER 1 LIMITED
(Incorporated on 31 October 2001)

DEFINITIONS AND INTERPRETATION

1. **Definitions**

In these Articles and the applicable regulations of Table A (as defined below) the following words and expressions have the meanings set opposite them:

"Act"	the Companies Act 1985 and any reference herein to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force
"Committee"	a committee of the board of directors of the Company duly appointed pursuant to these Articles
"Statutes"	every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company
"Table A"	Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985
"these Articles"	these articles of association as originally adopted or as altered from time to time

Words importing the singular number include the plural number and vice versa, words importing one gender include all genders and words importing persons include bodies corporate and unincorporated associations. Headings to these Articles are inserted for convenience and shall not affect their construction.

2. **Table A**

The regulations contained in Table A shall apply to the Company except in so far as they are excluded by or are inconsistent with these Articles. Regulations 8, 24, 40, 41, 64, 65, 67, 73 to 78 (inclusive), 80, 83, 94 to 98 (inclusive), 108 and 118 of Table A shall not apply to the Company.

SHARE CAPITAL

3. **Directors' power to allot shares**

Subject to any direction to the contrary which may be given by the Company in general meeting, the directors are unconditionally authorised to allot, create, deal with or otherwise dispose of relevant securities (within the meaning of section 80(2) of the Act) to such persons (including any director) on such terms and at such time or times as they think fit, provided that no shares shall be issued at a discount.

4. **Extent of directors' power to allot shares**

The maximum nominal amount of share capital which the directors may allot or otherwise dispose of in accordance with article 3 shall be the nominal amount of unissued share capital at the date of incorporation of the Company or such other amount as shall be authorised by the Company in general meeting.

5. **Duration of directors' power to allot shares**

The authority conferred on the directors by articles 3 and 4 shall remain in force for a period of five years from the date of incorporation of the Company and thereafter provided this authority is renewed from time to time by the Company in general meeting in accordance with section 80 of the Act.

6. **Disapplication of statutory pre-emption provisions**

In accordance with section 91(1) of the Act, the provisions of sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the share capital of the Company (present and future).

7. **Alteration of share capital**

Subject to the provisions of the Act, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or other distributable reserve in any way.

LIEN

8. Company's lien

8.1 The Company shall have a first and paramount lien on every share for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares registered in the name of any person (whether solely or jointly with others) for all monies owing to the Company from him or his estate either alone or jointly with any other person whether as a member or not and whether such monies are presently payable or not. The directors may at any time declare any share to be wholly or partly exempt from the provisions of this article. The Company's lien on a share shall extend to any amount payable in respect of it.

8.2 Subject to the provisions of the Act and these Articles, a forfeited share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the share to that person.

TRANSFER OF SHARES

9. Right to refuse registration

The directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share whether or not it is a fully paid share.

PROCEEDINGS AT GENERAL MEETINGS

10. Quorum

No business shall be transacted at any general meeting unless a quorum is present. Subject to article 11 of these Articles two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

11. Quorum if only a sole member

If and for so long as the Company has only one member, that member present in person or by proxy or if that member is a corporation by a duly authorised representative shall be a quorum.

12. Procedure if a quorum is not present

If a quorum is not present within half an hour of the time appointed for a general meeting, the meeting, if convened on the requisition of members, shall be dissolved; in any other case it shall stand adjourned to such day and at such time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

13. Procedure if a single member company

13.1 If the membership of the Company falls to one member, or having had one member, increases to more than one member an appropriate statement of such event shall together with the date of that event be entered in the register of members in accordance with section 352A of the Act.

13.2 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting save that this article shall not apply to resolutions passed pursuant to sections 303 and 391 of the Act. Any decision taken by a member pursuant to this article shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

13.3 If and for so long as the Company has only one member and that member is a director, the Company shall, except as to contracts in the ordinary course of the Company's business, comply with the obligation in section 322B of the Act to ensure that any contract between the Company and that member is in writing or set out in a memorandum in writing or is recorded in the minutes of the first meeting of the directors following the making of that contract.

14. Signature by or on behalf of members

In the case of:

14.1 a member which is a corporation the signature of:

14.1.1 any director or the secretary of that corporation; or

14.1.2 any other person authorised in that behalf either generally or in a particular case by notice in writing to the Company in accordance with sub-paragraph 14.1.1 above; and,

14.2 a share registered in the name of joint holders, the signature of any one of such joint holders,

shall be deemed to be and shall be accepted as the signature of the member or members concerned for all purposes including the signature of any form of proxy, resolution in writing, notice or other document signed or approved pursuant to any provision of these Articles.

15. Right to demand a poll

A poll may be demanded at any general meeting by any member (or his proxy or, in the case of a corporation, his duly authorised representative) entitled to vote thereat. Regulation 46 of Table A shall be modified accordingly.

16. Resolution in writing

A resolution in writing such as is referred to in regulation 53 of Table A executed by or on behalf of a member may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

17. Voting

17.1 On a show of hands or on a poll votes may be given either personally or by proxy and regulation 54 of Table A shall be construed accordingly. In the case of a member which is a corporation, a director or the secretary shall be deemed to be a duly authorised representative of that corporation for the purposes of regulation 54 of Table A and for the purpose of agreeing to short notice of, or attending and voting at, any general meeting of the Company.

17.2 Subject to any rights or restrictions attached to any shares,

17.2.1 on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, (not being himself a member entitled to vote), and every person (not being entitled to vote in any other capacity) present as a proxy for a member or members shall have one vote; and

17.2.2 on a poll every member (or his proxy) shall have one vote for every share of which he (or the member by whom he was appointed) is the holder.

17.3 Regulation 59 of Table A shall be amended by the addition of the following:

"On a show of hands or a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and a member entitled to more than one vote on a poll need not use all his votes or cast all his votes used in the same way. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting except with the permission of the chairman of the meeting."

18. **Proxies**

An instrument appointing a proxy may, in the case of a corporation, be signed on its behalf by a director, the secretary or other officer thereof or by its duly appointed attorney or duly authorised representative. Regulation 60 of Table A shall be construed accordingly. The directors may at their discretion treat a copy of a faxed or machine made instrument appointing a proxy as an instrument of proxy. Appointment of a proxy may be accepted by the directors at any time prior to the meeting at which the person named in the instrument proposes to vote (or, where a poll is demanded at the meeting, but not taken forthwith, at any time prior to the taking of the poll). An instrument of proxy may be revoked at any time prior to the commencement of the meeting by notice of revocation given by such means as an instrument of proxy may be given under these Articles. Regulation 62 of Table A shall be construed accordingly.

NUMBER OF DIRECTORS

19. **Number of directors**

Unless otherwise determined by ordinary resolution, the number of directors shall not be subject to any maximum and the minimum number of directors shall be one.

ALTERNATE DIRECTORS

20. **Appointment, removal and cessation**

Any director (other than an alternate director) may appoint any person to be an alternate director and may remove from office an alternate director so appointed by him. An alternate director shall cease to be an alternate director if his appointor ceases to be a director.

21. **Powers of an alternate director**

If his appointor is for the time being unavailable or temporarily unable to act through ill health or disability, the signature of an alternate director to any resolution in writing of the directors shall be as effective as the signature of his appointor.

22. **Alternate acting for more than one director**

When an alternate director is also a director or acts as an alternate director for more than one director, such alternate director shall have one vote for every director so represented by him (in addition to his own vote if he is himself a director) and when so acting shall be considered as two directors for the purpose of making a quorum if the quorum exceeds two.

DELEGATION OF POWERS

23. Committees

The following sentences shall be inserted in place of the first sentence of regulation 72 of Table A:

"The directors may delegate any of their powers to any Committee consisting of one or more persons. Any Committee shall have the power unless the directors direct otherwise to co-opt as a member or as members of the Committee for any specific purpose any person or persons not being a director or directors of the Company".

APPOINTMENT AND RETIREMENT OF DIRECTORS

24. No retirement by rotation

The directors shall not be subject to retirement by rotation and accordingly the final two sentences of regulation 79 of Table A shall not apply to the Company.

25. Casual vacancy

The Company may by ordinary resolution appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

26. Majority shareholders' right to appoint and remove directors

Any member or members holding a majority in nominal amount of the issued ordinary share capital which confers the right to attend and vote at general meetings may at any time appoint any person to be a director, whether as an additional director or to fill a vacancy, and may remove from office any director howsoever appointed. Any such appointment or removal shall be effected by notice in writing to the Company signed by the member or members making the same or in the case of a corporate member signed by any director thereof or by any person so authorised by resolution of the directors or of any other governing body thereof. Any such appointment or removal shall take effect when the notice effecting the same is delivered to the registered office or to the secretary of the Company, or is produced at a meeting of the directors. Any such removal shall be without prejudice to any claim which a director may have under any contract between him and the Company.

27. Death of a sole member

In any case where as the result of the death of a sole member of the Company the Company has no members and no directors, the personal representatives of such deceased member shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 25 of these Articles.

28. **No age limit for directors**

There shall be no age limit for directors of the Company.

29. **No directors' shareholding requirement**

A director shall not be required to hold any qualification shares in the Company.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

30. **Disqualification**

Regulation 81 of Table A shall be amended by substituting for paragraphs (c) and (e) thereof the following provisions:

"(c) he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as a director; or"

"(e) he is otherwise duly removed from office."

REMUNERATION OF DIRECTORS

31. **Ordinary remuneration and extra remuneration**

Regulation 82 of Table A shall be amended by the addition of the following:

"Such remuneration shall be divided between the directors in such proportion and manner as the directors may unanimously determine or in default of such determination equally, except that any director holding office for less than a year or other period for which remuneration is paid shall rank in such division in proportion to the fraction of such year or other period during which he has held office. Any director who, at the request of the directors, performs special services or goes or resides abroad for any purpose of the Company may receive such extra remuneration by way of salary, commission or participation in profits, or partly in one way and partly in another, as the directors may determine."

32. **Directors' expenses**

The Directors (including alternate directors) may be paid all travelling, hotel, and other expenses properly and reasonably incurred by them in connection with their attendance at meetings of Directors or Committees or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PROCEEDINGS OF DIRECTORS

33. Notice to directors outside the United Kingdom

33.1 Regulation 88 of Table A shall be amended by substituting for the sentence:

"It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom."

the following sentence:

"Notice of every meeting of directors shall be given to each director or his alternate director, including directors and alternate directors who may for the time being be absent from the United Kingdom and have given the Company their address outside the United Kingdom."

The final sentence of regulation 66 of Table A shall accordingly not apply to the Company.

33.2 In determining whether the quorum requirements fixed by or in accordance with these Articles are fulfilled as regards the transaction of business at any meeting of the Directors or of a Committee, the following shall be counted in the quorum:

33.2.1 in the case of a resolution approved by a meeting of the Directors or of a Committee held by telephone communication, all Directors participating in such meeting;

33.2.2 in the case of a meeting of the Directors or of a Committee, the Directors actually present at such meeting and any other Director in telephone communication with such meeting; and

33.2.3 in the case of a meeting held by means of facsimile transmissions, all Directors participating in such meeting by that means.

References in this Article to a Director shall include references to an alternate director who at the relevant time is entitled to receive notice of and to attend a meeting of the Directors or, as the case may be, the relevant Committee.

34. Directors as corporations

Where a director is a corporation, a director, the secretary or other officer thereof shall be deemed to be a duly authorised representative of that corporation for the purposes of signing any written resolution of directors of the Company.

35. Sole director

If and so long as the minimum number of directors specified under these Articles is one, a sole director may exercise all the powers conferred on the directors by these Articles, and shall do so by written resolution under his hand and, so long as there is such sole director, regulations 88 to 90 of Table A shall not apply to the Company and article 33 shall have no effect.

36. Resolution in writing

A resolution in writing such as is referred to in regulation 93 of Table A signed by any relevant director, alternate director or member of a Committee may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

37. Participation at meetings by telephone

37.1 Directors (or their alternates) or other persons participating in the manner described in this article shall be deemed to be present in person and to be holding a meeting.

37.2 Any director (including an alternate director) or other person may participate in a meeting of the directors or a Committee of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other. Resolutions and decisions of the kind normally made or taken at a physical meeting of the directors or a Committee in accordance with these Articles can accordingly be so made or taken in circumstances where none or only some of the directors or other persons are physically present with each other. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is.

38. Directors' interests

Subject to such disclosure as is required by section 317 of the Act a director shall be counted for the purposes of calculating whether there is a quorum and shall be entitled to vote at a meeting of directors or of a Committee on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company.

39. Secretary

Subject to the provisions of the Act, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them. If thought fit, two or more persons may be appointed as joint Secretaries. The Directors may also appoint from time to time on such terms as they think fit one or more assistant or deputy Secretaries.

THE SEAL

40. Sealing

40.1 If the Company has a seal it shall only be used with the authority of the directors or of a Committee. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal.

40.2 The directors or a Committee authorised to do so by the directors may by telephone or telex communication or by facsimile reproduction authorise the secretary or any director to use the seal and the transmission of such authority shall constitute a determination in such a case that the secretary or the designated director above may sign any instrument to which the seal is to be affixed pursuant to that authority, and regulation 101 of Table A shall be modified accordingly.

41. Execution of a document as a deed

Where the Statutes so permit, any instrument signed by one director and the secretary or by two directors and expressed to be executed by the Company shall have the same effect as if executed under the seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the directors or of a committee authorised by the directors in that behalf.

42. Official seal

In accordance with section 39 of the Act the Company may have an official seal for use in any territory, district or place outside the United Kingdom.

DIVIDENDS

43. Payment of dividends

43.1 The payment by the Directors of any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company as trustee in respect of such moneys. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

43.2 The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts or other liabilities in respect of which the lien exists.

NOTICES

44. Form of notice

Any notice required by these Articles to be given by the Company may be given by any written documentary form including by means of telex, cable, electronic mail or facsimile, and a notice communicated by such forms of immediate transmission shall be deemed to be given at the time it is transmitted to the person to whom it is addressed. Regulations 111 and 112 of Table A shall be amended accordingly.

INDEMNITY

45. Officers' indemnity

Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled, every director, secretary, auditor or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, expenses, losses and liabilities sustained or incurred by him in the actual or purported execution of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his office including, but without prejudice to the generality of the foregoing, any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in connection with any application in which relief is granted to him by the Court from liability in respect of any act or omission done or alleged to be done by him as an officer or employee of the Company.

46. Directors' power to purchase indemnity insurance

The directors shall have power to purchase and maintain for any director, secretary, auditor or other officer of the Company insurance against any such liability as is referred to in section 310(1) of the Act.

Registered No. 4314442

The Companies Act 1985

Private Company Limited by shares

MEMORANDUM OF ASSOCIATION

AND

ARTICLES OF ASSOCIATION

Of

National Grid (US) Partner 2 Limited


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

OF A PRIVATE LIMITED COMPANY

Company No. 4314442

The Registrar of Companies for England and Wales hereby certifies that

NATIONAL GRID (US) PARTNER 2 LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, London, the 31st October 2001

For The Registrar Of Companies



COMPANIES HOUSE

Registered No. 4314442

The Companies Acts
Company Limited By Shares

MEMORANDUM OF ASSOCIATION
of
NATIONAL GRID (US) PARTNER 2 LIMITED

(Incorporated on 31 October 2001)

1. The Company's name is **NATIONAL GRID (US) PARTNER 2 LIMITED.**

2. The Company's registered office is to be situated in England and Wales.

3. The Company's objects are:

3.1.1 to carry on all or any of the following businesses: representatives, agents, factors, distributors, importers, exporters, manufacturers and wholesale and retail dealers for or on behalf of any company or as principals in and about every kind of marketable product, process, materials and services of whatever description, and for these purposes to negotiate and handle contracts and agreements of all kinds, to act as representatives and agents of and for any individual, company, firm, association, authority, organisation or other body in any part of the world and for any purpose whatever, to tender for and to place contracts, investments and other rights, to act for and to provide all kinds of services, agencies and consultancies to all or any parties or prospective parties to any contract or other agreement, and to carry on business as advertising and publicity agents, sales promoters, marketing and market research specialists, direct selling and mail order specialists, exhibition and display contractors and promoters, merchandising agents, warehousers, storers, packers, customs house brokers, shipping and forwarding agents, clearing agents, wharfingers, insurance brokers, carriers, hauliers and providers of all kinds of facilities in connection with or ancillary to any of the above businesses;

3.1.2 to carry on the business of an investment and holding company and to invest and deal in shares, stocks, debentures and securities of any kind issued or guaranteed by any body of whatever nature and wheresoever constituted or carrying on business;

3.2 to employ the funds of the Company in the development and expansion of the business of the Company and all or any of its subsidiary or associated companies and in any other company whether now existing or hereafter to be formed and engaged in any like business of the Company or any of its subsidiary or associated companies or in any other industry ancillary thereto or in any business which can conveniently be carried on in connection therewith;

3.3 to co-ordinate the administration, policies, management, supervising, control, research, development, planning, manufacture, trading and any and all other activities of, and to act as financial advisers and consultants to, any company or companies or group of companies now or hereafter formed or incorporated or acquired which may be or may become related or associated in any way with the Company or with any company related or associated therewith and either without remuneration or on such terms as to remuneration as may be agreed;

3.4 to advance and lend money with or without security and to guarantee the performance of the contracts or obligations or the repayment of capital, principal, dividends, interest or premiums payable on any stock, shares, securities or debentures of, or other investments in, any company or person and in particular (but without limiting the generality of the foregoing) of any company which is for the time being the Company's holding company (as defined by section 736 Companies Act 1985) or another subsidiary (as defined by that section) of the Company's holding company and to give all kinds of indemnities;

3.5 to organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies, corporations, syndicates, partnerships, associations and firms of all kinds and to underwrite or guarantee the subscription of, shares, stocks, debentures, debenture stock, bonds, loans, obligations, securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof;

3.6 to carry on the business of land and property developers of every and any description and to acquire by purchase, lease, concession, grant, licence or otherwise such lands, buildings, leases, underleases, rights, privileges, stocks, shares and debentures in public or private companies, corporate or unincorporate, policies of insurance and other such property as the Company may deem fit and shall acquire the same for the purposes of investment and development and with a view to receiving the income therefrom; and to enter into any contracts and other arrangements of all kinds with persons having dealings with the Company on such terms and for such periods of time as the Company may from time to time determine, on a commission or fee basis or otherwise, and to carry on any other trade or business, whatever, of a like and similar nature;

3.7 to carry on all kinds of promotion business and, in particular, to form, constitute, float, lend money to, assist, manage and control any companies, associations or undertakings whatsoever and to market, advertise or promote goods, services, material (tangible or intangible) or any other thing whatsoever;

3.8 to vary the investments and holdings of the Company as may from time to time be deemed desirable;

3.9 to act as trustee of any kind including trustee of any deeds constituting or securing any debentures, debenture stock or other securities or obligations and to undertake and execute any trust or trust business (including the business of acting as trustee under wills and settlements), and to do anything that may be necessary or assist in the obtaining of any benefit under the estate of an individual, and also to undertake the office of executor, administrator, secretary, treasurer or registrar or to become manager of any business, and to keep any register or undertake any registration duties, whether in relation to securities or otherwise;

3.10 to provide technical, cultural, artistic, educational, entertainment or business material, facilities, information or services and to carry on any business involving any such provision;

3.11 to carry on the business of commission agents, factors, general merchants and dealers in every description of goods, exporters and importers, concessionaires, wholesale and retail traders, carriers, warehousemen, designers, advertising contractors or agents, or trustees, brokers or agents for any company;

3.12 to manufacture, develop, process, refine, repair, purchase, sell, export, import, deal in or let on hire all kinds of goods, substances, articles, services and material (tangible or intangible) of any kind which may be advantageous to the Company or which any of the customers or other companies having dealings with the Company may from time to time require;

3.13 to provide services of any kind including the carrying on of advisory, consultancy, brokerage and agency business of any kind;

3.14 to acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company;

3.15 to enter into any arrangements with any government or authority or person and to obtain from any such government or authority or person any legislation, orders, rights, privileges, franchises and concessions and to carry out, exercise and comply with the same;

3.16 to purchase, take on lease or in exchange, hire, renew, or otherwise acquire and hold for any estate or interest, and to sell, let, grant licences, easements, options and other rights over or otherwise deal with or dispose of, in whole or in part, any lands, buildings, machinery, rights, stock-in-trade, business concerns, choses in action, and any other real and personal property of any kind including all of the assets of the Company and to perform any services or render any consideration and to construct, equip, alter and maintain any buildings, works and machinery necessary or convenient for the Company's business and in each case for any consideration (including in particular but without detracting from the generality of the foregoing for any securities or for a share of profit or a royalty or other periodical or deferred payment);

3.17 to enter into partnership or any other arrangement for sharing profits or joint venture or cooperation with any company carrying on, engaged in or about to carry on or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company, and to subsidise or otherwise assist any such company;

3.18 to invest money of the Company (or any of its subsidiaries) in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets and to carry on the business of an investment company;

3.19 to lend or advance money or otherwise give credit or provide financial accommodation to any company with or without security and to deposit money with any company and to carry on the business of a banking, finance or insurance company;

3.20 for any reason whatsoever to mortgage, charge, pledge or otherwise secure, either with or without the Company receiving any consideration or advantage, all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of

the Company and to guarantee, indemnify or otherwise support or secure, either with or without the Company receiving any consideration or advantage and whether by personal covenant or by mortgaging, charging, pledging or otherwise securing all or any part of the undertaking, property, assets, rights and revenues present and future and uncalled capital of the Company or by any or all such methods or by any other means whatsoever, the liabilities and obligations of any person, firm or company including but not limited to any company which is for the time being the holding company or a subsidiary undertaking (both as defined in the Companies Act 1985 as amended) of the Company or of the Company's holding company as so defined;

3.21 to borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation of or binding on the Company or any other company and in particular by mortgaging or charging all or any part of the undertaking, property and assets (present or future) and the uncalled capital of the Company, or by the creation and issue, on such terms as may be thought expedient, of securities of any description;

3.22 to undertake interest rate and currency swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind and all or any of which may be on a fixed and/or floating rate basis and/or in respect of Sterling, any other currencies, basket of currencies including but not limited to European Currency Units (as the same may from time to time be designated or constituted) or commodities of any kind and in the case of such swaps, options, swap option contracts, forward exchange contracts, forward rate agreements, futures contracts or other financial instruments including hedging agreements and derivatives of any kind that may be undertaken by the Company on a speculative basis or otherwise;

3.23 to undertake any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or combination of these transactions and whether for the purposes of risk management, on a speculative basis or otherwise;

3.24 to draw, make, accept, indorse, discount, execute, issue, negotiate and deal in promissory notes, bills of exchange, shipping documents and other instruments and securities (whether negotiable, transferable or otherwise) and to buy, sell and deal in foreign currencies;

3.25 to buy, sell, export, manufacture and deal in all kinds of goods, stores and equipment whether in connection with any of the above activities or otherwise and to act as agents for all purposes;

3.26 to apply for, purchase or otherwise acquire any patents, licences, concessions, privileges and like rights, conferring a non-exclusive or exclusive or limited right to use, or any secret or other information as to any invention which is capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company and to use, exercise, develop, grant licences in respect of, or otherwise turn to account, the rights and information so acquired;

3.27 to apply for and take out, purchase or otherwise acquire, sell, licence, transfer, deal or trade in any way in trade marks and names, service marks and names, designs, patents, patent rights, inventions, secret processes, know-how and information and any form of intellectual property and to carry on the business of an inventor, designer or research organisation;

3.28 to sell, improve, manage, develop, lease, mortgage, let, charge, dispose of, turn to account, or otherwise deal with all or any part of the undertaking or property or rights of the Company, and to sell the undertaking of the Company, or any part thereof for such consideration as the Company may think fit, and in particular for cash, shares, debentures or debenture stock or other obligations, whether fully paid or otherwise, of any other company;

3.29 to issue and allot securities of the Company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose;

3.30 to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the Company or in or about the formation of the Company or the conduct or course of its business, and to establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to carry on the business of company, fund, trust or business promoters or managers and of underwriters or dealers in securities, and to act as director of, and as secretary, manager, registrar or transfer agent for, any other company;

3.31 to grant or procure the grant of donations, gratuities, pensions, annuities, allowances, or other benefits, including benefits on death, to any directors, officers or employees or former directors, officers or employees of the Company or any company which at any time is or was a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the Company or whom the board of directors of the Company considers have any moral claim on the Company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes (including in particular but without detracting from the generality of the foregoing any trust or scheme relating to the grant of any option over, or other interest in, any share in the capital of the Company or of any other company, or in any debenture or security of any corporation or company, including the Company) or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the Company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the Company or its members or for any national, charitable, benevolent, educational, social, public, general or useful object;

3.32 to promote or assist in promoting any company or companies in any part of the world and to subscribe shares therein or other securities thereof for the purpose of carrying on any

business which the Company is authorised to carry on, or for any other purpose which may seem directly or indirectly calculated to benefit the Company;

3.33 to amalgamate with any other company in any manner whatsoever (whether with or without a liquidation of the Company);

3.34 to procure the Company to be registered or recognised in any country or place in any part of the world;

3.35 to cease carrying on or wind-up any business or activity of the Company, and to cancel any registration of and to wind-up or procure the dissolution of the Company in any state or territory;

3.36 to compensate for loss of office any directors or other officers of the Company and to make payments to any persons whose office, employment or duties may be terminated by virtue of any transaction in which the Company is engaged;

3.37 to pay out of the funds of the Company the costs, charges and expenses of and incidental to the formation and registration of the Company, and any company promoted by the Company, and the issue of the capital of the Company and any such other company and of and incidental to the negotiations between the promoters preliminary to the formation of the Company, and also all costs and expenses of and incidental to the acquisition by the Company of any property or assets and of and incidental to the accomplishment of all or any formalities which the Company may think necessary or proper in connection with any of the matters aforesaid;

3.38 to effect insurances against losses, damages, risks and liabilities of all kinds which may affect the Company or any subsidiary of it or company associated with it or in which it is or may be interested;

3.39 to purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers, employees or auditors of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their powers and/or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwise to indemnify or to exempt any such person against or from any such liability. For the purposes of this clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985 (as amended);

3.40 to act as directors or managers of or to appoint directors or managers of any subsidiary company or of any other company in which the Company is or may be interested;

3.41 to contribute by donation, subscription, guarantee or otherwise to any public, general, charitable, political or useful object whatsoever;

3.42 to distribute among the members in cash, specie or kind any property of the Company, or any proceeds of sale or disposal of any property of the Company, but so that no distribution amounting to a reduction of capital be made except with the sanction (if any) for the time being required by law;

3.43 to do all or any of the above things in any part of the world, and either as principals, agents, trustees, contractors or otherwise and either alone or in conjunction with others, and either by or through agents, sub-contractors, trustees, subsidiaries or otherwise;

3.44 to carry on any other activity and do anything of any nature which in the opinion of the board of directors of the Company is or may be capable of being conveniently carried on or done by the Company in connection with the above, or may seem to the Company calculated directly or indirectly to enhance the value of or render more profitable all or any part of the Company's undertaking, property or assets or otherwise to advance the interests of the Company or any of its members; and

3.45 to do all such things as in the opinion of the board of directors of the Company are or may be incidental or conducive to the above objects or any of them.

And it is hereby declared that for the purposes of this clause:-

3.45.1 the word "company" shall (except where referring to this Company) be deemed to include any person or partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, resident or domiciled in the United Kingdom or elsewhere;

3.45.2 "associated companies" shall mean any two or more companies if one has control of the other or others, or any person has control of both or all of them;

3.45.3 "securities" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation;

3.45.4 "and" and "or" shall mean "and/or";

3.45.5 "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible; and

3.45.6 the objects specified in each paragraph of this clause shall, except if at all where otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company or the nature of any business carried on by the Company or the order in which such objects are stated, but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of the said paragraphs defined the objects of a separate, distinct and independent company.

4. The liability of the members is limited.

5. The share capital of the Company is US $4,000,000 divided into 4,000,000 shares of $1 each.

The person whose name and address is subscribed wishes to form a Company pursuant to this Memorandum of Association, and agrees to take the number of shares in the capital of the Company set opposite its name.

NAME, ADDRESS AND NUMBER OF SHARES TAKEN BY SUBSCRIBER

National Grid (US) Investments 4 Third Floor 15 Marylebone Road London NW1 5JD	One

M. O'Donovan

NAME MARTIN O'DONOVAN

ADDRESS INGLESTONE 9 WOODFIELD LANE

ASHTEAD SURREY KT21 2BQ

OCCUPATION - CORPORATE TREASURER

Dated this 18th day of October 2001.

Witness to the above signature:

D Bonar

NAME DAVID BONAR

ADDRESS 30 HAMILTON ROAD

HARROW

HA1 1SX

OCCUPATION CHARTERED ACCOUNTANT

Registered No. 4314442

The Companies Acts
Company Limited by Shares

ARTICLES OF ASSOCIATION

of

NATIONAL GRID (US) PARTNER 2 LIMITED
(Incorporated on 31 October 2001)

DEFINITIONS AND INTERPRETATION

1. **Definitions**

In these Articles and the applicable regulations of Table A (as defined below) the following words and expressions have the meanings set opposite them:

"Act"	the Companies Act 1985 and any reference herein to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force
"Committee"	a committee of the board of directors of the Company duly appointed pursuant to these Articles
"Statutes"	every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) for the time being in force concerning companies and affecting the Company
"Table A"	Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 as amended by the Companies (Tables A to F) (Amendment) Regulations 1985
"these Articles"	these articles of association as originally adopted or as altered from time to time

Words importing the singular number include the plural number and vice versa, words importing one gender include all genders and words importing persons include bodies corporate and unincorporated associations. Headings to these Articles are inserted for convenience and shall not affect their construction.

2. **Table A**

The regulations contained in Table A shall apply to the Company except in so far as they are excluded by or are inconsistent with these Articles. Regulations 8, 24, 40, 41, 64, 65, 67, 73 to 78 (inclusive), 80, 83, 94 to 98 (inclusive), 108 and 118 of Table A shall not apply to the Company.

SHARE CAPITAL

3. **Directors' power to allot shares**

Subject to any direction to the contrary which may be given by the Company in general meeting, the directors are unconditionally authorised to allot, create, deal with or otherwise dispose of relevant securities (within the meaning of section 80(2) of the Act) to such persons (including any director) on such terms and at such time or times as they think fit, provided that no shares shall be issued at a discount.

4. **Extent of directors' power to allot shares**

The maximum nominal amount of share capital which the directors may allot or otherwise dispose of in accordance with article 3 shall be the nominal amount of unissued share capital at the date of incorporation of the Company or such other amount as shall be authorised by the Company in general meeting.

5. **Duration of directors' power to allot shares**

The authority conferred on the directors by articles 3 and 4 shall remain in force for a period of five years from the date of incorporation of the Company and thereafter provided this authority is renewed from time to time by the Company in general meeting in accordance with section 80 of the Act.

6. **Disapplication of statutory pre-emption provisions**

In accordance with section 91(1) of the Act, the provisions of sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the share capital of the Company (present and future).

7. **Alteration of share capital**

Subject to the provisions of the Act, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or other distributable reserve in any way.

LIEN

8. Company's lien

8.1 The Company shall have a first and paramount lien on every share for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares registered in the name of any person (whether solely or jointly with others) for all monies owing to the Company from him or his estate either alone or jointly with any other person whether as a member or not and whether such monies are presently payable or not. The directors may at any time declare any share to be wholly or partly exempt from the provisions of this article. The Company's lien on a share shall extend to any amount payable in respect of it.

8.2 Subject to the provisions of the Act and these Articles, a forfeited share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the share to that person.

TRANSFER OF SHARES

9. Right to refuse registration

The directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share whether or not it is a fully paid share.

PROCEEDINGS AT GENERAL MEETINGS

10. Quorum

No business shall be transacted at any general meeting unless a quorum is present. Subject to article 11 of these Articles two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

11. Quorum if only a sole member

If and for so long as the Company has only one member, that member present in person or by proxy or if that member is a corporation by a duly authorised representative shall be a quorum.

12. **Procedure if a quorum is not present**

If a quorum is not present within half an hour of the time appointed for a general meeting, the meeting, if convened on the requisition of members, shall be dissolved; in any other case it shall stand adjourned to such day and at such time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

13. **Procedure if a single member company**

13.1 If the membership of the Company falls to one member, or having had one member, increases to more than one member an appropriate statement of such event shall together with the date of that event be entered in the register of members in accordance with section 352A of the Act.

13.2 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting save that this article shall not apply to resolutions passed pursuant to sections 303 and 391 of the Act. Any decision taken by a member pursuant to this article shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

13.3 If and for so long as the Company has only one member and that member is a director, the Company shall, except as to contracts in the ordinary course of the Company's business, comply with the obligation in section 322B of the Act to ensure that any contract between the Company and that member is in writing or set out in a memorandum in writing or is recorded in the minutes of the first meeting of the directors following the making of that contract.

14. **Signature by or on behalf of members**

In the case of:

14.1 a member which is a corporation the signature of:

14.1.1 any director or the secretary of that corporation; or

14.1.2 any other person authorised in that behalf either generally or in a particular case by notice in writing to the Company in accordance with sub-paragraph 14.1.1 above; and,

14.2 a share registered in the name of joint holders, the signature of any one of such joint holders,

shall be deemed to be and shall be accepted as the signature of the member or members concerned for all purposes including the signature of any form of proxy, resolution in writing, notice or other document signed or approved pursuant to any provision of these Articles.

15. Right to demand a poll

A poll may be demanded at any general meeting by any member (or his proxy or, in the case of a corporation, his duly authorised representative) entitled to vote thereat. Regulation 46 of Table A shall be modified accordingly.

16. Resolution in writing

A resolution in writing such as is referred to in regulation 53 of Table A executed by or on behalf of a member may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

17. Voting

17.1 On a show of hands or on a poll votes may be given either personally or by proxy and regulation 54 of Table A shall be construed accordingly. In the case of a member which is a corporation, a director or the secretary shall be deemed to be a duly authorised representative of that corporation for the purposes of regulation 54 of Table A and for the purpose of agreeing to short notice of, or attending and voting at, any general meeting of the Company.

17.2 Subject to any rights or restrictions attached to any shares,

17.2.1 on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, (not being himself a member entitled to vote), and every person (not being entitled to vote in any other capacity) present as a proxy for a member or members shall have one vote; and

17.2.2 on a poll every member (or his proxy) shall have one vote for every share of which he (or the member by whom he was appointed) is the holder.

17.3 Regulation 59 of Table A shall be amended by the addition of the following:

"On a show of hands or a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and a member entitled to more than one vote on a poll need not use all his votes or cast all his votes used in the same way. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting except with the permission of the chairman of the meeting."

18. Proxies

An instrument appointing a proxy may, in the case of a corporation, be signed on its behalf by a director, the secretary or other officer thereof or by its duly appointed attorney or duly authorised representative. Regulation 60 of Table A shall be construed accordingly. The directors may at their discretion treat a copy of a faxed or machine made instrument appointing a proxy as an instrument of proxy. Appointment of a proxy may be accepted by the directors at any time prior to the meeting at which the person named in the instrument proposes to vote (or, where a poll is demanded at the meeting, but not taken forthwith, at any time prior to the taking of the poll). An instrument of proxy may be revoked at any time prior to the commencement of the meeting by notice of revocation given by such means as an instrument of proxy may be given under these Articles. Regulation 62 of Table A shall be construed accordingly.

NUMBER OF DIRECTORS

19. Number of directors

Unless otherwise determined by ordinary resolution, the number of directors shall not be subject to any maximum and the minimum number of directors shall be one.

ALTERNATE DIRECTORS

20. Appointment, removal and cessation

Any director (other than an alternate director) may appoint any person to be an alternate director and may remove from office an alternate director so appointed by him. An alternate director shall cease to be an alternate director if his appointor ceases to be a director.

21. Powers of an alternate director

If his appointor is for the time being unavailable or temporarily unable to act through ill health or disability, the signature of an alternate director to any resolution in writing of the directors shall be as effective as the signature of his appointor.

22. Alternate acting for more than one director

When an alternate director is also a director or acts as an alternate director for more than one director, such alternate director shall have one vote for every director so represented by him (in addition to his own vote if he is himself a director) and when so acting shall be considered as two directors for the purpose of making a quorum if the quorum exceeds two.

DELEGATION OF POWERS

23. **Committees**

The following sentences shall be inserted in place of the first sentence of regulation 72 of Table A:

"The directors may delegate any of their powers to any Committee consisting of one or more persons. Any Committee shall have the power unless the directors direct otherwise to co-opt as a member or as members of the Committee for any specific purpose any person or persons not being a director or directors of the Company".

APPOINTMENT AND RETIREMENT OF DIRECTORS

24. **No retirement by rotation**

The directors shall not be subject to retirement by rotation and accordingly the final two sentences of regulation 79 of Table A shall not apply to the Company.

25. **Casual vacancy**

The Company may by ordinary resolution appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

26. **Majority shareholders' right to appoint and remove directors**

Any member or members holding a majority in nominal amount of the issued ordinary share capital which confers the right to attend and vote at general meetings may at any time appoint any person to be a director, whether as an additional director or to fill a vacancy, and may remove from office any director howsoever appointed. Any such appointment or removal shall be effected by notice in writing to the Company signed by the member or members making the same or in the case of a corporate member signed by any director thereof or by any person so authorised by resolution of the directors or of any other governing body thereof. Any such appointment or removal shall take effect when the notice effecting the same is delivered to the registered office or to the secretary of the Company, or is produced at a meeting of the directors. Any such removal shall be without prejudice to any claim which a director may have under any contract between him and the Company.

27. **Death of a sole member**

In any case where as the result of the death of a sole member of the Company the Company has no members and no directors, the personal representatives of such deceased member shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 25 of these Articles.

28. **No age limit for directors**

There shall be no age limit for directors of the Company.

29. **No directors' shareholding requirement**

A director shall not be required to hold any qualification shares in the Company.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

30. **Disqualification**

Regulation 81 of Table A shall be amended by substituting for paragraphs (c) and (e) thereof the following provisions:

"(c) he becomes, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as a director; or"

"(e) he is otherwise duly removed from office."

REMUNERATION OF DIRECTORS

31. **Ordinary remuneration and extra remuneration**

Regulation 82 of Table A shall be amended by the addition of the following:

"Such remuneration shall be divided between the directors in such proportion and manner as the directors may unanimously determine or in default of such determination equally, except that any director holding office for less than a year or other period for which remuneration is paid shall rank in such division in proportion to the fraction of such year or other period during which he has held office. Any director who, at the request of the directors, performs special services or goes or resides abroad for any purpose of the Company may receive such extra remuneration by way of salary, commission or participation in profits, or partly in one way and partly in another, as the directors may determine."

32. **Directors' expenses**

The Directors (including alternate directors) may be paid all travelling, hotel, and other expenses properly and reasonably incurred by them in connection with their attendance at meetings of Directors or Committees or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

PROCEEDINGS OF DIRECTORS

33. Notice to directors outside the United Kingdom

33.1 Regulation 88 of Table A shall be amended by substituting for the sentence:

"It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom."

the following sentence:

"Notice of every meeting of directors shall be given to each director or his alternate director, including directors and alternate directors who may for the time being be absent from the United Kingdom and have given the Company their address outside the United Kingdom."

The final sentence of regulation 66 of Table A shall accordingly not apply to the Company.

33.2 In determining whether the quorum requirements fixed by or in accordance with these Articles are fulfilled as regards the transaction of business at any meeting of the Directors or of a Committee, the following shall be counted in the quorum:

33.2.1 in the case of a resolution approved by a meeting of the Directors or of a Committee held by telephone communication, all Directors participating in such meeting;

33.2.2 in the case of a meeting of the Directors or of a Committee, the Directors actually present at such meeting and any other Director in telephone communication with such meeting; and

33.2.3 in the case of a meeting held by means of facsimile transmissions, all Directors participating in such meeting by that means.

References in this Article to a Director shall include references to an alternate director who at the relevant time is entitled to receive notice of and to attend a meeting of the Directors or, as the case may be, the relevant Committee.

34. Directors as corporations

Where a director is a corporation, a director, the secretary or other officer thereof shall be deemed to be a duly authorised representative of that corporation for the purposes of signing any written resolution of directors of the Company.

35. Sole director

If and so long as the minimum number of directors specified under these Articles is one, a sole director may exercise all the powers conferred on the directors by these Articles, and shall do so by written resolution under his hand and, so long as there is such sole director, regulations 88 to 90 of Table A shall not apply to the Company and article 33 shall have no effect.

36. Resolution in writing

A resolution in writing such as is referred to in regulation 93 of Table A signed by any relevant director, alternate director or member of a Committee may be evidenced by letter, telex, cable, electronic mail, facsimile or otherwise as the directors may from time to time resolve.

37. Participation at meetings by telephone

37.1 Directors (or their alternates) or other persons participating in the manner described in this article shall be deemed to be present in person and to be holding a meeting.

37.2 Any director (including an alternate director) or other person may participate in a meeting of the directors or a Committee of which he is a member by means of a conference telephone or similar communicating equipment whereby all persons participating in the meeting can hear each other. Resolutions and decisions of the kind normally made or taken at a physical meeting of the directors or a Committee in accordance with these Articles can accordingly be so made or taken in circumstances where none or only some of the directors or other persons are physically present with each other. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is.

38. Directors' interests

Subject to such disclosure as is required by section 317 of the Act a director shall be counted for the purposes of calculating whether there is a quorum and shall be entitled to vote at a meeting of directors or of a Committee on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company.

39. Secretary

Subject to the provisions of the Act, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them. If thought fit, two or more persons may be appointed as joint Secretaries. The Directors may also appoint from time to time on such terms as they think fit one or more assistant or deputy Secretaries.

THE SEAL

40. Sealing

40.1 If the Company has a seal it shall only be used with the authority of the directors or of a Committee. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal.

40.2 The directors or a Committee authorised to do so by the directors may by telephone or telex communication or by facsimile reproduction authorise the secretary or any director to use the seal and the transmission of such authority shall constitute a determination in such a case that the secretary or the designated director above may sign any instrument to which the seal is to be affixed pursuant to that authority, and regulation 101 of Table A shall be modified accordingly.

41. Execution of a document as a deed

Where the Statutes so permit, any instrument signed by one director and the secretary or by two directors and expressed to be executed by the Company shall have the same effect as if executed under the seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended by the person or persons making it to have effect as a deed without the authority of the directors or of a committee authorised by the directors in that behalf.

42. Official seal

In accordance with section 39 of the Act the Company may have an official seal for use in any territory, district or place outside the United Kingdom.

DIVIDENDS

43. Payment of dividends

43.1 The payment by the Directors of any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company as trustee in respect of such moneys. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

43.2 The Directors may retain any dividend or other monies payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts or other liabilities in respect of which the lien exists.

NOTICES

44. **Form of notice**

Any notice required by these Articles to be given by the Company may be given by any written documentary form including by means of telex, cable, electronic mail or facsimile, and a notice communicated by such forms of immediate transmission shall be deemed to be given at the time it is transmitted to the person to whom it is addressed. Regulations 111 and 112 of Table A shall be amended accordingly.

INDEMNITY

45. **Officers' indemnity**

Subject to the provisions of the Act, but without prejudice to any indemnity to which a director may otherwise be entitled, every director, secretary, auditor or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, expenses, losses and liabilities sustained or incurred by him in the actual or purported execution of his duties or in the exercise or purported exercise of his powers or otherwise in connection with his office including, but without prejudice to the generality of the foregoing, any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgement is given in his favour or in which he is acquitted or which are otherwise disposed of without any finding or admission of any material breach of duty on his part, or in connection with any application in which relief is granted to him by the Court from liability in respect of any act or omission done or alleged to be done by him as an officer or employee of the Company.

46. **Directors' power to purchase indemnity insurance**

The directors shall have power to purchase and maintain for any director, secretary, auditor or other officer of the Company insurance against any such liability as is referred to in section 310(1) of the Act.

CERTIFICATE OF INCORPORATION

of

CONNECTICUT YANKEE ATOMIC POWER COMPANY

We, the incorporators, certify that we hereby associate ourselves as a body politic and corporate under the Stock Corporation Act of the State of Connecticut.

FIRST: The name of the corporation is CONNECTICUT YANKEE ATOMIC POWER COMPANY.

SECOND: A. The nature of the business to be transacted and the purposes to be promoted or carried out by the corporation are as follows:

1. To conduct and carry on, to the extent permitted by law, the business of acquiring, constructing, holding, leasing and/or owning electric generating stations and other facilities.
2. In general, to carry on any other lawful business whatsoever in connection with the foregoing or which is calculated, directly or indirectly, to promote the interest of the corporation or to enhance the value of its properties.

B. The corporation shall have all powers granted by law and all powers granted in the Stock Corporation Act of the State of Connecticut, as the same may be amended from

463

from time to time, including without limitation the following:

1. To acquire, by purchase or otherwise, hold, sell, convey and have and exercise any and all rights of ownership or interest in or to any real or personal property whatsoever, including, without limitation, shares, securities and any other interest in or obligation of other corporations or associations, individuals or governmental units.

2. To borrow money, issue promissory notes, bonds or other evidences of indebtedness and secure the same by mortgage, pledge or other form of security on any or all of its real or personal property or an interest therein.

3. To make contracts, including contracts of guaranty or suretyship or other similar financial arrangements and give security therefor.

4. To enter into any arrangement with others for the sharing of profits and losses or for any union of interest with respect to any transaction, operation or venture which the corporation has power to conduct by itself, even if such arrangement involves sharing or delegation of control of such transaction, operation or venture with or to others.

5. To carry on business in any place outside this state, if not prohibited by the laws of the place where such business is carried on.

464

6. To exercise all legal powers necessary or convenient to effect any or all of the purposes stated in this certificate of incorporation, whether or not such powers are set forth herein.

THIRD: The amount of the capital stock of the corporation hereby authorized is five thousand (5,000) shares, $100 par value, which stock shall all be common stock.

FOURTH: The minimum amount of stated capital with which the corporation shall commence business is One Thousand Dollars ($1,000).

Dated at Berlin , Connecticut, this 12th day of December, 1962.

Lester E. Reynolds

Dwight Douglass

C. Duane Blinn

STATE OF CONNECTICUT }
COUNTY OF HARTFORD } ss: Berlin December 12, 1962

Personally appeared Lester E. Reynolds, Dwight Douglass and C. Duane Blinn and made oath to the truth of the foregoing certificate by them signed, before me.

Notary Public

NOTARY PUBLIC CONNECTICUT

79
77

List A1
Card
Proof

CERTIFICATE OF INCORPORATION

of

CONNECTICUT YANKEE ATOMIC POWER COMPANY

FILED State of Connecticut

DEC 13 1962 11-40 AM

Ella T. Grasso Secretary of State By

FRANCHISE $ 50
Filing $ 25 Certification $ 1
FOR SECRETARY OF STATE

Taken
Certified Copy Sent
DEC 13 1962

DAY, BERRY & HOWARD

1121

'OL 631#

Amendment to Certificate of Incorporation of

Connecticut Yankee Atomic Power Company.

1. The name of the corporation is Connecticut Yankee Atomic Power Company.

2. The Certificate of Incorporation is amended only by the following resolution of directors and shareholders:

RESOLVED: That Article Third of the Certificate of Incorporation of this corporation is hereby amended to read as follows:

> The amount of the capital stock of the corporation hereby authorized is fifty thousand (50,000) shares, $100 par value, which stock shall all be common stock.

3. The above resolution was adopted by the board of directors and by the shareholders.

4. Vote of Shareholders:

Number of Shares Entitled to Vote	Total Voting Power of Shares Entitled to Vote	Vote Required for Adoption	Vote Favoring Adoption
10	10	7	10

Dated at Berlin, Connecticut, this 20th day of December, 1962.

Sherman R. Knapp
President

Robert F. Probst
Secretary

State of Connecticut }
County of Hartford } ss. December 20, 1962

Personally appeared Sherman R. Knapp and Robert F Probst and made oath to the truth of the foregoing certificate by them signed, before me.

C. Duane Blinn
Notary Public

1122



List A
Card AL
Proof

Amendment to Certificate of

Incorporation of

Connecticut Yankee Atomic Power

Company

FILED State of Connecticut
DEC 28 1962 2-15 PM
Ella T. Grasso Secretary of State By
A. V. Gerwatowski

Certified Copy Sent
Taken by Harold Buckingham
DEC 28 1962

Fee Paid 27
Date DEC 28 1962

DEC 28 1962

VOL659

1178

Amendment to Certificate of Incorporation of

Connecticut Yankee Atomic Power Company

1. The name of the corporation is Connecticut Yankee Atomic Power Company.

2. The Certificate of Incorporation is amended only by the following resolution of directors and shareholders:

RESOLVED: That Article Third of the Certificate of Incorporation of this Company as heretofore amended is hereby further amended to read as follows:

The amount of the capital stock of the corporation hereby authorized is 400,000 shares, $100 par value, which stock shall all be common stock.

3. The above resolution was adopted by the board of directors and shareholders.

4. Vote of Shareholders:

Number of Shares Entitled to Vote	Total Voting Power of Shares Entitled to Vote	Vote Required for Adoption	Vote Favoring Adoption
25,000	25,000	16,667	25,000

Dated at Berlin, Connecticut, this 14th day of May, 1964.

Sherman R. Knapp
President

Robert F. Probst
Secretary

State of Connecticut
County of Hartford } May 14, 1964

Personally appeared Sherman R. Knapp and Robert F. Probst and made oath to the truth of the foregoing certificate by them signed, before me.

C. Duane Blinn
Notary Public

1174



FILED State of Connecticut
MAY 18 1964 12 55 PM
Secretary of State

Increase of Capital
Fee, $ 3500 —
Paid, MAY 18 1964
FOR SECRETARY OF STATE

Fee Paid $ 27 —
Date MAY 18 1964

CERTIFIED COPY SENT
MAY 18 1964

Amendment to Certificate of Incorporation of

Connecticut Yankee Atomic Power Company

1. The name of the corporation is Connecticut Yankee Atomic Power Company.

2. The Certificate of Incorporation is amended only by the following resolution of directors and shareholders:

RESOLVED: That Article Third of the Certificate of Incorporation of this Company as heretofore amended is hereby further amended to read as follows:

The amount of the capital stock of the corporation hereby authorized is 700,000 shares, $100 par value, which stock shall all be common stock.

3. The above resolution was adopted by the board of directors and shareholders.

4. Vote of Shareholders:

mber of Shares titled to Vote	Total Voting Power of Shares Entitled to Vote	Vote Required for Adoption	Vote Favoring Adoption
100,000	100,000	66,667	100,000

Dated at Berlin, Connecticut, this 20th day of November, 1964.

Sherman R. Knapp
President

Robert F. Probst
Secretary

State of Connecticut }
County of Hartford } November 20, 1964

Personally appeared Sherman R. Knapp and Robert F. Probst and made oath to the truth of the foregoing certificate by them signed, before me.

C. Duane Blinn
Notary Public

\# 3000.00 tax
27.00

Card
List
Proof

FILED State of Connecticut
NOV 23 1964 10-45 AM
Ella T. Grasso Secretary of State By

Fee Paid $ 27
Date NOV 23 1964

CERTIFIED COPY SENT
NOV 23 1964

Taken by Mr Kenney

Increase of Capital
3,000
NOV 23 1964
SECRETARY OF STATE

FILING #0001679502 PG 01 OF 03 VOL B-00103
FILED 12/26/1995 03:00 PM PAGE 03253
SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

CERTIFICATE AMENDING OR RESTATING CERTIFICATE OF INCOR
61-38 Rev. 9/90
Stock Corporation

STATE OF CONNECTICUT
SECRETARY OF THE STATE
30 TRINITY STREET
HARTFORD, CT 06106

1. Name of Corporation (Please enter name within lines)

Connecticut Yankee Atomic Power Company

2. The Certificate of Incorporation is: (Check one)

[X] A. Amended only, pursuant to Conn. Gen. Stat. §33-360

[ ] B. Amended only, to cancel authorized shares (state number of shares to be canceled, the class, the series, if any, and the par value, P.A. 90-107.)

[ ] C. Restated only, pursuant to Conn. Gen. Stat §33-362(a)

[ ] D. Amended and restated, pursuant to Conn. Gen. Stat. §33-362(c).

[ ] E. Restated and superseded pursuant to Conn. Gen. Stat. §33-362(d).

Set forth here the resolution of amendment and/or restatement. Use an 8 1/2 X 11 attached sheet if more space is needed. Conn. Gen. Stat. §1-9.

See Attachment A.

(If 2A or 2B is checked, go to 5 & 6 to complete this certificate. If 2C or 2D is checked, complete 3A or 3B. If 2E is checked, complete 4.)

3. (Check one)

[ ] A. This certificate purports merely to restate but not to change the provisions of the original Certificate of Incorporation as supplemented and amended to date, and there is no discrepancy between the provisions of the original Certificate of Incorporation as supplemented and amended to date, and the provisions of this Restated Certificate of Incorporation (If 3A is checked, go to 5 & 6 to complete this certificate.).

[ ] B. This Restated Certificate of Incorporation shall give effect to the amendment(s) and purports to restate all those provisions now in effect not being amended by such new amendment(s). (If 3B is checked, check 4, if true, and go to 5 & 6 to complete this Certificate.)

4. (Check, if true)

[ ] This restated Certificate of Incorporation was adopted by the greatest vote which would have been required to amend any provision of the Certificate of Incorporation as in effect before such vote and supersedes such Certificate of Incorporation.

5. The manner of adopting the resolution was as follows: (

[X] A. By the board of directors and shareholders, pursuant to Conn. Gen. Stat. §33-360.
Vote of Shareholders: (Check (i) or (ii), and check (iii) if applicable.)

(i) [X] No shares are required to be voted as a class; the shareholder's vote was as follows:

Vote Required for Adoption 233,334 Vote Favoring Adoption 316,750

(ii) [ ] There are shares of more than one class entitled to vote as a class. The designation of each class required for adoption of the resolution and the vote of each class in favor of adoption were as follows:
(Use an 8 1/2 x 11 attached sheet if more space is needed. Conn. Gen. Stat. § 1-9.)

(iii) [ ] Check here if the corporation has 100 or more recordholders, as defined in Conn. Gen. Stat. §33-311a(a).

[ ] B. By the board of directors acting alone, pursuant to Conn. Gen. Stat. § 33-360(b)(2) or 33-362(a).

The number of affirmative votes required to adopt such resolution is: ________

The number of directors' votes in favor of the resolution was: ________

We hereby declare, under the penalties of false statement, that the statements made in the foregoing certificate are true:

(Print or Type)	Signature	(Print or Type)	Signature
Name of Pres./V. Pres. **John B. Keane**	[signature]	Name of Sec/Assn't Sec. **Mark A. Joyse**	[signature]

[ ] C. The corporation does not have any shareholders. The resolution was adopted by vote of at least two-thirds of the incorporators before the organization meeting of the corporation, and approved in writing by all subscribers for shares of the corporation. If there are not subscribers, state NONE below.

We (at least two-thirds of the incorporators) hereby declare, under the penalties of false statement, that the statements made in the foregoing certificate are true.

Signed Incorporator	Signed Incorporator	Signed Incorporator
Signed Subscriber	Signed Subscriber	Signed Subscriber

(Use an 8 1/2 X 11 attached sheet if more space is needed. Conn. Gen. Stat § 1 - 9)

6. Dated at Berlin, Connecticut this 26th of December, 1996

Rec, CC, GS: (Type or Print)
Tracy A. DeCredico
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037

Please provide filer's name and complete address for mailing receipt

FILING #0001679502 PG 03 OF 03 VOL B-00103
FILED 12/26/1996 03:00 PM PAGE 03?55
SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

ATTACHMENT A

(Connecticut Yankee Atomic Power Company)

RESOLVED, that a new Article FIFTH is hereby added to the Company's Certificate of Incorporation as follows:

ARTICLE FIFTH. Effective January 1, 1997, the Company shall indemnify and advance expenses to an individual made a party to a proceeding because he/she is or was a Director of the Company under Section 33-771 of the Connecticut General Statutes, Revision of 1958, as amended. Effective January 1, 1997, the Company shall also indemnify and advance expenses under Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes, to any officer, employee or agent of the company who is not a director to the same extent as provided to a director.

CERTIFICATE OF AMENDMENT

STOCK CORPORATION

Office of the Secretary of the State

30 Trinity Street/P.O. Box 150470 / Hartford, CT 06115-0470 /new 1-97

Space For Office Use Only

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SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

1. NAME OF CORPORATION

Connecticut Yankee Atomic Power Company

2. THE CERTIFICATE OF INCORPORATION IS (check A., B. or C.):

X A. AMENDED.

_____ B. AMENDED AND RESTATED.

_____ C. RESTATED.

3. TEXT OF EACH AMENDMENT / RESTATEMENT:

SEE ATTACHMENT A.

(Please reference an 8 1/2 X 11 attachment if additional space is needed)

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SECRETARY OF THE STATE
CONNECTICUT SECRETARY OF THE STATE

4. VOTE INFORMATION (check A., B. or C.)

X A. The resolution was approved by shareholders as follows:

(set forth all voting information required by Conn. Gen. Stat. section 33-800 as amended in the space provided below)

1. There is one class of capital stock, designated "Common Stock" and having a par value of $100.00 per share, of which 350,000 shares are outstanding.

2. No shares are entitled to be voted as a group.

3. The shareholders vote was as follows:

Vote required for adoption: 233,334

Vote favoring adoption: 350,000

_____ B. The amendment was adopted by the board of directors without shareholder action. No shareholder vote was required for adoption.

_____ C. The amendment was adopted by the incorporators without shareholder action. No shareholder vote was required for adoption.

5. EXECUTION

Dated this 9th day of October, 1998

O. Kay Comendul	Assistant Secretary	O. Kay Comendul
Print or type name of signatory	**Capacity of signatory**	**Signature**

r:\decreta\cy1098.ppt

ATTACHMENT A
(Connecticut Yankee Atomic Power Company)

RESOLVED, that Article FIFTH of the Certificate of Incorporation of the Company, as amended on December 26, 1996, is hereby deleted in its entirety and replaced with a new Article FIFTH to read as follows:

FIFTH: Effective January 1, 1997, the Company shall indemnify and advance reasonable expenses to an individual made or threatened to be made a party to a proceeding because he/she is or was a Director of the Company to the fullest extent permitted by law under Section 33-771 and Section 33-773 of the Connecticut General Statutes, as may be amended from time to time ("Connecticut General Statutes"). The Company shall also indemnify and advance reasonable expenses under Connecticut General Statutes Sections 33-770 to 33-778, inclusive, as amended, to any officer, employee or agent of the Company who is not a Director to the same extent as a Director and to such further extent, consistent with public policy, as may be provided by contract, the Certificate of Incorporation of the Company, the Bylaws of the Company or a resolution of the Board of Directors. In connection with any advance for such expenses, the Company may, but need not, require any such officer, employee or agent to deliver a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for expenses if it is ultimately determined that he/she is not entitled to indemnification. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall have the authority to determine that indemnification or advance for such expenses to any such officer, employee or agent is permissible and to authorize payment of such indemnification or advance for expenses. The Board of Directors, by resolution, the general counsel of the Company, or such additional officer or officers as the Board of Directors may specify, shall also have the authority to determine the terms on which the Company shall advance expenses to any such officer, employee or agent, which terms may, but need not, require delivery by such officer, employee or agent of a written affirmation of his/her good faith belief that he/she has met the relevant standard of conduct or a written undertaking to repay any funds advanced for such expenses if it is ultimately determined that he/she is not entitled to indemnification.

The indemnification and advance for expenses provided for herein shall not be deemed exclusive of any other rights to which those indemnified or eligible for advance for expenses may be entitled under Connecticut law as in effect on the effective date hereof and as thereafter amended or any Bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity as a Director, officer, employee or agent of the Company and as to action in his or her capacity (undertaken at the specific request of an officer of the Company) as a director or officer of another corporation, partnership, joint venture, trust or enterprise, and shall continue as to a person who has ceased to be a Director, officer, employee or agent of the Company for his or her acts or omissions prior to such cessation of his or her relationship with the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

No lawful repeal or modification of this Article FIFTH or the adoption of any provision inconsistent herewith by the Board of Directors and shareholders of the Company or change in statute shall apply to or have any effect on the obligations of the Company to indemnify or to pay for or reimburse in advance expenses incurred by a Director, officer, employee or agent of the Company in defending any proceeding arising out of or with respect to any acts or omissions occurring at or prior to the effective date of such repeal, modification or adoption of a provision or statutes change inconsistent herewith.

BY-LAWS

CONNECTICUT YANKEE ATOMIC POWER COMPANY

Adopted
December 12, 1962

Amended
June 20, 1964
March 4, 1992
June 2, 1993

CONNECTICUT YANKEE ATOMIC POWER COMPANY

BY-LAWS

ARTICLE I

GENERAL

Section 1. These by-laws are intended to supplement and implement applicable provisions of law and of the certificate of incorporation of this Company with respect to the regulation and management of the affairs of this Company.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Any meeting of the stockholders may be held at any place within or without the State of Connecticut, the place thereof to be designated in the call therefor.

Section 2. The annual meeting of the stockholders shall be held in March in each year at the place, on the day and at the hour designated by the Board of Directors.

Section 3. The Board of Directors may fix a date as the record date for the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any distribution, or for any other proper purpose, such date in any case to be not earlier than the date such action is taken by the Board of Directors and not more than seventy days, and, in the case of a meeting of stockholders, not less than ten full days, immediately preceding the date on which the particular event, requiring such determination of stockholders, is to occur. In such case, only such stockholders as shall be stockholders on the record date so fixed shall be entitled to the rights of stockholders of the Company on the date of the particular event for which the record date was fixed, notwithstanding the transfer of any shares of stock on the books of the Company after any such record date so fixed.

ARTICLE III

DIRECTORS

Section 1. The business, property ands affairs of the Company shall be managed by a Board of not less than three nor more than twenty-five directors. The number of directorships at any time within such maximum and minimum shall be the number fixed by resolution of the stockholders or Board of Directors or, in the absence of such a resolution, shall be the number of directors elected at the preceding annual meeting of the stockholders.

Section 2. The Board of Directors may designate a person who has been a director of the Company to serve as an emeritus director. Such person shall not be counted for purposes of determining a quorum and shall not have voting rights.

Section 3. The Board of Directors shall have power to choose, appoint and employ such officers, employees and agents as they may deem the interest of the Company requires and to fix the compensation and define the powers and duties of all such officers, employees and agents. All such officers, employees and agents shall be subject to the order of the Board, shall hold their offices at the pleasure of the Board, and may be removed at any time by the Board at its discretion.

ARTICLE IV

MEETINGS OF DIRECTORS

Section 1. A regular meeting of the Board of Directors shall be held without notice immediately after the annual stockholders' meeting or as soon thereafter as convenient for the purpose of organization. At such meeting the Board shall choose and appoint the officers of the Company who shall hold their offices (subject to the provisions of Section 2, Article III of these by-laws) for the ensuing year or until the next annual meeting and until their successors are chosen and qualify.

Section 2. All other regular meetings of the Board of Directors may be held at such time and place as the Board may determine and fix by resolution.

Section 3. Special meetings of the Board of Directors may be held at any place upon call of the President, or, in the event of his absence or inability to act, upon call of a Vice President, or upon call of any three or more directors.

Section 4. Oral, written or printed notice of the time and place of all special meetings of the Board of Directors shall be given to each director personally or by telephone, or by mail or telegraph at his last-known post office address, at least two days prior to the time of the meeting, provided that any one or more directors, as to himself, or themselves, may waive such notice, in writing or by telegraph, or by attendance at such meeting.

Section 5. A majority of the number of directorships at the time shall constitute a quorum. Except as otherwise provided by law or these by-laws, all questions shall be decided by vote of a majority of the directors present at any meeting of the Board at which a quorum is present.

Section 6. If all the directors in office at the time severally or collectively consent in writing to any action to be taken by the Company, and the number of such directors constitutes a quorum for such action, such action shall be as valid corporate action as though it had been authorized at a meeting of the Board of Directors. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors.

ARTICLE V

OFFICERS

Section 1. The officers of this Company shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairman, as the Board of Directors may from time to time choose or appoint.

Section 2. In addition to such powers and duties as the Board of Directors may prescribe, and except as may be otherwise provided by the Board, each officer shall generally have the powers and perform the duties which by law and general usage appertain to his particular office.

ARTICLE VI

EXECUTION OF PAPERS

Section 1. All deeds, leases, transfers, contracts, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the Company shall be executed by such officer as the Board of Directors may generally or in particular cases authorize.

ARTICLE VII

COMMITTEES

Section 1. The Board of Directors, by affirmative vote of directors holding a majority of the number of directorships, may appoint from the directors an executive committee and such other committees as it may deem judicious, and may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. The Board of Directors may, to the extent permitted by law, delegate to such committees any of the powers of the Board.

Section 2. A majority of any committee shall have the power to act, Committees shall keep full records of their proceedings and shall report the same to the Board of Directors.

ARTICLE VIII

CAPITAL STOCK

Section 1. Each stockholder shall be entitled to a certificate of the capital stock of the Company owned by him in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors. Such certificate shall bear the seal, or facsimile seal, of the Company and shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer except that such signatures may be facsimile signatures if such certificate is signed by a transfer agent, transfer clerk acting on behalf of the company or registrar. The restriction on transfer imposed by Section 2 of this Article VIII shall be noted conspicuously on each certificate.

Section 2. The approval of stockholders holding a majority of the outstanding shares of the Company's capital stock, evidenced either by a vote duly adopted at a meeting of the stockholders or by the written consents of the consenting stockholders, shall be required in the case of any sale, pledge, or other transfer of any share of stock heretofore or hereafter issued by the Company, except:

(1) a transfer by a corporate stockholder incident to a merger, consolidation or transfer of all or substantially all its assets to a successor corporation which shall, as a part of succession, assume all the obligations of the corporate stockholder to the Company, including without implied limitation, any contract for the purchase of electric power;

(2) a transfer to secure indebtedness of a corporate stockholder maturing not less than twelve months from the date thereof, whether to a pledgee, mortgagee, or trustee for the benefit of the holders of the securities representing such indebtedness; or

(3) a lien or transfer arising by operation of law or by virtue of the decree or order of any court of competent jurisdiction.

If any shares are transferred or made subject to a lien in any transaction permitted by (2) or (3) above, the transferee or lien holder shall make a written offer of the shares to the Company for purchase prior to any further sale or other transfer thereof, and the Company or its designees shall have the right to purchase such shares if within 10 days of receipt of such offer it notifies the transferee or lien holder in writing that it or its designees elects to purchase such shares, otherwise such share may be sold by the transferee or lien holder without regard to the restrictions upon sale or transfer imposed by this section. If the Company or its designees elects to purchase such shares, the price to be paid for the shares shall be the book value thereof as of the end of the month last preceding the date on which such offer is received by the Company.

For purposes of establishing the value of shares of capital stock under this Section 2, book value shall be deemed to be the sum of the following:

(a) Par or stated value of Common Stock
(b) Capital or paid-in surplus
(c) Retained earnings or earned surplus
(d) Surplus reserves

after adjustments for (i) mathematical errors and omissions, (ii) any deferred or unapplied debits, and (iii) any other adjustments necessary to show assets and liabilities at amounts determined by and recorded in the accounting records of the Company in accordance with the Uniform System of Accounts prescribed by the Federal Power Commission for Class A Public Utilities (or, if said Commission does not have jurisdiction, then in accordance with the applicable accounting regulations prescribed by the regulatory body which has primary accounting jurisdiction at the time). The book value of each share of capital stock is determined by dividing the total book value by the number of shares outstanding.

In the case of such sale, the sale shall be consummated at the Company's principal office on such business day (not later than 20 days after the price is determined) and at such hour during customary business hours as the purchaser may specify in a written notice given to the seller at least 10 days in advance of the specified date.

Any transfer made in violation of the foregoing restrictions shall be invalid. The restriction on transfer imposed by this Section 2 shall be noted conspicuously on each certificate of the capital stock.

ARTICLE IX

CORPORATE SEAL

Section 1. The corporate seal of the Company shall be circular in form, with the name of the Company inscribed thereon.

ARTICLE X

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND INDEPENDENT CONTRACTORS

Section 1. The Board of Directors may, as and to the extent permitted by law, indemnify and reimburse any person made a party to any action, suit or proceeding by reason of the fact that he, or a person whose legal representative or successor he is, is or was a director, officer, employee or independent contractor of this company for expenses, including attorneys' fees, and such amount of any judgment, money decree, fine, penalty or settlement for which he may become liable as the Board of Director deems reasonable, actually incurred by him in connection with the defense or reasonable settlement of any such action, suit, proceeding or any appeal therein, except in relation to matters as to which he, or such person whose legal representative or successor he is, is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties.

ARTICLE XI

AMENDMENTS

Section 1. These by-laws may be altered, amended, added to or repealed by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the stockholders called for the purpose or by an affirmative vote of directors holding a majority of the number of directorships at any meeting of the Board called for the purpose.

I HEREBY CERTIFY that the foregoing copy of "By-Laws of Connecticut Yankee Atomic Power Company" is a true and correct copy of said By-Laws in full force and effect as of this ____ day of __________, 19__.

____

Assistant Secretary

STATE OF MAINE

CERTIFICATE OF ORGANIZATION OF A CORPORATION

UNDER THE GENERAL LAW

The undersigned, officers of a corporation organized at Augusta, Maine, at a meeting of the signers of the articles of agreement therefor, duly called and held at the offices of Central Maine Power Company, 9 Green Street, in the City of Augusta, Maine, on the 3rd day of January, A. D. 1966, hereby certify as follows:

The name of said corporation is MAINE YANKEE ATOMIC POWER COMPANY.

The purposes of said corporation are:

1. To construct and operate in the State of Maine properties and facilities to make and generate electricity, including electricity generated from nuclear or atomic energy or from steam or other energy produced by nuclear or atomic fuels, and to transmit, distribute, supply and sell electricity to other electric utilities doing business within or outside of the State of Maine and which are stockholders of the corporation.

2. To do any and all things incidental to or expedient for the attainment of the foregoing including without limitation: (a) to purchase, lease and otherwise acquire, improve, operate and otherwise deal in and with real and personal property, or any interest therein, wherever situated; (b) to sell, lease and otherwise dispose of all or any of its property, or any interest therein; and (c) to make contracts, conduct research, give guaranties in connection with transactions in which it has an interest, incur liabilities, invest its funds, borrow money, issue its notes, bonds and other obligations, and secure any of its obligations by mortgage, pledge or encumbrance of, or security interest in, all or any of its property, including any franchise or permit or any right thereunder, or any interest therein.

The amount of capital stock is $2,000,000 divided into 20,000 shares of common stock, $100 par value.

The amount of common stock is $2,000,000 divided into 20,000 shares, $100 par value.

The amount of preferred stock is none.

The amount of capital stock already paid in is $300.

The par value of the shares is $100 per share.

The names and addresses of the owners of said shares are as follows:

Names	Addresses	No. of Shares
William H. Dunham	Manchester, Maine	1
Robert N. Haskell	Bangor, Maine	1
C. Hazen Stetson	Presque Isle, Maine	1

Said corporation is located at Augusta in the County of Kennebec.

The number of directors is not less than three nor more than seventeen, the exact number to be fixed by the stockholders from time to time; the initial number being fixed at three and their names are: William H. Dunham, Robert N. Haskell and C. Hazen Stetson.

The name of the clerk is Joseph P. Gorham and his residence is Manchester, Maine.

The undersigned, William H. Dunham, is president; the undersigned, Robert N. Haskell of Bangor, Maine, is Treasurer; and the undersigned, William H. Dunham, Robert N. Haskell and C. Hazen Stetson, are all of the directors of said corporation.

Witness our hands this 3rd day of January, A. D. 1966.



President.

Treasurer.

Directors.

KENNEBEC, SS. January 3, A.D. 1966

Then personally appeared William H. Dunham, Robert N. Haskell and C. Hazen Stetson and severally made oath to the foregoing certificate, that the same is true.

Before me,

Justice of the Peace

~~Notary Public~~

STATE OF MAINE

Attorney General's Office, January 3 A.D. 1966

I hereby certify that I have examined the foregoing certificate, and the same is properly drawn and signed, and is conformable to the constitution and laws of the State.

George C. West
Deputy Attorney General.

Kennebec ss;
Registey of Deeds.
Received January 3, 1966
at9H30M.A.M.
recorded in Vol.1391 Page 155
ATTEST:
Edna Weeks Van Strien
Register

A True copy of record.
ATTEST:
Edna Weeks Van Strien
Register

STATE OF MAINE
Office of Secretary of State
Augusta, Jan. 3, 1966
Received and filed this day.
ATTEST:
Secretary of State
Recorded in Vol. 198 Page 94

I, Joseph P. Gorham of Manchester, County of Kennebec and State of Maine, Clerk of Maine Yankee Atomic Power Company, hereby certify that at a Special Meeting of the Stockholders of said corporation, held at 9 Green Street, Augusta, Maine, on Monday, June 5, 1967, at 11 o'clock in the forenoon, Eastern Daylight Time, the authorized Capital Stock of the corporation was increased from $2,000,000, consisting of 20,000 shares of Common Stock, $100 par value, to $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value.

I further certify that said Special Meeting was duly called and held in accordance with the By-Laws of the corporation.

I further certify that the following is a true copy of the vote of the stockholders of Maine Yankee Atomic Power Company adopted at said Special Meeting authorizing such increase:

> "VOTED: to increase the authorized Capital Stock of the corporation from $2,000,000, consisting of 20,000 shares of Common Stock, $100 par value, to $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value; and to amend the Certificate of Organization of the corporation by striking out all statements therein contained as to the amount of Capital Stock and the amount of Common Stock and by substituting therefor the following:
>
> > 'The amount of Capital Stock is $10,000,000 divided into 100,000 shares of Common Stock, $100 par value.'; and
>
> that the Clerk of the corporation is authorized to execute and file such certificate as may be required by Section 201 of Title 13 of the Maine Revised Statutes Annotated, in order to give effect to the foregoing increase in the authorized Capital Stock of the corporation."

WITNESS my hand and the seal of Maine Yankee Atomic Power Company.

(Corporate Seal)

Joseph P. Gorham
Clerk

Augusta, Maine
June 5, 1967

MAINE YANKEE ATOMIC POWER COMPANY

Increase in Authorized Capital

Vol. 198 Page 94

STATE OF MAINE
Office of Secretary of State
Augusta ____June 5,____19 67
Received and filed this day.
ATTEST:
[signature]
Secretary of State
Recorded in Vol. 55 Page 252-25

I, Seward B. Brewster of Manchester, County of Kennebec and State of Maine, Assistant Secretary of Maine Yankee Atomic Power Company, hereby certify that at a Special Meeting in Place of the Annual Meeting of the Stockholders of said Corporation, held at 9 Green Street, Augusta, Maine, on Wednesday, June 12, 1968, at 11 o'clock in the forenoon, Eastern Daylight Time, the authorized Capital Stock of the Corporation was increased from $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value, to $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value.

I further certify that said Special Meeting was duly called and held in accordance with the By-Laws of the Corporation.

I further certify that the following is a true copy of the vote of the stockholders of Maine Yankee Atomic Power Company adopted at said Special Meeting authorizing such increase:

"VOTED: to increase the authorized Capital Stock of the Corporation from $10,000,000, consisting of 100,000 shares of Common Stock, $100 par value, to $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value; and to amend the Certificate of Organization of the Corporation by striking out all statements therein contained as to the amount of Capital Stock and the amount of Common Stock and by substituting therefor the following:

> 'The amount of Capital Stock is $50,000,000 divided into 500,000 shares of Common Stock, $100 par value.'; and

that the Assistant Secretary of the Corporation is authorized to execute and file such certificate as may be required by Section 201 of Title 13 of the Maine Revised Statutes Annotated, in order to give effect to the foregoing increase in the authorized Capital Stock of the Corporation."

WITNESS my hand and the seal of Maine Yankee Atomic Power Company.

(Corporate Seal)

Seward B. Brewster
Assistant Secretary

Augusta, Maine
June 12, 1968

MAINE YANKEE ATOMIC POWER COMPANY

Increase in Authorized Capital

Vol. 198 Page 94

MAINE YANKEE ATOMIC POWER COMPANY

INCREASE IN CAPITAL STOCK

I, Seward B. Brewster, of Manchester, County of Kennebec and State of Maine, Secretary of Maine Yankee Atomic Power Company, hereby certify that at a Special Meeting of Stockholders of said Corporation, held at 9 Green Street, Augusta, Maine, on Friday, October 2, 1970, at ten o'clock in the forenoon, Eastern Daylight Time, the authorized Capital Stock of the Corporation was increased from $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value, to $67,000,000, consisting of said Common Stock and 170,000 shares of Preferred Stock, $100 par value.

I further certify that said Special Meeting was duly called and held in accordance with the By-Laws of the Corporation.

I further certify that the following is a true copy of the votes of the Stockholders of Maine Yankee Atomic Power Company adopted at said Special Meeting authorizing such increase:

"VOTED: to increase the authorized Capital Stock of this Company from $50,000,000, consisting of 500,000 shares of Common Stock, $100 par value, to $67,000,000, consisting of said Common Stock and 170,000 shares of Preferred Stock, $100 par value.

VOTED: to amend the Certificate of Organization of this Corporation, as heretofore amended, by striking out all statements therein contained as to the amount, classes and par value of the Capital Stock and by substituting therefor the following:

'The number of shares of Capital Stock that may be issued by the Corporation is, in classes, as follows:

170,000 shares of Preferred Stock, $100 par value; and

500,000 shares of Common Stock, $100 par value.'

VOTED: that the Secretary and each Assistant Secretary of this Company is authorized to execute and file such certificate as may be required by Section 201 of Title 13 of the Maine Revised Statutes Annotated in order to give effect to the foregoing increase in the authorized Capital Stock of this Company."

WITNESS my hand and the seal of Maine Yankee Atomic Power Company.

Seward B. Brewster
Secretary

(Corporate Seal)

Augusta, Maine
October 2, 1970

MAINE YANKEE ATOMIC POWER COMPANY

Increase Authorized Capital

Vol. 193 Page 94

STATE OF MAINE

Office of Secretary of State

Augusta, Oct. 2, 1970

Received and filed this day.

ATTEST: [signature]

Deputy Secretary of State

Recorded in Vol. 65 . Page 481-483

Filing Fee (See Sec. 1401)

For Use By The Secretary of State
File No. 198-94
Fee Paid $5.00
C. B. 295
Date 12-29-72

This Space For Use By Secretary of State

MAINE SECRETARY OF STATE FILED

December 29, 1972

[signature]

AGENT

STATE OF MAINE

ARTICLES OF AMENDMENT
(Amendment by Shareholders Voting as One Class)

OF

MAINE YANKEE ATOMIC POWER COMPANY

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment.

FIRST: All outstanding shares of the corporation were entitled to vote on the following amendment as one class.

SECOND: The amendment to the Articles of Incorporation of the corporation set out in Exhibit A attached hereto was adopted by the shareholders thereof at a meeting legally called and held on December 20, 1972.

THIRD: On said date, the number of shares outstanding and entitled to vote on such amendment, and the number of shares voted for and against said amendment, respectively, were as follows:

	Number of Shares Outstanding and Entitled to Vote	Voted For	Voted Against
	500,000 Shares of Common Stock	500,000 Shares	None
Totals	500,000	500,000	None

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the amendment itself.

Inapplicable.

*FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)
Common Stock		500,000	$100
Cumulative Preferred Stock	To be established by directors	170,000	$100

The aggregate par value of all such shares (of all classes and series) *having par value* is $ 67,000,000.

The total number of all such shares (of all classes and series) *without par value* is None shares.

SIXTH: The address of the registered office of the corporation in the State of Maine is 9 Green Street, Augusta, Maine 04330

(street, city and zip code)

Dated: December 27, 1972.

Maine Yankee Atomic Power Company **

(name of corporation)

Legibly print or type name and capacity of all signers 13—A MRSA §104.

By [signature]

Seward B. Brewster, Clerk

(type or print name and capacity)

By ______________________

____

(type or print name and capacity)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]

(clerk, XXXXXXXXXXXXXXXX)

Seward B. Brewster

NOTE: This form should not be used if any class of shares entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

*To be completed only if Exhibit A or B do not give this required information.

** The name of the corporation should be typed, and the document must be signed by (1) the Clerk or (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.

FORM NO. MBCA-9

VOTED: To amend the Articles of Incorporation (formerly called Certificate of Organization) of Maine Yankee Atomic Power Company, as heretofore amended, by striking out all provisions therein relating to the Capital Stock and by substituting therefor the following provisions, to wit:

CAPITAL STOCK PROVISIONS

This Corporation shall have two classes of shares to be known as "Common Stock" and "Cumulative Preferred Stock".

The par value of each share of Common Stock shall be $100 and the number of shares of Common Stock which the Corporation shall have authority to issue shall be 500,000 shares.

The par value of each share of Cumulative Preferred Stock shall be $100, and the number of shares of Cumulative Preferred Stock which the Corporation shall have authority to issue shall be 170,000.

The Corporation's Cumulative Preferred Stock and Common Stock shall have the following designations, relative rights, preferences and limitations:

1. Designation of Cumulative Preferred Stock. The shares of the Cumulative Preferred Stock shall be of the par value of $100 each and may be issued, as the Board of Directors may determine, in one or more series designated "Cumulative Preferred Stock, $ [or %] Series" (inserting in each case the amount or rate of the annual dividend as determined by the Board of Directors for each series).

2. Different Series of Cumulative Preferred Stock. All shares of the Cumulative Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects, except as to the designation thereof and except that the Board of Directors of the Corporation is expressly vested with the authority to establish, designate, fix and determine the relative rights, preferences and limitations of different series of the Cumulative Preferred Stock, and the number of shares of each such series, to the extent not inconsistent herewith, as to:

A. the rate of dividend;

B. the redemption price or prices and the terms and conditions of redemption;

C. the amount payable upon shares in event of voluntary and involuntary liquidation;

D. sinking fund provisions, if any, for the redemption or purchase of shares; and

E. the terms and conditions, if any, on which shares may be converted.

All shares of the same series shall be identical in all respects.

3. Dividends. Holders of shares of the Cumulative Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors out of funds legally available for the declaration and payment of dividends, cumulative dividends at the annual dividend rate per share fixed for the particular series, and no more, payable in cash quarterly on the first day of January, April, July and October in each year, commencing on the first such date following the date of issue of such shares, to stockholders of record on the respective dates fixed in advance for the purpose by the Board of Directors prior to the payment of each such dividend, which record date for each dividend shall be the same for all series, before any dividends on, or distribution of assets (by purchase or redemption of shares or otherwise) to holders of, the Common Stock, shall be declared or paid or set apart for payment.

Dividends on shares of the Cumulative Preferred Stock shall be cumulative: (1) on shares of any series issued prior to the first dividend payment date for shares of such series, from the date of issue of such shares; (2) on shares of any series issued on or after such first dividend payment date for shares of such series, from the quarterly dividend payment date next preceding the date of issue of such shares or from the date of issue if that be a dividend payment date.

No dividend shall be declared on any series of the Cumulative Preferred Stock, or on any other class of preferred stock ranking on a parity with the Cumulative Preferred Stock as to dividends, for any quarterly dividend period, unless there shall likewise be declared on all shares of all series of the Cumulative Preferred Stock and of any such parity preferred stock at the time outstanding, like proportionate dividends, ratably, in proportion to the respective annual dividend rates fixed therefor, for the same quarterly dividend period, to the extent that such shares are entitled to receive dividends for such quarterly dividend period.

Whenever dividends accrued on all outstanding shares of the Cumulative Preferred Stock to the next succeeding quarterly dividend payment date shall have been paid in full or declared and set apart for payment, the Board of Directors may declare and pay dividends on the Common Stock out of funds legally available therefor, subject, however, to the limitation contained in Sections 7 and 10 of these Capital Stock Provisions.

Accumulations of dividends on any shares of the Cumulative Preferred Stock shall not bear interest.

The expression "dividends accrued", as used herein, shall mean the sum of amounts in respect of all shares of the Cumulative Preferred Stock then outstanding which, as to each share, shall be an amount computed at the dividend rate per annum fixed for the particular share from the date from which dividends on such share became cumulative to the date with reference to which the expression is used, irrespective of whether such amount or any part thereof shall have been declared as dividends or there shall have existed any funds legally available for the declaration and payment thereof, less the aggregate of all dividends paid on such share.

4. Redemption of Cumulative Preferred Stock. The Corporation shall have the right, at its option and by resolution of its Board of Directors, to redeem any series of the Cumulative Preferred Stock, as a whole or in part from time to time, upon the terms and conditions fixed and determined for such series by the Board of Directors in its resolution establishing and designating such series, upon payment in cash, in respect of each such share redeemed, of the applicable redemption price for the shares of the particular series, which shall include dividends accrued thereon to the date fixed for redemption, and by mailing, postage prepaid, at least thirty (30) days and not more than fifty (50) days prior to the date fixed for said redemption, a notice specifying said redemption date to the holders of record of the shares of Cumulative Preferred Stock to be redeemed, at their respective addresses as the same shall appear on the books of the Corporation. The particular shares to be redeemed shall be selected in accordance with such method as the Board of Directors may determine.

If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of the Cumulative Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares called for redemption shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares of the Cumulative Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive, out of the funds so set aside in trust, the amount payable on redemption thereof, but without interest. However, if at the time of or after mailing said notice as aforesaid and prior to the date of redemption specified in such notice, said funds shall be set aside by deposit in trust, for the account of the holders of the Cumulative Preferred Stock to be redeemed (and so as to be and continue to be available therefor), thereupon all shares of the Cumulative Preferred Stock with respect to which such deposit shall have been made shall no longer be deemed to be outstanding and all rights with respect to such shares of the Cumulative Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof to receive from such deposit the amount payable on the redemption thereof, but without interest.

If less than all the shares represented by a particular certificate are to be redeemed, after surrender and cancellation of said certificate, a new certificate or certificates shall be issued representing the unredeemed shares.

If the holders of shares of the Cumulative Preferred Stock which shall have been redeemed shall not within four (4) years after the redemption date claim any amount so deposited in trust for the redemption of such shares, the trustee shall, upon demand, pay over to the Corporation any such unclaimed amount so deposited with it, and shall thereupon be relieved of all responsibility in respect thereof, and the Corporation shall not be required to hold the amount so paid over to it separate and apart from its other funds, and thereafter the holders of such shares shall look only to the Corporation for payment of the redemption price thereof, but without interest.

If at any time the Corporation shall have failed to declare and pay or set apart for payment dividends in full upon the Cumulative Preferred Stock of all series for all past quarterly dividend periods, thereafter and until all such dividends shall have been paid in full or declared and set apart for payment, the Corporation shall not redeem, purchase or otherwise acquire for any purpose, any shares of the Cumulative Preferred Stock of any series, unless all shares of the Cumulative Preferred Stock of all series then outstanding shall be redeemed, or unless approval is obtained from the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 or from any successor regulatory authority.

All shares of the Cumulative Preferred Stock redeemed or used by the Corporation to satisfy any sinking or purchase fund shall be retired and thereupon shall automatically be restored to the status of authorized but unissued shares.

5. Liquidation. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the affairs of the Corporation, then the holders of each series of the Cumulative Preferred Stock at the time outstanding shall be entitled to be paid in cash the amount fixed for the particular series, which shall include dividends accrued thereon to the date fixed for payment of such amount, and no more, before any such distribution or payment shall be made to the holders of the Common Stock.

No payments on account of such amount shall be made to the holders of any series of the Cumulative Preferred Stock, or any other preferred stock ranking on a parity with the Cumulative Preferred Stock as to the distribution of assets, unless there shall likewise be paid at the same time to the holders of each other series of the Cumulative Preferred Stock or such parity stock like proportionate amounts, ratably, in proportion to the full amounts to which they are respectively entitled.

After such payment to the holders of the Cumulative Preferred Stock and any such parity stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock.

Neither the consolidation nor merger of the Corporation with or into any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the redemption or retirement by the Corporation of less than all its Common Stock to the extent permitted by Section 8 of these Capital Stock Provisions, shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 5.

6. Voting Rights. Except as provided in these Capital Stock Provisions, holders of the Cumulative Preferred Stock shall have no right to be represented at or to receive notice of meetings of the stockholders and shall have no right to vote for the election of Directors or for any other purpose or on any other subject. Whenever a vote of the Cumulative Preferred Stock may be required for any purpose, the shares voting, if of different series, shall be counted irrespective of series and not by different series, except as otherwise provided in these Capital Stock Provisions.

Whenever dividends accrued on any shares of any series of the Cumulative Preferred Stock at the time outstanding shall equal or exceed an amount equivalent to four (4) full quarterly dividends thereon, holders of the Cumulative Preferred Stock shall have the right to be represented at and to receive notice of any meeting of the stockholders of the Corporation held for the purpose of electing Directors and the exclusive right, voting separately as a single class, to elect the smallest number of Directors which will constitute a majority of the full Board of Directors; and the remaining Directors shall be elected by the holders of Common Stock. Such rights shall terminate if and when all dividends in default on the Cumulative Preferred Stock shall have been paid in full or declared and set apart for payment, until such time as there shall be a further like default or defaults.

Such dividends in default shall be declared and paid as soon as reasonably practicable unless payment thereof is prevented by law or by the provisions of any indenture or agreement to which the Corporation is a party or by which it is bound.

At any time when the right to vote for Directors shall accrue to holders of the Cumulative Preferred Stock as herein provided, a meeting of stockholders, if not otherwise called, shall be called by the Clerk of the Corporation, or may be called by the holders of record of at least two percent (2%) of all shares of Cumulative Preferred Stock then outstanding, for the purpose of electing (and if necessary increasing the number of) Directors, to be held on a date not less than forty-five (45) days nor more than ninety (90) days after the accrual of such right. If at the time of any such meeting there shall not exist sufficient vacancies in the office of Director so as to permit the holders of the Cumulative Preferred Stock to elect a majority of the Directors of the Corporation, the holders of the Cumulative Preferred Stock, voting separately as a single class, shall have the exclusive right to increase the number of Directors to such number as will permit the holders of the Cumulative Preferred Stock to elect a majority of the full Board of Directors. However, at the next meeting of stockholders of the Corporation at which Directors are elected, the number of Directors shall, without further vote of the holders of any class of stock of the Corporation, be reduced to the number in effect immediately prior to such increase and the holders of the Cumulative Preferred Stock shall, so long as they have the right to vote for Directors as herein provided, elect the smallest number of Directors which will constitute a majority of such reduced number of Directors.

When all dividends in default on the Cumulative Preferred Stock shall have been paid in full, each Director elected by the holders of the Cumulative Preferred Stock shall cease to hold office upon the election of a new Board of Directors by the stockholders then entitled to vote for Directors at a meeting of stockholders which, if not otherwise called, shall be called by the Clerk of the Corporation upon request of, or may be called by, one or more of the Directors then in office.

If the event calling for any election of Directors as provided for herein shall occur not more than ninety (90) days and not less than forty-five (45) days before the date for an annual meeting of the stockholders, the election of Directors shall be held at such annual meeting, but otherwise at a special meeting of the stockholders to be called for the purpose.

Notice of every meeting of the stockholders held for the election of Directors during a period when the holders of the Cumulative Preferred Stock have the right to vote for the election of Directors shall be given to the holders of record of the Cumulative Preferred Stock and of Common Stock and shall state the purpose of the meeting in respect of the election of Directors representing the different classes of stock.

At each such meeting 33 1/3% of the outstanding shares of the Cumulative Preferred Stock shall be required to constitute a quorum for the election of Directors by the Cumulative Preferred Stock and a majority of the outstanding shares of the Common Stock shall be required to constitute a quorum for the election of Directors by the Common Stock.

If for lack of a quorum or for any other reason, at any meeting at which holders of the Cumulative Preferred Stock have the right to elect Directors, such holders or the holders of the Common Stock shall not elect the number of Directors they are entitled to elect, the holders of the other class or classes of stock, provided they have elected the number of Directors they are entitled to elect, may also elect such additional Directors as are necessary to constitute the full Board, but no person shall be so elected as an additional Director except a Director in office at the time of the meeting who had been elected by the class of stock failing to exercise its voting rights so long as any such Director in office is available for such election.

In case of any vacancy in the office of a Director elected by the holders of a particular class of stock, the remaining Directors elected by the holders of that class, by vote of a majority thereof, or the remaining Director so elected if there be only one, may fill the vacancy by the election of a successor to hold office for the unexpired term of such Director.

7. <u>Limitation on Dividends on Common Stock.</u> So long as any shares of the Cumulative Preferred Stock are outstanding, the right of the Corporation to pay or declare any dividends on the Common Stock (other than dividends payable in Common Stock) or to make any distribution on any shares of the Common Stock (each and all of such actions being hereinafter referred to as "dividends on

Common Stock"), shall be subject to the provisions of Sections 3 and 10 of these Capital Stock Provisions and to the following further limitations:

(a) If the Common Stock Equity (as hereinafter defined) at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared, reduced by the amount of such dividend, is less than 20% of Total Capitalization (as hereinafter defined), the Corporation shall not declare dividends on Common Stock in an amount which, together with all other dividends on Common Stock paid within the year ending with and including the date on which such dividend is payable, exceeds 50% of the Net Income Available for Dividends on Common Stock (as hereinafter defined) for the twelve consecutive calendar months immediately preceding the calendar month in which such dividend is declared; and

(b) If the Common Stock Equity at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared, reduced by the amount of such dividend, is less than 25% but is 20% or more of Total Capitalization, the Corporation shall not declare dividends on Common Stock in an amount which, together with all other dividends on Common Stock paid within the year ending with and including the date on which such dividend is payable, exceeds 75% of the Net Income Available for Dividends on Common Stock for the twelve consecutive calendar months immediately preceding the calendar month in which such dividend is declared.

For the purposes of this Section 7:

Total Capitalization shall be the sum of (a) the principal amount of all outstanding indebtedness of the Corporation represented by bonds, notes and other evidences of indebtedness maturing by their terms more than one year from the date of issue thereof, (b) the aggregate amount of the par or stated capital represented by, and any premiums in respect of, all issued and outstanding capital stock of all classes of the Corporation having preference as to dividends or as to distribution of assets over the Common Stock and (c) the Common Stock Equity of the Corporation.

Common Stock Equity shall be the sum of the amount of the par or stated capital represented by all outstanding Common Stock, including premiums on Common Stock, and the surplus (including earned, paid-in, capital, or contributed surplus and the balance of any investment tax credit being amortized) of the Corporation, less (a) any intangible items set forth on the asset side of the balance sheet of the Corporation, such as unamortized debt discount and expense, unamortized extraordinary property losses, and capital stock discount and expense, (b) the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up of the Corporation's affairs, on all outstanding shares of the Corporation having a preference as to dividends or as to the distribution of assets over the Common Stock, over the sum of the aggregate amount of par or stated capital represented by such outstanding shares and any premiums thereon, and (c) the amount by which any electric plant adjustments exceed any reserves provided therefor; provided that no deduction shall be made in the determination of Common Stock Equity for any of the amounts or items referred to in clauses (a) or (c) of this Section which are, at the time of the determination of the Common Stock Equity, being amortized or are provided for by reserves.

Net Income Available for Dividends on Common Stock for any period shall be the net income available for dividends on the Common Stock of the Corporation for such period, determined in accordance with such system of accounts as may be prescribed by the Federal Power Commission or any successor regulatory authority having the same or similar jurisdiction over accounts, or, in the absence thereof, in accordance with generally accepted accounting practice.

8. Redeemability of Shares of Common Stock. The Corporation, by resolution of its Board of Directors, may redeem at any time and from time to time shares of its Common Stock from among the holders thereof proportionately to their respective holdings, at a redemption price per share equal to the amount obtained by dividing the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus) by the number of shares of Common Stock outstanding immediately prior to such redemption; provided that (a) the Common Stock Equity of the Corporation, reduced by the total amount to be paid for such redemption, shall be not less than thirty (30) percent of the Total Capitalization of the Corporation, (b) no such redemption shall reduce the number of shares of Common Stock outstanding to less than 5,000 shares, and (c) so long as any shares of the Cumulative Preferred Stock are outstanding no such redemption shall be made unless (i) all dividends payable on all outstanding shares of the

Cumulative Preferred Stock on the next succeeding quarterly dividend payment date have been paid in full or declared and set apart for payment and (ii) all mandatory sinking or purchase fund payments on the Cumulative Preferred Stock through the last preceding mandatory redemption or purchase date have been made or funds therefor set apart for payment. The excess, if any, of the redemption price per share over the par value of each share of Common Stock so redeemed may be charged against capital surplus or any other surplus in accordance with generally accepted accounting principles. The right to make such redemption shall be subject to the provisions of the last paragraph of Section 10 of these Capital Stock Provisions to the extent applicable. The terms "Common Stock Equity" and "Total Capitalization" are used in this Section 8 with the meanings defined in Section 7 of these Capital Stock Provisions.

9. Limitation as to Debt Issuance: Merger, Consolidation or Disposition of Assets. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the outstanding shares of the Cumulative Preferred Stock, voting as a single class:

(a) Issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness for purposes other than the refunding of outstanding unsecured debt securities theretofore issued or assumed by the Corporation resulting in equal or longer maturities than the maturities of the indebtedness being refunded or the redemption or other retirement of all outstanding shares of the Cumulative Preferred Stock, if, immediately after such issue or assumption,

(i) the total principal amount of all such unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding (including the unsecured securities then to be issued or assumed), would exceed 20% of the total sum of (x) the total principal amount of all bonds, other securities and obligations representing secured indebtedness issued or assumed by the Corporation and then to be outstanding (including indebtedness with respect to nuclear fuel secured by a lien on or other security interest in the fuel or other property of the Corporation or by the pledging of any rights or interests of the Corporation under its Power Contracts and Capital Funds Agreements with its stockholders dated as of May 20, 1968 as the same may be amended from time to time), and (y) the capital stock, premiums and surplus of the Corporation as stated on its books, or

(ii) the total principal amount of all such unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding (including the unsecured securities then to be issued or assumed), having maturities of less than 10 years will thereby exceed 10% of the total sum of the items set forth in clauses (x) and (y) above.

For purposes of (ii) above the payment due upon the maturity of unsecured debt having an original single maturity in excess of 10 years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of 10 years shall not be regarded as unsecured debt of a maturity of less than 10 years until such payment shall be required to be made within 3 years.

(b) Merge or consolidate with or into any other corporation or corporations, or sell or otherwise dispose of all or substantially all of its assets, unless such merger, consolidation, sale or other disposition, or the issuance and assumption of all securities to be issued or assumed in connection therewith, shall have been ordered or approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 or by any successor regulatory authority.

10. Limitation on Issuance of Additional Preferred Stock. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not:

(a) except upon the affirmative vote at a meeting called for that purpose of the holders of at least 66 2/3% of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, authorize any shares of any preferred stock having a preference as to dividends or as to the distribution of assets over the Cumulative Preferred Stock, or any securities convertible into shares of such preferred stock, or issue any shares of any such preferred stock more than 12 months after the date as of which the Corporation authorized such preferred stock; or

(b) except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, issue any shares of the Cumulative Preferred Stock other than the 170,000 shares of the Cumulative Preferred Stock initially authorized, or of any shares of any other class of stock ranking as to dividends or as to the distribution of assets on a parity with the Cumulative Preferred Stock, or any securities convertible into shares of the Cumulative Preferred Stock or such other class of stock, or reissue any reacquired shares of the Cumulative

Preferred Stock or of such other class of stock, unless (i) such issue or reissue is for the purpose of refunding of then outstanding shares of the Cumulative Preferred Stock, or of any other preferred stock ranking prior to or on a parity with the Cumulative Preferred Stock as to dividends or as to the distribution of assets (referred to in this paragraph (b) as the "other preferred stock"), and the par value of the securities to be issued is in an amount not in excess of the par value of the Cumulative Preferred Stock or of the other preferred stock so to be refunded, or (ii) immediately after such issue, the Common Stock Equity (as defined in Section 7 hereof) is at least equal to the aggregate amount payable in connection with an involuntary liquidation of the Corporation with respect to all shares of the Cumulative Preferred Stock and of the other preferred stock, which will be outstanding immediately after such issue, and the gross income of the Corporation (after all taxes including taxes based on income) for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the calendar month of issuance of such additional stock, is at least 1 1/2 times an amount equal to all fixed charges for said period (including interest and amortization of debt premium, discount and expense but excluding interest charges on indebtedness to be retired with the proceeds of such issue) and the annual dividend requirements on the Cumulative Preferred Stock and the other preferred stock to be outstanding immediately after such issue.

If for the purposes of meeting the requirements of clause (ii) above, it shall have been necessary to take into consideration any earned surplus of the Corporation, the Corporation shall not thereafter pay any dividends on or make any distributions in respect of, or purchase, redeem or otherwise acquire for value, Common Stock which would result in reducing the Common Stock Equity to an amount less than the amount payable on involuntary liquidation of the Corporation with respect to all shares of the Cumulative Preferred Stock and of the other preferred stock (as defined in (i) above), at the time outstanding.

11. Preemptive Rights. None of the holders of shares of any class of the Capital Stock of the Corporation shall be entitled as such, as a matter of right, to purchase, subscribe for or otherwise acquire any securities of the Corporation of any class or any options or warrants to purchase, subscribe for or otherwise acquire any such securities, or any other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such securities, except that each holder of Common Stock shall have a preemptive right to subscribe to his proportionate share of any increase in the outstanding Common Stock of the Corporation, and all options or warrants to purchase, subscribe for or otherwise acquire Common Stock, and all securities convertible into, or carrying options or warrants to purchase, subscribe for or otherwise acquire, Common Stock.

12. Amendments. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not, by merger, consolidation or otherwise, except upon the affirmative vote at a meeting called for that purpose of holders of at least 66 2/3% of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, amend, alter or repeal any of the provisions relating to the Cumulative Preferred Stock, or of any series thereof, so as to affect adversely the relative rights, preferences or limitations of the holders thereof, provided, however, that (a) if such amendment, alteration or repeal shall affect adversely the relative rights, preferences or limitations of the holders of one or more, but not all, series of the Cumulative Preferred Stock at the time outstanding, only the vote of the holders of at least 66 2/3% of the outstanding shares of all series so affected and of the holders of at least 66 2/3% of the outstanding shares of each series which is so affected in a manner different from any other series, shall be required, (b) no such amendment, alteration or repeal shall affect the right of the holders of the Cumulative Preferred Stock to receive cumulative dividends at the rate fixed for the series of which their respective shares are a part, or to receive payment in cash of the redemption price or prices fixed for the series of which their respective shares are a part in the event of redemption, or to receive payment in cash of the amount fixed for the series of which their respective shares are a part in the event of either voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and (c) no amendment to increase or decrease the authorized amount of the Cumulative Preferred Stock or to create or authorize, or increase or decrease the amount of, any class of stock ranking on a parity with the Cumulative Preferred Stock as to dividends or as to the distribution of assets, shall be deemed to affect adversely the relative rights, preferences or limitations of the Cumulative Preferred Stock or any series thereof. The rights granted to the holders of the Cumulative Preferred Stock under this Section 12 are in addition to any rights to vote on amendments to the Articles of Incorporation granted by law.

13. Issue of Capital Stock. Except as otherwise provided by law, shares of any class or series of Capital Stock of the Corporation when duly authorized may be issued for such consideration as may be fixed from time to time by the Board of Directors and upon receipt by the Corporation of the consideration so fixed, such shares shall be deemed to have been fully paid and shall not be liable to any further call or assessment.

Filing Fee $5.00

For Use By The Secretary of State
File No. 198 - 94
Fee Paid $5.00
C. B. 317
Date 1-11-73

STATE OF MAINE

STATEMENT OF RESOLUTION ESTABLISHING SERIES OF SHARES OF

MAINE YANKEE ATOMIC POWER COMPANY

This Space For Use By Secretary of State

MAINE SECRETARY OF STATE FILED

January 11, 1973

Joseph T. Edgar

Secretary of State

Pursuant to 13–A MRSA §503, the undersigned corporation submits the following for the purpose of establishing and designating a series of shares and fixing and determining the relative rights and preferences thereof:

FIRST: The attached resolution establishing and designating the series and fixing and determining the relative rights and preferences thereof was duly adopted by the board of directors on January 11, 1973.

SECOND: The Articles expressly grant to the board of directors the authority to make such a resolution.

THIRD: The address of the registered office of the corporation is: 9 Green Street, Augusta, Maine 04330

(street, city, state and zip code)

Dated: January 11, 1973

Maine Yankee Atomic Power Company
(name of corporation)

By [signature]

Legibly print or type name and capacity of all signers 13–A MRSA §104.

Seward B. Brewster, Clerk
(type or print name and capacity)

By

(type or print name and capacity)

* The name of the corporation should be typed, and the document must be signed by (1) the Clerk or (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.

FORM NO. MBCA-7

RESOLVED: that there be and there hereby is established the first series of Cumulative Preferred Stock of this Company; and that the designation, relative rights, preferences and limitations of said series be and they hereby are established, designated, fixed and determined as follows:

(1) Designation and Dividend Rate. The first series of the Cumulative Preferred Stock of the Corporation shall be designated "Cumulative Preferred Stock, 7.48 % Series (Sinking Fund)"; the number of authorized shares of such series which may be issued shall be 150,000; and the annual dividend rate per share for such shares shall be 7.48 % of the par value thereof.

(2) Redemption Prices. Except as stated in Sections (3) and (4) below, shares of the Cumulative Preferred Stock, 7.48 % Series (Sinking Fund) shall be redeemable, as a whole or in part from time to time, at the option of the Corporation at any time, in accordance with the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, at the redemption prices per share indicated below, plus an amount equal to dividends accrued thereon to the date fixed for redemption:

Period	Redemption Price
On or before December 31, 1977	$108.98
After December 31, 1977 but on or before December 31, 1982	$107.11
After December 31, 1982 but on or before December 31, 1987	$105.24
After December 31, 1987 but on or before December 31, 1992	$103.37
After December 31, 1992 but on or before December 31, 1997	$101.50
After December 31, 1997	$100.00

No shares of the Cumulative Preferred Stock, 7.48 % Series (Sinking Fund), shall be redeemed at the option of the Corporation prior to January 1, 1978, directly or indirectly, from the proceeds of or in anticipation of any refunding operation involving the sale of preferred stock having a dividend cost to the Corporation (calculated in accordance with generally accepted financial practices) of less than 7.46% per annum, or involving the incurring of debt having an interest cost to the Corporation (calculated in accordance with generally accepted financial practices) of less than 7.46 % per annum.

(3) Mandatory Sinking Fund. The Corporation shall, on January 1, 1978, and on each January 1 thereafter (each such date being hereinafter referred to as the "mandatory redemption date"), redeem 6,000 shares of Cumulative Preferred Stock, 7.48 % Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation, provided that the redemption price with respect to each share so redeemed shall be $100 per share, plus dividends accrued thereon to the mandatory redemption date; and provided further that no such redemption shall be made if the same would result in violation of Section 4 of the Capital Stock Provisions of the Corporation. Any shares of the Cumulative Preferred Stock redeemed by the Corporation in accordance with Section (2) above or otherwise acquired by the Corporation, which have not previously been used as a credit against any mandatory sinking fund redemption, may be credited by the Corporation share for share against any mandatory sinking fund redemption.

(4) Optional Sinking Fund. In addition to the redemptions required by Section (3) above, the Corporation shall have the noncumulative option to redeem on each mandatory redemption date (after satisfaction of the mandatory redemption due on said date), at a price of $100 per share plus dividends accrued thereon to the mandatory redemption date, not more than 6,000 additional shares of Cumulative Preferred Stock, 7.48 % Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation; provided that no such optional redemption shall be made if the same would result in violation of Section 4 of the Capital Stock Provisions of the Corporation.

(5) Liquidation, etc. The amount payable upon shares of the Cumulative Preferred Stock, 7.48 % Series (Sinking Fund) in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100 per share plus dividends accrued thereon to the date of distribution. The amount payable upon shares of the Cumulative Preferred Stock, 7.48 % Series (Sinking Fund) in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the applicable redemption price per share stated in Section (2) above plus dividends accrued thereon to the date of distribution.

For Use By The
Secretary of State

File No. 198 - 94

Fee Paid $5.00

C. B. 76C1355

Date 5 2 76

STATE OF MAINE

NOTIFICATION BY CLERK OF CHANGE IN REGISTERED OFFICE

SECRETARY OF STATE
FILED
May 5, 1976
[signature]
AGENT

Pursuant to 13—A MRSA §304(6), the undersigned clerk for one or more domestic corporations gives notice of the following change of registered office of each corporation listed in item FOURTH:

FIRST: Name of clerk* SEWARD B. BREWSTER

SECOND: Address of former registered office 9 Green Street
Augusta, Maine 04330
(street, city, state and zip code)

THIRD: Address of new registered office Edison Drive
Augusta, Maine 04336
(street, city, state and zip code)

FOURTH: Notice of the above change in registered office has been sent to each of the following corporations by the undersigned as clerk of each:

American Community Services
Central Maine Power Company
Central Securities Corporation
The Corner Store, Incorporated
Cumberland Securities Corporation
Ingraham Motors, Inc.
Kennebec Water Power Company
Maine Electric Power Company, Inc.
Maine Yankee Atomic Power Company

Dated: April 30, 1976

[signature]
(clerk's signature)

Seward B. Brewster
(type or print name)

*The clerk of a domestic corporation must be a natural person resident in Maine.

FORM NO. MBCA-3B-Rev. 76

Filing Fee $5.00 §304 (3&5)

For Use By The Secretary of State

File No. 660153D

Fee Paid $5.00

C. B. 850613C

Date 12-11-84

STATE OF MAINE

CHANGE OF CLERK or REGISTERED OFFICE or BOTH

Pursuant to 13-A MRSA §304 the undersigned corporation advises you of the following change(s):

For Use By The Secretary of State

FILED

November 8, 1984

Carol E. Hanks

Deputy Secretary of State

A True Copy When Attested By Signature

L. Earle Grover

Deputy Secretary of State

FIRST: The name and registered office of the clerk appearing on the record in Secretary of State's office

Seward B. Brewster

Edison Drive, Augusta, ME 04336

(street, city, state and zip code)

SECOND: The name and registered office of its successor (new) clerk who must be a Maine resident

William M. Finn

Edison Drive, Augusta, ME 04336

(street, city, state and zip code)

THIRD: Upon a change in clerk this must be completed:

(X) Such change was authorized by the board of directors and the power to make such change is not reserved to the shareholders by the articles or the bylaws.

( ) Such change was authorized by the shareholders. (Complete the following)

I certify that I have custody of the minutes showing the above action by the shareholders.

(signature of new clerk, secretary or assistant secretary)

Dated: October 31, 1984

Maine Yankee Atomic Power Company

(name of corporation)

MUST BE COMPLETED

Legibly print or type name and capacity of all signers 13-A MRSA §104.

By [signature]

(signature)

William M. Finn, Clerk

(type or print name and capacity)

By

(signature)

(type or print name and capacity)

*This document *MUST* be signed by (1) the Clerk *OR* (2) by the President or a vice-president *AND* by the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, then by a majority of the directors or by such directors designated by a majority of directors then in office *OR* (4) if no directors, then by the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) by the holders of all outstanding shares.

FORM NO. MBCA-3-Rev. 79

Filing Fee $5.00 § 304 (3&5)

For Use By The Secretary of State

File No. 19660153D

Fee Paid $5.00

C. B. -----

Date OCT 2 3 1987

1

STATE OF MAINE

CHANGE OF CLERK or REGISTERED OFFICE or BOTH

Pursuant to 13-A MRSA §304 the undersigned corporation advises you of the following change(s):

For Use By The Secretary of State

FILED

June 25, 19 87

[signature]

Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

FIRST: The name and registered office of the clerk appearing on the record in Secretary of State's office

William J. Finn

Central Maine Power Company, Edison Drive, Augusta, Maine 04336

(street, city, state and zip code)

SECOND: The name and registered office of its successor (new) clerk who must be a Maine resident

Peter B. Webster

Two Canal Plaza, Portland, Maine 04112

(street, city, state and zip code)

THIRD: Upon a change in clerk this must be completed:

(x) Such change was authorized by the board of directors and the power to make such change is not reserved to the shareholders by the articles or the bylaws.

( ) Such change was authorized by the shareholders. (Complete the following)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]

(signature of new clerk, ~~XXXXXXXXXXXXXXXX~~)

Dated: June 24, 1987

Maine Yankee Atomic Power Company

(name of corporation)

MUST BE COMPLETED

Legibly print or type name and capacity of all signers 13-A MRSA §104.

By [signature]

(signature)

Peter B. Webster, Clerk

(type or print name and capacity)

By ______________________

(signature)

____

(type or print name and capacity)

*This document *MUST* be signed by (1) the Clerk *OR* (2) by the President or a vice-president *AND* by the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, then by a majority of the directors or by such directors designated by a majority of directors then in office *OR* (4) if no directors, then by the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) by the holders of all outstanding shares.

FORM NO. MBCA-3-Rev. 79

Filing Fee $5.00 §304 (3&5)

For Use By The Secretary of State
File No. ...1966015 3D.
Fee Paid ...$10.00.....
C. B. ....
Date ..MAR 1 6 1988

STATE OF MAINE

CHANGE OF CLERK or REGISTERED OFFICE or BOTH

For Use By The Secretary of State
FILED
February 23, 19 88
[signature]
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §304 the undersigned corporation advises you of the following change(s):

FIRST: The name and registered office of the clerk appearing on the record in Secretary of State's office

Peter B. Webster

Two Canal Plaza, Portland, Maine 04112
(street, city, state and zip code)

SECOND: The name and registered office of its successor (new) clerk who must be a Maine resident

William M. Finn

Edison Drive, Augusta, Maine 04336
(street, city, state and zip code)

THIRD: Upon a change in clerk this must be completed:

(X) Such change was authorized by the board of directors and the power to make such change is not reserved to the shareholders by the articles or the bylaws.

( ) Such change was authorized by the shareholders. (Complete the following)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]
(signature of new clerk, secretary or assistant secretary)

Dated: February 22, 1988

MAINE YANKEE ATOMIC POWER COMPANY
(name of corporation)

MUST BE COMPLETED

Legibly print or type name and capacity of all signers 13-A MRSA §104.

By [signature]
(signature)

William M. Finn, Clerk
(type or print name and capacity)

By
(signature)

(type or print name and capacity)

This document *MUST* be signed by (1) the Clerk *OR* (2) by the President or a vice-president *AND* by the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, then by a majority of the directors or by such directors designated by a majority of directors then in office *OR* (4) if no directors, then by the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) by the holders of all outstanding shares.

FORM NO. MBCA-3-Rev. 86

Filing Fee $105.00

For Use By The Secretary of State	
File No.	19660153D
Fee Paid	$105.00
C.B.	-----
Date	DEC 21 1990

STATE OF MAINE

STATEMENT OF INTENTION TO DO BUSINESS UNDER AN ASSUMED NAME

For Use By The Secretary of State

FILED

December 17, 1990

Gary Cooper

Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §307, the undersigned, a corporation (incorporated under the laws of the State of Maine), ~~(incorporated under the laws of the State of ... and authorized to do business in Maine)~~, gives notice of its intention to do business in this State under an assumed name.

FIRST: The name of the corporation is Maine Yankee Atomic Power Company

SECOND: The address of the registered office of the corporation in the State of Maine is

Edison Drive, Augusta, Maine 04330
(street, city, state and zip code)

THIRD: The corporation intends to transact business under the assumed name of

Maine Yankee

COMPLETE THE FOLLOWING IF APPLICABLE

FOURTH: If such assumed name is to be used at fewer than all of the corporation's places of business in this State, the location(s) where it will be used is (are):

N/A

Dated: December 12, 1990

By [signature]
(signature)

William M. Finn, Clerk
(type or print name and capacity)

By ____________________
(signature)

____
(type or print name and capacity)

This document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

FORM NO. MBCA-5 Rev. 90

SUBMIT COMPLETED FORMS TO: Secretary of State, Station 101, Augusta, Maine 04333

Filing Fee $105.00

For Use By The Secretary of State
File No. ... 19660153D.
Fee Paid ... $105.00 ...
C.B. ... ----- ...
Date ... DEC 21 1990
1

STATE OF MAINE

STATEMENT OF INTENTION TO DO BUSINESS UNDER AN ASSUMED NAME

For Use By The Secretary of State
FILED December 17, 1990
Gary Cooper
Deputy Secretary of State
A True Copy When Attested By Signature
Deputy Secretary of State

Pursuant to 13-A MRSA §307, the undersigned, a corporation (incorporated under the laws of the State of Maine), ~~(incorporated under the laws of the State of xxxxxxxxxxxxxxxxxxxxxxxx and authorized to do business in Maine)~~ gives notice of its intention to do business in this State under an assumed name.

FIRST: The name of the corporation is Maine Yankee Atomic Power Company

SECOND: The address of the registered office of the corporation in the State of Maine is

Edison Drive, Augusta, Maine 04330
(street, city, state and zip code)

THIRD: The corporation intends to transact business under the assumed name of

Maine Yankee, Inc.

COMPLETE THE FOLLOWING IF APPLICABLE

FOURTH: If such assumed name is to be used at fewer than all of the corporation's places of business in this State, the location(s) where it will be used is (are):

N/A

Dated: December 12, 1990

By [signature]
(signature)

William M. Finn, Clerk
(type or print name and capacity)

By ______________________
(signature)

____
(type or print name and capacity)

This document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

SUBMIT COMPLETED FORMS TO: Secretary of State, Station 101, Augusta, Maine 04333

Filing Fee (See Sec. 1401)

For Use By The Secretary of State

File No. 19660153D

Fee Paid $35.00

C.B. -------

Date APR 23 1992

2

STATE OF MAINE

ARTICLES OF AMENDMENT

(Amendment by Shareholders Voting as One Class)

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

For Use By The Secretary of State

FILED

April 17, 19 92

[signature]

Deputy Secretary of State

A True Copy When Attested By Signature

[signature]

Deputy Secretary of State

FIRST: All outstanding shares were entitled to vote on the following amendment as *one* class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)

A. at a meeting legally called and held on, OR

(B.) by unanimous written consent on April 10, 1992.

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
500,000	500,000	0

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ______.

The total number of all such shares (of all classes and series) *without par value* is ______ shares.

SIXTH: Address of the registered office in Maine: Edison Drive, Augusta, Maine 04330

(street, city and zip code)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]

(signature of clerk XXXXXXXXXXXXXXXXXX)

Maine Yankee Atomic Power Company

(Name of Corporation)

By* [signature]

(signature)

William M. Finn, Clerk

(type or print name and capacity)

By* ______

(signature)

______

(type or print name and capacity)

Dated: April 15, 1992

*In addition to any certification of custody of minutes this document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

SUBMIT COMPLETED FORMS TO: Secretary of State, Station 101, Augusta, Maine 04333

EXHIBIT A

TO ARTICLES OF AMENDMENT

DATED APRIL 15, 1992

FILED BY

MAINE YANKEE ATOMIC POWER COMPANY

RESOLVED: that the Articles of Incorporation of this Company be amended to increase the maximum number of directors the Company may have from seventeen to eighteen.

Filing Fee (See Sec. 1401)

For Use By The Secretary of State

File No. 19660153D

Fee Paid $6750 - $35

C.B. ----

MAY 29 1992
Date 3

A QUASI-PUBLIC CORPORATION
HAVING THE RIGHT TO ENGAGE IN
BUSINESS AS AN ELECTRIC COMPANY
STATE OF MAINE

ARTICLES OF AMENDMENT

(Amendment by Shareholders Voting as Separate Class)

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

For Use By The Secretary of State
FILED
May 29, 19 92
[signature]
Deputy Secretary of State

A True Copy When Attested By Signature
[signature]
Deputy Secretary of State

FIRST: As set out in detail in "THIRD", one or more classes of shares of the corporation were entitled to vote on the following amendment as a separate class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)

(A.) at a meeting legally called and held on, OR
B. by unanimous written consent on May 28, 1992.

THIRD: On said date, the number of shares of each class outstanding and entitled to vote on such amendment (whether or not entitled to vote as a separate class), the manner in which each such class was entitled to vote (whether or not as a separate class), and the number of shares voted for and against said amendment, respectively, were as follows:

Designation of Each Class However Entitled To Vote	Manner In Which Entitled To Vote	No. of Shares Outstanding And Entitled To Vote	Voted For	Voted Against
Common Stock	As separate class	500,000	500,000	0
Cumulative Preferred Stock	As separate class	60,000	59,147	20
Totals of All Classes		560,000	559,147	20

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the amendment itself.

FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)
Common Stock	-	500,000	$100
Cumulative Preferred Stock	*	260,000	$100

*Issuable in series as determined by the Board of Directors. One series is outstanding. See Articles of Incorporation, as amended.

The aggregate par value of all such shares (of all classes and series) *having par value* is

$ 76,000,000

The total number of all such shares (of all classes and series) *without par value* is

0 shares.

SIXTH: Address of the registered office in Maine: Edison Drive, Augusta, Maine ~~04330~~ 04336

(street, city and zip code)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]

(signature of clerk, ~~secretary or asst. secretary~~)

Dated: May 29, 1992

Maine Yankee Atomic Power Company
(Name of Corporation)

By* [signature]
(signature)

William M. Finn, Clerk
(type or print name and capacity)

By* ____________________
(signature)

____
(type or print name and capacity)

---

*In addition to any certification of custody of minutes this document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

EXHIBIT A

TO ARTICLES OF AMENDMENT

DATED MAY 29, 1992

FILED BY

MAINE YANKEE ATOMIC POWER COMPANY

VOTED: that the Articles of Incorporation of this Company be amended so as to increase the total number of authorized shares of Cumulative Preferred Stock, $100 par value, from 170,000 shares to 260,000 shares, as set forth in the Proxy Statement for this meeting.

Filing Fee $20.00

For Use By The Secretary of State
File No. 19660153D
Fee Paid $20.00
C.B. -----
Date ----

STATE OF MAINE

STATEMENT OF
RESOLUTION ESTABLISHING SERIES
OF SHARES
OF

Maine Yankee Atomic Power Company
A QUASI-PUBLIC CORPORATION
HAVING THE RIGHT TO ENGAGE IN
BUSINESS AS AN ELECTRIC COMPANY

For Use By The Secretary of State
FILED
September 18, 1992
[signature]
Deputy Secretary of State
A True Copy When Attested By Signature
[signature]
Deputy Secretary of State

Pursuant to 13-A MRSA §503, the undersigned corporation submits the following for the purpose of establishing and designating a series of shares and fixing and determining the relative rights and preferences thereof:

FIRST: The attached resolution establishing and designating the series and fixing and determining the relative rights and preferences thereof was duly adopted by the board of directors on September 18, 19 92.

SECOND: The Articles expressly grant to the board of directors the authority to make such a resolution.

THIRD: The address of the registered office of the corporation is:

Edison Drive, Augusta, Maine 04330

(street, city, state and zip code)

Dated: September 18, 1992

Maine Yankee Atomic Power Company
(Name of Corporation)

By [signature]
(signature)

William M. Finn, Clerk
(type or print name and capacity)

By ____________________
(signature)

____
(type or print name and capacity)

This document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

FORM NO. MBCA-7 Rev. 90 *SUBMIT COMPLETED FORMS TO:* Secretary of State; Station 101, Augusta, Maine 04333

MAINE YANKEE ATOMIC POWER COMPANY

Resolution of Board of Directors

September 18, 1992

RESOLVED: that there be and there hereby is established a second series of Cumulative Preferred Stock of this Corporation; and that the designation, relative rights, preferences and limitations of said series be and they hereby are established, designated, fixed and determined as follows:

(1) Designation and Dividend Rate. The second series of the Cumulative Preferred Stock of the Corporation shall be designated "Cumulative Preferred Stock, 8.00% Series (Sinking Fund)"; the number of authorized shares of such series which may be issued shall be 150,000; and the annual dividend rate per share for such shares shall be 8.00% of the par value thereof. The shares of such series shall rank on a parity with shares of the Cumulative Preferred Stock, 7.48% Series (Sinking Fund), including without limitation for purposes of dividends, redemption, sinking fund and liquidation rights.

All amounts of dividends payable with respect to the shares shall be computed on the basis of a year of 360 days consisting of four quarters of 90 days each. Accordingly, for the purpose of determining the amount of the dividends payable on October 1, 1992, the Company shall multiply the annual dividend rate by a fraction, the numerator of which shall be the number of days from (and excluding) the Closing Date to (and including) October 1, 1992, and the denominator of which shall be 360.

(2) Redemption Prices. Except as stated in Sections (3) and (4) below, shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) shall be redeemable, as a whole or in part from time to time, at the option of the Corporation at any time on and after October 1, 1997, in accordance with the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, and Section (5) below, at the redemption prices per share indicated below, plus an amount equal to dividends accrued thereon to the date of redemption:

Period	Redemption Price Per Share
On or after October 1, 1997 but before October 1, 1998	$105.33
On or after October 1, 1998 but before October 1, 1999	104.80
On or after October 1, 1999 but before October 1, 2000	104.27
On or after October 1, 2000 but before October 1, 2001	103.73
On or after October 1, 2001 but before October 1, 2002	103.20
On or after October 1, 2002 but before October 1, 2003	102.67
On or after October 1, 2003 but before October 1, 2004	102.13
On or after October 1, 2004 but before October 1, 2005	101.60
On or after October 1, 2005 but before October 1, 2006	101.07
On or after October 1, 2006 but before October 1, 2007	100.53
On or after October 1, 2007	100.00

No shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund), may be redeemed, directly or indirectly, by the Corporation prior to October 1, 1997.

(3) Mandatory Sinking Fund. The Corporation shall, on October 1, 2002, and on each October 1 thereafter (each such date being hereinafter referred to as the "mandatory redemption date"), redeem 21,500 shares of Cumulative Preferred Stock, 8.00% Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, and Section (5) below, and the redemption price with respect to each share so redeemed shall be $100 per share, plus dividends accrued thereon to the date of redemption, provided that no such redemption shall be made if the same would result in violation of Section 4 of said Capital Stock Provisions. Any shares of this series of Cumulative Preferred Stock redeemed by the Corporation in accordance with Section (2) above which have not previously been used as a credit against any mandatory sinking fund redemption, may be credited by the Corporation share for share against any mandatory sinking fund redemption.

(4) Optional Sinking Fund. In addition to the redemptions required by Section (3) above, the Corporation shall have the noncumulative option to redeem on each mandatory redemption date (after satisfaction of the mandatory redemption due on said date), at a price of $100 per share plus dividends accrued thereon to the date of redemption, not more than 21,500 additional shares of Cumulative Preferred Stock, 8.00% Series (Sinking Fund), in the manner and with the effect provided in Section 4 of the Capital Stock Provisions of the Corporation's Articles of Incorporation, as amended, and Section (5) below, provided that no such optional redemption shall be made if the same would result in violation of Section 4 of said Capital Stock Provisions.

(5) Redemption and Sinking Fund Procedures. All shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) redeemed or used by the Company to satisfy any sinking fund shall be retired and restored to the status of authorized but unissued shares. Redemptions of the shares of said series shall be made by a method designed to result, as nearly as practicable, in a redemption pro rata among the holders of the shares.

(6) Liquidation, etc. The amount payable upon shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) in the event of any involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $100 per share plus dividends accrued thereon to the date of distribution. The amount payable upon shares of the Cumulative Preferred Stock, 8.00% Series (Sinking Fund) in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Corporation shall be the applicable redemption price per share stated below, plus dividends accrued thereon to the date of distribution:

Period	Redemption Price Per Share
On or after the Closing Date but before October 1, 1993	$108.00
On or after October 1, 1993 but before October 1, 1994	107.47
On or after October 1, 1994 but before October 1, 1995	106.93
On or after October 1, 1995 but before October 1, 1996	106.40
On or after October 1, 1996 but before October 1, 1997	105.87
On or after October 1, 1997 but before October 1, 1998	105.33
On or after October 1, 1998 but before October 1, 1999	104.80
On or after October 1, 1999 but before October 1, 2000	104.27
On or after October 1, 2000 but before October 1, 2001	103.73
On or after October 1, 2001 but before October 1, 2002	103.20
On or after October 1, 2002 but before October 1, 2003	102.67
On or after October 1, 2003 but before October 1, 2004	102.13
On or after October 1, 2004 but before October 1, 2005	101.60
On or after October 1, 2005 but before October 1, 2006	101.07
On or after October 1, 2006 but before October 1, 2007	100.53
On or after October 1, 2007	100.00

BY-LAWS

MAINE YANKEE ATOMIC POWER COMPANY

As Amended Through

November 25, 1996

BY-LAWS

of

MAINE YANKEE ATOMIC POWER COMPANY

Section 1. Certificate of Organization

The name, purposes of the corporation and its location shall be as set forth in the certificate of organization. These by-laws shall be subject to the articles of incorporation as from time to time in effect.

Section 2. Stockholders

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the third Friday in June in each year at such hour as may be fixed by the chairman of the board, the president or the directors. Purposes for which an annual meeting is to be held, additional to those prescribed by law or by these by-laws, may be specified by the chairman of the board, the president or by the directors.

2.2. Special Meeting in Place of Annual Meeting. If no annual meeting has been held in accordance with the foregoing provisions, a special meeting of the stockholders may be held in place thereof, and any action taken at such special meeting shall have the same force and effect as if taken at the annual meeting, and in such case all references in these by-laws to the annual meeting of the stockholders shall be deemed to refer to such special meeting. Any such special meeting shall be called as provided in Section 2.3.

2.3. Special Meetings. A special meeting of the stockholders may be called at any time by the chairman of the board, the president, by any three or more of the directors or by the holders of at least 10% of all stock issued and outstanding and entitled to vote at the meeting. Each call of a meeting shall state the place, date, hour and purposes of the meeting.

2.4. Place of Meetings. All meetings of the stockholders shall be held at the principal office of the corporation in Maine or at such other place as shall be fixed by the chairman of the board, the president or the directors.

2.5. Notice of Meetings. A written notice of each meeting of stockholders, stating the place, date and hour and the purposes of the meeting, shall be given at least seven days before the meeting to each stockholder entitled to vote thereat by mailing it, postage prepaid, and addressed to such stockholder at his address as it appears in the records of the corporation. Such notice shall be given by the clerk or an assistant clerk or by an officer designated by the directors. No notice of any meeting of stockholders need be given to a stockholder if a written waiver of notice is filed with the records of the meeting.

2.6. Quorum of Stockholders. At any meeting of the stockholders, a quorum shall consist of a majority of all stock issued and outstanding and entitled to vote at the meeting except when a larger quorum is required by law. Stock owned directly or indirectly by the corporation shall not be deemed outstanding for this purpose. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

2.7. Action by Vote. When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect to such office, and a majority of the votes properly cast upon any question other than an election to an office shall decide the question, except when a larger vote is required by law or by these by-laws.

2.8. Voting. Stockholders entitled to vote shall have one vote for each share of stock entitled to vote held by them of record. The corporation shall not, directly or indirectly, vote any share of its own stock.

2.9. Proxies. Stockholders entitled to vote may vote either in person or by proxy in writing dated not more than one year before the meeting named therein, which proxies shall be filed with the clerk or other person responsible to record the proceedings of the meeting before being voted. Unless otherwise specifically limited by their terms, such proxies shall entitle the holders thereof to vote at any adjournment of such meeting but shall not be valid after the final adjournment of such meeting.

Section 3. Board of Directors

3.1. Number. The corporation shall have a board of not less than three nor more than nineteen directors, the exact number to be fixed by the stockholders from time to time. Directors shall be elected at the annual meeting of the stockholders by such stockholders as have the right to vote at such election. Within the limits above specified, the number of directors may be increased at any time or from time to time by the stockholders. No director need be a stockholder.

3.2. Tenure. Except as otherwise provided by these by-laws, the directors shall hold office until the next annual meeting of the stockholders and until their successors are elected and qualified, or until a director sooner dies, resigns or becomes disqualified.

3.3. Powers. Except as reserved to the stockholders by law, the business of the corporation shall be managed by the directors who shall have and may exercise all the powers of the corporation.

3.4. Committees. The directors may, by vote of a majority of the directors then in office, elect from their number an executive committee and other committees and may by vote delegate to any such committee or committees some or all of the powers of the directors except those which by law they are prohibited from delegating. Any such committee shall promptly report its proceedings and any action taken by it to the board of directors. Any such committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these by-laws for the conduct of business by the directors.

3.5. Regular Meetings. Regular meetings of the directors may be held without call or notice at such places and at such times as the directors may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of the stockholders.

3.6. Special Meetings. Special meetings of the directors may be held at any time and at any place within or outside of Maine designated in the call of the meeting, when called by the chairman of the board, the president or the treasurer or by two or more directors, reasonable notice thereof being given to each director by the clerk, the secretary or an assistant secretary or by the officer or one of the directors calling the meeting.

3.7. Notice. It shall be sufficient notice to a director to send notice by mail at least forty-eight hours or by facsimile transmission at least twenty-four hours before the meeting addressed to him at his usual or last known business or residence address, or to give notice to him in person or by telephone at least twenty-four hours before the meeting. Notice of a meeting need not be given to any director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or to any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

3.8. Quorum. At any meeting of the directors a majority of the directors then in office shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

3.9. Action by Vote. When a quorum is present at any meeting, a majority of the directors present may take any action, except when a larger vote is required by law or by these by-laws.

Section 4. Officers and Agents

4.1. Enumeration; Qualification. In addition to the directors, the officers of the corporation shall be a chairman of the board, a president, a treasurer, a clerk, a secretary and such other officers as the directors may elect or appoint. The corporation may also have such agents as the directors may appoint. The clerk shall be a resident of Maine and shall be sworn to the faithful performance of his duties. Any two or more offices may be held by the same person. The treasurer shall, and any other officer may, be required by the directors to give bond for the faithful performance of his duties to the corporation in such amount and with such sureties as the directors may determine.

4.2. Powers. Each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such duties and powers as the directors may from time to time designate.

4.3. Election. The chairman of the board, the president, the treasurer and the clerk shall be elected annually by the directors at their first meeting following the annual meeting of the stockholders. Other officers, if any, may be elected or appointed by the board of directors at said meeting or at any other time.

4.4. Tenure. Except as otherwise provided by law or by these by-laws, the chairman of the board, the president, the treasurer and the clerk shall hold office until the first meeting of the directors following the next annual meeting of the stockholders and until their respective successors are chosen and qualified or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each other officer (other than directors) shall serve at the pleasure of the directors. Each agent shall retain his authority at the pleasure of the directors.

4.5. Chairman of the Board. The chairman of the board of directors shall have such duties and powers as are usually incident to such office and such other duties and powers as may be prescribed from time to time by the board of directors.

4.6. President. The president shall be subject to the control of the directors, shall have general charge and supervision of the business of the corporation. The chairman of the board or the president shall preside at all meetings of the stockholders and of the directors at which he is present, except as otherwise voted by the directors.

4.7. Chief Executive Officer. The directors may designate the chairman of the board or the president to be chief executive officer.

4.8. Treasurer. The treasurer shall be in charge of the funds of the Company and shall have such powers and duties as are usually incident to this office and such other powers and duties as may be designated from time to time by the board of directors or the president.

4.9. Clerk. The clerk shall record all proceedings of the stockholders in a book or series of books to be kept therefor, which book or books shall be kept at the principal office of the corporation and shall be open at all reasonable times to the inspection of any stockholder. In the absence of the clerk from any meeting of stockholders, the secretary, or if there be none or he is absent, a temporary secretary chosen at the meeting, shall keep the minutes of the votes and business transacted and shall promptly deliver such minutes to the clerk for him to record in the record books of the Company. The clerk shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the amount of stock held by each.

4.10. Secretary. The secretary shall keep a true record of the proceedings of all meetings of the directors and in his absence from any such meeting an assistant secretary, or if there be none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The secretary or an assistant secretary may certify all votes, resolutions and actions of the shareholders, and of the board of directors and its committees.

Section 5. Resignations and Removals

Any director or officer may resign at any time by delivering his resignation in writing to the chairman of the board, the president, the treasurer or the clerk or to a meeting of the directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time. The directors may remove any officer (other than a director) elected by them with or without cause by the vote of a majority of the directors then in office. No director or officer resigning and no officer removed shall have any right to any compensation for any period following his resignation or removal, or any right to damages on account of such removal unless the board of directors shall in its discretion provide for compensation.

Section 6. Vacancies

Any vacancy in the board of directors, including a vacancy resulting from the enlargement of the board, may be filled by the stockholders or, in the absence of stockholder action, by the directors by vote of a majority of the directors then in office. If the office of the chairman of the board, the president or the treasurer or the clerk becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, the directors may elect or appoint a successor, by vote of a majority of the directors present. Each such successor shall hold office for the unexpired term, and in the case of the chairman of the board, the president, the treasurer and the clerk, until his successor is chosen and qualified, or in each case until he sooner dies, resigns, is removed or becomes disqualified. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number.

Section 7. Capital Stock

7.1. Number and Par Value. The total number of shares and the par value, if any, of each class of stock which the corporation is authorized to issue shall be as stated in the articles of incorporation.

7.2. Stock Certificates. Each stockholder shall be entitled to a certificate stating the number and the class of the shares held by him, in such form as shall, in conformity to law, be prescribed from time to time by the directors. Such certificate shall be signed by the president or a vice president and by the treasurer or an assistant treasurer and shall be sealed with the corporate seal. Any signatures and the corporate seal on such certificates may be facsimile to the extent provided by law. In case any officer who has signed such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the time of its issue.

7.3. Loss of Certificates. In the case of the alleged loss or destruction or the mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such terms as the directors may prescribe.

Section 8. Transfer of Shares of Stock

8.1. Restriction on Transfer. The consent of the stockholders holding a majority of the outstanding shares of this corporation's common stock, evidenced either by a vote duly adopted at a meeting of the stockholders or by the written consents of the consenting stockholders, shall be required in the case of any sale, pledge, or other transfer of any share of common stock heretofore or hereafter issued by the corporation, except:

(1) a transfer by a corporate stockholder incident to a merger, consolidation or transfer of all or substantially all its assets to a successor corporation which shall, as a part of succession, assume all the obligations of the corporate stockholder to this corporation, including without implied limitation, any contract for the purchase of electric power;

(2) a transfer to secure indebtedness of a corporate stockholder maturing not less than twelve months from the date thereof, whether to a pledgee, mortgagee, or trustee for the benefit of the holders of the securities representing such indebtedness; or

(3) a lien or transfer arising by operation of law or by virtue of the decree or order of any court of competent jurisdiction.

If any shares are transferred or made subject to a lien in any transaction permitted by (2) or (3) above, the transferee or lien holder shall make a written offer of the shares to this corporation for purchase prior to any further sale or other transfer thereof, and this corporation or its designees shall have the right to purchase such shares if within 10 days of receipt of such offer it notifies the transferee or lien holder in writing that it or its designees elects to purchase such shares. If such notification is not given by this corporation, such shares may be sold by the transferee or lien holder without regard to the restrictions upon sale or transfer imposed by this section. If this corporation or its designees elects to purchase such shares, the price to be paid for the shares shall be the book value thereof as of the end of the month last preceding the date on which such offer is received by this corporation.

For purposes of establishing the value of shares of common stock under this Section 8.1, book value shall be deemed to be the sum of the following:

(a) Par or stated value of common stock
(b) Capital or paid-in surplus
(c) Retained earnings or earned surplus
(d) Surplus reserves

after adjustments for (i) mathematical errors and omissions, (ii) any deferred or unapplied debits, and (iii) any other adjustments necessary to show assets and liabilities at amounts determined by and recorded in the accounting records of this corporation in accordance with the Uniform System of Accounts prescribed by the Federal Power Commission for Class A Public Utilities (or, if said Commission does not have jurisdiction, then in accordance with the applicable accounting regulations prescribed by the regulatory body which has primary accounting jurisdiction at the time). The book value of each share of common stock shall be determined by dividing the total book value by the number of shares outstanding.

In the case of such sale, the sale shall be consummated at this corporation's principal office on such business day (not later than 20 days after the price is determined) and at such hour during customary business hours as the purchaser may specify in a written notice given to the seller at least 10 days in advance of the specified date.

Any transfer made in violation of the foregoing restrictions shall be invalid. The restriction on transfer imposed by this Section 8.1 shall be noted conspicuously on each certificate of the common stock.

Subject to the foregoing restrictions, shares of stock may be transferred on the books of this corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with any necessary transfer stamps affixed, and with such proof of the authenticity of signature as may reasonably be required. Except as may be otherwise required by law, this corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of this corporation in accordance with the requirements of these by-laws.

It shall be the duty of each stockholder to notify the corporation of his post office address.

8.2. Record Date and Closing Transfer Books. The directors may fix in advance a time, which shall not be more than forty days before the date of any meeting of stockholders or the date for the payment of any dividend or the distribution of any rights to stockholders or the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose, as the record date for determining the stockholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution of rights or the right to give such consent or dissent, and in such case only stockholders of record on such record date shall have such right, notwithstanding any transfer of stock on the books of the corporation after the record date; or without fixing such record date the directors may for any of such purposes close the transfer books for all or any part of such period.

Section 9. Indemnification

9.1. To the extent permitted and in the manner provided by the Maine Business Corporation Act, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan, or other enterprise, against expenses (including attorneys' fees), judgments, fines, assessments, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Expenses incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding, as authorized in the specific case in the manner provided by the Maine Business Corporation Act, upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company.

The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, trustee, partner, fiduciary, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.2. The Company shall have power to purchase and maintain insurance, in such amounts as the Board of Directors may deem appropriate, on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under applicable provisions of law.

Section 10. Corporate Seal

The seal of the corporation shall, subject to alteration by the directors, consist of a flat-faced circular die with the word "Maine", together with the name of the corporation and the year of its organization, cut or engraved thereon.

Section 11. Execution of Papers

Except as the directors may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the corporation shall be signed by the chairman of the board, the president or by one of the vice presidents or by the treasurer.

Section 12. Fiscal Year

The fiscal year of the corporation shall end on the last day of December.

Section 13. Amendments

These by-laws may be altered, amended or repealed at any annual or special meeting of the stockholders called for the purpose, of which the notice shall specify the subject matter of the proposed alteration, amendment or repeal of the articles to be affected thereby, by vote of the stockholders. Other than Sections 7.1, 8.1 and 9, these by-laws may also be altered, amended or repealed by vote of two thirds of the directors then in office, except with respect to any provision which by law or these by-laws requires action by the stockholders.

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ARTICLES OF ASSOCIATION

of

VERMONT YANKEE NUCLEAR POWER CORPORATION

We, the Subscribers, of full age, hereby associate ourselves together as a Corporation under the Laws of the State of Vermont to be known by the name of

VERMONT YANKEE NUCLEAR POWER CORPORATION

for the purpose of

(1) Constructing, purchasing, leasing, owning, maintaining and operating in the State of Vermont and elsewhere properties and facilities to make and generate electricity, including without limitation electricity generated from nuclear or atomic energy or from steam or other energy produced by nuclear or atomic fuels, and to supply and sell electricity to other electric utilities doing business within or outside of the State of Vermont; and

(2) Doing any and all things incidental to or expedient for the attainment of the foregoing including without limitation: (a) purchasing, leasing and otherwise acquiring, improving, operating and otherwise dealing in and with real and personal property, or any interest therein, wherever situated; (b) selling, leasing and otherwise disposing of all or any of its property, or any interest therein; and (c) making contracts, conducting research, giving guaranties in connection with transactions in which it has an interest, incurring liabilities, investing its funds, borrowing money, issuing its notes, bonds and other obligations, and securing any of its obligations by mortgage, pledge or encumbrance of, or security interest in, all or any of its property, including any franchise or permit or any right thereunder, or any interest therein.

The principal office shall be located at the City of Rutland in the County of Rutland in the State of Vermont.

Amd 82

The capital stock shall consist of three hundred thousand (300,000) shares of Cumulative Preferred Stock, $100 par value, and four hundred thousand one hundred (400,100) shares of Common Stock, $100 par value.

The designations, preferences, limitations and relative rights of the Cumulative Preferred Stock and of the Common Stock shall be as follows:

1. Designation of Cumulative Preferred Stock. The shares of the Cumulative Preferred Stock shall be of the par value of $100 each and may be issued, as the Board of Directors may determine, in one or more series designated "Cumulative Preferred Stock, $ (or %) Series" (inserting in each case the amount or rate of the annual dividend as determined by the Board of Directors for each series).

2. Different Series of Cumulative Preferred Stock. All shares of the Cumulative Preferred Stock, irrespective of series, shall constitute one and the same class of stock, shall be of equal rank and shall be identical in all respects, except as to the designation thereof and except that the Board of Directors of the Corporation is expressly vested with the authority to establish, designate, fix and determine the relative rights, preferences and limitations of different series of the Cumulative Preferred Stock, and the number of shares of each such series, to the extent not inconsistent herewith, as to:

As amended January 3, 1973

A. the rate of dividend;

B. the redemption price or prices and the terms and conditions of redemption;

C. the amount payable upon shares in event of voluntary and involuntary liquidation;

D. sinking fund provisions, if any, for the redemption or purchase of shares; and

E. the terms and conditions, if any, on which shares may be converted.

All shares of the same series shall be identical in all respects.

3. Dividends. Holders of shares of the Cumulative Preferred Stock shall be entitled to receive, but only when and as declared by the Board of Directors out of funds legally available for the declaration and payment of dividends, cumulative dividends at the annual dividend rate per share fixed for the particular series, and no more, payable in cash quarterly on the first days of March, June, September and December in each year, commencing on the first such date following the date of issue of such shares, to stockholders of record on the respective dates fixed in advance for the purpose by the Board of Directors prior to the payment of each such dividend, which record date for each dividend shall be the same for all series, before any dividends on, or distribution of assets (by purchase or redemption of shares or otherwise) to holders of, the Common Stock, shall be declared or paid or set apart for payment.

As amended January 3, 1973

Dividends on shares of the Cumulative Preferred Stock shall be cumulative: (1) on shares of any series issued prior to the first dividend payment date for shares of such series, from the date of issue of such shares; and (2) on shares of any series issued on or after such first dividend payment date for shares of such series, from the quarterly dividend payment date next preceding the date of issue of such shares or from the date of issue if that be a dividend payment date.

No dividend shall be declared on any series of the Cumulative Preferred Stock, or on any other class of preferred stock ranking on a parity with the Cumulative Preferred Stock as to dividends, for any quarterly dividend period, unless there shall likewise be declared on all shares of all series of the Cumulative Preferred Stock and of any such parity preferred stock at the time outstanding, like proportionate dividends, ratably, in proportion to the respective annual dividend rates fixed therefor, for the same quarterly dividend period, to the extent that such shares are entitled to receive dividends for such quarterly dividend period.

Whenever dividends accrued on all outstanding shares of the Cumulative Preferred Stock to the next succeeding quarterly dividend payment date shall have been paid in full or declared and set apart for payment, the Board of Directors may declare and pay dividends on the Common Stock out of funds legally available therefor, subject, however, to the limitation contained in Sections 7 and 10 of these capital stock provisions.

Accumulations of dividends on any shares of the Cumulative Preferred Stock shall not bear interest.

The expression "dividends accrued", as used herein, shall mean the sum of amounts in respect of all shares of the Cumulative Preferred Stock then outstanding which, as to each share, shall be an amount computed at the dividend rate per annum fixed for the particular share from the date from which dividends on such share became cumulative to the date with reference to which the expression is used, irrespective of whether such amount or any part thereof shall have been declared as dividends or there shall have existed any funds legally available for the declaration and payment thereof, less the aggregate of all dividends paid on such share.

As amended January 3, 1973

4. Redemption of Cumulative Preferred Stock. The Corporation shall have the right, at its option and by resolution of its Board of Directors, to redeem any series of the Cumulative Preferred Stock, as a whole or in part from time to time, upon the terms and conditions fixed and determined for such series by the Board of Directors in its resolution establishing and designating such series, upon payment in cash, in respect of each such share redeemed, of the applicable redemption price for the shares of the particular series, which shall include dividends accrued thereon to the date fixed for redemption, and by mailing, postage prepaid, at least thirty (30) days and not more than fifty (50)days prior to the date fixed for said redemption, a notice specifying said redemption date to the holders of record of the shares of

Cumulative Preferred Stock to be redeemed, at their respective addresses as the same shall appear on the books of the Corporation. The particular shares to be redeemed shall be selected in accordance with such method as the Board of Directors may determine.

If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of the Cumulative Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares called for redemption shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares of the Cumulative Preferred Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive, out of the funds so set aside in trust, the amount payable on redemption thereof, but without interest. However, if at the time of or after mailing said notice as aforesaid and prior to the date of redemption specified in such notice, said funds shall be set aside by deposit in trust, for the account of the holders of the Cumulative Preferred Stock to be redeemed (and so as forthwith to be and continue to be available for and payable to such holders), thereupon all shares of the Cumulative Preferred Stock with respect to which such deposit shall have been made shall no longer be deemed to be outstanding and all rights with respect to such shares of the Cumulative Preferred Stock shall forthwith upon such deposit in trust cease and terminate, except only the right of the holders thereof to receive from such deposit the amount payable on the redemption thereof, but without interest.

As amende January 3 1973

If less than all the shares represented by a particular certificate are to be redeemed, after surrender and cancellation of said certificate, a new certificate or certificates shall be issued representing the unredeemed shares.

If the holders of shares of the Cumulative Preferred Stock which shall have been redeemed shall not within four (4) years after the redemption date claim any amount so deposited in trust for the redemption of such shares, the trustee shall, upon demand, pay over to the Corporation any such unclaimed amount so deposited with it, and shall thereupon be relieved of all responsibility in respect thereof, and the Corporation shall not be required to hold the amount so paid over to it separate and apart from its other funds, and thereafter the holders of such shares shall look only to the Corporation for payment of the redemption price thereof, but without interest.

If at any time the Corporation shall have failed to declare and pay or set apart for payment dividends in full upon the Cumulative Preferred Stock of all series for all past quarterly dividend periods, thereafter and until all such dividends shall have been paid in full or declared and set apart for payment, the Corporation shall not redeem, purchase or otherwise acquire for any purpose, any shares of the Cumulative Preferred Stock of any series, unless all shares of the Cumulative Preferred Stock of all series then outstanding shall be redeemed, or unless approval is obtained from the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 or from any successor regulatory authority.

As amended January 3, 1973

All shares of the Cumulative Preferred Stock redeemed or used by the Corporation to satisfy any sinking or purchase fund shall be retired and thereupon shall automatically be restored to the status of authorized but unissued shares.

5. Liquidation. In the event of any liquidation, dissolution or winding up (whether voluntary or involuntary) of the affairs of the Corporation, then the holders of each series of the Cumulative Preferred Stock at the time outstanding shall be entitled to be paid in cash the amount fixed for the particular series, which shall include dividends accrued thereon to the date fixed for payment of such amount, and no more, before any such distribution or payment shall be made to the holders of the Common Stock.

No payments on account of such amount shall be made to the holders of any series of the Cumulative Preferred Stock, or any other preferred stock ranking on a parity with the Cumulative Preferred Stock as to the distribution of assets, unless there shall likewise be paid at the same time to the holders of each other series of the Cumulative Preferred Stock or such parity stock like proportionate amounts, ratably, in proportion to the full amounts to which they are respectively entitled.

After such payment to the holders of the Cumulative Preferred Stock and any such parity stock, the remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock.

Neither the consolidation nor merger of the Corporation with or into any other corporation or corporations, nor the sale or transfer by the Corporation of all or any part of its assets, nor the redemption or retirement by the Corporation of less than all of its Common Stock to the extent permitted by Section 10 of these capital stock provisions, shall be deemed a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 5.

6. Voting Rights. Except as provided in these capital stock provisions, holders of the Cumulative Preferred Stock shall have no right to be represented at or to receive notice of meetings of the stockholders and shall have no right to vote for the election of Directors or for any other purpose or on any other subject. Whenever a vote of the Cumulative Preferred Stock may be required for any purpose, the shares voting, if of different series, shall be counted irrespective of series and not by different series, except as otherwise provided in these capital stock provisions.

As amended January 3, 1973

Whenever dividends accrued on any shares of any series of the Cumulative Preferred Stock at the time outstanding shall equal or exceed an amount equivalent to four (4) full quarterly dividends thereon, holders of the Cumulative Preferred Stock shall have the right to be represented at and to receive notice of any meeting of the stockholders of the Corporation held for the purpose of electing Directors and the exclusive right, voting separately as a single class, to elect the smallest number of Directors which will constitute a majority of the full Board of Directors; and the remaining Directors shall be elected by the holders of Common Stock. Such rights shall terminate if and when all dividends in default on the Cumulative Preferred Stock shall have been paid in full or declared and set apart for payment, until such time as there shall be a further like default or defaults.

Such dividends in default shall be declared and paid as soon as reasonably practicable unless payment thereof is prevented by law or by the provisions of any indenture or agreement to which the Corporation is a party or by which it is bound.

At any time when the right to vote for Directors shall accrue to holders of the Cumulative Preferred Stock as herein provided, a meeting of stockholders, if not otherwise called, shall be called by the Clerk of the Corporation, or may be called by the holders of record of at least 2% of all shares of Cumulative Preferred Stock then outstanding, for the purpose of electing (and if necessary increasing the number of) Directors, to be held on a date not less than forty-five (45) days nor more than ninety (90) days after the accrual of such right. If at the time of any such meeting there shall not exist sufficient vacancies in the office of Director so as to permit the holders of the Cumulative Preferred Stock to elect a majority of the Directors of the Corporation, the holders of the Cumulative Preferred Stock, voting separately as a single class, shall have the exclusive right to increase the number of Directors to such number as will permit the holders of the Cumulative Preferred Stock to elect a majority of the full Board of Directors. However, at the next meeting of stockholders of the Corporation at which Directors are elected, the number of Directors shall, without further vote of the holders of any class of stock of the Corporation, be reduced to the number in effect immediately prior to such increase and the holders of the Cumulative Preferred Stock shall, so long as they have the right to vote for Directors as herein provided, elect the smallest number of Directors which will constitute a majority of such reduced number of Directors.

As amended January 3, 1973

When all dividends in default on the Cumulative Preferred Stock shall have been paid in full, each Director elected by the holders of the Cumulative Preferred Stock shall cease to hold office upon the election of a new Board of Directors by the stockholders then entitled to vote for Directors at a meeting of stockholders which, if not otherwise called, shall be called by the Clerk of the Corporation upon request of, or may be called by, one or more of the Directors then in office.

If the event calling for any election of Directors as provided for herein shall occur not more than ninety (90) days and not less than forty-five (45) days before the date for an annual meeting of the stockholders, the election of Directors shall be held at such annual meeting, but otherwise at a special meeting of the stockholders to be called for the purpose.

Notice of every meeting of the stockholders held for the election of Directors during a period when the holders of the Cumulative Preferred Stock have the right to vote for the election of Directors shall be given to the holders of record of the Cumulative Preferred Stock and of Common Stock and shall state the purpose of the meeting in respect of the election of Directors representing the different classes of stock.

At each such meeting 33 1/3% of the outstanding shares of the Cumulative Preferred Stock shall be required to constitute a quorum for the election of Directors by the Cumulative Preferred Stock and a majority of the outstanding shares of the Common Stock shall be required to constitute a quorum for the election of Directors by the Common Stock.

As amended January 3, 1973

If for lack of a quorum or for any other reason, at any meeting at which holders of the Cumulative Preferred Stock have the right to elect Directors, such holders or the holders of the Common Stock shall not elect the number of Directors they are entitled to elect, the holders of the other class or classes of stock, provided they have elected the number of Directors they are entitled to elect, may also elect such additional Directors as are necessary to constitute the full Board, but no person shall be so elected as an additional Director except a Director in office at the time of the meeting who had been elected by the class of stock failing to exercise its voting rights so long as any such Director in office is available for such election.

In case of any vacancy in the office of a Director elected by the holders of a particular class of stock, the remaining Directors elected by the holders of that class, by vote of a majority thereof, or the remaining Director so elected if there be only one, may fill the vacancy by the election of a successor to hold office for the unexpired term of such Director.

7. Limitation on Dividends on Common Stock. So long as any shares of the Cumulative Preferred Stock are outstanding, the right of the Corporation to pay or declare any dividends on the Common Stock (other than dividends payable in Common Stock) or to make any distribution on any shares of the Common Stock (each and all of such actions being hereinafter referred to as "dividends on Common Stock") shall be subject to the provisions of Sections 3 and 9 of these provisions and to the following further limitations:

(a) If the Common Stock Equity (as hereinafter defined) at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared, reduced by the amount of such dividend, is less than 20% of Total Capitalization (as hereinafter defined), the Corporation shall not declare dividends on Common Stock in an amount which, together with all other dividends on Common Stock paid within the year ending with and including the date on which such dividend is payable, exceeds 50% of the Net Income Available for Dividends on Common Stock (as hereinafter defined) for the twelve consecutive calendar months immediately preceding the calendar month in which such dividend is declared; and

As amended January 3, 1973

(b) If the Common Stock Equity at the end of the calendar month immediately preceding the date on which a dividend on Common Stock is declared, reduced by the amount of such dividend, is less than 25% but is 20% or more of Total Capitalization, the Corporation shall not declare dividends on Common Stock in an amount which, together with all other dividends on Common Stock paid within the year ending with and including the date on which such dividend is payable, exceeds 75% of the Net Income Available for Dividends on Common Stock for the twelve consecutive calendar months immediately preceding the calendar month in which such dividend is declared.

For the purposes of this Section 7:

Total Capitalization shall be the sum of (a) the principal amount of all outstanding indebtedness of the Corporation represented by bonds, notes and other evidences of indebtedness maturing by their terms more than one year from the date of issue thereof, (b) the aggregate amount of the par or stated capital represented by, and any premiums in respect of, all issued and outstanding capital stock of all classes of the Corporation having preference as to dividends or as to distribution of assets over the Common Stock, and (c) the Common Stock Equity of the Corporation.

Common Stock Equity shall be the sum of the amount of the par or stated capital represented by all outstanding Common Stock, including premiums on Common Stock, and the surplus (including earned, paid-in, capital, or contributed surplus) less (a) any intangible items set forth on the asset side of the balance sheet of the Corporation, such as unamortized debt discount and expense, unamortized extraordinary property losses, and capital stock discount and expense, (b) the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up of the Corporation's affairs, on all outstanding shares of the Corporation having a preference as to dividends or as to the distribution of assets over the Common Stock, over the sum of the aggregate amount of par or stated capital represented by such outstanding shares and any premiums thereon, and (c) the amount by which any electric plant adjustments exceed any reserves provided therefor; provided, that no deduction shall be made in the determination of Common Stock Equity for any of the amounts or items referred to in clause (a) or (c) of this Section which are, at the time of the determination of the Common Stock Equity, being amortized or are provided for by reserves.

As amended January 3, 1973

Net Income Available for Dividends on Common Stock for any period shall be the net income available for dividends on the Common Stock of the Corporation for such period, determined in accordance

11

with such system of accounts as may be prescribed by the Federal Power Commission or any successor regulatory authority having the same or similar jurisdiction over accounts, or, in the absence thereof, in accordance with generally accepted accounting practice.

8. Limitation as to Debt Issuance; Merger, Consolidation or Disposition of Assets. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not, except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the outstanding shares of the Cumulative Preferred Stock, voting as a single class:

(a) Issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness for purposes other than the refunding of outstanding unsecured debt securities theretofore issued or assumed by the Corporation resulting in equal or longer maturities than the maturities of the indebtedness being refunded or the redemption or other retirement of all outstanding shares of the Cumulative Preferred Stock, if, immediately after such issue or assumption,

As amended January 3, 1973

(i) the total principal amount of all such unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding (including the unsecured securities then to be issued or assumed), would exceed 20% of the total sum of (x) the total principal amount of all bonds and other securities representing secured indebtedness issued or assumed by the Corporation and then to be outstanding, and (y) the capital stock, premiums and surplus of the Corporation as stated on its books, or

(ii) the total principal amount of all such unsecured notes, debentures or other securities representing unsecured indebtedness issued or assumed by the Corporation and then outstanding (including the unsecured securities then to be issued or assumed, having maturities of less than 10 years will thereby exceed 10% of the total sum of the items set forth in clauses (x) and (y) above.

For purposes of (ii) above the payment due upon the maturity of unsecured debt having an original single maturity in excess of 10 years or the payment due upon the final maturity of any unsecured serial debt which had original maturities in excess of 10 years shall not be regarded as unsecured debt of a maturity of less than 10 years until such payment shall be required to be made within 3 years.

(b) Merge or consolidate with or into any other corporation or corporations, or sell or otherwise dispose of all or substantially all of its assets, unless such merger, consolidation, sale or other disposition, or the issuance and assumption of all securities to be issued or assumed in connection therewith, shall have been ordered or approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 or by any successor regulatory authority.

As amended January 3, 1973

9. Limitation on Issuance of Additional Preferred Stock. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not:

(a) except upon the affirmative vote at a meeting called for that purpose of the holders of at least 66 2/3% of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, authorize any shares of any preferred stock having a preference as to dividends or as to the distribution of assets over the Cumulative Preferred Stock, or any securities convertible into shares of such preferred stock, or issue any shares of any such preferred stock more than 12 months after the date as of which the Corporation authorized such preferred stock; or

(b) except upon the affirmative vote at a meeting called for that purpose of the holders of a majority of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, issue any shares of the Cumulative Preferred Stock other than the 300,000 shares of the Cumulative Preferred Stock initially authorized, or of any shares of any other class of stock ranking as to dividends or as to the distribution of assets on a parity with the Cumulative Preferred Stock, or any securities convertible into shares of the Cumulative Preferred Stock or such other class of stock, or reissue any reacquired shares of the Cumulative Preferred Stock or of such other class of stock, unless (i) such issue or reissue is for the purpose of the refunding of then outstanding shares of the Cumulative Preferred Stock, or of any other preferred stock ranking prior to or on a parity with the Cumulative Preferred Stock as to dividends or as to the distribution of assets (referred to in this paragraph (b) as the "other preferred stock"), and the par value of the securities to be issued is in an amount not in excess of the par value of the Cumulative Preferred Stock or of the other preferred stock so to be refunded, or (ii) immediately after such issue, the Common Stock Equity (as defined in Section 7 hereof) is at least equal to the aggregate amount payable in connection with an involuntary liquidation of the Corporation with respect to all shares of the Cumulative Preferred Stock and of the other preferred stock, which will be outstanding immediately after such issue, and the gross income of the Corporation (after all taxes including taxes based on income) for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the calendar month of issuance of such additional stock, is at least 1 1/2 times an amount equal to all fixed charges for said period (including interest and amortization of debt premium, discount and expense, but excluding interest on indebtedness to be retired with the proceeds of such issue) and the annual dividend requirements on the Cumulative Preferred Stock and the other preferred stock to be outstanding immediately after such issue.

As amended January 3, 1973

If for the purposes of meeting the requirements of clause (ii) above, it shall have been necessary to take into consideration any earned surplus of the Corporation, the Corporation shall not thereafter pay any dividends on or make any distributions in respect of, or purchase, redeem or otherwise acquire for value, Common Stock which would result in reducing the Common Stock Equity to an amount less than the amount payable on involuntary liquidation of the Corporation with respect to all shares of the Cumulative Preferred Stock and of the other preferred stock (as defined in (i) above), at the time outstanding.

10. Redemption of Common Stock. The Corporation shall have the right, at its option and by resolution of its Board of Directors, to redeem shares of Common Stock, at any time and from time to time, from among the holders thereof (other than directors' qualifying shares) proportionately to their respective holdings upon payment in cash, in respect of each such share redeemed, of the applicable redemption price, and by mailing, postage prepaid, at least thirty (30) days and not more than fifty (50) days prior to the date fixed for said redemption, a notice specifying said redemption date and the number of shares of each holder to be redeemed to all holders of record of the shares of Common Stock at their respective addresses as the same shall appear on the books of the Corporation. The redemption price per share shall be equal to the amount obtained by dividing the sum of the aggregate par value of the Common Stock then outstanding plus the capital surplus, including without limitation other paid-in capital (less any deficit in earned surplus), all as at the end of a monthly accounting period within 90 days of the date on which such resolution is adopted, by the number of shares of Common Stock outstanding immediately prior to such redemption; provided that (a) the Common Stock Equity of the Corporation, reduced by the total amount to be paid for such redemption, shall be not less than 30% of the Total Capitalization of the Corporation, (b) no such redemption shall reduce the number of shares of Common Stock outstanding to less than 5,000 shares, and (c) so long as any shares of the Cumulative Preferred Stock are outstanding no such redemption

As amended January 3, 1973

shall be made unless (i) all dividends payable on all outstanding shares of the Cumulative Preferred Stock on the next succeeding quarterly dividend payment date have been paid in full or declared and set apart for payment and (ii) all mandatory sinking or purchase fund payments on the Cumulative Preferred Stock through the last preceding mandatory redemption or purchase date have been made or funds therefor set apart for payment. The excess, if any, of the redemption price per share over the par value of each share of Common Stock so redeemed may be charged against capital surplus or any other surplus in accordance with generally accepted accounting principles. The right to make such redemption shall be subject to the provisions of the last paragraph of Section 9 of these provisions to the extent applicable. The terms "Common Stock Equity" and "Total Capitalization" are used in this Section 10 with the meanings defined in Section 7 of these provisions.

If such notice of redemption shall have been so mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of Common Stock so called for redemption shall not have been surrendered for cancellation, the shares called for redemption shall no longer be deemed outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares of Common Stock so called for redemption shall forthwith cease and terminate, except only the right of the holders thereof to receive, out of the funds so set aside in trust, the amount payable on redemption thereof, but without interest.

As amended January 3, 1973

If less than all the shares represented by a particular certificate are to be redeemed, after surrender and cancellation of said certificate, a new certificate or certificates shall be issued representing the unredeemed shares.

All shares of the Common Stock redeemed shall be retired and thereupon shall automatically be restored to the status of authorized but unissued shares.

11. Preemptive Rights. None of the holders of shares of any class of the capital stock of the Corporation shall be entitled as such, as a matter of right, to purchase, subscribe for or otherwise acquire any securities of the Corporation of any class or any options or warrants to purchase, subscribe for or otherwise acquire any such securities, or any other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such securities, except that each holder of Common Stock shall have a preemptive right to subscribe to his proportionate share of any increase in the outstanding Common Stock of the Corporation, and all options or warrants to purchase, subscribe for or otherwise acquire Common Stock, and all securities convertible into, or carrying options or warrants to purchase, subscribe for or otherwise acquire, Common Stock.

12. Amendments. So long as any shares of the Cumulative Preferred Stock are outstanding, the Corporation shall not, by merger, consolidation or otherwise, except upon the affirmative vote at a meeting called for that purpose of holders of at least 66 2/3% of the outstanding shares of the Cumulative Preferred Stock, voting as a single class, amend, alter or repeal any of the provisions relating to the Cumulative Preferred Stock, or of any series thereof, so as to affect adversely the relative rights, preferences or limitations of the holders thereof, provided, however, that (a) if such amendment, alteration or repeal shall affect adversely the relative rights, preferences or limitations of the holders of one or more, but not all, series of the Cumulative Preferred Stock at the time outstanding, only the vote of the holders of at least 66 2/3% of the outstanding shares of all series so affected and of the holders of at least 66 2/3% of the outstanding shares of each series which is so affected in a manner different from any other series, shall be required,

As amended January 3, 1973

(b) no such amendment, alteration or repeal shall affect the right of the holders of the Cumulative Preferred Stock to receive cumulative dividends at the rate fixed for the series of which their respective shares are a part, or to receive payment in cash of the redemption price or prices fixed for the series of which their respective shares are a part in the event of redemption, or to receive payment in cash of the amount fixed for the series of which their respective shares are a part in the event of either voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and (c) no amendment to increase or decrease the authorized amount of the Cumulative Preferred Stock or to create or authorize, or increase or decrease the amount of, any class of stock ranking on a parity with the Cumulative Preferred Stock as to dividends or as to the distribution of assets, shall be deemed to affect adversely the relative rights, preferences or limitations of the Cumulative Preferred Stock or any series thereof. The rights granted to the holders of the Cumulative Preferred Stock under this Section 12 are in addition to any rights to vote on amendments to the Articles of Incorporation granted by law.

As amende
January 3
1973

13. Issue of Capital Stock. Except as otherwise provided by law, shares of any class or series of Capital Stock of the Corporation when duly authorized may be issued for such consideration as may be fixed from time to time by the Board of Directors and upon receipt by the Corporation of the consideration so fixed, such shares shall be deemed to have been fully paid and shall not be liable to any further call or assessment.

Dated at Rutland in the County of Rutland, this

20th day of May, 1966.

Subscribers	Post Office Address
Albert A. Cree	Rutland, Vermont
Glen M. McKibben	Burlington, Vermont
Porter E. Noble	Rutland, Vermont

That, in accordance with the provisions of Paragraph 8 of the Corporation's Articles of Association and for the express purpose of overriding the limitation therein contained, the holders of the outstanding Cumulative Preferred Stock of the Corporation hereby consent to and approve the issuance or assumption by this Corporation at any time or from time to time after October 30, 1980 of unsecured notes, debentures or other securities having original maturities of less than 10 years in an aggregate principal amount at any time outstanding of $32 million.

As amended October 30, 1980

November 2, 1983

BY-LAWS

OF

VERMONT YANKEE NUCLEAR POWER CORPORATION

Section 1. Articles of Association

1.1 The name, purposes of the corporation and its location shall be set forth in the Articles of Association. These by-laws shall be subject to the Articles of Association as from time to time in effect.

Section 2. Stockholders

2.1 Annual Meeting. The annual meeting of the stockholders shall be held at two o'clock in the afternoon on the second Monday in April in each year, unless a different hour is fixed by the chairman, by the president or the directors. If that day be a legal holiday, the meeting shall be held on the next succeeding day not a legal holiday at such place. Purposes for which an annual meeting is to be held, additional to those prescribed by law or by these by-laws may be specified by the chairman, by the president or by the directors.

2.2 Special Meeting in Place of Annual Meeting. If no annual meeting has been held in accordance with the foregoing provisions, a special meeting of the stockholders may be held in place thereof, and any action taken at such special meeting shall have the same force and effect as if taken at the annual meeting, and in such case all references in these by-law to the annual meeting of the stockholders shall be deemed to refer to such special meeting. Any such special meeting shall be called as provided in Section 2.3.

2.3 Special Meetings. A special meeting of the stockholders may be called an any time by the chairman, by the president, by the directors or by the secretary upon written request of the holders of not less than one-tenth of all shares entitled to vote at the meeting. Each call of a meeting shall state the place, date, hour and purposes of the meeting.

2.4 Place of Meetings. All meetings of the stockholders shall be held at the principal office of the corporation or at such other place as shall be fixed by the chairman, the president or the directors.

2.5 Notice of Meetings. A written notice of each meeting of stockholders, stating the place, date and hour and the purposes of the meeting, shall be given at least seven days before the meeting to each stockholder entitled to vote thereat by mailing it, postage prepaid, and addressed to such stockholder at his address as it appears in the records of the corporation.. Such notice shall be given by the secretary or an assistant secretary or by an officer designated by the directors. No notice of any meeting of stockholders need be given to a stockholder if a written waiver of notice is filed with the records of the meeting.

2.6 Quorum of Stockholders. At any meeting of the stockholders, a quorum shall consist of a majority of all stock issued and outstanding and entitled to vote at the meeting except when a larger quorum is required by law. Stock owned directly or indirectly by the corporation shall not be deemed outstanding for this purpose. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

2.7 Action by Vote. When a quorum is present at any meeting, a plurality of the votes properly cast for election to any office shall elect to such office, and a majority of the votes properly cast upon any question other that an election to an office shall decide the question, except when a larger vote is required by law.

2.8 Voting. Stockholders entitled to vote shall have one vote for each share of stock entitled to vote held by them of record. The corporation shall not, directly or indirectly, vote any share of its own stock.

2.9 Proxies. Stockholders entitled to vote may vote either in person or by proxy in writing dated not more than eleven months before the meeting named therein, which proxies shall be filed with the secretary or other person responsible to record the proceedings of the meeting before being voted. Unless otherwise specifically limited by their terms, such proxies shall entitle the holders thereof to vote at any adjournment of such meeting but shall not be valid after the final adjournment of such meeting.

Section 3. Board of Directors

3.1 Number. The corporation shall have a board of not less than three nor more than twenty-five directors, the exact number to be fixed by the stockholders from time to time. Directors shall be elected by ballot in the first instance by a majority vote of the incorporators and thereafter at the annual meeting of the stockholders by such stockholders as have the right to vote at such election.

3.2 Tenure. Except as otherwise provided by these by-laws, the directors shall hold office until the next annual meeting of the stockholders and until their successors are elected and qualified, or until a director sooner dies, resigns or becomes disqualified.

3.3 Powers. Except as reserved to the stockholders by law, the business of the corporation shall be managed by the directors who shall have and may exercise all the powers of the corporation.

3.4 Committees. The directors may, be vote of a majority of the directors then in office, elect from their number an executive committee and other committees and may by vote delegate to any such committee or committees some or all of the powers of the directors except those which by law they are prohibited from delegating. Any such committee may make rules for the conduct of its business, but unless otherwise provided by such rules, its business shall be conducted as nearly as may be in the same manner as is provided by these by-laws for the conduct of business by the directors.

3.5 Regular Meetings. Regular meetings of the directors may be held without call or notice at such places within or outside Vermont and at such times as the directors may from time to time determine, provided that notice of the first regular meeting following any such determination shall be given to absent directors. A regular meeting of the directors may be held without call or notice immediately after and at the same place as the annual meeting of the stockholders.

3.6 Special Meetings. Special meetings of the directors may be held at any time and at any place within or outside of Vermont designated in the call of the meeting, when called by the chairman, the president or the treasurer or by two or more directors, reasonable notice thereof being given to each director by the secretary or an assistant secretary or by the officer or one of the directors calling the meeting.

3.7 Notice. It shall be sufficient notice to a director to send notice by mail a least forty-eight hours or by telegram at least twenty-four hours before the meeting addressed to him at his usual or last known business or residence address or to give notice to him in person or by telephone at least twenty-four hours before the meeting. Notice of a meeting need not be given to any director if a written waiver of notice, executed by him before or after the meeting, is filed with the records of the meeting, or any director who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Neither notice of a meeting nor a waiver of a notice need specify the purposes of the meeting.

3.8 Quorum. At any meeting of the directors a majority of the directors then in office shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

3.9 Action by Vote. When a quorum is present at any meeting, a majority of the directors present may take any action, except when a larger vote is required by law or by these by-laws.

3.10 Compensation. Directors who are not officers or regular employees of the corporation may receive compensation as fixed by a vote of the stockholders for their services as such and in addition, by a vote of the stockholders, a fixed sum and expenses for attendance at each meeting of the Board of Directors; provided that nothing herein contained shall be construed to preclude any director serving the corporation in any other capacity and receiving compensation therefor.

3.11 Conference Telephone Provision. Members of the board of directors and members of any committee designated by this board, may participate in a meeting of such board or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting in such a manner shall constitute presence in person at such meeting.

3.12 Written Consent Provision. Any action consented to in writing by each and every director shall be as valid as if adopted by the board of directors at a duly held meeting thereof, provided that such written consent is inserted in the minute book.

3.13 Secretary. The secretary of the corporation shall be the secretary of the Board of Directors.

Section 4. Officers and Agents

4.1 Number; Duties; Qualifications. In addition to the directors, the officers of the corporation shall be a chairman, president, one or more vice-presidents (the number to be determined by the board), a treasurer, a secretary and such other officers as the directors may elect or appoint. The board shall designate either the chairman or president as the chief executive officer who, subject to the control of the directors, shall have general charge and supervision of the business of the corporation. Any two or more offices may be held by the same person except president and treasurer. The treasurer shall, and any other officer may, be required to give bond for the faithful performance of duties to the corporation in such amount and sureties as determined by the board.

4.2 Powers. Each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are by law and general usage commonly incident to his office and such duties and powers as the directors may from time to time designate.

4.3 Election. The incorporators at the organization meeting shall elect a president, a treasurer and a secretary; and thereafter the directors, at any time before the first annual meeting of stockholders, may elect any additional officers authorized by these by-laws. The chairman, president, the treasurer and the secretary shall be elected annually by the board of directors at their first meeting following the annual meeting of stockholders. Other officers, if any, may be elected or appointed by the board of directors at said meeting or at any other time.

4.4 Tenure. Except as otherwise provided by law or by these by-laws, all officers chosen prior to the first annual stockholders' meeting shall hold their respective offices until such meeting and all thereafter chosen shall hold office for the term of one year and until their respective successors are chosen and qualified, unless a shorter period shall have been specified by the terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent shall retain his authority at the pleasure of the directors.

4.5 Chairman. If the chairman is designated chief executive officer of the corporation pursuant to section 4.1 he shall perform the duties thereof and, if he is not so designated, he shall advise with and provide counsel to the president as a liaison for the board in the performance of its functions in general and have such other powers and duties as may at anytime be more specifically prescribed by the Board. The chairman shall preside at all meetings of the stockholders and of the directors at which he is present. In the absence of the chairman at a directors' meeting, the directors shall elect from their number a chairman pro tem. In the absence of the chairman at a stockholders' meeting, the stockholders shall elect from their number a chairman pro tem.

4.6 President; Vice-President. If the president is designated chief executive officer of the corporation pursuant to Section 4.1 he shall perform the duties thereof and, if he is not so designated, he shall be the chief operating officer and, subject to the direction of the Board of Directors and chief executive officer, shall supervise the administration of the business and officers of the corporation.

Any Vice-President or other officer shall have such duties and powers as shall be designated from time to time by the directors.

4.7 Treasurer and Assistant Treasurers. The treasurer shall be the chief financial and accounting officer of the corporation and shall be in charge of its funds and valuable papers, books of account and accounting records, and shall have such other duties and powers as may be designated from time to time by the directors or by the chairman.

Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the directors.

4.8 Duties of Secretary and Assistant Secretaries. The secretary shall perform the following duties:

(1) Record all votes and proceedings of the stockholders and directors or any executive committee thereof;
(2) Have the custody of the corporate seal, if any, and of the corporate records within this state.
(3) Keep a record book, which shall always be available for the inspection and copying by the stockholders, containing the names of the stockholders, their places of residence, the number of shares held by each, the time when they respectively acquired the shares, and the time of any transfers thereof, except that such record book may be kept by a transfer agent rather than the secretary when such transfer agent is approved by the vote of a majority of the stockholders of the corporation.
(4) Procure and file in his own office certified copies of all papers required by law, to be filed with the secretary of state, except the annual report required by section 2152 of this title.

Any action specified herein to be taken by the secretary, except those specified in this section, may be validly taken by an assistant secretary appointed by the board of directors of the corporation.

Section 5. Resignations and Removals.

Any director or officer may resign at any time by delivering his resignation in writing to the chairman, the president, the treasurer or the secretary or to a meeting of the directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time. The directors may remove any officer elected by them with or without cause by the vote of a majority of the directors then in office. No director or officer resigning and no officer removed shall have any right to any compensation for any period following his resignation or removal, or any right to damages on account of such removal unless the board of directors shall in its discretion provide for compensation.

Section 6. Vacancies.

Any vacancy in the board of directors may be filled by the stockholders or, in the absence of stockholder action, by the directors by vote of a majority of the directors then in office. If the office of the chairman, president, treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, the directors may elect or appoint a successor, by vote of a majority of the directors present. Each such successor shall hold office for the unexpired term, and in the case of the chairman, president, treasurer and the secretary, until his successor is chosen and qualified, or in each case until he sooner dies, resigns, is removed or becomes disqualified. The directors shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number.

Section 7. Capital Stock.

7.1 Number and Par Value. The total number of shares and the par value, if any, of each class of stock which the corporation is authorized to issue shall be as stated in the Articles of Association. The directors may at any time issue all or from time to time any part of the unissued capital stock of the corporation from time to time authorized under the Articles of Association, and may determine, subject to any requirements of law, the consideration for which stock is to be issued and the manner of allocating such consideration between capital and surplus.

7.2 Stock Certificates. Each stockholder shall be entitled to a certificate of the capital stock of the corporation owned by him in such form as shall, in conformity to law, be prescribed from time to time by the directors. Such certificate shall bear the seal, or facsimile seal, of the corporation and shall be signed by the chairman, president or a vice president and by the secretary except that such signatures may be facsimile signatures if such certificate is signed by a transfer agent or transfer clerk acting on behalf of the corporation.

7.3 Loss of Certificates. In the case of the alleged loss or destruction or the mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such terms as the directors may prescribe.

Section 8. Transfer of Shares of Stock.

8.1 Restriction on Transfer. The approval of stockholders holding a majority of the outstanding shares of the corporation's common stock, evidenced either by a vote duly adopted at a meeting of the stockholders or by the written consents of the consenting stockholders, shall be required in the case of any sale, pledge, or other transfer of any share of stock heretofore or hereafter issued by the corporation, except:

(1) a transfer by a corporate stockholder incident to a merger, consolidation or transfer of all or substantially all its assets to a successor corporation which shall, as a part of succession, assume all the obligations of the corporate stockholder to the corporation, including without implied limitation, any contract for the purchase of electric power;

(2) a transfer to secure indebtedness of a corporate stockholder maturing not less than twelve months from the date thereof, whether to a pledgee, mortgagee, or trustee for the benefit of the holders of the securities representing such indebtedness; or

(3) a lien or transfer arising by operation of law or by virtue of the decree or order of any court of competent jurisdiction.

If any shares are transferred or made subject to a lien in any transaction permitted by (2) or (3) above, the transferee or lien holder shall make a written offer of the shares to this corporation for purchase prior to any further sale or other transfer thereof, and this corporation or its designees shall have the right to purchase such shares if within 10 days of receipt of such offer it notifies the transferee or lien holder in writing that it or its designees elects to purchase such shares, otherwise such shares may be sold by the transferee or lien holder without regard to the restrictions upon sale or transfer imposed by this section. If the corporation or its designees elects to purchase such shares, the price to be paid for the shares shall be the book value thereof as of the end of the month last preceding the date on which such offer is received by the corporation.

For purposes of establishing the value of shares of capital stock under this paragraph 8.1, book value shall be deemed to be the sum of the following:

(a) Par or stated value of Common Stock
(b) Capital or paid-in surplus
(c) Retained earnings or earned surplus
(d) Surplus reserves

after adjustments for (i) mathmetical errors and omissions, (ii) any deferred or unapplied debits, and (iii) any other adjustments necessary to show assets and liabilities at amounts determined by and recorded in the accounting records of the corporation in accordance with the Uniform System of Accounts prescribed by the Federal Power Commission for Class A Public Utilities (or, if said Commission does not have jurisdiction, then in accordance with the applicable accounting regulations prescribed by the regulatory body which has primary accounting jurisdiction at the time). The book value of each share of capital stock is determined by dividing the total book value by the number or shares outstanding.

In the case of such sale, the sale shall be consummated at the corporation's principal office on such business day (not later than 20 days after the price is determined) and at such hour during customary business hours as the purchaser may specify in a written notice given to the seller at least 10 days in advance of the specified date.

Any transfer made in violation of the foregoing restrictions shall be invalid. The restriction on transfer imposed by this paragraph 8.1 shall be noted conspicuously on each certificate of the capital stock.

Subject to the foregoing restrictions, shares of stock may be transferred on the books of this corporation by the surrender to the corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment and power of attorney properly executed, with any necesary transfer stamps affixed, and with such proof of the authenticity of signature as may reasonably be required. Except as may be otherwise required by law, this corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to receive notice and to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of this corporation in accordance with the requirements of these by-laws.

It shall be the duty of each stockholder to notify the corporation of his post office address.

8.2 Record Date and Closing Transfer Books. The directors may fix in advance a time, which shall not be more than fifty and not less than ten days before the date of any meeting of stockholders or the date for the payment of any dividend or making of any distribution to stockholders or the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose, as the record date for determining the stockholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution or the right to give such consent or dissent, and in such case only stockholders of record on such record date shall have such right, notwithstanding any transfer of stock on the books of the corporation after the record date; or without fixing such record date the directors may for any of such purposes close the transfer books for all or any part of such period.

Section 9. Indemnification of Officers Directors and Employees

(a) This corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) This corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liablity but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) To the extent that a director, officer or employee of this corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) or (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standards of conduct set forth in subsections (a) or (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

(e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (d) upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this section.

(f) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any other bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) This corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Section 10. Corporate Seal.

The seal of the corporation shall, subject to alteration by the directors, consist of a flat-faced circular die with the words "Corporate Seal" and "Vermont", together with the name of the corporation and the year of its organization, cut or engraved thereon.

Section 11. Execution of Papers.

Except as the directors may generally or in particular cases authorize the execution thereof in some other manner, all deeds, leases, transfers, contracts, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the corporation shall be signed by the chairman, the president or by one of the vice presidents or by the treasurer.

Section 12. Fiscal Year.

The fiscal year of the corporation shall end on the last day of December.

Section 13. Amendments.

These by-laws may be altered, amended, added to or repealed by an affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon at any meeting of the stockholders called for the purpose.

CHARTER OF YANKEE

Lord one thousand nine hundred and fifty-four.

Edward J. Cronin
Secretary of the Commonwealth.

X

THE COMMONWEALTH OF MASSACHUSETTS

Be it Known That whereas
Irwin L. Moore,
Leeds A. Wheeler
and Donald G. Allen
have associated themselves with the intention of forming a corporation under the name of

YANKEE ATOMIC ELECTRIC COMPANY,

for the purpose of the following: To generate and buy electricity and to transmit and sell the same to the following corporations engaged in the electric light or electric power business, or both, in this Commonwealth or adjoining states:

New England Power Company
Boston Edison Company
The Connecticut Light & Power Company
The Hartford Electric Light Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
Montaup Electric Company
Cambridge Electric Light Company
New Bedford Gas and Edison Light Company
Central Vermont Public Service Corporation
The Connecticut Power Company

and to do all things necessary therefor and incidental thereto including, without implied limitation, the transmission and sale of electricity to other New England electric utilities, the conduct of research into and the development of processes for the generation of electricity from



nuclear or atomic energy or from steam or other energy produced as a result of nuclear or atomic fission, the ownership and operation of a plant or plants useful for or in connection with the generation of electricity by such means and the manufacture and sale of any materials produced thereby, and the encouragement and assistance of other persons or corporations engaged in such activities, whether by loan, contract, stock purchase or otherwise;

with a capital of one million dollars;

and have complied with the provisions of the Statutes of this Commonwealth in such case made and provided, as appears from the certificate of the President, Treasurer and Directors of said corporation, duly approved by the Commissioner of Corporations and Taxation and recorded in this office:-

Now, therefore, I, EDWARD J. CRONIN, Secretary of The Commonwealth of Massachusetts, DO HEREBY CERTIFY that said

Irwin L. Moore,
Leeds A. Wheeler
and Donald G. Allen,

their associates and successors, are legally organized and established as, and are hereby made, an existing corporation under the name of

YANKEE ATOMIC ELECTIC COMPANY,

with the powers, rights and privileges, and subject to the limitations, duties and restrictions, which by law appertain thereto.

Witness my official signature hereunto subscribed, and the Great Seal of The Commonwealth of Massachusetts hereunto affixed, this seventeenth day of September in the year of our Lord one thousand nine hundred and fifty-four.

(L. S.)

Edward J. Cronin
Secretary of the Commonwealth.

X

THE COMMONWEALTH OF MASSACHUSETTS

William A. Schan [redacted] COMMISSIONER
240 STATE HOUSE, BOSTON 33

We, William Webster President, Harry Hanson Treasurer,

and Austin D. Barney, F. D. Campbell, W. F. Wyman, Thomas G. Dignan, Ralph D. Booth, Howard J. Cadwell, Irwin L. Moore, A. R. Schiller and Guido R. Perera

being a majority of the Directors of YANKEE ATOMIC ELECTRIC COMPANY

in compliance with the requirements of section 6 of Chapter 164 of the General Laws, do hereby certify that the following is a true copy of the agreement of association to form this Corporation, with the names of the subscribers thereto:-

We, whose names are hereto subscribed, do, by this agreement, associate ourselves with the intention of forming a Corporation under the provisions of General Laws, Chapter 164.

The name by which the Corporation shall be known is

YANKEE ATOMIC ELECTRIC COMPANY.

The location of the principal office of the Corporation is to be the city of Boston within Massachusetts.

The purpose for which the Corporation is formed is as follows:-

Leave this space for binding

To generate and buy electricity and to transmit and sell the same to the following corporations engaged in the electric light or electric power business, or both, in this Commonwealth or adjoining states:

New England Power Company
Boston Edison Company
The Connecticut Light & Power Company
The Hartford Electric Light Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
Montaup Electric Company
Cambridge Electric Light Company
New Bedford Gas and Edison Light Company
Central Vermont Public Service Corporation
The Connecticut Power Company

and to do all things necessary therefor and incidental thereto including, without implied limitation, the transmission and sale of electricity to other New England electric utilities, the conduct of research into and the development of processes for the generation of electricity from nuclear or atomic energy or from steam or other energy produced as a result of nuclear or atomic fission, the ownership and operation of a plant or plants useful for or in connection with the generation of electricity by such means and the manufacture and sale of any materials produced thereby, and the encouragement and assistance of other persons or corporations engaged in such activities, whether by loan, contract, stock purchase or otherwise.

(SEE RIDER ATTACHED)

Y2

The amount of its capital stock is	Preferred	None	dollars.
	Common	One million	dollars.
~~The par value of its shares is~~	Preferred	None	dollars.
	Common	One hundred	dollars.
The number of its shares is	Preferred	None	
	Common	10,000	

[NOTE. State "preferences and voting powers or restrictions or qualifications" of the preferred stock.]

Observe the Following.

The corporate name assumed shall include the words "gas company" or "electric company," as the case may be, at the end thereof. General Laws, Chapter 164, s. 6 (b).

The number of preferred shares must not exceed the number of common shares. General Laws, Chapter 164, s. 6 (d).

Approval by the Department of Public Utilities of the par value of the shares must be secured, and evidence thereof attached to this certificate. The par value may be one hundred, fifty, twenty-five, twenty or ten dollars. General Laws, Chapter 164, s. 6 (e).

A corporation subject to this chapter shall not begin business until the whole amount of its capital stock, or such part thereof as may have been approved by the department (of public utilities), has been paid in and a certificate of that fact, and of the manner in which it has been paid in, and, at the time of making the certificate, been invested or voted by the corporation to be invested, signed and sworn to by the president, treasurer and a majority of the directors, has been filed in the office of the state secretary. General Laws, Chapter 164, s. 20, but the certificate must, before filing with the state secretary, be submitted to and approved by the Commissioner of Corporations and Taxation. General Laws, Chapter 158, ss. 32 and 41.

Leave this space for binding

... for the purpose of organization, and appoint the tenth day of September 1954, at 2:30 o'clock P. M, at 441 Stuart Street, Boston as the time and place of holding the first meeting.

IN WITNESS WHEREOF, we hereto sign our names, this tenth day of September in the year nineteen hundred and fifty.-four.

s/ Irwin L. Moore
Irwin L. Moore

s/ Leeds A. Wheeler
Leeds A. Wheeler

s/ Donald G. Allen
Donald G. Allen

That the first meeting of the subscribers to said agreement was held on the tenth day of September in the year nineteen hundred and fifty-four.

The name, domicil and post-office address of each of the officers are as follows:-

NAME OF OFFICE	NAME	DOMICIL ACTUAL PLACE OF RESIDENCE MUST BE GIVEN	POST-OFFICE ADDRESS HOME OR BUSINESS
President	William Webster	Wellesley, Mass.	441 Stuart Street Boston 16, Mass.
Treasurer	Harry Hanson	Newton, Mass.	441 Stuart Street Boston 16, Mass.
Clerk	Leeds A. Wheeler	Wellesley, Mass.	441 Stuart Street Boston 16, Mass.
Directors	(SEE RIDER ATTACHED)		

Directors	Austin D. Barney	Farmington, Conn.	c/o The Hartford Electric Light Company 266 Pearl Street Hartford 15, Conn.
	Ralph D. Booth	Salem, N. H.	600 Park Square Building Boston 16, Mass.
	Howard J. Cadwell	Greenfield, Mass.	c/o Western Massachusetts Electric Company Greenfield, Mass.
	Floyd D. Campbell	Belmont, Mass.	c/o New England Gas & Electric Association 727 Massachusetts Avenue Cambridge 39, Mass.
	Charles A. Coolidge	Belmont, Mass.	50 Federal Street Boston 10, Mass.
	Albert A. Cree	Rutland, Vt.	c/o Central Vermont Public Service Corporation 121 West Street Rutland, Vermont
	Thomas G. Dignan	Boston, Mass.	c/o Boston Edison Company 182 Tremont Street Boston 12, Mass.
	Sherman R. Knapp	West Simsbury, Conn.	c/o The Connecticut Light & Power Company Selden Street Berlin, Conn.
	Irwin L. Moore	Boston, Mass.	c/o New England Electric System 441 Stuart Street

Leave this space for binding

		Boston 16, Mass.
Guido R. Perera	Boston, Mass.	c/o Eastern Utilities Associates 49 Federal Street Boston 7, Mass.
Avery R. Schiller	Manchester, N. H.	c/o Public Service Company of New Hampshire 1087 Elm Street Manchester, New Hampshire
William Webster	Wellesley, Mass.	c/o New England Electric System 441 Stuart Street Boston 16, Mass.
William F. Wyman	Augusta, Me.	c/o Central Maine Power Company 9 Green Street Augusta, Maine

Ve this space for binding

Y4

IN WITNESS WHEREOF AND UNDER THE PENALTIES OF PERJURY, we hereto sign our names, this sixteenth day of September in the year nineteen hundred and fifty-four.

William Webster, President and Director

Austin D. Barney, Director

T. J. Campbell, Director

W. F. Wyman, Director

Harry Hanson, Treasurer

Thomas G. Dignan, Director

Ralph D. Booth, Director

Howard J. Cadwell, Director

Irwin L. Moore, Director

A. R. Schiller, Director

Guido R. Perera, Director

Observe the Following.

The corporate name assumed shall include the words "gas company" or "electric company," as the case may be, at the end thereof. General Laws, Chapter 164, s. 6 (b).

The number of preferred shares must not exceed the number of common shares. General Laws, Chapter 164, s. 6 (d).

Approval by the Department of Public Utilities of the par value of the shares must be secured, and evidence thereof attached to this certificate. The par value may be one hundred, fifty, twenty-five, twenty or ten dollars. General Laws, Chapter 164, s. 6 (e).

A corporation subject to this chapter shall not begin business until the whole amount of its capital stock, or such part thereof as may have been approved by the department (of public utilities), has been paid in and a certificate of that fact, and of the manner in which it has been paid in, and, at the time of making the certificate, been invested or voted by the corporation to be invested, signed and sworn to by the president, treasurer and a majority of the directors, has been filed in the office of the state secretary. General Laws, Chapter 164, s. 20, but the certificate must, before filing with the state secretary, be submitted to and approved by the Commissioner of Corporations and Taxation. General Laws, Chapter 158, ss. 32 and 41.

Leave this space for binding

GAS AND ELECTRIC COMPANIES

WRITE NOTHING BELOW

Yankee Atomic Electric Company

$ Fee 500.00 paid

RECEIVED
$500.00 Check
SEP 17 1954
CORPORATION DIVISION
SECRETARY'S OFFICE

Articles of Organization

GENERAL LAWS (CHAPTER 164, SECTION 6)

Filed in the office of the Secretary of the Commonwealth,

September 17, 1954.

I hereby certify that it appears, upon an examination of the within articles of organization and the records of the corporation duly submitted to my examination, that the requirements of section six of chapter one hundred and sixty-four of the General Laws, have been complied with, and I hereby approve said articles, this 17th day of September, nineteen hundred and fifty four.

William A. Schan
Commissioner of Corporations and Taxation.

DEPARTMENT OF
T.
H.
P.
SEP 17 1954
CORPORATIONS AND TAXATION

CERTIFICATE RECEIVED
SEP 17 1954
BY SECRETARY'S OFFICE FROM DEPARTMENT OF CORPORATIONS AND TAXATION

Joseph Corbett
441 Stuart St
Boston

FORM CD-72-30M-4/86-608881

Examiner

The Commonwealth of Massachusetts

OFFICE OF THE MASSACHUSETTS SECRETARY OF STATE
MICHAEL JOSEPH CONNOLLY, Secretary
ONE ASHBURTON PLACE, BOSTON, MASS. 02108

FEDERAL IDENTIFICATION NO. 04-2202761

ARTICLES OF AMENDMENT

General Laws, Chapter ~~XXXX~~ 164, Section ~~XX~~ 8A(b)

This certificate must be submitted to the Secretary of the Commonwealth within sixty days after the date of the vote of stockholders adopting the amendment. The fee for filing this certificate is prescribed by General Laws Chapter 156B, Section 114. Make check payable to the Commonwealth of Massachusetts

We, James E. Tribble, President/~~XXXXXXXXXX~~ and
Kirk L. Ramsauer, Clerk/~~XXXXXXXXXX~~ of

YANKEE ATOMIC ELECTRIC COMPANY
(name of Corporation)

located at 1671 Worcester Road, Framingham, Massachusetts 01701

Name Approved

do hereby certify that the following amendment to the articles of organization of the corporation was duly adopted at a meeting held on March 11, 19 88, by vote of

138,827 shares of Common Stock (Class of Stock) out of 153,400 shares outstanding,

~~XXXXXXXXXXXXXXXXXX shares of XXXXXXXXXXXXXX out of XXXXXXXXXXXXXXXXXX shares outstanding and~~
(Class of Stock)

~~XXXXXXXXXXXXXXXXXX shares of XXXXXXXXXXXXXXXXXX out of XXXXXXXXXXXXXXXXXX shares outstanding,~~
(Class of Stock)

CROSS OUT INAPPLICABLE CLAUSE

being at least ~~a majority of each class outstanding and entitled to vote thereon:~~[1]
two-thirds of each class outstanding and entitled to vote thereon and of each class or series of stock whose rights are adversely affected thereby:[2]

No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, except with respect to any matter as to which such liability shall have been imposed (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section sixty-one or sixty-two of chapter one hundred and fifty-six B of the General Laws of Massachusetts, or (iv) for any transaction from which the director derived an improper personal benefit.

C ☐
P ☐
M ☐

[1] For amendments adopted pursuant to Chapter 156B Section 70

[2] For amendments adopted pursuant to Chapter ~~XXX~~ 164 Section ~~XX~~ 8A(b)

Note: If the space provided under any Amendment or item on this form is insufficient, additions shall be set forth on separate 8½ x 11 sheets of paper leaving a left hand margin of at least 1 inch for binding. Additions to more than one Amendment may be continued on a single sheet so long as each Amendment requiring each such addition is clearly indicated.

P.C.

TO CHANGE the number of shares and the par value, if any, of each class of stock within the corporation fill in the following:

The total presently authorized is:

KIND OF STOCK	NO PAR VALUE NUMBER OF SHARES	WITH PAR VALUE NUMBER OF SHARES	PAR VALUE
COMMON			
PREFERRED			

CHANGE the total to:

KIND OF STOCK	NO PAR VALUE NUMBER OF SHARES	WITH PAR VALUE NUMBER OF SHARES	PAR VALUE
COMMON			
PREFERRED			

The foregoing amendment will become effective when these articles of amendment are filed in accordance with Chapter 164, Section 83 of The General Laws unless these articles specify, in accordance with the vote adopting the amendment, a later effective date not more than thirty days after such filing, in which event the amendment will become effective on such later date.

IN WITNESS WHEREOF AND UNDER THE PENALTIES OF PERJURY, we have hereto signed our names this 11th day of March, in the year 19 88

President/

Clerk

81561

22059

1988 MAR 21

THE COMMONWEALTH OF MASSACHUSETTS

ARTICLES OF AMENDMENT

(General Laws, Chapter 156B, Section 72)

I hereby approve the within articles of amendment and, the filing fee in the amount of $75.00 having been paid, said articles are deemed to have been filed with me this 21st day of March, 1988.

Michael J Connolly

MICHAEL JOSEPH CONNOLLY

Secretary of State

TO BE FILLED IN BY CORPORATION

PHOTO COPY OF AMENDMENT TO BE SENT

TO:

Kirk L. Ramsauer, Esq.
New England Power Service Company
25 Research Drive

Westborough, Massachusetts 01582

Telephone (617) 366-9011

Copy Mailed

FEDERAL IDENTIFICATION
NO. 04-2202761



Examiner

Name Approved

The Commonwealth of Massachusetts

William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

630

ARTICLES OF AMENDMENT

(General Laws, Chapter ~~156B~~ 164, Section ~~72~~ 8A(b))

We, Thomas J. Bennet, ~~President~~ / *Vice President,

and Merrill J. Atkins, *Clerk / ~~Assistant Clerk~~,

of YANKEE ATOMIC ELECTRIC COMPANY,
(Exact name of corporation)

located at 19 Midstate Drive, Suite 200, Auburn, Massachusetts 01501,
(Street address of corporation in Massachusetts)

certify that these Articles of Amendment affecting articles numbered:

Article VI
(Number those articles 1, 2, 3, 4, 5 and/or 6 being amended)

of the Articles of Organization were duly adopted at a meeting held on March 21, 20 01, by vote of:

80,534 shares of Common Stock of 80,534 shares outstanding,
(type, class & series, if any)

_____ shares of _____ of _____ shares outstanding, and
(type, class & series, if any)

_____ shares of _____ of _____ shares outstanding,
(type, class & series, if any)

C ☐
P ☐
M ☐
RA ☐

[1]**being at least a majority of each type, class or series outstanding and entitled to vote thereon: ~~/ or [2]**being at least two-thirds of each type, class or series outstanding and entitled to vote thereon and of each type, class or series of stock whose rights are adversely affected thereby:~~

**Delete the inapplicable words.* ***Delete the inapplicable clause.*
[1] For amendments adopted pursuant to Chapter 156B, Section 70.
[2] For amendments adopted pursuant to Chapter 156B, Section 71.
***Note:** If the space provided under any article or item on this form is insufficient, additions shall be set forth on one side only of separate 8 1/2 x 11 sheets of paper with a left margin of at least 1 inch. Additions to more than one article may be made on a single sheet so long as each article requiring each addition is clearly indicated.*

P.C.

91.7/54

To *change* the number of shares and the par value (if any) of any type, class or series of stock which the corporation is authorized to issue, fill in the following: Not Applicable

The total *presently* authorized is:

WITHOUT PAR VALUE STOCKS		WITH PAR VALUE STOCKS		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:		Common:		
Preferred:		Preferred:		

Change the total authorized to:

WITHOUT PAR VALUE STOCKS		WITH PAR VALUE STOCKS		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:		Common:		
Preferred:		Preferred:		

Article VI:

Meetings of the stockholders shall be held anywhere in the United States.

The foregoing amendment(s) will become effective when these Articles of Amendment are filed in accordance with General Laws, Chapter 156B, Section 6 unless these articles specify, in accordance with the vote adopting the amendment, a *later* effective date not more than *thirty days* after such filing, in which event the amendment will become effective on such later date.

Later effective date: ____________________.

SIGNED UNDER THE PENALTIES OF PERJURY, this 21 day of March, 2001,

____________________, ~~President~~ / *Vice President,

____________________, *Clerk / ~~Assistant Clerk~~

**Delete the inapplicable words.*

09040190

THE COMMONWEALTH OF MASSACHUSETTS

ARTICLES OF AMENDMENT

(General Laws, Chapter 156B, Section 72)

I hereby approve the within Articles of Amendment and, the filing fee in the amount of $ 100 having been paid, said articles are deemed to have been filed with me this 30th day of May 20 01.

Effective date: ______________________

WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth

TO BE FILLED IN BY CORPORATION

Photocopy of document to be sent to:

CSC

84 State St

Boston, MA 02109

Telephone: ______________________

CURRENT BY-LAWS OF YANKEE

As Amended 3/30/77,
3/11/88, and 12/9/88

CONFIDENTIAL

BY-LAWS

OF

YANKEE ATOMIC ELECTRIC COMPANY

ARTICLE I

STOCKHOLDERS

Section 1. Annual Meeting. The annual meeting of stockholders shall be held at the office of the corporation in the city of Boston, Massachusetts, or at such other place in Massachusetts as the president or a majority of the directors may designate, on the fourth Wednesday of February in each year, if it be not a legal holiday, and if it be a legal holiday, then on the next succeeding day not a legal holiday. Purposes for which the annual meeting is to be held additional to those prescribed by law, by the agreement of association and by these by-laws may be specified by the board of directors or by writing signed by the president or by a majority of the directors or by three or more stockholders who are entitled to vote. If such annual meeting is omitted on the day herein provided therefor, a special meeting may be held in place thereof, and any business transacted or elections held at such meeting shall have the same effect as if transacted or held at the annual meeting.

Section 2. Special Meetings. Special meetings of the stockholders may be called to be held anywhere in Massachusetts by the president or by a majority of the directors, and shall be called by the clerk or, in case of the death, absence, incapacity or refusal of the clerk, by any other officer of the corporation, upon written application of three or more stockholders who are entitled to vote, stating the time, place and purpose of the meeting.

Section 3. Notice of Meetings. A written or printed notice of each meeting of stockholders, stating the place, day and hour thereof and the purpose for which the meeting is called, shall be given by the clerk, at least seven days before such meeting, to each stockholder, by leaving such notice with him or at his residence or usual place of business, or by mailing it, postage prepaid and addressed to such stockholder at his address as it appears upon the books of the corporation. In the absence or disability of the clerk, such notice may be given by a person designated either by the clerk or by the person or persons calling the meeting or by the board of directors. No notice of the time, place or purpose of any regular or special meeting of the stockholders shall be required if every stockholder entitled to notice thereof is present in person or is represented at the meeting by proxy or if every such stockholder, or his attorney thereunto authorized, by a writing which is filed with the records of the meeting, waives such notice.

Section 4. Quorum. At any meeting of the stockholders, a majority in interest of all stock issued and outstanding and entitled to vote upon a question to be considered at the meeting shall constitute a quorum for the consideration of such question, but a less interest may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice. When a quorum is present at any meeting, a majority of the stock represented thereat and entitled to vote shall, except where a larger vote is required by law, by the agreement of association, or by these bylaws, decide any question brought before such meeting.

Section 5. Proxies and Voting. Stockholders who are entitled to vote shall have one vote for each share of stock owned by them. Stockholders may vote either in person or by proxy in writing dated not more than six months before the meeting named therein, which shall be filed with the clerk of the meeting before being voted. Such proxies shall entitle the holders thereof to vote at any adjournment of such meeting but shall not be valid after the final adjournment of such meeting.

ARTICLE II

DIRECTORS

Section 1. Powers. The board of directors shall have, and may exercise, all the powers of the corporation, except such as are conferred upon the stockholders by law, by the agreement of association, and by these bylaws.

Section 2. Election. A board of not less than three directors shall be chosen by ballot at the annual meeting of the stockholders or at the special meeting held in place thereof. The number of directors for each corporate year shall be fixed by vote at the meeting at which they are elected but the stockholders may, at any special meeting held for the purpose during any such year, increase or decrease (within the limit above specified) the number of directors as thus fixed, and elect new directors to complete the number so fixed, or remove directors to reduce the number of directors to the number so fixed. No director need be a stockholder. Subject to law, to the agreement of association and to the other provisions of these bylaws, each director shall hold office until the next annual meeting and until his successor is chosen and qualified.

Section 3. Regular Meetings. Regular meetings of the board of directors may be held at such places and at such times as the board may by vote from time to time determine, and if so determined, no notice thereof need be given. A regular meeting of the board of directors may be held without notice immediately after, and at the same place as the annual meeting of the stockholders, or the special meeting of the stockholders held in place of such annual meeting.

Section 4. Special Meetings. Special meetings of the board of directors may be held at any time and at any place when called by the president, treasurer, or two or more directors, reasonable notice thereof being given to each director, or at any time without call or formal notice, provided all the directors are present or waive notice thereof by a writing which is filed with the records of the meeting. In any case it shall be deemed sufficient notice to a director to send notice by mail or telegram at least 48 hours before the meeting addressed to him at his usual or last known business or residence address.

Section 5. Telephonic or Similar Directors Meetings. Any action required or permitted to be taken at any meeting of the board of directors may be taken without a meeting if all the directors consent to the action in writing and the written consents are filed with the records of the meetings of directors. Such consents shall be treated for all purposes as a vote at a meeting.

Members of the board of directors may participate in any regular or special meeting of the board of directors or any committee thereof by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and participation in a meeting in such a manner shall constitute presence in person at such meeting.

Section 6. Quorum. A majority of the board of directors shall constitute a quorum for the transaction of business, but a less number may adjourn any meeting from time to time, and the meeting may be held as adjourned without further notice. When a quorum is present at any meeting, a majority of the members in attendance thereat shall decide any question brought before such meeting.

Section 7. Committees. Standing or temporary committees may be appointed from its own number by the board of directors from time to time, with such duties and powers as may be prescribed by vote of the board of directors.

ARTICLE III

OFFICERS AND AGENTS

Section 1. Election and Appointment. The officers shall be a president, a clerk, a treasurer, and such other officers and agents as the board of directors may in their discretion appoint. The treasurer and the clerk shall be chosen by ballot at the annual meeting of the stockholders. The president shall be elected annually by the board of directors after its election by the stockholders. Unless the board of directors otherwise determines, no officer other than a chairman shall be a director. The clerk shall be a resident of Massachusetts. So far as is permitted by law, any two or more offices may be filled by the same person. Subject to law, to the agreement of association and to the other provisions of these bylaws, the treasurer and clerk shall each hold office until the next annual meeting of stockholders and until his successor is chosen and qualified, the president shall hold office until the first meeting of directors after the next annual meeting of stockholders and until his successor is chosen and qualified and the other officers and agents shall hold office during the pleasure of the board of directors or for such term as the board of directors shall prescribe. Each officer shall, subject to these bylaws, have in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office, and such duties and powers as the board of directors shall from time to time designate.

Section 2. President and Vice Presidents. Except as otherwise determined by the board of directors, the president shall be the chief executive officer of the corporation. The president shall have custody of the treasurer's bond.

Any vice president shall have such powers as the board of directors shall from time to time designate.

Section 3. Clerk. The clerk shall keep an accurate record of the proceedings of all meetings of the stockholders in books provided for the purpose, which books shall be kept at the principal office of the corporation and shall be open at all reasonable times to the inspection of any stockholder. The clerk shall also keep an accurate record of the proceedings of all meetings of the board of directors. In the absence of the clerk at any meeting of the stockholders or of the board of directors in the proceedings of such meeting shall be recorded by an assistant or temporary clerk. The clerk and any such assistant or temporary clerk shall be sworn.

Section 4. Treasurer. The treasurer shall, subject to the direction and under the supervision of the board of directors, have general charge of the financial concerns of the corporation and the care and custody of the funds and valuable papers of the corporation, except his own bond, and he shall have power to endorse for deposit or collection all notes, checks, drafts, etc., payable to the corporation or its order, and to accept drafts on behalf of the corporation. He shall keep, or cause to be kept accurate books of account, which shall be the property of the corporation. If required by the board of directors he shall give bond for the faithful performance of his duty in such form, in such sum, and with such sureties as the board of directors shall require.

Any assistant treasurer shall have such powers as the board of directors shall from time to time designate.

Section 5. Removals. The stockholders may, at any special meeting called for the purpose, by vote of a majority of the capital stock issued and outstanding and entitled to vote, remove from office the treasurer, clerk or any director, and elect his successor. The board of directors may likewise, by vote of a majority of their entire number, as fixed by the stockholders, remove from office any officer or agent of the corporation; provided, however, that the board of directors may remove the treasurer or clerk for cause only.

Section 6. Vacancies. If the office of any director or of any officer or agent, one or more, becomes vacant by reason of death, resignation, removal, disqualification or otherwise, the directors or the remaining directors, though less than a quorum, may (unless such vacancy, if in the office of the treasurer, clerk or director, shall have been filled by the stockholders) choose by a majority vote of their entire number, a successor or successors, who shall hold office for the unexpired term, subject to the provisions of Section 5 of this Article.

ARTICLE IV

CAPITAL STOCK

Section 1. Certificates. Each stockholder shall be entitled to a certificate of the capital stock of the corporation owned by him in such form as shall, in conformity to law, be prescribed from time to time by the board of directors. Such certificate shall be signed by the president or a vice president and by the treasurer or an assistant treasurer, and shall bear the seal of the corporation.

Section 2. Transfer Books. The treasurer, or such agent or agents as may be appointed by the board of directors or employed by the treasurer with the approval of the board of directors, shall keep the stock and transfer books of the corporation and a record of all certificates of stock issued and of all transfers of stock and a register of all the stockholders, their addresses and the number of shares held by each, in books provided for that purpose. The board of directors may fix in advance a time, not more than 30 days preceding the date of any meeting of stockholders or the date for the payment of any dividend or the making of any distribution to stockholders or the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose, as the record date for determining the stockholders having the right to notice of and to vote at such meeting and any adjournment thereof or the right to receive such dividend or distribution or the right to give such consent or dissent, and in such case only stockholders of record on such record date shall have such right, notwithstanding any transfer of stock on the books of the corporation after the record date; or without fixing such record date the board of directors may for any of such purposes close the transfer books for all or any part of such 30-day period.

Section 3. Restrictions on Transfer. The approval of a majority of the whole number of the board of directors, evidenced by a vote duly adopted at a meeting of said board, shall be required in the case of any sale, pledge or other transfer of any share of stock except

(1) a transfer by a corporate stockholder incident to a merger, consolidation or transfer of all or substantially all its assets to a successor corporation which shall, as a part of succession, assume all the obligations of the corporate stockholder to the corporation, including without implied limitation, any contract for the purchase of electric power;

(2) a transfer to secure indebtedness of a corporate stockholder maturing not less than twelve months from the date thereof, whether to a pledgee, mortgagee, or trustee for the benefit of the holders of the securities representing such indebtedness; or

(3) a lien or transfer arising by operation of law or by virtue of the decree or order of any court of competent jurisdiction.

In case any shares shall be held pursuant to (2) or (3) above, the transferee or lienor shall in writing offer the same to the corporation for purchase prior to any further sale or other transfer thereof, and the corporation shall have the right to purchase such shares if within 10 days thereafter it shall in writing notify the transferee or lienor of its intention to do so; otherwise such shares may be sold by the transferee or lienor without regard to the restrictions upon sale or transfer imposed by ~~this section. In any such case the price to be paid by the corporation for~~ such shares shall be such amount as may be agreed upon by the corporation and the transferee or lienor or, in the absence of such agreement, such amount as may be fixed by appraisal by the board of directors.

Any transfer made in violation of the foregoing restrictions shall be invalid.

Section 4. Transfer of Shares. Subject to the restrictions imposed by these bylaws, title to a certificate of stock and to the shares represented thereby shall be transferred only by delivery of the certificate properly endorsed, or by delivery of the certificate accompanied by a written assignment of the same, or a written power of attorney to sell, assign, or transfer the same or the shares represented thereby, properly executed; but the person registered on the books of the corporation as the owner of shares shall have the exclusive right to receive dividends thereon and to vote thereon as such owner, shall be held liable for such calls and assessments, if any, as may lawfully be made thereon, and except only as may be required by law, may in all respects be treated by the corporation as the exclusive owner thereof.

Section 5. Loss of Certificates. In case of the alleged loss or destruction, or the mutilation of a certificate of stock, a duplicate certificate may be issued in place thereof, upon such reasonable terms as the board of directors may prescribe.

ARTICLE V

SEAL

The seal of the corporation shall, subject to alteration by the board of directors, consist of a flat-faced circular die with the words "YANKEE ATOMIC ELECTRIC COMPANY - 1954" cut or engraved thereon.

ARTICLE VI

EXECUTION OF PAPERS

All deeds, leases, transfers, contracts, bonds, notes, checks, drafts and other obligations made, accepted or endorsed by the corporation shall be executed by such officer or officers as the board of directors may generally or in particular cases authorize.

ARTICLE VII

FISCAL YEAR

Except as from time to time otherwise provided by the board of directors, the fiscal year of the corporation shall be the calendar year.

ARTICLE VIII

INDEMNIFICATION

This company shall indemnify each of its directors, officers, and employees against any loss, liability or expense, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, imposed upon or reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, including but not limited to derivative suits (to the extent permitted by law), in which he may be involved or with which he may be threatened, while in office or employment or thereafter, by reason of his being or having been such a director, officer, or employee, except with respect to any matter as to which indemnification is forbidden by applicable law or as to which he shall have been adjudicated in such action, suit or proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the company, or, to the extent that such matter relates to service with respect to an employee benefit plan, as in the best interests of the participants or beneficiaries of such plan. As to any matter disposed of by a compromise payment by such director, officer, or employee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless such compromise shall be approved as in the best interests of the company, after notice that it involves such indemnification, (a) by a disinterested majority of the directors then in office, (b) by a majority of the disinterested directors then in office, provided that there has been obtained an opinion in writing of independent legal counsel to the effect that such director, officer, or employee appears to have acted in good faith in the reasonable belief that his action was in the best interests of the company, or (c) by the vote, at a meeting duly called and held, of the holders of a majority of the shares outstanding and entitled to vote thereon, exclusive of any shares owned by any interested director, officer, or employee.

In discharging his duties any director, officer, or employee, when acting in good faith, shall be fully entitled to rely upon such information, opinions, reports or records, including financial statements, books of account and other financial records, in each case presented or prepared by, or under the supervision of, (a) one or more officers or employees of the company (or of another organization in which he serves as contemplated by this Article VIII) whom the director, officer, or employee reasonably believes to be reliable and competent in the matters presented, (b) counsel, public accountants or other persons as to matters which the director, officer, or employee reasonably believes to be within such person's professional or expert competence, or (c) in the case of a director, a duly constituted committee of the board of directors (or similar governing body of such other organization) upon which he does not serve as to matters within its delegated authority, which committee the director reasonably believes to merit confidence, but he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. The fact that a director, officer, or employee so relied shall be a complete defense to any claim asserted against him, except as expressly provided by statute, by reason of his being or having been a director, officer, or employee of the company (or such other organization).

No director, officer, or employee shall be liable for any act, omission, step or conduct taken or had in good faith, which (whether by condition or otherwise) is required, authorized or approved by any order or orders issued pursuant to the Atomic Energy Act, the Public Utility Holding Company Act of 1935, the Federal Power Act, or any other Federal statute or any statute regulating the company by reason of its being a public utility company or being affiliated with public utility holding companies or by reason of its or their activities as such, or any amendments to any thereof. In any action, suit or proceeding based on any act, omission, step or conduct, as in this paragraph described, the provisions hereof shall be brought to the attention of the court. In the event that the foregoing provisions of this paragraph are found by the court not to constitute a valid defense on the grounds of not being applicable to the particular class of plaintiff, each such director, officer, and employee shall be reimbursed for, or indemnified against, all loss, liability and expense incurred by him or imposed on him, in connection with, or arising out of, any such action, suit or proceeding based on any act, omission, step or conduct taken or had in good faith as in this paragraph described; provided, however, that as to any matter disposed of by a compromise payment by such director, officer, or employee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless such compromise shall be provided as in the best interest of the company as heretofore provided in this Article VIII. Such loss, liability and expense shall include, but shall not be limited to, judgments, court costs and attorneys' fees.

Expenses incurred with respect to the defense or disposition of any action, suit or proceeding heretofore referred to in this Article VIII shall be advanced by the company prior to the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification, which undertaking shall be accepted without reference to the financial ability of the recipient to make such repayment. If in an action, suit or proceeding brought by or in right of the company, a director, officer, or employee is held not liable, whether because relieved of liability under the first paragraph of this Article VIII or otherwise, he shall be deemed to have been entitled to indemnification for expenses incurred in defense of said action, suit or proceeding.

As used in this Article VIII:

(i) The term "officer" includes (a) persons who serve at the request of the company as directors, officers, or employees of another organization and (b) employees of the company and its affiliates who serve in any capacity with respect to benefit plans for the company's employees.

(ii) An "interested" director, officer, or employee is one against whom in such capacity the proceeding in question or another proceeding on the same or similar grounds is then pending.

Nothing contained in this Article VIII shall limit the power of the company to indemnify directors, officers, or employees for expenses incurred in suits, actions, or other proceedings initiated by such director, officer, or employee. The rights provided in this Article VIII shall not be exclusive of or affect any other right to which any director, officer, or employee may be entitled and such rights shall inure to the benefit of his successors, heirs, executors, administrators and other legal representatives. Such other rights shall include all powers, immunities and rights of reimbursement allowable under the laws of The Commonwealth of Massachusetts.

With respect to any act or omission occurring prior to March 11, 1988, the provisions of Article VIII as then in effect shall be controlling. No amendment to or repeal of this Article VIII shall apply to or have any effect upon the liability, exoneration or indemnification of any director, officer, or employee for or with respect to any acts or omissions of the director, officer, or employee occurring prior to such amendment or repeal.

ARTICLE IX

AMENDMENTS

These bylaws may be amended, altered or repealed at any meeting of the stockholders (or, prior to the issue of the initial capital stock, at any meeting of the incorporators), provided notice of the proposed amendment, alteration or repeal is given in the notice of said meeting.





CERTIFICATE OF INCORPORATION

-of-

HUDSON POINTE, INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be Hudson Pointe, Inc. (hereinafter sometimes called the "Corporation").

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: The General Counsel, 300 Erie Boulevard West, Syracuse, New York 13202.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right or be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact

a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 28th day of March, 1994.

Terence A. Burke
300 Erie Boulevard West
Syracuse, N.Y. 13202

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

On this 28th day of March, 1994, before me personally came Terence A. Burke, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

Eileen C. Griffith
Notary Public

EILEEN C. GRIFFITH
Notary Public in the State of New York
Qualified in Onondaga County No. 5013608
My Commission Expires July 15 1995

F940329000/80

CERTIFICATE OF INCORPORATION



OF

HUDSON POINTE, INC.

Under Section 402 of the Business Corporation Law

1-u

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAR 29 1994
TAX $ 10
BY: SB
Onondaga

Niagara Mohawk Power Corporation
300 Erie Blvd. West
Syracuse, NY 13202



4 940329000/95

BY-LAWS OF HUDSON POINTE, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**Hudson Pointe, Inc.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that

might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once

present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates: The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of ____________, 199__.

David C. Hatch, Esq.
Secretary

PH - 32

940527000203 PH - 32

CERTIFICATE OF INCORPORATION

-of-

LAND MANAGEMENT & DEVELOPMENT, INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be Land Management & Development, Inc. (hereinafter sometimes called the "Corporation").

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: The General Counsel, 300 Erie Boulevard West, Syracuse, New York 13202.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right or be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach or fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact

a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 26th day of May, 1994.

Terence A. Burke

Terence A. Burke
300 Erie Boulevard West
Syracuse, NY 13202

STATE OF NEW YORK)
ss.:
COUNTY OF ONONDAGA)

On this 26th day of May, 1994, before me personally came Terence A. Burke, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

Jane B. Wyker

Notary Public

JANE B. WYKER
Notary Public State of NY
Qual. Onon. Co., No. 01WY4980328
My Comm. Exp. April 24, 1995

F 940527000203

PH - 32

CERTIFICATE OF INCORPORATION

OF

LAND MANAGEMENT & DEVELOPMENT, INC.

Under Section 402 of the Business Corporation Law

FILED MAY 27 1 25 PM '94

RECEIVED MAY 27 9 28 AM '94

ICC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAY 27 1994
TAX $ 10
BY: Onondaga

BILLED

Niagara Mohawk Power Corporation
300 Erie Blvd. West
Syracuse, NY 13202

DSMIO

940527000216

BY-LAWS OF LAND MANAGEMENT & DEVELOPMENT, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**Land Management & Development, Inc.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation

Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates. The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of

____________, 199__.

David C. Hatch, Esq.
Secretary

CERTIFICATE OF INCORPORATION

OF

LANDWEST, INC.

Under Section 402 of the Business Corporation Law

NM HOLDINGS, INC.
LM & D, B-1
300 Erie Blvd. W.
Syracuse, NY 13202

3

f950215000251


PH-32

CERTIFICATE OF INCORPORATION
of
LANDWEST, INC.



Under Section 402 of the Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be **LandWest, Inc.** (hereinafter sometimes called the "Corporation.")

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: The General Counsel, 300 Erie Boulevard West, Syracuse, New York, 13202.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right of be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 14 day of Feb, 1995.

JAY I. KALTER
300 Erie Boulevard West
Syracuse, New York 13202

STATE OF NEW YORK)
COUNTY OF ONONDAGA) ss:

On this 14th day of February, 1995, before me personally came Jay I. Kalter, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

Notary Public

SHIRLEY A. JOHNSON
Notary Public in the State of New York
Qualified in Onondaga County No. 4858739
My Commission Expires May 12, 1996

BY-LAWS OF LANDWEST, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**LANDWEST, INC.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that

might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once

present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates. The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of ___________, 199__.

____
David C. Hatch, Esq.
Secretary

F930429000156

CERTIFICATE OF INCORPORATION

-of-

MOREAU PARK, INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be Moreau Park, Inc. (hereinafter sometimes called the "Corporation").

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: The General Counsel, 300 Erie Boulevard West, Syracuse, New York 13202.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right or be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact

a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 28th day of April, 1993.

Terence A. Burke

Terence A. Burke
300 Erie Boulevard West
Syracuse, N.Y. 13202

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

On this 28th day of April, 1993, before me personally came Terence A. Burke, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

VICKI L. WILLIAMS
Notary Public in the State of New York
Qualified in Onondaga County No. 4848074
My Commission Expires March 30, 1995

Notary Public

BY-LAWS OF MOREAU PARK, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**Moreau Park, Inc.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that

might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once

present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates: The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of ____________, 199__.

David C. Hatch, Esq.
Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 08/12/1998
981315441 - 2393031

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT *of*
CERTIFICATE *of* INCORPORATION

First: That at a meeting of the Board of Directors of **Plum Street Enterprises, Inc.**, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "**First**" so that, as amended, said Article shall be and read as follows:

> **"The name of the corporation (hereinafter referred to as the "Corporation"), is Niagara Mohawk Energy, Inc."**

Second: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Third: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Fourth: That the capital of said corporation shall not be reduced under or by reason of said amendment.

In Witness Whereof, said the Board of Directors of Plum Street Enterprises, Inc., has caused this certificate to be signed by Frank R. Duesel, an Authorized Officer, this 7th day of August, A.D. 1998.

Attest: ______________________
Name: David L. Wheeler
Title: Assistant Secretary

By: ______________________
Name: Frank R. Duesel
Title: Vice President

CERTIFICATE OF INCORPORATION
OF
PLUM STREET ENTERPRISES, INC.

THE UNDERSIGNED, acting as the incorporator of a corporation under and in accordance with the General Corporation Law of the State of Delaware, hereby adopts the following Certificate of Incorporation for such corporation:

FIRST: The name of the corporation (hereinafter referred to as the "Corporation") is Plum Street Enterprises, Inc.

SECOND: The street address of the initial registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the initial registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

THIRD: The purpose for which the Corporation is organized is the transaction of any or all lawful acts and activities for which corporations may be incorporated under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock which the Corporation shall have the authority to issue is 10,000, of a par value of $1.00 a share and having an aggregate par value of $10,000.00. All of such shares shall be common stock of the Corporation ("Common Stock"). Except as otherwise provided by law, the shares of stock of the Corporation may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors of the Corporation may from time to time determine. Subject to the provisions of applicable law or the By-laws of the Corporation with respect to the closing of the transfer books or the fixing of a record date for the determination of stockholders entitled to vote, each holder of record of shares of Common Stock shall be entitled to one vote for each share of Common Stock standing in his name on the books of the Corporation in any stockholder vote in which any of such holders is entitled to participate.

FIFTH: The name and address of the incorporator is as follows:

Name	Address
Martin C. Ernst	3000 K. Street, NW Suite 300 Washington, DC 20007-5116

SIXTH: The Incorporator shall adopt the initial By-laws and serve as the sole director until the first meeting of stockholders at which time successor directors shall be duly elected and qualified. Thereafter, the By-laws of the Corporation may be amended or repealed by a majority of the Board of Directors of the Corporation. Any By-laws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon.

SEVENTH: No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for liability (1) for breach of a director's duty of loyalty to the Corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the General Corporation law of the State of Delaware; or (4) for any transaction from which the director derived an improper personal benefit. Neither the amendment or repeal of this Article EIGHTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with the Article, shall eliminate or reduce the effect of this Article in respect to any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH: The Corporation shall have the power to indemnify persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement arising from any threatened, pending or completed action, suit or proceeding, as provided by the General Corporation Law of the State of Delaware and as may otherwise be permitted by law. The Board of Directors may authorize the Corporation to purchase and maintain insurance on behalf of any person who is or who was a director, officer, employee, agent or shareholder of the Corporation , or is or was serving at the request of the Corporation as a director, officer, employee, agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his or her status as such, but such insurance shall cover a shareholder only to the extent such shareholder is acting on behalf of the corporation.

NINTH: Election of Directors need not be by written ballot. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as otherwise provided by law.

IN WITNESS WHEREOF, the Incorporator has signed and executed this Certificate of Incorporation on this, the Fourth day of May, 1994, and acknowledges the same to be my act.

INCORPORATOR:

Martin C. Ernst

* * * * *

BY-LAWS

Niagara Mohawk Energy, Inc.

* * * * *

ARTICLE I

Offices

Section 1. The registered office shall be located at 1209 Orange Street, City of Wilmington, Delaware 19801.

Section 2. The principal office of the corporation is located at 507 Plum Street, Syracuse, New York 13204. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

Annual Meeting of Shareholders

Section 1. All meetings of shareholders for the election of directors shall be held at such place as may be fixed from time to time by the board of directors.

Section 2. Annual meetings of shareholders, commencing with the year 1996, shall be held on or about the first day of November at which time they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written or printed notice of the annual meeting stating the date, time and place of the meeting shall be mailed not less than ten nor more than sixty days before the date of the meeting by or at the direction of the CEO, COO, the secretary, or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting.

ARTICLE III

SPECIAL MEETINGS OF SHAREHOLDERS

Section 1. Special meetings of shareholders for any purpose other than the election of directors may be held at such time and place within or without the State of Delaware as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the CEO, the COO, or the board of directors.

Section 3. Written or printed notice of a special meeting stating the date, time and place of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than three nor more than thirty days before the date of the meeting, either personally or by mail, by or at the direction of the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

Notice of a shareholders' meeting to act on an amendment of the Certificate of Incorporation, on a plan of merger or share exchange, on a proposed sale of assets other than in the regular course of business, or on a plan of dissolution shall be given, in the manner provided herein, not less than twenty-five nor more than sixty days before the date of the meeting. Any such notice shall be accompanied by a copy of the proposed amendment, plan of merger, or share exchange, or plan of proposed sale of assets.

Section 4. The business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

ARTICLE IV

QUORUM AND VOTING OF SHARES

Section 1. A majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2. If a quorum is present, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless the vote of a greater number of affirmative votes is required by law or the Certificate of Incorporation.

Section 3. Each outstanding share of Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders unless the Certificate of Incorporation or law provide otherwise. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact.

In all elections for directors, each outstanding share of Stock is entitled to one vote for as many persons as there are directors to be elected, or if the Certificate of Incorporation so provide, to cumulate their votes and give one candidate as many votes as the number of directors multiplied by the number of his shares shall equal, or to distribute the votes on the same principle among as many candidates as he may see fit.

Section 4. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE V

DIRECTORS

Section 1. The initial director will be the incorporator of the corporation. The initial director shall serve until removed by unanimous consent of the shareholders of the corporation. The shareholders will name the first board of directors to replace the initial director, which action will be taken by unanimous consent of the shareholders. Except during the period that the initial director serves, the number of directors shall be a minimum of three. Directors need not be residents of the State of Delaware nor shareholders of the corporation. The directors, other than the initial director and the first board of directors, shall be elected at annual meetings of the shareholders, and each director elected shall serve a one year term. A director having completed his term of office shall continue to serve until his successor shall have been elected. The first board of directors shall hold office until the first annual meeting of shareholders.

Section 2. Any vacancy occurring in the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by the shareholders, the board of directors, or if the directors remaining in office constitute fewer than a quorum of the board, the vacancy may be filled by the affirmative vote of the directors remaining in office.

Section 3. The business affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these bylaws directed or required to be exercised or done by the shareholders.

Section 4. The directors may keep the books of the corporation, except such as are required by law to be kept within the State, outside of the State of Delaware, at such place or places as they may from time to time determine.

Section 5. The board of directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

Section 6. Except as provided by law, the stockholders of the corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors.

ARTICLE VI

MEETINGS OF THE BOARD OF DIRECTORS

Section 1. Meetings of the board of directors, regular or special, may be held either within or without the State of Delaware. Meetings will be held in person or by telephone.

Section 2. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.

Section 3. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

Section 4. Special meetings of the board of directors may be called by the CEO or COO on three days' notice to each director, either personally or by mail or by telegram; special meetings shall be called by the CEO, COO or secretary in like manner and on like notice on the written request of two directors.

Section 5. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 6. A majority of the directors shall constitute a quorum for the transaction of business unless a greater number is required by law or by the Certificate of Incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if one or more consents in writing, setting forth the action so taken, shall be signed by each director entitled to vote with respect to the subject matter thereof and included in the minutes or filed with the corporate records reflecting the action taken.

ARTICLE VII

COMMITTEES OF DIRECTORS

Section 1. A majority of the number of directors fixed by the bylaws or otherwise, may create one or more committees and appoint members of the board to serve on the committee or committees. To the extent provided by the board of directors or Certificate of Incorporation, each committee shall have and exercise all of the authority of the board of directors in the management of the corporation, except as otherwise required by law. Each committee shall have two or more members who serve at the pleasure of the board of directors. Each committee shall keep regular minutes of its proceedings and report the same to the board when required.

ARTICLE VIII

NOTICES

Section 1. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by facsimile.

Section 2. Whenever any notice is required to be given under the provisions of the statutes or under the provisions of the Certificate of Incorporation or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE IX

OFFICERS

Section 1. The officers of the corporation shall be a CEO, a COO, a secretary and a treasurer, and such other officers as the board of directors may from time to time deem necessary and appropriate. All officers shall be chosen by the board of directors. The initial director, being the incorporator of the corporation, shall be authorized to name a CEO and secretary of the corporation for the sole purpose of issuing certificates evidencing the issuance of shares of the corporation. Such initial CEO and secretary shall be replaced by unanimous consent of the first board of directors.

Section 2. The board of directors at its first meeting after each annual meeting of shareholders shall choose a CEO and COO, a treasurer, and a secretary. Each of the CEO and COO shall be a member of the board, but the treasurer and secretary need not be a member of the board..

Section 3. The board of directors may appoint such other officers and agents, including a vice president, as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

THE CEO

Section 6. The CEO shall be the chief executive officer of the corporation, shall be responsible for the overall management and direction of the corporation, including without limitation all decisions regarding corporate policy and strategy. The CEO shall preside at all meetings of the shareholders and the board of directors, and shall see that all orders and resolutions of the board of directors are carried into effect. The CEO shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

THE COO

Section 7. The COO shall report to the CEO, shall be the chief operating officer of the corporation and shall have general and active management of the day-to-day business of the corporation and, in the absence of the CEO, shall carry out the functions of the CEO.

THE VICE PRESIDENT

Section 8. The vice president, if any, or, if there are more than one, the vice presidents in order as determined by the board of directors, shall perform the duties from time to time as may be assigned to such vice president by the CEO and COO or by the board of directors.

THE SECRETARY AND ASSISTANT SECRETARIES

Section 9. The secretary, or, in the secretary's absence, any assistant secretary, shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or CEO, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 10. The assistant secretary, if any, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER

Section 11. The treasurer shall render current and periodic reports of financial status to the board of directors. He shall report to the CEO and shall fulfill such other duties and responsibilities as shall be assigned to him by the board of directors.

ARTICLE X

CERTIFICATES FOR SHARES

Section 1. The shares of the corporation may be represented by certificates. Certificates shall be signed by the CEO, COO or a secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.

If the corporation is authorized to issue shares of more than one class, there shall be set forth upon the face or back of each certificate, or each certificate shall have a statement that the corporation will furnish to any shareholder upon request and without charge, a full statement of the designations, preferences, limitations, and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue different series within a class, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series.

Section 2. The signatures of the officers upon a certificate may be facsimiles, unless otherwise provided in the Certificate of Incorporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

LOST CERTIFICATES

Section 3. The board of directors may direct a new certificate to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificated security, the board of directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

TRANSFERS OF SHARES

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate canceled and the transaction recorded upon the books of the corporation.

CLOSING OF TRANSFER BOOKS

Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix in advance a date as the record date for the determination of shareholders, such date in any case to be not more than seventy days. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

REGISTERED SHAREHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE XI

GENERAL PROVISIONS

DIVIDENDS

Section 1. Subject to the provisions of the Certificate of Incorporation relating thereto, if any, dividends may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in money or other property subject to any provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

CHECKS

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the corporation shall be the calendar year.

SEAL

Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, State of Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE XII

INDEMNIFICATION

Section 1. The corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the corporation or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, and including appeals therein (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the corporation, or (ii) is or was serving, at the written request of the corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the corporation, or a director or officer of the corporation, other than to enforce the terms of this article, unless such Matter was authorized by the board of directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the corporation as soon as practicable and the corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated, unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

ADVANCEMENT OF EXPENSES

Section 2. Except in the case of a Matter against a director, officer, or other person specifically approved by the board of directors, the corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

RIGHTS NOT EXCLUSIVE

Section 3. The rights to indemnification and advancement of expenses granted by or pursuant to this article (i) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement, (ii) shall be deemed to constitute contractual obligations of the corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this article is in effect, (iii) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this article, and (iv) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this article to require the corporation to indemnify the persons referred to herein for the aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of bylaws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

AUTHORIZATION OF CONTRACTS

Section 4. The corporation may, with the approval of the board of directors, enter into an agreement with any person who is, or is about to become, a director or officer of the corporation, or who is serving, or is about to serve, at the request of the corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this article.

INSURANCE

Section 5. The corporation may purchase and maintain insurance to indemnify the corporation and the directors and officers within the limits permitted by law.

SEVERABILITY

Section 6. If any provision of this article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE XIII

AMENDMENTS

Section 1. These bylaws may be amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board unless the Certificate of Incorporation or law reserve this power to the shareholders.

3014757.6□



CERTIFICATE OF INCORPORATION

-of-

NM HOLDINGS, INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be NM HOLDINGS, INC. (hereinafter sometimes called the "Corporation").

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the City of Syracuse, County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him

#30028294.2

is: J. Michael Parish, Esq., c/o Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004-1490.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right or be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 12th day of November, 1992.

(Signature)

J. Michael Parish
Winthrop Stimson Putnam & Roberts
1 Battery Park Plaza
New York, New York 10004

STATE OF NEW YORK)
: ss.:
COUNTY OF NEW YORK)

On this 12th day of November, 1992, before me personally came J. Michael Parish, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

J Robert Hall

J. ROBERT HALL
Notary Public, State of New York
No. 31-4909506
Qualified in New York County
Commission Expires Dec. 9, 1993

CERTIFICATE OF INCORPORATION

OF

NM HOLDINGS, INC.

UNDER SECTION 402 OF THE
BUSINESS CORPORATION LAW

Winthrop, Stimson, Putnam & Roberts
Att: Michal Katz
One Battery Park Plaza
New York, NY 10004

A CERTIFICATE OF AMENDMENT
OF
THE CERTIFICATE OF INCORPORATION
OF
NM HOLDINGS, INC.

Under Section 805 Of The Business Corporation Law

Pursuant to the provisions of Section 805 of the Business Corporation Law, the undersigned Corporation certified that it has adopted the following Certificate of Amendment to its Certificate of Incorporation, which changes the name of the Corporation.

The name of the Corporation is NM Properties, Inc. The name under which the Corporation was formed was NM Holdings, Inc.

The date that the Certificate of Incorporation of this Corporation was filed by the Department of State is November 13, 1992.

The following Amendment to change the name of the Corporation was adopted on 9/25, 1998:

The Amendment to the Certificate of Incorporation, is as follows: The First Paragraph is hereby amended to read "The Name of the Corporation shall be NM Properties, Inc. (hereinafter sometimes called "Corporation".

This change of name was passed by a consent of the sole shareholder of the Corporation and the unanimous vote of the Board of Directors.

DATED: _____, 1998.

NM Properties, Inc. (The new name of the Corporation)

[signature]
President Samuel F. Manno

[signature]
Secretary David C. Hatch

STATE OF NEW YORK } ss.:

COUNTY OF ONONDAGA }

I, David C. Hatch the secretary named in the foregoing certificate being duly sworn, say: I have read the foregoing Certificate of Amendment subscribed by me and know the contents thereof, and the same is true of my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe it to be true.

[signature]
Secretary David C. Hatch

BY-LAWS OF NM PROPERTIES, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**NM Properties, Inc.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that

might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once

present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of four directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action,. claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates.- The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the ~~Sole Incorporator~~ Bd/Directors of the Corporation this 6 day of July, 1997.

David C. Hatch, Esq.
Secretary

ARTICLES OF ORGANIZATION
OF
NM RECEIVABLES LLC
UNDER SECTION TWO HUNDRED THREE
OF THE LIMITED LIABILITY COMPANY LAW

THE UNDERSIGNED, a natural person being at least eighteen years of age and acting as the organizer of a limited liability company under and in accordance with the New York Limited Liability Company Law, does hereby certify to the New York Department of State as follows:

FIRST: The name of the limited liability company is NM RECEIVABLES LLC (the "Company").

SECOND: The county within the State of New York in which the office of the Company is to be located is Onondaga County, New York.

THIRD: The Secretary of State (the "Secretary") is designated as the agent of the Company upon whom process against the Company may be served. The post office address to which the Secretary shall mail a copy of any process against the Company served upon him or her is: 300 Erie Boulevard West, Suite B-2000, Syracuse, New York 13202, Attn: Managing Member.

FOURTH: The management of the Company shall be vested in one (1) member, NM Receivables Corp. II, a New York corporation (the "Managing Member").

FIFTH: The purposes for which the Company is organized are: (a) to purchase or acquire from Niagara Mohawk Power Corporation, a New York corporation ("NMPC") accounts receivable ("Receivables") and to hold, sell, transfer, pledge or otherwise dispose of Receivables or interests therein; (b) to provide (or arrange for the provision of) services necessary for the collection and administration of Receivables; (c) to enter into and perform its obligations in accordance with any agreement providing for the purchase, sale, transfer or pledge of Receivables or interests therein; (d) to distribute or loan proceeds from Receivables and any other income as determined by the Managing Member; (e) to enter into and/or obtain agreements relating to financial guarantee insurance and related surety bonds; (f) to purchase or acquire from the entities that purchase Receivables from it commercial paper notes and to sell, transfer and otherwise dispose of such commercial paper notes to NMPC; and (g) to engage in any lawful act or activity and to exercise any powers permitted to companies organized under the New York Limited Liability Company Law that are incidental to and necessary, suitable or convenient for the accomplishment of the purposes specified in clauses (a) through (f) above.

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Company, and for further definition, limitation and regulation of the powers of the Company and its members:

(A) The business and affairs of the Company shall be managed by or under the direction of the Managing Member.

(B) The Managing Member shall not owe a fiduciary duty or other obligation to any other member (except as may specifically be required by the statutory law of any applicable jurisdiction), and every member, including each successor member, shall consent to the foregoing by virtue of such member's acquisition of an interest in the Company, no further act or deed of any member being required to evidence such consent. Instead, the Managing Member's fiduciary duty and other obligations shall be owed to the Company (including its creditors).

(C) The Company shall maintain a separate principal office through which its business shall be conducted, which office may be located in identifiable space within the headquarters of NMPC pursuant to a lease on commercially reasonable terms.

(D) The Company shall maintain limited liability company records and books of account and shall not commingle its limited liability company records and books of account with the corporate records and books of account of NMPC or any other entity.

(E) The Company shall prepare separate tax returns and financial statements, or if part of the NMPC consolidated group, the Company will be shown on tax returns and financial statements of the NMPC consolidated group as a separate member of such group.

(F) The Company shall hold regular meetings of its members to authorize all of its limited liability company actions, as may be required by applicable law, these Articles of Organization or the Company's Operating Agreement, and shall observe all other limited liability company formalities. The Company shall hold member meetings not less frequently than one (1) time per annum.

(G) The funds and other assets of the Company shall not be commingled with those of any other entity.

(H) The Company shall pay its own expenses, including salaries of its employees, if any.

(I) The Company shall not assume, guarantee or hold itself out as being liable for the debts of any other party.

(J) The Company shall not form, or cause to be formed, any subsidiaries.

(K) The Company shall act solely in its company name and through the Managing Member in the conduct of its business, shall conduct its business so as not to mislead others as to the identity of the entity with which they are concerned, and shall hold itself out to creditors and the public as a legal entity separate and distinct from any other entity.

SEVENTH: Without the unanimous vote of all of the Company's members, including the unanimous vote of the entire Board of Directors of the Managing Member (the phrase "the entire Board of Directors" having the same meaning herein as is ascribed to it in the Managing Member's Certificate of Incorporation), the Company shall not:

(A) Adopt, amend, restate, revoke or repeal these Articles of Organization or the Company's Operating Agreement;

(B) Make or commence any bankruptcy or insolvency filing or proceeding or any similar filing or proceeding;

(C) Make or commence any dissolution, liquidation, consolidation, merger, sale, exchange, lease, mortgage, pledge or other transfer of the Company or of all or substantially all of its assets; or

(D) Acquiesce, petition or otherwise invoke or cause any other person or entity to invoke the process of the United States of America, any state or other political subdivision thereof or any other jurisdiction, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government for the purpose of commencing or sustaining a case against the Company under a federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Company for all or any part of its property or assets or ordering the winding-up, dissolution or liquidation of the affairs of the Company or a consolidation or merger of the Company or a sale of all or substantially all of the assets of the Company.

Notwithstanding any other provision hereof, if there shall not be two (2) Independent directors, as defined in and as required pursuant to the Managing Member's Certificate of Incorporation, then in office and acting on behalf of the Managing Member, no vote upon any matter set forth in this Article SEVENTH shall be taken unless and until two (2) such Independent directors shall have been duly elected and qualified.

EIGHTH: The Company shall, to the fullest extent permitted by Section 420 of the New York Limited Liability Company Law or any other applicable law, as the same shall be amended from time to time, indemnify and hold harmless and advance expenses to each of the members of the Company, and the Company may indemnify and hold harmless and advance expenses to any other person or entity who may be indemnified, in each and every situation where, under Section 420 of the New York Limited Liability Company Law or such other applicable law, the Company is permitted or empowered to make such indemnification or advance such expenses. Any repeal or modification of the foregoing provisions of this Article EIGHTH by the members of the Company shall not adversely affect any right or protection of any person existing at the time of such repeal or modification.

NINTH: A 50% membership interest in the Company (such interest, as the same may be adjusted to reflect any future disparities between the net invested capital of each of the members, being hereinafter referred to as the "Restricted Interest") shall be initially issued to NMPC. The Restricted Interest may not be sold, pledged, assigned or otherwise transferred by NMPC to any other person or entity. A 50% membership interest in the Company shall be initially issued to the Managing Member. No other members shall be admitted to the Company without (a) the concurrence of the two (2) Independent directors of the Managing Member and (b) the written approval of the Public Service Commission of the State of New York (the "PSC"). The PSC is intended to be and shall be a third-party beneficiary of the provisions contained in this Article NINTH. In addition to any vote or approval required by applicable law, the provisions contained in this Article NINTH may not be amended, altered, changed or repealed without the written approval of the PSC.

IN WITNESS WHEREOF, I have signed and executed these Articles of Organization pursuant to the New York Limited Liability Company Law, and do hereby verify, acknowledge, declare and affirm under penalties of perjury that this is my act and deed and that the facts herein stated are true, and accordingly I have hereunto set my hand for the purpose of forming a limited liability company this 22nd day of December, 1997.

Terence A. Burke

(Name) Terence A. Burke, Organizer
(Address) Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York 13202

State of New York)
) SS:
County of Onondaga)

On the date hereinafter set forth, before me personally came Terence A. Burke, to me known to be the individual who is described in and who signed the foregoing Articles of Organization, and he acknowledged to me that he signed the same.

Signed on December 22, 1997.

Eileen C. Griffith
Notary Public

My Commission Expires:____________________

EILEEN C. GRIFFITH
Notary Public in the State of New York
Qualified in Onondaga County No. 5013608
My Commission Expires July 15 1999

State of New York }
Department of State } *ss:*

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on DEC 30 1997


STATE OF NEW YORK
EXCELSIOR
DEPARTMENT OF STATE

Special Deputy Secretary of State

DOS-1266 (5/96)

C1-07 F971226000015

CERTIFICATE OF INCORPORATION OF NM RECEIVABLES CORP. II
UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW

THE UNDERSIGNED, a natural person being at least eighteen years of age and acting as the incorporator of a corporation under and in accordance with the New York Business Corporation Law, does hereby certify to the New York Department of State as follows:

FIRST: The name of the corporation is NM RECEIVABLES CORP. II (the "Corporation").

SECOND:

(A) The county within the State of New York in which the office of the Corporation is to be located is Onondaga County, New York.

(B) The Secretary of State (the "Secretary") is designated as the agent of the Corporation upon whom process against the Corporation may be served. The post office address to which the Secretary shall mail a copy of any process against the Corporation served upon him or her is: 300 Erie Boulevard West, Suite B-2000, Syracuse, New York 13202, Attn: President.

THIRD: The purposes for which the Corporation is organized are: (a) to act as managing member of NM Receivables LLC, a New York limited liability company ("NMR LLC"); and (b) to engage in any lawful act or activity and to exercise any powers permitted to corporations organized under the New York Business Corporation Law that are incidental to and necessary, suitable or convenient for the accomplishment of the purposes specified in clause (a) above.

FOURTH: The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is 20,000 shares of common stock, par value $1.00 per share (the "Common Stock").

FIFTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and its directors and shareholders:

(A) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(B) The Corporation shall at all times have at least two Independent (as hereinafter defined) directors, and such Independent directors cannot be removed unless their successors have been duly elected and qualified. In order for the Corporation to amend its Certificate of Incorporation to modify any provision of Article THIRD, this Article FIFTH or Article SIXTH, such amendment must be approved by the entire Board of Directors. For purposes of this Certificate of

Incorporation, (a) "Independent" shall mean, when used with respect to any Person, a Person who (i) does not have any direct financial interest or any material indirect financial interest in the Corporation, or in any Affiliate of the Corporation, (ii) is not connected with the Corporation or any Affiliate of the Corporation as an officer, employee, promoter, underwriter, trustee, partner or Person performing similar functions, and (iii) is not, and has not been for a period of at least five (5) years, a director of any Affiliate of the Corporation; (b) "Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, estate, trust, unincorporated association, any federal, state, county or municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing; and (c) "Affiliate" shall mean, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by or is under common control with such Person, but shall not include NM Receivables Corp., a New York corporation. For purposes of this definition, control of a Person shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(C) No Independent director shall owe a fiduciary duty or other obligation to shareholders of the Corporation (except as may specifically be required by the statutory law of any applicable jurisdiction), and every shareholder, including each successor shareholder, shall consent to the foregoing by virtue of such shareholder's purchase of shares of capital stock of the Corporation, no further act or deed of any shareholder being required to evidence such consent. Instead, such director's fiduciary duty and other obligations shall be owed to the Corporation and to NMR LLC (including their respective creditors).

(D) The Corporation shall maintain a separate principal office through which its business and the business of NMR LLC shall be conducted, which office may be located in identifiable space within the headquarters of Niagara Mohawk Power Corporation, a New York corporation ("NMPC").

(E) The Corporation shall maintain corporate records and books of account and shall not commingle its corporate records and books of account with the corporate records and books of account of NMR LLC, NMPC, or any other Person.

(F) The Corporation shall prepare separate tax returns and financial statements, or if part of the NMPC consolidated group, the Corporation will be shown on tax returns and financial statements of the NMPC consolidated group as a separate member of such group.

(G) The Corporation shall hold regular meetings of its Board of Directors and shareholders, as appropriate, to authorize all of its corporate actions, as may be required by applicable law, this Certificate of Incorporation or the Corporation's By-Laws, and shall observe all other corporate formalities. The Corporation shall hold meetings of its shareholders not less frequently than one (1) time per annum.

(H) The funds and other assets of the Corporation shall not be commingled with those of any other Person.

(I) The Corporation shall pay its own expenses, including salaries of its employees, if any.

(J) The Corporation shall not assume, guarantee or hold itself out as being liable for the debts of any other Person.

(K) The Corporation shall not form, or cause to be formed, any subsidiaries.

(L) Except when the Corporation is acting in its capacity as managing member of NMR LLC, the Corporation shall act solely in its corporate name and through its duly authorized officers or agents in the conduct of its business, shall conduct its business so as not to mislead others as to the identity of the Person with which they are concerned, and shall hold itself out to creditors and the public as a legal entity separate and distinct from any other Person.

(M) In furtherance and not in limitation of the powers conferred upon the Board of Directors by law, the Board of Directors shall have the power to adopt, amend and repeal from time to time By-laws of the Corporation.

SIXTH: Without the unanimous vote of the entire Board of Directors (the phrase "entire Board of Directors," whenever used in this Certificate of Incorporation, meaning all of the directors of the Corporation who would be in office, including at least two Independent directors (as defined in Article FIFTH above) if there were at any time neither any vacancies nor any unfilled newly-created directorships on the Board of Directors), neither the Corporation nor NMR LLC shall:

(A) Make or commence any bankruptcy or insolvency filing or proceeding or any similar filing or proceeding;

(B) Make or commence any dissolution, liquidation, consolidation, merger, sale, exchange, lease, mortgage, pledge or other transfer of the Corporation or of all or substantially all of its assets; or

(C) Acquiesce, petition or otherwise invoke or cause any other Person to invoke the process of the United States of America, any state or other political subdivision thereof or any other jurisdiction, any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government for the purpose of commencing or sustaining a case against the Corporation under a federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Corporation for all or any part of its property or assets or ordering the winding-up, dissolution or liquidation of the affairs of the Corporation or a consolidation or merger of the Corporation or a sale of all or substantially all of the assets of the Corporation.

Notwithstanding any other provision hereof, if there shall not be two Independent directors as required pursuant to Article FIFTH of this Certificate of Incorporation then in office and acting, no vote upon any matter set forth in this Article SIXTH shall be taken unless and until two such Independent directors shall have been duly elected and qualified.

SEVENTH: No director shall be personally liable to the Corporation or its shareholders for monetary damages for any breach of duty as a director, except for liability (1) of any director if a judgment or other final adjudication adverse to such director establishes that the acts or omissions comprising or giving rise to such breach of duty were in bad faith or involved intentional misconduct or a knowing violation of law, (2) for any transaction from which the director personally gained a financial profit or other advantage to which such director was not legally entitled or (3) for acts in violation of Section 719 of the New York Business Corporation Law. Neither the repeal or amendment of this Article SEVENTH, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect to any matter occurring, or any cause of action, suit or claim that, but for this Article SEVENTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

EIGHTH: The Corporation shall indemnify each person who is or was a director or officer of the Corporation, and may indemnify any other person who may be indemnified, to the fullest extent permitted by Section 722 of the New York Business Corporation Law, as the same shall be amended from time to time, in each and every situation where, under such Section 722, the Corporation is permitted or empowered to make such indemnification. Any repeal or modification of the foregoing provisions of this Article NINTH by the shareholders of the Corporation shall not adversely affect any right or protection of any person existing at the time of such repeal or modification.

NINTH: 2,000 shares of Common Stock (hereinafter referred to as the "Restricted Shares") shall be initially issued to NMPC. The Restricted Shares may not be sold, pledged, assigned or otherwise transferred by NMPC to any other Person, and no other shares of capital stock in the Corporation shall at any time be issued, without (a) the concurrence of the two (2) Independent directors of the Corporation and (b) the written approval of the Public Service Commission of the State of New York (the "PSC"). The PSC is intended to be and shall be a third-party beneficiary of the provisions contained in this Article NINTH. In addition to any vote or approval required by applicable law, the provisions contained in this Article NINTH may not be amended, altered, changed or repealed without the written approval of the PSC.

TENTH: Subject to the second sentence of Paragraph (B) of Article FIFTH and the last sentence of Article NINTH, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on shareholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, I have signed and executed this Certificate of Incorporation pursuant to the New York Business Corporation Law, and do hereby verify, acknowledge, declare and affirm under penalties of perjury that this is my act and deed and that the facts herein stated are true, and accordingly have hereunto set my hand for the purpose of forming a corporation this 22nd day of December, 1997.

Terence A. Burke

(Name) Terence A. Burke, Incorporator
(Address) Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York 13202

State of New York)
) ss:
County of Onondaga)

On the date hereinafter set forth, before me personally came Terence A. Burke, to me known to be the individual who is described in and who signed the foregoing Certificate of Incorporation, and he acknowledged to me that he signed the same.

Signed on December 22, 1997.

Eileen C. Griffith
Notary Public

My Commission Expires: ____________

EILEEN C. GRIFFITH
Notary Public in the State of New York
Qualified in Onondaga County No. [illegible]
My Commission Expires July 15, 1999

40810263

CT-07

F 971226000015

CERTIFICATE OF INCORPORATION

OF

NM RECEIVABLES CORP. II

UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW.

FILED DEC 26 9 10 AM '97

SWIDLER & BOSMAN
3000 K STREET NW
WASHINGTON DC 20007

RECEIVED DEC 24 2 19 PM '97

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED DEC 26 1997
TAX $ 10 -
BY: ML
Onondaga

971226000016

State of New York }
Department of State } *ss:*

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on JUL 17 1998


STATE OF NEW YORK
EXCELSIOR
DEPARTMENT OF STATE

Special Deputy Secretary of State

1266 (5/96)

CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION
OF
NM RECEIVABLES CORP. II
UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW

* * * * *

I, THE UNDERSIGNED, Terence A. Burke, being the Secretary of NM Receivables Corp. II (the "Corporation"), hereby certify:

1. The name of the Corporation is NM Receivables Corp. II.

2. The certificate of incorporation of the Corporation was filed with the Department of State on the 26th day of December, 1997.

3. The certificate of incorporation is hereby amended to delete Article Sixth in its entirety and replace it with the following:

SIXTH: Without the unanimous vote of the entire Board of Directors (the phrase "entire Board of Directors," whenever used in this Certificate of Incorporation, meaning all of the directors of the Corporation who would be in office, including at least two Independent directors (as defined in Article FIFTH above) if there were at any time neither any vacancies nor any unfilled newly-created directorships on the Board of Directors), the Corporation shall not, either for itself or for or on behalf of NMR LLC:

(A) Make or commence any bankruptcy or insolvency filing or proceeding or any similar filing or proceeding;

(B) Make or commence any dissolution, liquidation, consolidation, merger, sale, exchange, lease, mortgage, pledge or other transfer of the Corporation or NMR LLC or of all or substantially all of the assets of either of them; or

(C) Acquiesce, petition or otherwise invoke or cause any other Person to invoke the process of the United States of America, any state or other political subdivision thereof or any other jurisdiction, any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government for the purpose of commencing or sustaining a case against the Corporation or NMR LLC under a federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Corporation or of NMR LLC for all or any part of the property or assets of either of them or ordering the winding-up, dissolution or liquidation of the affairs of the Corporation or NMR LLC or a consolidation or merger of the Corporation or NMR LLC or a sale of all or substantially all of the assets of the Corporation or NMR LLC.

Notwithstanding any other provision hereof, if there shall not be two Independent directors as required pursuant to Article FIFTH of this Certificate of Incorporation then in office and acting, no vote upon any matter set forth in this Article SIXTH shall be taken unless and until two such Independent directors shall have been duly elected and qualified.

4. This amendment was authorized by unanimous written consent of the Board of Directors dated as of June 9, 1998 and by unanimous written consent of the sole shareholder of the Corporation dated as of June 10, 1998.

IN WITNESS WHEREOF, I have signed this certificate on the 11 day of June, 1998, and I affirm the statements contained herein as true under penalties of perjury.

Terence A. Burke

Name: Terence A. Burke
Title: Secretary

CT-07

F980612000258

CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION
OF
NM RECEIVABLES CORP. II

UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW.

SWINDLER & BERLIN
3000 K STREET N.W. 300
WASHINGTON, D.C. 20007-5116

RECEIVED
JUN 12 10 06 AM '98

BILLED

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JUN 1 2 1998
TAX $
BY: SB
Onondaga

980612000271

3

* * * * *

B Y-L A W S OF

NM RECEIVABLES CORP. II

* * * * *

ARTICLE I

OFFICES

Section 1. The registered office shall be located at 300 Erie Boulevard West, Suite #B2000, Syracuse, New York, 13202, Attn: President.

Section 2. The principal office of the corporation shall be located at 300 Erie Boulevard West, Suite #B2000, Syracuse, New York, 13202, Attn: President. The corporation may also have offices at such other places both within and without the State of New York as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

ANNUAL MEETINGS OF SHAREHOLDERS

Section 1. All meetings of shareholders for the election of directors shall be held at such place as may be fixed from time to time by the board of directors and as shall be stated in the notice or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of shareholders, commencing with the year 1998, shall be held on or about the first day of June at which time they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

Section 3. Written or printed notice of the annual meeting stating the date, time and place of the meeting shall be given personally or mailed by first class mail not less than ten (10) nor more than fifty (50) days before the date of the meeting by or at the direction of the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting.

ARTICLE III

SPECIAL MEETINGS OF SHAREHOLDERS

Section 1. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by the New York Business Corporation Law (the "Business Corporation Law") or by the Certificate of Incorporation, may be called by the president, the vice president or the board of directors, and may be held at such time and place within or without the State of New York as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Written or printed notice of a special meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting, and stating the date, time and place of the meeting and the purpose or purposes for which the meeting is called, shall be mailed by first class mail or given personally not less than ten (10) nor more than fifty (50) days before the date of the meeting by or at the direction of the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders fulfilling the requirements of Section 623 of the Business Corporation Law to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and shall be accompanied by a copy of Section 623 of the Business Corporation Law or an outline of its material terms.

Section 3. The business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

ARTICLE IV

QUORUM AND VOTING OF SHARES

Section 1. A majority of the votes entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter except as otherwise provided by the Business Corporation Law or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2. If a quorum is present, action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless the vote of a greater number of affirmative votes is required by the Business Corporation Law or the Certificate of Incorporation.

Section 3. Each outstanding share of stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of shareholders unless the Certificate of Incorporation or the Business Corporation Law provides otherwise. A shareholder may vote either in person or by proxy executed in writing by such shareholder or by his duly authorized attorney-in-fact.

In all elections for directors, each outstanding share of stock is entitled to one (1) vote for as many persons as there are directors to be elected.

Section 4. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

Section 5. Shareholders may participate in a meeting by means of a conference telephone or similar communications equipment with which all persons participating in a meeting can hear each other, and such participation shall constitute presence in person at such meeting.

ARTICLE V

DIRECTORS

Section 1. The number of directors shall be five (5), at least two (2) of whom shall be Independent directors, as provided for and defined in the Certificate of Incorporation. Directors need not be residents of the State of New York nor shareholders of the corporation. The directors, other than the first board of directors, shall be elected at annual meetings of the shareholders, and each director elected shall serve a one (1) year term. A director having completed his term of office shall continue to serve until his successor shall have been elected and qualified. The first board of directors shall hold office until the first annual meeting of shareholders.

Section 2. Any vacancy occurring in the board of directors, including a vacancy resulting from an increase in the number of directors, or the removal of a director, may be filled by the shareholders or the board of directors, or if the directors remaining in office constitute fewer than a quorum of the board, the vacancy may be filled by the affirmative vote of the directors remaining in office.

Section 3. The business affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not, pursuant to the Business Corporation Law, the Certificate of

Incorporation or these bylaws, directed or required to be exercised or done by the shareholders.

Section 4. The directors may keep the books of the corporation, except such as are required by the Business Corporation Law to be kept within the State, outside of the State of New York, at such place or places as they may from time to time determine.

Section 5. The board of directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

Section 6. Except as provided by the Business Corporation Law, the shareholders of the corporation may remove any director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors.

ARTICLE VI

MEETINGS OF THE BOARD OF DIRECTORS

Section 1. Meetings of the board of directors, regular or special, may be held either within or without the State of New York. Directors may participate in a meeting by means of a conference telephone or similar communications equipment with which all persons participating in a meeting can hear each other, and such participation shall constitute presence in person at such meeting.

Section 2. The first meeting of each newly elected board of directors shall be held immediately following the annual meeting of shareholders and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.

Section 3. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

Section 4. Special meetings of the board of directors may be called by the president or vice president on two (2) business days' notice to each director, mailed by first class mail or given personally; special meetings shall be called by the president, vice president or secretary in like manner and on like notice on the written request of two (2) directors.

Section 5. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 6. A majority of the directors shall constitute a quorum for the transaction of business unless a greater number is required by the Business Corporation Law or by the Certificate of Incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by the Business Corporation Law or by the Certificate of Incorporation. A majority of directors present, whether or not a quorum is present, may adjourn any meeting to another time and place.

Section 7. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if one (1) or more consents in writing, setting forth the action so taken, shall be signed by each director entitled to vote with respect to the subject matter thereof and included in the minutes or filed with the corporate records reflecting the action taken.

ARTICLE VII

NOTICES

Section 1. Whenever, under the provisions of the Business Corporation Law, the Certificate of Incorporation or these bylaws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by facsimile, which shall be effective upon the sender's receipt of confirmation of transmission.

Section 2. Whenever any notice is required to be given under the provisions of the Business Corporation Law, the Certificate of Incorporation or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE VIII

OFFICERS

Section 1. The officers of the corporation shall be a president, a vice president, a secretary and a treasurer, and such other officers as the board of directors may from time to time deem necessary and appropriate. All officers shall be chosen by the board of directors.

Section 2. The board of directors at its first meeting after each annual meeting of shareholders shall choose a president, a vice president, a treasurer and a secretary.

Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

Section 6. The president shall be the chief executive officer of the corporation, and shall be responsible for the overall management and direction of the corporation, including without limitation all decisions regarding corporate policy and strategy. The president shall preside at all meetings of the shareholders and the board of directors, and shall see that all orders and resolutions of the board of directors are carried into effect. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by the Business Corporation Law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Section 7. In the absence of the president or in the event of the president's death or inability or refusal to act, the vice president, if any, or, if there are more than one, the executive vice president, shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Each vice president shall perform such other duties as from time to time may be assigned to such vice president by the president or by the board of directors.

Section 8. The secretary, or, in the secretary's absence, any assistant secretary, shall attend all meetings of the board of directors and all meetings of the shareholders, record all the proceedings of the meetings of the board of directors and of the shareholders in a book to be kept for that purpose and, if necessary or appropriate, certify as to the acts of the board of directors and shareholders. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of an assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

Section 9. The assistant secretary, if any, or if there is more than one, the assistant secretaries, in the order determined by the board of directors, shall, in the absence of the secretary, or in the event of the secretary's death or inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 10. The treasurer shall render current and periodic reports of financial status to the board of directors. He shall report to the president and shall fulfill such other duties and responsibilities as shall be assigned to him by the board of directors.

ARTICLE IX

CERTIFICATES FOR SHARES

Section 1. The shares of the corporation may be represented by certificates. Certificates shall be signed by the president or vice president and the secretary or assistant secretary or the treasurer or assistant treasurer of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof.

If the corporation is authorized to issue shares of more than one class, there shall be set forth upon the face or back of each certificate, or each certificate shall otherwise contain a statement that the corporation will furnish to any shareholder upon request and without charge, a full statement of the designations, preferences, limitations and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue different series within a class, the variations in the relative rights, preferences and limitations between the shares of each such series so far as the same have been fixed and determined and the authority of the board of directors to fix and determine the relative rights, preferences and limitations of subsequent series.

Section 2. The signatures of the officers upon a certificate may be facsimiles if (i) the certificate is countersigned by a transfer agent or registered by a registrar other than the corporation itself or its employee, or (ii) the shares represented by the certificate are listed on a registered national security exchange. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

Section 3. The board of directors may direct a new certificate to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the board of directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate canceled and the transaction recorded upon the books of the corporation.

Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix in advance a date as the record date for the determination of shareholders. Such date in any case shall not be more than fifty (50) nor less than ten (10) days before the date of such meeting, nor more than fifty (50) days prior to any other action. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date next preceding the day on which notice of the meeting is mailed, or, if no notice is given, the day on which the meeting is held, or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Business Corporation Law.

ARTICLE X

GENERAL PROVISIONS

Section 1. Subject to the provisions of the Certificate of Incorporation relating thereto, if any, dividends may be declared by the board of directors at any regular or special meeting, pursuant to the Business Corporation Law.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, for equalizing dividends, for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 3. The board of directors shall not pay dividends out of funds other than retained earnings unless the board of directors determines that the funds to be paid as dividends are no longer needed by the corporation in the operations of its business and that the corporation will not require additional capital contributions after the payment of such dividends.

Section 4. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

Section 5. The fiscal year of the corporation shall be the calendar year.

Section 6. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, State of New York." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE XI

INDEMNIFICATION

Section 1. The corporation shall indemnify, to the fullest extent permitted by Section 722 of the Business Corporation Law, each person involved in, or made or threatened to be made a party to, any action, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the corporation or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, and including appeals therein (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person or such person's testator or intestate (i) is or was a director or officer of the corporation, or (ii) is or was serving, at the written request of the corporation, as a director or officer of, or in any other capacity for, any other corporation, or any limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph, if such director, officer or person acting in such other capacity acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

No indemnification shall be made to or on behalf of any such person if (i) such person's acts were committed in bad faith or involved intentional misconduct or a knowing violation of law, (ii) such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled or (iii) such person shall incur liability pursuant to Section 719 of the Business Corporation Law. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the corporation, or a director or officer of the corporation, other than to enforce the terms of this article, unless such Matter was authorized by the board of directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the corporation as soon as practicable and the corporation shall be permitted to participate in such matter. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated, unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Except in the case of a Matter against a director, officer or other person specifically approved by the board of directors, the corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. The rights to indemnification and advancement of expenses granted by or pursuant to this article (i) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution or agreement, (ii) shall be deemed to constitute contractual obligations of the corporation to any director, officer or other person who serves in a capacity referred to herein at any time while this article is in effect, (iii) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this article and (iv) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this article to require the corporation to indemnify the persons referred to herein for the aforementioned judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of bylaws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. The corporation may, with the approval of the board of directors, enter into an agreement with any person who is, or is about to become, a director or officer of the corporation, or who is serving, or is about to serve, at the request of the corporation, as a director or officer of, or in any other capacity for, any other corporation, or any limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms and to the extent not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this article.

Section 5. The corporation may purchase and maintain insurance to indemnify the corporation, the directors, the officers and other persons to whom indemnification rights are provided within the limits permitted by the Business Corporation Law.

Section 6. If any provision of this article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE XII

AMENDMENTS

Section 1. These bylaws may be amended or repealed and new bylaws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board.



The State of Texas

SECRETARY OF STATE

I, MARK WHITE, Secretary of State of the State of Texas, DO HEREBY CERTIFY that the attached is a true and correct copy of the following described instruments on file in this office:

N M URANIUM, INC.

Articles of Incorporation April 26, 1976



IN TESTIMONY WHEREOF, I have hereunto signed my name officially and caused to be impressed hereon the Seal of State at my office in the City of Austin, this

5th *day of* May *A. D. 19* 76

Secretary of State

FILED
In the Office of the
Secretary of State of Texas

APR 26 1976

James L. Nelson
Deputy Director, Corporation Division

ARTICLES OF INCORPORATION

OF

N M URANIUM, INC.

The undersigned, natural persons of the age of eighteen (18) years or more and at least two of whom are citizens of the State of Texas, acting as incorporators of a corporation under the provisions of the Texas Business Corporation Act, adopt the following Articles of Incorporation:

ARTICLE 1.

The name of the Corporation is N M URANIUM, INC.

ARTICLE 2.

The period of duration of the Corporation is perpetual.

ARTICLE 3.

The purpose for which the Corporation is organized is to engage in any or all lawful acts, activities or businesses for which a corporation may be organized under the Texas Business Corporation Act.

ARTICLE 4.

The aggregate number of shares which the Corporation shall have authority to issue is one million (1,000,000) shares of common stock with the par value of Ten Dollars ($10.00) per share.

ARTICLE 5.

The Corporation will not commence business until it has received for the issuance of its shares consideration of the value of at least One Thousand Dollars ($1,000.00), consisting of money, labor done or property actually received.

ARTICLE 6.

Without necessity for action by its shareholders, the Corporation may purchase, directly or indirectly, its own shares to the extent of the aggregate of unrestricted capital surplus available therefor and unrestricted reduction surplus available therefor.

ARTICLE 7.

Section 7.1. The shareholders of the Corporation shall not have a preemptive right to acquire additional, unissued, or treasury shares of the Corporation or securities of the Corporation convertible into or carrying a right to subscribe to or acquire such shares.

Section 7.2. No shareholder of the Corporation shall have the right to cumulate his votes in the election of directors.

ARTICLE 8.

Section 8.1. Notwithstanding any provision of the Texas Business Corporation Act which requires the vote or concurrence of the holders of more than a majority of the shares of the Corporation entitled to vote to take an action, the vote or concurrence of the holders of a majority of the shares of the Corporation entitled to vote shall be sufficient to take such action.

Section 8.2. The holders of at least one-third (1/3) of the shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the shareholders of the Corporation.

Section 8.3. Any contract or other transaction between the Corporation and one or more of its directors or between the Corporation and another corporation, partnership, joint venture, trust or other enterprise of which one or more of the Corporation's directors are shareholders, members, officers, directors or employees or in which they are otherwise interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the Board of Directors, Executive Committee or other committee of the Corporation which acts upon or in reference to such contract or transaction and notwithstanding his or their participation in such action if the fact of such interest shall be disclosed or known to the Board of Directors, Executive Committee or other committee, as the case may be, and such body shall, nevertheless, authorize, approve or ratify such contract or transaction by vote of a majority of the directors present at the meeting of the Board of Directors or a majority of the members of the Executive Committee or other committee, as the case may be. Such interested director or directors shall be counted in determining whether any necessary quorum is present but shall not be counted in calculating the majority necessary to carry any such vote. This Section 8.3 shall not be construed to invalidate any contract or other transaction which would otherwise be valid under applicable common or statutory law.

ARTICLE 9.

Section 9.1. Each director and officer of the Corporation, and any person who may have served at the request of the Corporation as a director or officer of another corporation in which it owns shares or of which it is a creditor, shall be indemnified by the Corporation against any costs and expenses, including counsel fees, actually and necessarily incurred in connection with the defense of any civil, criminal, administrative or other claim, action, suit or proceeding (whether by or in the right of the Corporation or otherwise) in which he may become involved or with which he may be threatened, by reason of his being or having been a director or officer of the Corporation, or by reason of his serving or having served at the request of the Corporation as a director or officer of another corporation as aforesaid, and against any payments in settlement of any such claim, action, suit or proceeding or in satisfaction of any related judgment, fine or penalty upon receipt by the Corporation of an opinion of independent legal counsel, acceptable to both the Corporation and the person to be indemnified, that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and in respect of any criminal action, reasonably believed that his conduct was lawful.

Section 9.2. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person to be indemnified did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and in respect of any criminal action or proceeding, did not reasonably believe that his conduct was lawful.

Section 9.3. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any director, officer or other person may be entitled under any other bylaw, agreement, vote of shareholders or disinterested directors, as a matter of law or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer or representative and shall inure to the benefit of the heirs, executors and administrators of such a person. No person shall be entitled to indemnification pursuant to this Article 9 in relation to any matter as to which indemnification shall not be permitted by law.

ARTICLE 10.

The address of the initial registered office of the Corporation is 2900 South Tower Pennzoil Place, Houston, Texas 77002, and the name of the initial registered agent of the Corporation at such address is Harold R. DeMoss, Jr.

ARTICLE 11.

The initial Board of Directors shall consist of three (3) members who shall serve as directors until the first annual meeting of shareholders or until their successors shall have been elected and qualified, and whose names and addresses are as follows:

Name	Address
Harold R. DeMoss, Jr.	2900 South Tower Pennzoil Place Houston, Texas 77002
John L. Bland	2900 South Tower Pennzoil Place Houston, Texas 77002
J. David Heaney	2900 South Tower Pennzoil Place Houston, Texas 77002

ARTICLE 12.

The names and addresses of the incorporators of the Corporation are as follows:

Name	Address
Harold R. DeMoss, Jr.	2900 South Tower Pennzoil Place Houston, Texas 77002
John L. Bland	2900 South Tower Pennzoil Place Houston, Texas 77002
J. David Heaney	2900 South Tower Pennzoil Place Houston, Texas 77002

IN WITNESS WHEREOF, we have hereunto set our hands this 23rd day of April, 1976.

Harold R. DeMoss, Jr.

John L. Bland

J. David Heaney

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

I, Shirley Wheteire, a Notary Public, do hereby certify that on this 23rd day of April, 1976, personally appeared before me, Harold R. DeMoss, Jr., John L. Bland and J. David Heaney, who each being by me first duly sworn, severally declared that they are the persons who signed the foregoing document as incorporators, and that the statements therein contained are true.

Notary Public in and for
Harris County, T E X A S

BY-LAWS OF

N M URANIUM, INC.

(As Amended through April 1994)

ARTICLE I

Offices and Agent

The Corporation may have such offices, either within or without the State of Texas, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

The registered office of the Corporation required by the Texas Business Corporation Act to be maintained in the State of Texas may be, but need not be, identical with the principal office in the State of Texas, as designated by the Board of Directors. The address of the registered office may be changed from time to time by the Board of Directors. The registered agent of the Corporation may be changed from time to time by the Board of Directors.

The address of the initial registered office of the Corporation shall be the office of Porter, Rogers, Dahlman, Gordon & Lee, One Shoreline Plaza, 800 North Shoreline, Suite 800, Corpus Christi, Texas 78403-2968 and the registered agent shall be Charles R. Porter, Jr., Esq.

ARTICLE II

Shareholders

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held during the second quarter of each year, on a date and time selected so as to maximize the availability of officers and directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated in accordance with this Section for any annual meeting of the shareholders or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than one-tenth (1/10) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Texas, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Texas, as the place for the holding of such meeting.

SECTION 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. Waiver by a shareholder in writing of notice of a shareholder's meeting, signed by him, whether before or after the time of such meeting, shall be equivalent to the giving of such notice. Attendance by a shareholder, whether in person or by proxy, at a shareholder's meeting shall constitute a waiver of notice of such meeting of which he has had no notice.

SECTION 5. Closing of Transfer Books and Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may, by resolution, fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the Corporation, and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and opened at the time and place of the meeting and shall be subject to the inspection by any shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, and represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy. Each proxy shall be revocable unless expressly provided therein to be irrevocable, and in no event shall it remain irrevocable for a period of more than eleven (11) months.

SECTION 9. Voting of Shares. Subject to the provisions of Section 11 of this Article II, each outstanding share entitled to vote shall be entitled to one (1) vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian, or conservator may be voted by him so long as such shares forming a part of an estate are in the possession and forming a part of the estate being served by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a Trustee may be voted by him, either in person or by proxy, but no Trustee shall be entitled to vote shares held by him without a transfer of such shares into his name as Trustee.

Shares standing in the name of a receiver may be voted by such a receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of a pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation, or held by it in a fiduciary capacity, or owned by another corporation, the majority of the voting stock of which is owned or controlled by this Corporation shall not be voted, directly or indirectly at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Cumulative Voting Prohibited. Shareholders of this Corporation shall not have the right to cumulate their votes at any election for directors. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote.

SECTION 12. Actions Without a Meeting. Any action required to be taken at a meeting of shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof, and such consent shall have the same force and effect as a unanimous vote of the shareholders.

ARTICLE III

Board of Directors

SECTION 1. General Power. The business and affairs of the Corporation shall be managed by its Board of Directors except as the Board of Directors shall delegate the power to so manage to the Executive Committee or other committee.

amended 6/20/2000 no of directors set for 3-5

SECTION 2. Number, Tenure and Qualifications. The number of directors composing the initial Board of Directors shall be five (5). Upon resolution of the board of directors the number of directors may be increased or decreased, but no decrease shall have the effect of shortening the term of any incumbent director. Each director shall hold office until the next annual meeting of shareholders, unless earlier removed in accordance with the Articles of Incorporation, By-Laws or law, and until his successor shall have been elected and qualified. A director need not be a resident of the State of Texas or a shareholder of the Corporation.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Texas, for the holding of additional regular meetings without other notice than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Texas, as the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least two days previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because that meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice, or waiver of notice of such meeting.

SECTION 6. Quorum. A majority of the number of directors fixed in accordance with Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Manner of Acting.

(a) Actions at a Meeting. Except as provided in Paragraph (b) of this Section and except as provided in Section 13 of this Article, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

(b) Actions Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or the Executive Committee or any other committee may be taken without a meeting, if a consent in writing, setting forth the action so taken, is signed by all of the members of the Board of Directors, Executive Committee or other committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote at a meeting.

SECTION 8. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

A vacancy shall be deemed to exist by reason of the death, resignation, failure or refusal to act by the person elected, or upon the failure of shareholders to elect directors to fill the unexpired term of directors removed in accordance with the provisions of Section 9 of this Article III.

SECTION 9. Removal. At any meeting of shareholders called expressly for the purpose of removal, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. In case the entire board or any one or more of the directors are so removed, new directors may be elected at the same meeting for the unexpired term of the director or directors so removed. Failure to elect directors to fill the unexpired term of the directors so removed shall be deemed to create a vacancy or vacancies in the Board of Directors.

SECTION 10. Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 11. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors in which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 12. Interest of Directors in Contracts. Any contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any firm of which one or more of its directors are members or employees, or in which they are interested, or between the Corporation and any corporation or association of which one or more of its directors are shareholders, members, directors, officers, or employees, or in which they are interested, shall be valid for all purposes, notwithstanding the presence of such director or directors at the meeting of the Board of Directors, Executive Committee or other committee of the Corporation, which acts upon, or in reference to, such contract or transaction, and notwithstanding his or their participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors, Executive Committee or other committee, as the case may be, and such body shall, nevertheless, authorize, approve and ratify such contract or transaction by a vote of a majority of the directors present at the meeting of the Board of Directors or a majority of the members of the Executive Committee or other committee, as the case may be. Such interested director or directors shall be counted in determining whether any necessary quorum is present, but shall not be counted in calculating the majority necessary to carry such vote. This section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

SECTION 13. Executive and Other Committees. There may be established an Executive Committee, and one or more other committees, composed of one or more directors designated by resolution adopted by a majority of the full number of directors of the Board of Directors as fixed in accordance with Section 2 of this Article. The Executive Committee or such other committees may meet at stated times, or on notice to all members by any one member. Vacancies in the membership of the Executive Committee or such other committees shall be filled by a majority vote of the full number of directors on the Board of Directors at a regular meeting or at a special meeting called for that purpose. During the intervals between meetings of the Board, the Executive Committee, if it shall have been established, shall advise and aid the officers of the Corporation in all matters concerning its interest and the management of its business, and generally perform such duties and exercise such powers as may be directed or delegated by the Board of Directors from time to time. The Board of Directors may delegate to the Executive Committee or such other committees the authority to exercise all the powers of the Board of Directors, including the power to declare dividends or to authorize the issuance of shares of the Corporation, except where action of the full Board of Directors is required by the Texas Business Corporation Act. The designation of and delegation of power to the Executive Committee shall not operate to relieve the Board of Directors, or any members thereof, of any responsibility imposed upon it or him by law.

ARTICLE IV

Officers

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice-Presidents (the number thereof to be determined by the Board of Directors), a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary, may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person except the offices of President and Secretary.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his successor shall have been duly elected and shall have been qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Removal. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, bonds, mortgages, contracts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these by-laws to some other or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of President, and when so acting, shall have all the powers of President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. If more than one Vice President has been elected, the order of responsibility for assumption of presidential duties shall be determined at the time of such election, or, in the absence of such determination, shall follow the Order in which the Vice Presidents were elected. Any Vice President may sign, with the Secretary (or an Assistant Secretary), certificates for shares of the Corporation; each Vice President shall also perform such other duties as from time to time may be assigned to him by the President, or by the Board of Directors.

SECTION 7. The Secretary. The Secretary shall: (a) keep the minutes of the shareholders' and the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these by-laws, or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation, and see that the seal of the Corporation is affixed to all documents, the execution of which, on behalf of the Corporation under its seal, is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President or a Vice President certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be designated to him by the President, or by the Board of Directors.

SECTION 8. The Treasurer. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum, and with such surety or sureties, as the Board of Directors shall determine. He shall: (a) have charge and custody of, and be responsible for, all funds and securities of the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies, or other depositories as shall be selected by the Board of Directors; and (b) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 9. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries when authorized by the Board of Directors may sign with the President, or a Vice President, certificates for shares of the Corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or by the Board of Directors.

SECTION 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V

Certificates for Shares and Their Transfer

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President, the Executive Vice President or any Vice President, and by the Secretary or an Assistant Secretary. If such certificates are signed or countersigned by a transfer agent or registrar, other than the Corporation, such signature of the President, the Executive Vice President or any Vice President and Secretary or Assistant Secretary, and the seal of the Corporation, or any of them, may be executed in facsimile, engraved or printed. If any officer who has signed or whose facsimile signature has been placed on any certificate shall have ceased to be such officer before the certificate is issued, it may be issued by the Corporation with the same effect as if the officer has not ceased to be such at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued with the number of shares and date of issue, shall be entered on the stock transfe books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof, or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney, duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

ARTICLE VI

Fiscal Year

The Board of Directors shall, by resolution, fix the fiscal year of the Corporation.

ARTICLE VII

Dividends

The Board of Directors or the Executive Committee, if so authorized by a resolution of the Board of Directors, may from time to time declare that the Corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE VIII

Seal

The Board of Directors shall provide a corporate seal, which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, and the five-pointed Texas star.

ARTICLE IX

Waiver of Notice

Whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these by-laws, under the provisions of the Articles of Incorporation, or under the provisions of the Texas Business Corporation Act, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE X

Procedure

Meetings of the shareholders and of the Board of Directors shall be conducted in accordance with the procedure as contained in Robert's Rules of Order, to the extent applicable.

ARTICLE XI

Indemnification of and Insurance Covering Directors, Officers and Other Persons

SECTION 1. Indemnification. The Corporation shall indemnify each director and officer of the Corporation, his heirs, executors, administrators, and legal representatives, or any person and his heirs, executors, administrators and legal representatives who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock, or of which it is a creditor and from which he is not entitled to be indemnified, against all or any portion of any expenses actually and necessarily incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his being or having been such a director or officer, whether or not he continues to be a director or officer at the time of incurring such expenses, such expenses to include the cost of reasonable settlements, other than amounts paid to the respective corporation itself, made with the view to curtailment of cost of litigation, except that no sums shall be paid in connection with any such settlement unless the Corporation is advised by independent counsel that the officer or director so indemnified was not guilty of negligence or misconduct in the performance of his duty as such a director or officer. The Corporation shall not, however, indemnify any such director or officer with respect to matters as to which he shall be finally adjudged in any such action, suit or proceeding to be guilty of negligence or misconduct in the performance of his duties as such a director or officer. The foregoing rights of indemnification shall not be exclusive of any other rights to which any such director or officer may be entitled as a matter of law, by agreement, vote of shareholders, or otherwise.

SECTION 2. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership or joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capcity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of the Texas Business Corporation Act.

ARTICLE XII

Participation of Directors and Officers in Related Business

Officers and directors of this Corporation may hold positions as officers and directors of other corporations, in related businesses, and their efforts to advance the interest of those corporations will not create a breach of fiduciary capacity to this Corporation in the absence of showing of bad faith.

ARTICLE XIII

Amendments

The initial By-Laws shall be adopted by the Board of Directors of the Corporation. The power to alter, amend, or repeal the By-Laws or adopt new By-Laws shall be vested in the Board of Directors.

1

For Ministry Use Only
À l'usage exclusif du ministère



Ministry of Consumer and Commercial Relations — Ministère de la Consommation et du Commerce

Ontario

Ontario Corporation Number
Numéro de la compagnie en Ontario

521976

CERTIFICATE — **CERTIFICAT**

This is to certify that these articles are effective on — Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 25 JANVIER, 1991

Director
Companies Branch

Le Directeur
Direction des compagnies

TRANS CODE

C

18

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act, 1982

Formule numéro 3
Loi de 1982 sur les compagnies

1. The present name of the corporation is: — *Dénomination sociale actuelle de la compagnie:*

O P I N A C   E N E R G Y   C O R P O R A T I O N

2. The name of the corporation is changed to (if applicable): — *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

N / A

3. Date of incorporation/amalgamation: — *Date de la constitution ou de la fusion:*

07 July 1982
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: — *Les statuts de la compagnie sont modifiés de la façon suivante:*

1. to create an additional 936 Convertible Preferred shares in the capital of the Corporation; and

2. to declare that the capital of the Corporation after giving effect to the foregoing shall consist of 7,000,000 common shares and 2,606,760 Convertible Preferred shares.



5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

21 January, 1991
(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

OPINAC ENERGY CORPORATION
(Name of Corporation)
(Dénomination sociale de la compagnie)

By/*Par*: [signature] SECRETARY
(Signature) *(Signature)* — (Description of Office) *(Fonction)*

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Commercial Relations — Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

521976

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 18 DÉCEMBRE, 1990

Director — Le Directeur
Companies Branch — Direction des compagnies

TRANS CODE
C

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3 Business Corporations Act, 1982
Formule numéro 3 Loi de 1982 sur les compagnies

1. The present name of the corporation is: / *Dénomination sociale actuelle de la compagnie:*

OPINAC ENERGY CORPORATION

2. The name of the corporation is changed to (if applicable): / *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

N/A

3. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion:*

07 July 1982
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: / *Les statuts de la compagnie sont modifiés de la façon suivante:*

(1) to remove the maximum number of common shares the Corporation is authorized to issue;

(2) to remove the par value attaching to the common shares;

(3) to provide that the rights, privileges, restrictions and conditions attaching to the common shares are as follows:

(a) Payment of Dividends: The holders of the common shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the

Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the common shares, the board of directors may in their sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(b) Participation upon Liquidation, Dissolution or Winding-up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the common shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) Voting Rights: The holders of the common shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to 1 vote in respect of each common share held at all such meetings.

(4) to create 2,605,824 convertible preferred shares (the "Convertible Preferred Shares");

(5) to provide that the rights, privileges, restrictions and conditions attaching to the Convertible Preferred Shares are as follows:

(a) Dividends and Other Distributions: The holders of Convertible Preferred Shares shall be entitled to receive dividends or other distributions (whether cash or otherwise) if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends or other distributions in such amounts and payable in such manner as the board of directors may from time to time determine.

(b) Voting Rights: Except as otherwise provided by law, the holders of Convertible Preferred Shares shall not, as such, be entitled to receive notice of or to attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting. Without limiting the generality of the foregoing, the holders of Convertible Preferred Shares shall not be entitled to dissent and shall not be entitled to vote separately as a class on any proposal to amend the articles of the Corporation to: (i) increase or decrease any maximum number of authorized Convertible Preferred Shares or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to those of the Convertible Preferred Shares; (ii) effect an exchange, reclassification or cancellation of all or part of the Convertible Preferred Shares; or (iii) create a new class of shares equal or superior to the Convertible Preferred Shares.

(c) Retraction: A holder of Convertible Preferred Shares shall be entitled to require the Corporation to redeem, subject to the requirements of the Ontario Business Corporations Act, 1982 as now enacted or as the same may from time to time be amended, re-enacted or replaced, at any time or times all or any of the Convertible Preferred Shares held by such holder by tendering to the Corporation at its registered office a share certificate or certificates representing the Convertible Preferred Shares which the holder desires to have the Corporation redeem together with a request in writing specifying (i) that the holder desires to have the Convertible Preferred Shares represented by such certificate or certificates redeemed by the Corporation and, if part only of the shares represented by such certificate or certificates is to be redeemed, the number thereof so to be redeemed and (ii) the business day (herein referred to as the "Retraction Date") on which the holder desires to have the Corporation redeem such Convertible Preferred Shares. The Retraction Date shall be not less than 30 days (or such shorter period to which the Corporation may consent) after the day on which the request in writing is given to the Corporation. Upon receipt of a share certificate or certificates representing the Convertible Preferred Shares which the holder desires to have the Corporation redeem together with such a request the Corporation shall on the Retraction Date redeem such Convertible Preferred Shares by paying to such holder $1.00 for each such Convertible Preferred Share being redeemed, plus all declared and unpaid dividends thereon, the whole constituting and being herein referred to as the "Redemption Amount". Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada (or, with the consent of the holder, by any other means of immediately available funds). If a part only of the shares represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. The said Convertible Preferred Shares shall be redeemed on the Retraction Date and from and after the Retraction Date the holder of such shares shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of a holder of Convertible Preferred Shares in respect thereof unless payment of the Redemption Amount is not made on the Retraction Date, in which event the rights of the holder of the said Convertible Preferred Shares shall remain unaffected.

(d) Redemption

(i) Redemption by Corporation: The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Convertible Preferred Shares on payment of the Redemption Amount.

(ii) Notice: In the case of redemption of Convertible Preferred Shares under the provisions of clause (d)(i) hereof, the Corporation shall at least 21 days (or, if all of the holders of the Convertible Preferred Shares consent, such shorter period to which they may consent) before the date specified for redemption mail (or, with the consent of any particular holder, otherwise deliver) to each person who at the date of mailing (or delivery, as the case may be) is a holder of Convertible Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Convertible Preferred Shares. Such notice shall (subject to the consent of any particular holder referred to above) be mailed by letter, postage prepaid, addressed to each such holder at his address as it appears on the records of the Corporation or in the event of the address of any such holder not so appearing then to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed.

(iii) Payment: On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Convertible Preferred Shares to be redeemed the Redemption Amount thereof on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates representing the Convertible Preferred Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada (or, with the consent of any particular holder, by any other means of immediately available funds). If a part only of the shares represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Convertible Preferred Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Convertible Preferred Shares in respect thereof unless payment of the Redemption Amount is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Convertible Preferred Shares shall remain unaffected. The Corporation shall have the right at any time after the mailing (or delivery, as the case may be) of notice of its intention to redeem any Convertible Preferred Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Convertible

Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Convertible Preferred Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving, subject as hereinafter provided, without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation.

(e) Conversion

(i) Automatic Conversion: All Convertible Preferred Shares issued and outstanding immediately before the first distribution of common shares of the Corporation under a prospectus for which a final receipt has been obtained from any securities regulatory authority in any province in Canada shall automatically, without action being required by the holder thereof or the Corporation, be converted into common shares immediately prior to such distribution on the basis that one common share will be issued for such number of Convertible Preferred Shares as is equal to the result obtained by dividing the issue price of the common shares under such a distribution by $1.00. All common shares issued upon the conversion of Convertible Preferred Shares shall be deemed to be fully issued and non-assessable. Fractional common shares shall not be issued and the Corporation shall pay to the holder of Convertible Preferred Shares so converted, $1.00 for each Convertible Preferred Share not so converted into common shares, such payment to be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Immediately upon such conversion, all of the issued and outstanding Convertible Preferred Shares so converted into common shares shall be cancelled and the holder thereof shall be deemed, from the time of such conversion, to be the holder of the number of common shares into which the

Convertible Preferred Shares have been converted. The holder of the Convertible Preferred Shares so converted shall pay any governmental or other tax imposed in respect of such conversion. Upon receipt by the Corporation of certificates representing the Convertible Preferred Shares so converted into common shares and such evidence as the Corporation may require of the payment of any governmental or other tax imposed in respect of the conversion, the Corporation shall issue to or to the order of the holder thereof certificates representing the common shares into which the Convertible Preferred Shares have been converted. The Corporation shall give not less than 21 days' notice (in the manner set forth in paragraph (d)(ii), above) to holders of Convertible Preferred Shares of a proposed distribution of common shares pursuant to a prospectus and shall indicate in such notice the expected date of the distribution and, if known at the date of giving such notice, the price at which common shares will be issued pursuant to such distribution. Forthwith upon the final determination of the date upon which the distribution will occur and the issue price of the common shares to be issued thereunder, the Corporation shall give notice (in the manner set forth in paragraph (d)(ii), above) to each of the holders of the Convertible Preferred Shares of such date, price, the number of common shares which the holder will be issued upon the conversion and of the requirement for the holder to deliver to the Corporation all certificates representing Convertible Preferred Shares in order to receive certificates representing the common shares to be issued upon the conversion.

(ii) Voluntary Conversion: From time to time after the date hereof, and prior to the date of the distribution of common shares pursuant to a prospectus as referred to in paragraph (e)(i) above, the board of directors of the Corporation may determine the basis upon which Convertible Preferred Shares may be converted into common shares and the number of common shares which will be issued to holders of Convertible Preferred Shares upon the conversion of those shares for common shares. In any such case, the Corporation shall give notice in writing to each holder of Convertible Preferred Shares of the conversion basis so determined by the board of directors, the date after which Convertible Preferred Shares may be converted for common shares and the period during which such conversions may occur. Such notice shall be given at least 21 days prior to the first date upon which Convertible Preferred Shares may be so converted into common shares and shall be given in the manner set forth in paragraph (d)(ii), above. On or after the date specified in such notice, holders of Convertible Preferred Shares may, from time to time by notice in writing given to the Corporation accompanied by a certificate or certificates representing the Convertible Preferred Shares in respect of which the holder desires to exercise such right of conversion, specify the number of Convertible Preferred Shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such conversion. Upon receipt of any such notice and certificate or certificates and such evidence as the Corporation may require of the payment of any governmental or other tax imposed in respect of such conversion, the Corporation shall issue certificates representing fully paid common shares on the basis specified by the board of directors of the Corporation to the holder of the Convertible Preferred Shares represented by the certificate or certificates accompanying such notice. If less than all of the Convertible Preferred Shares represented by any certificates are to be converted, the holder shall be entitled to receive a new certificate for Convertible Preferred Shares representing the shares comprised in the original certificate which are not to be converted. The Corporation shall not issue any fractional common shares on conversion of Convertible Preferred Shares. All common shares issued upon the conversion of Convertible Preferred Shares shall be deemed to be fully paid and non-assessable.

(iii) Idem: In the event that any Convertible Preferred Shares are called for redemption by the Corporation, any right of conversion then in effect in respect of those shares shall, notwithstanding anything herein contained, cease and terminate at the close of business on the business day preceding the redemption date specified in the notice of redemption from the Corporation to the holder of the Convertible Preferred Shares; provided, however, that in the event the Corporation shall fail to redeem such Convertible Preferred Shares in accordance with the notice of redemption, the right of conversion shall thereupon be restored. The right of a holder of Convertible Preferred Shares to convert the same into common shares shall be deemed to have been exercised and the registered holder of Convertible Preferred Shares to be converted shall be deemed to have become the holder of common shares of record for all purposes on the date of receipt by the Corporation of the certificate representing the Convertible Preferred Shares to be converted with the notice of conversion referred to above, notwithstanding any delay in the delivery of the certificate representing the common shares into which such Convertible Preferred Shares have been converted. The holder of Convertible Preferred Shares on the record date for any dividend declared payable on such shares shall be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend.

(f) <u>Status of Shares Following Redemption or Conversion:</u>
Convertible Preferred Shares shall be cancelled immediately upon their purchase by the Corporation or upon either their redemption or conversion into common shares pursuant to the terms hereof and shall not be restored to the status of authorized but unissued Convertible Preferred Shares.

(g) <u>Participation upon Liquidation, Dissolution or Winding-Up</u>: In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Convertible Preferred Shares shall be entitled to receive from the property and assets of the Corporation in respect of each Convertible Preferred Share held, before any distribution of any part of the property or assets of the Corporation among the holders of common shares or shares of any other class ranking junior to the Convertible Preferred Shares on liquidation an amount equal to $1.00 for each

Convertible Preferred Share held, together with an amount equal to all dividends or other distributions declared and payable on such Convertible Preferred Shares, if any. After the Corporation has paid the holders of the Convertible Preferred Shares the said amount, if any, such holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(6) to declare that the capital of the Corporation after giving effect to the foregoing shall consist of an unlimited number of common shares and 2,605,824 Convertible Preferred Shares;

(7) to remove the objects of the Corporation and to provide that there are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise;

(8) to remove the provisions authorizing the Corporation to purchase its common shares; and

(9) to remove the provision relating to the power of the directors to borrow.

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

19 December 1990
(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

OPINAC ENERGY CORPORATION
(Name of Corporation)
(Dénomination sociale de la compagnie)

By/Par: W. H. Gordon SECRETARY



For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Consumer and Commercial Relations
Ontario

Ministère de la Consommation et du Commerce

Ontario Corporation Number
Numéro de la compagnie en Ontario

521976

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

1st APRIL 11 AVRIL, 1988

Director
Companies Branch

Le Directeur
Direction des Compagnies

TRANS CODE
C
18

Form 3
Business Corporations Act, 1982

Formule numero 3
Loi de 1982 sur les compagnies

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*

   O P I N A C   I N V E S T M E N T S   L I M I T E D

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

   O P I N A C   E N E R G Y   C O R P O R A T I O N

3. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

   7 July 1982
   (Day, Month, Year)
   (jour, mois, année)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

   The name of the Corporation is changed to OPINAC ENERGY CORPORATION.

DYE & DURHAM

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

7 April 1988

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

OPINAC INVESTMENTS LIMITED

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/*Par:* [signature] Secretary

(Signature) (Description of Office)
(Signature) (Fonction)

Ontario Consumer and Commercial Relations

la Consommation et du Commerce

521976

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 17 JANVIER 1985

Controller of Records
Companies Branch

Contrôleur des Dossiers
Direction des Compagnies

TRANS CODE
C
18

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act, 1982

*Formule numéro 3
Loi de 1982 sur les compagnies*

1. The present name of the corporation is: *Dénomination sociale actuelle de la compagnie:*



O P I N A C I N V E S T M E N T S L I M I T E D

2. The name of the corporation is changed to (if applicable): *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*



N/A

3. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

The 7th day of July, 1982
(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: *Les statuts de la compagnie sont modifiés de la façon suivante:*

1. To provide that the minimum number of directors of the Corporation be one and that the maximum number of directors of the Corporation be fifteen.

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

the 11th day of January, 1985

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

OPINAC INVESTMENTS LIMITED

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/Par: [signature] - Secretary

(Signature) (Description of Office)
(Signature) (Fonction)

FOR MINISTRY USE ONLY

ONTARIO CORPORATION NUMBER

521976

Ministry of Consumer and Commercial Relations

Ontario

CERTIFICATE

THIS IS TO CERTIFY THAT THESE ARTICLES ARE EFFECTIVE ON

JULY 7, 1982

[signature]

CONTROLLER OF RECORDS
COMPANIES SERVICES BRANCH

1.

Trans Code	Line No.	Stat	Comp Type	Method Incorp.
A	0	0	A	3
18	20	28	29	30

Share	Notice Req'd	Jurisdiction
S	N	ONTARIO
31	32	33 - 47

Form 1
The Business Corporations Act

ARTICLES OF INCORPORATION

1. THE NAME OF THE CORPORATION IS

OPINAC INVESTMENTS LIMITED

2. THE ADDRESS OF THE HEAD OFFICE IS

Suite 4800, Toronto Dominion Bank Tower, Toronto-Dominion Centre,
(Street & Number or R.R. Number & if Multi-Office Building give Room No.)

Toronto, Ontario, M5K 1E6
(Name of Municipality or Post Office) (Postal Code)

Municipality of Metropolitan Toronto *in the* Judicial District of York
(Name of Municipality, Geographical Township) (County, District, Regional Municipality)

3. THE NUMBER OF DIRECTORS IS One (1)

4. THE FIRST DIRECTOR(S) IS/~~ARE~~

NAME IN FULL, INCLUDING ALL GIVEN NAMES	RESIDENCE ADDRESS, GIVING STREET & NO. OR R.R. NO. & MUNICIPALITY OR POST OFFICE AND POSTAL CODE
Michael Craig Nicholas	185 Indian Road, Apt. #2, Toronto, Ontario, M6R 2W2

5. *THE OBJECTS FOR WHICH THE CORPORATION IS INCORPORATED ARE*

1. To act as an investment and holding corporation.

2. To purchase or otherwise acquire and hold, lease, mortgage, pledge, sell or otherwise dispose of or otherwise deal with real and personal property and rights of all kinds and, in particular, lands, buildings, hereditaments, business or industrial concerns and undertakings, mortgages, charges, contracts, concessions, franchises, annuities, patents, licences, securities, policies, book debts and any interest in real or personal property and any claims against such property or against any person, firm or corporation and privileges and choses in action of all kinds.

6. THE AUTHORIZED CAPITAL IS

7,000,000 common shares having a par value of $1.00 per share.

7. THE DESIGNATIONS, PREFERENCES, RIGHTS, CONDITIONS, RESTRICTIONS, LIMITATIONS OR PROHIBITIONS ATTACHING TO THE SPECIAL SHARES, IF ANY, ARE

Nil

8. *THE RESTRICTIONS, IF ANY, ON THE ALLOTMENT, ISSUE OR TRANSFER OF SHARES ARE*

that no share in the capital of the Corporation shall be transferred without the express consent of the directors of the Corporation expressed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or by an instrument or instruments in writing signed by a majority of the directors.

9. *THE SPECIAL PROVISIONS, IF ANY, ARE*

1. the Corporation may purchase any of its issued common shares;

2. the number of shareholders of the Corporation, exclusive of persons who are in its employment and exclusive of persons who having been formerly in the employment of the Corporation were, while in that employment and have continued after the termination of that employment to be shareholders of the Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder;

3. any invitation to the public to subscribe for securities of the Corporation is prohibited;

4. the directors of the Corporation may from time to time:

   (a) borrow money upon the credit of the Corporation;

   (b) issue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other similar obligations of the Corporation whether secured or unsecured;

   (c) charge, mortgage, hypothecate or pledge all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any such debt obligations or any money borrowed, or other debt or liability of the Corporation;

   (d) delegate to such one or more of the officers and directors of the Corporation as may be designated by the directors all or any of the powers conferred by the foregoing clauses to such extent and in such manner as the directors shall determine at the time of each such delegation.

10. THE SHARES, IF ANY, TO BE TAKEN BY THE INCORPORATORS ARE

INCORPORATORS FULL NAMES, INCLUDING ALL GIVEN NAMES	NUMBER OF SHARES	CLASS DESIGNATION	AMOUNT TO BE PAID $
Michael Craig Nicholas	1	Common	$ 1.00

11. THE NAMES AND RESIDENCE ADDRESSES OF THE INCORPORATORS ARE

FULL NAMES, INCLUDING ALL GIVEN NAMES	FULL RESIDENCE ADDRESS GIVING STREET & NO. OR R.R. NO., MUNICIPALITY OR POST OFFICE AND POSTAL CODE
Michael Craig Nicholas	185 Indian Road, Apt. #2, Toronto, Ontario, M6R 2W2

THESE ARTICLES ARE EXECUTED IN DUPLICATE FOR DELIVERY TO THE MINISTER

SIGNATURES OF INCORPORATORS

[signature]

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

OPINAC INVESTMENTS LIMITED

BE IT ENACTED as a by-law of OPINAC INVESTMENTS LIMITED (the "Corporation") as follows:

MEETINGS OF SHAREHOLDERS

1. Place and calling of meetings - Any meetings of the shareholders shall be held at such place within Ontario at such time and on such day as the board, or the president, or a vice-president may from time to time determine. The phrase "meeting of shareholders" whenever it occurs in this by-law shall mean and include an annual meeting of shareholders and a general meeting of shareholders.

2. Waiver of notice - A meeting of shareholders may be held at any time without notice if all the shareholders entitled to vote thereat are present in person or represented by proxy or those not present or represented by proxy have waived notice and if the auditor is present or has waived such notice. At such meeting any business may be transacted which may be transacted at a meeting of shareholders.

3. Quorum - At any meeting of shareholders a quorum shall consist of not less than two persons present in person holding or representing by proxy issued shares of the Corporation having not less than fifty-one per cent of the votes entitled to be cast at such meeting.

4. Voting at meetings - At any meeting of shareholders every question shall be decided by a show of hands unless a poll thereon be required by the chairman or be demanded by any person present at the meeting and entitled to vote. Upon a show of hands every person present at the meeting of shareholders and entitled to vote shall have one vote. After a show of hands has been taken upon any question the chairman may require or any person present at the meeting and entitled to vote may demand a poll thereon. A demand for a poll may be withdrawn at any time prior to the taking of the poll.

5. Polls - If a poll is required by law or by the chairman of the meeting or is duly demanded by any person entitled to do so and the demand is not withdrawn, a poll upon the question shall be taken in such manner as the chairman of the meeting shall direct.

6. Casting vote - In case of an equality of votes at any meeting of shareholders the chairman of the meeting shall not be entitled to a second or casting vote.

7. Record date for notice - The directors may fix in advance a date as the record date for the determination of the shareholders entitled to notice of any meeting of shareholders provided that such record date shall not be more than fifty days before the date of the meeting and not fewer than the minimum number of days for notice of meetings under the provisions of The Business Corporations Act.

8. Record date for voting - The directors may fix a date in advance as the record date for the determination of the shareholders entitled to vote at any meeting of shareholders provided that such record date shall be not more than forty-eight hours, excluding Saturdays and holidays, before the date of the meeting.

DIRECTORS

9. Quorum of directors - Two directors of the Corporation shall constitute a quorum for the transaction of business at any meeting of the directors.

10. Directors need not be shareholders - A director need not be a shareholder of the Corporation.

11. Election - The election of directors may be by a show of hands or by resolution of the shareholders or by ballot.

12. Place of meetings - Meetings of the board may be held at any place within or outside Ontario.

13. Calling of meetings - Meetings of the board shall be held at such time and on such day as the president or a vice-president or any two directors may determine and the secretary shall call meetings when directed or authorized by the president or by a vice-president or by any two directors. Notice of every meeting so called shall be given to each director not less than forty-eight hours before the time when the meeting is to be held, save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of such meeting.

14. First meeting of new board - Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of shareholders at which such board was elected, provided a quorum of directors be present.

15. Votes to govern - At all meetings of the board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

16. Interest of directors generally in contracts - Subject to the provisions of The Business Corporations Act, no director shall be disqualified by his office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or in which any director is in any way interested be liable to be voided nor shall any director so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established.

INDEMNIFICATION

17. Indemnity of directors and officers - The Corporation may from time to time indemnify and save harmless any director or officer of the Corporation and his heirs, executors, administrators and other legal personal representatives, from and against:

(a) any liability and all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office; and

(b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Corporation;

with the exception that no director or officer of the Corporation shall be indemnified by the Corporation in respect of any liability, costs, charges or expenses that he sustains or incurs in or about any action, suit or other proceeding as a result of which he is adjudged to be in breach of any duty or responsibility imposed upon him under The Business Corporations Act or under any other statute unless, in an action brought against him in his capacity as director or officer, he has achieved complete or substantial success as a defendant.

18. Indemnity of others - Except as otherwise required by paragraph 19 and subject to the exception in paragraph 17, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another corporation, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not

opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, shall not, of itself, create a presumption that the person did no act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

19. Successful defense - To the extent that a person who is or was an employee or agent of the Corporation has achieved complete or substantial success as a defendant in any action, suit or proceeding referred to in paragraph 18, he shall be indemnified against all costs, charges and expenses actually and reasonably incurred by him in connection therewith.

20. Right of indemnity not exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such a person.

OFFICERS

21. Appointment or election of president - At the first meeting of the board after each election of directors the board shall elect or appoint a president who need not be a director. In default of such election the then incumbent shall hold office until his successor is elected. A vacancy occurring from time to time in such office may be filled by the board.

22. Election or appointment of other officers - From time to time the board shall appoint or elect a secretary and may appoint or elect one or more vice-presidents, a general manager, a treasurer and such other officers as the board may determine including one or more assistants to any of the officers appointed or elected. Officers appointed or elected may but need not be members of the board. One person may hold more than one office including the office of president. Officers shall, in addition to those prescribed by by-law, perform such duties as may from time to time be prescribed by the board.

23. Term of office and remuneration -In the absence of written agreement to the contrary the board may remove at its pleasure any officer of the Corporation. The terms of employment and

remuneration of the president as such and other officers elected or appointed by it shall be determined from time to time by the board.

24. President - The president shall, when present, preside at all meetings of the board and shall be responsible for the management of the business and affairs of the Corporation.

25. Vice-President - During the absence or inability to act of the president his duties may be performed and his powers may be exercised by the vice-president, or if there are more than one, by the vice-presidents in order of seniority as determined by the board. If a vice-president exercises any such duty or power, the absence or inability of the president shall be presumed with reference thereto.

26. Secretary - The secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees of the board; he shall attend meetings of the board and of the shareholders and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation.

27. Treasurer - The treasurer shall keep or cause to be kept full and accurate books of account in which shall be recorded all receipts and disbursements of the Corporation and, under the direction of the board, shall control the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board at the meetings thereof, or whenever required of him, an account of all his transactions a treasurer and of the financial position of the Corporation.

28. Assistant secretary and assistant treasurer - The assistant secretary and the assistant treasurer, if any, shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer as the case may be.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

29. Banking arrangements - The banking business of the Corporation, or any part thereof, shall be transacted with such bank or trust company as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

30. Execution of instruments - Contracts, documents or instruments in writing requiring execution by the Corporation may be

signed by any officer, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, charges, conveyances, transfers and assignments of property of all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

SHARES

31. Allotment - The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares in the capital of the Corporation, including any shares created by articles increasing or otherwise varying the capital of the Corporation, to such person or persons or class of persons as the board shall by resolution determine.

32. Share certificates - Share certificates shall be in such form or forms as the board shall from time to time approve. Unless otherwise ordered by the board, they shall be signed by the president or a vice-president and by the secretary or an assistan secretary and need not be under the corporate seal.

33. Transfer agent and registrar - The board may from time to time by resolution appoint or remove one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars for the shares in the capital of the Corporation and may provide for the transfer and the registration of transfers of shares in one or more places and such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars shall keep all necessary books and registers of the Corporation for the registering and transferring of the shares of the Corporation.

FINANCIAL

34. Financial year - Until otherwise determined by the board, the financial year of the Corporation shall end on the 30th day of June in each year or on such other day as the directors may by resolution determine.

NOTICES

35. Method of giving - Any notice, communication or other document to be given by the Corporation to a shareholder, director, officer, or auditor of the Corporation shall be sufficiently

given if delivered personally to the person to whom it is to be given or if delivered to his last address as recorded in the books of the Corporation or if mailed by prepaid ordinary or air mail in a sealed envelope addressed to him at his last address as recorded in the books of the Corporation or if sent by any means of wire or wireless or any other form of transmitted or recorded communication. The secretary may change the address on the books of the Corporation of any shareholder in accordance with any information believed by him to be reliable. A notice, communication or document so delivered shall be deemed to have been given when it is delivered personally or at the address aforesaid; and a notice, communication or document so mailed shall be deemed to have been given when deposited in a post office or public letter box in Ontario; and a notice sent by any means of wire or wireless or any other form of transmitted or recorded communication shall be deemed to have been given when delivered to the appropriate communication company or agency or its representative for dispatch.

36. Computation of time - In computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

37. Omissions and errors - The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

38. Persons entitled by death or operation of law - Every person who by operation of law, transfer, death of a shareholder or by any other means whatsoever shall become entitled to any share or shares shall be bound by every notice in respect of such share or shares which shall have been duly given to the person from whom he derives his title to such share or shares previously to his name and address being entered on the books of the Corporation (whether it be before or after the happening of the event upon which he became so entitled).

39. Waiver of notice - Any shareholder (or his duly appointed proxy), director, officer or auditor may waive any notice required to be given under any provision of the articles or by-laws of the Corporation or the time for the notice may be abridged and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cur any default in giving such notice.

MISCELLANEOUS

40. Single director or shareholder - In the event that the articles or by-laws of the Corporation provide that the board of directors shall consist of one director or in the event that all of the issued and outstanding shares of the Corporation which entitle the holder thereof to attend and vote at meetings of shareholders are held by one person, such director or person shall enjoy and be entitled to exercise all the powers conferred upon and exercisable by the directors or by the holders of the shares of the Corporation, as the case may be, in meetings duly called a hereinbefore provided.

41. Invalidity of any provisions of this by-law - The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

INTERPRETATION

42. In this by-law and all other by-laws of the Corporation words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include companies, corporations, partnerships and any number or aggregate of persons; "board" shall mean the board of directors of the Corporation; "articles" include articles of incorporation, articles of amendment, articles of restatement and articles of amalgamation; the "Business Corporations Act" shall mean the Business Corporations Act, R.S.O. 1980, chapter 54 as amended from time to time or any Act that may hereafter be substituted therefor.

ENACTED the 23rd. day of July , 1982.

WITNESS the corporate seal of the Corporation.

[signature]
President

[signature]
Secretary

The undersigned, being the sole director of OPINAC INVESTMENTS LIMITED, hereby consents to the foregoing by-law as By-law No. 1 of the by-laws of the Corporation.

Dated the 23rd day of July, 1982.

M C Nicholas

Michael C. Nicholas

The undersigned, being the sole shareholder of OPINAC INVESTMENTS LIMITED, hereby confirms the foregoing By-law No. 1 of the by-laws of the Corporation passed by the sole director of the Corporation as a by-law thereof.

Dated the 23rd day of July, 1982.

M C Nicholas

Michael C. Nicholas

A special by-law respecting the borrowing of money by

OPINAC INVESTMENTS LIMITED

BE IT ENACTED AND IT IS HEREBY ENACTED as a special by-law of OPINAC INVESTMENTS LIMITED (the "Corporation") as follows:

1. The directors may from time to time:

(a) borrow money on the credit of the Corporation;

(b) issue, sell or pledge debt obligations of the Corporation;

(c) charge, mortgage, hypothecate or pledge all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation.

2. The directors may from time to time authorize any director or directors or officer or officers to make arrangements with reference to moneys borrowed or to be borrowed as aforesaid and as to the terms and conditions of the loan thereof and as to the securities to be given therefor, with power to vary or modify such arrangements, terms and conditions and to give such additional securities for any moneys borrowed or remaining due by the Corporation as the directors of the Corporation may authorize and generally to manage, transact and settle the borrowing of money by the Corporation.

3. The directors may from time to time authorize any director or directors or officer or officers to sign, execute and give on behalf of the Corporation all documents, agreements and promises necessary or desirable for the purposes aforesaid and to draw, make, accept, endorse, execute and issue cheques, promissories, notes, bills of exchange, bills of lading and other negotiable or transferable instruments and the same and all renewals thereof or substitutions therefor so signed shall be binding upon the Corporation.

4. The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of a borrowing by-law.

ENACTED the 23rd day of July, 1982.

WITNESS the corporate seal of the Corporation.

[signature]
President

[signature]
Secretary

The undersigned, being the sole director of OPINAC INVESTMENTS LIMITED, hereby consents to the foregoing by-law as Special By-law No. 1 of the by-laws of the Corporation.

Dated the 23rd day of July, 1982.

[signature]
Michael C. Nicholas

The undersigned, being the sole shareholder of OPINAC INVESTMENTS LIMITED, hereby confirms the foregoing Special By-law No. 1 of the by-laws of the Corporation passed by the sole director of the Corporation as a by-law thereof.

Dated the 23rd day of July, 1982.

[signature]
Michael C. Nicholas

A By-law Authorizing Borrowing and Pledging

OPINAC INVESTMENTS LIMITED

Incorporated under
The Business Corporations Act, 1980 (Ontario)

BE IT AND IT IS HEREBY ENACTED as a By-law of the Company as follows:

1. That the Directors of the Company may from time to time:

(a) borrow money upon the credit of the Company by obtaining loans or advances or by way of overdraft or otherwise;

(b) issue, sell or pledge securities of the Company including bonds, debentures, debenture stock, for such sums on such terms and at such prices as they may deem expedient;

(c) assign, transfer, convey, hypothecate, mortgage, pledge, charge or give security in any manner upon all or any of the real or personal, moveable or immoveable property, rights, powers, choses in action, or other assets, present or future, of the Company to secure any such securities or other securities of the Company or any money borrowed or to be borrowed or any obligations or liabilities as aforesaid or otherwise of the Company heretofore, now or hereafter made or incurred directly or indirectly or otherwise; and

(d) without in any way limiting the powers herein conferred upon the Directors, give security or promises to give security, agreements, documents and instruments in any manner or form under the Bank Act or otherwise to secure any money borrowed or to be borrowed or any obligations or liabilities as aforesaid or otherwise of the Company heretofore, now or hereafter made or incurred directly or indirectly or otherwise.

2. That any or all of the foregoing powers may from time to time be delegated by the Directors to any one or more of the directors or officers of the Company.

3. That this By-law shall remain in force and be binding upon the Company as regards any person acting on the faith thereof until such person has received written notification from the Company that this By-law has been repealed or replaced.

ENACTED this 23rd day of July, 1982.

WITNESS the corporate seal of the Company.

M. C. Nicholas
President

M. C. Nicholas
Secretary

The undersigned, being the sole director of OPINAC INVESTMENTS LIMITED, hereby consents to the foregoing by-law as Special By-law No. 2 of the by-laws of the Corporation.

Dated the 23rd day of July, 1982.

Michael C. Nicholas

The undersigned, being the sole shareholder of OPINAC INVESTMENTS LIMITED, hereby confirms the foregoing Special By-law No. 2 of the by-laws of the Corporation passed by the sole director of the Corporation as a by-law thereof.

Dated the 23rd day of July, 1982.

Michael C. Nicholas

SPECIAL BY-LAW NO.3

OF

OPINAC INVESTMENTS LIMITED

BE IT ENACTED as a special by-law of OPINAC INVESTMENTS LIMITED (the "Corporation") as follows:

1. The number of directors of the Corporation is hereby increased from one to nine so that the board of directors of the Corporation shall hereafter be composed of nine directors.

2. Four directors shall constitute a quorum at any meeting of the board of directors.

3. All prior by-laws, resolutions and proceedings of the Corporation inconsistent herewith are hereby amended, modified and revised in order to give effect to this special by-law.

ENACTED the 23rd day of July ,1982.

WITNESS the seal of the Corporation.

M. C. Nicholas.
President

M. C. Nicholas.
Secretary

c/s

The undersigned, being the sole director of OPINAC INVESTMENTS LIMITED, hereby consents to the foregoing by-law as Special By-Law No.3 of the by-laws of the Corporation

DATED the 23rd day of July , 1982.

M C Nicholas

Michael C. Nicholas

The undersigned, being the sole shareholder of OPINAC INVESTMENTS LIMITED, hereby confirms the foregoing Special By-Law No.3 of the by-laws of the Corporation passed by the sole director of the Corporation as a by-law thereof.

DATED the 23rd day of July ,1982.

M C Nicholas

Michael C. Nicholas

SPECIAL BY-LAW NO. 4

A by-law respecting the creation of an executive committee of the Board of Directors of

OPINAC INVESTMENTS LIMITED

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Opinac Investments Limited (hereinafter called the "Corporation") as follows:

1. The directors of the Corporation be and they are hereby authorized to elect from among their number an executive committee, consisting of not fewer than three members, of whom a majority shall be resident Canadians, and to delegate to the executive committee any powers of the board of directors. A majority of the executive committee shall constitute a quorum thereof;

2. The directors hereby delegate to the executive committee all of the powers, authorities and discretions vested in or exercisable by the board of directors, other than such acts as must be performed by the directors themselves; and

3. The following provisions and restrictions shall apply to the executive committee:

(a) unless otherwise ordered by the board of directors, each member of the executive committee shall continue to be a member thereof until the expiration of his term of office as a director;

(b) the directors may modify, dissolve or reconstitute the executive committee and may make such regulations with respect to and impose such restrictions upon the exercise of such powers, authorities and discretions as the directors think expedient;

(c) the executive committee shall, subject to any regulations made or restrictions imposed from time to time by the directors, be competent to exercise all of the powers, authorities and discretions so delegated as are vested in or exercisable by the directors;

(d) no business shall be transacted by the executive committee except at a meeting of its members at which a quorum is present and at which a majority of the members present are resident Canadians;

(e) the meetings and proceedings of the executive committee shall be governed by the provisions in the by-laws regulating the meetings and the proceedings of the directors so far as the same are applicable thereto and are not superseded by any regulations or restrictions made or imposed by the directors pursuant to the foregoing provisions hereof, provided that in any financial year of the Corporation a majority of the meetings of the executive committee shall be held at a place within Canada;

(f) the executive committee may invite such officers, directors and employees of the Corporation as it may see fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Corporation;

(g) the members of the executive committee as such shall be entitled to such remuneration for their services as members of the executive committee as may be fixed by the directors who are hereby authorized to fix such remuneration;

(h) the board of directors shall fill vacancies in the executive committee by election from among the directors of the Corporation; and

(i) meetings of the executive committee may be convened at the direction of any member thereof.

PASSED by the Directors and sealed with the Corporation's seal the 30th ~~day of July~~, 1982.

President

c/s

Secretary

The undersigned, being all of the directors of OPINAC INVESTMENTS LIMITED, hereby consent to the foregoing by-law as Special By-law No.4 of the by-laws of the Corporation.

DATED the 30th day of July, 1982.

W. Donald Bean	David H. Gordon
John G. Haehl, Jr.	John M. Haynes
Harry W. Macdonell	Lauman Martin
Beverley Matthews	Donald E. Smith
Richard F. Torrey	

The undersigned, being the sole shareholder of OPINAC INVESTMENTS LIMITED, hereby confirms the foregoing Special by-law No.4 of the by-laws of the Corporation passed by all the directors of the Corporation as a by-law thereof.

DATED the 30th day of July, 1982.

NIAGARA MOHAWK POWER CORPORATION

Per: ____________________

Richard C. Clancy

Senior Vice President

c/s

SPECIAL BY-LAW NO.5

A by-law providing for the election of the Chairman of the Board of

OPINAC INVESTMENTS LIMITED

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of OPINAC INVESTMENTS LIMITED (hereinafter called the "Corporation") as follows:

CHAIRMAN OF THE BOARD

1. The directors may elect a Chairman of the Board from among themselves;

2. The Chairman of the Board (if any) shall when present preside at all meetings of the board of directors and the shareholders, shall sign such documents as may require his signature in accordance with the by-laws of the Corporation and shall have such powers and shall perform such other duties as may from time to time be assigned to him by the board of directors; and

3. The President shall be the chief executive officer of the Corporation and shall exercise general supervision over the business and affairs of the

Corporation; The President shall, in the absence of the Chairman of the Board, preside at all meetings of the board of directors and the shareholders; he shall preside at all meetings of the executive committee of the board of directors (if any); and he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the board of directors or as are incident to his office.

PASSED by the Directors and sealed with the Corporation's seal the 30th day of July ,1982.

President

c/s

Secretary

The undersigned, being all of the directors of OPINAC INVESTMENTS LIMITED, hereby consent to the foregoing by-law as Special By-Law No.5 of the by-laws of the Corporation.

DATED the 30th day of July ,1982.

W. Donald Bean	David H. Gordon
John G. Haehl, Jr.	John M. Haynes
Harry W. Macdonell	Lauman Martin
Beverley Matthews	Donald E. Smith
Richard F. Torrey	

The undersigned, being the sole shareholder of OPINAC INVESTMENTS LIMITED, hereby confirms the foregoing Special By-Law No.5 of the by-laws of the Corporation passed by the sole director of the Corporation as a by-law thereof.

DATED the 30th day of July ,1982.

NIAGARA MOHAWK POWER CORPORATION

Per: ____________________

Richard C. Clancy c/s

Senior Vice President

OPINAC INVESTMENTS LIMITED

BY-LAW NO. 2

being a by-law respecting the remuneration of Directors of the Corporation

BE IT ENACTED AS A By-Law of the Corporation as follows:

1. Each Director of the Corporation shall be paid for his services as Director:

   (a) a fee of $400.00 for each meeting of the Board or of any Committee of the Board attended by him; and

   (b) the sum of $100.00 as reimbursement for his expenses in attending each meeting of the Board, or of any Committee of the Board.

2. This By-Law, subject to confirmation by the shareholders of the Corporation in accordance with the provisions of The Business Corporations Act (Ontario) shall be effective with respect to Directors' meetings held on or after October 8, 1982 and shall remain effective until amended or repealed.

ENACTED by the Board of Directors of the Corporation the 7th day of October, 1982.

President

Secretary

The undersigned, being the sole shareholder of Opinac Investments Limited, hereby confirms the foregoing By-law pursuant to the Business Corporations Act.

DATED the 15th day of December, 1982.

NIAGARA MOHAWK POWER CORPORATION

Per:
Senior Vice President

OPINAC ENERGY CORPORATION

By-Law No. 3

being a by-law to amend By-Law No. 1 of Opinac Energy Corporation (the "Corporation")

AMENDMENT

By-law No. 1 of the Corporation is amended by deleting therefrom paragraph 17 and replacing it with the following:

> "17. Indemnification of directors and officers - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, to the extent permitted by the Business Corporations Act."

MADE the 13th day of December, 1991.

WITNESS the corporate seal of the Corporation.

R.K. Dixon
President

D. H. Gordon
Secretary

RESOLVED that the foregoing By-law No. 3 of the by-laws of the Corporation, having been made by the board of directors at a meeting duly held on December 13, 1991, is hereby confirmed.

The undersigned, being the sole shareholder of the Corporation, hereby signs the foregoing resolution.

DATED the 13th day of December, 1991.

NIAGARA MOHAWK POWER CORPORATION

By: ______________________

____

OPINAC NORTH AMERICA, INC.
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
(Pursuant to Section 242)

The undersigned, being the Secretary of Opinac North America, Inc. hereby certifies that:

1. The full and complete name of the corporation is Opinac North America, Inc. (the "Corporation").

2. The Certificate of Incorporation of the Corporation was filed by the Department of State of the State of Delaware on September 12, 1997.

3. The Certificate of Incorporation of the Corporation is hereby amended by deleting Article Ninth in its entirety.

4. This Certificate of Amendment of Certificate of Incorporation of the Corporation has been duly adopted by (a) resolution of the Board of Directors of the Corporation by Unanimous Written Consent dated December 21, 1999, and (b) a vote of the sole shareholder of the Corporation duly called and held at a Special Meeting dated December 22, 1999.

IN WITNESS WHEREOF, said Secretary of Opinac North America, Inc. has caused this certificate to be effected this 29th day of December, 1999.

Attest: /Kimberley B. Salanger
Name: Kimberley B. Salanger
Title: Contract Administrator

By: /Matthew J. Picardi
Name: Matthew J. Picardi
Title: Secretary

CERTIFICATE OF INCORPORATION

OF

OPINAC NORTH AMERICA, INC.

FIRST. The name of the corporation is Opinac North America, Inc.

SECOND. The address of the corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares which the corporation shall have authority to issue is 1,000 shares of Common Stock, and the par value of each of such shares is $1.00.

FIFTH. The name and mailing address of the incorporator is James Reske, 125 Broad Street, New York, New York 10004.

SIXTH. The board of directors of the corporation is expressly authorized to adopt, amend or repeal by-laws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

EIGHTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article EIGHTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

NINTH. Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

IN WITNESS WHEREOF, I have signed this certificate of incorporation this 12th day of September, 1997.

/James Reske
James Reske
Incorporator

BY-LAWS

OF

OPINAC NORTH AMERICA, INC.

ARTICLE I

Stockholders

Section 1.1. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of stockholders may be called at any time by the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President or the Board of Directors, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting. A special meeting of stockholders shall be called by the Secretary upon the written request, stating the purpose of the meeting, of stockholders who together own of record a majority of the outstanding shares of each class of stock entitled to vote at such meeting.

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Section 1.4. Adjournments. Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. Quorum. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these by-laws, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum of the holders of any class of stock entitled to vote on a matter, the holders of such class so present or represented may, by majority vote, adjourn the meeting of such class from time to time in the manner provided by Section 1.4 of these by-laws until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the President, or in the absence of the President by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting; Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or represented by proxy at such meeting shall so determine. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these by-laws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these by-laws.

Section 1.8. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.9. List of Stockholders Entitled to Vote. The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.10. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the certificate of incorporation or by law, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to (a) its registered office in the State of Delaware by hand or by certified mail or registered mail, return receipt requested, (b) its principal place of business, or (c) an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this by-law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to (a) its registered office in the State of Delaware by hand or by certified or registered mail, return receipt requested, (b) its principal place of business, or (c) an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in this Section 1.10.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the certificate of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board. Directors need not be stockholders.

Section 2.2. Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Unless otherwise provided in the certificate of incorporation or these by-laws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected or appointed to fill a vacancy shall hold office until the next annual meeting of the stockholders and his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the President or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5. Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors one-third of the entire Board shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in the absence of the Chairman of the Board by the Vice Chairman of the Board, if any, or in the absence of the Vice Chairman of the Board by the President, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Directors Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9. Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these by-laws, the Board of Directors shall have the authority to fix the compensation of directors.

ARTICLE III

Committees

Section 3.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by law to be submitted to stockholders for approval, (ii) adopting, amending or repealing these By-Laws or (iii) removing or indemnifying directors.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers

Section 4.1. Officers; Election. As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and such other officers as the Board may deem desirable or appropriate and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices may be held by the same person unless the certificate of incorporation or these by-laws otherwise provide.

Section 4.2. Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting.

Section 4.3. Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these by-laws or in a resolution of the Board of Directors which is not inconsistent with these by-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Stock

Section 5.1. Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant

Secretary, of the Corporation, representing the number of shares of stock in the Corporation owned by such holder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Miscellaneous

Section 6.1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.2. Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.3. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the certificate of incorporation or these by-laws.

Section 6.4. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this by-law, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation" shall include service as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 6.5. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 6.6. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.7. Amendment of By-Laws. These by-laws may be amended or repealed, and new by-laws adopted, by the Board of Directors, but the stockholders entitled to vote may adopt additional by-laws and may amend or repeal any by-law whether or not adopted by them.

F 960215000053 CSC 45

CERTIFICATE OF INCORPORATION
of

OPROP CO. INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be OPROP CO. INC. (hereinafter sometimes called the "Corporation.")

SECOND: The purpose for which the *Corporation* is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the *Corporation* is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the *Corporation* is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the *Corporation* shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the *Corporation* upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: OPPCO, Inc.,The General Counsel, 300 Erie Boulevard West, Syracuse, New York, 13202.

SIXTH: No holder of any shares of any class of the *Corporation* shall as such holder have any preemptive right of be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the *Corporation.*

SEVENTH: A Director of the *Corporation* shall not be personally liable to the *Corporation* or its shareholders for damages for any breach of fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 2nd day of January, 1996.

DAVID C. HATCH, ESQ.
300 Erie Boulevard West
Syracuse, New York 13202

STATE OF NEW YORK)
COUNTY OF ONONDAGA) ss:

On this 2nd day of January, 1996, before me personally came David C. Hatch, Esq., to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

Lisa M. Fountain
Notary Public

LISA M. FOUNTAIN
Notary Public, State of New York
No. 01FO5041681
Qualified In Onondaga County
Commission Expires April 10, 1997

CSC 45 F 960215000535

CERTIFICATE OF INCORPORATION

OF

OPROP CO. INC.

Section 402 of the Business Corporation Law

Filer:

NM HOLDINGS, INC.
ATTN; JEFFREY S. SZKOLNIK
LM&D, B-1
300 ERIE BLVD., W.
SYRACUSE, NEW YORK 13202


BILLED
FEB 15 2 02 PM '96
RECEIVED

1 cc PAS

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED FEB 1 5 1996
TAX $ 10.00
BY: LAS
ONONDAGA

BILLED 3

960215000572

BY-LAWS OF OPROP CO, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**Oprop Co, Inc.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that

might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once

present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates. The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of ___________, 199__.

____
David C. Hatch, Esq.
Secretary

F930429000164

CERTIFICATE OF INCORPORATION

-of-

RIVERVIEW, INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be Riverview, Inc. (hereinafter sometimes called the "Corporation").

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: The General Counsel, 300 Erie Boulevard West, Syracuse, New York 13202.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right or be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact

a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 28th day of April, 1993.

Terence A. Burke

Terence A. Burke
300 Erie Boulevard West
Syracuse, N.Y. 13202

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

On this 28th day of April, 1993, before me personally came Terence A. Burke, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

Notary Public

VICKI L. WILLIAMS
Notary Public in the State of New York
Qualified in Onondaga County No. 4548074
My Commission Expires March 30, 1995

F930429000164

CERTIFICATE OF INCORPORATION

OF

RIVERVIEW, INC.

Under Section 402 of the Business Corporation Law

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED APR 29 1993
TAX $ 10
BY: WFT

BILLED

APR 29 9 44 AM '93

APR 29 9 04 AM '93
RECEIVED

Niagara Mohawk Power Corporation
Law Dept.
300 Erie Boulevard West
Syracuse, New York 13202

930429000172

BY-LAWS OF RIVERVIEW, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**Riverview, Inc.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that

might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once

present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates. The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of _____________, 199__.

____
David C. Hatch, Esq.
Secretary

State of New York
Department of State } ss:

030266

I hereby certify that I have compared the annexed copy with the original document filed by the Department of State and that the same is a correct transcript of said original.

APR 29 1993

Witness my hand and seal of the Department of State on

Secretary of State

DOS-200 (12/87)

F930429000129

CERTIFICATE OF INCORPORATION

-of-

SALMON SHORES, INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be Salmon Shores, Inc. (hereinafter sometimes called the "Corporation").

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: The General Counsel, 300 Erie Boulevard West, Syracuse, New York 13202.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right or be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach of fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact

a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 28 th day of April, 1993.

Terence A. Burke
Terence A. Burke
300 Erie Boulevard West
Syracuse, N.Y. 13202

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

On this 28th day of April, 1993, before me personally came Terence A. Burke, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

Notary Public

VICKI L. WILLIAMS
Notary Public in the State of New York
Qualified in Onondaga County No. 4848974
My Commission Expires March 30, 1995

F 930429000129

CERTIFICATE OF INCORPORATION

OF

SALMON SHORES, INC.

Under Section 402 of the Business Corporation Law

BILLED

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED APR 29 1993
TAX $ 10
BY: SAC
Onondaga

RECEIVED

Niagara Mohawk Power Corporation
LAW DEPT
300 Erie Boulevard West
Syracuse, New York 13202

4

930429000135

BY-LAWS OF SALMON SHORES, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as "**Salmon Shores, Inc.**"

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that

might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once

present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates. The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of ___________, 199__.

____
David C. Hatch, Esq.
Secretary

State of New York }
Department of State } *ss:*

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on **MAR 16 2000**


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

Special Deputy Secretary of State

DOS-1266 (5/96)

CT-07

F000314000315
CT-07

FILED MAR 14 11 14 AM '00

CERTIFICATE OF INCORPORATION

OF

UMICO HOLDINGS INC.

UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW

1cc
STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAR 1 4 2000
TAX $ 10 00
BY: LAS
ONONDAGA

DRAWDOWN

ROSENMAN & COLIN LLP
575 Madison Avenue
New York, NY 10022

3

000314000319

CERTIFICATE OF INCORPORATION

OF

UMICO HOLDINGS INC.

under section 402 of the Business Corporation Law

THE UNDERSIGNED, being a natural person of at least eighteen years of age and acting as the incorporator of the corporation hereby being formed under the Business Corporation Law of the State of New York, does hereby certify as follows:

FIRST: The name of the corporation is UMICO Holdings Inc. (the "Corporation").

SECOND: The Corporation is formed for the following purposes:

To engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation shall be located in the County of Onondaga, State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is Two Hundred Thousand (200,000) designated as Common Stock, $.01 par value per share.

FIFTH: Whenever the Corporation's Shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

SIXTH: The Secretary of State of the State of New York is designated as the agent of the Corporation upon whom process against the Corporation may be served. The post office address within the State of New York to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is UMICO Holdings Inc., 1304 Buckley Road, North Syracuse, NY 13212.

SEVENTH: No person who is or was a director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of duty as a director unless, and only to the extent that, a judgment or other final adjudication adverse to such director establishes (i) that the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law or (ii) that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (iii) that his acts violated Section 719 of the Business Corporation Law of the State of New York or any amendment thereto or successor provision thereto. No amendment to repeal or adoption of any provision of the certificate of incorporation inconsistent with this article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision.

EIGHTH: The Corporation shall, and hereby does, to the fullest extent permitted by the Business Corporation Law of the State of New York, indemnify any and all persons who it shall have the power to indemnify from and against any and all expenses, costs, liabilities and other matters as provided under Article 7 of the Business Corporation Law of the State of New York, as the same may be amended and supplemented.

IN WITNESS WHEREOF, the undersigned has made, signed and affirmed as true this Certificate of Incorporation under penalty of perjury this 13th day of March, 2000.

Brett Garver
Sole Incorporator
Rosenman & Colin LLP
575 Madison Avenue
New York, New York 10022

UMICO HOLDINGS INC.

BY-LAWS

ARTICLE I

Shareholders

Section 1. Annual Meeting. A meeting of shareholders of the Corporation shall be held annually at the principal office of the Corporation in the State of New York, or at such place within or without the State of New York, at such time or on such date, as may from time to time be fixed by the Board of Directors, for the election of directors and the transaction of such other business as may properly come before the meeting.

Section 2. Special Meetings. Special meetings of shareholders of the Corporation may be called by the Board of Directors, the Chairman or the President, and shall be called by the Secretary upon the written demand of shareholders of record holding at least a majority in number of the issued and outstanding shares of the Corporation entitled to vote at such meeting, which call or demand shall set forth the purpose or purposes for which the meeting is called or demanded. Special meetings shall be held at the principal office of the Corporation in the State of New York, or at such other place within or without the State of New York as may be fixed by the Board of Directors. Special meetings shall be held at such time and on such date as shall be specified in the call thereof, but not more than 90 days from the date of the call thereof or the date of such written demand. At any special meeting, only such business may be transacted which is related to the purpose or purposes set forth in the notice of such special meeting. Any special meeting for the election of directors pursuant to Section 603(a) of the Business Corporation Law (the "BCL") shall be held at the principal office of the Corporation.

Section 3. Record Date. The Board of Directors may fix, in advance, a date, which date shall not be more than 60 nor less than ten days before the date of any meeting of shareholders nor more than 60 days prior to any other action, as the record date for the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided herein, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 4. Notice of Meetings. Notice of each meeting of shareholders stating the place, date and hour thereof and, unless it is an annual meeting, the purpose or purposes for which the meeting is called and that it is being issued by or at the direction of the person or persons calling the meeting, shall be given not fewer than ten nor more than 60 days before the date of such meeting, to each shareholder entitled to vote at such meeting; *provided*, *however*, if such notice is given by third class mail, such notice shall be given not fewer than 24 days before the date of such meeting. Notice may be written or electronic. If mailed, such notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his or her address as it appears on the record of shareholders or, if he or she shall have filed with the Secretary a request that notices to him or her be mailed to some other address, then directed to him or her at such other address. If transmitted electronically, such notice is given when directed to the shareholder's electronic mail address as supplied by the shareholder to the Secretary or as otherwise directed pursuant to the shareholder's authorization or instructions. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders fulfilling the requirements of Section 623 of the BCL to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect and shall be accompanied by a copy of Section 623 or an outline of its material terms.

Section 5. Waiver of Notice. Notice of any meeting of shareholders need not be given to any shareholder who submits a signed waiver of notice whether before or after the meeting. Waiver of notice may be written or electronic. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such shareholder.

Section 6. Adjournment. When any meeting of shareholders is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after such adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to vote at such meeting.

Section 7. Quorum. The holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum thereat for the transaction of any business, except as otherwise provided in Section 603(b) of the BCL. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders. The shareholders present may adjourn a meeting despite the absence of a quorum.

Section 8. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him or her by proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided in Section 609 of the BCL.

Section 9. Voting. Every shareholder of record shall be entitled at every meeting of shareholders to one vote for every share standing in his or her name on the record of shareholders. Directors shall, except as otherwise required by law, be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in such election. Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon. An abstention shall not constitute a vote cast. Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by any officer thereof.

Section 10. Action Without a Meeting. Any action required or permitted to be taken by shareholders by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 11. Inspectors. The Board of Directors may appoint one or more inspectors, and one or more alternate inspectors to replace any inspector who fails to act, to act at a meeting of shareholders or any adjournment thereof and make a written report thereof. If no inspector or alternate has been appointed, or if such persons are unable to act, the person presiding at the meeting may appoint one or more inspectors to act at the meeting.

Section 12. Conduct of Meetings. The Chairman, or in his or her absence the President, or such other person as the Board of Directors shall designate, shall preside at and conduct every meeting of shareholders, shall establish the order of business to be conducted, shall establish the procedures and requirements for the nomination of directors, and shall establish the procedures with respect to the making of shareholder proposals. The person presiding at a meeting shall have the power to adjourn the meeting, but not over the objection of a majority of the votes cast at the meeting by the holders of shares entitled to vote thereat. The powers of the person presiding at a meeting shall be exercised in a fair and even-handed manner.

ARTICLE II

Directors

Section 1. Number of Directors. The number of directors constituting the entire Board of Directors shall be thirteen, or such other number as the shareholders or a majority of the entire Board of Directors may from time to time determine. For the purposes of these By-Laws, the 'entire Board of Directors' means the total number of directors which the Corporation would have if there were no vacancies.

Section 2. Qualifications. Directors need not be shareholders of the Corporation. Each of the directors shall be at least eighteen years of age

Section 3. Election and Term of Office. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting of shareholders. Each director shall hold office until the expiration of such term, and until his or her successor has been elected and qualified, unless he or she sooner dies, resigns or is removed.

Section 4. Removal; Resignation. Any or all of the directors may be removed for cause or without cause by vote of the shareholders, and any of the directors may be removed for cause by action of the Board of Directors, in accordance with Section 706(a) of the BCL. Any director may resign at any time, such resignation to be made in writing and to take effect immediately or on any future date stated in such writing, without acceptance by the Corporation.

Section 5. Vacancies. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason (including the removal of directors without cause) may be filled by vote of the Board of Directors. If the number of directors then in office is less than a quorum, such newly created directorships or vacancies may be filled by vote of a majority of the directors then in office. Any vacancies occurring in the Board of Directors by reason of the removal of directors without cause may be filled only by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business, and until his or her successor has been elected and qualified, unless he or she shall sooner die, resign or be removed.

Section 6. Meetings. A meeting of the Board of Directors shall be held for the election of officers and for the transaction of such other business as may properly come before such meeting as soon as practicable after the annual meeting of shareholders. Other regular meetings of the Board of Directors may be held at such times as the Board of Directors may from time to time determine. Special meetings of the Board of Directors may be called at any time by the Chairman, the President or by a majority of the directors then in office. Meetings of the Board of Directors shall be held at the principal office of the Corporation in the State of New York, or at such other place within or without the State of New York as may from time to time be fixed by the Board of Directors.

Section 7. Notice of Meetings; Adjournment. Regular meetings of the Board of Directors may be held without notice if the time and place of such meetings are fixed by the

Board of Directors. Notice of each regular meeting the time and place of which has not been fixed by the Board of Directors, and of each special meeting of the Board of Directors, specifying the place, date and time thereof, shall be given personally, by mail, by electronic mail or by facsimile to each director at his or her address as such address appears upon the books of the Corporation at least two business days (Saturdays, Sundays and legal holidays not being considered business days for the purpose of these By-Laws) before the date of such meeting. Notice of a meeting need not be given to any director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him or her. A notice, or waiver of notice, need not state the purpose of the meeting. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting of the Board of Directors to another time or place shall be given to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

Section 8. Quorum; Voting. At any meeting of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business or of any specified item of business. Except as otherwise required by law, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board of Directors.

Section 9. Action by Conference Call. Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 10.Action Without a Meeting. Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the Board of Directors or such committee shall be filed with the minutes of the proceedings of the Board of Directors or such committee.

Section 11.Committees. The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may designate from among its members an Executive Committee and other committees, each consisting of one or more directors. Each such committee, to the extent provided in such resolution, shall have all the authority of the Board of Directors, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval pursuant to law, (b) the filling of vacancies in the Board of Directors or in any committee, (c) the fixing of the compensation of the directors for serving on the Board of Directors or on any committee, (d) the amendment or repeal of these By-Laws, or the adoption of new By-Laws, or (e) the amendment or repeal of any resolution of the Board of Directors which by its terms shall not be so amendable or repealable. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member or members at any meeting of such committee. Each such committee shall serve at the pleasure of the Board of Directors.

Section 12.Director Compensation. The Board of Directors shall have authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Officers

Section 1. Election; Qualifications. As soon as practicable after each annual meeting of shareholders, the Board of Directors shall elect or appoint a Chairman, a President, one or more Vice-Presidents, a Secretary and a Treasurer, and may elect or appoint at such time and from time to time such other officers as it may determine. Any two or more offices may be held by the same person.

Section 2. Term of Office; Vacancies. All officers shall be elected or appointed to hold office until the meeting of the Board of Directors following the next annual meeting of shareholders. Each officer shall hold office for such term, and until his or her successor has been elected or appointed and qualified, unless he or she shall earlier die, resign or be removed. Any vacancy occurring in any office, whether because of death, resignation or removal or any other reason, shall be filled by the Board of Directors.

Section 3. Removal; Resignation. Any officer may be removed by the Board of Directors with or without cause. Any officer may resign his or her office at any time, such resignation to be made in writing and to take effect immediately or on any future date stated in such writing, without acceptance by the Corporation.

Section 4. Powers and Duties of the Chairman. The Chairman shall preside at all meetings of shareholders and the Board of Directors.

Section 5. Powers and Duties of the President. The President shall be the chief executive, operating and administrative officer of the Corporation and shall have general charge and supervision of its business, affairs, administration and operations. The President shall from time to time make such reports concerning the Corporation as the Board of Directors may direct. The President shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by the Board of Directors. In the absence of the Chairman, the President shall preside at all meetings of shareholders and the Board of Directors. The President shall have the power to vote all of the shares of any company which may be owned by the Corporation, including the shares of the Corporation's subsidiary, Utilities Mutual Insurance Company.

Section 6. Powers and Duties of the Vice-Presidents. Each of the Vice-Presidents shall have such powers and shall perform such duties as may from time to time be assigned to him or her by the President.

Section 7. Powers and Duties of the Secretary. The Secretary shall record and keep the minutes of all meetings of shareholders and the Board of Directors. The Secretary shall attend to the giving and serving of all notices by the Corporation. The Secretary shall be the custodian of, and shall make or cause to be made the proper entries in, the minute book of the Corporation and such books and records as the Board of Directors and or the President may direct. The Secretary shall be the custodian of the seal of the Corporation and shall affix or cause to be affixed such seal to such contracts, instruments and other documents as the President or the Board of Directors may direct. The Secretary shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by the President.

Section 8. Powers and Duties of the Treasurer. The Treasurer shall be the custodian of all funds and securities of the Corporation. Whenever required by the President or the Board of Directors, the Treasurer shall render a statement of the Corporation's cash and other accounts, and shall cause to be entered regularly in the proper books and records of the Corporation to be kept for such purpose full and accurate accounts of the Corporation's receipts and disbursements.

The Treasurer shall at all reasonable times exhibit the Corporation's books and accounts to any director of the Corporation upon application at the principal office of the Corporation during business hours. The Treasurer shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by the President or the Board of Directors.

Section 9. Delegation. In the event of the absence of any officer of the Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may at any time and from time to time delegate all or any part of the powers or duties of any officer to any other officer or to any other person, including any director.

ARTICLE IV

Execution of Documents

All contracts, instruments, agreements, bills payable, notes, checks, drafts, warrants or other obligations of the Corporation shall be made in the name of the Corporation and shall be signed by the President and/or such other officer or officers as the Board of Directors may from time to time designate.

ARTICLE V

Seal

The seal of the Corporation shall contain the name of the Corporation, the words "Corporate Seal", the year of its organization and the words "New York".

ARTICLE VI

Indemnification

The Corporation shall indemnify and advance the expenses of each person to the full extent permitted, and in the manner provided, by the BCL, as the same now exists or may hereafter be amended. The Corporation may also provide for indemnification and advancement of expenses to any director or officer to the extent provided in a resolution of shareholders, resolution of directors or an agreement providing for such indemnification.

ARTICLE VII

Fiscal Year

The fiscal year of the Corporation shall end on December 31 of each year or on such other date as shall be determined by the Board of Directors.

ARTICLE VIII

Amendment of By-Laws

These By-Laws may be amended or repealed, and any new By-Law may be adopted, by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors or by a majority of the entire Board of Directors, but any By-Law adopted by the Board of Directors may be amended or repealed by the shareholders entitled to vote thereon as herein provided.

PH - 32 F94052700019 PH - 32

CERTIFICATE OF INCORPORATION

-of-

UPPER HUDSON DEVELOPMENT, INC.

Under Section 402 of the
Business Corporation Law

The undersigned, for the purpose of forming a corporation pursuant to Section 402 of the Business Corporation Law of the State of New York, certifies as follows:

FIRST: The name of the corporation shall be Upper Hudson Development, Inc. (hereinafter sometimes called the "Corporation").

SECOND: The purpose for which the Corporation is formed is to engage in any act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation is to be located in the County of Onondaga and the State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 20,000, all of which are to consist of one class only of the par value of $1.00 each.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against it may be served and the post office address to which the Secretary of State shall mail a copy of any process against it served upon him is: The General Counsel, 300 Erie Boulevard West, Syracuse, New York 13202.

SIXTH: No holder of any shares of any class of the Corporation shall as such holder have any preemptive right or be entitled as a matter of right to subscribe for or to purchase any other shares or securities of any class which at any time may be sold or offered for sale by the Corporation.

SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for any breach or fiduciary duty as a Director, except for liability resulting from a judgment or other final adjudication adverse to the Director: (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) establishing that the Director personally gained in fact a financial profit or other advantage to which the Director was not legally entitled, or (iii) establishing that the Director's acts violated Section 719 of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, I have signed and acknowledged this certificate this 26th day of May, 1994.

Terence A. Burke
300 Erie Boulevard West
Syracuse, NY 13202

STATE OF NEW YORK)

ss.:

COUNTY OF ONONDAGA)

On this 26th day of May, 1994, before me personally came Terence A. Burke, to me known to be the person described in and who executed the foregoing certificate and he duly acknowledged to me that he executed the same.

Jane B. Wyker

Notary Public

[illegible] B. WYKER
Notary Public State of NY
Qual. Onon. Co., No. 01WY4950325
My Comm. Exp. April 24, 1995

F940527000 A1

PH - 32

CERTIFICATE OF INCORPORATION

OF

UPPER HUDSON DEVELOPMENT, INC.

Under Section 402 of the Business Corporation Law

FILED

MAY 27 1 25 PM '94

MAY 27 9 29 AM '94

ICC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAY 27 1994
TAX $ 10
BY: [illegible]

BILLED

Niagara Mohawk Power Corporation
300 Erie Blvd. West
Syracuse, NY 13202

940527000 207

BY-LAWS OF UPPER HUDSON DEVELOPMENT, INC.

ARTICLE I

GENERAL

Section 1. Name. This Corporation shall be known as **"Upper Hudson Development, Inc."**

Section 2. Principal Office. The principal office of the Corporation shall be located at 300 Erie Boulevard West, Syracuse, County of Onondaga, State of New York. The Corporation may also have offices at such other places, both within and without the State of New York, as the Board may from time to time determine or the business of the Corporation may require.

Section 3. Seal. The seal of the Corporation shall be circular in form and bear the name of the Corporation, the year of its organization, and the words "Corporate Seal, New York."

ARTICLE II

SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held at the principal office of the Corporation or, if the Board so decides, at such other places within or without the State of New York as the Board shall authorize.

Section 2. Notice and Waiver of Notice. Written notice of each annual or special meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date, and hour of the meeting and, unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders unless he shall have filed with the Secretary a written request that notices intended for him be mailed to a different address, in which case it shall be directed to him at such other address. Notice of meetings may be waived by a shareholder by submitting a signed waiver of notice either before or after the meeting. The attendance of any shareholder at a meeting shall constitute a waiver of notice by him.

Section 3. Meetings. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held on such day during the months of April or May as the Board may designate, but if no such date is designated, such annual meeting shall be held on the second Thursday of May, at 10:30 a.m., in each year, if a regular business day or, if not a regular business day, on the next business day following at the same hour. Special meetings of the shareholders may be called by the Board or by the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board or at the request in writing by shareholders owning a majority of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at a special meeting shall be confined to the purposes stated in the notice.

Section 4. Quorum of Shareholders. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum for the transaction of any business at a meeting of shareholders, except at a special meeting held pursuant to Section 603 of the Business Corporation

Law, and except as otherwise provided by statute or these By-Laws. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholder(s). The shareholders present may adjourn the meeting despite the absence of a quorum.

Section 5. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy.

Every proxy must be dated and signed by the shareholder or his attorney-in-fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except where an irrevocable proxy is permitted by law.

Section 6. Vote of Shareholders. Unless otherwise required by statute or by the Certificate of Incorporation, all corporate action shall be authorized by a majority of the votes cast, except that directors shall be elected by a plurality of the votes cast at a meeting of shareholders.

Section 7. Written Consent of Shareholders. Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders or all the outstanding shares entitled to vote thereon.

ARTICLE III

DIRECTORS

Section 1. Board of Directors. The affairs and business of the Corporation shall be controlled and managed by a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or the Certificate of Incorporation or these By-Laws directed or required to be exercised and done by the shareholders. The entire Board shall consist of three directors, except that where all the issued and outstanding shares of the common stock of the Corporation are owned, beneficially and of record, by less than three shareholders, the number of directors may be less than three, but not less than the number of shareholders.

Section 2. Election and Term. At each annual meeting of shareholders, the shareholders shall elect directors by plurality vote (except as otherwise required by statute) to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified or until his prior resignation or removal.

Section 3. Resignation. A director may resign at any time by giving written notice to the President or the Secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall be effective when received by such officer. Such notice shall be presented by such officer to the Board at its next meeting.

Section 4. Removal. Any director may be removed for cause by vote of the shareholders or by action of the Board. Directors may be removed without cause only by vote of the shareholders.

Section 5. Newly-Created Directorships and Vacancies. Newly-created directorships and vacancies occurring in the Board for any reason, except the removal of directors without cause, may be filled by a vote of the Board. If the number of the directors then in office is less than a quorum, such newly-created directorships and vacancies may be filled by vote of a majority of the directors then in office. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders. A director elected to fill a vacancy shall hold office until the next meeting of shareholders, at which the election of directors is in the regular course of business and until his successor has been elected and qualified.

Section 6. Regular Annual Meeting. A regular annual meeting of the Board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

Section 7. Notice of Meetings. Regular meetings of the Board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the Board shall be held upon notice to the directors and may be called by the President upon three days' notice to each director at his last known address, either personally or by mail or by wire. Special meetings shall be called by the President or by the Secretary in a like manner on written request of a majority of the directors, and such requested meetings shall be held not later than seven days after the receipt of such request. Notice of a meeting shall specify the time and place of the meeting and the business to be transacted and need not be given to any director who submits a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

Section 8. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 9. Chairman. At all meetings of the Board, the President or, in his absence, a Chairman chosen by the Board shall preside.

Section 10. Action of the Board. Unless otherwise required by statute, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all the members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action.

Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board or committee by means of a conference telephone or similar equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting.

Section 11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the Board, a fixed sum and expenses for actual attendance at each regular or special meeting of the Board may be authorized. Directors may be reimbursed for reasonable and necessary expenses incurred in the performance of their official duties. Nothing

herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12. Committee. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the Board.

ARTICLE IV

OFFICERS

Section 1. General. The Board shall elect a President, a Secretary, and a Treasurer and may elect one or more Vice Presidents and such other officers as it may determine, who shall have such duties, powers, and functions as hereinafter provided. Each officer shall be elected to hold office for one year until the meeting of the Board following the next annual meeting of shareholders and until his successor has been elected and qualified. Any two or more offices may be held by the same person, except that the offices of President and Secretary may only be held by the same person if such person is the owner of all of the issued and outstanding stock of the Corporation. The salaries of all officers shall be fixed by the Board.

Section 2. Removal and Resignation.

(a) Any officer elected by the Board may be removed by vote of the Board with or without cause.

(b) In the event of the death, resignation, or removal of an officer, the Board in its discretion may, by vote of the Board, elect a successor to fill the unexpired term.

Section 3. President. The President shall be Chief Executive Officer of the Corporation; he shall cause to be called regular and special meetings of the shareholders and the Board in

accordance with the Business Corporation Law and these By-Laws; he shall appoint, discharge, and fix the compensation of all employees and agents of the Corporation other than duly elected officers, subject to the approval of the Board; he shall preside at all meetings of the shareholders and of the Board; he shall have responsibility for the management of the business of the Corporation and shall see that these By-Laws are enforced and that all orders and resolutions of the Board are carried into effect; and he shall execute all documents and instruments to be executed under the seal of the Corporation, except where the signing and execution thereof shall be expressly delegated by the Board to some other officer of the Corporation.

Section 4. Vice Presidents. During the absence or disability of the President, the Vice President or, if there are more than one, the Vice President and Secretary shall have all the powers and functions of the President. Each Vice President shall perform such other duties as from time to time may be prescribed by the Board or the President. The Secretary shall make a part of the minute book a copy of the same, and shall prepare the Amended By-Laws of the Corporation incorporating the above duly resolved amendments, all other By-Laws remaining the same as originally adopted or previously amended.

Section 5. Secretary. The Secretary or, in his absence, any Assistant Secretary shall record all votes and minutes of all proceedings in a corporate records book, give or cause to be given notice of all meetings of shareholders and of special meetings of the Board, keep the seal of the Corporation and affix it to instruments as authorized by the Board and attest it when so affixed, prepare when required a certified list of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each, and perform such other duties as from time to time may be prescribed by the Board or the President.

Section 6. Treasurer. The Treasurer or, in his absence, any Assistant Treasurer shall have the custody of the corporate funds and securities, keep full and accurate accounts of receipts and disbursements in the corporate books, deposit all money and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board, disburse the funds of the Corporation as may be ordered or authorized by the Board and preserve proper vouchers for such disbursements, render to the President and Board whenever they require it an account of all transactions as Treasurer and of the financial condition of the Corporation, and perform such other duties as may from time to time be prescribed by the Board or the President.

Section 7. Other Officers. Other officers shall perform such duties and have such powers as may be assigned to them by the Board.

Section 8. Sureties and Bonds. In case the Board shall so require, any officer, employee, or agent of the Corporation shall execute a bond in such sum and with such surety or sureties as the Board may direct, conditioned upon the faithful performance of his duties to the Corporation, and including responsibility for negligence and for the accounting for all property, funds, or securities of the Corporation which may come into his hands.

ARTICLE V

INDEMNIFICATION OF DIRECTORS AND OFFICERS; INSURANCE

Section 1. Indemnification. The Corporation shall fully indemnify, to the extent not expressly prohibited by law, each person involved in, or made or threatened to be made a party to, any action, claim, or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including an action by or in the right of the Corporation or any other corporation, or any partnership, joint venture, trust, employee benefit

plan, or other enterprise, and including appeals therein, (any such action or proceeding being hereinafter referred to as a "Matter"), by reason of the fact that such person, such person's testator, or intestate (a) is or was a director or officer of the Corporation or (b) is or was serving, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, actually and reasonably incurred as a result of or in connection with any Matter, except as provided in the next paragraph.

No indemnification shall be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification shall be made with respect to any Matter initiated by any such person against the Corporation, or a director or officer of the Corporation, other than to enforce the terms of this Article unless such Matter was authorized by the Board of Directors. Further, no indemnification shall be made with respect to any settlement or compromise of any Matter unless and until the Corporation has consented to such settlement or compromise.

In making any determination regarding any person's entitlement to indemnification hereunder, it shall be presumed that such person is entitled to indemnification, and the Corporation shall have the burden of proving the contrary.

Written notice of any Matter for which indemnity may be sought by any person shall be given to the Corporation as soon as practicable, and the Corporation shall be permitted to participate therein. Such person shall cooperate in good faith with any request that common counsel be utilized by the parties to any Matter who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

Section 2. Advancement of Expenses. Except in the case of a Matter against a director, officer, or other person specifically approved by the Board of Directors, the Corporation shall, subject to Section 1 above, pay expenses actually and reasonably incurred by or on behalf of such a person in connection with any Matter in advance of the final disposition of such Matter. Such payments shall be made promptly upon receipt by the Corporation, from time to time, of a written demand of such person for such advancement, together with an undertaking by or on behalf of such person to repay any expenses so advanced to the extent that the person receiving the advancement is ultimately found not to be entitled to indemnification for part or all of such expenses.

Section 3. Rights Not Exclusive. The rights to indemnification and advancement of expenses granted by or pursuant to this Article (a) shall not limit or exclude, but shall be in addition to, any other rights which may be granted by or pursuant to any statute, corporate charter, by-law, resolution, or agreement; (b) shall be deemed to constitute contractual obligations of the Corporation to any director, officer, or other person who serves in a capacity referred to herein at any time while this Article is in effect; (c) are intended to be retroactive and shall be available with respect to events occurring prior to the adoption of this Article; and (d) shall continue to exist after the repeal or modification hereof with respect to events occurring prior thereto. It is the intent of this Article to require the Corporation to indemnify the persons referred to herein for the

aforementioned judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys' fees, in each and every circumstance in which such indemnification could lawfully be permitted by express provisions of by-laws, and the indemnification required by this article shall not be limited by the absence of an express recital of such circumstances.

Section 4. Authorization of Contracts. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person who is, or is about to become, a director or officer of the Corporation, or who is serving, or is about to serve, at the request of the Corporation, as a director, officer, or in any other capacity, any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise, which agreement may provide for indemnification of such person and advancement of expenses to such person upon terms, and to the extent, not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article.

Section 5. Insurance. The Corporation may purchase and maintain insurance to indemnify the Corporation and the directors and officers within the limits permitted by law.

Section 6. Severability. If any provision of this Article is determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby.

ARTICLE VI

CERTIFICATES FOR SHARES

Section 1. Certificates. The shares of the Corporation shall be represented by certificates. They shall be numbered and entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and the number and class of shares and the series, if any, represented

thereby and the par value of each share or a statement that such shares are without par value, as the case may be, and shall be signed by the President or a Vice President and the Treasurer or the Secretary and shall bear the corporate seal.

Section 2. Lost or Destroyed Certificates: The Board may direct a new certificate or certificates to be issued in place or any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Transfers of Shares.

(a) Upon surrender to the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto and cancel the older certificate. Every such transfer shall be entered into the transfer book of the Corporation.

(b) The Corporation shall be entitled to treat the holder of record of any share as the legal and equitable holder in fact thereof, except as expressly provided by the laws of the State of New York.

Section 4. Closing Transfer Books. The Board shall have the power to close the share transfer books of the Corporation for a period of not more than ten days during the thirty-day

period immediately preceding (a) any shareholders' meeting, or (b) any date upon which shareholders shall be called upon to take action without a meeting, or (c) any date fixed for the payment of a dividend or any other form of distribution, and only those shareholders of record at the time the transfer books are closed shall be recognized as such for the purpose of (a) receiving notice of or voting at such meeting, or (b) allowing them to take appropriate action, or (c) entitling them to receive any dividend or other form of distribution.

ARTICLE VII

EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be executed by the President or by such other officers or persons as the Board may from time to time designate.

ARTICLE VIII

FISCAL MANAGEMENT

Section 1. Fiscal Year. The fiscal year shall begin the first day of January in each year, except that the first fiscal year of the Corporation shall begin at the date of incorporation and end the next following December 31.

Section 2. Books and Accounts. The books and accounts of the Corporation shall be kept under the direction of the Treasurer of the Corporation in accordance with generally accepted accounting practices.

Section 3. Financial Report. The Board shall send or cause to be sent to the shareholders within 120 days after the close of a fiscal year an accurate and complete financial report as of the closing date of such fiscal year.

Section 4. Dividends. Dividends on the outstanding shares of the Corporation may be declared in such amounts and at such time or times as the Board may determine as permitted by statute.

ARTICLE IX

BY-LAW CHANGES

The By-Laws may be amended, repealed, or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors. By-Laws may also be amended, repealed, or adopted by a majority of the entire Board, but any By-Law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as hereinabove provided. Any reference to "By-Laws adopted by the shareholders" shall be deemed to include By-Laws adopted by the incorporator. If any By-Law regulating an impending election of directors is adopted, amended, or repealed by the Board, the notice of the next meeting of shareholders for the election of directors shall set forth the By-Law so adopted, amended, or repealed, together with a concise statement of the changes made.

ARTICLE X

REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the Certificate of Incorporation in these By-Laws shall include all amendments thereto or changes thereof unless specifically excepted.

ADOPTED BY the action of the Sole Incorporator of the Corporation this _____ day of ____________, 199__.

David C. Hatch, Esq.
Secretary


F 990602000425
CSC 45

CERTIFICATE OF INCORPORATION

OF

ARBUCKLE ACRES, INC.

UNDER SECTION 402 OF THE BUSINESS CORPORATION LAW

The undersigned, a natural person of the age of eighteen years or over, desiring to form a corporation pursuant to the provisions of Section 402 of the Business Corporation Law of the State of New York, hereby certifies as follows:

FIRST: The name of the corporation is:

ARBUCKLE ACRES, INC.

SECOND: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law of the State of New York, exclusive of any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the corporation in the State of New York is to be located in the County of St. Lawrence.

FOURTH: The aggregate number of shares which the corporation shall have the authority to issue is:

Two Hundred (200) shares without par value.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served, and the address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

300 Erie Blvd. West, B-1
Syracuse, NY 13202

SIXTH: No director of the corporation shall be personally liable to the corporation or its stockholders for damages for any breach of duty in such capacity except where a judgment or other final adjudication adverse to said director establishes: that the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that said director personally gained a financial profit or other advantage to which he was not entitled, or the director's acts violated Section 719 of the New York Business Corporation Law.

Date: June 1, 1999

Claudia Stone
Claudia Stone
Incorporator
Corporation Service Company
80 State Street
Albany, NY 12207

F990602000

425
CSC 45

CERTIFICATE OF INCORPORATION

OF

ARBUCKLE ACRES, INC.

FILED JUN 2 2 19 PM '99

Section 402 of the Business Corporation Law

Filer: DANIEL T SMITH ESQ
38 ART TENNYSON ROAD
CHESTERTOWN, NY 12817
Cust Ref#: 259293CST

RECEIVED JUN 2 10 12 AM '99

1a
STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JUN 02 1999
TAX $ 10
BY: [illegible]
St. Law

Draw Down

3 990602000 440

BY - LAWS

OF

ARBUCKLE ACRES, INC.

(a New York corporation)

ARTICLE I

SHAREHOLDERS

1. CERTIFICATES REPRESENTING SHARES. Certificates representing shares shall set forth thereon the statements prescribed by Section 508, and, where applicable, by Sections 505, 616, 620, 709, and 1002, of the Business Corporation Law and by any other applicable provision of law and shall be signed by the Chairman or a Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and may be sealed with the corporate seal or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the corporation itself or its employee, or if the shares are listed on a registered national security exchange. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

A certificate representing shares shall not be issued until the full amount of consideration therefor has been paid except as Section 504 of the Business Corporation Law may otherwise permit.

The corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may require the owner of any lost or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate or the issuance of any such new certificate.

2. FRACTIONAL SHARE INTERESTS. The corporation may issue certificates for fractions of a share which shall entitle the holder, in proportion to his fractional holdings, to exercise voting rights, receive dividends, and participate in liquidating distributions; or it may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may issue scrip in registered or bearer form over the manual or facsimile signature of an officer of the corporation or of its agent, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder except as therein provided.

3. SHARE TRANSFERS. Upon compliance with provisions restricting the transferability of shares, if any, transfers of shares of the corporation shall be made only on the share record of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or

with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes due thereon.

4. RECORD DATE FOR SHAREHOLDERS. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of the business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any purpose other than that specified in the preceding clause shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this paragraph, such determination shall apply to any adjournment thereof, unless directors fix a new record date under this paragraph for the adjourned meeting.

5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holders of record of outstanding shares when the corporation is authorized to issue only one class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the Certificate of Incorporation confers such rights where there are two or more classes or series of shares or upon which or upon whom the Business Corporation Law confers such rights notwithstanding that the Certificate of Incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

6. SHAREHOLDER MEETINGS.

- TIME. The annual meeting shall be held on the date fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the formation of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date fixed by the directors except when the Business Corporation Law confers the right to fix the date upon shareholders.

- PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of New York, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, or, whenever shareholders entitled to call a special meeting shall call the same, the meeting shall be held at the office of the corporation in the State of New York.

- CALL. Annual meetings may be called by the directors or by any officer instructed by the directors to call the meeting. Special meetings may be called in like manner except when the directors are required by the Business Corporation Law to call a meeting, or except when the shareholders are entitled by said Law to demand the call of a meeting.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER OF NOTICE. Written notice of all meetings shall be given, stating the place, date, and hour of the meeting, and, unless it is an annual meeting, indicating that it is being issued by or at the direction of the person or persons calling the meeting. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called; and, at any such meeting, only such business may be transacted which is related to the purpose or purposes set forth in the notice. If the directors shall adopt, amend, or repeal a By-Law regulating an impending election of directors, the notice of the next meeting for election of directors shall contain the statements prescribed by Section 601(b) of the Business Corporation Law. If any action is proposed to be taken which would, if taken, entitle shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect and shall be accompanied by a copy of Section 623 of the Business Corporation Law or an outline of its material terms. A copy of the notice of any meeting shall be given, personally or by first class mail, not fewer than ten days nor more than sixty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, to each shareholder at his record address or at such other address which he may have furnished by request in writing to the Secretary of the corporation. In lieu of giving a copy of such notice personally or by first class mail as aforesaid, a copy of such notice may be given by third class mail notfewer than twenty-four nor more than sixty days before the date of the meeting. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in a post office or official depository under the exclusive care and custody of the United States post office department. If a meeting is adjourned to another time or place, and, if any announcement of the adjourned time or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice before or after the meeting. The attendance of a shareholder at a meeting without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by him.

- SHAREHOLDER LIST AND CHALLENGE. A list of shareholders as of the record date, certified by the Secretary or other officer responsible for its preparation or by the transfer agent, if any, shall be produced at any meeting of shareholders upon the request thereat or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, if any, or the person presiding thereat, shall require such list of shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

- CONDUCT OF MEETING. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his absence, an Assistant

Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the chairman of the meeting shall appoint a secretary of the meeting.

- PROXY REPRESENTATION. Every shareholder may authorize another person or persons to act for him by proxy in all matters in which a shareholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by the Business Corporation Law.

- INSPECTORS - APPOINTMENT. Inspectors may be appointed in the manner prescribed by the provisions of Section 610 of the Business Corporation Law, but need not be appointed except as otherwise required by those provisions.

- QUORUM. Except for a special election of directors pursuant to Section 603(b) of the Business Corporation Law, and except as herein otherwise provided, the holders of a majority of the votes of outstanding shares shall constitute a quorum at a meeting of shareholdersfor the transaction of any business. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders. The shareholders present may adjourn the meeting despite the absence of a quorum.

- VOTING. Each share shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast in favor of or against such action except where the Business Corporation Law provides otherwise.

7. SHAREHOLDER ACTION WITHOUT MEETINGS. Whenever under the provisions of the Business Corporation Law shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with the provisions of Section 615 of the Business Corporation Law.

ARTICLE II

GOVERNING BOARD

1. FUNCTIONS AND DEFINITIONS. The business of the corporation shall be managed under the direction of a governing board, which is herein referred to as the "Board of Directors" or "directors" notwithstanding that the members thereof may otherwise bear the titles of trustees, managers, or governors or any other designated title, and notwithstanding that only one director legally constitutes the Board. The word "director" or "directors" likewise herein refers to a member or to members of the governing board notwithstanding the designation of a different official title or titles. The use of the phrase "entire board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. Each director shall be at least eighteen years of age. A director need not be a shareholder, a citizen of the United States, or a resident of the State of New York. The initial Board of Directors shall consist of one persons. Thereafter,

the number of directors constituting the board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the shareholders or of the directors, or, if the number is not so fixed, the number shall be one . The number of directors may be increased or decreased by action of shareholders or of the directors, provided that any action of the directors to effect such increase or decrease shall require the vote of a majority of the entire Board. No decrease shall shorten the term of any incumbent director.

3. ELECTION AND TERM. The first Board of Directors shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting ofshareholders and until their successors have been elected and qualified. Thereafter, directors who are elected at an annual meeting of shareholders, and directors who are elected in the interim by the shareholders to fill vacancies and newly created directorships, shall hold office until the next annual meeting of shareholders and until their successors have been elected and qualified; and directors who are elected in the interim by the directors to fill vacancies and newly created directorships shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until their successors have been elected and qualified. In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of the remaining directors then in office, although less than a quorum exists.

4. MEETINGS.

- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

- PLACE. Meetings shall be held at such place within or without the State of New York as shall be fixed by the Board.

- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, of the President, or of a majority of the directors in office.

- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. The notice of any meeting need not specify the purpose of the meeting. Any requirement of furnishing a notice shall be waived by any director who signs a waiver of notice before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him.

- QUORUM AND ACTION. A majority of the entire Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided such majority shall constitute at least one-third of the entire Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, the act of the Board shall be the act, at a meeting duly assembled, by vote of a majority of the directors present at the time of the vote, a quorum being present at such time.

Any one or more members of the Board of Directors or of any committee thereof-may participate in a meeting of said Board or of any such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time, and participation by such means shall constitute presence in person at the meeting.

- CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the President, if present and acting, or any other director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause by the shareholders. One or more of the directors may be removed for cause by the Board of Directors.

6. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may designate from their number one or more directors to constitute an Executive Committee and other committees, each of which, to the extent provided in the resolution designating it, shall have the authority of the Board of Directors with the exception of any authority the delegation of which is prohibited by Section 712 of the Business Corporation Law.

7. WRITTEN ACTION. Any action required or permitted to be taken by the Board of Directors or by any committee thereof may be taken without a meeting if all of the members of the Board of Directors or of any committee thereof consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the Board of Directors or of any such committee shall be filed with the minutes of the proceedings of the Board of Directors or of any such committee.

ARTICLE III

OFFICERS

The directors may elect or appoint a Chairman of the Board of Directors, a President, one or more Vice-Presidents, a Secretary, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, and such other officers as they may determine. The President may but need not be a director. Any two or more offices may be held by the same person. When all of the issued and outstanding shares of the corporation are owned by one person, such person may hold all or any combination of offices.

Unless otherwise provided in the resolution of election or appointment, each officer shall hold office until the meeting of the Board of Directors following the next annual meeting of shareholders and until his successor has been elected or appointed and qualified.

Officers shall have the powers and duties defined in the resolutions appointingthem.

The Board of Directors may remove any officer for cause or without cause.

ARTICLE IV

STATUTORY NOTICES TO SHAREHOLDERS

The directors may appoint the Treasurer or other fiscal officer and/or the Secretary or any other officer to cause to be prepared and furnished to shareholders entitled thereto any special financial notice and/or any financial statement, as the case may be, which may be required by any provision of law, and which, more specifically, may be required by Sections 511, 515, 516, 517, 519, and 520 of the Business Corporation Law.

ARTICLE V

BOOKS AND RECORDS

The corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of the shareholders, of the Board of Directors, and of any committee which the directors may appoint, and shall keep at the office of the corporation in the State of New York or at the office of the transfer agent or registrar, if any, in said State, a record containing the names and addresses of all shareholders, the number and class of shares held by each, and the dates when they respectively became the owners of record thereof. Any of the foregoing books, minutes, or records may be in written form or in any other form capable of being converted into written form within a reasonable time.

ARTICLE VI

CORPORATE SEAL

The corporate seal, if any, shall be in such form as the Board of Directors shall prescribe.

ARTICLE VII

FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change from time to time, by the Board of Directors.

ARTICLE VIII

CONTROL OVER BY-LAWS

The shareholders entitled to vote in the election of directors or the directors upon compliance with any statutory requisite may amend or repeal the By-Laws and may adopt new By-Laws, except that the directors may not amend or repeal any By-Law or adopt any new By-Law, the statutory control over which is vested exclusively in the said shareholders or in the incorporators. By-Laws adopted by the incorporators or directors may be amended or repealed by the said shareholders.

* * * * * * *

The undersigned incorporator certifies that he has examined the foregoing By-Laws and has adopted the same as the first By-Laws of the corporation; that said By-Laws contain specific and general provisions, which, in order to be operative, must be adopted by the incorporator or incorporators or the shareholders entitled to vote in the election of directors; and that he has adopted each of said specific and general provisions in accordance with the requirements of the Business Corporation Law.

Dated: June 04, 1999

Claudia Stone

Claudia Stone , Incorporator of
ARBUCKLE ACRES, INC.

I HEREBY CERTIFY that the foregoing is a full, true, and correct copy of the By-Laws of ARBUCKLE ACRES, INC. , a New York corporation, as in effect on the date hereof.

WITNESS my hand and the seal of the corporation.

Dated:

____

Secretary of
ARBUCKLE ACRES, INC.

(SEAL)

State of New York }
Department of State } *ss:*

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on JUN 03 1999


STATE OF NEW YORK
EXCELSIOR
DEPARTMENT OF STATE

Special Deputy Secretary of State

DOS-1266 (5/96)

Execution Copy

LOAN AND TRUST AGREEMENT

among

MASSACHUSETTS INDUSTRIAL FINANCE AGENCY

and

NANTUCKET ELECTRIC COMPANY

and

FLEET NATIONAL BANK, as Trustee

Dated as of July 1, 1996

Providing for the Issue of:

$28,000,000 Massachusetts Industrial Finance Agency
Electric Utility Revenue Bonds
(Nantucket Electric Company Project - 1996 Series A)

TABLE OF CONTENTS

ARTICLE I: INTRODUCTION AND DEFINITIONS

Section 101. Description of the Agreement and the Parties. This LOAN AND TRUST AGREEMENT (the "Agreement") is entered into as of July 1, 1996 by Massachusetts Industrial Finance Agency (with its successors, the "Agency"), a body politic and corporate created under Massachusetts General Laws, Chapter 23A; Nantucket Electric Company (with its successors, the "Company"), a Massachusetts public utility corporation and Fleet National Bank, a national banking association, as Trustee (with its successors, the "Trustee"). This Agreement is a financing document combined with a trust agreement as one instrument in accordance with the Act.

This Agreement provides for the following transactions:

(a) the Agency's issue of the Bonds;

(b) the Agency's loan of the proceeds of the Bonds to the Company for the purpose of financing the acquisition, construction and installation of the Project Facilities;

(c) the Company's repayment of the loan of Bond proceeds from the Agency through payment to the Trustee of all amounts necessary to pay the Bonds issued by the Agency;

(d) the Agency's assignment to the Trustee in trust for the benefit and security of the Bondowners of the Agency's rights in respect of the loan to the Company hereunder, including repayment of the loan to be received from the Company.

In consideration of the mutual promises contained in this Agreement, the rights conferred and the obligations assumed hereby, and other good and valuable consideration, the receipt of which is hereby acknowledged, each of the Company, the Agency and the Trustee agree, assign, covenant, grant, pledge, promise, represent and warrant as set forth herein for their own benefit and for the benefit of the Bondowners.

Section 102. Definitions. (a) Words. In addition to terms defined elsewhere herein, the following terms have the following meanings in this Agreement, unless the context otherwise requires:

(1) "Act" means Massachusetts General Laws, Chapter 23A, Sections 29 through 38C and Chapter 40D, as amended, and as supplemented by Chapter 585, Section 2 of the Massachusetts Acts and Resolves of 1987 and Chapter 50, Sections 26 and 27 of the Massachusetts Acts and Resolves of 1993.

(2) "AMBAC Indemnity" means AMBAC Indemnity Corporation, a Wisconsin-domiciled stock insurance company.

(3) "Bond Counsel" means Palmer & Dodge LLP or such other nationally recognized bond counsel selected by the Company and reasonably satisfactory to the Agency and the Trustee.

(4) "Bond Fund" means the fund established under Section 303.

(5) "Bondowners", "owners" or words of similar import means the registered owners of the Bonds from time to time as shown in the books kept by the Trustee as bond registrar, except that wherever appropriate the term "owners" shall mean the owners of the Bonds for federal income tax purposes.

(6) "Bonds" means the $28,000,000 principal amount of Massachusetts Industrial Finance Agency Electric Utility Revenue Bonds (Nantucket Electric Company Project - 1996 Series A) dated as of July 1, 1996 substantially in the form set forth in Subsection 301(a) and any bond or bonds duly issued in exchange or replacement therefor.

(7) "Book-Entry Only System" means the system of registration of the Bonds described in Subsection 301(e).

(8) "Company Representative" means the person or persons at the time designated to act on behalf of the Company in a written certificate (or any alternate or alternates at the time so designated) furnished to the Trustee, containing the specimen signature of such person or persons and signed on behalf of the Company by its President, Treasurer, any Assistant Treasurer, or any Vice President.

(9) "Construction Fund" means the fund established under Section 401.

(10) "Debt Service" means all money payable to the Bondowners in accordance with the terms hereof and of the Bonds including (i) principal, (ii) interest and (iii) any premium.

(11) "Default" has the meaning given such term in Section 601.

(12) "Event of Default" has the meaning given such term in Section 601.

(13) "Expense Fund" means the Fund established under Section 311.

(14) "Federal Tax Statement" means the Statement as to Tax Exempt Status of Bonds executed by the Company in connection with the original issuance of the Bonds and delivered to the Trustee.

(15) "Governmental Obligations" means (i) direct obligations of the United States for which its full faith and credit are pledged, (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full-faith-and-credit obligation of the United States of America, or (iii) securities or receipts evidencing ownership interests in obligations or specified portions (such as principal or interest) of obligations described in (i)

or (ii), provided that the amount and timing of payment of such security or receipt is not subject to any condition or contingency.

(16) "Guaranteed Investment Contract" means (i) any investment that has specifically negotiated withdrawal or reinvestment provisions and a specifically negotiated interest rate and (ii) any agreement to supply investments on two or more future dates (e.g., a forward supply contract).

(17) "Guarantor" means Massachusetts Electric Company, a Massachusetts public utility corporation.

(18) "Guaranty" means the Guaranty dated July 1, 1996 made by the Guarantor, which guarantees the payment of Debt Service on the Bonds.

(19) Except in the Bonds, "here" in such words as "hereby," "herein," "hereof" or "hereunder" means this Agreement as a whole rather than the particular section, subsection, paragraph, subparagraph, clause or subclause in which the word appears; and in the Bonds it refers thereto.

(20) "IRC" means the Internal Revenue Code of 1986, as it may be amended from time to time.

(21) "Loan" has the meaning given such term in Section 201.

(22) "Moody's" means Moody's Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, its successors and assigns, and, if such corporation shall be dissolved or liquidated or shall no longer perform the functions of a securities rating agency, "Moody's" shall be deemed to refer to any other nationally recognized securities rating agency designated by the Company.

(23) "Municipal Bond Insurance Policy" means the municipal bond insurance policy issued by AMBAC Indemnity insuring the payment when due of the principal of and interest on the Bonds as provided therein.

(24) "Outstanding", when used to modify Bonds, refers to Bonds issued, authenticated, and delivered under this Agreement, excluding: (i) Bonds which have been exchanged or replaced; (ii) Bonds which have been paid; (iii) Bonds which have become due and for the payment of which moneys have been duly provided; and (iv) Bonds with respect to which this Agreement has been defeased pursuant to Section 204.

(25) "Permitted Investments" means any of the following:

(i) Governmental Obligations;

(ii) U.S. dollar denominated interest-bearing accounts (which may be represented by certificates of deposit) granting the depositor the right to withdraw all funds without penalty not more than 360 days after the date of deposit in domestic commercial banks that have a rating on their short-term certificates of deposit at the time of deposit of at least "A-1" from Standard & Poor's or "P-1" from Moody's;

(iii) direct obligations of, obligations guaranteed by, and any other obligations the interest on which is excluded from income for federal income tax purposes issued by any state of the United States, the District of Columbia or the Commonwealth of Puerto Rico, any possession or territory of the United States of America or any political subdivision, agency, authority or instrumentality of any of the foregoing, which are rated at the time of purchase at least "A" by Standard & Poor's or "A" by Moody's;

(iv) commercial paper maturing not more than 270 days after the date of purchase issued by any corporation which is rated at the time of purchase "A-1" or the equivalent by Standard & Poor's or "P-1" by Moody's;

(v) instruments issued by an investment company rated at the time of purchase "A" by Standard & Poor's or "A" by Moody's having a portfolio consisting of 95% or more of the securities or investments described in clauses (i) through (iv) above;

(vi) repurchase agreements in which the underlying security which is the subject of the repurchase agreement is rated at the time of purchase at least "A" or the equivalent by Standard & Poor's or Moody's, made with banking institutions and securities dealers recognized as primary dealers by the Federal Reserve Bank of New York, provided any such banking institution or securities dealer must be rated at the time of purchase at least "A" or the equivalent by Standard & Poor's or Moody's;

(vii) Guaranteed Investment Contracts, provided that such investment or the issuer thereof is rated at the time of purchase at least "A" by Standard & Poor's or "A" by Moody's;

(viii) shares of money market mutual funds investing in the investments described in clauses (i) through (vii) above (including mutual funds for which the Trustee is an investment advisor), provided such shares are rated at the time of purchase in the highest rating category by Standard & Poor's or Moody's; and

(ix) any other investment permitted by law and approved in writing by AMBAC Indemnity, with notice to Standard & Poor's.

Each of the Permitted Investments described in clauses (vi) and (vii) above shall contain a provision for (A) the unwinding of such investment within three Business Days after the long term or short term debt rating of the bank or other financial institution, as the case may be, providing such investment falls below "BBB" or the equivalent by Standard & Poor's or "Baa" or the equivalent by Moody's or after such entity defaults on the payment of any of its obligations, to or on behalf of the Company, unless such investment is collateralized with Governmental Obligations in an amount equal to at least 102% of the face amount of such investments or such rating is reinstated on or prior to such unwind date; and

(b) the transfer of any security or collateral delivered pursuant to such Permitted Investment to the Trustee, or the holding of such securities or collateral in trust for its account, as titleholder, or the holding of such securities or collateral in a segregated account by a bank, trust company or national banking association having a capital stock and surplus of more than $50,000,000.

Notwithstanding the foregoing, Permitted Investments shall not include the following:

(A) Government Obligations, certificates of deposit and bankers' acceptances, in each case with yields lower than either (1) the yield available on comparable obligations then offered by the United States Treasury, or (2) the highest yield published or posted by the provider of the Permitted Investments to be currently available from the provider on reasonably comparable investments;

(B) any demand deposit or similar account with a bank, trust company or broker, unless (1) the account is used for holding funds for a short period of time until such funds are reinvested or spent, and (2) substantially all the funds in the account are withdrawn for reinvestment or expenditure within fifteen (15) days of their deposit therein; or

(C) Guaranteed Investment Contracts and repurchase agreements, unless (1) at least three (3) bids are obtained on the proposed investment from persons other than those with an interest in the Bonds, (2) the highest yielding investment for which a qualifying bid is received is purchased, (3) the provider of the investment certifies that the yield on the investment is not less than the yield then available from the provider on reasonably comparable repurchase agreements, if any, offered to persons who are purchasing the agreement from a source other than proceeds of tax-exempt bonds, (4) the terms of the investment, including collateral requirements, are reasonable, and (5) a written record of the yield offered by each bidder is maintained.

The requirements of Clauses (A), (B) and (C) shall not apply to any investments as to which the Trustee and the Agency shall have received an opinion of Bond Counsel to the effect that such investment will not adversely affect the exclusion of interest on any Bonds from gross income for federal income tax purposes. Permitted Investments shall not include any investment that would cause any Bonds to be federally guaranteed within the meaning of IRC §149(b).

(26) The word "person" means any individual or entity so recognized by law.

(27) "Project Costs" means the Company's cost of acquisition, construction and installation of the Project Facilities which are "project costs" within the meaning of the Act.

(28) "Project Facilities" means the 46 kilovolt, 33 megawatt underground and submarine electric power cable and an associated fiber-optic cable for communications related to providing electric power starting in Harwich, traversing Nantucket Sound, and terminating in Nantucket and related substations and ancillary equipment, which cable,

substations and equipment will be owned by the Company and used exclusively to furnish electricity to customers on the island of Nantucket.

(29) "Rebate Year" means the one year period (or shorter period beginning on the date of issue) ending on June 30.

(30) "Standard & Poor's" means Standard & Poor's Rating Group, a division of McGraw Hill Inc., its successors and assigns, and, if such group shall be dissolved or liquidated or shall no longer perform the functions of a securities rating agency, "Standard & Poor's" shall be deemed to refer to any other nationally recognized securities rating agency designated by the Company.

(31) "UCC" means the Massachusetts Uniform Commercial Code, as amended.

(b) Number and Gender. Wherever appropriate (1) the singular and plural forms of words and (2) words of different gender shall, within those respective classifications, be deemed interchangeable.

(c) Use of Examples. When a condition, class, category, circumstance or other concept is described in general terms herein and a list of possible examples or components of what has been described generally is associated with that description, and regardless of whether the words "include" or "including" or the like are also used, the listing shall be deemed illustrative only and shall not be construed as excluding other possible examples or components or as otherwise limiting the generality of the description in any way.

ARTICLE II: LOAN OF BOND PROCEEDS; THE ASSIGNMENT AND PLEDGE

Section 201. The Loan of Bond Proceeds. The Agency shall issue the Bonds pursuant to the Act in the amount, in the form, and with the terms provided herein, and shall loan to the Company such amount (the "Loan") to finance Project Costs as hereinafter provided. The Company agrees to repay the Loan of the aggregate principal amount of the Bonds by making payments in the amounts and at the times necessary to pay Debt Service as required under Section 305.

Section 202. Assignment and Pledge of the Agency. The Agency, for consideration paid as hereinabove acknowledged, hereby irrevocably assigns and pledges to the Trustee in trust for the benefit and security of the Bondowners upon the terms hereof all of the Agency's right, title and interest in (i) respect of the Loan and all payments thereon, (ii) all moneys and securities held by the Trustee for deposit in, or deposited in, the Bond Fund and Construction Fund and investment earnings thereon, (iii) any collateral security for, and all proceeds of, any of the foregoing. The Trustee shall hold (a) all the rights, title and interest received under this section and (b) all payments (exclusive of funds to which the Trustee is entitled in its own right as fees, reimbursement, indemnity or otherwise) received from the Company or derived from the exercise of the Agency's powers hereunder (which shall include all payments under Subsection 305(a)) in trust for the security of the Bondowners in accordance with the provisions hereof.

Section 203. Further Assurance. The Company and the Agency shall from time to time execute, deliver and record and file such instruments, as the Trustee may reasonably require to confirm, perfect or maintain the security created hereby and the assignment and pledge of rights hereunder.

Section 204. Defeasance. When there are in the Bond Fund sufficient funds, or non-callable and non-prepayable Government Obligations in such principal amount, bearing interest at such rates and with such maturities as will provide, without reinvestment, sufficient amounts to pay Debt Service in full as and when such amounts become due, and when all the rights hereunder of the Agency and the Trustee have been provided for (1) the Bondowners will cease to be entitled to any right, benefit or security under this Agreement except the right to receive payment of the funds deposited and held for payment and other rights set forth below or which by their nature cannot be satisfied prior to or simultaneously with termination of the lien hereof, (2) the security interests created by this Agreement (except in such funds and investments) shall terminate, and (3) the Agency and the Trustee shall execute and deliver such instruments as may be necessary to discharge the lien and security interests created hereunder; provided, however, that if any Bonds are to be redeemed prior to the maturity thereof, such Bonds shall have been duly called for redemption or irrevocable instructions for such a call shall have been given to the Trustee. Upon such defeasance, the funds and investments required to pay or redeem the Bonds in full shall be irrevocably set aside for such purpose. The Trustee shall cause to be mailed to all Bondowners within fifteen (15) days of the conditions of this section being met in the manner herein specified for redemption of Bonds a notice stating that such conditions have been met and that the lien of this Agreement has been discharged, and, if the Bonds are to be redeemed prior to maturity, specifying the date of redemption and the redemption price. Any funds or property held by the Trustee for payment of the Bonds under this section and not required for such payment shall (unless there is an Event of Default hereunder, in which case they shall be applied as provided in Section 604), after satisfaction of all the rights of the Agency and the Trustee, and payment of the rebate, if any, due to the United States under IRC §148(f), and upon such indemnification, if any, as the Agency or the Trustee may reasonably require, be distributed to the Company. If Bonds are not presented for final payment when due and moneys are available in the hands of the Trustee therefor, the Trustee shall, without liability for interest thereon, continue to hold the moneys held for that purpose subject to Subsection 305(c), and interest shall cease to accrue on the principal amount represented thereby.

When there are in the Bond Fund funds or Government Obligations as described in the preceding paragraph as are sufficient to pay Debt Service on some but not all of the Bonds in full as and when such amounts become due and all of the other conditions in the preceding paragraph have been met with respect to such Bonds, the Trustee and the Agency shall take similar action to release the security interests created by this Agreement in respect of such Bonds (except in such funds or securities and investments thereon), subject however to compliance with the applicable conditions set forth in the proviso in the paragraph above. If payment for some, but not all, of the Bonds of a maturity have been provided for under this paragraph, the particular Bonds (or portions thereof) for which such provision for payment shall have been considered made shall be selected by lot by the Trustee (or, if the

Bonds are then registered to CEDE & CO. and the Book-Entry Only System is then in effect, by The Depository Trust Company).

Notwithstanding anything herein to the contrary, in the event that the principal or interest due on the Bonds shall be paid by AMBAC Indemnity pursuant to the Municipal Bond Insurance Policy, the Bonds shall remain Outstanding for all purposes, not be defeased or otherwise satisfied and not be considered paid, and the assignment and pledge pursuant to Section 202 and all covenants, agreements and other obligations of the Agency and the Company to the Bondowners shall continue to exist and shall run to the benefit of AMBAC Indemnity, and AMBAC Indemnity shall be subrogated to the rights of such Bondowners.

ARTICLE III: THE BORROWING

Section 301. The Bonds.

(a) Issue, Authentication and Form of Bonds. Upon written direction of the Agency, the Trustee will authenticate and deliver the Bonds in substantially the following form:

$ No. R-

United States of America
The Commonwealth of Massachusetts

MASSACHUSETTS INDUSTRIAL FINANCE AGENCY
Electric Utility Revenue Bond
(Nantucket Electric Company
Project - 1996 Series A)

DATE OF THIS BOND: July 1, 1996
(date as of which bonds of this series were initially issued)

REGISTERED OWNER: CEDE & CO.

INTEREST RATE: __% per annum

MATURITY DATE:

PRINCIPAL AMOUNT: DOLLARS

INTEREST PAYMENT DATES: (January 1 and July 1 commencing January 1, 1997)

CUSIP:

THIS BOND IS NOT A GENERAL OBLIGATION OF THE MASSACHUSETTS INDUSTRIAL FINANCE AGENCY NOR A DEBT OR A PLEDGE OF THE FAITH AND CREDIT OF THE COMMONWEALTH OF MASSACHUSETTS; THE PRINCIPAL OF, PREMIUM, IF ANY, AND INTEREST ON THIS BOND IS PAYABLE SOLELY FROM THE REVENUES AND FUNDS PLEDGED UNDER THE LOAN AND TRUST AGREEMENT REFERRED TO BELOW.

The Massachusetts Industrial Finance Agency (the "Agency"), for value received, promises to pay to the REGISTERED OWNER, or registered assigns, but solely from the moneys to be provided under the Agreement mentioned below, upon presentation and surrender hereof, in lawful money of the United States of America, the PRINCIPAL AMOUNT on the MATURITY DATE, unless paid earlier as provided below, with interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the most recent INTEREST PAYMENT DATE to which interest has been paid or duly provided for or, if no interest has been paid, from the DATE OF THIS BOND, at the INTEREST RATE per annum, payable semiannually on the INTEREST PAYMENT DATES, until the date on which this bond becomes due, whether at maturity, upon redemption, by acceleration or otherwise. From and after that date, any unpaid principal will bear interest at the same rate until paid or duly provided for. The principal of and premium, if any, on this bond are payable upon presentation of this bond at the corporate trust office of the Trustee (which shall mean Fleet National Bank, or its successors as Trustee under the Agreement referred to below). Interest is payable by check or draft mailed by the Trustee to the REGISTERED OWNER, determined as of the close of business on the applicable record date, at its address as shown on the registration books kept by the Trustee or in such other manner as is permitted or required by the rules of any national securities depository in which this bond is on deposit.

The record date for payment of interest is the fifteenth day of the month preceding the date on which the interest is to be paid, provided that, with respect to payment of overdue interest or interest payable on redemption of this bond other than on an INTEREST PAYMENT DATE or interest on any overdue principal, the Trustee may establish a special record date. The special record date may be not more than thirty (30) days before the date set for payment. The Trustee will mail notice of a special record date to the registered owners of the Bonds at least ten (10) days before the special record date. A certificate of the Trustee shall conclusively establish the mailing of such notice for all purposes.

This bond is one of a series of Electric Utility Revenue Bonds (Nantucket Electric Company Project - 1996 Series A) (the "Bonds") in the aggregate principal amount of $28,000,000 issued under Massachusetts General Laws, Chapter 23A, Sections 29 through 38C and Chapter 40D, as supplemented by Chapter 585, Section 2 of the Massachusetts Acts and Resolves of 1987 and Chapter 50, Sections 26 and 27 of the Massachusetts Acts and Resolves of 1993 (the "Act"). The proceeds of the Bonds are being loaned to Nantucket Electric Company (the "Company"), a Massachusetts public utility corporation, pursuant to a Loan and Trust Agreement (the "Agreement") dated as of July 1, 1996 among the Company, the Agency and the Trustee to finance certain costs associated with the acquisition, construction and installation of an underground and submarine electric cable from Harwich, Massachusetts to the Island of Nantucket and related substations and ancillary equipment (the

"Project Facilities"). Pursuant to the Agreement, the Company has unconditionally agreed to repay such loan in the amounts and at the times necessary to pay the principal of, premium, if any, and interest on the Bonds when due. In addition, pursuant to a Guaranty dated as of July 1, 1996 (the "Guaranty"), Massachusetts Electric Company has guaranteed the punctual payment of the principal of, premium, if any, and interest on the Bonds. Reference is hereby made to the Agreement for the provisions thereof with respect to the rights, limitations of rights, duties, obligations and immunities of the Company, the Agency, the Trustee and the Bondowners, including the order of payments in the event of insufficient funds, the disposition of unclaimed moneys held by the Trustee and restrictions on the rights of owners of the Bonds to bring suit. Reference is hereby made to the Guaranty for the provisions thereof. The Agreement may be amended to the extent and in the manner provided therein. Copies of the Agreement and the Guaranty are available for inspection at the corporate trust office of the Trustee.

If an Event of Default (as defined in the Agreement) occurs and is continuing, the Trustee may, and upon the written request of Bondowners of at least 25% in principal amount of the Bonds outstanding shall, declare the principal of all Bonds then outstanding and the interest accrued thereon immediately due and payable in accordance with the Agreement. The Bondowners shall have no right to institute any proceeding or pursue any other remedy to enforce the Bonds or the covenants of the Company under the Agreement except as provided therein.

The outstanding Bonds maturing on or after July 1, 2007 are subject to redemption prior to maturity on or after July 1, 2006, at the option of the Company, as a whole or in part at any time, at the following prices expressed as percentages of their principal amounts, plus accrued interest to the redemption date:

Period During Which Redeemed	Redemption Price
July 1, 2006 through June 30, 2007	102%
July 1, 2007 through June 30, 2008	101
July 1, 2008 and thereafter	100

The Bonds maturing on July 1, 2017 are also subject to redemption from sinking fund installments on July 1, 2010 and each July 1 thereafter at their principal amounts, without premium, plus accrued interest to the redemption date as follows:

Year	Principal Amount	Year	Principal Amount
2010	$1,400,000	2014	$1,400,000
2011	1,400,000	2015	1,400,000
2012	1,400,000	2016	1,400,000
2013	1,400,000	2017	700,000*

*Final Maturity

The Bonds are also subject to mandatory redemption as provided in the Agreement upon completion or abandonment of construction of the Project Facilities at a redemption price of 100% of the principal amount of the Bonds so redeemed plus accrued interest from amounts remaining in the Construction Fund.

The Bonds are also subject to mandatory redemption at any time at a redemption price of 100% of the principal amount of the Bonds so redeemed plus accrued interest to the redemption date in the event it is finally determined by the Internal Revenue Service or a court of competent jurisdiction, as a result of (A) a proceeding in which the Company has participated or has been given notice and an opportunity to participate, and (B) a failure by the Company to observe any covenant or agreement undertaken in or pursuant to the Agreement, or the inaccuracy of any representation made by the Company in or pursuant to the Agreement, that interest payable on the Bonds is includable for federal income tax purposes in the gross income of any owner thereof (other than an owner which is a "substantial user" or a "related person" within the meaning of Section 147(a) of the Internal Revenue Code of 1986). Any such determination will not be considered final for this purpose until the earliest of the conclusion of any appellate review, the denial of appellate review or the expiration of the period for seeking appellate review. Redemption under this paragraph shall be in whole unless not later than forty-five (45) days prior to the redemption date the Company delivers to the Trustee an opinion of nationally recognized bond counsel reasonably satisfactory to the Trustee to the effect that a redemption of less than all of the Bonds will preserve the tax-exempt status of interest on the remaining Bonds outstanding subsequent to such redemption. Any such redemption shall be made on the 120th day after the date on which the determination described above becomes final or on such earlier date as the Company may designate by notice given to the Trustee at least forty-five (45) days prior to such designated date. If such redemption shall occur in accordance with the terms of the Agreement, then such failure by the Company to observe such covenant or agreement, or the inaccuracy of any such representation will not, in and of itself, constitute a default thereunder.

If the Trustee receives written notice from any Bondowner stating that (i) such Bondowner has been notified in writing by the Internal Revenue Service that it proposes to include the interest on the Bonds in the gross income of such owner for federal income tax purposes, or any other proceeding has been instituted against such owner which may lead to a like determination, and (ii) such owner will afford the Company the opportunity to participate at its own expense in the proceeding, either directly or in the name of such owner, until the conclusion of any appellate review, and the Trustee has examined such written notice and it appears to be accurate on its face, then the Trustee shall promptly give notice thereof to the Company, the Agency, and each Bondowner whose Bonds may be affected. Under the Agreement the Company is required to give the Trustee written notice of such a final determination within forty-five (45) days of such final determination.

The Bonds are also subject to redemption at the option of the Company as a whole at any time at 100% of the principal amount thereof, plus accrued interest to the redemption date, within one year of the occurrence of certain extraordinary events consisting of (a) damage or destruction, or loss of title by eminent domain, of the Project Facilities, (b) changes in law affecting the enforceability of the Agreement or imposing unreasonable burdens or excessive liabilities on the Company relating to the Project Facilities or their operation, (c) the enjoining or prohibiting of the operation of the Project Facilities, or (d) other changes rendering the continued operation of the Project Facilities uneconomical, all as more fully described in the Agreement.

If less than all of the outstanding Bonds are to be called for redemption, the Bonds or portions thereof to be redeemed will be selected by the Trustee by lot or in any customary manner as determined by the Trustee in units of $5,000, provided that for so long as CEDE & CO., as nominee of the Depository Trust Company ("DTC"), is the REGISTERED OWNER and the Book-Entry Only System (as defined in the Agreement) is in effect, the particular Bonds or portions thereof to be redeemed shall be selected by DTC, in such manner as DTC may determine.

Notice of redemption of this bond will be given by first class mail, postage prepaid, not more than forty-five (45) nor less than thirty (30) days prior to the redemption date to the REGISTERED OWNER at its registered address. Failure to mail notice to the owner of any other Bond or any defect in the notice to such other owner shall not affect the redemption of this bond.

If the denomination of this bond exceeds five thousand dollars ($5,000), portions of the principal sum in the amount of five thousand dollars ($5,000) or any multiple thereof may be redeemed. If less than all of the principal amount is to be redeemed, upon surrender of this bond to the Trustee, there will be issued to the REGISTERED OWNER, without charge, a new bond or bonds, at the option of the owner, for the unredeemed principal amount.

Notice of redemption having been duly mailed, this bond, or the portion called for redemption, will become due and payable on the redemption date at the applicable redemption price and, moneys for the redemption having been deposited with the Trustee, from and after the date fixed for redemption interest on this bond (or such portion) will no longer accrue.

This bond is transferable by the REGISTERED OWNER, in person or by its attorney duly authorized in writing, at the corporate trust office of the Trustee upon surrender of this bond to the Trustee for cancellation. Upon transfer, a new bond or bonds of the same aggregate principal amount will be issued to the transferee at the same office. This bond may also be exchanged at the corporate trust office of the Trustee for a new bond or bonds in authorized denominations of the same aggregate principal amount. Exchanges and transfers will be without expense to the owner except for applicable taxes or other governmental charges, if any. The Trustee will not be required to make an exchange or transfer of this bond during the fifteen (15) days preceding any date fixed for selection for redemption if this bond (or any part thereof) is eligible to be selected or has been selected for such redemption.

The Bonds are issuable only in fully registered form in the denomination of five thousand dollars ($5,000) or any multiple thereof.

The Agency, the Trustee and the Company may treat the REGISTERED OWNER as the absolute owner of this bond for all purposes, notwithstanding any notice to the contrary.

No director, officer, employee or agent of the Agency nor any person executing this bond (by facsimile signature or otherwise) shall be personally liable, either jointly or severally, hereon or be subject to any personal liability or accountability by reason of the issuance hereof.

This bond shall not be valid until the Certificate of Authentication has been signed by the Trustee.

MASSACHUSETTS INDUSTRIAL FINANCE AGENCY

(Seal)

By:______________________________
Executive Director/General Counsel/
Director of Finance

Certificate of Authentication

This bond is one of the Bonds described in the Agreement.

FLEET NATIONAL BANK, as Trustee

Registration Date:

By:______________________________
Authorized Signer

Statement of Insurance

Municipal Bond Insurance Policy No. __________ (the "Policy") with respect to payments due for principal of and interest on this bond has been issued by AMBAC Indemnity Corporation ("AMBAC Indemnity"). The Policy has been delivered to the United States Trust Company of New York, New York, New York, as the Insurance Trustee under said Policy and will be held by such Insurance Trustee or any successor insurance trustee. The Policy is on file and available for inspection at the principal office of the Insurance Trustee and a copy thereof may be secured from AMBAC Indemnity or the Insurance Trustee. All payments required to be made under the Policy shall be made in accordance with the provisions thereof. The owner of this bond acknowledges and consents to the subrogation rights of AMBAC Indemnity as more fully set forth in the Policy.

Assignment

For value received the undersigned sells, assigns and transfers this bond to

____
(Name and Address of Assignee)
____

____
Social Security or Other Identifying Number of Assignee

and irrevocably appoints ______________________ attorney-in-fact to transfer it on the books kept for registration of the bond, with full power of substitution.

____
NOTE: The signature to this assignment must correspond with the name as written on the face of the bond without alteration or enlargement or other change and must be guaranteed by a Participant in a Recognized Signature Guaranty Medallion Program.

Dated:

Signature Guaranteed:

____
Participant in a Recognized
Signature Guaranty Medallion Program

By:______________________________
Authorized Signature

The following abbreviations, when used in the inscription on the face of this bond, shall be construed as though they were written out in full according to applicable laws.

TEN COM - as tenants in common
TEN ENT - as tenants by the entirety
JT TEN - as joint tenants with rights of survivorship and not as tenants in common

UNIF GIFT MIN ACT -
______ Custodian ______
(Cust) (Minor)
under Uniform Gifts to Minors
Act ______________
(State)

Additional abbreviations may also be used though not set forth in the list above.

(b) Details of the Bonds. The Bonds shall be issued in fully registered form and shall be numbered from R-1 upwards in the order of their issuance, or in any other manner deemed appropriate by the Trustee. The Bonds shall be in the denomination of $5,000 each, or any multiple of $5,000 in excess thereof. The Bonds shall be dated July 1, 1996. The interest on the bonds until they come due shall be payable on January 1 and July 1 each year, beginning on January 1, 1997.

The Bonds shall be signed on behalf of the Issuer by the manual or facsimile signature of the Executive Director, General Counsel, or Director of Finance and the corporate seal of the Issuer or a facsimile thereof shall be engraved or otherwise reproduced thereon. The authenticating certificate of the Trustee shall be manually signed on behalf of the Trustee.

In case any officer whose manual or facsimile signature shall appear on any Bond shall cease to be such officer before the delivery thereof, such manual or facsimile signature shall nevertheless be valid and sufficient for all purposes as if he or she had remained in office until after such delivery.

The Bonds shall mature on July 1 of the years, bear interest at the rates, and be in the principal amount of each maturity as follows:

Year	Interest Rate	Principal Amount	Year	Interest Rate	Principal Amount
1997	4.10%	$ 700,000	2004	5.30%	$ 1,400,000
1998	4.60	1,400,000	2005	6 3/4	1,400,000
1999	4 3/4	1,400,000	2006	6 3/4	1,400,000
2000	5	1,400,000	2007	5.60	1,400,000
2001	5	1,400,000	2008	5 3/4	1,400,000
2002	5.10	1,400,000	2009	5 3/4	1,400,000
2003	5.20	1,400,000	2017	5 7/8	10,500,000

The Bonds are subject to redemption as described in Section 307 and in the form of Bonds.

(c) Cancellation and Destruction of Bonds. All Bonds paid or redeemed in full, either at or before maturity, shall be delivered to the Trustee when such payment or redemption is made, and such Bonds, and all Bonds surrendered in any exchanges or transfers, shall thereupon be promptly canceled. All Bonds acquired and owned by the Company and delivered to the Trustee for cancellation shall be deemed paid and shall be promptly canceled. Bonds so canceled may at any time be cremated or otherwise destroyed by the Trustee, which shall execute a certificate of cremation or destruction in duplicate by the signature of one of its authorized officers describing the Bonds so cremated or otherwise destroyed, and one executed certificate shall be filed with the Agency and the other executed certificate shall be retained by the Trustee.

(d) Replacement Bonds. Replacement Bonds shall be issued pursuant to applicable law as a result of the destruction, loss, wrongful taking or mutilation of the Bonds. The costs of a replacement shall be paid or reimbursed by the applicant, who shall indemnify the Agency, the Trustee and the Company in such manner as they may require against all liability and expense in connection therewith.

(e) Registration of Bonds in the Book-Entry Only System. (i) The provisions of this Subsection 301(e) shall apply with respect to any Bond registered to CEDE & CO. or any other nominee of The Depository Trust Company ("DTC") while the Book-Entry Only System (meaning the system of registration described in paragraph (ii) of this Subsection 301(e)) is in effect.

(ii) The Bonds shall be issued in the form of a separate single authenticated fully registered Bond in substantially the form set forth in Subsection 301(a). On the date of original delivery thereof, the Bonds shall be registered in the registration books of the Trustee in the name of CEDE & CO., as nominee of The Depository Trust Company as agent for the Agency in maintaining the Book-Entry Only System. With respect to Bonds registered in the registration books kept by the Trustee in the name of CEDE & CO., as nominee of DTC, the Agency, the Company and the Trustee shall have no responsibility or obligation to any Participant (which means securities brokers and dealers, banks, trust companies, clearing corporations and various other entities, some of whom or their representatives own DTC) or to any Beneficial Owner (which means, when used with reference to the Book-Entry Only System, the person who is considered the beneficial owner of the Bonds pursuant to the arrangements for book entry determination of ownership applicable to DTC) with respect to the following: (A) the accuracy of the records of DTC, CEDE & CO. or any Participant with respect to any ownership interest in the Bonds, (B) the delivery to any Participant, any Beneficial Owner or any other person, other than DTC, of any notice with respect to the Bonds, including any notice of redemption, or (C) the payment to any Participant, any Beneficial Owner or any other person, other than DTC, of any amount with respect to the principal of or premium, if any, or interest on the Bonds. The Trustee shall pay all principal of and premium, if any, and interest on the Bonds only to or upon the order of DTC, and all such payments shall be valid and effective fully to satisfy and discharge the Agency's obligations with respect to the principal of and premium, if any, and interest on such Bonds to the extent of the sum or sums so paid. No person other than DTC shall receive an authenticated Bond evidencing the obligation of the Agency to make payments of principal of and premium, if any, and interest pursuant to this Agreement. Upon delivery by DTC to the Trustee of written notice to the effect that DTC has determined to substitute a new nominee in place of CEDE & CO., the words "CEDE & CO." in this Agreement shall refer to such new nominee of DTC.

(iii) Upon receipt by the Agency, the Company and the Trustee of written notice from DTC to the effect that DTC is unable or unwilling to discharge its responsibilities, the Trustee shall issue, transfer and exchange Bond certificates as requested by DTC in appropriate amounts, and following such notice, the Trustee, the Company and the Agency will cooperate with DTC in taking appropriate action after reasonable notice (A) to arrange for a substitute bond depository willing and able upon reasonable and customary terms to maintain custody of the Bonds or, if no such substitute bond depository is available, (B) to make available Bond certificates registered in whatever name or names DTC shall designate.

(iv) In the event the Company desires to permit Beneficial Owners to be able to obtain Bond certificates, the Company may so notify DTC, the Agency and the Trustee, whereupon the Trustee shall issue, transfer and exchange Bond certificates as requested by DTC in appropriate amounts and in authorized denominations and DTC will notify the Participants of the availability through DTC of Bond certificates. Following such notice, the Company, the Trustee and the Agency will cooperate with DTC in taking appropriate action after reasonable notice to make available Bonds registered in whatever name or names DTC shall designate.

(v) Notwithstanding any other provision of this Agreement to the contrary, so long as any Bond is registered in the name of CEDE & CO., as nominee of DTC, all payments with respect to the principal of and premium, if any, and interest on such Bond and all notices with respect to such Bond shall be made and given, respectively, to DTC as provided in the DTC Operational Arrangement memorandum dated December 12, 1994, as the same may be amended from time to time.

(vi) Notwithstanding any provision in Section 307 to the contrary, so long as all of the Bonds Outstanding are held in the Book-Entry Only System, if less than all of such Bonds are to be redeemed upon any redemption of Bonds hereunder, the particular Bonds or portions of Bonds to be redeemed shall be selected by DTC in such manner as DTC may determine.

(f) Paying Agent. At the direction of the Company, the Agency may appoint one or more paying agents, each of which will execute and deliver to the Trustee an instrument in which such paying agent shall agree with the Trustee that such paying agent shall hold in trust, for the benefit of the Bondowners, all sums held by such paying agent for the payment of the principal of, premium, if any, and interest on the Bonds.

(g) Interest on Overdue Principal. Any overdue principal of any Bond shall bear interest after its maturity or acceleration at the interest rate of the Bonds.

Section 302. Application of Bond Proceeds. The Agency shall loan the proceeds of the Bonds, including accrued interest, to the Company by promptly causing $136,145.91 of such proceeds to be paid to AMBAC Indemnity as payment of the premium for the Municipal Bond Insurance Policy and by causing the remainder of such proceeds to be deposited in the following funds created hereby: (i) a sum equal to the accrued interest, if any, on the Bonds shall be deposited in the Bond Fund, (ii) a sum equal to $176,811.58 shall be deposited in the Expense Fund, and (iii) the balance of the proceeds shall be deposited in the Construction Fund.

Section 303. Bond Fund. A Bond Fund is hereby established with the Trustee for the account of the Company, and moneys shall be deposited therein as provided in this Agreement. The Company hereby grants to the Trustee for the benefit of the Bondowners a security interest in all deposits in the Bond Fund. The moneys in the Bond Fund and any investments held as part of such Fund shall be held in trust and, except as otherwise provided in Sections 304, 604 and 703, shall be applied by the Trustee solely to the payment of Debt Service. If at any time the amount in the Bond Fund exceeds the amount necessary to pay or redeem the Bonds in full, and all amounts owing or to be owing under this Agreement to the Agency and the Trustee have been paid or provided for to the reasonable satisfaction of the Trustee and the Agency, then upon written direction of the Company the excess shall be paid to the Company except as otherwise may be required by applicable law. When moneys in the Bond Fund are to be applied to the payment of the Bonds, such moneys shall be transferred by the Trustee to itself or to a paying agent for the account of the Agency and shall then be so applied. The Trustee shall pay out of the Bond Fund on each payment date the amount required for the payment of Debt Service payable on such date (whether at maturity, upon redemption, by acceleration or otherwise).

Section 304. Application of Moneys. If available moneys in the Bond Fund, together with amounts received by the Trustee pursuant to the Guaranty, are not sufficient on any day to pay all Debt Service on the Outstanding Bonds then due or overdue, such moneys shall, after payment of all amounts owing to the Trustee and the Agency under this Agreement, be applied first to the payment of interest, including interest on overdue principal, in the order in which the same became due (pro rata with respect to interest which became due at the same time) and second to the pro rata payment of principal and premium, if any, without regard to the order in which the same became due, in each case pro rata among Bondowners. For this purpose, interest on overdue principal shall be treated as coming due on the first day of each month. Whenever moneys are applied pursuant to this section, such moneys shall be applied by the Trustee at such times, and from time to time, as the Trustee in its discretion shall determine, having due regard to the amount of such moneys available and the likelihood of additional moneys becoming available for such application in the future. Whenever the Trustee shall exercise such discretion it shall fix the date (which shall be the first day of a month unless the Trustee shall deem another date more suitable) upon which such application is to be made, and upon such date interest on the amounts of principal paid on such date shall cease to accrue. The Trustee shall give such notice as it may deem appropriate of the fixing of any such date. When interest or a portion of the principal is to be paid on an overdue Bond, the Trustee may require presentation of the Bond for endorsement of the payment.

Section 305. Payments by the Company.

(a) Debt Service. The Company shall pay to the Trustee for deposit in the Bond Fund not later than 12:00 noon, New York City time, on each date on which payment of Debt Service shall become due on any interest payment date, at maturity, upon redemption, by acceleration or otherwise, an amount in immediately available funds on such date equal to the payment then coming due less the amount, if any, then in the Bond Fund and available to pay Debt Service. At any time when any principal of the Bonds is overdue, the Company shall also have a continuing obligation to pay to the Trustee for deposit in the Bond Fund an amount equal to interest on the overdue principal, but the payments required under this section shall not otherwise bear interest. The Company may make payments to the Bond Fund earlier than required by this section, but such payments shall not affect the accrual of interest. If any moneys are invested in accordance with this Agreement and a loss results therefrom so that there are insufficient funds to pay Debt Service when due, the Company shall supply the deficiency.

(b) Additional Payments.

(i) The Company shall pay when due the Agency's expenses as provided in Section 803.

(ii) Within thirty (30) days after notice from the Trustee, the Company shall pay to the Trustee the reasonable fees and expenses of the Trustee as set forth in Section 703.

(c) Unclaimed Moneys. Except as may otherwise be required by applicable law, in case any moneys deposited with the Trustee for the payment of Debt Service remain unclaimed for three years after such principal, premium, if any, or interest has become due and payable, the Trustee may, and upon receipt of a written request of the Company Representative shall, pay over to the Company the amount so deposited and thereupon the Trustee and the Agency shall be released from any further liability with respect to the payment of such principal, premium or interest, and the owner of such Bond shall be entitled (subject to any applicable statute of limitations) to look only to the Company as an unsecured creditor for the payment thereof.

(d) Demand on Guaranty. If the Company shall fail to make any payment required by Subsection 305(a), or if for any reason the Trustee does not have sufficient funds to pay Debt Service, the Trustee shall make immediate demand upon the Guarantor pursuant to the Guaranty for the payment of any amount necessary to pay Debt Service.

Section 306. Unconditional Obligation. The obligation of the Company to make payments under this Agreement shall be absolute and unconditional, shall be binding and enforceable in all circumstances whatsoever as provided in the Act and shall not be subject to set-off, recoupment or counterclaim, and shall be a general obligation of the Company to which the full faith and credit of the Company are pledged. The Company shall be obligated to make such payments whether or not the Project Facilities become functional and whether or not the Project Facilities have ceased to exist or be functional to any extent from any cause whatsoever. The Company shall be obligated to make such payments regardless of whether it is in possession or entitled to be in possession of the Project Facilities.

Section 307. Redemption of the Bonds. The Bonds shall be subject to redemption prior to maturity under the circumstances, in the manner and subject to the conditions provided in this section and in the form of Bonds. Whenever Bonds are called for redemption, the accrued interest thereon shall become due on the redemption date. Transfers and payments for the purpose of redeeming Bonds under this Agreement shall be made on behalf of the Agency, and the Agency hereby consents to any redemption of Bonds in accordance herewith. Except as otherwise provided in Subsection 301(e), if less than all of the Bonds of a maturity are to be redeemed, the Bonds to be redeemed shall be selected by the Trustee by lot or in any customary manner as determined by the Trustee. For this purpose each $5,000 portion of a Bond shall be treated as a separate Bond.

(a) Optional Redemption. The Outstanding Bonds maturing on or after July 1, 2007 are subject to redemption prior to maturity on or after July 1, 2006, at the option of the Company, as a whole or in part at any time, at the following prices expressed as percentages of their principal amount, plus accrued interest to the redemption date:

Period During Which Redeemed	Redemption Price
July 1, 2006 through June 30, 2007	102%
July 1, 2007 through June 30, 2008	101
July 1, 2008 and thereafter	100

(b) Redemption from Excess Moneys in Construction Fund. If moneys are transferred to the Bond Fund pursuant to Subsection 401(c), such moneys (and earnings thereon) shall be used to redeem Outstanding Bonds in inverse order of maturity on a business day within ninety (90) days of such transfer as designated in writing by the Company to the Trustee at least 45 days before the redemption date. The Bonds are subject to redemption pursuant to this Subsection 307(b) at 100% of their principal amounts plus accrued interest to the redemption date. If the amount transferred to the Bond Fund pursuant to Subsection 401(c) is less than $50,000, the Trustee, upon written direction of the Company, shall use such amount as a credit against deposits otherwise required to be made therein with respect to principal instead of calling Bonds for redemption.

(c) Sinking Fund Installments. The Bonds maturing July 1, 2017 shall be redeemed in direct order of maturity at 100% of their principal amounts plus accrued interest on July 1 of each of the years and in the amounts as follows:

Year	Principal Amount	Year	Principal Amount
2010	$1,400,000	2014	$1,400,000
2011	1,400,000	2015	1,400,000
2012	1,400,000	2016	1,400,000
2013	1,400,000		

The Company may purchase Bonds of any maturity and credit them against the principal payment for such maturity or, as the case may be, any sinking fund installment for such maturity at the principal amount of applicable redemption price, as the case may be, by delivering them to the Trustee for cancellation at least sixty (60) days before the principal payment date or sinking fund installment date.

(d) Extraordinary Optional Redemption. The Outstanding Bonds are subject to redemption at the option of the Company as a whole at any time at 100% of the principal amount thereof plus accrued interest to the redemption date within one year following the occurrence of any of the following events, as evidenced in each case by the filing with the Trustee of a certificate of a Company Representative that such event has occurred, the date of the event, and describing the same:

(i) Damage or destruction to the Project Facilities to such extent that in the opinion of the Company (expressed in a resolution adopted by the Board of Directors of the Company (a "Board Resolution")) and of an engineer acceptable to the Company (who may be an employee of the Company), both filed with the Agency and the Trustee, (1) the Project Facilities cannot be reasonably repaired, rebuilt, or restored within a period of six (6) months to their condition immediately preceding such damage or destruction, or (2) normal operations are thereby prevented for a period of not less than six (6) months.

(ii) Loss of title to or use of a substantial part of the Project Facilities as a result of the exercise of the power of eminent domain which, in the opinion of the Company (expressed in a Board Resolution) and of an engineer acceptable to the Company (who may be an employee of the Company), both filed with the Agency and the Trustee, prevents or is likely to prevent normal operations for a period of not less than six (6) months.

(iii) A change in the Constitution of The Commonwealth of Massachusetts or of the United States of America or legislative or executive action (whether local, state, or federal) final decree, judgment or order of any court or administrative body (whether local, state, or federal) that (1) causes this Agreement to become void or unenforceable or impossible of performance in accordance with the intent and purpose of the parties as expressed herein or, (2) in the opinion of the Company (expressed in a Board Resolution), imposes unreasonable burdens or excessive liabilities upon the Company with respect to the Project Facilities or the operation thereof.

(iv) The operation of the Project Facilities shall have been enjoined or shall otherwise have been prohibited by any order, decree, rule or regulation of any court or of any local, state, or federal regulatory body, administrative agency or other governmental body for a period of not less than six (6) months.

(v) Changes that the Company cannot reasonably control shall have occurred which, in the judgment of the Company (expressed in a Board Resolution), render the continued operation of the Project Facilities uneconomical.

(e) Mandatory Taxability Redemption. The Outstanding Bonds are subject to mandatory redemption at any time at a redemption price of 100% of the principal amount of the Bonds so redeemed plus accrued interest to the redemption date in the event it is finally determined by the Internal Revenue Service or a court of competent jurisdiction, as a result of (A) a proceeding in which the Company has participated or has been given notice and an opportunity to participate, and (B) a failure by the Company to observe any covenant or agreement undertaken in or pursuant to this Agreement, or the inaccuracy of any representation made by the Company in or pursuant to this Agreement, that interest payable on the Bonds is includable for federal income tax purposes in the gross income of any owner thereof (other than an owner which is a "substantial user" or a "related person" within the meaning of IRC Section 147(a)). Any such determination will not be considered final for this purpose until the earliest of the conclusion of any appellate review, the denial of appellate review or the expiration of the period for seeking appellate review. Redemption under this Subsection 307(e) shall be in whole unless not later than forty-five (45) days prior to the redemption date the Company delivers to the Trustee an opinion of Bond Counsel to the effect that a redemption of less than all of the Bonds will preserve the tax-exempt status of interest on the remaining Bonds outstanding subsequent to such redemption. Any redemption under this Subsection 307(e) shall be made on the 120th day after the date on which the determination described above becomes final or on such earlier date as the Company may designate by written notice given to the Trustee at least forty-five (45) days prior to such designated date. If such redemption shall occur in accordance with the terms of this Agreement, then such failure by the Company to observe such covenant or agreement, or the inaccuracy of any such representations will not, in and of itself, constitute a Default hereunder.

If the Trustee receives written notice from any Bondowner stating that (I) such Bondowner has been notified in writing by the Internal Revenue Service that it proposes to include the interest on the Bonds in the gross income of such owner for federal income tax purposes, or any other proceeding has been instituted against such owner which may lead to a like determination, and (II) such owner will afford the Company the opportunity to participate at its own expense in the proceeding, either directly or in the name of such owner, until the conclusion of any appellate review, and the Trustee has examined such written notice and it appears to be accurate on its face, then the Trustee shall promptly give notice thereof to the Company, the Agency, and each Bondowner whose Bonds may be affected. The Company shall thereafter keep the Trustee reasonably informed of the progress of any administrative proceedings or litigation relating to such notice.

(f) Notice to the Trustee. The Company shall exercise its option to have Bonds redeemed under Subsection 307(a) or (d) by giving written notice to the Trustee at least forty-five (45) days before the redemption date. The Company shall keep the Trustee informed of the progress of any proceeding referred to in Subclause 307(e)(ii)(A) and shall give written notice to the Trustee within forty-five (45) days after it has actual knowledge of a final determination as described in Clause 307(e)(ii).

(g) Payment of Redemption Price and Accrued Interest. Whenever Bonds are called for redemption, the accrued interest thereon shall become due on the redemption date and shall be paid from the Bond Fund to the extent available therein. To the extent not otherwise provided, the Company shall deposit with the Trustee prior to the redemption date a sufficient sum to pay the redemption price and accrued interest.

(h) Notice of Redemption. When Bonds are to be redeemed, the Trustee shall give notice to Bondowners in the name of the Agency as provided in the form of Bond and this Subsection 307(h), which notice shall identify the Bonds or portions thereof to be redeemed and state the date fixed for redemption and the place or places of payment of the redemption price. The notice shall further state that on such date there shall become due and payable upon each Bond or portion thereof to be redeemed the redemption price thereof, together with interest accrued to the redemption date, that money available therefor having been deposited with the Trustee, from and after such date, interest thereon shall cease to accrue and that the Bonds or portions thereof called for redemption shall cease to be entitled to any benefit under this Agreement except the right to receive payment of the redemption price. Failure to mail notice to a particular Bondowner, or any defect in the notice to such Bondowner, shall not affect the redemption of any other Bond.

Section 308. Investments.

(a) Pending their use under this Agreement, moneys in the Bond Fund, Construction Fund and Expense Fund may be invested or reinvested by the Trustee at the written direction of the Company Representative (upon which the Trustee may conclusively rely) in Permitted Investments with maturities at or before the time when such moneys are required to be available and shall be so invested upon written direction of the Company if no Default known to the Trustee then exists under this Agreement; provided that the Company shall not request, authorize or permit any investment which would cause any of the Bonds to be classified as "arbitrage bonds" as defined in IRC §148(a). Any investments and proceeds thereof shall be held by the Trustee as part of the applicable Fund and shall be sold or redeemed at the direction of the Company to the extent necessary to make payments or transfers or anticipated payments or transfers from such Fund.

(b) Except at provided in Section 311 with respect to earnings in the Expense Fund, any interest or dividends realized from an investment and any profit realized upon the sale or disposition thereof shall be credited to the Fund with respect to which they were earned and any loss shall be charged thereto.

Section 309. Tax Status of Bonds. The Company will perform its obligations and agreements contained in the Federal Tax Statement as if they were set forth herein. All representations of the Company in the Federal Tax Statement shall be treated as if they were set forth herein. The Agency will cooperate with the Bondowners and the Company to the extent deemed necessary or permitted by law in the opinion of Bond Counsel in order to preserve the exclusion of interest on the Bonds from the gross income of the owners thereof for federal income tax purposes.

Section 310. Rebate.

(a) Payment of Rebate to the United States. (i) No later than sixty (60) days after the close of the fifth Rebate Year following the date of issue of the Bonds (or any earlier date that may be required) and the close of each fifth Rebate Year thereafter, the Company shall pay to the United States on behalf of the Agency the full amount of rebate then required to be paid under IRC §148(f) and the regulations thereunder (the "Rebate Provision"). Within sixty (60) days after the Bonds have been paid in full, the Company shall pay to the United States on behalf of the Agency the full amount of rebate then required to be paid under the Rebate Provision. Each such payment shall be made to the Internal Revenue Service Center, Philadelphia, Pennsylvania, 19255 or any successor location specified by the Internal Revenue Service, accompanied by a Form 8038-T (or other similar information reporting form) prepared by the Company.

(ii) No later than fifteen (15) days prior to each date on which a payment could become due under Paragraph 310(a)(i) (a "Rebate Payment Date"), the Company shall deliver to the Agency and the Trustee a certificate either summarizing the determination that no amount is required to be paid or specifying the amount then required to be paid pursuant to Paragraph 310(a)(i). If the certificate specifies an amount to be paid, (A) such certificate shall be accompanied by a completed Form 8038-T, which is to be signed by an officer of the Agency, and shall include a certification stating that the Form 8038-T is accurate and complete, and (B) no later than ten (10) days after the Rebate Payment Date the Company shall furnish to the Agency and the Trustee a certificate stating that such amount has been timely paid.

(b) Records. The Company and the Trustee shall keep such records as will enable them to fulfill their responsibilities under this section and the Rebate Provision.

(c) Interpretation of this Section. The purpose of this Section 310 is to satisfy the requirements of the Rebate Provision. Accordingly, this section shall be construed so as to meet such requirements. The Company covenants that all action taken under this section shall be taken in a manner that complies with the Rebate Provision and that it shall neither take any action nor omit to take any action that would cause the Bonds to be arbitrage bonds by reason of the failure to comply with the Rebate Provision. To the extent any payment of rebatable arbitrage is not timely made to the United States, the Company shall pay to the United States on behalf of the Agency any interest, penalty, or other amount necessary to prevent any series of Bonds from becoming arbitrage bonds within the meaning of IRC Section 148. The Company covenants that to the extent necessary it shall obtain the advice and assistance of experts to aid it in complying with the Rebate Provision.

Section 311. Expense Fund. An Expense Fund is hereby established to be held by the Trustee and proceeds of the Bonds shall be deposited therein as provided in Section 302. The moneys in the Expense Fund and any investments held as part of such Fund shall be held in trust and, except as otherwise provided in this Agreement, shall be applied by the Trustee solely to the payment or reimbursement of the costs of issuing the Bonds. The Trustee shall pay from the Expense Fund the costs of issuing the Bonds, including the Agency's fee, the reasonable fees and expenses of financial consultants and Bond Counsel, the reasonable fees and expenses of the Trustee incurred in connection with the issuance of the Bonds, costs of printing the Official Statement, and costs of obtaining ratings on the Bonds. The Trustee shall pay amounts from the Expense Fund pursuant to the written requisitions signed by the Company Representative specifying the names and addresses of the payees, the amount due each payee and a description of the purpose for each payment. Each such requisition shall state that it is for costs of issuance of the Bonds incurred by the Company which have not been the basis of a prior or contemporaneous requisition or of a prior payment of an external loan or a prior reimbursement of advances made by the Company; and that it complies with the Federal Tax Statement. Earnings on the Expense Fund shall not be applied to pay costs of issuance of the Bond, but shall be transferred to the Construction Fund upon receipt by the Trustee. After all costs of issuing the Bonds have been paid any amounts remaining in the Expense Fund shall be transferred to the Construction Fund. To the extent the Expense Fund is insufficient to pay any of the above costs, the Company shall be liable for the deficiency.

Section 312. Payment of Bonds from Bond Insurance. (a) At least one (1) day prior to all Debt Service payment dates the Trustee will determine whether there will be sufficient funds in the Bond Fund to pay the principal of or interest on the Bonds on such Debt Service payment date. If the Trustee determines that there will be insufficient funds in such Bond Fund, the Trustee shall so notify AMBAC Indemnity. Such notice shall be in writing and shall specify the amount of the anticipated deficiency, the Bonds to which such deficiency is applicable and whether such Bonds will be deficient as to principal or interest, or both. If the Trustee has not so notified AMBAC Indemnity at least one (1) day prior to a Debt Service payment date, AMBAC Indemnity will make payments of principal or interest due on the Bonds on or before the first (1st) day next following the date on which AMBAC Indemnity shall have received notice of nonpayment from the Trustee.

(b) The Trustee shall, after giving notice to AMBAC Indemnity as provided in (a) above, make reasonably available to AMBAC Indemnity and, at AMBAC Indemnity's direction, to the United States Trust Company of New York, as insurance trustee for AMBAC Indemnity or any successor insurance trustee (the "Insurance Trustee"), the registration books of the Issuer maintained by the Trustee and all records relating to the Funds and Accounts maintained under this Agreement.

(c) The Trustee shall provide AMBAC Indemnity and the Insurance Trustee with a list of registered owners of the Bonds entitled to receive principal or interest payments from AMBAC Indemnity under the terms of the Municipal Bond Insurance Policy, and shall instruct the Insurance Trustee (i) to mail checks or drafts to the registered owners of the Bonds entitled to receive full or partial interest payments from AMBAC Indemnity and (ii) to pay principal upon the Bonds surrendered to the Insurance Trustee by the registered owners of the Bonds entitled to receive full or partial principal payments from AMBAC Indemnity.

(d) The Trustee shall at the time it provides notice to AMBAC Indemnity pursuant to (a) above, notify registered owners of the Bonds entitled to receive the payment of principal or interest thereon from AMBAC Indemnity (i) as to the fact of such entitlement, (ii) that AMBAC Indemnity will remit to them all or a part of the interest payments next coming due upon proof of Bondowners entitlement to interest payments and delivery to the Insurance Trustee, in form satisfactory to the Insurance Trustee, of an appropriate assignment of the Bondowner's right to payment, (iii) that should they be entitled to receive full payment of principal from AMBAC Indemnity, they must surrender their Bonds (along with an appropriate instrument of assignment in form satisfactory to the Insurance Trustee to permit ownership of such Bonds to be registered in the name of AMBAC Indemnity) for payment to the Insurance Trustee, and not the Trustee, and (iv) that should they be entitled to receive partial payment of principal from AMBAC Indemnity, they must surrender their Bonds for payment thereon first to the Trustee, who shall note on such Bonds the portion of the principal paid by the Trustee, and then, along with an appropriate instrument of assignment in form satisfactory to the Insurance Trustee, to the Insurance Trustee, which will then pay the unpaid portion of principal.

(e) In the event that the Trustee has received written notice that any payment of principal of or interest on a Bond which has become due for payment and which is made to a Bondowner by or on behalf of the Agency or the Company has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with the final, nonappealable order of a court having competent jurisdiction, the Trustee shall, at the time AMBAC Indemnity is notified pursuant to (a) above, notify all registered owners that in the event that any registered owner's payment is so recovered, such registered owner will be entitled to payment from AMBAC Indemnity to the extent of such recovery if sufficient funds are not otherwise available, and the Trustee shall furnish to AMBAC Indemnity its records evidencing the payments of principal of and interest on the Bonds which have been made by the Trustee and subsequently recovered from Bondowners and the dates on which such payments were made.

(f) In addition to those rights granted AMBAC Indemnity under this Agreement, AMBAC Indemnity shall to the extent it makes payment of principal of or interest on Bonds, become subrogated to the rights of the recipients of such payments in accordance with the terms of the Municipal Bond Insurance Policy, and to evidence such subrogation (i) in the case of subrogation as to claims for past due interest, the Trustee shall note AMBAC Indemnity's rights as subrogee on the registration books maintained by the Trustee upon receipt from AMBAC Indemnity of proof of the payment of interest thereon to the registered owners of the Bonds, and (ii) in the case of subrogation as to claims for past due principal, the Trustee shall note AMBAC Indemnity's rights as subrogee on the registration books maintained by the Trustee upon surrender of the Bonds by the registered owners thereof together with proof of the payment of principal thereof.

(g) For purposes of this Section 312 only, Debt Service shall not include principal, premium or interest on the Bonds that becomes due solely by reason of an optional redemption pursuant to Subsection 307(a) or 307(d).

ARTICLE IV: THE PROJECT

Section 401. Construction Fund.

(a) Establishment. A Construction Fund is hereby established to be held by the Trustee. Proceeds of the sale of the Bonds shall be deposited in the Construction Fund as provided in Clause 302(iii). The moneys in the Construction Fund and any investments held as part of such Fund shall be held in trust and, except as otherwise provided in this Agreement, shall be applied by the Trustee solely to the payment or reimbursement of Project Costs. The Company hereby grants to the Trustee for the benefit of the Bondowners a security interest in all deposits in the Construction Fund. If there is an Event of Default known to the Trustee with respect to payments of Debt Service, the Trustee shall use the Construction Fund without requisition to make up the deficiency, and the Company shall restore the funds so used.

(b) Requisitions. Disbursements from the Construction Fund shall be made by the Trustee to pay directly or to reimburse the Company for Project Costs as directed by requisitions signed on behalf of the Company by the Company Representative. Each requisition for Project Costs shall be numbered sequentially commencing with Number 1, shall identify the sums requisitioned for payment to others than the Company by item or invoice number (if any), amount, name and address of payee and purpose and shall identify the sums requisitioned for reimbursement to the Company by purpose. Each requisition for Project Costs shall state:

(i) that it is for Project Costs which have not been the basis of a prior or contemporaneous requisition or of a prior payment of an external loan or of a prior reimbursement of advances made by the Company; that it is for work actually performed or material, equipment or other property actually supplied for the Project Facilities in accordance with the applicable plans and specifications; that it contains no amount entitled to be retained;

(ii) that the work and material, equipment or other property covered by the requisition have been performed or delivered to the Company and are in accordance with all applicable building, zoning, land use, environmental protection, sanitary, and safety rules and regulations, all applicable insurance requirements and the provisions of this Agreement; and that all permits, licenses and approvals required for the items covered by the requisition have been obtained; and

(iii) that it complies with the Federal Tax Statement.

(c) Certificate of Completion. Completion or abandonment of construction of the Project shall be evidenced by the filing with the Trustee and the Agency of a certificate signed by the Company Representative stating that the Project Facilities have been substantially completed so as to permit commencement of operations or stating that construction of the Project Facilities has been permanently abandoned, and setting forth any Project Costs remaining to be paid from the Construction Fund. Any balance in such Fund not then needed to pay Project Costs shall be transferred to the Bond Fund and applied as provided in Subsection 307(b).

Section 402. Carrying Out the Project.

The Company shall diligently and continuously carry out the construction of the Project Facilities. The materials and workmanship shall be of high quality. Contracts for carrying out the construction of the Project Facilities and acquisitions in connection therewith have been and shall be made by the Company, or an affiliate, in its own name. No funds of the Agency, other than the proceeds of the Bonds, shall be available to pay Project Costs. If and to the extent that the Construction Fund is insufficient to complete the Project, the Company shall complete the Project at its own expense unless it permanently abandons construction of the Project Facilities pursuant to Subsection 401(c).

Section 403. Company not to Impair Tax Status; Use of Project Facilities. Notwithstanding any provision herein to the contrary, the Company will not use any of the proceeds of the Loan (or the income earned through the investment thereof, if any) or operate the Project Facilities in any manner, and will not take or omit any action or permit any action to be taken or omitted with the result that interest on the Bonds is included in the gross income of the owners thereof for federal income tax purposes. The Company's use of the Project Facilities (or facilities replacing the same) shall be in furtherance of the furnishing of electricity to the residents of Nantucket and in compliance with the Federal Tax Statement and the Act.

Section 404. Qualification of Project Facilities. Notwithstanding any provision herein to the contrary, the Company shall not permit the Project Facilities to fail to qualify as (a) "industrial enterprise" under the Act and (b) "facilities for the local furnishing of electric energy" within the meaning of IRC §142(a)(8). The Company acknowledges that it is fully familiar with the physical condition of the Project Facilities and that it is not relying on any representation of any kind by the Agency or the Trustee concerning the nature or condition thereof. Neither the Agency nor the Trustee shall be liable to the Company or any other person for any latent or patent defect in the Project Facilities.

Section 405. Compliance with Law. In the acquisition, construction, maintenance, improvement and operation of the Project Facilities, the Company has and will comply in all material respects with all applicable building, subdivision, zoning and land use, environmental protection, sanitary and safety and other laws, rules and regulations and will not permit any nuisance thereat and will to the extent of its ownership and control, permit no nuisance to be committed thereat by others while the Company is, or is entitled to be, in possession thereof. It shall not be a breach of this section if the Company fails to comply with such laws, rules and regulations during any period in which the Company shall in good faith be diligently contesting the validity thereof.

Section 406. Current Expenses. The Company shall pay in a timely manner all costs of maintaining and operating the Project Facilities, including without limitation all taxes, excises and other governmental charges lawfully levied thereon or with respect to its interests therein or use thereof. It shall not be a breach of this section if the Company fails to pay any such costs, taxes or charges during any period in which the Company shall in good faith be contesting the validity or amount thereof and no foreclosure proceedings have been commenced, unless the procedures applicable to such contest require payment thereof and proceedings for their refund or abatement.

Section 407. Disposition and Use of Project Facilities. The Company shall not sell, lease, transfer or otherwise dispose of the Project Facilities (other than the grant of a mortgage pursuant to a financing transaction) unless (i) it obtains the consent of the Agency, which consent shall not be unreasonably withheld, provided, however, that no such consent shall be required if the sale, lease, transfer or disposition has been approved by or consented to by the Massachusetts Department of Public Utilities Commission; and (ii) it obtains an opinion of Bond Counsel addressed to and reasonably satisfactory to the Trustee and the Agency that such sale, lease, transfer or other disposition will not affect the exclusion of the interest on the Bonds from the gross income of the owners thereof for federal income tax purposes. No sale, lease, transfer or other disposition of the Project Facilities shall relieve the Company of any of its obligations under this Agreement.

The Company shall not make any material change in the purposes for which the Project Facilities are used without the consent of the Agency, which consent shall not be unreasonably withheld. The Company at its own expense may alter or improve the Project Facilities and construct other facilities at the site of the Project Facilities, provided such action shall not result in any substantial change in the Project Facilities or the character of the activities conducted by the Company with the Project Facilities without the consent of the Agency, which consent shall not be unreasonably withheld.

Section 408. Books and Records. The Agency and the Trustee and their respective duly authorized agents shall have the right at all reasonable times and upon the furnishing of reasonable notice under the circumstances to examine the books and records of the Company relating to the Project Facilities.

ARTICLE V: ADDITIONAL COVENANTS OF THE COMPANY

Section 501. Existence and Good Standing; Merger; Consolidation. The Company will maintain its corporate existence, qualification to do business and good standing under the laws of The Commonwealth of Massachusetts and will maintain itself as a foreign corporation duly qualified to do business and in good standing, where applicable, in each jurisdiction in which the failure to so qualify would have a material adverse effect upon its business or properties. The Company shall not merge or consolidate with or sell all or substantially all of its assets to another entity, except that the Company may merge or consolidate with or sell all or substantially all of its assets to another corporation if (i) the surviving or transferee corporation is qualified to do business in Massachusetts, (ii) the surviving or transferee corporation (if not the Company) has assumed in writing all of the Company's obligations hereunder, (iii) upon such assumption there will not be a Default hereunder, (iv) the Guaranty remains in full force and effect, and (v) the Company obtains an opinion of Bond Counsel addressed to and reasonably satisfactory to the Agency and the Trustee that such merger, consolidation or sale will not adversely affect the exclusion of interest on the Bonds from gross income for federal income tax purposes.

Section 502. Indemnification by the Company. The Company, regardless of any agreement to maintain insurance, will indemnify the Agency and the Trustee against (a) any and all claims by any person related to the participation of the Agency or the Trustee in the transactions contemplated by this Agreement, including without limitation claims arising out of any condition of the Project Facilities or the construction, use, occupancy or management thereof; any accident, injury or damage to any person occurring in or about or as a result of the Project Facilities; any breach by the Company of its obligations under this Agreement; any act or omission of the Company or any of its agents, contractors, servants, employees or licensees; or the offering, issuance, sale or any resale of the Bonds to the extent permitted by law, and (b) all costs, counsel fees, expenses or liabilities reasonably incurred in connection with any such claim or any action or proceeding brought thereon. In case any action or proceeding is brought against the Agency or the Trustee by reason of any such claim, the Company will defend the same at its expense upon notice from the Agency or the Trustee, and the Agency or the Trustee, as the case may be, will cooperate with the Company, at the expense of the Company, in connection therewith. This indemnification shall survive the termination or defeasance of this Agreement.

Section 503. Delivery of Information to Nationally Recognized Municipal Securities Information Repositories. (a) The Company will cause the Guarantor to deliver to each nationally recognized municipal securities information repository (each a "NRMSIR") that is at the time recognized as such by the Securities and Exchange Commission (the "Commission"), to each state information depository, if any, of the Commonwealth (the "SID") and to AMBAC Indemnity, the material described in Paragraph 7 of the Guaranty.

(b) The Company will deliver to the Trustee and each NRMSIR, the SID and AMBAC Indemnity, in a timely manner, notice of the occurrence of any of the following events with respect to the Bonds, if material:

(i) principal and interest payment delinquencies;

(ii) nonpayment related defaults;

(iii) unscheduled draws on debt service reserves, if any, reflecting financial difficulties;

(iv) unscheduled draws on credit enhancements, if any, reflecting financial difficulties;

(v) substitution of credit or liquidity providers, if any, or their failure to perform;

(vi) adverse tax opinions or events affecting the tax-exempt status of the Bonds;

(vii) modifications to rights of bondowners;

(viii) bond calls;

(ix) defeasances;

(x) releases, substitution or sale of property securing payment of the Bonds; or

(xi) rating changes.

(c) The Company will give to the Trustee, each NRMSIR, the SID and AMBAC Indemnity, in a timely manner, notice of any failure by the Company to provide any information required pursuant to Subsection 503(a) above within the time limit required therein, or any failure of the Guarantor to deliver timely the material described in Paragraph 7 of the Guaranty.

(d) Any breach by the Company of this Section 503 shall not, in and of itself, be a breach of this Agreement or an Event of Default with respect to the Bonds. The obligations set forth in this Section 503 are solely those of the Company and may be enforced by any Bondowner by action for specific performance only.

(e) The Company's obligation to comply with this Section 503 shall continue so long as the Company is obligated under this Agreement, or otherwise, or the Guarantor is obligated under the Guaranty, to make payments to support payment of all, or part of, the obligations on the Bonds. The Company's obligations under this Section 503 shall be suspended upon the primary offering of the Bonds in any remarketing exempt from the provisions of the Rule by virtue of paragraph (d) of that Rule.

(f) This Section 503 may be modified by the Company to the extent necessary as a result of change in legal requirements or change in the nature of the Company or the Guarantor; provided that any such modification will be done in a manner consistent with the Rule and will not, in the opinion of the Trustee (who may rely conclusively on an opinion of counsel), materially impair the interests of the Bondowners.

Section 504. Consent to Reorganization or Liquidation. Any bankruptcy, reorganization or liquidation plan with respect to the Company must be acceptable to AMBAC Indemnity. In the event of any reorganization or liquidation, AMBAC Indemnity shall have the right to vote on behalf of all Bondowners who hold AMBAC Indemnity-insured Bonds absent a default by AMBAC Indemnity under the applicable Municipal Bond Insurance Policy insuring the Bonds.

ARTICLE VI: DEFAULT AND REMEDIES

Section 601. Default.

(a) Events of Default; Default. "Event of Default" in this Agreement means any one of the events set forth below and "Default" means any Event of Default without regard to any lapse of time or notice.

(i) Debt Service on Bonds. Any payment of interest on the Bonds shall not be paid for a period of thirty (30) days after the same becomes due and payable or any payment of principal or premium on the Bonds shall not be paid when the same becomes due and payable.

(ii) Other Obligations. The Company shall fail to observe or perform any of its other covenants or agreements contained herein and such failure shall continue for a period of sixty (60) days after written notice given to the Company by the Trustee or the Bondowners of at least 25% in principal amount of the Bonds Outstanding; provided, however, that if such Default cannot be cured by the Company within such sixty-day period, it shall not constitute an Event of Default if curative action is instituted by the Company within such sixty-day period and thereafter is diligently pursued until such Default is cured.

(iii) Guaranty. The Guarantor shall repudiate, purport to revoke or fail to perform its obligations under the Guaranty, or the Guaranty shall for any reason be held to be void, invalid or unenforceable.

(iv) Voluntary Bankruptcy. The Company or the Guarantor shall commence a voluntary case under the federal bankruptcy laws, or shall become insolvent or unable to pay its debts as they become due, or shall make an assignment for the benefit of creditors, or shall apply for, consent to or acquiesce in the appointment of, or taking possession by, a trustee, receiver, custodian or similar official or agent for itself or any substantial part of its property.

(v) Appointment of Receiver. A trustee, receiver, custodian or similar official or agent shall be appointed for the Company, the Guarantor, or for any substantial part of either of their respective properties and such trustee or receiver shall not be discharged within ninety (90) days.

(vi) Involuntary Bankruptcy. The Company or the Guarantor shall have an order or decree for relief in an involuntary case under the federal bankruptcy laws entered against it, or a petition seeking reorganization, readjustment, arrangement, composition, or other similar relief as to it under the federal bankruptcy laws or any similar law for the relief of debtors shall be brought against it and shall be consented to by it or shall remain undismissed for ninety (90) days.

The Company agrees to notify the Agency, AMBAC Indemnity, and the Trustee promptly in writing of the occurrence of any Default or Event of Default of which it has knowledge. Within five (5) business days after becoming aware of a Default or an Event of Default the Trustee will give notice to the Bondowners .

Notwithstanding anything in this section to the contrary, no action or failure to act by the Company which results in interest on the Bonds becoming includable in gross income of the owners thereof for federal income tax purposes shall constitute a Default or Event of Default under this Agreement so long as (I) the Company shall have delivered the opinion described in clause (i) of Subsection 307(e) or shall have complied with the second sentence of Subsection 307(f) and (II) the redemption provided by Subsection 307(e) occurs. In such event, no Bondowner shall be entitled to any claim for monetary damages hereunder and the redemption of the Bonds as provided under Subsection 307(e) shall be the exclusive recourse of Bondowners.

(b) Waiver. At any time before an acceleration pursuant to Section 602, the Trustee, with the prior written consent of AMBAC Indemnity, may waive a Default (other than a Default in the payment of Debt Service) and annul its consequences by written notice to the Company, and in the absence of any inconsistent instructions from Bondowners pursuant to Sections 605 or 901 shall do so upon written instruction of the owners of at least twenty-five per cent (25%) in principal amount of the Outstanding Bonds. No waiver under this section shall affect the right of the Trustee or the Agency to enforce the payment of any amounts owing to it.

Section 602. Remedies for Events of Default. If an Event of Default occurs and is continuing:

(a) Acceleration. The Trustee may, and upon the written request of the Bondowners of at least 25% in principal amount of the Bonds Outstanding shall, by written notice to the Agency and the Company, declare immediately due and payable the principal amount of the Outstanding Bonds and accrued interest thereon, whereupon the same shall become immediately due and payable without any further action or notice.

If at any time after such acceleration and before any judgment or decree for the payment of moneys with respect thereto has been entered all amounts payable hereunder except principal of and interest on the Bonds which are due solely by reason of such acceleration shall have been paid or provided for by deposit with the Trustee and all existing Defaults shall have been cured or waived, then the Bondowners representing a majority in principal amount of the Bonds Outstanding may annul such acceleration and its consequences by written notice to the Agency, the Trustee and the Company. Such annulment shall be binding upon the Agency, the Trustee and all of the Bondowners, but no such annulment shall extend to or affect any subsequent Default or impair any right or remedy consequent thereto.

(b) Rights as a Secured Party. The Trustee, with the prior written consent of AMBAC Indemnity, may exercise all of the rights and remedies of a secured party under the UCC. Notice sent by registered or certified mail, postage prepaid, or delivered during business hours, to the Company at least seven (7) days before an event under UCC Section 9-504(3) or any successor provision of law shall constitute reasonable notification of such event.

(c) Rights under Guaranty. The Trustee may exercise all of its rights and remedies under the Guaranty.

Section 603. Court Proceedings. The Trustee, with the prior written consent of AMBAC Indemnity, may enforce the provisions of this Agreement and the Guaranty by appropriate legal proceedings for the specific performance of any covenant, obligation or agreement contained herein or therein whether or not a Default or an Event of Default exists, or for the enforcement of any other appropriate legal or equitable remedy, and may recover damages caused by any breach by the Company of the provisions of this Agreement or by the Guarantor of the provisions of the Guaranty, including (to the extent this Agreement or the Guaranty may lawfully provide) court costs, reasonable attorney's fees and other costs and expenses incurred in enforcing the obligations of the Company hereunder and under the Guaranty. The Agency may likewise enforce obligations owed to it hereunder which it has not assigned to the Trustee. All rights under this Agreement, the Guaranty and the Bonds may be enforced by the Trustee without the possession of any Bonds or the production thereof at the trial or other proceedings relative thereto, and any proceeding instituted by the Trustee shall be brought in its name for the ratable benefit of the Bondowners.

Section 604. Revenues after Default. After the occurrence of an Event of Default, any funds pledged as security hereunder and any other moneys received by the Trustee (other than amounts irrevocably set aside to pay particular Bonds), after payment or reimbursement of the reasonable expenses of the Trustee and the Agency in connection therewith shall be applied, first, to any other amounts owing to the Trustee; second, to any other amounts owing to the Agency; third, to amounts due under Section 305(a), which amounts shall be applied to the payment of Debt Service in the order specified in Section 304; and fourth, to other obligations of the Company hereunder in such order as determined by the Trustee. Any amounts remaining after the satisfaction of all obligations of the Company hereunder shall be paid to the Company. Notwithstanding the foregoing, amounts received pursuant to the Guaranty shall be applied exclusively to the payment of principal of, premium, if any, and interest on the Bonds.

Section 605. Rights of Bondowners. If an Event of Default occurs and is continuing, and if the Bondowners representing not less than 25% in principal amount of the Bonds Outstanding shall have requested the Trustee in writing to exercise one or more of the rights and remedies provided hereunder and offered it indemnity as provided in Subsection 702(e), the Trustee shall be required to exercise such one or more of the rights and remedies hereunder as the Trustee shall determine to be in the best interest of the Bondowners and not inconsistent with any directions given in accordance with Section 901. No Bondowner shall have any right to institute an action in law or equity or to pursue any other remedy hereunder with respect to any Bond unless (i) an Event of Default of which the Trustee has been notified has occurred and Bondowners representing not less than 25% in principal amount of the Bonds Outstanding shall have requested the Trustee in writing to exercise its rights and remedies with respect thereto and shall have offered the Trustee reasonable opportunity to do so and indemnity as provided in Subsection 702(e), and (ii) the Trustee shall within a reasonable time thereafter fail to exercise any of such rights or remedies. No Bondowner shall have any right to institute any action or pursue any other remedy if and to the extent that the surrender, impairment, waiver, or loss of the lien of this Agreement would, under applicable law, result. Notwithstanding the foregoing, each Bondowner shall have a right of action to enforce payment of the Bonds at and after the due date thereof at the place, from the sources and in the manner expressed in the Bonds.

Section 606. Performance of Company's Obligations. If the Company shall fail to observe or perform any of its agreements or obligations hereunder, the Trustee may perform the same in its own name or in the Company's name and is hereby irrevocably appointed the Company's attorney-in-fact for such purpose. Unless an Event of Default exists, the Trustee shall give at least five (5) days' notice to the Company before taking action under this section, except that in case of emergency as reasonably determined by the Trustee, it may act on lesser notice or give the notice promptly after rather than before taking the action. The reasonable cost of any such action performed by the Trustee shall be paid or reimbursed by the Company within thirty (30) days after the Trustee notifies the Company of such cost.

Section 607. Remedies Cumulative; No Waiver. The rights and remedies under this Agreement shall be cumulative and shall not exclude any other rights and remedies allowed by law, provided there is no duplication of recovery. Neither the failure to insist upon a strict performance of any of the obligations of the Company, nor the failure to exercise any remedy for any violation thereof, shall be taken as a waiver for the future of the right to insist upon strict performance of the obligation or to exercise any remedy for the violation.

Section 608. Rights of AMBAC Indemnity. Anything in this Agreement to the contrary notwithstanding, upon the occurrence and continuance of an Event of Default, AMBAC Indemnity shall be entitled to control and direct the enforcement of all rights and remedies granted to the Bondowners or the Trustee for the benefit of the Bondowners under this Agreement.

ARTICLE VII: THE TRUSTEE

Section 701. Corporate Organization, Authorization and Capacity. The Trustee represents and warrants that it is duly organized and validly existing under the laws of the United States of America, with the capacity to exercise the powers and duties of the Trustee hereunder and under the Act, and that by proper corporate action it has duly authorized the execution and delivery of this Agreement.

Section 702. Rights and Duties of the Trustee.

(a) Moneys to be Held in Trust. All moneys deposited with the Trustee under this Agreement (other than amounts received for its own use) shall be held by the Trustee in trust and applied subject to the provisions of this Agreement, but need not be segregated from other funds except as required herein or by law.

(b) Accounts. The Trustee shall keep proper accounts of its transactions hereunder (separate from its other accounts), which shall be open to inspection upon reasonable prior notice and at reasonable times by the Agency, the Company and the Bondowners and their representatives duly authorized in writing.

(c) Performance of the Agency's Obligations. If the Agency shall fail to observe or perform any agreement or obligation contained in this Agreement, the Trustee may take whatever legal proceedings may be required to compel full performance by the Agency of its obligations, and in addition, the Trustee may, to whatever extent it deems appropriate for the protection of the Bondowners, itself or the Company, perform any such obligation in the name of the Agency and on its behalf.

(d) Responsibility. The Trustee shall be entitled to the advice of counsel (who may be the Trustee's counsel, counsel for the Agency, the Company or any Bondowner) and shall be wholly protected as to any action taken or omitted to be taken in good faith in reliance on such advice. The Trustee may rely conclusively on any notice, certificate or other document furnished to it hereunder and reasonably believed by it to be genuine. The Trustee shall not be liable for any action taken by it in good faith and reasonably believed by it to be within the discretion or powers conferred upon it, in good faith omitted to be taken by it and reasonably believed to be beyond the discretion or powers conferred upon it, taken by it pursuant to any direction or instruction by which it is governed hereunder, or omitted to be taken by it by reason of the lack of direction or instruction required hereby for such action; nor shall it be responsible for the consequences of any error of judgment reasonably made by it. The duties of the Trustee are those expressly set forth in this Agreement, and no additional duties shall be implied. When any payment, consent or other action by it is called for hereby, it may defer such action pending receipt of such evidence, if any, as it may require in support thereof. The Trustee shall in no event be liable for the application or misapplication of funds, or for other acts or defaults by any person, firm, or corporation, except its own directors, officers, and employees. No recourse shall be had by the Company, the Agency or any Bondowner for any claim based on this Agreement, the Guaranty, or any Bond against any director, officer, employee, or agent of the Trustee alleging personal liability on the part of such person, unless such claim is based upon the willful misconduct, fraud or deceit of such person. The Trustee has no responsibility for the validity or sufficiency of this Agreement, the Guaranty, or the Bonds or any security therefor.

(e) Limitations on Actions. The Trustee shall not be required to monitor the financial condition of the Company or the Guarantor, or the physical condition of the Project Facilities and, unless otherwise expressly provided in this Agreement, shall not have any responsibility with respect to notices, certificates or other documents filed with it hereunder, except to make them available for inspection by the Bondowners. The Trustee shall not be deemed to have knowledge of and shall not be required to take notice of any Default or Event of Default, except for a Default or Event of Default described in Paragraph 601(a)(i) relating to the payment of Debt Service, unless the Trustee shall be specifically notified in writing by the Company, the Guarantor, the Agency or Bondowners representing not less than 25% in principal amount of the Bonds Outstanding. It shall not be required to take any remedial action (other than the giving of notice) unless indemnity reasonably satisfactory to it is furnished for any expense or liability to be incurred therein, other than liability for failure to meet the standards set forth in this section. The Trustee shall be entitled to reimbursement from the Company for its expenses reasonably incurred or advances reasonably made, which reimbursement shall be due and payable thirty (30) days after notifying the Company of such expenses or advances, in the exercise of its rights or the performance of its obligations hereunder, whether or not it acts without previously obtaining indemnity.

A permissive right or power to act shall not be construed as a requirement to act. Upon receipt of written notice, direction, instruction, and indemnity as provided above and, after making such investigation, if any, as it deems appropriate to verify the occurrence of any Default of which it is notified by the Bondowners, the Trustee shall pursue such remedies hereunder (not contrary to such direction) as it deems appropriate for the protection of the Bondowners; and in its actions under this provision, the Trustee shall be required to act for the protection of the Bondowners with the same prudence as would be expected of a prudent person in the conduct of such person's affairs.

(f) Financial Obligations. Nothing contained in this Agreement shall in any way obligate the Trustee to pay any debt or meet any financial obligations to any person in relation to the Project Facilities except from moneys received under the provisions of this Agreement (including from the exercise of its rights and remedies hereunder) other than moneys received for its own purposes.

(g) Registration Books. The Trustee will keep books for the registration of the Bonds and transfers thereof as provided in this Agreement. The Trustee shall furnish a list of the Bondowners to the Agency or Company at any time upon its request, and to

Bondowners representing at least 15% in principal amount of the Outstanding Bonds, at any time upon their request.

(h) Ownership of Bonds. The Trustee or any affiliate of the Trustee may be or become the owner of Bonds with the same rights as if it were not Trustee.

(i) No Surety Bond. The Trustee shall not be required to furnish any bond or surety.

(j) Requests by the Company. Upon any request by the Company to the Trustee to take any action under this Agreement (including but not limited to any proposed amendment pursuant to Section 1001) the Trustee shall be entitled to receive from the Company prior to taking such action, and to rely conclusively upon, a certificate of a Company Representative and an opinion of counsel reasonably satisfactory to the Trustee (who may be counsel to the Company), and, if applicable in the reasonable judgment of the Trustee, a certificate of an accountant satisfactory to the Company (who may be an employee of the Company), each to the effect that in the signer's opinion all conditions precedent applicable to such action under this Agreement, if any, have been satisfied (and, in the case of the certificate of the Company Representative, including but not limited to the absence of any Default or Event of Default) and such action is permitted by this Agreement.

Section 703. Fees and Expenses of the Trustee. The Company shall pay to the Trustee reasonable compensation for its services and prepay or reimburse the Trustee for its reasonable expenses and disbursements, including attorney's fees, hereunder. The Company shall indemnify and save the Trustee harmless against any and all (a) claims as set forth in Section 502, (b) costs, counsel fees, expenses or liabilities reasonably incurred in connection with such claims, and (c) expenses and liabilities which it may incur in the exercise of its duties hereunder and which are not due to the bad faith, gross negligence, fraud or deceit of any director, officer, employee or agent of the Trustee. Any fees, expenses, reimbursements, or other charges which the Trustee may be entitled to receive from the Company hereunder shall be due and payable thirty (30) days after a request for payment has been made by the Trustee and received by the Company, and if not otherwise paid, shall be a first lien upon any funds or other property then or thereafter held hereunder by the Trustee. If any such moneys are so applied, the Company shall be immediately obligated to restore the moneys so applied.

Section 704. Resignation or Removal of Trustee. The Trustee may resign on not less than sixty (60) days' notice given in writing to the Agency, the Bondowners, AMBAC Indemnity, and the Company, but such resignation shall not take effect until a successor has been appointed and has assumed the duties hereunder. The Trustee will promptly certify to the other parties that it has mailed such notice to all Bondowners and such certificate shall be conclusive evidence that such notice was given in the manner required hereby. The Trustee may be removed by written notice to the parties from (a) AMBAC Indemnity, but only upon a material breach of the Trustee's duties hereunder, or (b) the Bondowners representing a majority in principal amount of the Bonds Outstanding with the written consent of AMBAC Indemnity, with or without cause, but no such removal under either Clause (a) or (b) shall take effect until a successor has been appointed and assumed the duties hereunder. A petition in a court of competent jurisdiction for removal of the Trustee and the appointment of a successor may be filed by the Bondowners representing not less than 25% in principal amount of the Bonds Outstanding.

Section 705. Successor Trustee. Any corporation or association which succeeds to the corporate trust business of the Trustee as a whole, or substantially as a whole, whether by sale, merger, consolidation or otherwise, shall become vested with all the property, rights and powers of the Trustee hereunder, without any further act or conveyance.

In case the Trustee resigns or is removed or becomes incapable of acting, or becomes bankrupt or insolvent, or if a receiver, liquidator or conservator of the Trustee or of its property is appointed, or if a public officer takes charge or control of the Trustee, or of its property or affairs, a successor shall be appointed by written notice from the Company to the Agency. The Company shall notify the Bondowners of the appointment in writing within twenty (20) days from the appointment. The Company will promptly certify to the successor Trustee that it has mailed such notice to all Bondowners and such certificate will be conclusive evidence that such notice was given in the manner required hereby. If no appointment of a successor is made within twenty (20) days after the giving of written notice in accordance with Section 704 or after the occurrence of any other event requiring or authorizing such appointment, the outgoing Trustee or any Bondowner may apply to any court of competent jurisdiction for the appointment of such a successor, and such court may thereupon, after such notice, if any, as such court may deem proper, appoint such successor. Any successor Trustee appointed under this section shall be a trust company or a bank having the powers of a trust company that meets the requirements of the Act and has a capital and surplus of not less than $75,000,000. Any such successor Trustee shall notify the Agency and the Company of its acceptance of the appointment and, upon giving such notice, shall become Trustee, vested with all the property, rights and powers of the Trustee hereunder, without any further act or conveyance. Such successor Trustee shall execute, deliver, record and file such instruments as are required to confirm or perfect its succession hereunder and any predecessor Trustee shall from time to time execute, deliver, record and file such instruments as the incumbent Trustee may reasonably require to confirm or perfect any succession hereunder. No successor Trustee shall be appointed without the prior written consent of AMBAC Indemnity, which consent shall not be unreasonably withheld.

ARTICLE VIII: THE AGENCY

Section 801. Corporate Organization, Authorization and Power. The Agency represents and warrants as follows:

(a) it is a body politic and corporate and a public instrumentality of the Commonwealth, established under Chapter 23A, with the power under and pursuant to the Act, to execute and deliver this Agreement and to perform its obligations hereunder, and to issue and sell the Bonds pursuant to this Agreement; and

(b) it has taken all necessary action and has complied with all provisions of the Constitution of the Commonwealth and the Act required to make this Agreement and the

Bonds the valid obligations of the Agency which they purport to be; and, when executed and delivered by the parties hereto, this Agreement will constitute a valid and binding agreement of the Agency enforceable in accordance with its terms, except as enforceability may be subject to the exercise of judicial discretion in accordance with general equitable principles and to applicable bankruptcy, insolvency, reorganization, moratorium and other laws for the relief of debtors heretofore or hereafter enacted to the extent that the same may be constitutionally applied; and

(c) when delivered to and paid for by the initial purchasers in accordance with the terms of this Agreement, the Bonds will constitute valid and binding special obligations of the Agency enforceable in accordance with their terms, except as enforceability may be subject to the exercise of judicial discretion in accordance with general equitable principles and to applicable bankruptcy, insolvency, reorganization, moratorium and other laws for the relief of debtors heretofore or hereafter enacted to the extent that the same may be constitutionally applied, and will be entitled to the benefits of this Agreement; and

(d) The Agency makes no other representations or warranties, either express or implied, of any nature or kind, including, without limitation, a representation or warranty that interest on the Bonds is or will continue to be exempt from federal or state income taxation.

Section 802. Covenant as to Payment; Faith and Credit of Commonwealth Not Pledged. The Agency covenants that it will promptly pay or cause to be paid the principal of, interest, premium, if any, and other charges, if any, on the Bonds at the place, on the dates and in the manner provided herein and in the Bonds, provided, however, that the Bonds do not now and shall never constitute a general obligation of the Agency or a debt or pledge of the faith and credit of the Commonwealth, and all covenants and undertakings by the Agency hereunder and under the Bonds to make payments are special obligations of the Agency payable solely from the revenues and funds pledged hereunder.

Section 803. Rights and Duties of the Agency.

(a) Remedies of the Agency. Notwithstanding any contrary provision in this Agreement, the Agency shall have the right to take any action not prohibited by law or make any decision not prohibited by law with respect to proceedings for indemnity against the liability of the Agency and its officers, directors, employees and agents and for collection or reimbursement of moneys due to it under this Agreement for its own account. The Agency may enforce its rights under this Agreement which have not been assigned to the Trustee by legal proceedings for the specific performance of any obligation contained herein or for the enforcement of any other legal or equitable remedy, and may recover damages caused by any breach by the Company of its obligations to the Agency under this Agreement, including any amounts required to be paid by the Company pursuant to Section 502 and Subsection 803(c), court costs, reasonable attorney's fees and other costs and expenses incurred in enforcing such obligations.

(b) Limitations on Actions. Without limiting the generality of Subsection 803(c), the Agency shall not be required to monitor the financial condition of the Company or the

Guarantor and shall not have any responsibility or other obligation with respect to reports, notices, certificates or other documents filed with it hereunder.

(c) Responsibility. The Agency shall be entitled to the advice of counsel (who may be counsel for any party) and shall not be liable for any action taken or omitted to be taken in good faith in reliance on such advice. The Agency may rely conclusively on any communication or other document furnished to it under this Agreement and reasonably believed by it to be genuine. The Agency shall not be liable for any action (i) taken by it in good faith and reasonably believed by it to be within the discretion or powers conferred upon it, or (ii) in good faith omitted to be taken by it because reasonably believed to be beyond the discretion or powers conferred upon it, (iii) taken by it pursuant to any direction or instruction by which it is governed under this Agreement or (iv) omitted to be taken by it by reason of the lack of direction or instruction required for such action, nor shall it be responsible for the consequences of any error of judgment reasonably made by it. It shall in no event be liable for the application or misapplication of funds, or for other acts or defaults by any person except its own directors, officers and employees. When any consent or other action by the Agency is called for by this Agreement, the Agency may defer such action pending such investigation or inquiry or receipt of such evidence, if any, as it may require in support thereof. It shall not be required to take any remedial action (other than the giving of notice) unless reasonable indemnity is provided for any expense of liability to be incurred thereby. It shall be entitled to reimbursement for expenses reasonably incurred or advances reasonably made, with interest at the "base rate" of the Trustee, as announced from time to time (or, if none, the nearest equivalent), in the exercise of its rights or the performance of its obligations hereunder, to the extent that it acts without previously obtaining indemnity. No permissive right or power to act shall be construed as a requirement to act; and no delay in the exercise of any such right or power shall affect the subsequent exercise of that right or power. The Agency shall not be required to take notice of any breach or default by the Company or the Guarantor under this Agreement, the Guaranty, or the Bond Purchase Agreement except when given notice thereof by the Trustee. No recourse shall be had by the Company, the Trustee or any Bondowner for any claim based on this Agreement, the Guaranty, or the Bond Purchase Agreement, the Bonds or any agreement securing the same against any director, officer, agent or employee of the Agency alleging personal liability on the part of such person unless such claim is based upon the willful dishonesty of or intentional violation of law by such person. No covenant, stipulation, obligation or agreement of the Agency contained in this Agreement shall be deemed to be a covenant, stipulation, obligation or agreement of any present or future director, officer, employee or agent of the Agency in his or her individual capacity, and no person executing a Bond shall be liable personally thereon or be subject to any personal liability or accountability by reason of the issuance thereof.

(d) Financial Obligations. Nothing contained in this Agreement is intended to impose any pecuniary liability on the Agency nor shall it in any way obligate the Agency to pay any debt or meet any financial obligations to any person at any time in relation to the Project except from moneys received under the provisions of this Agreement; provided, however, that nothing contained in this Agreement shall in any way obligate the Agency to pay such debts or meet such financial obligations from moneys received from the Agency's own account.

ARTICLE IX: THE BONDOWNERS

Section 901. Action by Bondowners. Subject to Subsections 601(b), 602(a) and Section 1001 (as to the waivers and consents granted thereby), Bondowners representing a majority in principal amount of the Bonds Outstanding shall have the right at any time, by written notice to the Trustee and upon offering it indemnity as provided in Subsection 702(e), to direct the Trustee (i) in the granting of any consents, waivers or similar actions pertaining to the Bonds, (ii) in the time, method and place of conducting all proceedings, (iii) in the exercise of any rights or remedies available to the Trustee hereunder, or (iv) in the exercise of any other right or power conferred upon the Trustee for the protection of the Bondowners, provided that such direction shall be in accordance with the provisions of law and this Agreement, and the Trustee may take any other action determined proper by the Trustee which is not inconsistent with such direction.

Any request, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by Bondowners may be contained in and evidenced by one or more writings of substantially the same tenor signed by the Bondowners of the requisite percentage of principal amount of Bonds Outstanding or their attorneys duly appointed in writing. Proof of the execution of any such instrument, or of any instrument appointing any such attorney, shall be sufficient for any purpose of this Agreement (except as otherwise herein expressly provided) if made in the following manner, but the Agency or the Trustee may nevertheless in its discretion require further or other proof in cases where it deems the same desirable.

The fact and date of the execution by any Bondowner or his or her attorney of such instrument may be proved by the certificate, which need not be acknowledged or verified, of an officer of a bank or trust company satisfactory to the Agency or to the Trustee or of any notary public or other officer authorized to take acknowledgements of the deeds to be recorded in the state in which he purports to act, that the person signing such request or other instrument acknowledged to him or her the execution thereof, or by an affidavit of a witness of such execution, duly sworn to before such notary public or other officer. The authority of the person or persons executing any such instrument on behalf of a corporate Bondowner may be established without further proof if such instrument is signed by a person purporting to be the president or a vice president of such corporation with a corporate seal affixed and attested by a person purporting to be its clerk or secretary or an assistant clerk or assistant secretary.

The ownership of Bonds and the amount, numbers and other identification, and date of holding the same shall be proved by the registry books for the Bonds maintained by the Trustee.

Any request, consent or vote of the owner of any Bond shall bind all future owners of such Bond. Bonds owned or held by or for the account of the Agency, the Company, or any related person to the Company within the meaning of Section 147(a) of the IRC shall not be deemed Outstanding Bonds for the purpose of any consent or other action by Bondowners.

No action hereunder requiring Bondowner consent, authorization, or direction shall be initiated or approved without the prior written consent of AMBAC Indemnity.

ARTICLE X: AMENDMENTS AND MISCELLANEOUS

Section 1001. Amendments. (a) Without Bondowners' Consent. The parties may from time to time, without the consent of any Bondowner, amend this Agreement in order to (i) cure any ambiguity, defect or omission in the Agreement that does not materially adversely affect the interests of the Bondowners, (ii) grant additional rights or security to the Trustee for the benefit of the Bondowners, (iii) add additional Events of Default as shall not be inconsistent with the provisions of this Agreement and which shall not materially adversely affect the interests of the Bondowners, (iv) qualify this Agreement under the Trust Indenture Act of 1939, as amended, or corresponding provisions of federal laws from time to time in effect, or (v) make such other provisions in regard to matters or questions arising under this Agreement as shall not be inconsistent with the provisions of this Agreement and which shall not materially adversely affect the interests of the Bondowners.

(b) With Bondowners' Consent. Except as set forth in Subsection 1001(a), the parties may from time to time amend this Agreement with the consent of the owners of more than 50% in aggregate principal amount of the Bonds Outstanding; provided, that no amendment shall be made which adversely affects the rights of some but less than all of the Bonds Outstanding without the consent of the owners of more than 50% in aggregate principal amount of the Bonds so affected; and provided further, that no amendment of this Agreement shall be effective to (i) change the principal, premium or interest on any Bonds, (ii) change the interest payment dates, maturity dates or redemption provisions of any Bonds, (iii) reduce the percentage of Bondowners whose consent is required for the amendment of this Agreement or (iv) modify the lien upon or pledge of the payments and other revenues assigned and pledged hereunder, without the consent, in each case, of the owner of each Bond which would be affected by the action proposed to be taken. Any amendment of this Agreement made under this or the preceding Subsection shall be accompanied by an opinion of Bond Counsel reasonably satisfactory to the Trustee to the effect that the amendment is permitted by this Agreement and that it will not affect the exclusion of interest on the Bonds from gross income of the owners thereof for federal income tax purposes. When the Trustee determines that the requisite number of consents have been obtained for an amendment which requires Bondowner consent, it shall, within ninety (90) days, file a certificate to that effect in its records and give notice thereof to the Bondowners. No action or proceeding to invalidate the amendment shall be instituted or maintained unless it is commenced within sixty (60) days after such notice. The validity of the amendment shall not be adversely affected by any failure to give notice or any defect in the notice. A consent to an amendment may be revoked by a notice given by the Bondowner and received by the Trustee prior to the Trustee's certification that the requisite consents have been obtained.

(c) Any provision of this Agreement expressly recognizing or granting rights in or to AMBAC Indemnity may not be amended in any manner that affects the rights of AMBAC Indemnity hereunder without the prior written consent of AMBAC Indemnity.

Section 1002. Notices. All notices to the Agency, the Trustee, the Company or the Bondowners unless otherwise specified shall be in writing and shall be deemed sufficiently given if delivered by registered or certified mail, postage prepaid, or delivered during business hours as follows: (i) to the Agency at 75 Federal Street, Boston, MA 02110, attention of the Executive Director, (ii) to the Trustee at 111 Westminster Street, Providence, RI 02903, attention of Corporate Trust Department, (iii) to the Company at 25 Research Drive, Westborough, MA 01582, attention of Treasurer, (iv) to AMBAC Indemnity at One State Street Plaza, New York, NY 10004, or, as to all of the foregoing, to such other address as the addressee shall have indicated by prior written notice to the one giving notice. All notices to a Bondowner shall be in writing and shall be deemed sufficiently given if sent by first class mail, postage prepaid, to the Bondowner at the address shown on the registration books for the Bonds maintained by the Trustee. A Bondowner may direct the Trustee to change its address as shown on the registration books by written notice to the Trustee. All notices to Bondowners shall identify the Bonds by name, CUSIP number, date of original issuance, maturity date, and such other descriptive information as may be needed to identify accurately the Bonds.

All notices sent to Bondowners by the Trustee shall simultaneously be sent by registered or certified mail, postage prepaid, to Moody's, Standard & Poor's, AMBAC Indemnity, at least two (2) national information services that publish or disseminate notices of redemption of obligations such as the Bonds, such as S&P's Called Bond Service and Kenney Information Systems Notification Service, and all registered securities depositories that are registered owners of the Bonds, provided that the failure to give such notice shall not affect the validity of any notice given to Bondowners. The selection of the national information services to receive any notice shall be at the sole discretion of the Trustee.

Notice hereunder may be waived prospectively or retroactively by the person entitled to the notice, but no waiver shall affect any notice requirement as to other persons. Notice shall be deemed to have been given if delivered in accordance with Section 1002, whether or not such notice is actually received.

Section 1003. Agreement Not for the Benefit of Other Parties. This Agreement is not intended for the benefit of and shall not be construed to create rights in parties other than the Agency, the Company, the Trustee, AMBAC Indemnity, the Bondowners and the respective directors, members, officers, employees and agents of the Agency and the Trustee to the extent specified in Sections 702 and 803. To the extent that this Agreement confers upon or gives or grants to AMBAC Indemnity any right, remedy or claim under or by reason of this Agreement, AMBAC Indemnity is hereby explicitly recognized as being a third-party beneficiary hereunder and may enforce any such right, remedy or claim conferred, given or granted hereunder.

Section 1004. Severability. In the event that any provision of this Agreement shall be held to be invalid in any circumstance, such invalidity shall not affect any other provisions or circumstances.

Section 1005. Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which shall be deemed to be an original; but such counterparts together shall constitute one and the same instrument. A carbon, photographic or other reproduction of this Agreement is sufficient as a financing statement under the UCC.

Section 1006. Captions. The captions and table of contents of this Agreement are for convenience only and shall not affect the construction hereof.

Section 1007. AMBAC Indemnity. Any provision of this Agreement recognizing or granting rights in or to AMBAC Indemnity, or requiring the consent of AMBAC Indemnity prior to taking any action, shall only be effective only so long as the Bonds are Outstanding and there has not been a default by AMBAC Indemnity under the Municipal Bond Insurance Policy.

Section 1008. Governing Law. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts.

Section 1009. Payment Date Not a Business Day. If any payment, redemption or maturity date for principal, premium or interest shall be (i) a Sunday or a legal holiday, or (ii) a day on which banking institutions are authorized pursuant to law to close and on which the corporate trust office of the Trustee is not open for business, then the payment thereof may be made on the next succeeding day not a day specified in (i) or (ii) with the same force and effect as if made on the specified payment date and no interest shall accrue for the period after the specified payment date.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal all as of the date first written above.

MASSACHUSETTS INDUSTRIAL FINANCE AGENCY (Seal)

By: ______________________
Executive Director/General Counsel
Director of Finance

NANTUCKET ELECTRIC COMPANY (Seal)

By: ______________________
Title:

FLEET NATIONAL BANK, as Trustee (Seal)

By: Susan H. Calise
Title: Vice President

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal all as of the date first written above.

MASSACHUSETTS INDUSTRIAL FINANCE AGENCY (Seal)

By: ______________________________
Executive Director/General Counsel
Director of Finance

NANTUCKET ELECTRIC COMPANY (Seal)

By: [signature]
Title: TREASURER

FLEET NATIONAL BANK, as Trustee (Seal)

By: ______________________________
Title:

NEW ENGLAND HYDRO FINANCE COMPANY, INC.,

as Borrower,

and

NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.

and

NEW ENGLAND HYDRO-TRANSMISSION CORPORATION,

as Guarantors

NOTE AND GUARANTY AGREEMENT

Dated as of April 15, 1991

$116,900,000 8.82% Guaranteed Series A Notes due April 17, 2001

$ 51,830,000 9.26% Guaranteed Series B Notes due April 17, 2007

$ 46,270,000 9.41% Guaranteed Series C Notes due October 17, 2015

TABLE OF CONTENTS

SCHEDULE I	Names and Addresses of Purchasers
EXHIBIT A-1	Form of Series A Note
EXHIBIT A-2	Form of Series B Note
EXHIBIT A-3	Form of Series C Note
EXHIBIT A-4	Form of Guarantee to be endorsed on the Notes
EXHIBIT B	Form of Security and Collateral Agency Agreement
EXHIBIT C-1	Form of opinion of Kirk L. Ramsauer, Esq., Assistant General Counsel to the Borrower and the Guarantors
EXHIBIT C-2	Form of opinion of Palmer & Dodge, special counsel to the Borrower and the Guarantors
EXHIBIT C-3	Form of opinion of Orr and Reno, P.A., special New Hampshire counsel to the Borrower and the Guarantors
EXHIBIT C-4	Form of opinion of counsel for Material Participants and Material Equity Sponsors
EXHIBIT C-5	Form of opinion of Milbank, Tweed, Hadley & McCloy, special counsel to the Purchasers
EXHIBIT D-1	Form of Letter of Assurances of Material Participants
EXHIBIT D-2	Form of Letter of Assurances of Material Equity Sponsors
EXHIBIT D-3	Form of Letter of Assurances of Material Participants and Material Equity Sponsors
EXHIBIT E	Consents and Permits of the Borrower and the Guarantors
EXHIBIT F	Debt, Liens and Guarantees of the Borrower and the Guarantors
EXHIBIT G	Environmental Matters
EXHIBIT H	Information Relating to the Guarantors, Participants and Equity Sponsors
EXHIBIT I	Form of Master Agreement

NEW ENGLAND HYDRO FINANCE COMPANY, INC.,
NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
and
NEW ENGLAND HYDRO-TRANSMISSION CORPORATION

New York, New York
as of April 15, 1991

To the Purchasers Named in
Schedule I Hereto

Ladies and Gentlemen:

New England Hydro Finance Company, Inc. (the "Borrower"), a Massachusetts corporation, and each of its parent companies, New England Hydro-Transmission Electric Company, Inc. ("NEH"), a Massachusetts corporation, and New England Hydro-Transmission Corporation ("NHH"), a New Hampshire corporation (each a "Guarantor" and collectively the "Guarantors"; the Borrower and the Guarantors are also sometimes individually an "Obligor" and collectively the "Obligors"), agree with each of you (each a "Purchaser" and collectively the "Purchasers"), each acting for yourself severally and not jointly, as follows:

§1. Authorization of Notes. The Borrower has duly authorized an issue of its senior notes in three series, in an aggregate principal amount of $215,000,000, consisting of

A. $116,900,000 aggregate principal amount of its 8.82% Guaranteed Series A Notes due April 17, 2001 (the "Series A Notes"),

B. $51,830,000 aggregate principal amount of its 9.26% Guaranteed Series B Notes due April 17, 2007 (the "Series B Notes"), and

C. $46,270,000 aggregate principal amount of its 9.41% Guaranteed Series C Notes due October 17, 2015 (the "Series C Notes").

Said Notes shall be in substantially the forms of Exhibits A-1, A-2 and A-3 hereto, respectively.

As used herein, the term "Notes" shall include all notes (irrespective of series, unless otherwise specified) originally issued pursuant to this Agreement and all notes delivered in substitution or exchange for any of said notes and, where applicable, shall include the singular number as well as the plural. The terms "Note", "Series A Note", "Series B Note" and "Series C Note" shall mean one of the Notes, Series A Notes, Series B Notes and Series C Notes, respectively.

Payment of the principal of and premium (if any) and interest on the Notes will be unconditionally guaranteed by the Guarantors, as provided in §13, and each Note will have endorsed thereon a Guarantee of the Guarantors, in substantially the form of Exhibit A-4 hereto. The Notes will also be secured by and entitled to the benefits of the Security Agreement referred to below.

§2. Sale and Purchase of Notes; Closing. The Borrower agrees to issue and sell to each Purchaser and, subject to the terms and conditions hereof, each Purchaser severally agrees to purchase from the Borrower, at a purchase price of 100% of the principal amount thereof, Notes in the principal amount and of the series set forth opposite such Purchaser's name in Schedule I hereto.

The closing of the sale and purchase of the Notes (the "Closing") shall take place at 10:00 a.m., New York City time, on May 1, 1991, or on such other day as may be agreed upon by the Purchasers and the Borrower (the "Closing Date"), at the office of Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, NY 10005. At the Closing, the Borrower will deliver to each Purchaser one or more Notes, duly executed by the Borrower, with the Guarantee of each of the Guarantors endorsed thereon, dated the Closing Date, in denominations of at least $1,000,000 (plus one Note in such other lesser denomination as may be required), registered in such Purchaser's name or in the name of its nominee, and in the series and aggregate principal amount to be purchased by such Purchaser, all as such Purchaser may specify by timely notice to the Borrower (or, in the absence of such notice, one Note of each series to be purchased by such Purchaser registered in such Purchaser's name), against payment of the purchase price therefor by wire transfer of immediately available funds to National Westminster Bank PLC, New York, New York, ABA No. 026 002 749, for credit to the Borrower's account No. 93416 at such bank. If at the Closing the Borrower shall fail to tender such Notes as provided herein, or if at the Closing any of the conditions specified in §4 shall not have been satisfied, each Purchaser shall, at its election, be relieved of all obligations to purchase Notes under this Agreement, without prejudice to any other rights it may have by reason of such failure or such non-satisfaction.

§3. Representations of the Purchasers. Each Purchaser severally represents to the Borrower as follows:

3A. Purchase For Investment. Such Purchaser is purchasing the Notes to be purchased by it on the Closing Date for investment and not with a view to the distribution thereof, provided that the disposition of its property shall at all times be within its control.

3B. Source of Funds. Either:

(1) no part of the funds used by such Purchaser to purchase Notes hereunder will be from the assets of any separate account maintained by such Purchaser in which any employee benefit plan (or its related trust) has an interest; or

(2) if any part of such purchase will be from the assets of any separate account maintained by such Purchaser in which any employee benefit plan has an interest,

(a) such separate account is a "guaranteed contract separate account" entitled to the exemption granted by the Prohibited Transaction Class Exemption 81-82 issued by the United States Department of Labor,

(b) on or prior to the Closing Date such Purchaser shall have disclosed to the Borrower the name of each employee benefit plan the assets of which are in such separate account, or

(c) such separate account is a "pooled separate account" entitled to the exemption granted by the Prohibited Transaction Class Exemption 90-1 issued by the United States Department of Labor and on or prior to the Closing Date such Purchaser shall have disclosed to the Borrower the name of each employee benefit plan whose assets in such separate account exceed or are expected to exceed 10% of the total assets of such account as of the Closing Date (for purposes of this clause (c) all employee benefit plans maintained by the same employer or employee organization are deemed to be a single employee benefit plan).

As used in this Subsection, the terms "separate account" and "employee benefit plan" shall have the respective meanings assigned to them in ERISA.

§4. Conditions to Closing. The obligation of each Purchaser to purchase and pay for the Notes to be purchased by it at the Closing is subject to the satisfaction, prior to or at the Closing, of the following conditions:

4A. Security Agreement; Security Interest in Collateral. A Security and Collateral Agency Agreement in substantially the form of Exhibit B hereto (the "Security Agreement") shall have been executed and delivered by the Borrower, the Guarantors and the Collateral Agent, and all financing statements with respect to the Liens granted thereby shall have been duly filed in all places deemed necessary or appropriate by any Purchaser or special counsel for the Purchasers and the Collateral Agent shall have a valid and duly perfected first priority security interest in the Collateral.

4B. Representations and Warranties. All representations and warranties of the Borrower and the Guarantors contained in this Agreement and in the Security Agreement shall (except as affected by the transactions contemplated hereby and thereby) be true and correct in all material respects as of the Closing Date with the same effect as if made on such date.

4C. No Credit Downgrades. Since the date of the most recent financial statements of such Person furnished to the Purchasers pursuant to this Agreement, there shall have occurred no downgrading (whether of a full letter grade or less) by any two of Moody's, S&P and D&P of the respective ratings of any long-term debt securities of any Obligor or of any Person that individually constitutes a Substantial Participant.

4D. Performance of Covenants, etc. The Borrower and each Guarantor shall have performed all agreements to be performed by them under this Agreement and the Security Agreement on or prior to the Closing Date; no Default or Event of Default shall have occurred and be continuing; and neither the Borrower nor either Guarantor shall have consolidated with, merged into, or sold, leased, transferred or otherwise disposed of all or substantially all of its properties and assets to any Person.

4E. Pledged Agreements in Effect. Each of the Pledged Agreements shall be in full force and effect and shall not have been amended, modified or waived in any respect (other than a waiver of the 15-day notice requirement in respect of dividends to stockholders contained in Section 7D of the Equity Funding Agreements) and no default under or breach or violation of any thereof by any party thereto shall have occurred and be continuing (other than any default under Section 15A(iii) of the DC Support Agreements arising as a result of the bankruptcy of PSNH).

4F. Officers' Certificates. Such Purchaser shall have received from the Borrower and each Guarantor an Officers' certificate, dated the Closing Date, certifying that the conditions specified in Subsections B, C, D and E above have been satisfied.

4G. Opinions of Counsel. Such Purchaser shall have received opinions, dated the Closing Date and otherwise satisfactory in scope and substance to such Purchaser, from

(1) Kirk L. Ramsauer, Esq., Assistant General Counsel to the Borrower and the Guarantors,

(2) Palmer & Dodge, special counsel to the Borrower and the Guarantors,

(3) Orr and Reno, P.A., special New Hampshire counsel to the Borrower and the Guarantors,

(4) counsel satisfactory to such Purchaser for each Material Participant and each Material Equity Sponsor, and

(5) Milbank, Tweed, Hadley & McCloy, special counsel to the Purchasers,

in substantially the respective forms of Exhibits C-1, C-2, C-3, C-4 and C-5 hereto and covering such other matters incident to the transactions contemplated hereby as such Purchaser may reasonably request.

4H. Letters of Assurances of Participants and Equity Sponsors. Such Purchaser shall have received a Letter of Assurances, Consents and Acknowledgments (each a "Letter of Assurances")

(1) in substantially the form of Exhibit D-1 or D-3 hereto, as applicable, from each Material Participant, and

(2) in substantially the form of Exhibit D-2 or D-3 hereto, as applicable, from each Material Equity Sponsor.

Each Material Participant and Material Equity Sponsor shall have performed all agreements to be performed by it on or prior to the Closing Date under the Letter of Assurances delivered by it.

4I. Proceedings Satisfactory. All proceedings taken in connection with the issue and sale of the Notes and the consummation of the transactions contemplated hereby and by the Security Agreement and the Master Agreement and all documents and papers relating thereto shall be satisfactory to such Purchaser and its special counsel, and such Purchaser and its special counsel shall have received copies of such documents and papers, all in form and substance satisfactory to it and its special counsel, as it or they may reasonably request in connection therewith.

4J. Legal Investment. On the Closing Date the Notes to be purchased by such Purchaser shall be a legal investment for such Purchaser under the laws of each jurisdiction to which such Purchaser may be subject (without resort to any so-called basket provisions of such laws), and such Purchaser shall have received such certificates or other evidence as such Purchaser may reasonably request as to compliance with this condition.

4K. Private Placement Number. The Borrower shall have furnished such Purchaser with a certificate or other evidence satisfactory to its special counsel that the Borrower has, on the Purchasers' behalf, obtained a private placement number with respect to the Notes.

4L. Concurrent Transactions. On the Closing Date

(1) all outstanding Indebtedness under the Credit Agreement dated as of February 7, 1989 among the Borrower, the Guarantors and the banks named therein, shall be repaid and the commitments of such banks thereunder shall be terminated; and the Master Agreement dated as of February 7, 1989 between the Borrower and the Guarantors shall be terminated in a manner satisfactory to such Purchaser and the notes of the Guarantors issued under such Master Agreement shall be canceled, and

(2) the Borrower and the Guarantors shall have executed and delivered the Master Agreement and the Guarantors shall have executed and delivered the Master Notes in substantially the forms provided in the Master Agreement.

4M. Other Purchasers. The other Purchasers shall have purchased and made payment for the respective aggregate principal amounts of Notes to be purchased by them under this Agreement.

§5. Use of Proceeds. The Borrower will use the proceeds from the sale of the Notes hereunder to make loans to the Guarantors pursuant to the Master Agreement and the Guarantors will use the proceeds of such loans

A. to repay all outstanding Indebtedness under the Credit Agreement referred to in §4L,

B. to refund to Participants amounts billed and paid as part of the monthly support payments under the DC Support Agreements representing the excess of a 10-year book amortization schedule for the Project over a 25-year book amortization schedule, from November 1, 1990 through the Closing Date, and

C. to pay or refinance costs and expenses that have been or will be incurred by the Guarantors in connection with the Project (and, pending such application, proceeds will be invested in Permitted Investments).

§6. Prepayment of Notes. In addition to the payment of the entire unpaid principal amount of the Notes of each series at the final maturity thereof, the Borrower will make required, and may make optional, prepayments of the principal of the Notes as provided in this Section.

6A. Required Prepayments. The Borrower will prepay on the 17th day of each of the following months the respective principal amounts of the Notes of each series set forth, in each case together with accrued interest to the date of such prepayment but without premium:

(1) in the case of the Series A Notes:

Dates of Prepayments	Principal Amount
October 1991 through December 1991, inclusive	$3,130,000
January 1992 through March 2001, inclusive	$960,000

(2) in the case of the Series B Notes:

Dates of Prepayments	Principal Amount
May 2001 through December 2004, inclusive	$870,000
January 2005 through March 2007, inclusive	$480,000

(3) in the case of the Series C Notes:

Dates of Prepayments	Principal Amount
May 2007 through May 2015, inclusive	$460,000
June 2015 through September 2015, inclusive	$330,000

No partial prepayment of the Notes of any series pursuant to Subsection B or C below shall reduce the aggregate principal amount of the Notes of such series required to be prepaid on each subsequent prepayment date pursuant to this Subsection, except that after any such prepayment that constitutes a Special Event of Loss Prepayment the principal amount of the Notes to be prepaid on each subsequent date pursuant to this Subsection or paid at the final maturity of the Notes of any series shall be reduced, in inverse order of the dates on which such prepayments or payments are due, by respective amounts equal to the Allocable Shares (or portion thereof) in respect of each of such dates (before giving effect to such prepayment) of the Guarantor to which such Special Event of Loss Prepayment is attributable, to the end that the aggregate amount of such reductions shall equal the aggregate principal amount of the Notes so prepaid.

6B. <u>Required Prepayment Following an Event of Loss, etc</u>.

(1) If there shall occur an Event of Loss affecting all or substantially all of the portion of the Project owned by either Guarantor, upon notice given pursuant to Subsection D below, the Borrower will prepay all, but not less than all, of the Notes then outstanding, without premium, within 120 days after an Obligor first receives any proceeds in respect of such Event of Loss.

(2) If there shall occur an Event of Loss by reason of a taking or a series of related takings (by lawful exercise of the power of eminent domain) of a part of the Project (other than a taking covered by clause (1) above) and the aggregate proceeds received by all Obligors in respect of such Event of Loss shall exceed $10,000,000, upon notice given pursuant to Subsection D below, the Borrower will prepay, without premium, a principal amount of the Notes equal to

(a) in case such prepayment constitutes a Special Event of Loss Prepayment, the lesser of

(i) the entire amount (rounded to the nearest $1,000) of such proceeds, and

(ii) an amount (rounded to the nearest $1,000) equal to the aggregate amount of the Allocable Shares of the Guarantor to which such Prepayment is attributable in respect of all Notes at the time outstanding, and

(b) in any other case, the entire amount (rounded to the nearest $1,000) of such proceeds, in each case on the 17th day of the month next following the month in which the aggregate amount of such proceeds received by all Obligors first exceeds $10,000,000.

(3) If one or more Obligors shall receive additional proceeds in excess of $1,000,000 in respect of an Event of Loss theretofore giving rise to a prepayment pursuant to clause (2) above, the Borrower will from time to time prepay a principal amount of Notes equal to the entire amount (rounded to the nearest $1,000) of such additional proceeds, without premium, each such prepayment to be made, upon notice given pursuant to Subsection D below, on the 17th day of the month next following the month in which the aggregate amount of such additional proceeds received by one or more of the Obligors (and not theretofore applied to prepayments pursuant to clause (2) above or this clause (3)) first exceeds $1,000,000.

6C. Optional Prepayments. Upon notice given pursuant to Subsection D below, the Borrower, at its option, may prepay, on the 17th day of any month, all or from time to time any part of the Notes, in whole or in part (if in part, in a minimum aggregate principal amount of at least $10,000,000 and a multiple of $1,000,000), at the principal amount so prepaid, together with accrued interest thereon to the date of such prepayment plus a premium determined as follows:

(1) in the case of the Series A Notes, the applicable Yield Maintenance Premium for Notes of such series;

(2) in the case of the Series B Notes, the applicable Yield Maintenance Premium for Notes of such series, if such prepayment occurs before June 17, 2004, and thereafter without premium; and

(3) in the case of the Series C Notes, the applicable Yield Maintenance Premium for Notes of such series, if such prepayment occurs before January 17, 2012, and thereafter without premium.

6D. Notice of Prepayments. The Borrower will give each holder of Notes irrevocable written notice of each prepayment under Subsection B above not less than 15 nor more than 30 days prior to the date fixed for such prepayment and of each prepayment pursuant to Subsection C above not less than 30 nor more than 60 days prior to the date fixed for such prepayment, in each case specifying such date, the aggregate principal amount of the Notes of each series to be prepaid and the principal amount of each Note held by such holder to be prepaid, whether any Yield Maintenance Premium is then payable in respect of any Notes held by such holder and whether such prepayment constitutes a Special Event of Loss Prepayment. If such prepayment constitutes a Special Event of Loss Prepayment, such notice shall also set forth in reasonable detail the reasons why such prepayment constitutes a Special Event of Loss Prepayment and the computations used in determining the principal amount of the Notes of each series to be prepaid. If such prepayment constitutes a Special Event of Loss Prepayment and such prepayment is being made pursuant to Subsection C above, at the time at which the Borrower shall deliver such notice, it also shall deliver to each holder of Notes an Officers' Certificate of the Guarantor the damage to or destruction of whose property gave rise to such Special Event of Loss Prepayment stating that the Board of Directors of such Guarantor has determined that it is not necessary to apply the insurance or other proceeds resulting from such damage or destruction to the repair or reconstruction of such Guarantor's portion of the Project.

The Yield Maintenance Premium to be paid in connection with any prepayment of Notes of any series pursuant to Subsection C above shall be determined by the holder of the Notes of such series (or, if the Notes of such series are held by more than one holder, the institutional investor that is the holder of the highest unpaid principal amount of the Notes of such series at the time outstanding) and written notice of the amount thereof shall be furnished to the Borrower by such holder at least three Business Days prior to the date fixed for such prepayment, which notice shall set forth in reasonable detail the computation thereof, provided that such holder shall incur no liability to the Borrower, any other holder of Notes of such series or any other Person in connection with its making of, or failure to make, such determination. The Borrower shall deliver to each other holder of the Notes of such series a copy of such notice not later than one day after its receipt thereof. If such institutional investor shall fail to make such determination, then the Borrower shall do so and shall prepare and furnish such written notice of the amount thereof to each holder of the Notes of such series not later than two Business Days prior to the date fixed for such prepayment. Each such determination shall be binding upon the Borrower and all other holders of Notes of such series at the time outstanding, absent manifest error.

6E. Allocation of Partial Prepayments. Each prepayment of the principal of less than all of the outstanding Notes

(1) of any series pursuant to Subsection A above shall be applied pro rata among all Notes of such series, and

(2) pursuant to Subsection B or C above (other than any Special Event of Loss Prepayment) shall be applied pro rata among all Notes then outstanding,

in each case in units of $1,000 or multiples thereof among the holders of the Notes of such series or all Notes, as the case may be, in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment, with adjustments, to the extent practicable, to compensate for any prior such prepayments not made exactly in such proportion.

Each Special Event of Loss Prepayment in respect of less than all of the outstanding Notes shall be applied pro rata among all Notes then outstanding in respect of which the Allocable Share of the Guarantor to which such Prepayment is attributable exceeds zero, in each case in units of $1,000 or multiples thereof among the holders of such Notes in proportion, as nearly as practicable, as provided in the preceding sentence (adjusting as so provided in respect of prior prepayments).

6F. Maturity; Surrender, etc. In the case of each prepayment, the principal amount of each Note to be prepaid shall become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable premium, if any. From and after such date, unless the Borrower shall fail to pay such principal amount when so due and payable, together with the interest and premium, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall, promptly after such payment or prepayment, be surrendered to the Borrower and canceled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

6G. Repurchase of Notes. The Borrower will not, nor will it permit any Affiliate to, directly or indirectly acquire or make any offer to acquire any Notes except by way of payment at maturity or prepayment in accordance with the provisions of the Notes and this Agreement.

§7. Representations and Warranties of the Borrower. The Borrower represents and warrants to the Purchasers as follows:

7A. Corporate Existence and Good Standing. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts with all requisite power to own or hold under lease the assets it purports so to own or hold under lease, to transact the business in which it is engaged and to execute, deliver and perform this Agreement, the Notes, the Security Agreement and the Master Agreement, and the Borrower is qualified to do business in New Hampshire and all other states in which it is required to be qualified.

7B. Authorization, etc. This Agreement, the Notes, the Security Agreement and the Master Agreement have been duly authorized by all necessary corporate action on the part of the Borrower and this Agreement and the Master Agreement constitute, and upon execution and delivery thereof the Notes and the Security Agreement will constitute, legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms, subject as to the enforcement of remedies to applicable bankruptcy, reorganization, insolvency and similar laws affecting creditors' rights generally and to general principles of equity. As of the Closing Date, the Security Agreement shall have duly created a valid security interest in the Collateral in favor of the Collateral Agent and such security interest shall have been duly perfected as a first priority security interest.

7C. No Legal Bar. The execution and delivery of this Agreement, the Notes, the Security Agreement and the Master Agreement, the consummation of the transactions contemplated hereby and thereby, and the performance of the provisions hereof and thereof have not resulted and will not result in any violation or breach of, any default under or, except as specifically contemplated hereby, the creation of any Lien in respect of any of the Borrower's property pursuant to its charter or by-laws, any Order of any Governmental Body or any statute, rule or regulation applicable to it or any agreement or instrument to which it is a party or by which it is bound.

As used in this Agreement, the term "Governmental Body" includes any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign; and the term "Order" includes any order, writ, injunction, decree, judgment, award, determination, direction or demand.

7D. Financial Statements. The Borrower has delivered to each Purchaser balance sheets of the Borrower as of the last day of each of the fiscal years ended December 31, 1989 through 1990, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of such fiscal years, certified by Coopers & Lybrand, independent public accountants. Such financial statements have been prepared in accordance with GAAP and present fairly its financial condition as of the dates of such balance sheets and the results of its operations for the fiscal years then ended. The Borrower has no material liabilities not reflected in such balance sheet as of December 31, 1990, and since such date there has been no material adverse change in its business, operations, affairs or condition (financial or other).

7E. Taxes. The Borrower has filed all tax returns which are required to be filed, and has paid all taxes as shown on said returns and all other taxes and assessments that have become due and before they have become delinquent. All tax liabilities are adequately provided for on the Borrower's books. None of the Borrower's tax liabilities have been examined and closed for any fiscal year.

7F. Litigation, etc. There is no action, proceeding or investigation pending or, to the Borrower's knowledge, threatened which questions the validity of this Agreement, the Notes, the Security Agreement or the Master Agreement or any action taken or to be taken pursuant hereto or thereto or which might reasonably be expected to result, either in any case or in the aggregate, in any material adverse change in the Borrower's business, operations, affairs or condition (financial or other) or which might impair the Borrower's ability to perform its obligations under this Agreement, the Notes, the Security Agreement or the Master Agreement.

7G. Legal Compliance. The Borrower is not in violation of any term of its charter or by-laws or in violation in any material respect of any term of any Order of any Governmental Body, any statute, rule or regulation applicable to it or any material agreement or instrument to which it is a party or by which it is bound.

7H. Employee Retirement Income Security Act of 1974. The Borrower has not incurred (1) any material "accumulated funding deficiency" within the meaning of Section 412 of the Code, and Section 302 of the Employee Retirement Income Security Act of 1974 ("ERISA"), or (2) any material liability to the Pension Benefit Guaranty Corporation established under ERISA in connection with any employee benefit plan established or maintained by it; nor has the Borrower had any tax assessed against it by the Internal Revenue Service for any alleged violation under Section 4975 of the Code. The transactions contemplated by this Agreement, the Security Agreement, the Notes and the Master Agreement will not constitute a prohibited transaction (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) that could subject the Borrower or any holder of a Note to any tax or penalty on prohibited transactions imposed under said Section 4975 of the Code or by Section 502(i) of ERISA.

7I. Disclosure. The Borrower is not subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended. The Borrower has furnished the Purchasers with a Confidential Private Placement Memorandum dated January 1991 relating to the Notes (the "Memorandum"). As of their respective dates, none of this Agreement, the Memorandum or any other document, certificate or statement furnished to the Purchasers by or on behalf of the Borrower in connection with the transactions contemplated hereby contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances in which such statements were made, not misleading. There is no fact known to the Borrower which materially adversely affects or in the future may (so far as the Borrower can now foresee) materially adversely affect its business, operations, affairs or condition (financial or other) or any of its properties or assets.

7J. Consents and Permits. No authorization, license, permit, consent, order, approval or franchise of, nor any declaration, filing or registration with, any Governmental Body is required for the Borrower's execution and delivery of this Agreement, the Notes, the Security Agreement or the Master Agreement or any instrument contemplated hereby or thereby or for its performance of any of the terms or conditions hereof or thereof, except for those described in Exhibit E hereto (collectively, the "Project Permits"). Each Project Permit has been obtained, is final and in full force and effect, has not been modified in any way and is not subject to any pending or threatened appeal or attack by way of direct proceedings or otherwise and the time within which any such appeal or attack may be brought which could affect the validity of this Agreement, the Notes, the Security Agreement or the Master Agreement has expired. All terms and conditions of each Project Permit required to be satisfied or performed prior to the date hereof have been duly satisfied and performed. True and correct copies of each of the Project Permits identified in Exhibit E with an asterisk have been furnished to the Purchasers and their special counsel.

7K. Indebtedness and Liens; No Defaults. Exhibit F hereto sets forth a complete and correct list of (1) all of the Borrower's outstanding Indebtedness and any Liens securing such Indebtedness and (2) all of the Borrower's Investments and Guarantees. The Borrower is not in default in respect of any such Indebtedness or under any mortgage, deed of trust, indenture, loan agreement or other agreement relating thereto.

7L. Investment Company Act. The Borrower is not an "investment company" or a company "controlled" by or acting on behalf of an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

7M. Public Utility Holding Company Act; Federal Power Act. The Borrower is a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended. The Borrower is not a "public utility", as such term is defined in the Federal Power Act, as amended.

7N. Ownership of Borrower, etc. The Guarantors are the registered owners of all the Borrower's issued and outstanding capital stock, all of which has been validly issued and is fully paid and nonassessable. The Borrower owns no capital stock of, or interest in, any other Person.

7O. Single Purpose Entity. The Borrower is a single-purpose entity whose sole business is to provide financing for the Guarantors with respect to the Project. The Borrower is not a party to any agreement with respect to the Project or otherwise except this Agreement, the Notes, the Security Agreement, the Master Agreement, the Credit Agreement referred to in §4L and financing documents related to said Credit Agreement.

7P. Compliance with Federal Reserve Board Regulations. No part of the proceeds from the sale of the Notes will be used, directly or indirectly, for the purpose of buying or carrying any "margin stock" within the meaning of Regulation G of the Board of Governors of the Federal Reserve System (12 CFR 207), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Borrower in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).

7Q. Foreign Assets Control Regulations. Neither the sale of the Notes by the Borrower nor its use of the proceeds thereof will violate the Foreign Assets Control Regulations, the Foreign Funds Control Regulations, the Cuban Assets Control Regulations, the Iranian Assets Control Regulations, the South African Transactions Regulations, the Libyan Sanctions Regulations, the Iranian Transactions Regulations or the Panamanian Transactions Regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or the Comprehensive Anti-Apartheid Act of 1986(P.L. 99-400) or Executive Orders 12722 and 12724 (55 Fed. Reg. 31803 and 55 Fed. Reg. 33089) Blocking Iraqi Government Property and Prohibiting Transactions with Iraq and Executive Orders 12723 and 12725 (55 Fed. Reg. 31805 and 55 Fed. Reg. 33091) Blocking Kuwaiti Government Property and Prohibiting Transactions with Kuwait.

7R. Offering of Notes. Neither the Borrower nor anyone acting on its behalf has offered the Notes or the Guarantees endorsed thereon or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and 94 other institutional investors. Neither it nor anyone acting on its behalf has taken, or will take, any action which would subject the issuance or sale of the Notes to Section 5 of the Securities Act of 1933, as amended.

7S. Title. The Borrower has good title to its properties and assets, and none of such properties and assets is subject to any Lien, except for Liens to be discharged at or before the Closing.

§8. Representations and Warranties of the Guarantors. Each Guarantor severally represents and warrants as to itself to the Purchasers as follows:

8A. Corporate Existence and Good Standing. Such Guarantor is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation as set forth in the preamble to this Agreement, with all requisite power to own or hold under lease its assets, to transact the business in which it is engaged and to execute, deliver and perform this Agreement, the Guarantees of such Guarantor endorsed on the Notes, the Security Agreement and the Pledged Agreements to which it is a party, and such Guarantor is qualified to do business in all states in which it is required to be qualified.

8B. Corporate Power and Authorization, etc. This Agreement, the Guarantees of such Guarantor endorsed on the Notes, the Security Agreement and the Pledged Agreements to which it is a party have been duly authorized by all necessary corporate action on the part of such Guarantor and all necessary action on the part of such Guarantor's Advisory Committee (as defined in the respective DC Support Agreements), and this Agreement and the Pledged Agreements to which it is a party (other than the Master Note to be executed and delivered by it) constitute, and upon such Guarantor's execution and delivery thereof the Security Agreement, the Guarantees of such Guarantor endorsed on the Notes and such Master Note will constitute, legal, valid and binding obligations of such Guarantor enforceable against it in accordance with their respective terms, subject as to the enforcement of remedies to applicable bankruptcy, reorganization, and similar laws affecting creditors' rights generally and to general principles of equity. As of the Closing Date, the Security Agreement shall have duly created a valid security interest in the Collateral in favor of the Collateral Agent and such security interest shall have been duly perfected as a first priority security interest.

8C. No Legal Bar. The execution and delivery of this Agreement, the Guarantees of such Guarantor endorsed on the Notes, the Security Agreement and the Pledged Agreements to which it is a party, the consummation of the transactions contemplated hereby and thereby, and the performance of the provisions hereof and thereof have not resulted and will not result in any violation or breach of, any default under or, except as specifically contemplated hereby, the creation of any Lien in respect of any of such Guarantor's property pursuant to its charter or by-laws, any Order of any Governmental Body, any statute, rule or regulation applicable to it or any agreement or instrument to which it is a party or by which it is bound.

8D. Financial Statements, etc. Such Guarantor has delivered to each Purchaser its balance sheets as of the last day of each of the fiscal years ended December 31, 1989 through 1990, and the related statements of income, cash flows and changes in shareholders' equity for each of such years, certified by Coopers & Lybrand, independent public accountants. Such financial statements have been prepared in accordance with GAAP and present fairly its financial condition as of the dates of such balance sheets and the results of its operations for the fiscal years then ended. Such Guarantor has no material liabilities not reflected in such balance sheet as of December 31, 1990, and since such date there have been no material adverse changes in its business, operations, affairs or condition (financial or other).

8E. Taxes. Such Guarantor has filed all tax returns which are required to be filed, and has paid all taxes as shown on said returns and all other taxes and assessments that have become due and before they have become delinquent. All tax liabilities are adequately provided for on such Guarantor's books. All of such Guarantor's tax liabilities have been examined and closed for all fiscal years up to and including the fiscal year ended December 31, 1985.

8F. Litigation, etc. There is no action, proceeding or investigation pending or, to such Guarantor's knowledge, threatened which questions the validity of this Agreement, the Guarantees of such Guarantor endorsed on the Notes, the Security Agreement or any Pledged Agreement to which it is a party or any action taken or to be taken pursuant hereto or thereto or which might reasonably be expected to result, either in any case or in the aggregate, in any material adverse change in its business, operations, affairs or condition (financial or other) or which might impair such Guarantor's ability to perform its obligations under this Agreement, the Guarantees of such Guarantor endorsed on the Notes, the Security Agreement or the Pledged Agreements to which it is a party.

8G. Legal Compliance. Such Guarantor is not in violation of any term of its charter or by-laws or in violation in any material respect of any term of any Order of any Governmental Body, any statute, rule or regulation applicable to it or any material agreement or instrument to which it is a party or by which it is bound.

8H. Employee Retirement Income Security Act of 1974. Such Guarantor has not incurred (1) any material "accumulated funding deficiency" within the meaning of Section 412 of the Code, and Section 302 of the ERISA, or (2) any material liability to the Pension Benefit Guaranty Corporation established under ERISA in connection with any employee benefit plan established or maintained by it; nor has such Guarantor had any tax assessed against it by the Internal Revenue Service for any alleged violation under Section 4975 of the Code. The transactions contemplated by this Agreement, the Security Agreement, the Notes and the Master Agreement will not constitute a prohibited transaction (as such term is defined in Section 4975 of the Code or Section 406 of ERISA) that could subject such Guarantor or any holder of a Note to any tax or penalty on prohibited transactions imposed under said Section 4975 of the Code or by Section 502(i) or (1) of ERISA.

8I. Disclosure. Such Guarantor is not subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended. As of their respective dates, none of this Agreement, the Memorandum, or any other document, certificate or statement furnished to the Purchasers by or on behalf of it in connection with the transactions contemplated hereby contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances in which such statements were made, not misleading. There is no fact known to such Guarantor which materially adversely affects or in the future may (so far as it can now foresee) materially adversely affect its business, operations, affairs or condition (financial or other) or any of its properties or assets.

8J. Consents and Permits. No authorization, license, permit, consent, order, approval or franchise of, nor any declaration, filing or registration with, any Governmental Body is required for such Guarantor's execution and delivery of this Agreement, the Guarantees of such Guarantor endorsed on the Notes, the Security Agreement or any Pledged Agreement to which it is a party or any instrument contemplated hereby or thereby or for its performance of any of the terms or conditions hereof or thereof, except for the Project Permits. Each Project Permit has been obtained, is final and in full force and effect, has not been modified in any way and is not subject to any pending or threatened appeal or attack by way of direct proceedings or otherwise and the time within which any such appeal or attack may be brought which could affect the validity of this Agreement, such Guarantees, the Security Agreement or any of such Pledged Agreements has expired. All terms and conditions of each Project Permit required to be satisfied or performed prior to the date hereof have been duly satisfied and performed. The Project Permits include, without limitation, all such authorizations, licenses, permits, consents, orders, approvals, rights and franchises of Governmental Bodies as are necessary to construct, own and operate the Project.

8K. Indebtedness and Liens; No Defaults. Exhibit F hereto sets forth a complete and correct list of (1) all of such Guarantor's Indebtedness and any Liens securing such Indebtedness and (2) all of such Guarantor's Investments and Guarantees (other than the Guarantees in respect of the Notes). Such Guarantor is not in default in respect of any such Indebtedness or under any mortgage, deed of trust, indenture, loan agreement or other agreement relating thereto.

8L. Investment Company Act. Such Guarantor is not an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

8M. Public Utility Holding Company Act. It is a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended. Such Guarantor is a "public utility", as such term is defined in the Federal Power Act, as amended. The Project Permits include all authorizations, consents, orders, approvals, declarations, filings and registrations required under said Acts in connection with such Guarantor's execution and delivery of this Agreement, the Guarantees endorsed on the Notes, the Security Agreement and the Pledged Agreements to which it is a party and any instrument contemplated hereby or thereby and for its performance of the terms and conditions hereof and thereof.

8N. Title. Such Guarantor has good title to its properties and assets, and none of such properties and assets is subject to any Lien except for Liens permitted by this Agreement and except for Liens to be discharged on or before the Closing Date. Such Guarantor enjoys peaceful and undisturbed possession under all leases of real property on which facilities operated by it are situated, and all such leases are valid and subsisting and are in full force and effect.

8O. Environmental Compliance. Except as disclosed in Exhibit G hereto, to such Guarantor's knowledge after due inquiry there has been no generation, treatment, use or storage on, or disposal, release, spill, escape on or from, the Project or any other property owned, occupied or operated by such Guarantor, its predecessor in interest or any other person for whose conduct it is responsible, of any industrial, toxic or hazardous substances or solid or hazardous waste material or substance ("Hazardous Materials") in violation of common law, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§6901, et seq.), or any applicable state laws relating to the protection of human health, safety and the environment or the release or threatened release of Hazardous Materials, as each may have been amended, or any regulation under or any interpretations of the foregoing (collectively, the "Environmental Laws"), and such Guarantor has not received any notice or made any discovery, after reasonable inquiry of its employees, of any violation relating to the Environmental Laws arising out of its activities or the activities of anyone else on the Project or such other property. Except as disclosed in Exhibit G hereto, to such Guarantor's knowledge after due inquiry, there are and have been no above-ground or underground storage tanks, vessels or related equipment or containers, and no electrical transformers or other equipment containing polychlorinated biphenyls, owned or operated by such Guarantor or located on the property included in the Project, which are subject to the Environmental Laws or other Federal, state or local laws and regulations. No item disclosed in Exhibit G will cause or result in any liability to such Guarantor that might, individually or in the aggregate, reasonably be expected to have a material adverse effect on its business, operations, affairs or condition (financial or other).

8P. Single Purpose Entity. Such Guarantor is a single purpose entity organized for the sole purpose of carrying out the construction, ownership, operation and maintenance of its portion of the Project.

8Q. Ownership of Borrower, etc. Such Guarantor is the registered and beneficial owner of 50% of the Borrower's issued and outstanding capital stock, all of which has been validly issued and is fully paid and nonassessable and free and clear of all Liens. Such Guarantor owns no capital stock of, or interest in, any other Person.

8R. Ownership of Stock, etc. The Equity Sponsors are the registered owners of all outstanding shares of such Guarantor's capital stock in the percentages set forth in Exhibit H hereto, all of which capital stock has been validly issued, is fully paid and nonassessable and, to the best of such Guarantor's knowledge, except as provided in the Equity Funding Agreements, is owned by the Equity Sponsors free and clear of all Liens. With respect to authorized but unissued shares, except as specified in the Equity Funding Agreements, there are no options, warrants, subscriptions, conversion or preemptive rights or other agreements, commitments or restrictions to which any of such shares of capital stock are or may become subject on or after the date of this Agreement. With respect to outstanding stock, to the best of such Guarantor's knowledge, except as specified in the Equity Funding Agreements, there are no options, warrants or subscriptions, conversion or preemptive rights or other agreements, commitments or restrictions to which any of such shares of capital stock are or may become subject on or after the date of this Agreement.

8S. Participants, Equity Sponsors, etc. Exhibit H hereto completely, correctly and separately identifies (1) each Participant, (2) the Participating Share (as defined in the DC Support Agreements) of each Participant, (3) each Credit Enhanced Participant, (4) each Equity Sponsor and (5) the Equity Share (as defined in the Equity Funding Agreements) of each Equity Sponsor.

8T. Compliance with Federal Reserve Board Regulations. No part of the proceeds from the making of the loans evidenced by the Master Note of such Guarantor will be used, directly or indirectly, for the purpose of buying or carrying any "margin stock" within the meaning of Regulation G of the Board of Governors of the Federal Reserve System (12 CFR 207), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve such Guarantor in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).

8U. Foreign Assets Control Regulations. Neither the making of the loans evidenced by the Master Note of such Guarantor nor such Guarantor's use of the proceeds thereof will violate the Foreign Assets Control Regulations, the Foreign Funds Control Regulations, the Cuban Assets Control Regulations, the Iranian Assets Control Regulations, the South African Transactions Regulations, the Libyan Sanctions Regulations, the Iranian Transactions Regulations or the Panamanian Transactions Regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or the Comprehensive Anti-Apartheid Act of 1986 (P.L. 99-400) or Executive Orders 12722 and 12724 (55 Fed. Reg. 31803 and 55 Fed. Reg. 33089) Blocking Iraqi Government Property and Prohibiting Transactions with Iraq and Executive Orders 12723 and 12725 (55 Fed. Reg. 31805 and 55 Fed. Reg. 33091) Blocking Kuwaiti Government Property and Prohibiting Transactions with Kuwait.

8V. Project Complete. The Project has been completed substantially in accordance with the terms of (1) the Contract for Construction of the North Section of the New England/Hydro-Quebec Phase II =/-450 kV DC Transmission Line dated April 7, 1988 between NHH and Irby Construction Company, (2) the Contract for Construction of the South Section of the New England/Hydro-Quebec Phase II =/-450 kV DC Transmission Line dated February 10, 1988 between NHH and NEH and Seaward Corporation and (3) the Contract for Work to be Performed at the Sandy Pond and Comerford Converter Terminals dated as of December 18, 1986 between NEH and ASEA Power Systems Inc., except for those items set forth in a letter dated April 24, 1991 from Jeffrey A. Donahue to Goran Edstam, a copy of which shall have been furnished to the Purchasers prior to or at the Closing, none of which items, individually or in the aggregate, are material to the substantial completion of the Project or materially impair its commercial operation.

8W. Effective Date. The "Effective Date", as defined in the DC Support Agreements and the Equity Funding Agreements, has occurred.

8X. PSNH Assumption. PSNH has assumed the DC Support Agreements, within the meaning of Section 365 of the Federal Bankruptcy Code.

8Y. Pledged Agreements. The Guarantor has delivered to each Purchaser and its special counsel complete and correct copies of the DC Support Agreement and the Equity Funding Agreement to which it is a party and all modifications, amendments, waivers and supplements thereto. Each of such Agreements is in full force and effect and there is no presently effective waiver of any obligations thereunder of any party thereto (other than a waiver of the 15-day notice requirement in respect of dividends to stockholders contained in Section 7D of the Equity Funding Agreements) and no party thereto is in default under any such Agreement (other than a default under Section 15A(iii) of the DC Support Agreements arising as a result of the bankruptcy of PSNH).

§9. Affirmative Covenants. Each Obligor hereby severally covenants and agrees that, from and after the date hereof and so long as any Note remains outstanding:

9A. Corporate Existence. Such Obligor will maintain (1) its corporate existence, (2) if such Obligor is the Borrower, its qualification as a foreign corporation in New Hampshire, and (3) if such Obligor is a Guarantor, its qualification in such jurisdictions, and such other rights, franchises, licenses and permits of Governmental Bodies as may be necessary or appropriate to construct, own and operate the Project.

9B. Obligations and Taxes. Such Obligor will pay promptly all taxes and assessments imposed upon it or upon its income or profits or any of its property before the same shall be in default, as well as all lawful claims for labor, materials and supplies which, if unpaid, might become a lien or charge upon such properties; provided that such Obligor shall not be required to pay any such tax or assessment so long as (1) the validity thereof shall be contested in good faith by appropriate proceedings diligently pursued and such contest poses no threat to the Collateral and (2) such Obligor shall have made such reserves or other appropriate provision, if any, in respect thereof as shall be required by GAAP.

9C. Financial Statements and Reports. Such Obligor will furnish to each Purchaser and each other holder of a Note:

(1) within 90 days after the end of each fiscal year, such Obligor's balance sheet as of the end of such fiscal year and the related statements of operations, shareholders' equity and cash flows for such fiscal year, all in reasonable detail, stating in comparative form the respective figures as of the end of and for the previous fiscal year and certified by Coopers & Lybrand or other independent public accountants of recognized national standing selected by such Obligor as presenting fairly in accordance with GAAP the information contained therein;

(2) within 60 days after the end of each quarter of each fiscal year, such Obligor's balance sheet as of the last day of such fiscal quarter and the related statements of operations, shareholders' equity and cash flows for such quarter and the portion of the fiscal year then ended, all in reasonable detail, stating in comparative form the respective figures as of the end of and for corresponding periods in the previous fiscal year and certified by such Obligor's principal financial officer as presenting fairly in accordance with GAAP the information contained therein;

(3) together with the financial statements delivered pursuant to clause (1) or (2) above,

(i) in the case of each Guarantor, a written statement of such Guarantor's principal financial officer setting forth computations in reasonable detail showing, as at the end of such quarter or fiscal year,

(1) the maximum amount of Indebtedness that such Guarantor could then incur under §10A(4) and

(2) the maximum amount of Restricted Payments that such Guarantor could then make under §10E, and

(ii) an Officers' Certificate of such Obligor, dated as of the date it is given to such Purchaser or other holder, stating that, based upon such examination or investigation as the officers signing such certificate shall have deemed necessary to enable them to render an informed opinion in respect thereof, in their opinion, no Default or Event of Default existed at any time during such quarter or fiscal year and to the date of such Certificate except for those, if any, described in such Certificate in reasonable detail, with a statement of the action with respect thereto taken or proposed;

(4) together with the financial statements delivered pursuant to clause (1) above, a written statement of the accountants certifying as to such financial statements stating that, in making the examination necessary for their report on its financial statements for that year, they obtained no knowledge of any Default or Event of Default or, if such accountants shall have obtained knowledge of any such event, specifying the same and the nature and status thereof;

(5) promptly after receipt by such Obligor, copies of any report as to material inadequacies in accounting controls (including reports as to the absence of any such inadequacies) submitted by independent accountants in connection with any audit of it;

(6) as soon as available, copies of any proxy statement, financial statement or report that such Obligor sends or makes available generally to any of its security holders generally and of all regular and periodic reports (other than routine filings under the Public Utility Holding Company Act of 1935, as amended) and registration statements (other than on Form S-8 or a similar form) which it files with the Securities and Exchange Commission or with any securities exchange;

(7) promptly after any such Obligor obtains knowledge of any Default or Event of Default, an Officers' Certificate describing such event in reasonable detail, with a statement of any action with respect thereto taken or proposed;

(8) promptly after the occurrence of any Event of Loss, notice thereof describing such occurrence in reasonable detail;

(9) in the case of the Borrower, promptly following any adjustment in the Allocable Shares or Applicable Percentages of the Guarantors as a result of a Special Event of Loss Prepayment, an Officers' Certificate of the Borrower setting forth the Adjusted Allocable Shares and Adjusted Applicable Percentages and computations in reasonable detail showing the manner which the same were calculated;

(10) promptly following a request therefor by such Purchaser or such other holder or any prospective purchaser of any Note identified to such Obligor by such Purchaser or such other holder, such information as such Obligor must deliver in order to permit the sale or other transfer of a Note pursuant to Rule 144A under the Securities Act of 1933, as amended; and

(11) such other information regarding the operations, business, affairs and condition (financial and other) of such Obligor that such Purchaser or any other holder of any Note may from time to time reasonably request.

9D. Maintenance and Operation of Properties. Such Obligor will maintain and keep, or cause to be maintained and kept, its material properties in good repair, working order and condition, and from time to time make or cause to be made all needful and proper repairs, renewals, replacements and improvements to such properties so that the business carried on in connection therewith may be properly conducted, provided that nothing in this Subsection shall prevent it from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and not disadvantageous to the holders of the Notes.

9E. Insurance. Such Obligor will carry and maintain in full force and effect at all times in financially sound and reputable insurers (or, as to workers' compensation or similar insurance, in an insurance fund or by self-insurance authorized by the jurisdiction in which its operations are carried on) insurance against such risks as are usually insured against by corporations of established reputation engaged in the same or similar businesses and similarly situated.

9F. Compliance with Laws and Agreements. Such Obligor will comply with all applicable statutes, ordinances, rules and regulations of each Governmental Body having jurisdiction over its business, and with all of its contractual obligations noncompliance with which might have a material adverse effect on its business, operations, affairs or condition (financial or other).

9G. Records; Inspection. Such Obligor will

(1) keep proper books of account in which complete and accurate entries will be made of all transactions in accordance with GAAP, and, if such Obligor is a Guarantor, maintain proper records of the construction and operation of the Project;

(2) permit each Purchaser and any other holder of a Note to visit and inspect the properties of such Obligor, examine and copy its books of record and account, and discuss its affairs, finances and accounts with its officers, employees and independent public accountants, all at such reasonable times as such Purchaser or such other holder may desire; and

(3) in the case of the Borrower, keep a copy of this Agreement and the Security Agreement (as at the time in effect) available for inspection at its principal executive office during normal business hours by any holder of a Note or any prospective purchaser of a Note designated by a holder thereof.

9H. Governmental Permits. Such Obligor will obtain and maintain in full force and effect such authorizations, licenses, permits, consents, orders, approvals and franchises of any Governmental Body as may be required in connection with the transactions contemplated by this Agreement, the Security Agreement, any Pledged Agreement to which it is a party or the Project.

§10. Negative Covenants. Each Obligor further hereby severally covenants and agrees that, from and after the date hereof and so long as any Note remains outstanding:

10A. Indebtedness. Such Obligor will not, directly or indirectly, create, incur, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness except:

(1) in the case of the Borrower, Indebtedness evidenced by the Notes;

(2) in the case of a Guarantor, Indebtedness evidenced by (a) the Master Notes and (b) the Guarantees in respect of the Notes;

(3) Indebtedness the proceeds of which are concurrently applied to the prepayment of Notes pursuant to §6C;

(4) additional Indebtedness (but excluding, in the event of any overlap, Indebtedness incurred in compliance with clause (6) below) the proceeds of which are used solely for the purpose set forth in §5, provided that (x) any such additional Indebtedness on which the Borrower becomes liable shall be guaranteed by the Guarantors and (y) on the date on which either Guarantor becomes liable with respect to any such additional Indebtedness and immediately after giving effect thereto and to the concurrent retirement of other Indebtedness, the aggregate outstanding principal amount of (a) such additional Indebtedness and (b) all other Indebtedness that it has incurred under this clause (4) and clauses 2(b), (3) and (5) of this Subsection, shall not exceed 70% of its Total Capitalization;

(5) Indebtedness that constitutes an extension, renewal or refunding of any Indebtedness incurred in compliance with clause (3) or (4) above, provided that the

outstanding principal amount of such Indebtedness immediately prior to such extension, renewal or refunding is not increased; and

(6) unsecured Indebtedness (including borrowings from the NEES Money Pool) used solely to provide working capital for such Obligor or another Obligor, provided that on the date on which it becomes liable with respect to any such Indebtedness and immediately after giving effect thereto and to the concurrent retirement of other Indebtedness incurred in compliance with this clause, the aggregate outstanding principal amount of Indebtedness of all Obligors incurred in compliance with this clause (without duplication) shall not exceed $25,000,000.

10B. Liens. Such Obligor will not, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any of its property or assets (including any document or instrument in respect of goods or accounts receivable), whether now owned or hereafter acquired, or any income or profits therefrom, except:

(1) Liens securing the Notes and the Guarantees thereof;

(2) Liens securing Indebtedness incurred in compliance with clause (3), (4) or (5) of Subsection A above, provided that, at or prior to the date on which such Lien shall be created, incurred, assumed or permitted to exist,

(a) such Obligor shall cause effective provision to be made whereby the Notes shall be secured equally and ratably in a manner satisfactory to the Majority Noteholders with any and all Indebtedness secured by such Liens,

(b) such Obligor shall have delivered to the Collateral Agent and each holder of Notes as of such date

(i) an Officers' Certificate in form and substance satisfactory to the Majority Noteholders and

(ii) an opinion, in form and substance satisfactory to the Majority Noteholders, of counsel satisfactory to the Majority Noteholders,

stating that such Lien has been created, incurred, assumed or permitted to exist in compliance with this clause (2) and

(c) each holder of the Indebtedness secured by such Liens shall have entered into (or by the express terms of the documents relating to such Indebtedness be deemed to have entered into) an intercreditor agreement, in form and substance satisfactory to the Majority Noteholders, with respect to such Liens, the enforcement thereof and other matters reasonably related thereto and a copy of said agreement shall have been delivered to each holder of Notes at the time;

(3) (a) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen for sums not yet due or the payment of which is not at the time required, (b) Liens incurred (i) in connection with workers' compensation, unemployment and other types of social security or (ii) to secure (or to obtain letters of credit that secure) the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sale contracts and other similar obligations, and (c) other Liens similar to the foregoing, in each case arising in the ordinary course of business and not in connection with the incurrence of Indebtedness which do not in the aggregate materially impair the use or value of the properties or assets of such Obligor or the conduct of its business;

(4) Liens for taxes, assessments and other governmental charges the payment of which is not at the time required under §9B; and

(5) Liens created by the mortgage indentures of the lessors under leases to which the Guarantors are parties as of the Closing Date.

For the purposes of this Subsection B, any Lien existing on property when acquired shall be deemed to have been created at the time of acquisition.

10C. <u>Guarantees</u>. Such Obligor will not become obligated with respect to any Guarantee, except:

(1) the Guarantees endorsed on the Notes and set forth in §13;

(2) in the case of a Guarantor, Guarantees permitted by Subsection A above of other Indebtedness of the Borrower permitted by said Subsection; or

(3) indemnities in respect of unfiled mechanics' liens relating to the Project; and

(4) indemnities to Governmental Bodies in respect of expenses incident to easements obtained for the benefit of the Project.

10D. Sales. Such Obligor will not sell, lease or otherwise dispose of (including without limitation in a sale and leaseback transaction) any assets constituting a part of the Project except in the ordinary course of business.

10E. Restricted Payments. Such Obligor, if it is a Guarantor, will not, directly or indirectly, declare, pay, make or set apart any sum for any Restricted Payment unless, immediately after giving effect thereto,

(1) no Default or Event of Default shall have occurred and be continuing and

(2) such Obligor shall then be entitled to incur at least $1 of additional Indebtedness under clause (4) of Subsection A above.

Such Obligor will not declare any Restricted Payment payable other than in cash or more than 90 days after the declaration date.

10F. ERISA. Such Obligor will not permit any "employee pension benefit plan" (as defined in Section 3 of ERISA) maintained by it or to which it makes contributions to (1) engage in any "prohibited transaction" (as defined in Section 4975 of the Code), (2) incur any "accumulated funding deficiency" (as defined in Section 302 of ERISA) whether or not waived, or (3) terminate in a manner which could result in the imposition of a lien or encumbrance on its assets pursuant to Section 4068 of ERISA.

10G. Amendment of Agreements. Such Obligor will not, and will not permit any other Person to, amend, supplement, otherwise modify, terminate, waive or exercise any remedies following a default by any party in respect of,

(1) either Master Note, the Master Agreement, Section 4, 12, 13, 14, 16, 17, 19, 20B, 20F or 20G of either DC Support Agreement, Section 8, 9, 11, 17A or 17B of the Equity Funding Agreement to which NEH is a party or Section 8, 9, 10, 16A or 16B of the Equity Funding Agreement to which NHH is a party, or

(2) any other provision of either DC Support Agreement or either Equity Funding Agreement if the effect thereof would be to

(a) reduce the Participating Shares of any of New England Power Company, Connecticut Light and Power Company, Western Massachusetts Electric Company, Boston Edison Company or Central Maine Power Company below their respective Participating Shares as of the Closing Date,

(b) change the unconditional nature of the payments under such agreements or release any Participant from its obligation to make such payments,

(c) change the dates on which such payments must be made or shorten the term of such agreements,

(d) reduce the amount of such payments, or

(e) otherwise adversely affect rights of any holder of the Notes in respect of such payments;

provided that such Obligor may (i) amend, supplement or modify (x) the DC Support Agreements and the Equity Funding Agreements, with the prior written consent of the holder or holders of a majority of the unpaid principal amount of all Notes at the time outstanding, to make administrative or procedural changes which have no financial impact on the obligations of the parties thereto and (y) the DC Support Agreements, without the consent of any holder of a Note, to increase the return on equity percentage used in calculating the Support Charge (as defined in each DC Support Agreement) or to decrease such return on equity, if such decrease is required by a Governmental Body, and (ii) exercise remedies under either DC Support Agreement that could not be disadvantageous to the interests of the holders of the Notes, but only so long as (x) no Default or Event of Default shall at the time have occurred and be continuing and (y) such Obligor shall have provided prompt notice to the holders of the Notes of such exercise (prior to such exercise to the extent feasible). Promptly after the execution of each such amendment, supplement or modification an Obligor will provide a copy thereof to each holder of a Note.

10H. Issue or Transfer of Borrower Stock. Such Obligor will not issue, transfer or otherwise dispose of any of the Borrower's common stock, par value $5 per share, if the effect thereof would be to alter the respective percentages of the outstanding capital stock of the Borrower held by each Guarantor as of the date hereof. Such Obligor, if it is the Borrower, will not issue any class or series of capital stock other than such common stock.

10I. Investments. Such Obligor will not make or permit to exist any Investments other than

(1) Permitted Investments,

(2) in the case of the Borrower, the Master Notes and

(3) in the case of a Guarantor, capital stock of the Borrower acquired and held in compliance with Subsection H above, and any capital contribution in respect thereof.

10J. Consolidation or Merger. Such Obligor will not, directly or indirectly, consolidate with or merge with or into any Person.

10K. Transactions with Affiliates. Such Obligor will not engage in any transaction with an Affiliate (other than the Borrower or a Guarantor) except in the ordinary course of business and on terms no more favorable to the Affiliate than would have been obtainable in arm's-length dealing. Without limitation of the foregoing, transactions meeting the requirements set forth in the preceding sentence may include contracts with Affiliates approved by applicable Governmental Bodies providing for the recovery by such Affiliate of no more than the cost to such Affiliate of providing services in such transaction or the net book value of any asset acquired from such Affiliate in such transaction.

10L. Business. Such Obligor will not (1) engage in any business other than the businesses conducted as of the date of this Agreement, as described in the Memorandum, (2) in the case of the Borrower, enter into any agreements or understandings other than those referred to in §7O and (3) in the case of a Guarantor, enter into any agreements or understandings not related to the conduct of such business.

§11. Defined Terms; Accounting. All financial statements provided for in this Agreement shall be prepared, all financial computations hereunder shall be made, and all accounting terms shall have the meanings given to them, in accordance with GAAP, except as otherwise provided in this Agreement.

Subject to the foregoing, the following terms shall have the following meanings when used in this Agreement, unless the context otherwise requires:

"Adjusted Allocable Share" means, with respect to either Guarantor and the principal amount of the Notes required to be prepaid pursuant to §6A or paid at maturity, in either case on any date after a Special Event of Loss Prepayment,

A. if such Prepayment is not attributable to such Guarantor,

(1) such Guarantor's Applicable Percentage (before giving effect to the adjustment thereof resulting from such Prepayment) with respect to such principal amount, multiplied by

(2) such principal amount (before giving effect to the reduction thereof resulting from such Prepayment), and

B. if such Prepayment is attributable to such Guarantor, an amount equal to

(1) such principal amount (after giving effect to the reduction thereof resulting from such Prepayment), minus

(2) the other Guarantor's Adjusted Allocable Share of such principal amount.

"Adjusted Applicable Percentage" means, with respect to either Guarantor and the principal amount of the Notes required to be prepaid pursuant to §6A or paid at maturity, in either case on any date after a Special Event of Loss Prepayment, a fraction (expressed as a percentage),

A. the numerator of which is such Guarantor's Adjusted Allocable Share of such principal amount (each determined after giving effect to such Prepayment), and

B. the denominator of which is such principal amount (so determined).

"Affiliate," when used with respect to any Person, means another Person controlling, controlled by or under common control with such Person or holding or beneficially owning 5% or more of the equity interest in the other or 5% or more of any class of voting securities of the other. For this purpose "control" means the power, direct or indirect, of one Person to direct or cause direction of the management and policies of another, whether by contract, through voting securities or otherwise.

"Allocable Share" means, as of any date of determination with respect to either Guarantor and the principal amount of the Notes to be prepaid pursuant to §6A or paid at maturity on any date:

A. initially, the Original Allocable Share; or

B. if a Special Event of Loss Prepayment shall have occurred prior to such date of determination, the Adjusted Allocable Share then in effect.

"Applicable Percentage" means, as of any date of determination with respect to either Guarantor:

A. with respect to the principal amount of the Notes required to be prepaid pursuant to §6A or paid at maturity on any date,

(1) initially, the Original Applicable Percentage relating to such principal amount, or

(2) if a Special Event of Loss Prepayment shall have occurred prior to such date of determination, the Adjusted Applicable Percentage then in effect relating to such principal amount

(such Percentages also to be applicable if such principal is due and payable by acceleration);

B. with respect to interest on the Notes of a series, a fraction (expressed as a percentage):

(1) the numerator of which is the aggregate amount of such Guarantor's Allocable Shares with respect to the principal amount of the Notes of such series and

(2) the denominator of which is the aggregate outstanding principal amount of the Notes of such series

C. with respect to premium, if any, on the principal amount of the Notes of a series, the same respective percentages for such Guarantor of such premium as determined pursuant to Subsection A above for the principal amount in respect of which such premium is then due (such percentages to be applicable whenever such premium is due and payable, whether by acceleration, by notice of prepayment or otherwise); and

D. with respect to any other Guaranteed Obligations, 62% in the case of NEH and 38% in the case of NHH.

"Business Day" means any day excluding Saturday, Sunday and any day which shall be, in The City of New York or The City of Boston, a legal holiday or a day on which banking institutions are authorized by law to close.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto.

"Collateral" has the meaning stated in the Security Agreement.

"Collateral Agent" means Bank of Montreal Trust Company, in its capacity as collateral agent under the Security Agreement.

"Credit Enhanced Participant" means, subject to §14, any Participant which, as of the date of this Agreement, is a Credit Enhanced Participant under, and as such term is respectively defined in, the DC Support Agreements.

"D&P" means Duff & Phelps, Inc.

"DC Support Agreements" mean the Phase II Massachusetts Transmission Facilities Support Agreement between NEH and the Participants and the Phase II New Hampshire Transmission Facilities Support Agrcement by and between NHH and the Participants, each dated as of June 1, 1985, as amended to the date hereof and as the same may be further amended from time to time in compliance with the provisions of this Agreement.

"Default" means any default or other event which, with the lapse of time or with the demand and lapse of time specified in §12A, would become an Event of Default.

"Equity Funding Agreements" means the two Equity Funding Agreements in respect of the Project, each dated June 1, 1985, among the Equity Sponsors and NEH and NHH, respectively, as amended to the date hereof and as the same may be further amended from time to time in compliance with the provisions of this Agreement.

"Equity Sponsors" means the New England utilities named as Equity Sponsors in the Equity Funding Agreements.

"ERISA" has the meaning stated in §7H.

"Event of Default" has the meaning stated in §12A.

"Event of Loss" means (A) the damage to or destruction of all or a substantial part of the Project or a constructive or compromise loss of a substantial part of the Project based on an insurance settlement as a result of damage to the Project or (B) any taking of all or a substantial part of the Project by the lawful exercise of the power of eminent domain.

"GAAP" means generally accepted accounting principles and, where applicable, the Uniform System of Accounts of the Federal Energy Regulatory Commission, in each case as in effect at the time of application to the provisions hereof.

"Governmental Body" has the meaning stated in §7C.

"Guarantee" means, with respect to any Person, any guarantee or other contingent liability (other than any endorsement for collection or deposit in the ordinary course of business), direct or indirect with respect to any obligation of another Person, through an agreement or otherwise, including without limitation

A. any other endorsement or discount with recourse or undertaking substantially equivalent to or having economic effect similar to a guarantee in respect of any such obligation,

B. any agreement

(1) to purchase, or to advance or supply funds for the payment or purchase of, any such obligation,

(2) to purchase, sell or lease property, products, materials or supplies, or transportation or services, in respect of enabling such other Person to pay any such obligation or to assure the owner thereof against loss regardless of the delivery or nondelivery of the property, products, materials or supplies or transportation or services or

(3) to make any loan, advance or capital contribution to or other investment in, or to otherwise provide funds to or for, such other Person in respect of enabling such Person to satisfy any obligation (including any liability for a dividend, stock liquidation payment or expense) or to assure a minimum equity, working capital or other balance sheet condition in respect of any such obligation and

C. any indirect liability of such Person arising as a result of its status as a joint venturer or partner in a joint venture or partnership.

The amount of any Guarantee shall be equal to the outstanding amount of the obligation directly or indirectly guaranteed.

"<u>Guaranteed Obligations</u>" has the meaning stated in §13A.

"<u>Indebtedness</u>" of any Person means, as of any date

A. all obligations of such Person for borrowed money,

B. all obligations of such Person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business),

C. all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

D. all rental obligations of such Person under leases to the extent such obligations would appear as a liability on a balance sheet of such Person in accordance with GAAP (but, except for purposes of §12A(8), not including obligations under the SVC and DMNRC Agreements to the extent they may be deemed to be capitalized leases),

E. all direct and indirect Guarantees of such Person with respect to obligations of other Persons of any type referred to in the preceding Subsections A through D and

F. obligations of other Persons (not assumed by such Person) secured by any Lien upon property owned by such Person.

"<u>Investment</u>" means any investment so classified under GAAP, made by stock purchase, capital contribution, loan or advance or by purchase of property or otherwise, but in any event shall include as an investment in any Person the amount of all Indebtedness owed by such Person and all accounts receivable from such Person which are not current assets or did not arise from sales to such Person in the ordinary course of business.

"<u>Letter of Assurances</u>" has the meaning stated in §4H.

"<u>Lien</u>" means, as to any Person, any mortgage, pledge, security interest, encumbrance, lien, charge, adverse claim or other arrangement having the effect of the foregoing and shall include the interest of a vendor or lessor under any conditional sale agreement or capitalized lease (other than as may be created under the SVC and DMNRC Agreements) or the signing or filing of a financing statement that names the Person as debtor or the signing of any security agreement authorizing any other Person as the secured party to file any financing statement.

"Majority Noteholders" means the holder or holders of a majority of unpaid principal amount of the Notes of each series at the time outstanding.

"Master Agreement" means a Master Agreement dated as of April 15, 1991, in substantially the form of Exhibit I hereto, between the Borrower and the Guarantors, as amended from time to time in compliance with the provisions of this Agreement.

"Master Notes" means the promissory notes of each of the Guarantors delivered to the Borrower pursuant to the Master Agreement.

"Material Equity Sponsor" means each Equity Sponsor whose aggregate Equity Shares (as defined in Section 5A of each Equity Funding Agreement) under both Equity Funding Agreements are at least 1% of all Equity Shares under both Equity Funding Agreements.

"Material Participant" means each Participant whose Participating Shares (as defined in Section 4A of each DC Support Agreement) under both DC Support Agreements are at least 1% of all Participating Shares under both DC Support Agreements, but shall exclude any Credit Enhanced Participant.

"Memorandum" has the meaning stated in §7I.

"Moody's" means Moody's Investors Service, Inc.

"NEES Money Pool" means the intercompany lending arrangement among New England Electric System and its subsidiary companies, as such arrangement is amended from time to time, as approved by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.

"Officers' Certificate" means, as to any Person, a certificate signed by the Chairman of the Board of such Person (if an executive officer) or its President or one of its Vice Presidents and by its Treasurer or one of its Assistant Treasurers.

"Order" has the meaning stated in §7C.

"Original Allocable Share" means, in the case of either Guarantor and with respect to the principal amount of the Notes required to be prepaid pursuant to §6A or paid at maturity on any date, the respective amounts determined by multiplying each such principal amount by the Original Applicable Percentage of such Guarantor in respect thereof.

"Original Applicable Percentage" means, in the case of either Guarantor and with respect to the principal amount of the Notes required to be prepaid pursuant to §6A or paid at maturity on any date, the respective percentages specified below with respect to such Guarantor:

(1) in the case of the Series A Notes

Date of Required Prepayment or Payment	NEH	NHH
October 17, 1991 through December 17, 1991, inclusive	79.6%	20.4%
January 17, 1992 through March 17, 2001, inclusive	60.4%	39.6%
April 17, 2001	61.1%	38.9%

(2) in the case of the Series B Notes

Date of Required Prepayment or Payment	NEH	NHH
May 17, 2001 through December 17, 2004, inclusive	62.1%	37.9%
January 17, 2005 through March 17, 2007, inclusive	62.5%	37.5%
April 17, 2007	47.5%	52.5%

and

(3) in the case of the Series C Notes

Date of Required Prepayment or Payment	NEH	NHH
May 17, 2007 through May 17, 2015, inclusive	63.0%	37.0%

June 17, 2015 through October 17, 2015, inclusive	66.7%	33.3%

"Participants" means the New England utilities named as participants in the DC Support Agreements.

"Permitted Investments" means Investments that are

A. obligations issued or guaranteed by the United States of America and maturing within 270 days after acquisition thereof;

B. obligations issued or guaranteed by any state or political subdivision of the United States of America, maturing within 270 days after acquisition thereof, with a rating of at least "A-1", "MIG-1" or "P-1" by Moody's or "A+", "SP-1" or "A-1" by S&P;

C. open-market commercial paper, maturing within 270 days after acquisition thereof, issued by U.S. domestic corporations having on any date of determination a commercial paper rating of at least "P-1" by Moody's or "A-1" by S&P;

D. certificates of deposit, maturing within 270 days after acquisition thereof, issued by or banker's acceptances eligible for rediscount under the requirements of the Board of Governors of the Federal Reserve System drawn on and accepted by a domestic commercial bank (1) with a bank deposit rating or a commercial paper rating of at least "P-1" by Moody's or "A-1" by S&P or, if such bank does not have a commercial paper or bank deposit rating, an outstanding long-term debt rating of at least "A" by S&P, (2) that is a member of the Federal Deposit Insurance Corporation and (3) having a combined capital, surplus and undistributed profits of at least $500,000,000; and

E. Investments in the NEES Money Pool.

"Person" means any individual, partnership, firm, corporation, association, joint venture, trust or other entity, or any government or political subdivision or agency, department or instrumentality thereof.

"Pledged Agreements" means the DC Support Agreements, the Equity Funding Agreements, the Master Agreement and the Master Notes.

"Project" means that portion of the second phase of the New England/Hydro-Quebec interconnection constructed and owned by NHH and NEH, including approximately 121 miles of HVDC transmission line in New Hampshire constructed and owned by NHH and approximately 12 miles of HVDC transmission line and an 1800 MW DC/AC converter terminal facility in Massachusetts constructed and owned by NEH, together with all rights and interests of NHH and NEH therein. The Project is sometimes referred to as "Phase II" in the Pledged Agreements and related documents.

"Project Permits" has the meaning stated in §7J.

"PSNH" means Public Service Company of New Hampshire, a New Hampshire corporation.

"Restricted Payment" means, with respect to any Person,

A. the declaration of any dividend on, or the incurrence of any liability to make any other payment or distribution in respect of, any shares of such Person (other than one payable solely in its common shares), and

B. any payment or distribution on account of the purchase, redemption or other retirement of any shares of such Person, or of any warrant, option or other right to acquire such shares, or any other payment or distribution (other than pursuant to a dividend theretofore declared or liability theretofore incurred as specified in Subsection A above), made in respect thereof, either directly or indirectly.

"S&P" means Standard & Poor's Corporation.

"Security Agreement" has the meaning stated in §4A.

"Special Event of Loss Prepayment" means any prepayment of the Notes

A. pursuant to §6B(2) or (3) as a result of a taking or series of related takings of a part of the Project owned by only one Guarantor, or

B. pursuant to §6C, but only if the following conditions are met with respect to such prepayment:

(1) there shall have occurred an Event of Loss as a result of the damage to or destruction of a part of the Project owned by only one Guarantor and the aggregate proceeds received by

such Guarantor in respect of such Event of Loss shall have exceeded $10,000,000;

(2) such prepayment shall occur within 120 days after such Guarantor shall have first received any proceeds in respect of such Event of Loss;

(3) the aggregate principal amount of the Notes so prepaid shall equal the lesser of

(a) the entire amount (rounded to the nearest $1,000) of such proceeds, and

(b) an amount (rounded to the nearest $1,000) equal to the aggregate amount of the Allocable Shares of the Guarantor to which such Prepayment is attributable in respect of all Notes at the time outstanding; and

(4) the notice of such prepayment delivered by the Borrower pursuant to §6D shall specify that such prepayment constitutes a Special Event of Loss Prepayment and shall set forth the information required by the penultimate sentence of the first paragraph of said Section and the Borrower shall have delivered the Officers' Certificate of such Guarantor required by said Section.

"Substantial Equity Sponsor" means, collectively, one or more Equity Sponsors whose aggregate Equity Shares (as defined in Section 5A of each Equity Funding Agreement) under both Equity Funding Agreements are at least 5% of all Equity Shares under both Equity Funding Agreements.

"Substantial Participant" means, collectively, one or more Participants (but excluding any Credit Enhanced Participant) whose aggregate Participating Shares (as defined in Section 4A of each DC Support Agreement) under both DC Support Agreements are at least 5% of all Participating Shares under both DC Support Agreements.

"SVC and DMNRC Agreements" means the Phase II Maine Electric Power SVC Facilities Support Agreement, dated as of October 1, 1988, as amended, between NHH and Maine Electric Power Company and the Phase II Vermont DMNRC Support Agreement, dated as of January 1, 1988, between NHH and certain Vermont Utilities.

"Total Capitalization" means, as of any date of determination and as to either Guarantor, the sum as of such date of (A) the total shareholders' equity of such Guarantor, determined in accordance with GAAP (but excluding any portion thereof attributable to any write-up in the book value of any asset on the books of such Guarantor resulting from a revaluation thereof subsequent to December 31, 1990), and (B) the aggregate outstanding principal amount of Indebtedness of such Guarantor incurred pursuant to clauses 2(b), (3), (4) and (5) of §10A.

"Yield Maintenance Premium" means, in connection with any prepayment of a Note of any series pursuant to §6C, the amount (but not less than zero) equal to the excess, if any, of

A. the sum of the Present Values of (1) the principal amount of such Note being prepaid (assuming the required prepayments pursuant to §6A are paid when due) and (2) the amount of interest that would have been payable on each interest payment date on the amount of such principal being prepaid (assuming such required prepayments are paid when due), over

B. the principal amount of such Note being prepaid.

For purposes of this definition, "Present Value" shall be determined in accordance with generally accepted financial practice on a monthly basis at a discount rate equal to the sum of the applicable Treasury Yield plus 0.50%; the "Treasury Yield" for such purpose shall be determined as of 10:00 a.m. New York City time on the fourth Business Day prior to the date of such prepayment of such Note by reference to the yields of those actively traded On The Run United States Treasury securities having a maturity equal to the weighted average life to maturity (determined in accordance with generally accepted financial practice) of such Note, provided that, if such weighted average life to maturity is not equal to the maturity of an actively traded On The Run United States Treasury security (calculated to the nearest one-twelfth of a year), such yield shall be obtained by linear interpolation from the yields of actively traded On The Run United States Treasury securities having a maturity closest to such weighted average life to maturity; and "On the Run United States Treasury securities" refers to those United States Treasury securities that are the most recently auctioned and are reported by the Telerate Access Service, page 7677 or the equivalent page provided by Telerate Systems Incorporated (or, if such data for any reason ceases to be available through the Telerate Access service, any publicly available source of similar market data).

§12. Events of Default; Remedies.

12A. Events of Default; Acceleration. If any of the following events ("Events of Default") shall occur and be continuing (for any reason whatsoever and whether it shall be voluntary or involuntary or occur or be effected by operation of law or otherwise):

(1) default shall be made in the due and punctual payment of any principal of or premium on any Note when due and payable, whether at stated maturity, by acceleration, by notice of prepayment or otherwise; or

(2) default shall be made in the due and punctual payment of interest on any Note when due and payable, and such default shall continue for a period of 15 days; or

(3) default shall be made by a Substantial Participant under a DC Support Agreement or one or more Letters of Assurances, and such default shall continue for a period of 60 days (and for such purpose a default by a Substantial Participant under a DC Support Agreement shall not be deemed to be continuing if the Participating Share, as defined in said DC Support Agreement, of such Substantial Participant has been completely allocated to one or more Equity Sponsors or other Participants in accordance with the terms of said DC Support Agreement); or

(4) default shall be made by a Substantial Equity Sponsor under an Equity Funding Agreement or one or more Letters of Assurances, and such default shall continue for a period of 60 days; or

(5) default shall be made by an Obligor in the performance or observance of any covenant, agreement or condition contained in Subsection A, B, C, D, E, G, H, I, J, K or L of §10; or

(6) default shall be made by an Obligor in the performance or observance of any other covenant, agreement or condition in this Agreement, the Security Agreement or any Pledged Agreement, and such default shall continue for a period of 30 days after the same shall have become first known to such Obligor; or

(7) any representation or warranty made by an Obligor, any Participant or any Equity Sponsor in this Agreement, the Security Agreement, any Pledged Agreement, any Letter of

Assurances or any other document, certificate, financial or other written statement furnished pursuant hereto or thereto, shall prove to have been untrue in any material respect at the time when made; or

(8) an Obligor shall default in the payment when due (whether at stated maturity, by acceleration, by notice of prepayment or otherwise) of any Indebtedness (other than the Notes) which is outstanding in an aggregate principal amount of at least $1,000,000 and any applicable grace period shall have expired, or any condition shall exist permitting such Indebtedness to become or be declared due prior to its stated maturity; or

(9) any Obligor shall (a) be generally not paying its debts as they become due, (b) file, or consent by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, (c) make an assignment for the benefit of its creditors, (d) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers of itself or of any substantial part of its property, (e) be adjudicated insolvent or be liquidated, or (f) take corporate action for the purpose of any of the foregoing,

(10) (a) a court or governmental authority of competent jurisdiction shall enter an order appointing, without consent by an Obligor, a custodian, receiver, trustee or other officer with similar powers with respect to such Obligor or with respect to any substantial part of its property, or (b) if an order for relief shall be entered in any case or proceeding for liquidation or reorganization or otherwise to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of an Obligor or (c) if any petition of any such relief shall be filed against an Obligor and such petition shall not be dismissed within 30 days; or

(11) final judgment shall be rendered against an Obligor for the payment of money in excess of $1,000,000 and such judgment shall not be discharged or execution thereon stayed pending appeal, within 60 days after entry thereof, or, in the event of such a stay, such judgment shall not be discharged within 60 days after such stay expires; or

(12) a Guarantee of the Notes by either Guarantor shall cease to be in full force and effect; or

(13) the Collateral Agent shall cease to have a valid, perfected first-priority security interest in the Collateral as then constituted;

then (i) upon the occurrence of any Event of Default described in clause (9) or (10) above with respect to the Borrower or a Guarantor the unpaid principal amount of and the accrued interest on all Notes shall automatically become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Borrower, (ii) upon the occurrence of any Event of Default described in clause (1) or (2) above with respect to any Note, the holder of such Note may, by written notice to the Borrower, declare the unpaid principal amount of such Note to be, and the same shall forthwith become, due and payable, together with accrued interest thereon which shall be deemed matured, and, to the extent permitted by law, an amount equal to the Yield Maintenance Premium that would be payable if the Borrower were prepaying such Note pursuant to §6C, or (iii) upon the occurrence of any other Event of Default the holder or holders of at least 66 2/3% of the unpaid principal amount of the Notes of any series at the time outstanding may, by written notice to the Borrower, declare the unpaid principal amount of all Notes of such series to be, and the same shall forthwith become, due and payable, together with accrued interest thereon, which shall be deemed matured, and, to the extent permitted by law, an amount equal to the Yield Maintenance Premium that would be payable if the Borrower were prepaying the Notes of such series pursuant to §6C. If any holder of a Note shall exercise the option specified in clause (ii) of the preceding sentence, each other holder of any Note may, by written notice to the Borrower, declare the principal amount of such Note to be, and the same shall forthwith become, due and payable, together with accrued interest thereon which shall be deemed matured, and, to the extent permitted by law, an amount equal to the Yield Maintenance Premium that would be payable if the Borrower were prepaying such Note pursuant to §6C.

The provisions of this Section are subject, however, to the condition that if, at any time after a Note or Notes of any series shall have so become due and payable, the Borrower shall pay all arrears of interest on the Notes (with interest, to the extent permitted by law, on overdue payments of interest to the date of such payment at the stated interest rate thereon with respect to overdue payments) and all Events of Default (other than nonpayment of, principal of, premium (if any) and accrued interest on Notes due and payable solely by virtue of acceleration) shall be remedied or waived pursuant to §19, then, and in every such case, the holder or holders of at least 66 2/3% of the unpaid principal amount of the Notes of such series then outstanding may rescind and annul any such acceleration and its consequences; but no such action shall affect any subsequent Default or Event of Default or impair any right consequent thereon.

To the extent that any acceleration of the Notes as hereinabove provided or any exercise of remedies following such acceleration shall be in any way prohibited or otherwise restricted for any reason, each holder of a Note shall immediately be entitled to cause each Guarantor to purchase a portion of the unpaid principal amount of such Note equal to such Guarantor's Applicable Percentage, without representation or warranty except as to title, at a price equal to the principal amount thereof to be purchased by such Guarantor, together with interest accrued thereon to the date of such purchase and the premium, if any, that would be owing in respect thereof if such holder had been able to exercise the remedies provided in this Section, on the day on which such holder is, but for such prohibition or restriction, entitled to exercise the remedies provided in this Section and such holder shall (unless notice is received from such holder to the contrary) be deemed to have given to the Guarantors notice to the effect that it has elected to require the Guarantors to purchase all of the Notes held by such holder. Each Guarantor expressly waives tender of a Note in connection with any purchase thereof by it required by the preceding sentence as a result of an Event of Default specified in clause (9) or (10) above.

12B. Other Remedies. If any Default or Event of Default shall have occurred and be continuing, the holder of any Note may proceed to protect and enforce its rights under this Agreement, the Security Agreement and such Note by exercising such remedies as are available to such holder in respect thereof under applicable law, either by suit in equity or by action at law, or both, whether for specific performance of any agreement contained in this Agreement or the Security Agreement or in aid of the exercise of any power granted in this Agreement or the Security Agreement. No remedy is intended to be exclusive and each remedy shall be cumulative.

If default shall be made in the payment of principal of, premium (if any) or interest on, any Note, or in the performance or observance by the Borrower, either Guarantor or any Participant or Equity Sponsor of any agreement contained in this Agreement, the Security Agreement or any Pledged Agreement, the Borrower will pay to the holder of any Note such amounts, to the extent lawful, as shall be sufficient to pay the costs and expenses of collection or of otherwise enforcing any of such holder's rights, including reasonable counsel fees. The Borrower also will pay to the holder of any Note and the Collateral Agent such amounts, to the extent lawful, as shall be sufficient to pay the costs and expenses of collection or of enforcing any of such holder's or the Collateral Agent's rights, including reasonable counsel fees, under the Letters of Assurance, the DC Support Agreements and the Equity Funding Agreements.

12C. Notice of Acceleration. If the holder or holders of at least 66 2/3% of the unpaid principal amount of the Notes of any series shall accelerate the maturity of all Notes of such series or if the holder of any Note shall accelerate the maturity thereof, as provided in §12A, the Borrower will forthwith give written notice thereof to the holders of all outstanding Notes, describing the nature and status of the Event of Default giving rise to such acceleration.

§13. Guarantees, etc.

13A. Guarantees. The Guarantors (severally in accordance with their respective Applicable Percentages) hereby absolutely, unconditionally and irrevocably guarantee to each Purchaser and each and every holder of any of the Notes from time to time

(1) the due and punctual payment of

(a) the principal of and premium (if any) and interest on all outstanding Notes (including interest on such principal and premium and, to the extent permitted by applicable law, on any overdue interest), whether at the stated maturity, by acceleration, pursuant to any prepayment or otherwise, in accordance with the Notes and this Agreement and

(b) all other sums which may become due from the Borrower under the Notes, this Agreement or the Security Agreement, including costs, expenses (including fees and expenses of counsel and of the Collateral Agent) and taxes, and

(2) the due and punctual performance and observance by the Borrower of all covenants, agreements and conditions on its part to be performed and observed hereunder and under the Security Agreement;

such payment and other obligations so guaranteed are herein collectively called the "Guaranteed Obligations".

In the event that any Purchaser or any other holder of a Note shall make any demand on a Guarantor under this Section, such Guarantor shall pay to such Purchaser or other holder such Guarantor's Applicable Percentage of all amounts owing to such Purchaser or other holder for which such demand is made.

If default shall be made in the performance by a Guarantor of its obligations under this Section, such Guarantor will pay to the holder of any Note such amounts, to the extent lawful, as shall be sufficient to pay the costs and expenses of collection or of otherwise enforcing any of such holder's rights under this Section, including reasonable counsel fees.

The obligations of the Guarantors under this Section shall survive payment of the Notes and the purchase of Notes pursuant to §12A above.

13B. Guarantees Absolute and Unconditional. The obligations of each Guarantor under Subsection A above constitute a present and continuing guaranty of payment and not of collectibility and shall be absolute and unconditional and, to the extent permitted by applicable law, the Guaranteed Obligations shall not be subject to any counterclaim, setoff, deduction or defense based upon any claim a Guarantor may have against the Borrower or any other Person, and shall remain in full force and effect without regard to, and shall not be released, discharged or in any way affected or impaired by any thing, event, happening, matter, circumstance or condition whatsoever (whether or not a Guarantor shall have any knowledge or notice thereof or consent thereto and whether or not the holders of the Notes shall proceed against the other Guarantor), including without limitation:

(1) any amendment or modification of or supplement to any provision of this Agreement, any of the Notes, any other Guarantee, the Security Agreement or any Pledged Agreement or any assignment or transfer thereof, including without limitation the renewal or extension of the time of payment of any of the Notes or the granting of time in respect of such payment thereof, or of any furnishing or acceptance of security or any Guarantee or any release of any security or Guarantee so furnished or accepted for any of the Notes;

(2) any waiver, consent, extension, granting of time, forbearance, indulgence or other action or inaction under or in respect of this Agreement, the Notes, the Security Agreement or any Pledged Agreement, or any exercise or non-exercise of any right, remedy or power in respect hereof or thereof;

(3) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceedings with respect to the Borrower, the other Guarantor or any other Person or the properties or creditors of any of them;

(4) the occurrence of any Default or Event of Default under, or any invalidity or any unenforceability of, or any misrepresentation, irregularity or other defect in, this

Agreement, the Notes, any Guarantee thereof, the Security Agreement, any Pledged Agreement or any other agreement;

(5) any transfer of any assets to or from the Borrower, including without limitation any transfer or purported transfer to the Borrower from any Person, any invalidity, illegality of, or inability to enforce, any such transfer or purported transfer, any consolidation or merger of the Borrower with or into any Person, or any change whatsoever in the objects, capital structure, constitution or business of the Borrower, the other Guarantor or any Affiliate thereof;

(6) any failure on the part of the Borrower or any other Person to perform or comply with any term of this Agreement, the Notes, any other Guarantee thereof, the Security Agreement, any Pledged Agreement or any other agreement;

(7) any suit or other action brought by any beneficiaries or creditors of, or by, the Borrower, a Guarantor or any other Person for any reason whatsoever, including without limitation any suit or action in any way attacking or involving any issue, matter or thing in respect of this Agreement, the Notes, the Security Agreement, any other Guarantee or any Pledged Agreement or any other agreement;

(8) any lack or limitation of status or of power, incapacity or disability of the Borrower or any trustee or agent thereof; or

(9) any other thing, event, happening, matter, circumstance or condition whatsoever, not in any way limited to the foregoing.

Each Guarantor agrees that its obligations under this Section shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrower is rescinded or must be otherwise restored by any holder of any Note; whether as a result of any proceedings in bankruptcy or reorganization or otherwise, all as though such amount had not been paid.

Each Guarantor, irrevocably, unconditionally and whether or not the Guaranteed Obligations shall have been indefeasibly paid in full, hereby waives all rights it may have to be subrogated to the rights of the holder of a Note, or any other remedies that it may have against the Borrower, in respect of which any payment is made hereunder or under its Guarantee endorsed on the Notes and agrees that any such payment by it shall be deemed to be a contribution of capital by it to the Borrower. If any amount shall be paid to a Guarantor on account of any such subrogation rights or other remedy, notwithstanding the waiver thereof, such amount shall be received in trust for the benefit of the holders of the Notes and shall forthwith be paid to such holders to be credited and applied upon the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.

13C. Guarantees Endorsed on the Notes. Each Note shall have endorsed thereon a Guarantee of each Guarantor in substantially the form of Exhibit A-4 hereto.

§14. Status of Public Service Company of New Hampshire. Each Purchaser severally acknowledges and agrees that PSNH, which is a Credit Enhanced Participant as of the date of this Agreement, will cease to be a Credit Enhanced Participant for all purposes of this Agreement, the DC Support Agreements and the Equity Funding Agreements from and after the date on which

A. PSNH shall have achieved at least two of the following ratings in respect of its most junior long-term debt securities (which may be secured but may not be supported by any other credit enhancement), but only if such ratings are achieved on or before December 31, 1991: "Baa3" from Moody's, "BBB-" from S&P and "BBB-" from D&P;

B. PSNH shall have delivered to each holder of Notes on such date a Letter of Assurances substantially in the form of Exhibit D-1 hereto; and

C. PSNH shall have delivered to each holder of Notes on such date an opinion of counsel satisfactory to the Majority Noteholders substantially in the form of Exhibit C-4 hereto and covering such other matters incident to the DC Support Agreements, the Letter of Assurances referred to in Subsection B above and the transactions contemplated hereby as any such holder may reasonably request.

§15. Registration, Transfer and Substitution of Notes.

15A. Note Register; Ownership of Notes. The Borrower will keep at its principal office in Westborough, Massachusetts, or such other office as the Borrower may designate in writing to the holders of the Notes, a register in which the Borrower will provide for the registration of Notes and the registration of transfers of Notes. The Borrower may treat the Person in whose name any Note is registered on such register as the owner thereof for the purpose of receiving payment of the principal of and the premium, if any, and interest on such Note and for all other purposes, whether or not such Note shall be overdue, and the Borrower shall not be affected by any notice to the contrary.

15B. Transfer and Exchange of Notes. Upon surrender of any Note for registration of transfer or for exchange at the principal office of the Borrower, the Borrower at its expense will execute and deliver in exchange therefor a new Note or Notes in denominations of $1,000 or any multiples thereof requested by the holder or transferee (plus one Note in such other denomination as may be required), which aggregate the unpaid principal amount of such surrendered Note, registered as such holder or transferee may request, dated so that there will be no loss of interest on such surrendered Note, otherwise of like tenor and with the Guarantees of the Guarantors in substantially the form of Exhibit A-4 hereto endorsed thereon.

15C. Replacement of Notes. Upon receipt of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of any Note and, in the case of any such loss, theft or destruction of any Note held by a Person other than a Purchaser or other institutional holder of a Note, upon delivery of indemnity reasonably satisfactory to the Borrower in form and amount, or, in the case of any such mutilation, upon the surrender of such Note for cancellation at the principal office of the Borrower, the Borrower at its expense will execute and deliver, in lieu thereof, a new Note of like tenor, dated so that there will be no loss of interest on such lost, stolen, destroyed or mutilated Note and with the Guarantees of the Guarantors in substantially the form of Exhibit A-4 hereto endorsed thereon. Any Note in lieu of which any such new Note has been so executed and delivered by the Borrower shall not be deemed to be an outstanding Note for any purpose of this Agreement.

§16. Payments on Notes. The Borrower agrees that, so long as any Purchaser or its nominee holds any Note and notwithstanding any provision hereof or of the Notes to the contrary, it will pay all sums becoming due thereon for principal, premium and interest to such Purchaser in the manner provided in Schedule I or in such other manner as such Purchaser may designate to the Borrower in writing. Such Purchaser agrees that if it sells or transfers any Note held by it, prior to such disposition it will make a notation thereon of all principal payments previously made. The Borrower agrees that the provisions of this Section shall inure to the benefit of any other institutional holder of any Note which shall have agreed to comply with the requirements of this paragraph.

§17. Performance Through Agents. The Borrower may perform any or all of the functions to be performed by it under §§15 and 16 through one or more agents selected by it, including

Bank of Montreal Trust Company (acting in a capacity other than as Collateral Agent).

§18. Survival of Agreements, etc. All Agreements contained herein and all representations and warranties made in writing by or on behalf of the Borrower or the Guarantors herein or in the Security Agreement or pursuant hereto or thereto shall survive the execution and delivery of this Agreement and the Security Agreement, any investigation at any time made by a Purchaser or on its behalf, the purchase of the Notes by a Purchaser hereunder, and any disposition or payment of the Notes. All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower or a Guarantor pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations and warranties made by the Borrower or such Guarantor.

§19. Amendments and Waivers, etc. Any term of this Agreement, the Security Agreement, the Notes and any intercreditor agreement entered into pursuant to §10B(2) may be modified, amended or supplemented and the observance of any term hereof or thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Borrower, the Guarantors, the Majority Noteholders and, in the case of any amendments relating to the Security Agreement or an intercreditor agreement, the Collateral Agent, provided that no such amendment or waiver shall

A. extend the fixed maturity or reduce the principal amount of, or change the rate or extend the time of payment of interest on, or affect the amount or the time of payment or prepayment of any principal, or affect the premium payable on any prepayment of, any Note without the consent of the holder thereof,

B. reduce the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver without the consent of the holders of all the outstanding Notes or

C. change §13 or the Guarantee endorsed on the Notes without the consent of the Guarantors and the holder of each Note affected thereby.

Any amendment or waiver effected in accordance with this §19 shall be binding upon each holder of any Note at the time outstanding, each future holder of any Note, the Borrower and the Guarantors.

If the Borrower or any Affiliate thereof shall have acquired any Note in violation of §6G then, without in any way relieving or mitigating the effect of such violation,

(1) for the purpose of determining whether the holders of the Notes of the requisite unpaid principal amount at the time outstanding have taken any action authorized by or granted any consent or approval under this Agreement or the Security Agreement, any Notes held by the Borrower or such Affiliate shall not be deemed outstanding, and

(2) neither the Borrower nor any such Affiliate shall be entitled to any distribution in respect of any Note held by it of proceeds from the foreclosure or other disposition of any Collateral.

Neither the Borrower nor either Guarantor will request or consider any waiver or amendment of any of the provisions of this Agreement, the Security Agreement or any of the Notes unless it shall have

(x) informed each holder of Notes (regardless of series, whether or not affected thereby and irrespective of the principal amount of the Notes then held by it) of such proposed waiver or amendment,

(y) provided each such holder with a reasonably detailed statement of the reasons why such waiver or amendment is being sought and the intended effect thereof and any information with respect to such waiver or amendment that shall have been delivered to any other such holder and

(z) allowed each such holder (or each holder of the series of Notes whose consent is needed, if the consent of the holders of only one series of Notes is needed) reasonable opportunity to consider such waiver or amendment prior to the date on which it is to become effective.

The Borrower or a Guarantor will deliver to each holder of Notes (regardless of series) executed or true and correct copies of any such waiver or amendment promptly and in any event within 10 days following the date on which it shall have become effective. Neither the Borrower nor either Guarantor will, directly or indirectly, pay, cause or permit to be paid any consideration (as supplemental or additional interest, a fee or otherwise) to any holder of a series of Notes in order to induce such holder to enter into any such waiver or amendment unless such consideration is concurrently paid or otherwise delivered ratably to all holders of such series of Notes (whether or not such holders shall have consented to such waiver or amendment).

No course of dealing between the Borrower and any Purchaser or any other holder of any Note, and no delay in exercising any rights hereunder or under any Note, shall imply or otherwise operate as a waiver of any rights of such Purchaser or the holder of any Note.

§20. Expenses, etc. Whether or not the transactions contemplated hereby shall be consummated, the Borrower will pay all expenses in connection with such transactions and in connection with any amendments or waivers (whether or not the same become effective) under or in respect of this Agreement, the Security Agreement, any Pledged Agreement or the Notes, including without limitation: the reasonable fees, expenses and disbursements of special counsel for the Purchasers in connection with such transactions and any such amendment or waiver and the reasonable out-of-pocket expenses incurred by the Purchasers in connection with such transactions and any such amendment or waiver. Without limiting the foregoing, the Borrower also will pay the reasonable fees, expenses and disbursements of an investment bank or other firm acting as financial adviser to the holders of the Notes following the occurrence and during the continuance of a Default or an Event of Default or in connection with any such amendment or waiver proposed in connection with any potential Default or Event of Default or any workout, restructuring or similar negotiations relating to any Obligor. The Borrower will indemnify and hold the Purchasers harmless from and against all claims in respect of the fees, if any, of brokers and finders payable in connection with the execution and delivery of this Agreement or the carrying out of the transactions contemplated hereby. The Borrower also will pay, and will save the Purchasers and each holder of any Notes harmless from, any and all liabilities with respect to any taxes (including interest and penalties) which may be payable in respect of the execution and delivery of this Agreement, the Security Agreement or any Pledged Agreement, the issue of the Notes and any amendment or waiver under or in respect of this Agreement, the Security Agreement, any Pledged Agreement or the Notes. The obligations of the Borrower under this Section shall survive the payment of the Notes.

In furtherance of the foregoing, the Borrower will pay in full on the Closing Date the fees and disbursements of the Purchasers' special counsel that are contained in any written statement therefor rendered to the Borrower by such special counsel on or prior to the Closing Date, and also will pay in full promptly on receipt of any written statement therefor all such additional fees, if any, and disbursements of such special counsel in connection with the transactions hereby contemplated (including without limitation unposted disbursements as of the Closing Date).

§21. Notices, etc. Except as otherwise provided herein, any communication, demand or notice to be given hereunder will be duly given when delivered in writing or sent by telecopier (receipt confirmed, with such telecopy promptly thereafter confirmed by delivery in writing) to a party at its address below. A communication shall be addressed, until such party shall have notified the other parties of a change in address:

If to New England Hydro Finance Company, Inc., at:

25 Research Drive
Westborough, MA 01582
Attention: Treasurer
Telecopy: (508) 836-4560

with a copy to

Attention: Director of Corporate Finance
Telecopy: (508) 836-4560

If to New England Hydro-Transmission Electric Company, Inc., at:

25 Research Drive
Westborough, MA 01582
Attention: Treasurer
Telecopy: (508) 836-4560

with a copy to

Attention: Director of Corporate Finance
Telecopy: (508) 836-4560

If to New England Hydro-Transmission Corporation, at:

c/o New England Hydro-
Transmission Electric
Company, Inc.
25 Research Drive
Westborough, MA 01582
Attention: Treasurer
Telecopy: (508) 836-4560

with a copy to

Attention: Director of Corporate Finance
Telecopy: (508) 836-4560

If to any Purchaser, at its address set forth in Schedule I.

If to any other holder of a Note, at its address set forth in the register maintained pursuant to $15A.

§22. Liabilities of the Purchasers. Neither this Agreement nor any acquisition or disposition of any of the Notes shall be deemed to create any liability or obligation of any Purchaser or any other holder of a Note to enforce any provision hereof for the benefit or on behalf of any other Purchaser or any other person who may be the holder of any Note.

§23. Appointment of Collateral Agent. Each Purchaser hereby appoints Bank of Montreal Trust Company as Collateral Agent under the Security Agreement, subject to the terms and provisions thereof.

§24. Jurisdiction and Process. Each Obligor agrees that any legal action or proceeding arising out of or relating to this Agreement, the Notes, the Guarantees endorsed on the Notes, the Security Agreement or the Pledged Agreements for breach hereof or thereof, or to execute or otherwise enforce any judgment obtained against such Obligor for breach hereof or thereof, may be brought in the courts of the State of New York or the United States District Court for the Southern District of New York, by or on behalf of any Purchaser, any other holder of a Note or the Collateral Agent, as such Purchaser or other holder or the Collateral Agent may elect, and such Obligor hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of such courts for purposes of any such legal action or proceeding. In addition, each Obligor hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such legal action or proceeding brought in any of such courts, and any claim that any such legal action or proceeding brought in any of such courts has been brought in an inconvenient forum.

§25. Demands under DC Support Agreements and Equity Funding Agreements. Each Purchaser and (by its acceptance of such Note) each other holder of a Note agrees that it will exercise its rights under Section 19B of each of the DC Support Agreements, Section 8A of each of the Equity Funding Agreements and the Letters of Assurances only through the Collateral Agent as provided in the Security Agreement.

§26. Miscellaneous. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto, whether so expressed or not, and, in particular, shall inure to the benefit of and be enforceable by any holder or holders at the time of the Notes or any part thereof. This Agreement and the Notes shall be construed and enforced in accordance with and governed by the laws of the State of New York. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

NEW ENGLAND HYDRO FINANCE COMPANY, INC.

By____________________
Title: Treasurer

NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.

By____________________
Title: Treasurer

NEW ENGLAND HYDRO-TRANSMISSION CORPORATION

By____________________
Title: Treasurer

METROPOLITAN LIFE INSURANCE COMPANY

By____________________
Title: Vice-President

By____________________
Title: Ruth R. Gluck
Associate General Counsel

METROPOLITAN LIFE INSURANCE AND ANNUITY COMPANY

By____________________
Title:

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

NEW ENGLAND HYDRO FINANCE COMPANY, INC.

By______________________________
Title:

NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.

By______________________________
Title:

NEW ENGLAND HYDRO-TRANSMISSION CORPORATION

By______________________________
Title:

METROPOLITAN LIFE INSURANCE COMPANY

By______________________________
Title:

By______________________________
Title:

METROPOLITAN ~~LIFE~~ INSURANCE AND ANNUITY COMPANY

By J. Edmund [signature]
Title: Vice-President

THE GUARDIAN LIFE INSURANCE
COMPANY OF AMERICA

By [signature]
Title: Second Vice President

AID ASSOCIATION FOR LUTHERANS

By______________________________
Title:

KEYPORT LIFE INSURANCE COMPANY

By: Stein Roe & Farnham,
Incorporated, as Agent

By______________________________
Title:

NEW YORK LIFE INSURANCE COMPANY

By______________________________
Title:

ALLSTATE LIFE INSURANCE COMPANY

By:______________________________

By:______________________________
Authorized Signatories

ALLSTATE LIFE INSURANCE COMPANY
OF NEW YORK

By:______________________________

By:______________________________
Authorized Signatories

THE GUARDIAN LIFE INSURANCE
COMPANY OF AMERICA

By_______________________________
Title:

AID ASSOCIATION FOR LUTHERANS

By _[signature]_
Title: Alan D. Onstad
Director of Securities

KEYPORT LIFE INSURANCE COMPANY

By: Stein Roe & Farnham,
Incorporated, as Agent

By_______________________________
Title:

NEW YORK LIFE INSURANCE COMPANY

By_______________________________
Title:

ALLSTATE LIFE INSURANCE COMPANY

By:_______________________________

By:_______________________________
Authorized Signatories

ALLSTATE LIFE INSURANCE COMPANY
OF NEW YORK

By:_______________________________

By:_______________________________
Authorized Signatories

THE GUARDIAN LIFE INSURANCE
COMPANY OF AMERICA

By____________________________
Title:

AID ASSOCIATION FOR LUTHERANS

By____________________________
Title:

KEYPORT LIFE INSURANCE COMPANY

By: Stein Roe & Farnham,
Incorporated, as Agent

By____________________________
Title: Senior Vice President

NEW YORK LIFE INSURANCE COMPANY

By____________________________
Title:

ALLSTATE LIFE INSURANCE COMPANY

By:____________________________

By:____________________________
Authorized Signatories

ALLSTATE LIFE INSURANCE COMPANY
OF NEW YORK

By:____________________________

By:____________________________
Authorized Signatories

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

By____________________________
Title:

AID ASSOCIATION FOR LUTHERANS

By____________________________
Title:

KEYPORT LIFE INSURANCE COMPANY

By: Stein Roe & Farnham, Incorporated, as Agent

By____________________________
Title:

NEW YORK LIFE INSURANCE COMPANY

By____________________________
Title: INVESTMENT VICE PRESIDENT

JS 4/21/91

ALLSTATE LIFE INSURANCE COMPANY

By:____________________________

By:____________________________
Authorized Signatories

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

By:____________________________

By:____________________________
Authorized Signatories

THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA

By___________________________
Title:

AID ASSOCIATION FOR LUTHERANS

By___________________________
Title:

KEYPORT LIFE INSURANCE COMPANY

By: Stein Roe & Farnham, Incorporated, as Agent

By___________________________
Title:

NEW YORK LIFE INSURANCE COMPANY

By___________________________
Title:

ALLSTATE LIFE INSURANCE COMPANY

By: ___________________________
By: Peter H Heckman
Authorized Signatories

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

By: ___________________________
By: ___________________________
Authorized Signatories

THE GUARDIAN LIFE INSURANCE
COMPANY OF AMERICA

By______________________________
Title:

AID ASSOCIATION FOR LUTHERANS

By______________________________
Title:

KEYPORT LIFE INSURANCE COMPANY

By: Stein Roe & Farnham,
Incorporated, as Agent

By______________________________
Title:

NEW YORK LIFE INSURANCE COMPANY

By______________________________
Title:

ALLSTATE LIFE INSURANCE COMPANY

By:______________________________

By:______________________________
Authorized Signatories

ALLSTATE LIFE INSURANCE COMPANY
OF NEW YORK

By: Peter H Heckman
By: [signature]
Authorized Signatories

E.uk
PK

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By CIGNA Investments, Inc.

By [signature]
Title LAWRENCE A. DRAKE
VICE PRESIDENT

INA LIFE INSURANCE COMPANY OF NEW YORK

By CIGNA Investments, Inc.

By [signature]
Title: LAWRENCE A. DRAKE
VICE PRESIDENT

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY

By____________________________
Title:

FIRST COLONY LIFE INSURANCE COMPANY

By____________________________
Title:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By____________________________
Title:

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By CIGNA Investments, Inc.

By______________________________
Title:

INA LIFE INSURANCE COMPANY OF NEW YORK

By CIGNA Investments, Inc.

By______________________________
Title:

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY

By______________________________
Title: James T. Rogers
Vice President

FIRST COLONY LIFE INSURANCE COMPANY

By______________________________
Title:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By______________________________
Title:

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By CIGNA Investments, Inc.

By______________________________
Title:

INA LIFE INSURANCE COMPANY OF NEW YORK

By CIGNA Investments, Inc.

By______________________________
Title:

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY

By______________________________
Title:

FIRST COLONY LIFE INSURANCE COMPANY

By______________________________
Title: Senior Vice President

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By______________________________
Title:

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

By CIGNA Investments, Inc.

By__________________________
Title:

INA LIFE INSURANCE COMPANY OF NEW YORK

By CIGNA Investments, Inc.

By__________________________
Title:

PROVIDENT LIFE AND ACCIDENT INSURANCE COMPANY

By__________________________
Title:

FIRST COLONY LIFE INSURANCE COMPANY

By__________________________
Title:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By E C Brown
Title: VICE PRESIDENT

LINCOLN-SECURITY LIFE INSURANCE COMPANY (NEW YORK)

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By ____________________
Title: Vice President

AMERICAN STATES LIFE INSURANCE COMPANY-UNIVERSAL LIFE

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By ____________________
Title:

LUTHERAN BROTHERHOOD

By ____________________
Title:

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

By ____________________
Title:

NATIONAL TRAVELERS LIFE COMPANY

By: MIMLIC Asset Management Company

By ____________________
Title:

LINCOLN-SECURITY LIFE INSURANCE COMPANY (NEW YORK)

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By_______________________________
Title:

AMERICAN STATES LIFE INSURANCE COMPANY-UNIVERSAL LIFE

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By [signature]
Title: VICE PRESIDENT

LUTHERAN BROTHERHOOD

By_______________________________
Title:

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

By_______________________________
Title:

NATIONAL TRAVELERS LIFE COMPANY

By: MIMLIC Asset Management Company

By_______________________________
Title:

LINCOLN-SECURITY LIFE INSURANCE COMPANY (NEW YORK)

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By________________________
Title:

AMERICAN STATES LIFE INSURANCE COMPANY-UNIVERSAL LIFE

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By________________________
Title:

LUTHERAN BROTHERHOOD

By________________________
Title: Mark L. Simenstad
Assistant Vice President

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

By________________________
Title:

NATIONAL TRAVELERS LIFE COMPANY

By: MIMLIC Asset Management Company

By________________________
Title:

LINCOLN-SECURITY LIFE INSURANCE COMPANY (NEW YORK)

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By____________________________
Title:

AMERICAN STATES LIFE INSURANCE COMPANY-UNIVERSAL LIFE

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By____________________________
Title:

LUTHERAN BROTHERHOOD

By____________________________
Title:

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

By [signature] VP
Title: PAUL GOODING, VICE PRESIDENT

NATIONAL TRAVELERS LIFE COMPANY

By: MIMLIC Asset Management Company

By____________________________
Title:

LINCOLN-SECURITY LIFE INSURANCE COMPANY (NEW YORK)

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By_______________________________
Title:

AMERICAN STATES LIFE INSURANCE COMPANY-UNIVERSAL LIFE

By: Lincoln National Investment Management Company, as Attorney-in-Fact

By_______________________________
Title:

LUTHERAN BROTHERHOOD

By_______________________________
Title:

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

By_______________________________
Title:

NATIONAL TRAVELERS LIFE COMPANY

By: MIMLIC Asset Management Company

By [signature] VP
Title: PAUL GOODING, VICE PRESIDENT

MIMLIC FUNDING, INC.

By: MIMLIC Asset Management Company

By______________________________ VP
Title: JOHN A. CLYMER, VICE PRESIDENT

SUN LIFE ASSURANCE COMPANY
OF CANADA (U.S.)

By______________________________
Title:

GENERAL AMERICAN LIFE INSURANCE
COMPANY

By______________________________
Title:

THE FRANKLIN LIFE INSURANCE COMPANY

By______________________________
Title:

By______________________________
Title:

KNIGHTS OF COLUMBUS

By______________________________
Title:

WOODMEN ACCIDENT AND LIFE COMPANY

By______________________________
Title:

MIMLIC FUNDING, INC.

By: MIMLIC Asset Management Company

By______________________________
Title:

SUN LIFE ASSURANCE COMPANY
OF CANADA (U.S.)

By______________________________
Title: L. Brock Thomson, Treasurer

GENERAL AMERICAN LIFE INSURANCE
COMPANY

By______________________________
Title:

THE FRANKLIN LIFE INSURANCE COMPANY

By______________________________
Title:

By______________________________
Title:

KNIGHTS OF COLUMBUS

By______________________________
Title:

WOODMEN ACCIDENT AND LIFE COMPANY

By______________________________
Title:

MIMLIC FUNDING, INC.

By: MIMLIC Asset Management Company

By______________________________
Title:

SUN LIFE ASSURANCE COMPANY
OF CANADA (U.S.)

By______________________________
Title:

GENERAL AMERICAN LIFE INSURANCE
COMPANY

By______________________________ KL
Title: Leonard M. Rubenstein
Executive Vice President and Treasurer

THE FRANKLIN LIFE INSURANCE COMPANY

By______________________________
Title:

By______________________________
Title:

KNIGHTS OF COLUMBUS

By______________________________
Title:

WOODMEN ACCIDENT AND LIFE COMPANY

By______________________________
Title:

MIMLIC FUNDING, INC.

By: MIMLIC Asset Management Company

By__________________________
Title:

SUN LIFE ASSURANCE COMPANY
OF CANADA (U.S.)

By__________________________
Title:

GENERAL AMERICAN LIFE INSURANCE
COMPANY

By__________________________
Title:

THE FRANKLIN LIFE INSURANCE COMPANY

By [signature]
Title: Daniel C. Leimbach, Vice President

By [signature]
Title: Elizabeth E. Arthur, Assistant Secretary

KNIGHTS OF COLUMBUS

By__________________________
Title:

WOODMEN ACCIDENT AND LIFE COMPANY

By__________________________
Title:

MIMLIC FUNDING, INC.

By: MIMLIC Asset Management Company

By____________________________
Title:

SUN LIFE ASSURANCE COMPANY
OF CANADA (U.S.)

By____________________________
Title:

GENERAL AMERICAN LIFE INSURANCE
COMPANY

By____________________________
Title:

THE FRANKLIN LIFE INSURANCE COMPANY

By____________________________
Title:

By____________________________
Title:

KNIGHTS OF COLUMBUS

By Robert J. Lane
Title: Robert J. Lane
Assistant Supreme Secretary

WOODMEN ACCIDENT AND LIFE COMPANY

By____________________________
Title:

MIMLIC FUNDING, INC.

By: MIMLIC Asset Management Company

By____________________________
Title:

SUN LIFE ASSURANCE COMPANY
OF CANADA (U.S.)

By____________________________
Title:

GENERAL AMERICAN LIFE INSURANCE
COMPANY

By____________________________
Title:

THE FRANKLIN LIFE INSURANCE COMPANY

By____________________________
Title:

By____________________________
Title:

KNIGHTS OF COLUMBUS

By____________________________
Title:

WOODMEN ACCIDENT AND LIFE COMPANY

By____________________________
Title: Senior Vice President
and Treasurer

63

GUARANTEE MUTUAL LIFE COMPANY

By [signature]

Title: Invesment Officer - Securities


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